Form 20-F
period 2018-09-30
Farmmi, Inc.
filed 2019-01-25
CIK 1701261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

For the transition period from                        to

Commission file number 001-38397

FARMMI, INC.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000
(Address of principal executive offices)

Jun Zhou, Chief Financial Officer
+86-057-1875555801
zhj@farmmi.com
No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.001 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,932,000 Ordinary Shares, excluding shares underlying outstanding convertible notes and warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

ii

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended September 30, 2018, 2017 and 2016. This information is derived from our consolidated financial statements included elsewhere in this report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

(All amounts in U.S. dollars)

Statement of operations data:

	For the years ended September 30,
	2018	2017	2016
Revenues	$29,819,088	$26,665,601	$20,715,230
Gross profit	$5,067,615	$4,524,722	$3,343,814
Operating expenses	$1,989,687	$1,055,493	$474,361
Income from operations	$3,077,928	$3,469,229	$2,869,453
Provision for Income taxes	$9,063	$5,793	$269,367
Net income	$3,229,266	$3,270,346	$2,310,090

Balance sheet data:

	As of September 30,
	2018	2017	2016
Current assets	$21,339,634	$13,741,413	$13,053,584
Total assets	$22,075,997	$13,843,929	$13,135,055
Current liabilities	$2,221,900	$2,529,848	$5,847,672
Total liabilities	$2,862,355	$3,191,015	$5,847,672
Total shareholders’ equity (net assets)	$18,338,270	$9,756,338	$6,391,882

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

	For the years ended September 30,
	2018	2017	2016
Period Ended RMB exchange rate	$0.1456	$0.1503	$0.1499
Period Average RMB exchange rate	$0.1530	$0.1468	$0.1531

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018	6.8776	6.6163	6.9720	6.2660
June	6.6198	6.4642	6.6207	6.3910
July	6.8195	6.7153	6.8195	6.6193
August	6.8334	6.8462	6.9167	6.8066
September	6.8683	6.8545	6.8823	6.8261
October	6.9720	6.9190	6.9720	6.8687
November	6.9496	6.9381	6.9620	6.8929
December	6.8776	6.8922	6.9577	6.8430
2019 (through January 21, 2019)
January (through January 21, 2019)	6.7928	6.8097	6.8772	6.7577

As of January 21, 2019, the exchange rate is RMB 6.7928 to $1.00.

B. Capitalization and Indebtedness

Not applicable by 20-F as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not applicable by 20-F as an annual report.

D. Risk Factors

Before you decide to purchase our Ordinary Shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this report, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Ordinary Shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally China National Forest Products Corp. (“China Forest”) and China National Tree Seed Corporation (“China Tree Seed”), large state-owned enterprises under China Forestry Group Corporation. They are all unrelated parties. For the year ended September 30, 2018, sales to China Forest and China Tree Seed amounted in the aggregate to 67.72% and 9.42% of our total revenue, respectively. For the year ended September 30, 2017, sales to China Forest and China Tree Seed, amounted in the aggregate to 75.77% and 5.50% of our total revenue, respectively. For the year ended September 30, 2016, sales to China Forest and China Tree Seed amounted in the aggregate to 80.18% and 4.79% of our total revenue, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During each of the years ended September 30, 2018, 2017 and 2016, we had one customer, that accounted for 10% or more of our revenues.

Customer Name	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016
China Forest	67.72%	75.77%	80.18%

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We buy our supplies from a relatively limited number of suppliers.

During the year ended September 30, 2018, our 2 largest suppliers accounted for approximately 81.35% of our total purchases. During the year ended September 30, 2017, our largest supplier accounted for approximately 60.32% of our total purchases. During the year ended September 30, 2016, our largest supplier accounted for approximately 57.05% of our total purchases. During each of the years ended September 30, 2018, 2017 and 2016, we had two suppliers that accounted for 10% or more of our purchases.

Supplier Name	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016
Jingning Liannong Trading Co., Ltd.	27.32%	60.32%	57.05%
Qingyuan Nongbang Mushroom Industry Co., Ltd.	54.03%	20.32%	30.10%

Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Our failure to comply with PRC food safety laws may require us to incur significant costs.

Manufacturers in the Chinese food industry are subject to compliance with PRC food safety laws and regulations. These food safety laws require all enterprises engaged in the production of edible fungi and various vegetables and fruits to obtain a food production license for each of their production facilities. Such laws also require manufacturers to comply with regulations with respect to food, food additives, packaging, and food production sites, facilities and equipment. Meanwhile, a separate food distribution license is required for engaging in the sale of food. Failure to comply with PRC food safety laws may result in fines, suspension of operations, loss of licenses and, in more extreme cases, criminal proceedings against an enterprise and its management. The Chinese government may also change the existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures, which we may be unable to pass on to our customers through higher prices for our products.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our current primary business activities focus on edible fungi products. Because our focus is limited in this way, any risk affecting the edible fungi industry or consumers’ desire for edible fungi products could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Governmental support to the agriculture industry and/or our business may decrease or disappear.

Currently the Chinese government is supporting agriculture with tax exemption, especially e-commerce in agriculture. In addition, our local government has been supporting our company by providing subsidies from time to time. These beneficial policies may change, so the support we receive from the government may decrease or disappear, which may impact our development.

Beneficial tax incentives may disappear.

We operate our business through our Chinese subsidiaries. Currently the agriculture industry is highly supported by the Chinese government. For example, to further strengthen and standardize the support of comprehensive agricultural development to the characteristic industries with agricultural advantages, the Chinese National Office of Comprehensive Agricultural Development has decided to carry out the compilation of The Plan for Comprehensive Agricultural Development to Support the Agricultural Advantage and Characteristic Industries (2019-2021) (the “New Plan”). Edible fungi are emphasized and classified as a “dominant and characteristic industry,” which may become the objects of policy-support issue in the future. However, the New Plan has not yet been formally approved and the final result remains to be further observed.

As an agricultural production enterprise, we are enjoying certain tax benefits, including a tax waiver for our dried mushroom wholesale business. If the tax policies change in a way that some or all of the tax benefits we presently receive are cancelled, we may need to pay much higher taxes which will reduce or eliminate our profit margin.

We are subject to extensive regulations by the Chinese government.

The food industry is subject to extensive regulations by Chinese government agencies. Among other things, these regulations govern the manufacturing, importation, processing, packaging, storage, exportation, distribution and labeling of our products. New or amended statutes and regulations, increased production at our existing facilities, and our expansion into new operations and jurisdictions may require us to obtain new licenses and permits and could require us to change our methods of operations at costs that could be substantial.

Failure to make adequate contributions to Housing Provident Fund for certain employees of our PRC subsidiaries could subject us to labor disputes or complaint and adversely affect our financial condition.

Pursuant to the Regulations on Management of Housing Provident Fund (“HPF”), promulgated by the State Council on April 3, 1999 and amended on March 24, 2002, PRC enterprises must register with relevant HPF management center, open special HPF accounts at a designated bank and make timely HPF contributions for their employees. In accordance with the Regulations on Management of Housing Provident Fund and the Rules for Administrative Enforcement of Housing Provident Fund in Zhejiang Province, an enterprise that fails to register with HPF management center or open accounts for its employees shall be ordered to do so within the prescribed time; if a PRC company fails to comply within the prescribed time, it could be fined between RMB 10,000 and RMB 50,000.

Furthermore, if such enterprise fails to pay in full or in part its HPF contributions, such enterprise will be ordered by the HPF enforcement authorities to make such contributions, and may be compelled by the people’s court that has jurisdiction over the matter to make such contributions. Pursuant to the relevant HPF laws and regulations, HPF contributions are only required for employees with urban housing registration. For employees with rural housing registration, contributions are voluntary and are not required. In addition, there are discrepancies in the interpretation and enforcement of such regulations at the national and local level. Local and national enforcement practices at times vary significantly.

Our PRC subsidiaries have not opened HPF accounts for approximately 80% of their employees (most of them are with rural housing registration), and their contribution to HPF did not cover these employees. Regarding those employees with urban housing registration but not covered by our PRC subsidiaries’ contribution to HPF, our PRC subsidiaries may potentially be ordered by HPF enforcement authorities to make full contribution, and face litigation by employees in relation to their failure to make full contribution. As of the date of this report, our PRC subsidiaries have not received any demand or order from the competent authorities with respect their HPF contribution. To the extent the PRC subsidiaries are required to make such payment, our financial condition will likely be adversely affected.

Changes in trade policies may make our products more expensive to end purchasers in other countries.

We currently receive incentives and support from our local government. Further, China has policy support for the agricultural sector. Because we export approximately 9% of our products for sale outside China, we are subject to the risk that foreign governments will view such support, either now or in the future, as unfair trade practices. If this were to happen, our products could be subjected to tariffs or other taxes that cause such products to be more expensive and thus less attractive to potential purchasers.

The edible fungi cultivated by our suppliers is subject to risks related to diseases, pests, abnormal temperature change and extreme weather events.

Edible fungi are exposed to diseases and pests. Pests and diseases during the cultivation process may significantly decrease the quantity of the qualified edible fungi provided to us, which may force us to breach our contracts with our clients by not being able to supply enough products to them timely, and further impact our revenues.

Temperature can have a significant impact on the growth and the quality of edible fungi. Mushrooms can only grow under certain temperature. If the temperature is too low, the edible fungi may grow slowly or even not grow at all. If the temperature is too high, the edible fungi may grow too fast and have a worse texture.

Global warming is increasing the frequency and severity of extreme weather events around the world. Although our suppliers are using more and more carefully managed environments for cultivation, extreme weather events may still impact our cultivation process. As a result, the supply of our raw materials may be affected. For example, because of the warm winter in 2016, the quantity of edible fungi cultivated in Lishui, Zhejiang Province increased, but the quality decreased and the price decreased accordingly.

Our supplier farms may fail to comply with the legal requirements and our quality standards and negatively affect the quality of our raw materials.

Our supplier farms are responsible for complying with the legal requirements. It is possible that they fail to comply with any PRC law relating to food safety during their production process. If the governmental agency determines they are not eligible to continue the operation, we will need to find alternative supplier farms to meet our demands. The supplier farms may also fail to comply with our quality standards. As a result, our raw materials provided by these family farms will be negatively affected. If we are unable to inspect and rule out any affected fungi and we sell them to our clients, our reputation will be harmed. Our clients may cease purchasing products from us. Even if we are able to inspect the affected fungi, we will need to spend extra time to find alternative suppliers to supplement our raw materials.

The purchase price of dried edible fungi is based on local market price which we cannot control and predict.

When we purchase dried edible fungi from our suppliers, we usually reach a price slightly higher than the local market price on that day or during that period because we seek to purchase top quality dried mushrooms, which command premium prices. If the local market price is unusually higher on that day or during that period, and if we have to purchase certain amount of edible fungi to fulfill our clients’ orders, we will spend more on the costs than expected. Because we receive the orders from our clients first when the sale price is set, and then purchase dried edible fungi accordingly, a higher purchase price will reduce our profit margin.

Increases in edible fungi costs may negatively affect our operating results.

The price of edible fungi may be inelastic when we wish to purchase supplies. While we have attempted to mitigate this risk by taking advantage of decreases in other expenses (due to better transportation infrastructure reducing the cost of bringing materials to our company and from our company to our customers) and improving efficiency, we cannot guarantee that we will be able to control our material expenses. In addition, as we are competing based upon low price, we will risk losing customers by increasing our selling prices. To the extent our expenses increase beyond the price we can charge our customers, our operating results could be harmed.

Our products are not nationally well known.

Our product visibility in general is not high in China. Although we plan to participate in more industry events to improve recognition and drive revenues, we have no guarantee that we will be able to materially increase the market recognition of all our edible fungi products. To the extent we are unable to increase our product visibility, we may face challenges in increasing revenues or increasing the profit margin for such products.

Our products have relatively low technical requirements; therefore, barriers to entry are minimal.

Processing edible fungi does not require complicated technology. Our competitors can create similar products at a relatively low cost because there are minimal barriers of entry. To the extent our customers discriminate based on price, we may find that we lose market share to new producers. Moreover, we may be required to reduce our price in order to maintain or slow loss of market share for such products.

Our e-commerce strategy may not succeed.

We have devoted significant resources to our decision to build and develop our online store Farmmi Jicai targeting centralized procurement and our retail online store Farmmi Liangpin Market in China. We plan to further expand them. While this decision may offer new opportunities to our company, it also is a new venture and has only recently begun to operate. As a result, we have no guarantee that we will be successful in this new expansion. If we do not manage our expansion effectively, our business prospects could be impaired.

Our directors’ and executive officers’ other business activities may pose conflicts of time commitment and conflicts of interest.

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of time commitment. For example, our Chief Executive Officer and Chairwoman, Yefang Zhang, and her husband and one of our directors, Zhengyu Wang, collectively own all of Forasen Group. Zhengyu Wang is also the Chairman and Chief Executive Officer of Tantech Holdings Ltd (“Tantech”), another Nasdaq listed company, and Yefang Zhang is its director.

Ms. Zhang has historically devoted approximately 85% of her time to matters concerning Farmmi, approximately 5% of her time to matters for Tantech, and approximately 10% of her time to matters concerning Forasen Group. Mr. Wang has historically devoted approximately 15% of his time to matters concerning Farmmi, approximately 70% of his time to matters for Tantech, and approximately 15% of his time to matters concerning Forasen Group. As Ms. Zhang and Mr. Wang devote considerable time and effort to Tantech and Forasen Group, these sort of business activities could both distract them from focusing on Farmmi and pose a conflict of time commitment.

Our company and Forasen Group signed a Non-Competition Agreement which provides that Forasen Group should not engage in any business that our company engages in, except purchasing products from us. In addition, Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with our company and Tantech which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause Tantech to engage in the business that we conduct. Although because of these non-competition agreements, we do not believe that there are business activities of Mr. Wang and Ms. Zhang that will compete directly with our business operations, it is possible that the enforceability of these agreements is challenged and a conflict of interest occurs.

Outstanding bank loans may reduce our available funds.

We have approximately $1,455,580 in outstanding bank loans as of September 30, 2018. The loans are held at multiple banks and were or are secured by related parties, such as our CEO Ms. Yefang Zhang, our director Mr. Zhengyu Wang, Zhejiang Forasen Group Co., Ltd. (“Forasen Group”) and unrelated parties, such as Zhejiang Lishui Xinyite Automation Technology Co., Ltd. (“Zhejiang Xinyite”) and Zhejiang Meifeng Tea Industry Co., Ltd. (“Zhejiang Meifeng”). While we believe we have adequate capital to repay these bank loans at present, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

While we do not believe they will impact our liquidity, the terms of the debt agreements impose significant operating and financial restrictions on us. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including but not limited to: incurring or guaranteeing additional indebtedness; transferring or selling assets currently held by us; and transferring ownership interests in certain of our subsidiaries. The failure to comply with any of these covenants could cause a default under our other debt agreements. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on favorable terms, if any.

We may be unable to refinance our short-term loans.

We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. In the year ended September 30, 2017, our operating cash flow was positive, but in the year ended September 30, 2018, our operating cash flow was negative. In addition, our related parties including our major shareholders and affiliate companies, are willing to provide us financial support. However, it is possible for us to have negative cash flow in the future, and for our related parties to be unable to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

We have guaranteed third parties’ debt, and a failure by such parties to repay their debts may be enforced against our company.

As a condition of obtaining bank financing, smaller companies in China sometimes enter into reciprocal debt guaranties with third parties, pursuant to which the bank agrees to provide loans to one or more unrelated entities if such entities agree to guaranty the loans made to the other entities.

Over the years, our subsidiaries were the guarantors of third parties’ debts and were also beneficiaries of third parties’ guaranties.

We are not currently guaranteeing any third party debts or intend to enter into any third party guarantees. We have also adopted a policy that restricts third party guarantees. In addition, no banks currently require such guarantee arrangements from us. However, it is possible that we may, in the future, require bank loans to support our business or expand our operations and be unable to obtain unguaranteed loans. If this were to occur in the future, future lenders might demand unrelated third party guarantees. If we were to enter into any other guarantees for third party debts and they failed to pay, our cash position could be adversely affected and we might be unable to be made whole by our counter-guarantor.

If we guarantee related parties’ debt in the future, we may be liable if they fail to pay the underlying debt.

In the past, we facilitated the operations of our related party Forasen Group by agreeing to guarantee its obligations.

For example, on December 20, 2013, Forasen Group signed a guarantee agreement with Bank of China to guarantee the loan and credit of up to RMB 15,000,000 on a loan from the Bank of China to Zhejiang Feiyan Down Products Co., Ltd. (“Feiyan”). Relying on this guarantee, Feiyan was able to borrow RMB 15,000,000 from the Bank of China.

Feiyan subsequently defaulted on its debt and Forasen Group entrusted FLS Mushroom to repay the money on Forasen Group’s behalf. Accordingly, FLS Mushroom signed a credit transfer agreement with Bank of China by which it promised to honor the guarantee in Forasen Group’s place.

In five installments paid in 2015, 2016 and 2017, Forasen Group fully repaid all outstanding amounts, and FLS Mushroom has no remaining liability for its guarantee. If we enter into related party guarantees in the future and we are unable to cause a related party to honor such obligations, we could find that our company bears primary responsibility for such obligations.

When China’s currency appreciates, our products may become more expensive to export to other countries.

While 2018 saw the Renminbi’s depreciation against the U.S. dollar, 2017 saw the Renminbi’s appreciation against the U.S. dollar. We do not sell any products in currencies other than Renminbi, but we are subject to exchange rate risk between U.S. dollar and Renminbi because we sell our products internationally through our export distributors who settle in U.S. dollar and may be affected by U.S. dollar exchange rate. Among our export sales in the year ended September 30, 2018, approximately 34.55% were sold to U.S., approximately 20.70% were sold to Canada, approximately 33.63% were sold to Japan, and approximately 11.12% were sold to other countries. Settlement currency is USD for export transactions no matter what the destination country is.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

Our results of operations fluctuate significantly from quarter to quarter so it may be hard to predict our future performance.

Most of the sales of FLS Mushroom are from China Forest and China Tree Seed. Sales increase from July to September because these two clients place more orders with FLS Mushroom during this period. From December to January, there is a peak because customers spend more on food including edible fungi to prepare for coming holidays. From January to February, the sales of FLS Mushroom decrease because of the Chinese New Year holiday, during which time consumers generally spend less.

Forest Food and Farmmi Food focus on producing and selling small packages of dried edible fungi. The sales peak is from December to January, as customers spend more on food including edible fungi to prepare for coming holidays.

Our bank accounts are not fully insured or protected against loss.

We maintain our cash with various banks located in mainland China and an escrow agent in the U.S. related to our initial public offering. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or escrow agent.

We are substantially dependent upon our senior management.

We are highly dependent on our senior management to manage our business and operations. In particular, we rely substantially on our Chief Executive Officer and Chairwoman, Ms. Yefang Zhang to manage our operations. Ms. Zhang has been involved in the mushroom industry for more than twenty years. Ms. Zhang cofounded Lishui Jingning Huali Co., Ltd. in 1994 with her husband Mr. Zhengyu Wang to engage in the mushroom business. Due to her experience in the industry and long relationships with our customer base, Ms. Zhang would be difficult to replace.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key person life insurance on any of our senior management, including Ms. Zhang. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense, and the pool of suitable candidates is limited. We may be unable to quickly locate a suitable replacement for any senior management that we lose. In addition, if any member of our senior management joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although some of our senior management of Forest Food and Nongyuan Network have signed confidentiality agreements in connection with their employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes developing export customers of our existing products of edible fungi, increasing varieties of agricultural products and expanding our e-commerce platforms. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls;

•	increased marketing, sales and support activities; and

•	hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance, including insurance for inventory of Forest Food, to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. For example, not all of our subsidiaries have coverage of business interruption insurance. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of trademark, domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to trademark infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for trademark infringement, invalidity or indemnification relating to other parties’ proprietary rights. The defense of trademark suits, including of trademark infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our branded products; or

•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products. This could have a material adverse effect on our financial condition and results of operations.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, Companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

As a result of these laws and regulations designed to enhance labor protection, we expect our labor costs will continue to increase. In addition, as the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Currently, we do not sell any products in currencies other than Renminbi, but we are subject to exchange rate risk between U.S. dollar and Renminbi because our export distributors settle in U.S. dollar and these distributors may be affected by U.S. dollar exchange rate. If China’s currency appreciates, our products may become more expensive to export to other countries and our sales may be negatively affected by the appreciation.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive upon cash exercises, if any, of the warrants to purchase the Ordinary Shares offered hereby into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and most of our PRC subsidiaries, (Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, FLS Mushroom, Forest Food and Farmmi Food), are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our e-commerce websites (Farmmi Jicai and Farmmi Liangpin Market) in China through contractual arrangements with our VIE and its shareholder. These contractual arrangements provide us with effective control over our VIE and enable us to receive substantially all of the economic benefits of our VIE in consideration for the services provided by our foreign-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our VIE when permissible under PRC laws. For a description of our VIE structure and these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure  — Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).”

Based on the advice of our PRC legal counsel, Zhejiang Course Law Firm, the corporate structure of our VIE in China are in compliance with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If we or any of our current or future VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or MIIT, which regulates internet information services companies, SAIC, which regulates advertising companies, and the CSRC would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Suyuan Agriculture and the VIE, revoking the business licenses or operating licenses of Suyuan Agriculture and the VIE, shutting down our servers or blocking our websites, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting our rights to use the proceeds upon cash exercises, if any, of the warrants to purchase the Ordinary Shares offered hereby to finance our business and operations in China, or taking other enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIE or our right to receive their economic benefits, we would no longer be able to consolidate the VIE. Our VIE was engaged in the operation of our own e-commerce websites, which were established in August 2016. Accordingly, our VIE had revenue of $3,369,258 and $2,081,084 in the year ended September 30, 2018 and 2017, respectively, and no revenues in the year ended September 30, 2016.

Our contractual arrangements with our VIE may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Nongyuan Network and its shareholder to operate our e-commerce websites. For a description of our VIE structure and these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).” These contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership. If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the Board of Directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance of the contractual obligations by our VIE and its shareholder to exercise control over our VIE. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over our e-commerce websites in China as direct ownership would be.

Our VIE may conduct actions which cause our loss.

The Exclusive Call Option Agreement between Suyuan Agriculture, Mr. Wang and our VIE Nongyuan Network provides that Nongyuan Network may not conduct key actions without the prior written consent of Suyuan Agriculture, such as amending its articles of association. See “Item 4. Information on the Company — C. Organizational Structure — Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).” However, the list of these key actions may not be comprehensive enough to protect us. For example, the key actions requiring Suyuan Agriculture’s prior written consent exclude entering into material contracts in the ordinary course of business. It is possible that contracts entered by Nongyuan Network in the ordinary course of business, such as procurement agreements with exceptionally high amount, may be detrimental to its business. As we are obligated to absorb all of our VIE’s loss from its activities, entry in these agreements by our VIE may cause our loss.

The shareholder of our VIE may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with him and our VIE. Any failure by our VIE or its shareholder to perform his obligations under our contractual arrangements with him would have a material adverse effect on our business and financial condition.

Mr. Zhengyu Wang, one of the directors of our Company and the husband of our chair and Chief Executive Officer, Ms. Yefang Zhang, is the sole shareholder of our VIE. He may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with him and our VIE. If our VIE or its shareholder fails to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholder of Nongyuan Network were to refuse to transfer his equity interests in Nongyuan Network to us or our designee when we exercise the call option pursuant to these contractual arrangements, if he transfer the equity interests to other persons against our interests, or if he were otherwise to act in bad faith toward us, then we may have to take legal actions to compel him to perform his contractual obligations.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our e-commerce websites may be negatively affected.

Contractual arrangements our subsidiary has entered into with our VIE may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIE owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Suyuan Agriculture, our VIE and the shareholder of our VIE do not represent arm’s-length prices and consequently adjust Suyuan Agriculture’s or our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIE, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Suyuan Agriculture or our VIE for any unpaid taxes. Our consolidated net income may be materially and adversely affected if Suyuan Agriculture or our VIE’s tax liabilities increase or if they are subject to late payment fees or other penalties.

The shareholders and director of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our e-commerce websites.

Mr. Zhengyu Wang, one of our directors, is the shareholder and executive director (legal representative) of our VIE Nongyuan Network, and the executive director (legal representative) of Suyuan Agriculture. As Mr. Wang is affiliated with both parties of the contractual arrangements, conflicts of interest may arise for Mr. Wang. For example, it is in Suyuan Agriculture’s interest to collect as much service fees as possible from Nongyuan Network. However, as the shareholder and executive director (legal representative) of Nongyuan Network, Mr. Wang may have personal benefits to limit the service fees paid by Nongyuan Network to Suyuan Agriculture. We cannot assure you that when conflicts of interest arise, this equity holder will act in the best interests of our company or that such conflicts will be resolved in our favor; provided, however, that Mr. Wang is still a director at the time of such a conflict, we might have recourse for a claim of breach of his fiduciary obligations to our Company. We currently rely on Mr. Wang to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require him to avoid conflicts of interest and not to take advantage of his position for personal gains. We also rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholder of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involves significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC governmental regulation of the internet industry include, but are not limited to, the following.

We only have control over our websites through contractual arrangements due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our e-commerce business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our e-commerce websites. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The Code for Cross-Border Electronic Commerce Commodity Operations and Services (T/CCPITCSC 009-2017) (hereinafter referred to as “Cross-Border Electronic Commerce Code”) and the Code for Mobile Electronic Commerce Commodity Operations and Services (T/CCPITCSC 009-2017) were formally implemented on March 1, 2018. In addition, the Electronic Commerce Law of the PRC was formally passed on August 31, 2018 and will come into effect on January 1, 2019. These laws and regulations define and regulate e-commerce operations, e-commerce operators, e-commerce platform operators, e-commerce contracts, disputes and responsibilities, so as to regulate e-commerce activities. They are legally binding on our company’s electronic commerce platform Nongyuan Network and our online stores. As a result, our electronic commerce activities are subject to stricter legal constraints which cause potential legal risks.

The Circular on Strengthening the Administration of Foreign Investment in an Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Nongyuan Network, our PRC consolidated VIE, holds an ICP license and operates our websites (farmmi88.com; Farmmi.com; Farmmi.com.cn). Nongyuan Network owns the relevant domain names and has the necessary personnel to operate such websites.

The interpretation and application of existing PRC law, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our e-commerce business. We cannot assure you that we have obtained all the permits or licenses required for conducting our e-commerce business in China or will be able to maintain our existing licenses or obtain new ones.

Our business may be materially and adversely affected if any of our PRC subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to the SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from the SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit these PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

These circulars require PRC residents to register with qualified banks in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

While Ms. Yefang Zhang, a citizen of Saint Lucia, is not required to register with qualified bank according to the various SAFE registration requirements, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective in January, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters.

Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Farmmi, Inc. (“FMI”) is within the territory of China, FMI may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Up to the date of this report, FMI has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law.

Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares.

Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavourable tax consequences to us.

In 2012 the Chinese government embarked upon an ambitious staged reform program as part of its 12th Five Year Plan, designed to replace Business Tax (“BT”) with a Value Added Tax (“VAT”) throughout the services sector of the economy. These reforms were designed to overcome the problem of tax cascading arising whenever business-to-business transactions took place under the BT system. The reforms were intended to overcome mismatches occurring whenever BT taxpayers purchased goods for which they were unable to claim input VAT credits, and similarly overcome the problem of VAT taxpayers being unable to claim credits for the BT incurred on the services they purchased. To date, the VAT pilot program has extended from the modern services and transportation industry in Shanghai (in 2012), to a national basis (in 2013), and then further expanded to cover television, radio and film broadcasting services (in 2013), and postal and telecommunications services (in 2014). The Ministry of Finance and the State Administration of Taxation jointly issued Circular 36 on March 23, 2016, which announced that the major industries still paying BT would be transitioned to the VAT regime. Effective as of May 1, 2016, the construction, finance, lifestyle (including hospitality, food and beverage, healthcare, and entertainment), and real estate sectors were introduced to the VAT, essentially eliminating BT from China’s tax system.

The food and beverage services industry pays BT at the rate of 5% for “food consumed on the spot”, whereas sales of food items in places such as grocery stores constitute the sale of goods which is typically subject to either 17% VAT, or 3% simplified VAT for food sold by restaurants and hotels which is “not consumed on the spot”. The transition to VAT for the services sector should largely remove this distinction. However, this distinction will remain to some extent if the VAT rate for food and beverage services is 6%, while the rate for sales of food items for take-away purposes is 17%.

In April 2018, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Adjusting the Tax Rate of Value-added Tax (Circular 32 of Finance and Taxation, 2018). The Notice clearly stipulates that, from May 1, 2018, for all taxpayers who have engaged in taxable sales of VAT or imported goods, where the original 17% and 11% tax rates were applied, the tax rates shall be adjusted to 16% and 10%, respectively. This can lighten the operation burden of enterprises to a certain extent.

Although a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided, our effective tax rate could be higher. After May 1, 2018, the Company subject a tax rate of 12% or 16% based on the new Chinese tax law. The replacement of the business tax with a VAT on our services could result in unfavorable tax consequences to us.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the “indirect transfer” as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is little practical experience regarding the application of SAT Bulletin 7 because it was issued in February 2015. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of our PRC consolidated VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if  (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Related to Ownership of Our Ordinary Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following September 30. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our First Amended and Restated Memorandum and Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our Board of Directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the Board of Directors of a solvent Cayman Islands exempted company is required to consider the company’s interests, and the interests of its shareholders as a whole, which may differ from the interests of one or more of its individual shareholders. See “Item 16.G. Corporate Governance.”

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our Ordinary Shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements.

The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our Board of Directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on the management of our company might decrease as a result. In addition, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with this report, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Currently we have not established and maintained effective disclosure controls and procedures. In addition, there are material weaknesses in our internal control over financial reporting. Among other things, we lack sufficient personnel with the appropriate level of knowledge, experience and training in the application of U.S. GAAP standards in the preparation of the financial statements. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” We must engage U.S. securities law counsel and U.S. auditors, and we have annual payments for listing on a stock exchange. In addition, the Sarbanes-Oxley Act and rules and regulations implemented by the SEC and The Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on The Nasdaq Capital Market, we are also required to file semi-annual financial statements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year. We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized foreign private issuers.

If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

As a result of disclosure of information in this report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these rules and regulations makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

Since our Ordinary Shares became listed on NASDAQ on February 2018, the trading price of our Ordinary Shares has ranged from US$ 2.68 to US$ 10.3234 per Ordinary Share, and the last reported trading price on January 18, 2019 was US$ 4.49 per Ordinary Share. The trading prices of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to our initial public offering, there was no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not be sustained. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the underwriters based upon a number of factors which were described in the “Plan of Distribution” section. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. For example, 10,000,000 shares are held by FarmNet Limited, an entity controlled by Ms. Yefang Zhang, our Chairwoman and Chief Executive Officer. They are “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act and permitted by relevant agreements.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our First Amended and Restated Memorandum and Articles of Association, by the Companies Law (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our First Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the Board of Directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Our Board of Directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our Board of Directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our Board of Directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Item 4. Information on the Company

A. History and Development of the Company

Farmmi, Inc. (“FMI”) is a Cayman Islands holding company incorporated on July 28, 2015. We conduct our operations in China principally through our foreign-owned PRC subsidiaries. FMI’s registered office is at the office of Vistra (Cayman) Limited, Grand Pavilion, Hibiscus Way, 802 West Bay Road, P.O. Box 31119, Grand Cayman KY1-1205, Cayman Islands. Its registered office’s telephone number is +1.345.949.2648. Farmmi, Inc.’s agent in the U.S. is Yunhao Chen, with the address of 3165 Windmill Ranch Rd, Weston, FL 33331.

Our three major operating entities are FLS Mushroom, Forest Food and Farmmi Food. Previously FLS Mushroom and Forest Food were under mushroom business sectors of Forasen Group, which is controlled by Ms. Yefang Zhang and Mr. Zhengyu Wang. Forasen Group (initially named as Lishui Forasen Green Industry Group) was established in April 2003. Forasen Group’s primary business areas used to include rubber trading, mushroom sales, biomass power generation, and marketing.

Mr. Wang and Ms. Zhang decided to spin off various business sectors from Forasen Group and to develop them separately. Since 2010, they began to spin off bamboo-based charcoal businesses by establishing several offshore and domestic companies and re-organizing related operating entities in China. In 2011, they established Tantech Holdings Ltd. which completed an IPO and listing on the Nasdaq Capital Market in March 2015. Since 2015, Ms. Zhang and Mr. Wang started to spin off the edible fungi business from Forasen Group by establishing several offshore companies and re-organizing related operating entities in China. In July 2015, FMI was established. After a series of transactions, Forest Food and FLS Mushroom are indirectly controlled by FMI and no longer have any common relationship with Forasen Group. FMI also controls some other companies which develop our e-commerce business of edible fungi products and other agricultural products. In February 2018, FMI completed its initial public offering and its Ordinary Shares commenced trading on Nasdaq under the symbol “FAMI.”

Historical Timeline

•	November 1994: our Chairwoman and CEO Ms. Yefang Zhang and her husband Mr. Zhengyu Wang founded Lishui Jingning Huali Co., Ltd. in China to start edible fungi business by selling dried edible fungi.

•	May 2003: Forest Food was established in China.

•	December 2006: We passed ISO 22000 certification.

•	December 2008: We passed QS certification.

•	August 2010: We passed BRC certification.

•	March 2011: FLS Mushroom was established in China.

•	July 2015: Farmmi, Inc. was incorporated in the Cayman Islands.

•	August 2015: Farmmi International was incorporated in Hong Kong.

•	December 2015: Nongyuan Network was established in China.

•	December 2015: Suyuan Agriculture was established in China.

•	May 2016: Farmmi Enterprise was established in China.

•	July 2016: Farmmi Technology was established in China.

•	December 2016: Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) began operating.

•	February 2018: FMI completed its initial public offering and its Ordinary Shares commenced trading on Nasdaq under the symbol “FAMI.” We raised approximately $6 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

•	May 2018: Farmmi Food started operation in China.

•	August 2018: Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) was restructured as two online stores: Farmmi Jicai (www.farmmi88.com) targeting centralized procurement and Farmmi Liangpin Market (www.farmmi.com) targeting direct retail for consumption.

•

November 2018: FMI completed a $7.5 million private placement (the “Private Placement”) with an institutional investor. The securities sold by the Company in the Private Placement consisted of (a) senior convertible notes with an aggregate principal amount of  $7,500,000 (the “Notes”) which are initially convertible into an aggregate of 1,198,084 of the Company’s Ordinary Shares at the rate of  $6.26 per share and (b) warrants to purchase an aggregate of 800,000 Ordinary Shares at an exercise price of  $6.53 per share (the “Investor Warrants”). We also issued warrants to purchase an aggregate of 119,808 Ordinary Shares for an exercise price of  $7.183 per share to the placement agent (the “Placement Agent Warrants,” and together with the Investor Warrants, the “Warrants”).

•

December 2018: in connection with the Private Placement, FMI filed a Registration Statement on Form F-1 (File no. 333-228677) with the SEC to register the resale of our Ordinary Shares acquired upon conversion and repayment of the Notes and exercise of the Warrants.

B. Business Overview

General

We are a supplier of agricultural products. We currently focus on processing and selling edible fungi, mainly Shiitake and Mu Er mushrooms. According to the QYR Food Research Center, the production volume of the global mushroom market was 48,040,000 tons in 2016, and an expected 50,600,000 tons in 2017. In addition to our edible fungi products, we also have begun to derive revenues from our trading activities, which primarily relate to purchases and sales of tea products.

Our founders Ms. Yefang Zhang and Mr. Zhengyu Wang started their edible fungi business in November 1994 by establishing Lishui Jingning Huali Co., Ltd. They established our first Farmmi/Forasen entity, Forest Food, in May 2003. We established Farmmi Food, a new subsidiary under Suyuan Agriculture, in December 2017 and it started the operation since May 2018. Forest Food and Farmmi Food focus on export sales and domestic sales of small packages of our edible fungi, while FLS Mushroom, which was founded in March 2011, focuses on the Chinese domestic market for big packages. Our business office is located in Binjiang district of Hangzhou city in Zhejiang. We have two processing factories in Lishui. Our raw materials are directly or indirectly provided by family farms from various counties of Lishui in Zhejiang along with other provinces in China.

We are headquartered in the edible fungi rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s eleventh largest province in population in 2015, with 46.5 million residents, and eighth in terms of population density. As the first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most developed provinces in China. Its province-wide GDP of approximately RMB 4.3 trillion in 2015 placed it as the fourth highest in China in aggregate amount and fifth per capita.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.1 million residents live in the city, and city-wide GDP is approximately RMB 110 billion in 2015. Lishui’s primary industries include food processing, wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceuticals and electronic machinery. Lishui has cultivated edible fungi for almost 1,000 years. It is one of the major production areas of edible fungi in the southeastern China. Lishui produces approximately 0.6 million tons of edible fungi every year, contributing to 50% volume of Zhejiang Province. Lishui also has rich species of edible fungi, among which there are over 30 species of commercially cultivated mushroom.

We sell most of our products to domestic distributors in China, which then sell in China and internationally. We estimate approximately 91% of our products are sold in China and the remaining 9% are resold internationally, including USA, Japan, Canada, and other countries. We also sell products online through our own e-commerce websites, Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (www.farmmi.com).

Our typical agreements with the distributors which sell the products in China, such as China Forest and China Tree Seed, provide that payment is due upon receipt of a value-added tax invoice, and the customer should make the payment by bank’s acceptance bill or wire transfer. Delivery is set at our factory, and the customer is responsible for the cost of transportation. Products are deemed to be accepted upon receipt unless the customer rejects the delivery. Our cooperation with other distributors which sell products in China is similar, except the delivery is set at the distributor’s warehouse. For new clients, we may require full payment before we delivering the products to them.

We supply mushroom products indirectly to foreign customers such as supermarkets through Chinese distributors. Our typical agreements with these Chinese distributors provide that payment is due upon receipt of a value-added tax invoice and a copy of bill of lading, and the Chinese distributor should make the payment by wire transfer. Our products are required to meet the exportation requirements. Delivery is set at a warehouse designated by the Chinese distributor, and we are responsible for the cost of transportation from our warehouse to the warehouse designated by the Chinese distributor. Products are deemed to be accepted upon receipt unless the foreign customers raises objections.

Product quality is always our main focus. We have established a food quality traceability system to trace and correct any possible quality issues in any step. We have also established a sound quality management system, and have obtained the BRC international food certification issued by Intertek Certification Ltd to certify we meet the BRC Global Standard for Food Safety, and Food Safety Management System Certificate issued by China Quality Certification Centre to certify we meet the GB/T 27341-2009/GB 14881-2013 standard.

As of the date of this report, we hold over 80 registered trademarks about or related to “Farmmi”, “Farmmi Liangpin”, “Forasen” and “Puyangtang” in different applicable trademark categories in China.

Our Industry

Edible Fungi (Edible Mushroom)

Edible fungi, or edible mushroom, is our major product category. Edible fungi are edible fruit bodies of several species of macrofungi. Edible fungi has high nutritional value. It generally has a high protein content, usually around 30 to 45% by dry weight. Almost all edible fungi contain eight kinds of amino acids essential to human nutrition. Protein contained in 1 kg of dried mushrooms is equivalent to protein in 2 kg of lean meat, 3 kg of eggs or 12 kg of milk. Edible fungi also contain a variety of vitamins and trace elements, polysaccharides, and other physiologically active substances, to promote human metabolism and enhance physical fitness. Besides the nutritional value, edible fungi also has medicinal values including wound-healing, immunity-enhancement, and tumor-retarding effects.

Mushroom Dish Models Presented at Qingyuan Mushroom Museum, Lishui City, Zhejiang Province, China

The production volume of the global mushroom market was 48,040,000 tons in 2016, and an expected 50,600,000 tons in 2017.

Edible fungi were traditionally harvested wild and were difficult to domesticate and cultivate. Cultivation of edible mushroom species has grown rapidly in recent decades. Most mushrooms have been cultivated on various species of hardwood trees. The procedure was to cut down the natural logs in the fall (after leaf fall) and inoculate them with Shiitake spawn within 15 to 30 days after felling. One breakthrough for this cultivation was the utilization of synthetic logs instead of natural logs. Composed of sawdust and supplemented with millet and wheat bran, synthetic logs may produce three to four times as many mushrooms as natural logs in one-tenth of the time. Environmentally controlled houses allow for the manipulations of temperature, humidity, light, and the moisture content of the logs to produce the highest possible yields. The major advantages of producing mushroom on synthetic logs rather than natural ones are the consistent market supply through year-round production, increased yields, and decreased time required to complete a crop cycle. Most of the mushrooms we purchase are grown in this manner.

China is the largest producer of edible fungi. In 2016, China produced 76.71% of the global edible fungi.

Source: QYR Food & Beverages Research Center, July 2017

Most of the edible fungi produced by China is for domestic consumption. In 2015, the export portion of edible fungi was only 1.73% of the annual production in China. Edible fungi, especially Shitake mushroom and Mu Er have become important food source for the Chinese.

In general, the consumption volume of edible fungi in China is growing. From 2006 to 2016, the edible fungi consumed by China market increased from 14,140,000 metric tons (approximately 31 billion pounds) to 36,860,000 metric tons (approximately 81 billion pounds).

Figure 2006-2017E China Edible Fungus Market Consumption Volume and Growth Rate

Source: China Edible Fungus Association, QYR Food & Beverages Research Center, July 2017

The Belt and Road Initiative raised by Chinese President Jinping Xi in 2013 is expected to bring more opportunities to Chinese edible fungi industry. The Belt and Road Initiative is an initiative of jointly building the Silk Road Economic Belt and the 21st-Century Maritime Silk Road. Accelerating the building of the Belt and Road can help promote the economic prosperity of the countries along the Belt and Road and regional economic cooperation, strengthen exchanges and mutual learning between different civilizations, and promote world peace and development. It is a great undertaking that will benefit people around the world.

China Edible Fungi Association issued The Cooperation Proposal of Edible Fungi Industry along “The Belt and Road” Countries in April 2016. Countries along “the Belt and Road” all have a long tradition of consuming edible fungi. However, their planting technology has lagged behind and mainly focuses on Shuangbao mushroom and wild mushroom. With the Belt and Road Initiative, the edible fungi industry can be promoted, through strengthening communication, building new cooperation trend among the Belt and Road countries, and achieving the common development and prosperity.

E-commerce for Agricultural Products

E-commerce is the trading or facilitation of trading in products or services using computer networks, such as the Internet. There are different kinds of e-commerce business models: web portal model, online content provider, online retailer, online distributor, online market maker, online community provider and cloud application service provider. Our online stores are online retailers, which make profits by selling products made by the manufacturers on line.

Although our online sales only accounted for about 11.32%, 7.84% and 0.24% of our total sales in the fiscal years 2018, 2017 and 2016, respectively, we plan to continue investing in, and developing our e-commerce system because of e-commerce’s big business potential. From June 2012 to June 2016, the number of Chinese netizens increased 32%, from 537,600,000 to 709,580,000. From December 2015 to June 2016, Chinese users of internet shopping increased 8.3%, from 413,250,000 to 447,720,000. From 2011 to 2015, Chinese e-commerce industry market scale increased 135%, from RMB 6.3 trillion to RMB 14.8 trillion.

Our e-commerce focuses on agricultural products. E-commerce of agricultural products is supported by Chinese policy. For example, on January 8, 2016, in the press conference of Guidance Opinion about Fusion Development of the Primary Industry, the Secondary Industry and the Service Industry by General Office of the State Council of the People’s Republic of China, National Development and Reform Commission of China said China will develop modern “Internet+” agriculture and e-commerce for agricultural products.

Our Products

Currently we have the following major brands:

We mainly process and/or sell four categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products.

Shiitake

The Shiitake (Xiang Gu in Chinese and Lentinula edodes in Latin) is a variety of mushroom that originated from Eastern Asia. Shiitake have many uses in the cuisines of East Asia. In Chinese cuisine, they are often sautéed in vegetarian dishes such as Buddha’s Delight. In Japan, they are served in miso soup, used as the basis for a kind of vegetarian soup called dashi, and as an ingredient in many steamed and simmered dishes. As a potent immune-boosting mushroom, it has antitumor and antiviral properties, and can potentially lower blood pressure and cholesterol if consumed regularly.

Divided by the growing season, there are four kinds of Shiitake: spring mushroom, summer mushroom, fall mushroom and winter mushroom. We focus on winter mushroom which has the best quality and taste. Depending on the species, our Shiitake products include different varieties such as floral mushroom and Jinqian (“money”) mushroom. Depending on the shape, our Shiitake products include fungi in whole, Shiitake slices and Mu Er strings.

Mu Er

Mu Er (Auricularia polytricha in Latin), is sometimes known as wood ear mushrooms, cloud ear, Judas ear or tree ear. It is a variety of mushroom that is dark brown to black and native to Asia and some Pacific islands with humid climates. It is usually sold in dried form, and needs to be soaked in water before use. It has little real flavor of its own and has slippery but slightly springy and crunchy texture. It is commonly found in “Hot and Sour Soup”, and also widely used in stir-fried dishes. Mu Er has potential medicinal properties. For example, it is believed that it can help with health issues by benefiting the lungs, stomach and liver if consumed regularly.

Depending on the growing area, our Mu Er products include varieties from Zhejiang Mu Er and Northeastern Mu Er. Depending on the shape, our Mu Er products include Mu Er in whole and Mu Er strings. According to some clients’ requirements, we also provide washed Mu Er which is cleaner than normal Mu Er products after we soak dried Mu Er in water to make it flat, and remove the hidden impurities.

Other edible fungi

Based on the clients’ needs and the supply, we also process and sell other edible fungi from time to time, such as bamboo fungi (Zhu Sun in Chinese), agrocybe aegerila (Cha Shu Gu in Chinese), pleurotus eryngii (Xin Bao Gu in Chinese), grifola frondosa (Hui Shu Hua in Chinese), coprinus comatus (Ji Tui Gu in Chinese) and hericium erinaceus (Hou Tou Gu in Chinese).

Other agricultural products

Historically, we only sold green tea products in this category on our online store farmmi88.com/farmmi.com, and have stopped selling them in and since the six months ended March 31, 2018. In August 2018, we restructured farmmi88.com/farmmi.com to two different online stores: Farmmi Jicai (farmmi88.com) and Farmmi Liangpin Market (farmmi.com). Since then, we have signed the purchase agreements with approximately 50 suppliers to buy different kinds of agricultural products to sell on our Farmmi Liangpin Market. We are in the process of adding new products. This category of products will help diversify our product categories and help lead us into expanding our online platform of healthy products.

We process and package all of the dried edible fungi on our own, and purchase and sell all the other agricultural products from other manufacturers or companies. There are two ways to sell other agricultural products. The first way is that we may provide our packing materials or requirements to the manufacturers to package. After packaging, these manufacturers may deliver the products to us, or may deliver the products to our clients on behalf of us. We haven’t used this way yet. The second way is that we use our Farmmi Liangpin Market to sell other companies’ products. For example, we are selling crabs provided by Panjin Zhongtong Food Ltd. Co. (“Zhongtong”). Zhongtong is a company based in Panjin, Liaoning Province, When there is an order of the crabs at our Farmmi Liangpin Market, we will inform Zhongtong which will deliver the crab product directly to the client. We make our profits from the difference between the selling price and the purchase price offered by these manufacturers.

Raw Materials and Suppliers

Our primary raw material is bulk dried edible fungi and the majority is Shiitake and Mu Er. Based on a standard form of agreement, we have signed three-year purchase agreements with JLT, QNMI and 37 family farms to set forth the terms and conditions of the parties, subject to specific quantity and price terms to be set forth in subsequent purchase orders. The purchase agreements provide that we and the suppliers are independent parties. These companies and family farms supply dried edible fungi materials to us based on our purchase orders. We then further process the edible fungi.

JLT and QNMI are two supplier companies. JLT is located in Jinning County and QNMI is located in Qingyuan County, both in the scope of Lishui City where our processing facilities are located. They are co-operatives representing family farms which grow and roughly process edible fungi. JLT and QNMI themselves do not have any facility and do not process any fungi. JLT and QNMI are established by the local family farms as wholesale agents. Such arrangements allow these family farms to better share resources such as procurement information and enjoy the advantage of scale. There are likely overlaps between the family farms represented by JLT and QNMI and the 37 family farms that we have signed purchase agreements with.

The family farms supplying raw materials to us, through JLT/QNMI or directly, are responsible for growing, harvesting, dehydrating, roughly sorting and selecting edible fungi. They dehydrate the fungi until the desired moisture content is reached so fungi can be stored for a long time. They then sort the dried fungi roughly so that most of the fungi supplied to us fall within the size range required by us. The family farms also select the dried fungi to get rid of obvious impurities such as dirt.

Most of our family farm suppliers conduct their initial and rough sorting manually. Some family farms may use machines to conduct advanced sorting so the percentage of the dried fungi within the size range required by us is higher. We pay higher purchase prices to these family farms because they can save us certain time on initial sorting. In addition, while most of our raw materials are fungi in whole, if our clients need Shiitake slice products, we will purchase dried Shiitake slices to process at our own facilities. If our clients need Mu Er string products, we will use our own equipment to cut the dried whole Mu Er into strings.

After we receive the raw materials, we are responsible for further sorting to get the fungi in specific size range and further selecting to get rid of more impurities. For Shiitake, we also further dehydrate it to ensure the uniform level of dryness of our products. For Mu Er, we conduct additional procedures such as burning hair to increase the quality of the fungi products. We then package and sell the dried edible fungi products. For more details about our procession, please see “Our Processing Workflow of Shiitake” and “Our Processing Workflow of Mu Er” later in this section.

According to the purchase agreements, the suppliers accept the guidance of both the local governmental agencies and the technical organization regarding mushroom industry, and produce mushrooms in compliance of the standardized specifications. The suppliers record the whole production process in accordance with the traceability requirements. The products provided by the suppliers should comply with the relevant quality standards and our requirements for the species and the specifications. During the term of the purchase agreements, we are entitled to examine the farms, conduct sampling inspections of the products, and require the suppliers to correct any problems at any time.

Pursuant to the purchase agreements, the suppliers supply all of their products to us. However, in practice, these suppliers we have entered into agreements with may sell their products to other clients, especially for mushrooms we don’t need. We may also purchase edible fungi from alternative sources depending upon the market condition.

We and the suppliers should inform each other the specifics of the products in need/produced in advance, so the other party can be prepared to supply/purchase. We receive approximately 70%-80% of orders from our clients first, and then begin purchasing raw materials for processing. Our procurement personnel communicates with proper suppliers to confirm they have the raw materials that we need to fill the orders we receive, and then goes to the suppliers’ sites to purchase the dried edible fungi and arrange the shipment. The raw materials are shipped to our factory which then process them. Most of the time these suppliers can provide enough raw materials for us to fill our clients’ orders. We also keep stock of raw materials from time to time before we receive orders to meet new clients’ demand. Occasionally, when our clients have exceptionally big orders and the suppliers that we have signed purchase agreements with are not able to provide enough raw materials, we may purchase additional raw materials from local farmers’ markets.

The purchase price is not set by the purchase agreements. The agreements provide that we shall purchase the raw materials at a price of 3% higher than the local market price at that time. Notwithstanding such provision, in practice, we often renegotiate the price with our suppliers based on the demand for edible fungi of these suppliers as well as our ability to buy edible fungi from alternative sources. We generally offer a price slightly higher than the typical market price for average quality raw materials to seek raw materials of premium quality. Sometimes the extent may be higher than 3% and sometimes lower than 3%. The actual purchase price depends on a lot of factors, such as the quality of the products and the urgency of our needs. The market price of edible fungi fluctuates from time to time, mainly based on the supply and the demand on the market. See “Item 3 — Key Information — Risk Factors — Risks Related to Our Business and Industry — Purchase price of dried edible fungi is based on local market price which we cannot control and predict.” The quantity of the total edible fungi on the market is affected by many factors, including but not limited to the temperature change and extreme weather condition etc.. See “Item 3 — Key Information — Risk Factors — Risks Related to Our Business and Industry — The edible fungi cultivated by our suppliers is subject to risks related to diseases, pests, abnormal temperature change and extreme weather events.” To purchase each batch of products, we need to pay 20% of the total price of that batch as deposit before the products are shipped, and pay the remaining amount after the products are shipped.

Previously, we purchased all raw materials directly from various family farms. In March 2016, some of the family farms we cooperated with established JLT and QNMI as co-operatives to represent local family farms. On April 1, 2016, we entered into a three-year framework purchase agreement with each of JLT and QNMI. Since then, we switched to JLT and QNMI for the majority of our purchases from individual family farms. Therefore, since the year ended September 30, 2016, JLT and QNMI, have been our major suppliers. For the year ended September 30, 2018, JLT and QNMI contributed 27% and 54% of our supplies, respectively. For the year ended September 30, 2017, JLT and QNMI contributed 60% and 20% of our supplies, respectively. For the year ended September 30, 2016, JLT and QNMI contributed 57% and 30% of our supplies, respectively. The allocation of our total purchases vary from time to time between these two major suppliers depend upon the specific needs of our clients at certain point of time. JLT is located in Jingning County and QNMI is located in Qingyuan County. These two counties, are famous for growing different kinds of edible fungi due to their unique geographic characteristics. As such, we order different types of mushrooms from these two companies. For instance, when we need flower Shiitake, we order it from JLT since Jingning County is famous for growing flower Shiitake. When we need Dengwai Shiitake, we order it from QNMI since Qingyuan County is famous for growing Dengwai Shiitake. Therefore, their respective supplies to us vary from time to time. As the quantity of different kinds of edible fungi ordered by our clients vary, the quantitative allocation of supplies among JLT, QNMI and other family farms changes.

In addition, we cooperate with 37 family farms which may provide dried edible fungi directly to us. We have ten employees who provide technology support to the family farms. These family farms are located in Zhejiang Province, Henan Province, Hubei Province, Jiangxi Province, Fujian Province and Jilin Province.

Shiitake

Among the 37 family farms that we cooperate with, 5 are located in Qingyuan County, Lishui, Zhejiang Province. One of our major suppliers, QNMI, is located in Qingyuan County. We have also set up a branch in Qingyuan to have a closer access to the raw materials. Qingyuan is the birth place of artificial cultivation of Shiitake dating back to about 1,000 years ago. The county of Qingyuan is located in a warm monsoon climate which is considered ideal for the cultivation of Shiitake. The county was officially named by Chinese Government as “The Town of Lentinula Mushroom in China” in 1994. Qingyuan Shiitake is a China national recognized “protected geographical indication product”. A geographical indication product is a product named by the geographical location because of its premium quality and unique production location. The value of the public brand “Qingyuan Lentinula Mushroom” was estimated as RMB 4.617 billion (approximately $0.67 billion) in 2014. The brand was the No. 1 public brand in edible fungi category in China for six years in a row.

In accordance with our clients’ needs, we also purchase Shiitake from other areas in China because different areas cultivate different kinds and sizes of Shiitake.

Mu Er

We mainly purchase and process our Mu Er from Longquan County, Lishui, Zhejiang Province. Longquan has over 1,800 years of history of cultivation of Mu Er. Longquan was awarded as “The Hometown of Mu Er in China” by China Edible Fungi Association in 2010. Longquan Mu Er usually grows from October to May.

In accordance with our clients’ needs, we also purchase and process Mu Er from Northeastern China. Mu Er from Northeastern China is famous for its premium quality. Northeastern Mu Er usually grows from July to November.

Examination of Family Farms

We use the following checklist to examine the family farms before we sign the purchase agreements with them:

1.	Basic condition:

a.	location

b.	equipment on site

c.	marks on site

2.	Cultivation management:

a.	How many varieties are cultivated and how big production volume is (at least 10 acres or 100,000 artificial logs)

b.	How good equipment are, including ventilating equipment and watering equipment

c.	How well management standards are enforced

3.	Cultivation environment:

a.	Contamination situation of the farm and the neighboring environment

b.	Water source

c.	If cultivation dent is provided

4.	Harvest condition:

a.	Space and sanitary conditions

b.	Whether or not harvested fungi are processed briefly before storage

5.	Storage condition:

a.	Whether or not there are enough storage room and/or freezer can be facilitated

6.	Cultivation record:

a.	How well farms keep track of the cultivation process

Our supplier farms are responsible for complying with legal requirements and our quality standards. First of all, they need to produce edible fungi in compliance of PRC law about food safety. Our purchase agreements with family farms also provide that the family farms shall accept the guidance of local governmental agencies of the industry and the technical organization, and shall produce the products in compliance of the standardized specifications. Second, the family farms should record the whole production process according to the traceability requirements. The products provided by the family farms should comply with the relevant quality standards and our requirements for the species and the specifications. We have the right to exam the farms, conduct the sampling inspection, and require the suppliers to correct the problems.

Dried Edible Fungi Production Process

The process of producing dried edible fungi products consists of the following steps, which we and/or our suppliers perform, as indicated:

1. Family Farms Plant and Harvest Edible Fungi

Family farms plant edible fungi based on our standards and harvest them.

2. Family Farms Process Edible Fungi Roughly

Family farms then dehydrate the edible fungi until the desired moisture content is reached. They then sort the dried fungi roughly to have most of the fungi fall within the size range required by us. The family farms also select the dried fungi to get rid of obvious impurities such as dirt. Some family farms may use machines to conduct advanced sorting to provide higher percentage of dried edible fungi within the size ranges required by us. In addition, if our clients need Shiitake slice products, we will purchase dried Shiitake slices and process them. If our clients need Mu Er string products, we will use our own equipment to cut the dried whole Mu Er into strings.

3. Our Company Further Processes the Dried Edible Fungi

After the dehydration process is completed, our supplier farms supply the dried edible fungi to us directly or through supplier companies (currently only JLT and QNMI) for processing. After we receive the raw materials, we are responsible for further sorting to get the fungi in specific size range and further selecting to get rid of more impurities. For Shiitake, we also further dehydrate it to ensure the uniform level of dryness of our products. For Mu Er, we conduct additional procedure such as burning hair to get the products with higher quality. We then package, sell and market the dried edible fungi products.

Our Processing Workflow of Shiitake

We develop and manufacture our Shiitake products using the following workflow:

Procure Dried Shiitake
Temporary Stock in Warehouse
Size Sorting
Grade Sorting (May Also Cut Stalk)
Leftover Pieces
Impurities
Dehydrate
Weigh
Packaging Materials Inspection
Package by Bags
Seal
Examine
Pass Metal Detector
Pick the products which cannot pass the metal detector, check, remove the metal, repack and go through the metal detector again.
Packaging Materials Inspection
Package by Boxes
Stock in Product Warehouse
Deliver Products

Our Processing Workflow of Mu Er

We develop and manufacture our Mu Er products using the following workflow:

Seasonality

Most of the sales of FLS Mushroom are currently made to China Forest and China Tree Seed. Sales increase from July to September because these two clients place significantly more orders with FLS Mushroom during this period. From December to January, there is usually a peak because people spend more on food including edible fungi to prepare for Chinese New Year celebrations. From February to March, the sales of FLS Mushroom typically decrease because of the conclusion of Chinese New Year holiday.

Forest Food and Farmmi Food focus on producing and selling small packages of dried edible fungi. The sales peak is from December to January, as customers spend more on food including edible fungi to prepare for coming holidays.

Our Quality Control

Quality control is an important aspect of our work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

Quality Standards

We apply the following national standards to our following products:

Product Category	Standard	Issuance Agency	Issuance Date

Shiitake	GH/T 1013-2015	All-China Federation of Supply and Marketing Cooperatives	March 27, 2015

Mu Er	GB/T 6192-2008	General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China and Standardization Administration of the People’s Republic of China	August 7, 2008

Other edible fungi	GB 7096-2014	National Health and Family Planning Commission of the People’s Republic of China	December 24, 2014

Before we purchase dried edible fungi from companies and family farms, our experienced procurement managers examine the physical characters of the samples. After the initial examination, they bring back the samples to our own laboratory and third party inspection agents perform sophistic examinations.

Quality Control System

We are enforcing HACCP (the hazard analysis critical control point) plan for dried Shiitake and dried Mu Er. In addition, we are enforcing food safety manual, SSOP (sanitation standard operating procedure), GMP (good manufacturing practices), food defense plan, and a series of procedure documents.

In addition, we utilize a food source tracking system. This system helps us obtain detailed information of every step in the process that our raw materials/products are delivered from the farms to the clients. Our staff performs on-site quality certification at every step.

Quality Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period

China Quality Certification Centre	Food Safety Management System Certificate	Forest Food	GB/T 27341-2009/GB 14881-2013	Processing of dried Shiitake and dried Mu Er	2018.10.15 to 2021.10.25

Intertek Certification Ltd	BRC Certificate of Registration	Forest Food	BRC Global Standard for Food Safety	Processing of dried cultivated edible fungi products by sorting, drying and packing in plastic bags	2018.9.12 to 2019.10.8

Quality Control Over Family Farms

We apply quality control and examine all family farms before we sign purchase agreements with them. The purchase agreements also provide quality requirements to the family farms. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Suppliers — Examination of Family Farms.”

Quality Control in Processing Factory

We have a selecting workshop and a packing workshop. The packing workshop is further divided into an internal packing area and a box packing area to avoid possible contamination.

The workers in the workshops are required to wear uniforms, masks, over sleeves, inner caps and outer hats.

The picking process of the edible fungi repeats twice to three times. For each time, the workers need to examine the whole fungi, identify and dispose of foreign matters such as leaves, fibers, hair and so on.

For Mu Er, we use additional process of burning mushroom filaments to refine the quality. After the workers finish the check and examination of the Mu Er on the conveyor belt, when it is falling to the oscillating screen, a fire device in front projects fire so the impurities which are hard to remove by hand such as mushroom filaments can be burned. In accordance with some clients’ requirements, we also soak dried Mu Er in water to make it flat, and remove the hidden impurities.

Quality Control Group

We have a quality control group. At different stage, we have different employees in the quality control group to conduct quality control.

Traceability System

We have established and used a traceability system since 2006 for our products of edible fungi.

First, we use mark cards to designate the vendors which provided the materials. The vendors include the raw materials suppliers such as third-party family farms, JLT and QNMI which represent local family farms, and the suppliers which provide supplementary materials such as package boxes, package bags, plastic trays, air bubble films, and desiccants.

The mark cards state the name of the materials, production lot number or production date, quantity, production location, warehouse receipt date and so on. With the mark cards, we are able to trace the materials to the specific vendors.

Second, we classify the status of the products as “to be inspected,” “qualified,” and “disqualified.” For each status, we use different marks and put the products at designated areas.

Third, each of the following departments keep track of the records of the products, client names, quantity, weight and lot numbers: sales department, production department, packaging department, procurement department, and quality inspection department. With the records, we are able to trace the products to the specific clients. If any client submits claims for any product quality issues, the quality control department will check the problematic procedure, and trace the production records according to the product name, lot number, packing slip and so on to find the responsible department and personnel.

Distribution Channels

We distribute our products mainly through offline distributors and online stores. We sell most of our products to domestic distributors in China, which then sell in China and internationally.

Most of our products are sold in China. The chart below is a breakdown of total revenues by geographic market for the years ended September 30, 2018, 2017 and 2016, respectively.

	Year ended September 30, 2018	Year ended September 30, 2017	Year ended September 30, 2016
International Markets	8.96%	9.54%	12.96%
Domestic Markets	91.04%	90.46%	87.04%
Total	100%	100%	100%

International Markets and Customers

The majority of our export items are dried Shiitake and dried Mu Er. They are sold to international markets through a related party, Forasen Group (until March 2018), and unaffiliated trading companies in China. Currently we export dried edible fungi including dried Shiitake and dried Mu Er. In the fiscal year 2018, approximately 88.88% of our export revenues are from Japan, the United States and Canada with approximately 34.55% from U.S., approximately 20.70% from Canada, and approximately 33.63% from Japan. Approximately 11.12% of our export revenues are from other countries.

The following is a list of selected international customers, their respective nations, the distributors and the brands.

Country/Area	Customer	Brand

Japan	Maruhan Co., Ltd	OEM

Korean	H-MART Group	OEM

United States	Rhee Bros., Inc.	OEM

Canada	Loblaws Supermarkets	OEM

Europe (England and Romania)	Processing manufacturers, supermarkets and restaurants	OEM

Middle East	Processing manufacturers, supermarkets and restaurants	OEM and Forasen

A few examples of our OEM products are below:

Through domestic trading companies, we have supplied our products to Rhee Bros. Inc. for eighteen years to support them in their sales of edible fungi products, primarily to Asian supermarkets in the United States.

Through domestic trading companies, we have supplied products to Loblaws supermarkets for seventeen years. By obtaining a BRC certification, which certifies we meet the leading food safety standard associated with UK retailing, we established systems to ensure we can provide edible fungi products that satisfy these high standards.

Our cooperation with Maruhan began thirteen years ago. Maruhan’s wholesale offerings to supermarkets in Japan carry strict product quality and safety requirements, and we are pleased to continually satisfy their expectations.

Since the beginning of 2018, we have signed multiple sales contracts with Qingdao Gabsan Trading Co., Ltd., a Chinese trading company affiliated with H-MART Group, a supermarket chain which operates Korean supermarkets in the U.S., Canada, Europe and India.

We plan to continue increasing our export sales and develop more export customers. We intend to further investing our resources in promoting overseas market, including attending more export fairs and developing cross-border e-commerce.

Domestic Markets and Customers

Products from all four categories of our products are sold in China. Our domestic sales depend heavily on our major clients, China Forest and China Tree Seed. These two companies collectively attribute to 77.14%, 81.27% and 84.97% of our total sales for the years ended September 30, 2018, 2017 and 2016, respectively. Our largest customers, China Forest and China Tree Seed, have both been customers for five years, and we strive to continue exceeding their expectations to nurture this relationship in the future.

We also sell our mushroom products to restaurants and cafeterias. In addition, we provide our mushroom products to local specialty stores from time to time, such as Lishui Department Store and Zhejiang Liujianyuan Local Specialty Store.

Our typical agreements with the distributors which sell the products in China, such as China Forest and China Tree Seed, provide that payment is due upon receipt of a value-added tax invoice, and the customer should make the payment by bank’s acceptance bill or wire transfer. Our products are required to meet national requirements for agricultural products for the products involved. Delivery is set at our factory, and the customer is responsible for the cost of transportation. Products are deemed to be accepted upon receipt unless the customer rejects the delivery. The price and quantity of products are agreed upon at the time an individual sales contract is signed. Our cooperation with other distributors which sell products in China is similar.

We also have online sales in China. In the fiscal years 2018, 2017 and 2016, online sales accounted for about 11.32%, 7.84% and 0.24% of our total sales, respectively. We have expanded our products sold to include non-fungi agricultural products, such as crabs and oranges. They are sold through our online store Farmmi Liangpin Market. For details of our online distribution channels, see “Item 4. Information on the Company — B. Business Overview — E-Commerce of Agricultural Products.”

E-Commerce of Agricultural Products

E-commerce has big business potential in China. From June 2012 to June 2016, the number of Chinese netizens increased 32%, from 537,600,000 to 709,580,000. From December 2015 to June 2016, Chinese users of internet shopping increased 8.3%, from 413,250,000 to 447,720,000. From 2011 to 2015, Chinese e-commerce industry market scale increased 135%, from RMB 6.3 trillion to RMB 14.8 trillion. We see a trend toward online demands and sales of products of all kinds, including food products like ours. As a result, beginning in July 2014, we opened online stores on well-known third-party e-commerce sites like taobao.com, Tmall.com and JD.com to capitalize on this trend and meet customers who might not have otherwise found our products.

In March 2016, we began to develop our own e-commerce site, Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com). It sold our edible fungi products and tea products of a third party manufacturer to Chinese customers. Most of the customers are the centralized procurement personnel who buy bulk edible fungi products on behalf of restaurants and cafeterias.

In August 2018, we restructured Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) to two online stores: Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (www.farmmi.com). Farmmi Jicai (www.farmmi88.com) keeps all the members of the original Farmmi Liangpin Market and only sells our edible fungi products under Forasen brand and Farmmi Liangpin brand. Farmmi Liangpin Market (www.farmmi.com) is a new online store. It sells our edible fungi products under Farmmi Liangpin brand and Puyangtang brand, as well as other agricultural products we purchase from third party manufacturers. In connection to the reconstruction, we closed our stores at JD.com and Tmall.com in March 2018 and June 2018, respectively.

We operate our e-commerce websites through Nongyuan Network. Nongyuan Network has obtained its ICP (Internet Content Provider) license for www.farmmi88.com and www.farmmi88.com. The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China. We have established a 16-employee team to run it.

Our e-commerce websites are indirectly managed by Farmmi Enterprise. We plan to use Farmmi Enterprise as our overall E-commerce platform. Our business development project of an e-commerce platform of agricultural products through Farmmi Enterprise has been approved by Hangzhou High-tech Industrial Development Zone.

We operate three online stores as below:

	Online Store	Way of Operation	Owner	Products Sold	Established on	Targeted Customers	Note

1	Farmmi Jicai (www.farmmi88.com)	Use our own website as the platform to sell the products	Hangzhou Nongyuan Network Technology Co., Ltd.	Edible fungi products produced by us (brands: “Farmmi” and “Forasen”)	August 2016	Centralized Procurement

2	Farmmi Liangpin Market (www.farmmi.com; wechat online mall; mobile application)	Use our own website as the platform to sell the products	Hangzhou Nongyuan Network Technology Co., Ltd.	Edible fungi products produced by us (brands: “Farmmi” and “Puyangtang”) and by third-party manufacturers and other agricultural products	August 2018	Retail

3	Taobao Store(https://shop435957171.taobao.com/?spm=a230r.7195193.1997079397.2.nUrfeg)	Through an individual, sell our products on Taobao.com, a third-party website	Zhejiang Forest Food Co., Ltd.	Edible fungi products	August 2016	Retail	We plan to close it in the first quarter of 2019

Our online sales have been generated by (1) the centralized procurement personnel who buy bulk edible fungi products on behalf of restaurants and cafeterias and (2) direct retail to individual consumers. Most of our offline sales are wholesale and a small percentage is the sales to the centralized procurement personnel who buy bulk edible fungi products on behalf of restaurants and cafeterias. The percentages of our online sales and our offline sales are as below:

	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016
Online Sales	11.32%	7.84%	0.24%
Offline Sales	88.68%	92.16%	99.76%

1. Farmmi Jicai (www.farmmi88.com)

We launched Farmmi Liangpin Market (farmmi88.com/farmmi.com), the predecessor of Farmmi Jicai, in March 2016, and it started generating sales in December 2016. Since the restructuring in August 2018, Farmmi Jicai keeps all the members of the old Farmmi Liangpin Market. Currently it has over 40,000 registered members, among whom over 5,000 members have ordered products. A majority of the members of this online store is our long-time clients, including restaurants and cafeterias, who buy and cook edible fungi for their customers. These restaurants and cafeterias have been purchasing bulk edible fungi from us before the old Farmmi Liangpin Market started operation. After we launched the old Farmmi Liangpin Market, we encouraged them to purchase our edible fungi at farmmi88.com/farmmi.com to facilitate the procurement process. The rest members are individual consumers.

Previously we set it as a platform to sell our edible fungi products and other agricultural products manufactured by third parties. The tea products were the only products we actually sold under the other agricultural products category. From the six months ended March 31, 2018, because the tea supplier raised the unit price of its tea products, we stopped selling them and have only been selling our edible fungi products.

Characteristics of Farmmi Jicai:

1) Customers/members’ information security. We keep the profile information of our registered members confidential. We also encrypt some of the important information.

2) Customers’ reviews of the products. All the reviews of our customers to the products are shown on the website of Farmmi Jicai. We follow up with customers for potential products problems.

2. Farmmi Liangpin Market (www.farmmi.com)

We began to operate this new Farmmi Liangpin Market since August 2018 when we reconstructed Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) to two online stores: Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (www.farmmi.com). We identify Farmmi Liangpin Market (www.farmmi.com) as a platform of pesticide-free, organic and green agricultural products.

Characteristics of Farmmi Liangpin Market:

1) Geographical indication agricultural products. We signed a Strategic Cooperation Agreement with Beijing Jiangqiao International Media Co, Ltd. (“JQ Media”). JQ Media filmed and produced Tastes of China, a documentary introducing geographical indication agricultural products in China (“Tastes of China Products”) through 7 episodes aired on CCTV, the predominant state television broadcaster in China. Pursuant to the agreement, the Company has signed the supply agreements with three suppliers of the Tastes of China Products. Besides these three products, we have built the purchase relationship regarding hundreds of geographical indication agricultural products.

2) Diversity of the products. Besides our own edible fungi products under “Puyangtang” brand and “Farmmi Liangpin” brand, Farmmi Liangpin Market currently offers seven categories of products: (1) rice, oil and spices, (2) tea, (3) snacks, (4) raw and fresh food, (5) liquor and drink, (6) convenient food, and (7) health food. It also sells the raw products planted and harvested by the farmers in the less developed rural areas to help the farmers increase revenues and to provide the customers fresh food.

The customers can also use one of the following channels to access Farmmi Liangpin Market:

1) WeChat: WeChat is a China-based instant messenger application. The Farmmi Liangpin Market can be accessed through our WeChat official account Farmmi Liangpin by clicking the “Farmmi Liangpin Market” words in Chinese at the right lower corner.

2) Mobile application: we are developing a mobile application called Farmmi Liangpin. Through this application, the customers can view the products on www.farmmi.com and place orders. We expect to officially launch it in the middle of 2019.

Our current plan to develop Farmmi Liangpin Market is divided into three stages:

1) Preparatory Stage (August 2018 – December 2018). During this stage we focused on designing and developing our platform infrastructure to promote customer engagement and ease of use.

2) Roll-out Stage (2019 – 2020). During this stage we focus on advertising-oriented marketing. We will continuously evaluate the sales of individual products to tailor offerings to consumer demand, by adjusting pricing and offering product choices that consumers most demand. We hope to add more geographical indication agricultural products.

3) Growth Stage (2021 – 2022). During this stage we expect our platform will be robust and streamlined. We will focus on more heavily marketing our platform to grow memberships and orders. We will continue to increase the variety of products and producers represented on our platform.

3. Taobao Store (https://shop435957171.taobao.com/?spm=a230r.7195193.1997079397.2.nUrfeg)

Since August 2016, we have been operating a store at Taobao.com. Taobao.com is a large customer-to-customer online retail platform owned by Alibaba Group. As Taobao only permits individuals to set up stores, Forest Food entrusts an individual as our exclusive agent to sell our products under the store name of  “Aunt Qiaochu”. This store only sells edible fungi. We plan to close this store in the first quarter of 2019 to attract our online customers to our own e-commerce sites.

Methods of Competition and Competitive Position

Competitive Advantages

1. Sophisticated quality control system. Product quality is always our major focus. We enforce a series of quality standards for our edible fungi products, adopt sound quality control system and have been awarded various quality certificates. In addition, our workers must follow specific quality control procedures in the factories. In addition, our traceability system allows us to trace and correct any quality issues. See “Item 4. Information on the Company — B. Business Overview — Our Quality Control.”

To ensure the highest quality, we have implemented systems designed to subject us to stringent oversight of our production practices and quality control systems:

2006:   ISO22000 food safety management system certification.

2010:   BRC British Retail Consortium certification for food safety.

2010:   Implementation of Health Standards Operational Procedures.

2012:   Implementation of dry mushrooms and dry black fungi hazard analysis and critical control points (“HACCP”) plan.

2012:   Implementation of food safety manual and food protection plan to reduce or eliminate food safety hazards, to prevent harm to public health, and to ensure the health of consumers.

2. Established supplier relationships. We have strong relationships with our significant suppliers to ensure access to relatively high-quality dried edible fungi. We have built long time and stable relationship with the family farms that we cooperate with. Our employees provide technology support to the family farms in need. Our procurement price is usually higher than the market price. Some of the family farms have cooperated with us for more than 10 years. They provide steady supply of raw materials to us.

3. Stable and experienced factory employees. Our founders started to conduct edible fungi business twenty years ago, and they have attracted many loyal employees. Among our current less than 80 factory workers, there are over 20 employees who have followed Ms. Zhang and Mr. Wang for over 10 years. They are great assets to us by being loyal to the company and possessing rich experience in the factory.

4. Favorable location. Lishui is an important mushroom resource base, giving our company access to an abundance of high quality, affordable raw materials. We purchase many of our Shiitake from Qingyuan of Lishui, a certified place of origin of Shiitake and most of our Mu Er from Longquan of Lishui, the town of Mu Er in China.

Competitive Disadvantages

1. Low barrier to entry. We believe the barrier to entry in our industry is relatively low. Although we believe we distinguish our company from competitors on the basis of quality, to the extent our customer base focuses heavily on price, many of our competitors can provide products at relatively low prices, affecting our profit margins as we seek to compete with them.

2. Expansion risk. We have devoted resources to our decision to build, develop and reconstruct our online stores. While this decision will offer new opportunities to our company, it also is a new venture. Farmmi Jicai and Farmmi Liangpin Market are not well known by consumers yet, and we do not have rich experience in e-commerce operation. As a result, we have no guarantee that we will be successful in this new expansion. If we do not manage our expansion effectively, our business prospects could be impaired.

Competitive Position

Mushroom cultivation in the Lishui area of China has a history going back 800 years, and the region is famous throughout China for producing some of the finest quality, best flavored mushrooms available. Our region is known as the “Hometown of Mushrooms in China” and the “Hometown of Mu Er in China.” Since 2005, our region has also held China’s Qingyuan Mushroom Festival, and Lishui has established a mushroom museum to introduce the long history of mushroom planting and mushroom eating in China. So it is not surprising that some of our biggest competitors are also in the Lishui area.

One of our key competitors is Zhejiang Jingning Nature Food Co. Ltd. (“Jingning”), also in Lishui. Founded in 1987, Jingning has a facility in Lishui that covers approximately 18,000 square meters and fixed assets worth more than RMB 1 billion. Jingning’s products have been awarded for quality and technology, and its brand has been recognized as a “Famous Brand of Lishui.”

Another competitor is Zhejiang Tianhe Food Co., Ltd. (“Tianhe”), which is also based in Lishui. Founded in 1979, Tianhe operates four facilities in Zhejiang for processing and packaging fresh and dried products, as well as a retail site in Shanghai. Tianhe offers a variety of specialty products, including in particular, fresh mushroom products. Tianhe’s operations include 9 acres of land, 16,000 square meters of production facilities and 4,000 square meters of refrigeration facilities.

Awards and Recognition

2002

Leading Enterprise for Processing Agricultural Products in Zhejiang Province

Elite Agricultural Leading Enterprise in Zhejiang Province

2004

Model Enterprise of Processing Agricultural Products in Zhejiang Province

2005

Key Leading Agricultural Enterprise in Zhejiang Province

2006

Famous Brand in Lishui City, Zhejiang Province

2010

Famous Trademark in Zhejiang Province (Forest)

2010 – 2011

Model Enterprise of Food Safety in Liandu Area, Lishui City, Zhejiang Province

2012

Zhejiang Exportation and Importation Enterprise of Quality and Integrity

2012 – 2013

Model Enterprise of Food Safety in Liandu Area, Lishui City, Zhejiang Province

2013

Famous Brand Products in Zhejiang (Forest Shiitake and Mu Er)

2016

2016 Famous Brand Products in Zhejiang (Forasen)

2016 Famous Brand Products in Lishui

2017

Healthy Products with Premium Quality in China’s Longevity Village (authorized to use “Longevity” mark for three years)

Listed Brand selected by China Edible Fungi Business Website and Edible Fungi Market

Business Development Efforts

Our business development efforts focus on developing e-commerce platforms, web-based products and applications of new technologies. We believe technological innovations will help our Company achieve its long-term strategic objectives.

We have 15 employees who participate in business development. They provide technology support to the family farms in need, improve the technology used in our production, and help with the maintenance of our online stores. Over the past three fiscal years, we spent, in aggregate, RMB 1,304,792 on employee salaries and travel expenses for business development. We also spent RMB 30,240 for intellectual property and RMB 378,154 on software and website development, technical service and product design.

Our major business development projects include the following:

1. internet technology development;

2. internet product development; and

3. processing technology and product development of edible fungi.

Intellectual Property

We rely on trademarks and service marks to protect our intellectual property and branding. As of the date of this report, we hold over 80 registered trademarks about or related to “Farmmi”, “Farmmi Liangpin”, “Forasen” and “Puyangtang” in different applicable trademark categories in China. We also own three domain names: farmmi.com, farmmi.com.cn and farmmi88.com. These websites are not part of this report.

Marketing Channels

We mainly market our products by attending trade fairs, such as The China Import and Export Fair, Anuga (originally short for Allgemeine Nahrungs- und Genussmittel-Ausstellung, a leading international food fair) and FOODEX JAPAN.

We have set up a WeChat official account called Farmmi Liangpin since the end of 2016. The WeChat official account is a cooperation and promotion service launched for famous persons, government, media and enterprises, provided by Tencent, a provider of Internet value added services in China. By introducing knowledge of edible fungi and Farmmi’s events, we use this official account to market Farmmi Liangpin Market and our company. Now it also provides an alternate access to Farmmi Liangpin Market.

Governmental Support

Our local government has been supporting our development in different ways, including providing subsidies. The following chart is a summary of selected projects.

Year	Governmental Agency	Project	Subsidy Amount (RMB)

2014	Liandu District, Lishui City	Support the development of local economy and facilitate financing of enterprises	20,000

2014	Liandu District, Lishui City	Special fund of stable increase of foreign trade	25,000

2014	Liandu District, Lishui City	Attend Japan Food Fair	23,500

2015	Liandu District, Lishui City	Attend Japan Food Fair	27,000

2015	Liandu District, Lishui City	Attend French Food Fair	41,000

2015	Liandu District, Lishui City	Attend ANUGA	29,000

2015	Liandu District, Lishui City	Attend ANUGA	84,000

2017	Liandu District, Lishui City	SC (food production certificate) Authentication	20,000

Community Involvement

Since our founding, we have been highly committed to community involvement, both through charitable endeavors and industry development. We believe the best approach to corporate social responsibility is through embedding elements of social responsibility in our business model. Our achievements and initiatives in the area of corporate social responsibility include the following:

Charitable Endeavors

We support and promote a number of charitable and socially responsible initiatives and programs in ways that we believe are in alignment with our core values and our mission. For example, on November 20, 2015, Forest Food donated RMB 100,000 to help the people affected by the landslides in Lidong Village, Yaxi Town, Lishui City.

Industry Development

By attending local and national industry associations, we take the responsibility of helping develop our industry. Below list shows some of our involvement with industry associations:

Association	Position	Activities

China Edible Fungi Industry Association	Member Entity	Attend various industry meetings such as the Sixth Member Representative General Meeting on October 28, 2015; share and communicate industry information, such as the M&A opportunities and operation of edible fungi industry.

Zhejiang Province Edible Fungi Industry Association	Vice Chair Entity	Attended meetings such as Zhejiang Edible Fungi Meeting and Zhejiang Edible Fungi Production and Sale Flourishing Meeting.

Zhejiang Province Lishui City Food Industry Association	Chair Entity	Organize events such as Lishui Food Industry Seminar and Lishui Food Fair.

Regulations

We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include intellectual property, competition, taxation, anti-money laundering and anti-corruption.

Regulation on Foreign Investment Restrictions

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Guidance Catalogue”). The Guidance Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Guidance Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018 (the “ Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established. For example, pursuant to the latest Negative List, the provision of telecommunications services and value-added telecommunications services fall in the prohibited industry and the percentage of foreign ownership cannot exceed 50% (except for e-commence). As for the industries that we are involved, only e-commence is mentioned by the Negative List, which is under our VIE framework and is not prohibited.

Regulation Relating to Value-added Telecommunications Services

Licenses for Value-Added Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunications activities in China. The Telecommunications Regulations divide the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2016 MIIT Catalog, which took effect on March 1, 2016. According to the 2016 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating websites is classified as commercial ICP services. We currently, through Nongyuan Network, our PRC VIE, hold an ICP license that is valid until August 14, 2021.

Foreign Investment in Value-Added Telecommunication Services

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and amended on September 10, 2008, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. After the MOFCOM and NDRC amended the Catalog in March 2015, MIIT also issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other category of value-added telecommunications services except for e-commerce.

The vast majority of our business is processing and/or selling agricultural products, as well as selling our products on third-party e-commerce websites. Based on the advice of our PRC legal counsel, Zhejiang Course Law Firm, PRC laws and regulations allow foreign-owned entities to conduct such business directly, rather than through contractual VIE agreements. To comply with the above mentioned foreign ownership restrictions, we operate our e-commerce websites in China through Nongyuan Network, which is owned by Mr. Zhengyu Wang, a PRC citizen, and is controlled by Suyuan Agriculture, our PRC subsidiary, through a series of contractual arrangements. Nongyuan Network is the holder of the domain names, trademarks and facilities necessary for daily operations of our e-commerce websites in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

The Draft PRC Foreign Investment Law

On January 19, 2015, MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft Foreign Investment Law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The MOFCOM, together with other relevant authorities, will determine a catalogue for special administrative measures, or the “negative list,” which will consist of a list of industry categories where foreign investments are strictly prohibited and a list of industry categories where foreign investments are subject to certain restrictions. Foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures, in contrast to the existing prior approval requirements, whereas foreign investments in the restricted industries must apply for approval from the foreign investment administration authority.

The draft Foreign Investment Law for the first time defines “foreign investor,” “foreign investment,” “Chinese investor” and “actual control.” A foreign investor is not only determined based on the place of its incorporation, but also on the conditions of the “actual control.” The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trust, will be treated as Foreign-invested enterprises, or FIEs, whereas foreign investment in China in the foreign investment restricted industries by a foreign investor may nonetheless apply for being, when approving market entry clearance by the foreign investment administration authority, treated as a PRC domestic investment if the foreign investor is determined by the foreign investment administration authority as being “controlled” by PRC entities and/or citizens. In this connection, “actual control” is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft Foreign Investment Law emphasizes the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. In addition to the investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from this draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

Recently, the Chinese government has also been actively guiding the foreign investment to promote domestic economic development and industrial upgrading. To this end, the State Council issued the Circular on Several Measures for Actively and Effectively Utilizing Foreign Investment to Promote High-quality Economic Development (Circular 19, 2018), which guides foreign investment to invest more in modern agriculture and ecological construction, among other industries. The key areas, such as optimizing tax policy, supporting innovation and encouraging mergers and acquisitions, are potentially good for the related industries in which our Company is involved, but the specific measures need to be refined and clarified, and the sustainability of the policy remains uncertain.

Regulations Related to Intellectual Property Rights

The State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

On March 1, 2009, the MIIT promulgated the Administrative Measures on Software Products, or the Software Measures, which replaced the original Administrative Measures on Software Measures promulgated by MIIT in October 2000, to regulate software products and promote the development of the software industry in China. Pursuant to the Software Measures, software products which are developed in China and registered with the local provincial government authorities in charge of the information industry and filed with MIIT may enjoy the relevant encouragement policies. Software developers or producers may sell or license their registered software products independently or through agents. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration.

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

The MIIT amended its Administrative Measures on China Internet Domain Names in 2004. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the Standing Committee of the National People’s Congress, or SCNPC, adopted the Labor Contract Law, or LCL, which became effective as of January 1, 2008 and was revised in 2012. The LCL requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the LCL, employment contracts lawfully concluded prior to the implementation of the LCL and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the LCL but no written employment contract was concluded, a contract must be concluded within one month after the LCL’s implementation.

According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance.

In July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Reform Plan for the Taxation and Administration System of State Taxes and Local Taxes (hereinafter referred to as the Reform Plan). The Reform Plan clearly stipulates that from January 1, 2019, all social insurance premiums, such as basic old-age insurance premium, basic medical insurance premium, unemployment insurance premium, industrial injury insurance premium and maternity insurance premium, will be levied by the tax authorities. The Reform Plan makes the collection of social insurance fees more transparent and standardized, and reduces a certain degree of flexibility that enterprises can enjoy before. For enterprises that have not paid all the related fees before, the Reform Plan will increase the financial burden of enterprises, which may even face administrative penalties and illegal risks. The details of how to levy social insurance fees need to be clarified.

Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees.

Regulations Related to Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under this regulation, the Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated on June 20, 1996 by the People’s Bank of China, foreign-invested enterprises in China may purchase or remit foreign currency for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

In addition, the Notice of the General Affairs Department of SAFE on The Relevant Operation Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which was promulgated on August 29, 2008 by SAFE, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or Circular 36, on August 4, 2014. This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under Circular 142, and annulled Circular 142 and Circular 36. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

On June 19, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party.

Circular 37

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which replaced the former circular commonly known as Circular 75 promulgated by SAFE on October 21, 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or Circular 13, which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Dividend Distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by PRC tax authorities were available to foreign-invested enterprises.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were exempted from PRC enterprise income tax. However, such exemption was revoked by the Enterprise Income Tax Law and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation promulgated the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties in October 2009, which stipulates that non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a “conduit company” from being considered as a “beneficial owner” and a “beneficial owner” analysis shall be conducted on a case-by-case basis following the “substance-over-the-form” principle.

Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

In April 2018, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Adjusting the Tax Rate of Value-added Tax (Circular 32 of Finance and Taxation, 2018). The Notice clearly stipulates that, from May 1, 2018, for all taxpayers who have engaged in taxable sales of VAT or imported goods, where the original 17% and 11% tax rates were applied, the tax rates shall be adjusted to 16% and 10%, respectively. This can lighten the operation burden of enterprises to a certain extent.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

C. Organizational Structure

Our current corporate structure is as follows:

Farmmi, Inc. (“FMI”)

FMI is the listing company. It was incorporated on July 28, 2015 under the Companies Law (as revised) of the Cayman Islands as an exempted company limited by shares. The authorized share capital of the Company is US$20,000 divided into 20,000,000 Ordinary Shares of Ordinary Shares of US$0.001 par value per share, in such class or classes as the company’s Board of Directors may designate from time to time. FMI has full power and authority to carry out any business not prohibited by Cayman Islands law; provided, however, that the company may not operate the business of a bank, trust company, insurance business or company manager unless it obtains the proper licensure in the Cayman Islands for such businesses. As of the date of this report, FMI has issued 11,932,000 Ordinary Shares, excluding the 154,560 underlying the warrants issued in our initial public offering (“IPO Warrants”), 1,198,084 underlying the Notes, 800,000 underlying the Investor Warrants, 119,808 underlying the Placement Agent Warrants and 188,587 underlying payment of the interest on the Notes in shares.

Farmmi International Limited (“Farmmi International”)

Farmmi International is currently a holding company, and it may participate in offshore acquisition and trading of agricultural products in the future. Farmmi International was incorporated on August 20, 2015 in Hong Kong under the Companies Ordinance (Chapter 622) as a private company limited by shares. As a private company limited by shares, Farmmi International may not sell its shares publicly and may not have more than 50 members. The share capital of the Company is HK $10,000, consisting of 10,000 Ordinary Shares, HK $1.00 par value per share. As of the date of this filing, Farmmi International has issued and outstanding 10,000 Ordinary Shares, all of which are held by Farmmi, Inc.

Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”)

Farmmi Enterprise is a company to manage Farmmi’s fund and e-commerce business. It was incorporated on May 23, 2016 under the laws of the PRC with registered capital of  $30 million. The operating period on the business license is from May 23, 2016 to May 22, 2036, when the business license can be renewed. Its business scope covers technology development, technology service: internet technology, computer software; enterprise management consultation, economic information consultation (except commodities agency), excluding matters forbidden and restricted by China. Farmmi International is its sole shareholder. Farmmi Enterprise is considered a wholly foreign owned enterprise (“WFOE”) in China by virtue of Farmmi International’s 100% ownership.

Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”)

Farmmi Technology is a company to manage Farmmi’s business of edible fungi. It was incorporated on July 6, 2016 under the laws of the PRC by Farmmi International with registered capital of  $30 million. The operating period on the business license is from July 6, 2016 to July 3, 2036, when the business license can be renewed. Its business scope covers trading of agricultural products (except grain and cotton); technology development; technology service: agricultural technology, agricultural products, excluding matters forbidden and restricted by China. Farmmi International is its sole shareholder. Farmmi Technology is considered a wholly foreign owned enterprise (“WFOE”) in China by virtue of Farmmi International’s 100% ownership.

Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”)

Suyuan Agriculture is a holding company which we plan to use as the platform to acquire Chinese companies in the same or similar industry. It was established by Mr. Zhengyu Wang on December 8, 2015 under the laws of the PRC with initial registered capital of RMB 5 million. The operating period on the business license has no ending date. The business scope of Suyuan Agriculture covers technology development, technology service, technology consulting and transfer of achievements: agricultural technology. On June 27, 2016, Mr. Zhengyu Wang transferred 50% stock rights of Suyuan Agriculture to Farmmi Enterprise. On August 9, 2016, Mr. Zhengyu Wang transferred remaining 50% stock rights of Suyuan Agriculture to Farmmi Technology. Currently each of Farmmi Enterprise and Farmmi Technology holds 50% of Suyuan Agriculture.

Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”)

Nongyuan Network is our major company for e-commerce business. Nongyuan Network primarily engages in the business of operating Farmmi Liangpin Market. It was established on December 8, 2015 under the laws of the PRC with initial registered capital of RMB 5 million. The operating period on the business license has no ending date. Forasen Group was the sole shareholder of Nongyuan Network. In June 2016, Forasen Group transferred all of its interests in Nongyuan Network to Mr. Zhengyu Wang. The business scope of Nongyuan Network covers technology development, technology service, technology consultancy and transfer of achievements: network technology, computer soft/hardware and electronic products; online sales: unprocessed edible agricultural products (other than food and medicines), pre-packaged food and bulk food.

Mr. Wang, who is the husband of our CEO and Chair Ms. Yefang Zhang, Suyuan Agriculture and Nongyuan Network have signed a series of VIE agreements. Foreign investment in Internet companies is currently subject to significant restrictions under PRC laws and regulations. As a Cayman Islands holding company, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the online service industry requires the foreign investor to possess certain qualifications, which we do not have, and one of our PRC subsidiaries, Suyuan Agriculture, is considered a foreign invested enterprise by virtue of its ownership by Farmmi Enterprise and Farmmi Technology, both of which are WFOEs. As a result, Suyuan Agriculture is restricted from holding the licenses that are essential to the operation of our e-commerce websites. See “Item 4. Information on the Company — B. Business Overview — Regulations”. As a result, Suyuan Agriculture has entered into a series of contractual arrangements with Nongyuan Network and we exercise effective control over the operations of Nongyuan Network. We conduct our e-commerce websites in China through Nongyuan Network, which we treated as our consolidated affiliated entity in China. The contractual arrangements between Suyuan Agriculture, Nongyuan Network and Mr. Wang were entered into in September 2016. These contractual arrangements enable us to exercise effective control over Nongyuan Network and receive all of the economic benefits from it.

The following diagram illustrates the flow of economic benefits from Nongyuan Network to Suyuan Agriculture stipulated under the VIE agreements:

Exclusive Management Consulting and Technology Service Agreement.   Suyuan Agriculture and Nongyuan Network entered into an exclusive management consulting and technology service agreement, under which Nongyuan Network agrees to engage Suyuan Agriculture as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Nongyuan Network’s business scope and decided by Suyuan Agriculture from time to time as necessary. Suyuan Agriculture is obligated to absorb all of the loss from Nongyuan Network’s activities and is entitled to receive all of its residual returns. Nongyuan Network shall pay to Suyuan Agriculture service fees within three months after each fiscal year end. The service fees should be 100% of the after-tax profit after the deficit of the prior fiscal year is covered and the statutory common reserve is extracted. According to Chinese law, when a company distributes its after-tax profits for a given year, it shall allocate 10% of profits to its statutory common reserve until the aggregate amount of such reserve exceeds 50% of its registered capital. With Suyuan Agriculture’s prior written consent, the percentage of the service fee may be adjusted based on Nongyuan Network’s operation performance. Suyuan Agriculture exclusively owns any intellectual property arising from the performance of the exclusive management consulting and technology service agreement. The exclusive management consulting and technology service agreement is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The exclusive management consulting and technology service agreement shall be extended automatically by the expiry thereof, until Suyuan Agriculture’s business term or Nongyuan Network’s business term expires, unless otherwise notified by Suyuan Agriculture in writing. During the term of the exclusive management consulting and technology service agreement, Nongyuan Network may not terminate the agreements except in the case of Suyuan Agriculture’s gross negligence or fraud, or this agreement or laws provide otherwise. Suyuan Agriculture may terminate this agreement by 30-day written notice to Nongyuan Network at any time.

Proxy Agreement.   Suyuan Agriculture, Mr. Wang and Nongyuan Network entered into a proxy agreement in September 2016. Mr. Wang as the sole shareholder of Nongyuan Network irrevocably authorizes Suyuan Agriculture to exercise his rights as an equity holder of Nongyuan Network, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of his equity interests therein pursuant to the exclusive call option agreement. During the term of the proxy agreement, Nongyuan Network may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Power of Attorney.   Pursuant to the Proxy Agreement, Mr. Wang, as the sole shareholder of Nongyuan Network, entered into an irrevocable power of attorney appointing Suyuan Agriculture as the attorney-in-fact to act on his behalf on all matters pertaining to Nongyuan Network and to exercise all of his rights as the sole shareholder of Nongyuan Network, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of his equity interests therein pursuant to the exclusive call option agreement. The power of attorney with Mr. Wang expires when the proxy agreement terminates, Suyuan Agriculture appoints another person pursuant to the proxy agreement, or Mr. Wang, as appointee of Suyuan Agriculture, dies or loses his civil capacity.

As a result of the Proxy Agreement and Power of Attorney, we, through Suyuan Agriculture, are able to exercise management control over the activities that most significantly impact the operation results of Nongyuan Network.

Exclusive Call Option Agreement.   Suyuan Agriculture, Mr. Wang and Nongyuan Network entered into an exclusive call option agreement, pursuant to which Suyuan Agriculture has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Nongyuan Network from its sole shareholder, Mr. Wang.

Without the prior written consent of Suyuan Agriculture, Nongyuan Network may not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract with a value of more than RMB 300,000 (US$ 45,617) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. For potential risks, see “Item 3 — Key Information — Risk Factors — Risks Related to Doing Business in China — Our VIE may conduct actions which cause our loss.” Mr. Wang agrees that, without the prior written consent of Suyuan Agriculture, he will not dispose of his equity interests in Nongyuan Network or create or allow any encumbrance on his equity interests. We have been advised by our PRC legal counsel, Zhejiang Course Law Firm, that the exclusive purchase option granted to Suyuan Agriculture under the exclusive call option agreement comports with PRC laws.

The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that Mr. Wang actually pays to Nongyuan Network regarding the equity, whichever is higher. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is higher. The exclusive call option agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Equity Pledge Agreement.   Suyuan Agriculture, Mr. Wang and Nongyuan Network entered into an equity pledge agreement, under which Mr. Wang pledged all of his equity interests in Nongyuan Network to Suyuan Agriculture as collateral to secure performance of all of his obligations under the exclusive consulting and service agreement, the exclusive call option agreement and the proxy agreement. If any event of default as provided for therein occurs, Nongyuan Network, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. Mr. Wang agrees that, during the term of the equity pledge agreements, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and he also agrees that Suyuan Agriculture’s rights relating to the equity pledge should not be prejudiced by the legal actions of the shareholder, his successors or designates. During the term of the equity pledge, Suyuan Agriculture has the right to receive all of the dividends and profits distributed on the pledged equity. On February 7, 2017, Suyuan Agriculture, Mr. Wang and Nongyuan Network have completed the registration of the equity pledge with the relevant office of SAIC in accordance with the PRC Property Rights Law.

Through the current contractual arrangements, we established a contractual relationship with Mr. Zhengyu Wang, the sole shareholder and executive director (legal representative) of our VIE Nongyuan Network. Pursuant to these agreements, Mr. Wang irrevocably authorized Suyuan Agriculture to exercise voting rights and all other rights as the shareholder and pledged all of his equity interests in our VIE to Suyuan Agriculture as collateral to secure performance of all of his obligations under these agreements. We have relied and expect to continue to rely on contractual arrangements with Mr. Wang to operate our e-commerce websites. However, Mr. Wang may have potential conflicts of interest with us and may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with him and our VIE. Any failure by our VIE or Mr. Wang to perform his obligations under our contractual arrangements with him would have a material adverse effect on our business and financial condition. See “Item 3 — Key Information — Risk Factors — Risks Related to Doing Business in China — The shareholders and director of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our e-commerce websites.”

We have been advised by our PRC legal counsel, Zhejiang Course Law Firm, that the ownership structure and the contractual arrangements among Suyuan Agriculture, Mr. Wang and Nongyuan Network, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of  “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3 — Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”)

FLS Mushroom primarily engages in the business of wholesaling dried edible fungi. It was established on March 25, 2011 as Lishui FLS Mushroom Co., Ltd. under the laws of the PRC with initial registered capital of RMB 3 million. The operating period on FLS Mushroom’s business license is from March 25, 2011 to March 24, 2031, when the business license can be renewed. The business scope of FLS Mushroom covers the sales of mushroom and agricultural products; sales of forest products; as well as engagement in import and export business of commodities and technologies permitted under PRC law.

In April 2011, Lishui FLS Mushroom Co., Ltd. changed its name to Zhejiang FLS Mushroom Co., Ltd., and changed its address from No. 307 Tianning Industrial Area to 888 Tianning Street, Tianning Industrial Area, both in Lishui City.

Forest Food initially owned 100% equity interest of FLS Mushroom. In connection with the reorganization of our company in connection with our initial public offering, Suyuan Agriculture became the sole shareholder of FLS Mushroom.

Zhejiang Forest Food Co., Ltd. (“Forest Food”)

Forest Food primarily engages in the business of packed dried edible fungi for exportation. The business scope of Forest Food covers wholesale and retail of prepackaged food and bulk food; processing and sales of agricultural by-products (excludes cotton, tobacco and silkworm cocoon) and mushroom; as well as engagement in import and export business of commodities and technologies that the state allows. Zhejiang Forest Food Co., Ltd was established by Lishui Forasen Green Industry Group (former name of Forasen Group) and five individuals on May 8, 2003 under the laws of the PRC with initial registered capital of RMB 5 million. Lishui Forasen Green Industry Group owned 40% of the Forest Food, one individual owned 20%, and each of the remaining four individuals owned 10% respectively. The operating period of the business license is from May 8, 2003 to May 7, 2023, when the business license can be renewed. On August 26, 2004, two individuals jointly transferred shares of Forest Food to Lishui Forasen Green Industry Group with value of RMB 1.5 million representing 30% of Forest Food. On November 18, 2011, three individuals separately transferred shares of Forest Food to Yefang Zhang with total value of RMB 1.5 million representing 30% of Forest Food. Since then, Forasen Group owned 70% and Ms. Yefang Zhang owned 30% of Forest Food. In January 2016, Forasen Group and Ms. Yefang Zhang decided to increase Forest Food’s registered capital from RMB 5,000,000 to RMB 17,600,000. The increased registered capital was entirely paid by Forasen Group. Upon the increase of registered capital and reorganization, Forasen Group owned 91.5% and Ms. Yefang Zhang owned 8.5% of Forest Food.

In March 2016, National Trust, a non-affiliated third party, invested RMB 5,999,784 to purchase 3.8472% of the equity of Forest Food. In connection with such investment, National Trust required Forasen Group and the controlling person of Forest Food to agree to repurchase National Trust’s investment with interest if Forest Food fails to meet certain net profit targets in calendar 2016 and 2017 or if National Trust notifies Forest Food of its intention to terminate the investment under the terms of the investment agreement. On December 26, 2017, National Trust and Hangzhou Dawo Software Ltd. Co. (“Dawo”), also a non-affiliated third party, signed a share transfer agreement. Under this agreement, National Trust transferred its 3.8472% of the equity of Forest Food to Dawo by RMB 7,799,719.20. Three days later Dawo paid the transfer fee. The transfer was recorded with the local bureau of industry and commerce in February 2018.

Forest Food established a branch company, Forest Food Qingyuan Branch, on August 2, 2017. The business scope of Forest Food Qingyuan Branch covers processing and sales of agricultural by-products (excludes cotton, tobacco and silkworm cocoon) and mushroom; as well as engagement in import and export business of commodities and technologies that the state allows. Forest Food set up this branch company in Qingyuan so it can use the Qianyuan Shiitake brand as a local company, in accordance with Qingyuan governmental requirement. It can also increase the procurement in Qingyuan and decrease the cost of storage and delivery, as Qingyuan is one of our procurement locations.

Forest Food established a branch company, Forest Food Daxing’anling Branch, on December 21, 2017. The business scope of Forest Food Daxing’anling covers wholesale and retail of packaged food and bulk food, processing and sales of agricultural by-products (excludes cotton, tobacco and silkworm cocoon) and mushroom; as well as engagement in import and export business of commodities and technologies that the state allows. Forest Food set up this branch company in Daxing’anling in Northeastern China so can also increase the procurement in Daxing’anling which is famous for its Northeastern Mu Er and decrease the cost of storage and delivery, as Daxing’anling is one of our procurement locations.

Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”)

Farmmi Food primarily engages in the business of packed dried edible fungi for domestic sales to distributors. It was established on December 26, 2017 under the laws of the PRC with initial registered capital of RMB 5 million. The operating period on Farmmi Food’s business license is from December 26, 2017 and there is no expiration date. The business scope of Farmmi Food covers processing and production of agricultural by-products (excludes cotton, tobacco and silkworm cocoon) and mushroom; wholesale and retail of edible agricultural products (excludes vegetables, fresh meat, aquatic product and soy products except soy milk) and mushroom; as well as engagement in import and export business of commodities and technologies that the state allows.

Initially Farmmi Food was wholly owned by Farmmi Technology. In January 2018, the share ownership was transferred from Suyuan Agriculture. In May 2018, Farmmi Food received its food production permit and began its operation. Before then, its business was conducted by Forest Food.

D. Property, Plants and Equipment

We do not own any real property. We rent our two factories in Lishui from a related party, Forasen Group, for processing dried edible fungi and a floor in an office building in Hangzhou from an unrelated party. The factory at 888 Tianning Street has two floors. While we believe the rent we pay Forasen Group represents a fair market value, the terms were not negotiated at arm’s length because we did not have any independent directors at the time we entered the lease. The following is a list of our properties:

Lessee	Property	Land/Building Use Term	Space (m2)		Ground Floor Area (m2)	Productive Capacity (ton)		Extent of Utilization	Products Processed
Forest Food and Farmmi Technology	No. 307, Tianning Industrial Area, Lishui City, Zhejiang Province	2009.10.20 – 2019.10.19	2,253.90	(1)	2,831.89	675		90%	Shiitake, Mu Er, other edible fungi
Forest Food, FLS Mushroom and Farmmi Food	Fl 1, 888 Tianning Street, Lishui City, Zhejiang Province	2009.10.20 – 2019.10.19	936.84	(2)	16,701.5	1,000		90%	Shiitake, Mu Er, other edible fungi
	Fl-1, 888 Tianning Street, Lishui City, Zhejiang Province		1,873.68		16,701.5	N/A	(3)	70%	N/A
Nongyuan Network	RM A-903, 459 Qianmo Rd, Binjiang District, Hangzhou City, Zhejiang Province	2017.5.10 – 2020.5.9	375.25	(4)		N/A		90%	N/A

(1) It includes storage area of 1,248.50 m2, factory of 519.10 m2, office area of 284.6 m2 and other area of 201.70 m2.

(2) The first floor includes storage area of 599.24 m2, factory of 256.00 m2, office area of 28.80 m2 and other area of 52.80 m2.

(3) The floor -1 is mainly used as storage area.

(4) It includes office area of 338.00 m2 and storage area of 37.25 m2.

Fixed assets at our properties consist of office equipment, buildings, structures, ancillary facilities, and equipment for processing and packaging our products.

None of our property is affected by any environmental issues that may affect our use of the property. At present, we do not have any material plans to construct, expand or improve our facilities.

Our Plants and Warehouse

We have two plants, both in Lishui City. The major plant is at No. 307, Tianning Industrial Area. We process and package the edible fungi at this plant. Another plant is at No. 888 Tianning Street. It is mainly for filtering and selecting dried Mu Er. We estimate that this plant is operating at 90% capacity.

We have warehouses at No. 888 Tianning Street and No. 307 Tianning Industrial Area to store our edible fungi. Only 24% of the warehouse at No. 888 Tianning Street is being used, and 76% can be used for our future expansion.

Our Equipment

We have 6 production lines and various machines for filtering and packing mushrooms. Below is a list of our selected advanced equipment:

Equipment	Function

Mu Er cleaning production line	Clean Mu Er

Metal detector	Detect metal objects in production line

Vegetable dehydration machine	Dehydrate vegetables

Mushroom filter	Filter mushroom into different sizes

Moisture determination meter	Determine moisture content

Muffle furnace	Detect element content

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Business Overview

Farmmi, Inc. (“FMI” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. Acting through its subsidiaries, the Company is engaged in processing and distributing dried edible mushrooms, mainly Shiitake and Mu Er mushrooms, and trading other agricultural products such as tea.

Ms. Yefang Zhang, as the sole shareholder of FarmNet Limited which is the sole shareholder of FMI, and her husband Mr. Zhengyu Wang, a director of FMI, are the ultimate shareholders of FMI (“Controlling Shareholders”). The Company completed a reorganization of its legal structure (“Reorganization”) in preparation for its planned initial public offering.

The Reorganization involved the incorporation of FMI, a Cayman Islands holding company; the incorporation of Farmmi International Limited (“Farmmi International”), a Hong Kong company; the incorporation of Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”), a PRC company; the incorporation of Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), two new wholly foreign-owned entities (“WFOE”) formed by Farmmi International under the laws of China; and the equity transfer of Suyuan Agriculture, Zhejiang Forest Food Co., Ltd. (“Forest Food”) and Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”) (collectively, the “Transferred Entities”) from the controlling shareholders Zhengyu Wang and Yefang Zhang (“Controlling Shareholders”).

On July 5, 2016 and August 10, 2016, Zhengyu Wang transferred all of his equity interests in Suyuan Agriculture to Farmmi Enterprise and Farmmi Technology with each owning 50% of Suyuan Agriculture. On November 24, 2016, Zhengyu Wang, the controlling shareholder of Forest Food transferred 96.15% of his interest in Forest Food to Suyuan Agriculture. On October 24, 2016, Zhengyu Wang, the controlling shareholder of FLS Mushroom transferred 100% of his interest in FLS Mushroom to Suyuan Agriculture. After the Reorganization, FMI, the ultimate holding company, owns 100% equity interest of Suyuan Agriculture and FLS Mushroom, and 96.15% equity interest of Forest Food. The remaining 3.85% equity interest of Forest Food is owned by a minority interest shareholder.

On September 18, 2016, Suyuan Agriculture entered into a series of contractual agreements with Zhengyu Wang, the owner of Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) and Nongyuan Network. Nongyuan Network is a company incorporated on December 8, 2015 that focuses on the development of network marketing and provides a network platform for sales of agriculture products. These agreements include Exclusive Management Consulting and Technology Service Agreement, Proxy Agreement, Equity Pledge Agreement and Executive Call Option Agreement. Pursuant to these agreements, Suyuan Agriculture has the exclusive rights to provide to Nongyuan Network consulting services related to business operation and management. All the above contractual agreements obligate Suyuan Agriculture to absorb all of the loss from Nongyuan Network’s activities and entitle Suyuan Agriculture to receive all of its residual returns. In essence, Suyuan Agriculture has gained effective control over Nongyuan Network. Therefore, the Company believes that Nongyuan Network should be considered as Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Accordingly, the accounts of this entity are consolidated with those of Suyuan Agriculture.

Since FMI and its subsidiaries are effectively controlled by the same Controlling Shareholders before and after the Reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of FMI and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

FMI, Farmmi international, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Khorgos Farmmi, Forest Food, FLS Mushroom and Nongyuan Network (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms and Mu Er mushrooms, which uses modern food processing technology to develop a series of safe, nutritious and healthy products. In order to provide green, organic, healthy forest food to global customers, the Company cooperates with family farms to promote standardized cultivation and production so it can ensure high quality of edible fungi raw materials. The Company has also established industrial production workshop and fully implemented the Hazard Analysis Critical Control Point (“HACCP”) international food safety and health management system. We have also obtained BRC certification issued by Intertek Certification Ltd to certify we meet the BRC Global Standard for Food Safety, and Food Safety Management System Certificate issued by China Quality Certification Centre to certify we meet the GB/T 22000-2006/ISO 22000:2005 standard.

We currently produce and/or sell the following categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. We do not grow fungi. We purchase dried edible fungi from third party suppliers, mainly from family farms, and two co-operatives representing family farms, Jingning Liannong Trading Co. Ltd. (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd. (“QNMI”). JLT and QNMI are two companies in Lishui area where our facilities are located. They are co-operatives representing family farms which plant and provide edible fungi. JLT and QNMI themselves do not have any facility and do not process any fungi. They are established to share resources such as procurement information and to enjoy the advantage of economy of scale. After we select and filter the dried edible fungi for specific size and better quality, we may dehydrate them again, as deemed necessary, to ensure the uniform level of dryness of our products. We then package the fungi products for sale. The only products we process and package are edible fungi. We process and package all of our edible fungi products at our own processing facilities. For other agricultural products, such as tea, we purchase them from third-party suppliers, and sell these products at our online store Farmmi Liangpin Market (www.farmmi.com). Mainly through distributors, we offer gourmet dried mushrooms to domestic and overseas retail supermarkets, produce distributors and foodservice distributors and operators. We have become an enterprise with advanced processing equipment and business management experience, and we pride ourselves on consistently producing quality mushrooms and serving our customers with a high level of commitment.

Currently, we estimate that approximately 91% of our products are sold in China to domestic distributors and the remaining 9% are sold internationally, including USA, Japan, Canada and other countries, through distributors. In addition, in order to enhance our e-commerce marketing presence, we developed our own e-commerce websites www.farmmi.com and www.farmmi88.com, and we also sell our products on a third-party e-commerce website: www.taobao.com.

Our total revenues for the year ended September 30, 2018 increased by $3.15 million or 11.83%, compared to the same period in 2017. We expect our sales of edible fungi products will continue to grow in the coming years, as the consumption of fungi products in China has been rising significantly and has become one of the most important parts of planting industry. Meanwhile, although China has the most production of edible fungi, consumption of edible fungi per capita is much lower than other countries such as USA and Japan. Therefore, there is great potential for the sales of edible fungi in the Chinese market as well as the international market. We believe our sales will continue to grow in the future with our increased brand awareness, which will grow along with demand for edible fungi products.

Growth Strategy

Increasing our market share — the premium quality of our products has been long recognized by our customers. People’s increasing awareness of healthy dietary will likely lead to increased demand of our products. Our development plan mainly focuses on developing high-quality agricultural products market. Through our continued efforts of building e-commerce platform, expansion to international market, and building stable relationship with suppliers, we expect to expand our product lines and improve our brand awareness and customer loyalty, to meet the demands of market and customers, and improve our sales performance.

Expansion of our sources of supply, productivity and sales network — to meet the increasing demand, we emphasize cooperation with major suppliers as well as small family farms to ensure the quantity and quality of raw materials. While expanding supply resource, we also plan to increase our processing capability and upgrade production facilities to increase productivity. In addition to our present sales network, we intend to invest more in our online stores, continue to train our employees, upgrade relevant information technology and supply chain system, with the goal of making an integrated sales network with an international approach.

Securing high quality raw materials with competitive price — to meet the increasing demand for our products, we have been increasing our cooperation with major suppliers, with whom we have been working together for many years, to secure the quality and quantity of our raw materials. We also have dedicated teams that constantly visit and communicate with the family farm suppliers, to monitor the quality and quantity of raw materials. By working closely with our suppliers throughout the planting seasons, we have been providing such suppliers technical support to secure the stable supply of our raw materials. With our deep understanding of the edible fungi market, we have been able to purchase raw materials of premium quality at favorable prices. Edible fungi can be stored for a long time after simple processing, therefore we have been purchasing edible fungi when we expect their purchase price to increase, and store them to fulfill future sales orders. This strategy has been proven effective and will continue to be used by us as a cost control method.

Factors Affecting Our Results of Operations

Government Policy May Impact our Business and Operating Results

We have not seen any impact of unfavorable government policy upon our business in recent years. However, our business and operating results will be affected by China’s overall economic growth and government policies. Unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our results of operations. Our edible fungi products are currently eligible for certain favorable government tax incentive and other incentives, any future changes in the government’s policy upon edible fungi industry may have a negative effect on our operations.

Price Inelasticity of Raw Materials May Reduce Our Profit

As a processor of edible fungi, we rely on a continuous and stable supply of edible fungi raw materials to ensure our operation and expansion. The price of edible fungi may be inelastic when we wish to purchase supplies, resulting in an increase in raw material prices and thus reduce our profit. In addition, although we compete primarily the high end market which puts more emphasize on the flavor, texture and quality of our products, we risk losing customers by increasing our selling prices.

Competition in Edible Fungi Industry

Although we have a lot of competitive advantages, such as premium product quality, stable and experienced factory employees, favorable production locations within proximity of significant mushroom planting bases and strong relationships with our significant suppliers, we face a series of challenges.

Our products face competition from a number of companies operating in the vicinity. One of the largest competitors has high sales volume, which enables this competitor to purchase and sell edible fungi at a relatively lower price. Another major competitor has much larger plants and warehouses than we have and its main product is Mu Er mushrooms with different sorts and qualities. Competition from these two major competitors may prevent us from increasing our revenue.

On the other hand, although we believe we distinguish our company from competitors on the basis of product quality, the edible fungi industry is fragmented and subject to relatively low barriers of entry. Many of our competitors can provide products at relatively lower prices to increase their supplies which may affect our profit margins as we seek to compete with them.

At last, we have devoted significant resources to build and develop one of our online stores, Farmmi Jicai and Farmmi Liangpin Market. We plan to expand these two online stores. While this strategy may offer new opportunities to our company, it is also a new venture and is impacted by many other factors. Farmmi Jicai and Farmmi Liangpin Market are not well known by consumers yet, and we do not have rich experience in e-commerce operation. As a result, we have no guarantee that we will be successful in this new expansion. If we do not manage our expansion effectively, our business prospects could be impaired.

Economy and Politics

Our ability to be successful in China depends in part on our awareness of trends in politics that may affect our company, including, for example, government initiatives that would either encourage or discourage programs and companies that produce healthy foods or efforts to increase export of agricultural products. In addition, we must be aware of political situations in destination countries of our products, particularly if such countries take action to stifle importation of food products from abroad.

Trend Information

We have noted the existence of the following trends since October 2017, all of which are likely to affect our business to the extent they continue in the future:

China’s edible fungi industry is growing, both in absolute terms and in market share.

Through its development of enoki mushroom industrialization technology in the 1960s, Japan became the world leader in mushroom farming. As other countries’ fungi farming technology improved, China began to supplant Japan and now became the largest worldwide edible mushroom producer. China’s growth has outpaced worldwide production growth rates. While China’s growth rates in the past much higher than world growth rates, it appears to be moving from rapid expansion to a more mature industry.

As the table below illustrates, our sales volume of Shiitake mushroom for the year ended September 30, 2018 was approximately 1,299 tons. This number represents a slight increase compared with 1,277 tons sales volume for fiscal year 2017. This was primarily due to the increased sales orders we received from China Forest. In the meanwhile, our sales volume of Mu Er for the year ended September 30, 2018 was approximately 967 tons. This number represents an increase of 42% compared with 684 tons sales volume for fiscal year 2017. This was primarily the increased sales orders we received from China Forest. As China’s mushroom industry is moving from rapid expansion to a more mature stage, we expect the effect of industry growth on promoting our sales volume will decrease.

Period	Shiitake (tons)	Mu Er (tons)
Oct-17	63	51
Nov-17	48	85
Dec-17	48	76
Jan-18	220	17
Feb-18	107	78
Mar-18	115	44
Apr-18	101	62
May-18	106	68
Jun-18	92	106
Jul-18	121	89
Aug-18	131	124
Sep-18	147	167
Total sales volume for 2018	1,299	967
Average unit selling price per ton for 2018	$12,897	$12,606

Our aggregate employee salaries have been relatively stable.

During the period of October 2017 to December 2018, our monthly salary expense was as follows:

The increase in monthly employee salaries from January 2018 was mainly due to the increased number of employees as we have been expanding our own online stores and have recruited more employees accordingly. The increase in monthly employee salaries was also attributable to the increased salaries for the production workers after our initial public offering in February 2018.

We expect salary expense to stay stable but with slightly increase in the future, due to the expansion of our operations and inflation.

Raw material costs have been relatively stable.

With our deep understanding of the edible fungi market, constant market research, and communication with our suppliers, we have been able to obtain favorable price for premium raw materials. With increased sales orders we receive, we need to purchase additional raw materials to meet the new demand. We expect the raw material costs in fiscal year 2019 will be relatively stable, fluctuating between 5% and 6% of the raw material costs in fiscal year 2018.

During the period from October 2017 to December 2018, the average monthly unit price per ton for Shiitake and Mu Er we purchased were as follows:

We anticipate that for fiscal year 2019, the average unit price of Shiitake and Mu Er we purchased will be about $9,400 per ton and $9,900 per ton, respectively. The stable raw material costs contribute to our stable gross margin. We expect our gross margin will be slightly higher in fiscal year 2019 compared with 16.99% in fiscal year 2018.

We expect the agriculture industry in China to be increasingly reliant on Internet sales.

Government initiatives such as the concept of “Internet+” articulated by Premier Li Keqiang beginning in 2015, reflect the government’s push to incorporate Internet and other information technology in conventional industries. One of the specific applications of this concept has been “Internet + Agriculture”, which reflects the increased use of technology both in the growing and sales sides of farming.

In addition, we have seen shifts of Chinese consumers to purchase products — including food products like ours — online. We have been building our online store Farmmi Liangpin Market in response to this trend, and this online store mainly targets on small wholesale clients, such as restaurants and retailers. Since the launch of Farmmi Liangpin Market in December 2016, our online sales have been increasing rapidly. In September 2018, we started another Farmmi Liangpin Market online store, which mainly facing individual customers and started to generate revenue since October 2018. Besides selling edible mushrooms, this store also sells other agricultural products, such as rice, edible oil and other local specialty food products from different provinces of China.

During fiscal year 2018 our online sales accounted for 11.32% of our total sales, and the sales by Farmmi Liangpin Market (now called Farmmi Jicai) contributed 99.84% of our online sales. For fiscal year 2018, our aggregate online sales were $3,374,535, an increase by 74.4% compared with online sales for the same period in 2017, and the average monthly online sales were $281,211. The following chart shows our sales of Farmmi Liangpin Market (now called Farmmi Jicai) and our online sales for each month during the year ended September 30, 2018:

The online sales increased significantly from April 2018 onwards. After the completion of software development in March 2018, we reorganized the on-line store operating team and put great efforts into offline promotion activities. As a result, online sales increased significantly from April 2018 onwards.

Increased sales volume to China Forest.

China Forest, one of the biggest edible fungi exporters in China, has been one of our major customers since 2016. Our sales to China Forest for fiscal year 2018 was $20,195,820, a slightly decrease of 0.04% from $20,204,633 for the same period in 2017, mainly caused by the decrease of unit sales price in fiscal year 2018. While sales decreased, due to the stable supply and the premium quality of our products, our sales volume of Mu Er to China Forest for fiscal year 2018 were 785 tons, an increase of 31.79% from 596 tons for fiscal year 2017, and our sales of Shiitake mushroom to China Forest for fiscal year 2018 were 977 tons, an increase of 7.59% from 908 tons for the same period in 2017.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in the financial statements. Critical accounting policies are those accounting policies that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. While we base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies used in the preparation of our financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this report.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts and advances to suppliers; the valuation of inventories; and the valuation of deferred tax assets.

Revenue Recognition

The Company recognizes revenues under FASB Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer. The delivery of goods either occurs when (a) goods leave the Company’s warehouse or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities terms, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery. The delivery term is negotiated between the Company and customers on a customer by customer base. Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company. The Company reduces the liability and recognizes revenue after the delivery of goods occurs.

Receivables

Trade receivables are carried at the original invoiced amount less a provision for any potential uncollectible amounts. Provisions are applied to trade receivables where events or changes in circumstances indicate that the balance may not be collectible. The identification of doubtful accounts requires the use of judgment and estimates of management. Our management must make estimates of the collectability of our accounts receivable. Management specifically analyzes accounts receivable, historical bad debts, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or market value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

Recent accounting pronouncements

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, this ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. The amendments in Part II of this Update recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company expects that the adoption of this ASU would not have a material impact on the Company’s consolidated financial statements.

In September 2017, the FASB issued ASU 2017-13, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842). The main objective of this pronouncement is to clarify the effective date of the adoption of ASC Topic 606 and ASC Topic 842 and the definition of public business entity as stipulated in ASU 2014-09 and ASU 2016-02. ASU 2014-09 provides that a public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities are required to adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. ASU 2016-12 requires that “a public business entity and certain other specified entities adopt ASC Topic 842 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. All other entities are required to adopt ASC Topic 842 for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020”. ASU 2017-13 clarifies that the SEC would not object to certain public business entities electing to use the non-public business entities effective dates for applying ASC 606 and ASC 842. ASU 2017-13, however, limits such election to certain public business entities that “otherwise would not meet the definition of a public business entity except for a requirement to include or inclusion of its financial statements or financial information in another entity’s filings with the SEC”. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC 606. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company's contracts. While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time. The Company also expects that the adoption of ASC 842 will not have a material impact on the Company’s consolidated financial statements.

In November 2017, the FASB issued ASU 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606), which amends certain aspects of the new revenue recognition standard. This standard will be effective for fiscal years beginning after December 15, 2018. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this update also require certain disclosures about stranded tax effects. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, including interim periods within those years. The Company expects that the adoption of this ASU would not have a material impact on the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” which clarifies how to apply certain aspects of the new leases standard. This ASU addresses the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments. This ASU has the same effective date and transition requirements as the new leases standard, which is effective for annual periods beginning after December 15, 2018. The Company expects that the adoption of this ASU would not have a material impact on the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements” which provides a new transition method and a practical expedient for separating components of a contract. This ASU is intended to reduce costs and ease the implementation of the new leasing standard for financial statement preparers. The effective date and transition requirements for the amendments related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. The Company expects that the adoption of this ASU would not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Results of Operations for the Years Ended September 30, 2018 and 2017

Overview

The following table summarizes our results of operations for the years ended September 30, 2018 and 2017:

	Years Ended September 30,		Variance
	2018	2017	Amount	%
Revenues	$29,819,088	$26,665,601	$3,153,487	11.83%
Cost of revenues	24,751,473	22,140,879	2,610,594	11.79%
Gross profit	5,067,615	4,524,722	542,893	12.00%
Selling and distribution expenses	547,532	140,019	407,513	291.04%
General and administrative expenses	1,442,155	915,474	526,681	57.53%
Income from operations	3,077,928	3,469,229	(391,301)	(11.28)%
Interest income	731	311	420	135.05%
Interest expense	(154,400)	(209,159)	54,759	(26.18)%
Other income, net	314,070	15,758	298,312	1,893.08%
Income before income taxes	3,238,329	3,276,139	(37,810)	(1.15)%
Provision for income taxes	9,063	5,793	3,270	56.45%
Net income	$3,229,266	$3,270,346	$(41,080)	(1.26)%

Revenue

Currently, we have three main types of revenue streams deriving from our three major product categories: Shiitake, Mu Er and other edible fungi and other agricultural products. Revenue generated from other agricultural products was minimal before September 2017.

The following table sets forth the breakdown of our revenues for the years ended September 30, 2018 and 2017, respectively:

	Years Ended September 30,				Variance
	2018	%	2017	%	Amount	%
Shiitake	$16,753,076	56.18%	$16,249,672	60.94%	$503,404	3.10%
Mu Er	12,190,340	40.88%	9,239,920	34.65%	2,950,420	31.93%
Other edible fungi and other agricultural products	875,672	2.94%	1,176,009	4.41%	(300,337)	(25.54)%
Total Amount	$29,819,088	100.00%	$26,665,601	100.00%	$3,153,487	11.83%

Total revenues for the year ended September 30, 2018 increased by $3,153,487, or 11.83%, to $29,819,088 from $26,665,601 for the year ended September 30, 2017, mainly due to an increase in revenue from sales of Shiitake and Mu Er, partially offset by decrease in revenue from sales of other edible fungi and other agricultural products.

Revenue from sales of Shiitake increased by $503,404, or 3.10%, to $16,753,076 for the year ended September 30, 2018 from $16,249,672 for the same period of last year, mainly due to the increased sales volume of our Shiitake products, which slightly increased to 1,299 tons for the year ended September 30, 2018 from 1,277 tons for the same period of last year. The increase was also due to the increased unit sales price per ton of Shiitake for the year ended September 30, 2018. Average unit sales price of Shiitake for the year ended September 30, 2018 increased slightly by 1.35% to $12,897 from $12,725 for the year ended September 30, 2017, which was due to the appreciation of RMB against USD. The average translation rates for the years ended September 30, 2018 and 2017 were at 1 RMB to $0.1530 USD and at 1 RMB to $0.1468 USD, respectively, which represented an increase of 4.25%.

Revenue from sales of Mu Er increased by $2,950,420, or 31.93%, to $12,190,340 for the year ended September 30, 2018 from $9,239,920 for the same period of last year. The increase was mainly due to the increased sales volume of our Mu Er products, which increased to 967 tons for the year ended September 30, 2018 from 684 tons for the same period of last year. This was primarily due to the increased sales orders we received from China Forest. The increase was also due to the appreciation of RMB against USD. The average translation rates for the years ended September 30, 2018 and 2017 were at 1 RMB to $0.1530 USD and at 1 RMB to $0.1468 USD, respectively, which represented an increase of 4.25%. The increase was partially offset by the decreased unit sales price per ton of Mu Er for the year ended September 30, 2018. Average unit sales price of Mu Er for the year ended September 30, 2018 decreased by 6.68% to $12,606 from $13,509 for the year ended September 30, 2017, mainly due to the decreased market price of supplies as a result of abundant harvest during the year ended September 30, 2018, as compared to the same period of last year.

Revenues from sales of other edible fungi and other agricultural products decreased by $300,337, or 25.54%, to $875,672 for the year ended September 30, 2018 from $1,176,009 for the same period of last year. The cause of the decrease was that the Company sold $443,451 of Maitake mushroom in January 2017 to fill an one time sales order, and no such order took place during the year ended September 30, 2018. The decrease was partially offset by the increased online sales of the products of this category by $144,301 to $829,548 for the year ended September 30, 2018, compared to $685,246 of the same period of fiscal year 2017. The online sales increased significantly from April 2018 onwards. After the completion of software development and high value payment system, and software debugging in March 2018, the Company reorganized its operating team and put great efforts into offline promotion activities in order to enhance more brand awareness and attract more clients. As a result, online sales have rapidly increased during the period from April 2018 to September 2018.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended September 30, 2018 and 2017, respectively:

	Years Ended September 30,				Variance
	2018	%	2017	%	Amount	%
Shiitake	$13,956,215	56.38%	$13,509,630	61.01%	$446,585	3.31%
Mu Er	10,132,366	40.94%	7,680,141	34.69%	2,452,225	31.93%
Other edible fungi and other agricultural products	662,892	2.68%	951,108	4.30%	(288,216)	(30.30)%
Total Amount	$24,751,473	100.00%	$22,140,879	100.00%	$2,610,594	11.79%

Cost of revenue increased by $2,610,594, or 11.79%, to $24,751,473 for the year ended September 30, 2018 from $22,140,879 for the same period of last year.

Cost of revenue from sales of Shiitake increased by $446,585, or 3.31%, to $13,956,215 for the year ended September 30, 2018 from $13,509,630 for the same period of last year. Cost of revenue from sales of Mu Er increased by $2,452,225, or 31.93%, to $10,132,366 for the year ended September 30, 2018 from $7,680,141 for the same period of last year. Cost of revenue from sales of other edible fungi and other agricultural products decreased by $288,216, or 30.30%, to $662,892 for the year ended September 30, 2018 from $951,108 for the same period of last year. The percentage of the variance in costs was proportional to the percentage of the variance in sales due to the stable gross margin of our products. The increase in cost of revenue was also due to the appreciation of RMB against USD. The average translation rates for the years ended September 30, 2018 and 2017 were at 1 RMB to $0.1530 USD and at 1 RMB to $0.1468 USD, respectively, which represented an increase of 4.25%.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended September 30, 2018 and 2017, respectively:

	Years Ended September 30,				Variance
	2018	%	2017	%	Amount	%
Shiitake	$2,796,861	55.19%	$2,740,042	60.56%	$56,819	2.07%
Mu Er	2,057,974	40.61%	1,559,779	34.47%	498,195	31.94%
Other edible fungi and other agricultural products	212,780	4.20%	224,901	4.97%	(12,121)	(5.39)%
Total Amount	$5,067,615	100.00%	$4,524,722	100.00%	$542,893	12.00%

Overall gross profit increased by $542,893, or 12.00%, to $5,067,615 for the year ended September 30, 2018 from $4,524,722 for the same period of last year. Gross profit from sales of Shiitake increased by $56,819, or 2.07%, to $2,796,861 for the year ended September 30, 2018 from $2,740,042 for the same period of last year. Gross profit from sales of Mu Er increased by $498,195, or 31.94%, to $2,057,974 for the year ended September 30, 2018 from $1,559,779 for the same period of last year. The increase of gross profit from sales of Shiitake and Mu Er is in line with increased sales revenue for the year ended September 30, 2018. Gross profit from sales of other edible fungi and other agricultural products decreased by $12,121, or 5.39%, to $212,780 for the year ended September 30, 2018 from $224,901 for the same period of last year. The decrease of gross profit from sales of other edible fungi and other agricultural products is in line with decreased sales revenue for the year ended September 30, 2018.

Overall gross margin increased by 0.02 percentage points to 16.99% for the year ended September 30, 2018 from 16.97% for the same period of last year. The slight increase in overall gross profit margin was primarily due to increased proportion of online sales, with higher gross profit margin, in this reporting period.

Selling and Distribution Expenses

Selling and distribution expenses increased by $407,513 or 291.04%, to $547,532 for the year ended September 30, 2018 from $140,019 for the same period of last year, primarily due to the increased shipping expenses of $202,814 which is in line with the Company's increased sales volume. The increase was also due to the increased advertising and marketing expenses of $151,173 as the Company focused on promotion activities in order to enhance more brand awareness and attract more clients for Farmmi Jicai (originally called Farmmi Liangpin Market) during the year ended September 30, 2018.

General and Administrative Expenses

General and administrative expenses increased by $526,681, or 57.53%, to $1,442,155 for the year ended September 30, 2018 from $915,474 for the same period of last year. The increase was primarily attributable to the increased payroll expenses of $108,788 and initial public offering related professional fees, such as legal fees of $66,184, office expenses of $65,824, public relation fees of $53,188, consulting fees of $45,942 and audit fees of $41,032 during the year ended September 30, 2018.

Interest Expense

Interest expense decreased by $54,759, or 26.18%, to $154,400 for the year ended September 30, 2018 from $209,159 for the same period of last year. The decrease in interest expense was primarily attributable to decreased average balance of short-term bank loans. The decrease was partially offset by the higher interest rate during the year ended September 30, 2018 as compared to same period of last year.

Other income, net

Other income, net increased by $298,312, or 1,893.08%, to $314,070 for the year ended September 30, 2018 from $15,758 for the same period of last year. The increase was primarily attributable to a grant awarded by the local government of Lishui City to the Company for successfully listing on The NASDAQ Capital Market in United States, with an amount of RMB 2 million (equivalent of $306,016) during the year ended September 30, 2018.

Provision for Income Taxes

For the years ended September 30, 2018 and 2017, our income tax expense increased by $3,270 or 56.45% from $5,793 for the year ended September 30, 2017 to $9,063 for the year ended September 30, 2018. The increase in income tax expense was primarily due to the increased taxable income of Nongyuan Network during the year ended September 30, 2018.

In April 2016 and January 2018, FLS Mushroom and Forest Food received a temporary income tax break from the local tax authority of Lishui City, respectively. Our preferential tax status will terminate on December 31, 2018. Management expects the Company will continue enjoying the preferential tax as companies that engage in processing and selling agricultural products are able to receive tax incentives from local tax authority based on regulations in China.

A total net income of $3.9 million and $3.5 million was exempt from income tax for the years ended September 30, 2018 and 2017, respectively. The aggregate amount of our tax holiday was approximately $0.97 million and $0.87 million for the years ended September 30, 2018 and 2017, respectively. From October 1, 2018 to December 31, 2018, we expect to enjoy the tax exemption for 95% of our taxable income. The summary is below:

	Exempted Net Income	Tax holiday
October 1, 2015 – September 30, 2016	RMB 7.8 million (approximately $1.2 million)	RMB 1.87 million (approximately $0.28 million)
October 1, 2016 – September 30, 2017	RMB 23.71 million (approximately $3.5 million)	RMB 5.9 million (approximately $0.87 million)
October 1, 2017 – September 30, 2018	RMB 25.38 million (approximately $3.9 million)	RMB 6.3 million (approximately $0.97 million)
October 1, 2018 – December 31, 2018	95% of Taxable Income

Net Income

As a result of the factors described above, our net income was $3,229,266 for the year ended September 30, 2018, a decrease of $41,080 from 3,270,346 for fiscal year 2017.

Results of Operations for the Years Ended September 30, 2017 and 2016

Overview

The following table summarizes our results of operations for the years ended September 30, 2017 and 2016:

	Years Ended September 30,		Variance
	2017	2016	Amount	%
Revenues	$26,665,601	$20,715,230	$5,950,371	28.72%
Cost of revenues	22,140,879	17,371,416	4,769,463	27.46%
Gross profit	4,524,722	3,343,814	1,180,908	35.32%
Selling and distribution expenses	140,019	78,507	61,512	78.35%
General and administrative expenses	915,474	395,854	519,620	131.27%
Income from operations	3,469,229	2,869,453	599,776	20.9%
Interest income	311	475	(164)	(34.53)%
Interest expense	(209,159)	(250,732)	41,573	(16.58)%
Other income (expense), net	15,758	(39,739)	55,497	(139.65)%
Income before income taxes	3,276,139	2,579,457	696,682	27.01%
Provision for income taxes	5,793	269,367	(263,574)	(97.85)%
Net income	$3,270,346	$2,310,090	$960,256	41.57%

Revenue

Currently, we have three main types of revenue streams deriving from our three major product categories: Shiitake, Mu Er and other edible fungi and other agricultural products. Revenue generated from other agricultural products was minimal before September 2017.

The following table sets forth the breakdown of our revenues for the years ended September 30, 2017 and 2016, respectively:

	Years Ended September 30,				Variance
	2017	%	2016	%	Amount	%
Shiitake	$16,249,672	60.94%	$14,658,325	70.76%	$1,591,347	10.86%
Mu Er	9,239,920	34.65%	6,015,519	29.04%	3,224,401	53.60%
Other edible fungi and other agricultural products	1,176,009	4.41%	41,386	0.20%	1,134,623	2,741.56%
Total Amount	$26,665,601	100.00%	$20,715,230	100.00%	$5,950,371	28.72%

Our total revenues for the year ended September 30, 2017 was $26,665,601, an increase of $5,950,371 or 28.72% from $20,715,230 for the year ended September 30, 2016.

For the years ended September 30, 2017 and 2016, revenue from sales of Shiitake was $16,249,672 and $14,658,325, respectively, which represented an increase of $1,591,347 or 10.86%. The increase of revenue from this product category was mainly due to the increased sales volume of our products. For the year ended September 30, 2017, we received more orders of Shiitake mushrooms from our main customer, China Forest, compared to fiscal year 2016. The increase was partially offset by the decreased unit sales price per ton for the year ended September 30, 2017. Average unit sales price of Shiitake for the year ended September 30, 2017 decreased by 9.20% to $12,725 from $14,014 for the year ended September 30, 2016, mainly due to the decreased market price of supplies as a result of abundant harvest during the year ended September 30, 2017, as compared to the same period of last year.

For the years ended September 30, 2017 and 2016, revenue from sales of Mu Er was $9,239,920 and $6,015,519, respectively, which represented an increase of $3,224,401 or 53.60%. The primary reason of the increase of revenue from this product category was that we received significantly more orders of Mu Er from China Forest in fiscal 2017, compared to fiscal 2016. We have sold 596 tons, out of the total sales quantities — 684 tons, of Mu Er to China Forest for the year ended September 30, 2017, an increase of 70.29%, as compared to 350 tons for the year ended September 30, 2016. The increase was partially offset by the decreased unit sales price per ton of Mu Er for the year ended September 30, 2017. Average unit sales price of Mu Er for the year ended September 30, 2017 decreased by 11.30% to $13,509 from $15,229 for the year ended September 30, 2016, mainly due to the decreased market price of supplies as a result of abundant harvest during the year ended September 30, 2017, as compared to the same period of last year.

For the years ended September 30, 2017 and 2016, revenue from sales of other edible fungi and other agricultural products was $1,176,009 and $41,386, respectively, which represented an increase of $1,134,623 or 2,741.56%. The major reason for the increase was that we sold $446,514 of Maitake mushroom in January 2017 to fill a one-time order from a customer. The increase was also attributable to our online store Farmmi Liangpin Market — sales of other edible fungi and other agricultural products derived from our online store was $685,246 for the year ended September 30, 2017, compared to nil for the corresponding period of 2016.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended September 30, 2017 and 2016, respectively:

	Years Ended September 30,				Variance
	2017	%	2016	%	Amount	%
Shiitake	$13,509,630	61.01%	$12,313,221	70.89%	$1,196,409	9.72%
Mu Er	7,680,141	34.69%	5,024,346	28.92%	2,655,795	52.86%
Other edible fungi and other agricultural products	951,108	4.30%	33,849	0.19%	917,259	2,709.86%
Total Amount	$22,140,879	100.00%	$17,371,416	100.00%	$4,769,463	27.46%

For the years ended September 30, 2017 and 2016, cost of revenue from sales of our Shiitake was $13,509,630 and $12,313,221, respectively, representing an increase of $1,196,409 or 9.72%; cost of revenue from sales of our Mu Er was $7,680,141 and $5,024,346, respectively, representing an increase of $2,655,795 or 52.86%; cost of revenue from sales of our other edible fungi and other agricultural products was $951,108 and $33,849, respectively, representing an increase of $917,259 or 2,709.86%. Average unit cost price of Shiitake and Mu Er decreased by 6.24% and 7.91% respectively, due to the decreased market price of supplies, as a result of abundant harvest during the year ended September 30, 2017, as compared to the same period of last year. The percentage of the variance in costs was proportional to the percentage of the variance in sales due to the stable gross margin of our products.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended September 30, 2017 and 2016, respectively:

	Years Ended September 30,				Variance
	2017	%	2016	%	Amount	%
Shiitake	$2,740,042	60.56%	$2,345,104	70.13%	$394,938	16.84%
Mu Er	1,559,779	34.47%	991,173	29.64%	568,606	57.37%
Other edible fungi and other agricultural products	224,901	4.97%	7,537	0.23%	217,364	2,883.96%
Total Amount	$4,524,722	100.00%	$3,343,814	100.00%	$1,180,908	35.32%

For the years ended September 30, 2017 and 2016, gross profit from sales of our Shiitake was $2,740,042 and $2,345,105, respectively, representing an increase of  $394,938 or 16.84%; gross profit from sales of Mu Er was $1,559,779 and $991,173, respectively, representing an increase of  $568,606 or 57.37%; gross profit from sales of other edible fungi and other agricultural products increased by $217,364 or 2,883.96% from $7,537 for the year ended September 30, 2016 to $224,901 for the same period in 2017. The percentage of the variance in gross profit was proportional to the percentage of the variance in sales due to the stable gross margin of our products.

The overall gross profit margin increased slightly by 0.83% from 16.14% for the year ended September 30, 2016 to 16.97% for the year ended September 30, 2017. The slight increase in overall gross profit margin was primarily due to increased proportion of online sales, with higher gross profit margin, in this reporting period.

Selling and Distribution Expenses

For the year ended September 30, 2017, our selling and distribution expenses were $140,019, representing an increase of $61,512 or 78.35%, as compared to fiscal year 2016. The significant increase was mainly due to the increased shipping expenses in line with our increased sales volume.

General and Administrative Expenses

For the year ended September 30, 2017, our general and administrative expenses were $915,474, representing an increase of $519,620 or 131.27%, as compared to fiscal year 2016. The increase was primarily attributable to the increased payroll expenses of $26,110 and initial public offerings related expenses, such as audit fees of $348,618 and consulting fees of $28,198, during the year ended September 30, 2017 as compared to the same period of fiscal year 2016.

Interest Expense

For the year ended September 30, 2017, our interest expense was $209,159 as compared to $250,732 for fiscal year 2016. The decrease in net interest expense was attributable to decreased short-term bank loans.

Provision for Income Taxes

For the years ended September 30, 2017 and 2016, our income tax expense decreased by $263,574 or 97.85% from $269,367 for the year ended September 30, 2016 to $5,793 for the year ended September 30, 2017. The decrease in income tax expense was primarily due to the increased amount of income tax exemption we received from the tax authority of Lishui City as an incentive to encourage enterprises to go public. Our preferential tax status will terminate on December 31, 2018, unless we stop the listing application process earlier.

A total net income of $3.5 million and $1.2 million was exempt from income tax for the years ended September 30, 2017 and 2016, respectively. The aggregate amount of our tax holiday was approximately $0.87 million and $0.28 million for the years ended September 30, 2017 and 2016, respectively. From October 1, 2017 to December 31, 2018, we expect to enjoy the tax exemption for 90% of our taxable income. The summary is below:

	Exempted Net Income	Tax holiday
October 1, 2015 – September 30, 2016	RMB 7.8 million (approximately $1.2 million)	RMB 1.87 million (approximately $0.28 million)
October 1, 2016 – September 30, 2017	RMB 23.71 million (approximately $3.5 million)	RMB 5.9 million (approximately $0.87 million)
October 1, 2017 – December 31, 2018	90% of Taxable Income

For fiscal year 2018, we expect to enjoy the income tax exemption for 90% of our taxable income.

Net Income

As a result of the factors described above, our net income was $3,270,346 for the year ended September 30, 2017, an increase of $960,256 from $2,310,090 for fiscal year 2016.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Further, although instruments governing the current debts incurred by our PRC subsidiaries do not have restrictions on their abilities to pay dividend or make other payments to us, the lender may impose such restriction in the future. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and its ability to pay dividends out of its earnings. Management believes that our current cash, cash flows provided by operating activities, and access to loans will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk.

As of September 30, 2018 and 2017, we had cash on hand in the amount of $4,925,165 and $2,590,539, respectively. Total current assets as of September 30, 2018 amounted to $21,339,634, an increase of $7,598,221 compared to $13,741,413 at September 30, 2017. The increase in total current assets at September 30, 2018 compared to September 30, 2017 was mainly due to the increase in cash, accounts receivable, net and advance to suppliers. Current liabilities amounted to $2,221,900 at September 30, 2018, in comparison to $2,529,848 at September 30, 2017. This decrease of current liabilities was mainly attributable to the decrease in due to related parties and short-term bank loans.

Indebtedness.  As of September 30, 2018, we incurred $1,455,580 of short-term bank loans and $640,455 of long-term bank loans. Beside these loans, we did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements.  We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Capital Resources.  The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans. On February 21, 2018, the Company announced the closing of its initial public offering of 1,680,000 ordinary shares at a price to the public of $4.00 per share for a total of $6,720,000 in gross proceeds. As of September 30, 2018, we had total assets of approximately $22.1 million, which includes cash of approximately $4.9 million, accounts receivable of approximately $8.6 million, advance to suppliers of approximately $5.9 million and inventory of approximately $1.8 million, working capital of approximately $19.1 million, and total equity of approximately $19.2 million.

Working Capital.  Total working capital as of September 30, 2018 amounted to $19,117,734, compared to $11,211,565 as of September 30, 2017.

Capital Needs.  Our capital needs include our daily working capital needs and capital needs to finance the development of our business. With the uncertainty of the current market, our management believes it is necessary to enhance the collection of outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of January 18, 2019, approximately $4,843,840, or 56% of our accounts receivable balance as of September 30, 2018 was collected. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash Flows

The following table provides detailed information about our net cash flows for the years ended September 30, 2018 and 2017.

	For the year ended September 30,
	2018	2017
Net cash (used in) provided by operating activities	$(2,725,010)	$2,004,919
Net cash (used in) provided by investing activities	(64,715)	2,126,259
Net cash provided by (used in) financing activities	5,527,320	(1,654,128)
Effect of exchange rate changes on cash	(402,969)	66,248
Net increase in cash and cash equivalents	2,334,626	2,543,298
Cash and cash equivalents, beginning of year	2,590,539	47,241
Cash and cash equivalents, end of year	$4,925,165	$2,590,539

Operating Activities

Net cash used in operating activities was $2,725,010 for the year ended September 30, 2018. This was an increase of $4,729,929 compared to net cash provided by operating activities of $2,004,919 for the year ended September 30, 2017. The increase in net cash used in operating activities was primarily attributable to net income of $3,229,266, partially offset by an increase of $3,804,464 in accounts receivable and an increase of $1,980,862 in advance to suppliers.

Investing Activities

For the year ended September 30, 2018, net cash used in investing activities amounted to $64,715 as compared to net cash provided by investing activities of $2,126,259 for the same period of 2017. The increase of $2,190,974 was primarily due to a decrease of $2,192,762 in collection on loans to related parties

Financing Activities

Net cash provided by financing activities amounted to $5,527,320 for the year ended September 30, 2018, as compared to net cash used in financing activities of $1,654,128 for the same period in 2017. The increase of $7,181,448 in net cash provided by financing activities was mainly due to an increase of $7,728,000 in gross proceeds from initial public offering, partially offset by an increase of $1,147,509 in direct costs disbursed from initial public offering proceeds in current year.

The following table provides detailed information about our net cash flows for the years ended September 30, 2017 and 2016.

	For the year ended September 30,
	2017	2016
Net cash provided by (used in) operating activities	$2,004,919	$(640,899)
Net cash provided by (used in) investing activities	2,126,259	(1,524,599)
Net cash provided by (used in) financing activities	(1,654,128)	2,061,320
Effect of exchange rate changes on cash	66,248	(5,071)
Net increase (decrease) in cash and cash equivalents	2,543,298	(109,249)
Cash and cash equivalents, beginning of year	47,241	156,490
Cash and cash equivalents, end of year	$2,590,539	$47,241

Operating Activities

Net cash provided by operating activities was $2,004,919 for the year ended September 30, 2017. This was an increase of $2,645,818 compared to net cash used in operating activities of $640,899 for the year ended September 30, 2016. The increase in net cash provided by operating activities was primarily attributable to net income of $3,270,346, partially offset by an increase of $378,713 in advance to suppliers and a decrease of $1,090,595 in advance from customers.

Investing Activities

For the year ended September 30, 2017, net cash provided by investing activities amounted to $2,126,259 as compared to net cash used in investing activities of $1,524,599 for the same period of 2016. The increase of $3,650,858 was primarily due to the collection of $2,192,762 in loans to related parties for the year ended September 30, 2017. During the same period of 2016, the Company lent $1,518,479 to related parties.

Financing Activities

Net cash used in financing activities amounted to $1,654,128 for the year ended September 30, 2017, as compared to net cash provided by financing activities of  $2,061,320 for the same period in 2016. The decrease of $3,715,448 in net cash used in financing activities was mainly due to an increase of $2,828,852 in repayments of bank loans, a decrease of $3,154,239 in proceeds from capital contribution and an increase of $278,820 in deferred offering costs, partially offset by an increase of $1,520,659 in new borrowings from bank loans and a decrease of $929,902 in repayments of loans from third party.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this report:

Name	Age	Position(s)

Yefang Zhang	52	Chief Executive Officer and Chairwoman of Board of Directors

Zhengyu Wang	50	Director

Jun Zhou	34	Chief Financial Officer

Liang Han	44	Chief Operating Officer

Yunhao Chen	42	Director (Independent)

Hongdao Qian	55	Director (Independent)

Kangbin Zheng	55	Director (Independent)

The business address of all such senior management and directors is No. 307, Tianning Industrial Area, Lishui, Zhejiang Province, People’s Republic of China 323000.

Yefang Zhang.   Ms. Zhang has been our Chairwoman and CEO since July 2015. Ms. Zhang has been the sole shareholder and the director of FarmNet Limited since its incorporation in July 2015. Ms. Zhang has been the general manager of Farmmi International since August 2015. Ms. Zhang was the executive director of FLS Mushroom from March 2011 to September 2016. Since 2013, Ms. Zhang has been a director of Tantech Holdings Ltd. (“Tantech”), a NASDAQ Capital Market listed company, Tanbsok Group Ltd. and USCNHK Group Limited. Ms. Zhang was also a director of Zhengjiang Tantech Bamboo Technology Co., Ltd. from January 2011 to May 2016. Ms. Zhang has been a director of Daxing’anling Hualin Investment Management Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. which has been dissolved. From 1991 to 1994, she was a teacher at Wenzhou Wencheng Huangtan Middle School. She earned her degree of junior college in Geography from Wenzhou Normal College in July 1991. Ms. Zhang has extensive knowledge and experience in company management and food industry. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business. Ms. Zhang is the wife of our director, Mr. Wang.

Zhengyu Wang.   Mr. Wang has been our director since February 2017. Mr. Wang is a seasoned veteran in business, Mr. Wang has been the executive director of almost all of FMI’s Chinese subsidiaries (Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Nongyuan Network, Forest Food and Farmmi Food) since their incorporation, except FLS Mushroom where he has served as the executive director since September 2016. He was also the manager or the general manager of Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Nongyuan Network since their incorporation until July 2017. Mr. Wang also manages the business operations of Forasen Group which he owns with his wife and our director and CEO, Ms. Yefang Zhang. Mr. Wang has been the Chairman and CEO of Forasen Group since September 2006, and the executive director and the general manager of Forasen Holding Group Ltd. Co. since September 2013. Mr. Wang has also been the Chairman and CEO of Tantech since July 2014 and the executive director and/or general manager of various subsidiary companies under Tantech and charcoal business related companies (Lishui Tantech Energy Technology Co., Ltd., Zhejiang Tantech Bamboo Technology Co., Ltd., Zhejiang Tantech Bamboo Charcoal Co., Ltd., Zhejiang Tantech Energy Technology Co., Ltd., Zhejiang Babiku Charcoal Co., Ltd., Lishui Zhongzhu Charcoal Co., Ltd., Hangzhou Tanbo Technology Co., Ltd., Zhejiang Tantech Industrial Co., Ltd., Shanghai Jiamu Investment Management Co., Ltd., Hangzhou Jiyi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd.). Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, Hangzhou Nanlin Energy Technology Ltd. Co.’s general manager since March 2012 and executive director from March 2012 to September 2016, the executive director of Zhejiang Tesiyang New Energy Complete Equipment Ltd. Co. since March 2016, and the executive director and general manager of Hangzhou Forasen Technology Ltd. Co. since November 2012, of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. He earned his Bachelor’s Degree majored in Biochemistry and Microbiology from Hangzhou University (now called “Zhejiang University”) in Hangzhou, China in July 1990. Mr. Wang has been appointed as a director because he has significant experience in leading and advising our Company and understands our industry. Mr. Wang is the husband of our director, Ms. Zhang.

Jun Zhou.   From January 2016, Mr. Zhou has been the Financial Controller of Nongyuan Network. Starting from May 2015, he has also been the Financial Controller of Forest Food. Mr. Zhou was the General Manager of the Financial Management Center of Hangzhou Forasen Technology Co., Ltd. from May 2013 to April 2015. In Forasen Group, Mr. Zhou is responsible for supervising our finance team, reviewing and approving financial and accounting transactions IPO financial regulation compliance. Before that, Mr. Zhou served as the Finance Manager of Zhejiang Ruiyang Technology Co., Ltd., an environmental protection industry investment business focused company, from June 2012 to April 2013. During his tenure, he was responsible for investment project management, department internal control and financial control system development. From February 2006 to May 2012, Mr. Zhou has been a Sales Accountant, Accountant Supervisor, Finance Manager, Senior Financial Manager of Hangzhou Jinjiang Group Co., Ltd., a company that centers its business on electric power generation by waste incineration, at which he was responsible for daily accounting and review, financial system setup and daily supervision. Mr. Zhou has passed all the courses of the certification of The Association of International Accountants in 2016. Mr. Zhou graduated from Financial Accounting major in Huainan Industrial College in Anhui in 2003. He also completed all courses in Accounting in Anhui Economic Management Cadre College in 2006. Mr. Zhou obtained a bachelor’s degree in management in Anhui University of Finance and Economics.

Liang Han.   Ms. Han has been our Chief Operating Officer since July 2018. Ms. Han joined the Company in January 2018 as the marketing director. Prior to that time, from May 2013 to December 2017, Ms. Han was the general manager at Zhizhonghe, a subsidiary in food industry of a public company in China. From January 2007 until April 2013, Ms. Han was the sales director of a subsidiary of Forasen Holding Group Co., Ltd., a related party of the Company. From 1997 to 2007, Ms. Han worked at various corporations in managerial positions. Ms. Han is a director of Wiefeng Tonglu Kuaijian Enterprise Management Ltd. Co., a private company in China.

Yunhao Chen.   Ms. Chen has been our independent director since February 2017. Since May 2017, Ms. Chen has been the CFO of Dogness (International) Corporation, a listed on Nasdaq and based in China to design and manufacture leashes, collars, harnesses for cats and dogs. Since July 2014, Ms. Chen has been the CFO of Eland Engineering Inc., a company in Florida for design and maintenance of transportation systems, where she directs and manages the company’s financial reporting and accounting functions. Ms. Chen also has academic experience. Ms. Chen is a visiting professor at Southern Medical University in the healthcare MBA program since 2011. From 2013 to 2014, Ms. Chen was a visiting assistant professor at University of Miami. From 2008 to 2013, Ms. Chen was an assistant professor at the Florida International University. Ms. Chen conducted analyses and research of SEC filings, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. Ms. Chen earned her Ph. D. in accounting in 2008 and her MBA in 2001 from University of Minnesota in 2008, and her Bachelor of Economics in 1997 from University of International Business and Economics in China. Ms. Chen has been appointed as a director and as the Chair of our Audit Committee because of her finance knowledge and experience in both industry and academia.

Hongdao Qian.   Mr. Qian has been our independent director since July 2017. Mr. Qian has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian currently is an independent director of Tantech, a Nasdaq listed company and a related party of us. He is also an independent director of Zhejiang Sunflower Light Energy Science & Technology LLC, a public company listed on Shenzhen Stock Exchange in China, Zhejiang Kema Moca Material Limited Company, a public company listed on National Equities Exchange and Quotations in China and OuBao Security Technology Co., Ltd., a private company. Mr. Qian currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997. Mr. Qian was a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England. Mr. Qian has been appointed as a director because of his expertise in economics and law.

Kangbin Zheng.   Mr. Zheng has been our independent director since February 2017. Mr. Zheng has over 29 years of experience in structuring transactions and managing financial risks at the World Bank and Asian Development Bank. Since September 2014, Mr. Zheng has been the director general for the financial service center of the China Chamber of Commerce for the private sector, where he provides financial advisory services to Chinese private-sector enterprises, investment funds and commercial banks. From January 2007 to June 2014, Mr. Zheng worked with Asian Development Experiences as the head of private sector operations for the PRC. From June 1986 to January 2007, Mr. Zheng worked with the World Bank on corporate strategy and resource management, risk management, investment projects and economic and policy work. Mr. Zheng is a board member of Beijing Windbell Technology Co., Ltd., a company listed in the New OTC Market in China. Mr. Zheng earned his Ph.D. in economics from Georgetown University in 1992, his Master’s Degree in management science from Wuhan University in China in 1985, and his Bachelor’s Degree from Hubei University in 1982. Mr. Zheng has been appointed as a director because he has significant experience in economics.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. Our Chief Executive Officer and Chairwoman of our Board of Directors, Yefang Zhang, is married to one of our directors, Zhengyu Wang. Other than this relationship, there are no familial relationships among any of our executive officers or directors.

B. Compensation

Executive Compensation

Our compensation committee has not started approving our salary and benefit policies. Our Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the Board of Directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our Board of Directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The Board of Directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The Board of Directors has oversight of executive compensation plans, policies and programs.

Summary Executive Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2018, 2017 and 2016.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Yefang Zhang	2018	75,765.60	—	8,686.81	84,452.41
Chief Executive Officer	2017	62,791.40	—	3,481.23	66,272.63
	2016	48,616.50	—	1,505.60	50,122.10
Jun Zhou	2018	58,140.00	—	2,447.23	60,587.23
Chief Financial Officer	2017	37,282.13	—	2,271.30	39,533.43
	2016	37,750.00	—	1,297.80	39,047.80
Liang Han (3)	2018	11,475.00	—	448.81	11,923.81
Chief Operating Officer	2017	—	—	—	—
	2016	—	—	—	—

(1)	No officer received a bonus in the years ended September 30, 2018, 2017 and 2016.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Liang Han began her positon as Chief Operating Officer on July 1, 2018.

Director Compensation

The following section presents information regarding the compensation paid during the fiscal years ended September 30, 2018, 2017 and 2016 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of September 30, 2016, we had only one director, Ms. Yefang Zhang. Since October 1, 2016, we have appointed Zhengyu Wang, husband of Yefang Zhang, and three (3) Non-Employee Directors: Yunhao Chen, Hongdao Qian and Kangbin Zheng.

Non-Employee Directors

Historically, we have not paid our directors for acting as such, as they have consisted of our Chief Executive Officer and her spouse. Since the fiscal year ended September 30, 2017, we decided to pay our independent directors an annual cash retainer to be determined from time to time by our Board of Directors. We may also provide stock, option or other equity-based incentives to our directors for their services provided in such capacity. We also reimburse our Non-Employee Directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment. The compensation for our employee directors is fully reflected in the above Summary Executive Compensation Table.

Summary Director Compensation Table

Name	Fiscal Year	Fees earned or paid in cash ($)	All Other Compensation ($)(1)	Total ($)
Yunhao Chen(2)	2018	10,000	—	10,000
	2017	4,166.67	—	4,166.67
	2016	—	—	—
Hongdao Qian(3)	2018	10,000	—	10,000
	2017	2,500.00	—	2,500.00
	2016	—	—	—
Kangbin Zheng(4)	2018	10,000	—	10,000
	2017	4,166.67	—	4,166.67
	2016	—	—	—

(1) No Non-Employee Director received other compensation in the years ended September 30, 2018, 2017 and 2016.

(2) Ms. Yunhao Chen’s term began on February 1, 2017. She is entitled to a Board Fee of  $10,000 per year beginning from May 1, 2017.

(3) Mr. Hongdao Qian’s term began on July 7, 2017. He is entitled to a Board Fee of  $10,000 per year beginning from July 7, 2017.

(4) Mr. Kangbin Zheng’s term began on February 1, 2017. He is entitled to a Board Fee of  $10,000 per year beginning from May 1, 2017.

Employment Agreements

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Yefang Zhang

We entered into an employment agreement with our chief executive officer, Ms. Yefang Zhang, effective March 3, 2017. Under the terms of Ms. Zhang’s employment, Ms. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 per year.

•	Reimbursement of reasonable expenses incurred by Ms. Zhang.

Ms. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Jun Zhou

We entered into an employment agreement with our chief financial officer, Mr. Jun Zhou, effective March 7, 2017. Under the terms of Mr. Zhou’s employment, Mr. Zhou is entitled to the following:

•	Base compensation of RMB 240,000 per year.

•	Reimbursement of reasonable expenses incurred by Mr. Zhou.

Mr. Zhou’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Liang Han

We entered into an employment agreement with our chief operating officer, Ms. Liang Han, effective July 1, 2018. Under the terms of Ms. Han’s employment, Ms. Han is entitled to the following:

•	Base compensation of RMB 300,000 per year.

•	Reimbursement of reasonable expenses incurred by Ms. Han.

Ms. Han’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

C. Board Practices

Board of Directors and Board Committees

Our Board of Directors currently consists of five (5) directors. A majority of our Board of Directors (namely, Yunhao Chen, Hongdao Qian and Kangbin Zheng) are independent, as such term is defined by the Nasdaq Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. Each committee has three members, and each member is independent, as such term is defined by The Nasdaq Capital Market. The audit committee will be responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the Board of Directors will review and make recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and will also administer and have authority to make grants under our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the Board of Directors will be responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

The candidates of members of the audit committee, the compensation committee and the nominating committee are set forth below. All such members qualify as independent under the rules of The Nasdaq Capital Market.

Director	Audit Committee	Compensation Committee	Nominating Committee
Yunhao Chen	(1)(2)(3)	(1)	(1)
Hongdao Qian	(1)	(1)	(1)(2)
Kangbin Zheng	(1)	(1)(2)	(1)

(1) Committee member

(2) Committee chair

(3) Audit committee financial expert

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is considered a fiduciary of the company. Accordingly, directors owe fiduciary duties to their companies to act in accordance with the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duties to a third party. However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our First Amended and Restated Articles of Association provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, and that he or she may not vote at any meeting on any resolution concerning an interested matter.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience that he or she actually possesses.

Interested Transactions

A director may vote, attend a board meeting or, presuming that the director is an officer and that it has been approved, sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our Board of Directors may determine or change from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board of Directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A majority of our Board of Directors is required to be independent. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Our Chief Executive Officer and Chairwoman of our Board of Directors, Yefang Zhang is married to one of our directors, Zhengyu Wang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors will be entitled to receive such remuneration as our Board of Directors may determine or change from time to time for serving as directors and may receive incentive option grants from our company. In addition, each non-employee director is entitled to be repaid or prepaid all travel, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors or committees of our Board of Directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

Limitation of Director and Officer Liability

Under Cayman Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Cayman Islands law does not limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our First Amended and Restated Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

The decision of our Board of Directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our First Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our directors, officers and employees in connection with our application to list on the Nasdaq Capital Market.

D. Employees

As of September 30, 2018, we employed a total of 122 full-time and no part time employees in the following functions:

	Number of Employees
Department	September 30, 2018	September 30, 2017	September 30, 2016
Senior Management	6	5	4
Human Resource & Administration	3	3	2
Finance	7	7	2
Procurement	5	3	2
Production	75	75	78
Sales & Marketing	11	11	5
Quality Control	2	2	2
E-commerce	12	4	0
Business Development	1	1	1
Total	122	111	96

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In the years ended September 30, 2018, 2017 and 2016, we contributed approximately $65,497, $43,222 and $30,769 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Over 90% of our employees at FLS Mushroom, Forest Food and Farmmi Food are female workers. We have bought life insurance for over 40 workers of Forest Food’s factory.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Options

Incentive Securities Pool

We have established a pool for shares and share options for our employees. This pool contains shares and options to purchase 1,168,000 of our Ordinary Shares, equal to 10% of the number of Ordinary Shares outstanding at the conclusion of our initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, we may grant shares or options in any percentage determined for a particular grant.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our Ordinary Shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of January 25, 2019 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 14,393,039 Ordinary Shares as of January 25, 2019, including 11,932,000 issued and outstanding, and 2,461,039 underlying the Notes, the repayment of the interest of the Notes in shares, the Investor Warrants, the Placement Agent Warrants and the IPO Warrants. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of January 25, 2019 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., No. 307, Tianning Industrial Area, Lishui, Zhejiang Province, People’s Republic of China 323000. One (1) shareholder of record listed in the table is not located in the United States.

	Ordinary Shares beneficially owned(1)(2)
	Number		Percent
Directors and Named Executive Officers:
Yefang Zhang(3)	10,000,000		69.5%
Zhengyu Wang(3)	10,000,000		69.5%
Jun Zhou	—		0.0%
Liang Han	—		0.0%
Yunhao Chen	—		0.0%
Hongdao Qian	—		0.0%
Kangbin Zheng	—		0.0%
All directors and executive officers as a group (seven (7) persons)	10,000,000		69.5%
Principal Shareholders:
FarmNet Limited(3)	10,000,000		69.5%
CVI Investments, Inc.(4) c/o Heights Capital Management 101 California Street Suite 3250 San Francisco, CA 94111	2,186,671	(5)	15.2%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.

(2) Assuming the full conversion of the Notes, exercise of all the Warrants, repayment of all the interest of the Notes in shares, no change to the initial conversion rate or the initial exercise price.

(3) The sole shareholder of FarmNet Limited is Ms. Yefang Zhang, who is the Chief Executive Officer and Chairwoman of our company. Ms. Zhang’s spouse is Mr. Zhengyu Wang, a director of our company. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held by FarmNet Limited with Ms. Zhang.

(4) Heights Capital Management, Inc. is the authorized agent of CVI Investments, Inc., or CVI, has discretionary authority to vote and dispose of the securities held by CVI and may be deemed to be the beneficial owner of these securities. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the securities held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the securities. The address of the principal business office of Heights Capital is 101 California Street, Suite 3250, San Francisco, California 94111.

(5) Consists of  (i) 1,198,084 Ordinary Shares issuable upon conversion of the Notes; (ii) 800,000 Ordinary Shares issuable upon exercise of the Investor Warrants; and (iii) 188,587 Ordinary Shares issuable upon repayment of the interests on the Notes in shares.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions for the years ended September 30, 2018, 2017 and 2016, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

September 30, 2018
Name of Related Party	Relationship	Due from Related Party	Due to Related Party(1)	Sales to Related Party	Purchases from Related Party
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$—	$—	$155,418	$—
Yefang Zhang	Our CEO	—	—	—	—
FarmNet Limited	Parent company of FMI	—	122,800	—	—
Total		$—	$122,800	$155,418	$—

(1) The balance of due to related parties was interest-free and due upon demand. As of today, all of the balance of due to related parties has been repaid.

September 30, 2017
Name of Related Party	Relationship	Due from Related Party	Due to Related Party(1)	Sales to Related Party	Purchases from Related Party
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$—	$—	$799,142	$—
Yefang Zhang	Our CEO	—	415,381	—	—
Total		$—	$415,381	$799,142	$—

(1) The balance of due to related parties was interest-free and due upon demand. As of today, all of the due to related parties has been repaid.

September 30, 2016
Name of Related Party	Relationship	Due from Related Party		Due to Related Party(2)	Sales to Related Party	Purchases from Related Party
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$2,239,875	(1)	$—	$1,012,789	$—
Forasen Holding Group Co., Ltd.	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	—		141,884	—	—
Yefang Zhang	Our CEO	—		6,310	—	—
Zhengyu Wang	Our CEO’s husband and our director	—		21,970	—	—
Total		$2,239,875		$170,164	$1,012,789	$—

(1) The due from Forasen Group was loan unsecured, interest-free and due upon demand. The loan was provided as temporary working capital support for Forasen Group. The largest amount outstanding during the fiscal year ended September 30, 2016 was RMB 14,940,467 (approximately equivalent of $2,239,875). As of today, all of the due from Forasen Group has been collected.

(2) The balance of due to related parties was interest-free and due upon demand. As of today, all of the balance of due to related parties has been repaid.

In October 2009, Forest Food entered into a lease agreement with Forasen Group for leasing the factory buildings in 307 Tianning Industrial Area, and first basement and first floor of 888 Tianning Street, both in Lishui.

Our company and Forasen Group signed a Non-Competition Agreement which provides that Forasen Group should not engage in any business that our company engages in, except purchasing products from us. In addition, Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with our company and Tantech which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause Tantech to engage in the business that we conduct.

Therefore, we do not believe that there are business activities of Mr. Wang and Ms. Zhang that will compete directly with our business operations. We have also adopted a policy that prohibits loans to related parties by the Company.

Future Related Party Transactions

The Corporate Governance Committee of our Board of Directors must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties. Related party transactions that we have previously entered into were not approved by independent directors, as we had no independent directors at that time.

C. Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

From time to time, we have been involved in litigation relating to contract disputes and other matters in the ordinary course of our business. See “Item 3 — Key Information — Risk Factors — Risks Related to Our Business and Industry — We have guaranteed third parties’ debt, and a failure by such parties to repay their debts may be enforced against our company.” We are not currently a party to any material legal or administrative proceedings.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our First Amended and Restated Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of Ordinary Shares a shareholder holds.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our foreign-owned Chinese subsidiaries (Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, FLS Mushroom, Forest Food and Farmmi Food). Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Farmmi Enterprise and Farmmi Technology are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its Board of Directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to Farmmi International by Farmmi Enterprise and Farmmi Technology are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from operations in China may be used to pay dividends to our company. Farmmi Enterprise and Farmmi Technology may go to a licensed bank to remit its after-tax profits out of China. Nevertheless, the bank will require Farmmi Enterprise and Farmmi Technology to produce the following documents for verification before it may transfer the dividends to Farmmi International’s overseas bank account of: (1) tax payment statement and tax return; (2) auditor’s report issued by a Chinese certified public accounting firm confirming the availability of profits and dividends for distribution in the current year; (3) the Board minutes authorizing the distribution of dividends to its shareholders; (4) the foreign exchange registration certificate issued by SAFE; (5) the capital verification report issued by a Chinese certified public accounting firm; (6) if the declared dividends will be distributed out of accumulated profits earned in prior years, Farmmi Enterprise and Farmmi Technology must appoint a Chinese certified public accounting firm to issue an auditors’ report to the bank to certify Farmmi Enterprise and Farmmi Technology’s financial position during the years from which the profits arose; and (7) other information as required by SAFE.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and listing details

Our Ordinary Shares have been listed on NASDAQ since February 16, 2018. The following table sets forth the high and low sale prices for our Ordinary Shares as reported on the NASDAQ Capital Market.

	High	Low
Annual Highs and Lows
Year Ended September 30, 2018	$10.3234	$2.68

Quarterly Highs and Lows
Quarter Ended December 31, 2018	$5.87	$5.39
Quarter Ended September 30, 2018	$8.63	$2.68
Quarter Ended June 30, 2018	$10.3234	$6.25
Quarter Ended March 31, 2018 (since February 16, 2018)	$7	$4.23

Monthly Highs and Lows
June 2018	$10.13	$6.42
July 2018	$8.63	$3.71
August 2018	$4.64	$2.68
September 2018	$5.46	$4.03
October 2018	$5.86	$4.95
November 2018	$5.87	$4.36
December 2018	$4.61	$3.74
January 2019 (through January 18, 2019)	$5.01	$3.8

The last reported trading price for our Ordinary Shares on January 18, 2019 was US$ 4.49 per share.

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FAMI.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-221569, filed with the SEC on November 15, 2017, as amended.

C. Material contracts

On November 1, 2018, we completed a $7.5 million private placement with one institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), we issued and sold an aggregate of $7.5 million of senior convertible notes due April 1, 2020 (the “Notes”) and warrants (the “Investor Warrants”) to purchase an aggregate of 800,000 of our Ordinary Shares. The Notes are initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Notes. The Notes bear interest at 10% per year. The Investor Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. One year from the date of issuance of the Investor Warrants, the Exercise Price of the Investor Warrants will be lowered to the then-current Market Price (as such term is defined in the Notes) of an Ordinary Share, if such Market Price is less than the initial Exercise Price of $6.53 per Ordinary Share.

In connection with the investment, we and the Buyers have entered into a Registration Rights Agreement (the “Registration Rights Agreement“). Pursuant to the Registration Rights Agreement, we agreed to file and maintain with the Securities and Exchange Commission a registration statement for resale of the ordinary shares acquired by the Buyers upon conversion or payment of the Notes and exercise of the Investor Warrants.

We, Buyer and largest shareholder of the Company, FarmNet Limited, have entered into a Shareholder Pledge Agreement, pursuant to which FarmNet Limited, which owns 10 million Ordinary Shares of us, pledges 3 million Ordinary Shares in favor of the Buyer to secure our performance of its obligations in the private placement.

The proceeds from this investment will be used for working capital and general corporate purposes, including, but not limited to, possible strategic acquisitions. The offer and sale of these securities in the United States was completed pursuant to the exemption from registration provided by Regulation D under the Securities Act of 1933, as amended.

On November 9, 2018, we issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Investor and Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

D. Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

E. Taxation

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Kaufman & Canoles, P.C., our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Zhejiang Course Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Our PRC subsidiaries and PRC consolidated VIE are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Farmmi, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board of Directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that Farmmi, Inc. meet all of the conditions above or are PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares. See “Item 3 — Key Information — Risk Factors — Risk Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Farmmi International. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Farmmi International may be able to benefit from the 5% withholding tax rate for the dividends it receives from Farmmi Enterprise and Farmmi Technology, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise. The SAT issued a SAT Circular 59 together with the MOF in April 2009 and a SAT Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Although it appears that SAT Circular 698 and/or SAT Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and/or SAT Bulletin 7 and we and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698 and/or SAT Bulletin 7.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Ordinary Shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year ending will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we receive upon cash exercises, if any, of the Warrants to purchase the Ordinary Shares offered hereby. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of  “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G. Statement by experts

Not applicable for annual reports on Form 20-F.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

We had no short-term investments and long-term held-to-maturity investments as of September 30, 2018.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB has depreciated against the U.S. dollar from 2014 through 2016, weakening from approximately RMB6.05:US$1 at the beginning of 2014 to approximately RMB6.94:US$1 at the end of 2016. This depreciation follows seven straight years of appreciation. In 2017, the RMB has fluctuated between less than RMB6.8:US$1 to almost RMB7:US$1. 2018 saw the Renminbi’s depreciation against the U.S. dollar. The depreciation in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S., dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, all of our assets, liabilities, revenues and costs are denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering will be in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets may be denominated in U.S. dollar in the future. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. See “Item 3 — Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

Commodity Risk

As a manufacturer of dried edible fungi products, our Company is exposed to the risk of an increase in the price of raw edible fungi and, as a result, dried edible fungi. We have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

Item 12. Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Use of Proceeds.

After deducting the underwriting fees and offering expenses payable by us, we received net proceeds of approximately $6 million from our initial public offering (Commission No. 333-221569, declared effective February 16, 2018). The IPO was completed on February 23, 2018. ViewTrade Securities Inc. served as underwriter, and ultimately 1,932,000 Ordinary Shares were sold. Approximately $1.72 million in underwriter discounts and commissions and other fees and expenses were incurred in connection with the IPO.

In connection with the IPO, we proposed to use the net proceeds of the offering as follows and have used the following amounts as of the date of this report:

Description of Use	Estimated Amount of Net Proceeds to be Spent	Approximate Amount Spent as of January 21, 2019
Product Development	16.67%	$225,238
Family Farms	16.67%	$4,122,012
Farmmi Liangpin Market	66.66%	$574,137
Total	100.00%	$4,921,387

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

The Company’s management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of September 30, 2018, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

(b)	Management’s annual report on internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by Rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of September 30, 2018, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

•	Improved the design and documentation related to multiple levels of review over financial statements included in our SEC filings;
•	Expanded the design and assessment test work over the monitoring function of entity level controls;
•	Enhanced documentation retention policies over test work related to our continuous management assessments of internal control effectiveness; and
•	Expanded documentation practices and policies related to various key controls to provide support and audit trails for both internal management assessment as well as external auditor testing.

Item 15. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s board of directors has determined that Yunhao Chen qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that Yunhao Chen and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at Farmmi.com.cn.

Item 16C. Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2018 and 2017.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2018 and 2017, Friedman LLP’s audit fees were $390,000 and $250,000, respectively.

Audit-Related Fees

During fiscal years 2018 and 2017, Friedman LLP’s audit-related fees were $0 and $0, respectively.

Tax Fees

During fiscal years 2018 and 2017, Friedman LLP’s tax fees were $0 and $0, respectively.

All Other Fees

During fiscal years 2018 and 2017, Friedman LLP’s other fees were $0 and $0, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2018 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2018.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our Ordinary Shares are listed on The Nasdaq Capital Market , we are subject to Nasdaq’s corporate governance requirements.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our Ordinary Shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. Our Board of Directors could make such a decision to depart from such requirements by ordinary resolution.

The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on the management of our company might decrease as a result. In addition, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1	Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1	2017-11-15

1.2	First Amended and Restated Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1/A	2018-01-09

2.1	Specimen Ordinary Share Certificate	By Reference	F-1	2017-11-15

2.2	Form of Underwriter Representative’s Warrants	By Reference	F-1/A	2017-12-05

2.3	Form of Senior Secured Convertible Note	By Reference	6-K	2018-11-2

2.4	Form of Investor Warrant	By Reference	6-K	2018-11-2

2.5	Form of Placement Agent Warrant	By Reference	6-K/A	2018-11-9

4.1	Employment Agreement with Yefang Zhang	By Reference	F-1	2017-11-15

4.2	Employment Agreement with Jun Zhou	By Reference	F-1	2017-11-15

4.3	Employment Agreement with Liang Han	By Reference	F-1	2018-12-4

4.4	Translation of Exclusive Call Option Agreement by and among Suyuan Agriculture, Zhengyu Wang and Nongyuan Network, dated September 18, 2016	By Reference	F-1	2017-11-15

4.5	Translation of Exclusive Management Consulting and Technology Service Agreement by and among Suyuan Agriculture and Nongyuan Network, dated September 18, 2016	By Reference	F-1	2017-11-15

4.6	Translation of Equity Pledge Agreement by and among Suyuan Agriculture, Zhengyu Wang and Nongyuan Network, dated September 18, 2016	By Reference	F-1	2017-11-15

4.7	Translation of Shareholder Voting Right Authorization Agreement by and among Suyuan Agriculture, Zhengyu Wang and Nongyuan Network, dated September 18, 2016	By Reference	F-1	2017-11-15

4.8	Translation of Power of Attorney relating to Nongyuan Network, dated September 18, 2016	By Reference	F-1	2017-11-15

4.9	Escrow Agreement for Indemnification Fund	By Reference	F-1/A	2017-12-05

4.10	Summary Translation of Lease Agreement with Forasen Group	By Reference	F-1	2017-11-15

4.11	Translation of Form of Sales Agreement with China National Forest Products Corp.	By Reference	F-1	2017-11-15

4.12	Translation of Form of Sales Agreement with China National Tree Seed Corporation	By Reference	F-1	2017-11-15

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

4.13	Translation of Non-competition Agreement by and between Farmmi, Inc. and Forasen Group, dated December 16, 2016	By Reference	F-1	2017-11-15

4.14	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc. and Tantech Holdings Ltd, dated June 30, 2017	By Reference	F-1	2017-11-15

4.15	Translation of Form of Purchase Agreement	By Reference	F-1	2017-11-15

4.16	Translation of Agreement by and between Zhejiang FLS Mushroom Co., Ltd. and Jingning Liannong Trading Co., Ltd. dated April 1, 2016	By Reference	F-1	2017-11-15

4.17	Translation of Agreement by and between Zhejiang FLS Mushroom Co., Ltd. and Qingyuan Nongbang Mushroom Industry Co., Ltd., dated April 1, 2016	By Reference	F-1	2017-11-15

4.18	Securities Purchase Agreement	By Reference	6-K	2018-11-2

4.19	Shareholder Pledge Agreement	By Reference	6-K/A	2018-11-9

4.20	Registration Rights Agreement	By Reference	6-K	2018-11-2

4.21	Press release dated January 25, 2019	Herewith

8.1	List of subsidiaries	By Reference	F-1	2018-12-4

11.1	Code of Business Conduct and Ethics of Farmmi, Inc.	By Reference	F-1	2017-11-15

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith

15.1	Consent of Friedman LLP	Herewith

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Farmmi, Inc.

By:	/s/ Yefang Zhang

Name:	Yefang Zhang
Title:	Chief Executive Officer

Date: January 25, 2019

FARMMI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 and 2016

137

FARMMI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Farmmi, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Farmmi, Inc. and subsidiaries (collectively, the “Company”) as of September 30, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2018, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2015.

New York, New York

January 25, 2019

Farmmi, Inc.

Consolidated Balance Sheets

	September 30, 2018	September 30, 2017
Assets
Current Assets
Cash	$4,925,165	$2,590,539
Accounts receivable, net - trade	8,601,269	5,050,951
Accounts receivable, net - related party	1,257	93,506
Inventory, net	1,808,143	1,591,619
Deferred offering costs	-	278,820
Advances to suppliers	5,868,486	4,112,915
Other current assets	135,314	23,063
Total current assets	21,339,634	13,741,413

Property, plant and equipment, net	136,363	102,516

Other Assets
Restricted cash	600,000	-
Total Assets	$22,075,997	$13,843,929

Liabilities and Equity
Current Liabilities
Short-term bank loans	$1,455,580	$1,652,917
Accounts payable - trade	343,141	415,819
Due to related parties	122,800	415,381
Other current liabilities	300,379	45,731
Total current liabilities	2,221,900	2,529,848

Long-term bank loans	640,455	661,167
Total Liabilities	2,862,355	3,191,015

Equity
Common stock, $0.001 par value, 20,000,000 shares authorized, 11,932,000 and 10,000,000 shares issued and outstanding	11,932	10,000
Additional paid-in capital	11,322,819	5,023,080
Statutory reserve	229,512	229,512
Retained earnings	6,996,837	3,774,805
Accumulated other comprehensive income (loss)	(222,830)	718,941
Total Stockholders' Equity	18,338,270	9,756,338

Noncontrolling Interest	875,372	896,576
Total Equity	19,213,642	10,652,914

Total Liabilities and Equity	$22,075,997	$13,843,929

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Income and Comprehensive Income

	For the Years Ended September 30,
	2018	2017	2016
Revenues
Sales to third parties	$29,663,670	$25,866,459	$19,702,441
Sales to related parties	155,418	799,142	1,012,789
Total revenues	29,819,088	26,665,601	20,715,230

Cost of revenues	24,751,473	22,140,879	17,371,416

Gross Profit	5,067,615	4,524,722	3,343,814

Operating expenses
Selling and distribution expenses	547,532	140,019	78,507
General and administrative expenses	1,442,155	915,474	395,854
Total operating expenses	1,989,687	1,055,493	474,361

Income from operations	3,077,928	3,469,229	2,869,453

Other income (expenses)
Interest income	731	311	475
Interest expense	(154,400)	(209,159)	(250,732)
Other income (expenses), net	314,070	15,758	(39,739)
Total other income (expenses)	160,401	(193,090)	(289,996)

Income before income taxes	3,238,329	3,276,139	2,579,457

Provision for income taxes	9,063	5,793	269,367

Net income	3,229,266	3,270,346	2,310,090

Less: net income (loss) attributable to noncontrolling interest	7,234	(964)	(4,072)

Net income attributable to Farmmi, Inc.	$3,222,032	$3,271,310	$2,314,162

Comprehensive income
Net income	$3,229,266	$3,270,346	$2,310,090
Other comprehensive income (loss): foreign currency translation gain (loss)	(970,209)	95,185	312,371
Total comprehensive income	2,259,057	3,365,531	2,622,461
Comprehensive income (loss) attributable to noncontrolling interest	(21,204)	1,075	(19,913)

Comprehensive income attributable to Farmmi, Inc.	$2,280,261	$3,364,456	$2,642,374

Weighted average number of shares, basic and diluted	11,173,699	10,000,000	10,000,000

Basic and diluted earnings per common share	$0.29	$0.33	$0.23

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Changes in Stockholder's Equity

For the Years Ended September 30, 2018, 2017 and 2016

				Accumulated		Retained
			Additional	Other		earnings
	Common Stock		Paid in	Comprehensive	Statutory	(Accumulated	Total Stockholders'	Noncontrolling
	Shares	Amount	Capital	Income (Loss)	Reserves	Deficit)	Equity	Interest	Total Equity
Balance at September 30, 2015	10,000,000	$10,000	$2,833,296	$297,583	$-	$(1,581,155)	$1,559,724	$-	$1,559,724

Capital contribution	-	-	2,189,784	-	-	-	2,189,784	915,414	3,105,198
Foreign currency translation gains (losses)	-	-	-	328,212	-	-	328,212	(15,841)	312,371
Net income for the year	-	-	-	-	-	2,314,162	2,314,162	(4,072)	2,310,090

Balance at September 30, 2016	10,000,000	$10,000	$5,023,080	$625,795	$-	$733,007	$6,391,882	$895,501	$7,287,383

Foreign currency translation gains	-	-	-	93,146	-	-	93,146	2,039	95,185
Net income for the year	-	-	-	-	-	3,271,310	3,271,310	(964)	3,270,346
Statutory reserve	-	-	-	-	229,512	(229,512)	-	-	-

Balance at September 30, 2017	10,000,000	$10,000	$5,023,080	$718,941	$229,512	$3,774,805	$9,756,338	$896,576	$10,652,914

Proceeds from Initial Public Offering - stock issuance	1,932,000	1,932	7,726,068	-	-	-	7,728,000	-	7,728,000
Direct costs disbursed from Initial Public Offering proceeds	-	-	(1,426,329)	-	-	-	(1,426,329)	-	(1,426,329)
Foreign currency translation losses	-	-	-	(941,771)	-	-	(941,771)	(28,438)	(970,209)
Net income for the year	-	-	-	-	-	3,222,032	3,222,032	7,234	3,229,266

Balance at September 30, 2018	11,932,000	$11,932	$11,322,819	$(222,830)	$229,512	$6,996,837	$18,338,270	$875,372	$19,213,642

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Cash Flows

	For the Years Ended September 30,
	2018	2017	2016

Cash flows from operating activities
Net income	$3,229,266	$3,270,346	$2,310,090
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in allowances - accounts receivable	-	-	(19,019)
Changes in allowances - deferred tax assets	-	-	163,056
Changes in allowances - inventories	-	-	(57,095)
Depreciation expense	24,886	21,939	18,891
Loss from disposal of property and equipment	873	-	-
Deferred income taxes	-	-	75,192
Changes in operating assets and liabilities:
Accounts receivable	(3,804,464)	133,681	380,651
Inventory	(280,017)	(112,128)	321,642
Advances to suppliers	(1,980,862)	(378,713)	-
Other current assets	(118,755)	278,247	(4,075,046)
Prepaid expenses	-	24,192	-
Accounts payable	(62,706)	(51,038)	(930,372)
Advances from customers	-	(1,090,595)	1,118,150
Other current liabilities	329,699	(16,875)	(298)
Taxes payable	(62,930)	(74,137)	53,259
Net cash (used in) provided by operating activities	(2,725,010)	2,004,919	(640,899)

Cash flows from investing activities
Additions to property, plant and equipment	(64,715)	(66,503)	(6,120)
Collections on (payments of) loans to related parties	-	2,192,762	(1,518,479)
Net cash (used in) provided by investing activities	(64,715)	2,126,259	(1,524,599)

Cash flows from financing activities
Proceeds from capital contribution	-	-	3,154,239
Net Proceeds from Initial Public Offering - stock issuance	7,728,000	-	-
Direct costs disbursed from Initial Public Offering proceeds in current year	(1,147,509)	-	-
Escrow deposit paid under underwriting agreement	(600,000)	-	-
Repayments of loans from third party	-	-	(929,902)
Borrowings from bank loans	1,530,080	5,195,539	3,674,880
Repayments of bank loans	(1,683,088)	(6,809,972)	(3,981,120)
Repayments of loans from related parties	(300,163)	239,125	143,223
Deferred offering costs	-	(278,820)	-
Net cash provided by (used in) financing activities	5,527,320	(1,654,128)	2,061,320

Effect of exchange rate changes on cash and cash equivalents	(402,969)	66,248	(5,071)

Net increase (decrease) in cash and cash equivalents	2,334,626	2,543,298	(109,249)

Cash and cash equivalents, beginning of year	2,590,539	47,241	156,490

Cash and cash equivalents, end of year	$4,925,165	$2,590,539	$47,241

Supplemental disclosure information:
Income taxes paid	$11,763	$10,207	$31,119
Interest paid	$164,587	$203,198	$248,815

Non-cash financing activities
Deferred offering costs	$278,820	-	-

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FMI”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FMI’s Chief Executive Officer (“CEO”) Ms. Yefang Zhang, as the sole shareholder of FarmNet Limited which is the sole shareholder of FMI, and her husband Mr. Zhengyu Wang, a director of the Company, are the ultimate shareholders of the Company (“Controlling Shareholders”).

Reorganization

The Reorganization of the legal structure involved the incorporation of FMI, a Cayman Islands holding company; the incorporation of Farmmi International Limited (“Farmmi International”), a Hong Kong company; the incorporation of Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”), a PRC company; the incorporation of Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), two new wholly foreign-owned entities (“WFOE”) formed by Farmmi International under the laws of China; and the equity transfer of Suyuan Agriculture, Zhejiang Forest Food Co., Ltd. (“Forest Food”) and Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”) (collectively, the “Transferred Entities”) from the Controlling Shareholders.

On July 5, 2016 and August 10, 2016, Zhengyu Wang transferred all of his equity interests in Suyuan Agriculture to Farmmi Enterprise and Farmmi Technology with each owning 50% of Suyuan Agriculture. On November 24, 2016, Zhengyu Wang, the controlling shareholder of Forest Food, transferred 96.15% of his interest in Forest Food to Suyuan Agriculture. On October 24, 2016, Zhengyu Wang, the controlling shareholder of FLS Mushroom, transferred 100% of his interest in FLS Mushroom to Suyuan Agriculture. After the Reorganization, FMI, the ultimate holding company, owns 100% equity interest of Suyuan Agriculture and FLS Mushroom, and 96.15% equity interest of Forest Food. The remaining 3.85% equity interest of Forest Food is owned by a minority interest shareholder.

On September 18, 2016, Suyuan Agriculture entered into a series of contractual agreements with Zhengyu Wang, the owner of Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) and Nongyuan Network. Nongyuan Network is a company incorporated on December 8, 2015 that focuses on the development of network marketing and provides a network platform for sales of agriculture products. These agreements include Exclusive Management Consulting and Technology Service Agreement, Proxy Agreement, Equity Pledge Agreement and Executive Call Option Agreement. Pursuant to these agreements, Suyuan Agriculture has the exclusive rights to provide to Nongyuan Network consulting services related to business operation and management. All the above contractual agreements obligate Suyuan Agriculture to absorb all of the loss from Nongyuan Network’s activities and entitle Suyuan Agriculture to receive all of its residual returns. In essence, Suyuan Agriculture has gained effective control over Nongyuan Network. Therefore, the Company believes that Nongyuan Network should be considered as Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Accordingly, the accounts of this entity are consolidated with those of Suyuan Agriculture.

Since FMI and its subsidiaries are effectively controlled by the same Controlling Shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (Continued)

Reorganization (Continued)

On December 26, 2017, Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) was established under the laws of the PRC. Initially Farmmi Food was wholly owned by Farmmi Technology. In January 2018, the share ownership was transferred to Suyuan Agriculture. In May 2018, Farmmi Food received its food production permit and began operation.

Upon the reorganization, Farmmi has subsidiaries in countries and jurisdictions including PRC, Hong Kong and Cayman Islands. Details of the subsidiaries of Farmmi are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
FMI	July 28, 2015	Cayman	Parent	Holding Company
Farmmi International	August 20, 2015	Hong Kong	100	Holding Company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100	Holding Company
Farmmi Technology	June 6, 2016	Zhejiang, China	100	Holding Company
Suyuan Agriculture	December 8, 2015	Zhejiang, China	100	Holding Company
Forest Food	May 8, 2003	Zhejiang, China	96.15	Drying, further processing and distribution of edible fungus
FLS Mushroom	March 25, 2011	Zhejiang, China	100	Light processing and distribution of dried mushrooms
Farmmi Food	December 26, 2017	Zhejiang, China	100	Drying, further processing and distribution of edible fungus
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading

Initial Public Offering

On February 21, 2018, the Company announced the closing of its initial public offering (“IPO”) of 1,680,000 ordinary shares at a price to the public of $4.00 per share for a total of $6,720,000 in gross proceeds. The Company raised total net proceeds of $5,374,341 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 252,000 ordinary shares at the public offering price. This offering was conducted on a firm commitment basis. The Company’s shares began trading on The NASDAQ Capital Market on February 16, 2018 under the ticker symbol “FAMI.”

On February 23, 2018, the Company announced that ViewTrade Securities, Inc., who acted as the sole underwriter and book-runner of the Company’s IPO, exercised the full over-allotment option to purchase an additional 252,000 ordinary shares at the IPO price of $4.00 per share for a total of gross proceeds of approximately $1,008,000 from the exercise of this over-allotment option. The Company raised total net proceeds of $927,330 after deducting underwriting discounts and commissions and offering expenses.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (Continued)

FMI, Farmmi International, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Forest Food, FLS Mushroom, Farmmi Food and Nongyuan Network (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms and Mu Er mushrooms. Approximately 91% of the Company’s products are sold in China and the remaining 9% internationally, including USA, Japan, Canada, Europe and the Middle East.

Note 2 — Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The consolidated financial statements of the Company reflect the principal activities of FMI, Farmmi international, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, and Suyuan Agriculture’s main operation subsidiaries, Forest Food, Farmmi Food and FLS Mushroom, and the VIE Nongyuan Network. All intercompany transactions and balances have been eliminated upon consolidation.

Consolidation of Variable Interest Entities

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company determined that Nongyuan Network is a VIE because the Company is the primary beneficiary of risks and rewards of this VIE. The carrying amount of this VIE’s assets and liabilities are as follows:

	September 30, 2018	September 30, 2017

Current assets	$481,228	$281,493
Plant and equipment, net	71,239	37,479
Total assets	552,467	318,972
Total liabilities	(272,715)	(26,015)
Net assets	$279,752	$292,957

The financial performance of the VIE reported in the consolidated statement of income and comprehensive income for the years ended September 30, 2018 and 2017 includes sales of $3,369,258 and $2,081,084, operating expenses of $3,370,857 and $1,926,310, and net loss of $4,234 and net income of $154,774, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowance for doubtful accounts and advance to suppliers; the valuation of inventories; and the valuation of deferred tax assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

Deferred offering costs

Deferred offering costs consist principally of legal, underwriting and registration costs in connection with the IPO of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds.

Advances to Suppliers

Advances to suppliers represent prepayments made to ensure continuous high quality supplies and favorable purchase prices for premium quality. The Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years
Leasehold improvement	Shorter of lease term or useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Revenue Recognition

The Company recognizes revenues under FASB Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer. The delivery of goods either occurs when (a) goods leave the Company’s warehouse or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities terms, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery. The delivery term is negotiated between the Company and customers on a customer by customer base. Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company. The Company reduces the liability and recognizes revenue after the delivery of goods occurs.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Revenue Recognition (Continued)

Under ASC 606, “Revenue from Contracts with Customers” (“ASC 606”), revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. ASC 606 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company plans to adopt ASC 606 for its fiscal year ending September 30, 2019 and all interim periods within. Preliminarily, the Company plans to adopt ASC 606 using the retrospective transition method and is continuing to evaluate the impact its pending adoption of ASC 606 will have on its consolidated financial statements. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC 606. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts. While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

Cost of Revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 — Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, due from related parties, deferred offering costs, advance to suppliers, accounts payable, due to related parties, advance from customers and short-term bank loans approximate their recorded values due to their short-term maturities.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. As of September 30 2018 and 2017, $4,918,183 and $2,590,539 of the Company’s cash is maintained in banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay are dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholder’s equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars (“USD” or “$”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of September 30, 2018 and September 30, 2017 were RMB1 for $0.1456 and $0.1503, respectively. The average exchange rates for the years ended September 30, 2018, 2017 and 2016 were RMB1 for $0.1530, $0.1468 and $0.1531, respectively.

Shipping and Handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $307,374, $104,560 and $57,621 for the years ended September 30, 2018, 2017 and 2016, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Value Added Tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise, except for FLS Mushroom. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in PRC, and after May 1, 2018, the Company is subject to a tax rate of 12% or 16% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, FLS Mushroom’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Income Taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended September 30, 2018, 2017 and 2016. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2018 and 2017. All tax returns since the Company’s inception are subject to examination by tax authorities.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Risks and Uncertainties

The operations of the Company are located in PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on the results of operations and cash flows previously reported.

Recent Accounting Pronouncements

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. The amendments in Part II of this Update recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company expects that the adoption of this ASU would not have a material impact on the Company’s consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Recent Accounting Pronouncements (Continued)

In September 2017, the FASB issued ASU 2017-13, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842). The main objective of this pronouncement is to clarify the effective date of the adoption of ASC Topic 606 and ASC Topic 842 and the definition of public business entity as stipulated in ASU 2014-09 and ASU 2016-02. ASU 2014-09 provides that a public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities are required to adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. ASU 2016-12 requires that “a public business entity and certain other specified entities adopt ASC Topic 842 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. All other entities are required to adopt ASC Topic 842 for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020”. ASU 2017-13 clarifies that the SEC would not object to certain public business entities electing to use the non-public business entities effective dates for applying ASC 606 and ASC 842. ASU 2017-13, however, limits such election to certain public business entities that “otherwise would not meet the definition of a public business entity except for a requirement to include or inclusion of its financial statements or financial information in another entity’s filings with the SEC”. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC 606. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company's contracts. While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time. The Company also expects that the adoption of ASC 842 will not have a material impact on the Company’s consolidated financial statements.

In November 2017, the FASB issued ASU 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606), which amends certain aspects of the new revenue recognition standard. This standard will be effective for fiscal years beginning after December 15, 2018. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this update also require certain disclosures about stranded tax effects. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, including interim periods within those years. The Company expects that the adoption of this ASU would not have a material impact on the Company’s consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Recent Accounting Pronouncements (Continued)

In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” which clarifies how to apply certain aspects of the new leases standard. This ASU addresses the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments. This ASU has the same effective date and transition requirements as the new leases standard, which is effective for annual periods beginning after December 15, 2018. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements” which provides a new transition method and a practical expedient for separating components of a contract. This ASU is intended to reduce costs and ease the implementation of the new leasing standard for financial statement preparers. The effective date and transition requirements for the amendments related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable

Accounts receivable consisted of the following:

	September 30, 2018	September 30, 2017

Accounts receivable - trade	$8,601,269	$5,050,951
Accounts receivable - related party	1,257	93,506
Accounts receivable, net	$8,602,526	$5,144,457

No allowance for doubtful accounts was deemed necessary for the years ended September 30, 2018, 2017 and 2016. The Company recovered an account receivable write-off previously, recorded in 2015, in the amount of $19,019 during the year ended September 30, 2016.

Note 4 — Inventory

Inventory consisted of the following:

	September 30, 2018	September 30, 2017

Raw materials	$1,742,005	$1,567,875
Packaging materials	65,966	22,524
Finished goods	172	1,220
Total	$1,808,143	$1,591,619

Inventory includes raw materials, packaging materials, work in process and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead. As of September 30, 2018 and 2017, no inventory reserve was deemed necessary.

Note 5 — Property, plant and equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	September 30, 2018	September 30, 2017

Office equipment	$39,755	$46,214
Vehicles	68,307	17,976
Machinery and equipment	98,414	93,337
Leasehold improvements	117,645	121,448
Subtotal	324,121	278,975
Accumulated depreciation and amortization	(187,758)	(176,459)
Total	$136,363	$102,516

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Property, plant and equipment, net (Continued)

Depreciation expense was $24,886, $21,939 and $18,891 for the years ended September 30, 2018, 2017 and 2016, respectively.

Note 6 — Advances to suppliers

Movement of advances to suppliers is as follows:

	September 30, 2018	September 30, 2017

Beginning balance	$4,112,915	$3,716,616
Increased during the year	32,093,609	31,168,473
Less: utilized during the year	(30,209,196)	(30,780,733)
Exchange difference	(128,842)	8,559
Ending balance	$5,868,486	$4,112,915

Advances to suppliers represent prepayments made to ensure continuous high quality supply and favorable purchase prices for premium quality. These advances are closely and directly related to the acquisition of inventory used to fulfill sales orders. These advances are settled upon suppliers delivering dried mushrooms to the Company when the transfer of ownership of the products occurs.

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er. Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to be made to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market.

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders, and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand and crop condition etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

The Company advances certain initial payments based on its estimated purchase plan from these two suppliers and additional advances based on individual purchase orders placed. The Company pays advances for no other reason than to secure an adequate supply of dried mushrooms to meet its sales demands. The Company’s purchase orders require that the advances shall be refunded by suppliers if they fail to produce any dried mushrooms or fail to deliver supplies to the Company timely.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Advances to suppliers (Continued)

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to JLT and QNMI, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would get a refund of the advances through JLT/QNMI. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

As of September 30, 2018, total advances made to these two suppliers amounted to $5,594,423, 85% of which have been utilized as of January 10, 2019. The Company continuously makes advances to its suppliers on a rolling basis, which typically represent 30% of the total amount of each purchase order. The Company may maintain its outstanding advance payments at a relatively high level going forward because the Company anticipates continuous large orders from its largest customer, China Forestry Group Corporation.

Note 7 — Short-term bank loans

Short-term bank loans consist of the following:

	September 30, 2018	September 30, 2017
Bank of China (Lishui Branch) (1)	$-	$300,530
Bank of China (Lishui Branch) (2)	-	1,352,387
Bank of China (Lishui Branch) (3)	1,455,580	-
Total	$1,455,580	$1,652,917

(1)	On August 25, 2017, Forest Food, a subsidiary of the Company, entered into a loan agreement with the Bank of China (Lishui Branch) to borrow RMB 2 million (equivalent of $300,530) as working capital for eleven months, with a due date on July 16, 2018 at an annual effective interest rate of 5.89%. The loan was secured by the real property and land use right owned by Forasen Group Co., a related party. The loan was also guaranteed by Zhejiang Lishui Xinyite Automation Technology Co., Ltd., Lishui Kaige Bearing Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, three unrelated parties, as well as two principal officers of the Company. The loan was repaid upon maturity.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Short-term bank loans (Continued)

(2)	On July 21, 2017, Forest Food, a subsidiary of the Company, entered into a loan agreement with the Bank of China (Lishui Branch) to borrow RMB 9 million (equivalent of $1,352,387) as working capital for one year, with a due date on July 21, 2018 at an annual effective interest rate of 5.89%. The loan was secured by the real property and land use right owned by Forasen Group Co., a related party. The loan was also guaranteed by Zhejiang Lishui Xinyite Automation Technology Co., Ltd., Lishui Kaige Bearing Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, three unrelated parties, as well as two principal officers of the Company. The loan was repaid upon maturity.

(3)	On July 11, 2018, Forest Food, a subsidiary of the Company, entered into a loan agreement with the Bank of China (Lishui Branch) to borrow RMB 10 million (equivalent of $1,455,580) as working capital for six months, with a due date on January 10, 2019 at an annual effective interest rate of 6.09%. The loan is secured by the real property and land use right owned by Forasen Group Co., a related party. The loan is also guaranteed by Zhejiang Lishui Xinyite Automation Technology Co., Ltd., Lishui Kaige Bearing Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, three unrelated parties, as well as two principal officers of the Company.

Note 8 — Long-term bank loan

On July 4, 2017, the Company entered into a loan agreement with Jianxin Bank of Lishui to borrow RMB 4.4 million (equivalent of $640,455) for working capital needs. The loan matures on May 15, 2019 with an annual effective interest rate of 9.6%. The principle is due in full on the maturity date. The loan is guaranteed by Lishui Jiuanju Trade Co., Ltd., and Wangfeng Yan, two unrelated parties, as well as two principal officers of the Company. The Company plans to extend the borrowing and renew this loan upon its maturity.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Forasen Group Co., Ltd. (‘‘Forasen Group’’)	Owned by the Chairman of Board of Directors	Provides guarantee for the Company’s bank loans; purchases from the Company; leases factory building to the Company
FarmNet Limited	Parent company of FMI	Provides working capital loan
Yefang Zhang	Chief Executive Officer (‘‘CEO’’)	Provides working capital loan; provides guarantee for the Company’s bank loans
Zhengyu Wang	Chairman of Board of Directors	provides guarantee for the Company’s bank loans

Due to related parties consisted of the following:

	September 30, 2018	September 30, 2017
Yefang Zhang	$-	$415,381
FarmNet Limited	122,800	-
Total	$122,800	$415,381

Sales to related party

The Company periodically sells merchandise to its affiliates during the ordinary course of business. Forasen Group was the seventh largest customer, the fourth largest customer and the second largest customer of the Company for the years ended September 30, 2018, 2017 and 2016, respectively. For the years ended September 30, 2018, 2017 and 2016, the Company recorded sales to Forasen Group of $155,418, $799,142 and $1,012,789, respectively. Sales to Forasen Group accounted for 1%, 3% and 5% of the total sales for the years ended September 30, 2018, 2017 and 2016, respectively.

Operating lease from related party

In October 2009, the Company entered into a lease agreement with Forasen Group for leasing the factory building. The lease term is 10 years with monthly rent of RMB 22,400 (equivalent of $3,427).

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term and long-term bank loans (see Note 7 and Note 8).

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Stockholder’s Equity

Capital contribution

On January 22, 2016, the Board of Directors of the Company entered into a resolution to increase the registered capital of Forest Food from RMB 5,000,000 ($603,500) to RMB 17,600,000 ($2,124,320).

On February 29, 2016, the Board of Directors of the Company approved a new investment from National Trust Co., Ltd. (the “Investor”), pursuant to which, the Investor agreed to invest RMB 5,999,784 ($915,414) into the Company, of which RMB 704,200 ($107,461) was counted toward the registered capital. After these equity changes, National Trust Co., Ltd. owned a minority interest of 3.85% in Forest Food.

On February 21, 2018, the Company announced the closing of its IPO of 1,680,000 ordinary shares at a price to the public of $4.00 per share for a total of $6,720,000 in gross proceeds.

On February 23, 2018, the Company announced that ViewTrade Securities, Inc., who acted as the sole underwriter and book-runner of the Company’s IPO, exercised the full over-allotment option to purchase an additional 252,000 ordinary shares at the IPO price of $4.00 per share for a total of gross proceeds of approximately $1,008,000 from the exercise of this over-allotment option.

Noncontrolling interest

The Company’s noncontrolling interest consists of the following:

	September 30, 2018	September 30, 2017

Original paid-in capital	$107,461	$107,461
Additional paid-in capital	807,953	807,953
Foreign currency translation loss attributed to noncontrolling interest	(42,240)	(13,802)
Net gain (loss) attributed to noncontrolling interest	2,198	(5,036)
Total noncontrolling interest	$875,372	$896,576

Statutory Reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2018 and 2017, the balance of the required statutory reserves were $229,512 and $229,512, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Taxes

Corporation Income Tax (‘‘CIT’’)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

FMI is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Farmmi International is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

Forest Food, Farmmi Food, FLS Mushroom, Suyuan Agriculture, Nongyuan Network, Farmmi Enterprise and Farmmi Technology are registered in PRC and are all subject to corporate income tax at a statutory rate of 25% on net income reported after certain tax adjustments. Forest Food, Farmmi Food, FLS Mushroom and Nongyuan Network are entities with primary operating activities. Suyuan Agriculture, Farmmi Enterprise and Farmmi Technology are holding companies with no activities.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. In April 2016 and January 2018, FLS Mushroom and Forest Food received a temporary income tax break from the local tax authority of Lishui City, respectively. Net income of $3.88 million, $3.50 million and $1.2 million was exempt from income tax for the years ended September 30, 2018, 2017 and 2016, respectively. The estimated tax savings as the result of the tax break for the years ended September 30, 2018, 2017 and 2016 amounted to $970,796, $869,890 and $301,871, respectively. Per share effect of the tax exemption were $0.09, $0.09 and $0.03 for the years ended September 30, 2018, 2017 and 2016, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended September 30, 2018, 2017 and 2016:

	For the years ended September 30,
	2018	2017	2016

Statutory PRC income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemption on certain income	(25.04)%	(23.99)%	(20.33)%
Permanent difference	-	0.01%	0.05%
Changes of deferred tax assets valuation allowances	0.27%	(0.86)%	5.72%
Non-PRC entities not subject to PRC income tax	0.05%	0.02%	-
Total	0.28%	0.18%	10.44%

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Taxes (Continued)

Corporation Income Tax (‘‘CIT’’) (Continued)

The provision for income tax consists of the following:

	For the years ended September 30,
	2018	2017	2016

Current	$9,063	$5,793	$31,119
Deferred	-	-	238,248
Total	$9,063	$5,793	$269,367

Components of deferred tax assets are as follows:

	September 30, 2018	September 30, 2017

Net operating loss carryforwards	$150,620	$160,016
Valuation allowance	(150,620)	(160,016)
Total	$-	$-

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Forest Food had a cumulative net operating loss of approximately $602,000 and $622,000, respectively, as of September 30, 2018 and 2017, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a full valuation allowance of $150,620 was recorded against the gross deferred tax asset balance at September 30, 2018. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that Forest Food will not generate sufficient future taxable income to utilize the net operating loss.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Concentration of major customers and suppliers

For the years ended September 30, 2018, 2017 and 2016, one major customer accounted for approximately 68%, 76% and 80% of the Company’s total sales, respectively. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2018, one major customer accounted for approximately 96% of the Company’s accounts receivable balance. As of September 30, 2017, two major customers accounted for approximately 67% and 29% of the Company’s accounts receivable balance, respectively.

For the year ended September 30, 2018, two major suppliers accounted for approximately 54% and 27% of the total purchases, respectively. For the year ended September 30, 2017, two major suppliers accounted for approximately 60% and 20% of the total purchases, respectively. For the year ended September 30, 2016, two major suppliers accounted for approximately 57% and 30% of the total purchases, respectively. A loss of either of these suppliers could have a negative effect on the operations of the Company.

As of September 30, 2018, two major suppliers accounted for approximately 54% and 42% of the Company’s advances to suppliers balance. As of September 30, 2017, two major suppliers accounted for approximately 62% and 37% of the Company’s advances to suppliers balance, respectively.

Note 13 — Commitment and contingency

Operating lease commitments

The Company leases one main office space through May 9, 2020, and one factory building through October 2019. Rental expense charged to operations under operating leases in the years ended September 30, 2018, 2017 and 2016 amounted to $77,255, $31,773 and $8,232, respectively.

Future minimum lease obligations for operating leases with initial terms in excess of one year at September 30, 2018 are as follows:

Twelve months ending September 30:
2019	$92,639
2020	35,358
Total	$127,997

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: Shiitake Mushroom, Mu Er Mushroom and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes; sells to the same or similar type of customers and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trend. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

For other agricultural products, the Company did not generate any revenue until January 2017 and the revenue generated since January 2017 was insignificant so it has not been included in the segment reporting analysis.

The following table presents revenue by major product categories (from third parties and related parties) for the years ended September 30, 2018, 2017 and 2016, respectively:

	For the years ended September 30,
	2018	2017	2016

Shiitake	$16,753,076	$16,249,672	$14,658,325
Mu Er	12,190,340	9,239,920	6,015,519
Other edible fungi and other agricultural products	875,672	1,176,009	41,386
Total	$29,819,088	$26,665,601	$20,715,230

All of the Company’s long-lived assets are located in PRC. Majority of the Company’s products are sold in China. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the years ended September 30,
	2018	2017	2016

Revenue from China	$27,146,942	$24,121,216	$17,983,566
Revenue from foreign countries	2,672,146	2,544,385	2,731,664
Total Revenue	$29,819,088	$26,665,601	$20,715,230

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Subsequent event

On November 1, 2018, the Company completed a $7.5 million private placement with one institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018, the securities sold by the Company in the private placement consisted of (a) senior convertible note with an aggregate principal amount of $7,500,000 (the “Note”) which are initially convertible into an aggregate of 1,198,084 of the Company’s ordinary shares (“Ordinary Shares”) at the rate of $6.26 per share and (b) warrants to purchase an aggregate of 800,000 Ordinary Shares at an exercise price of $6.53 per share (the “Investor Warrants”). The Note matures in seventeen months and carries an interest rate of 10% per year. In addition, the Company issued warrants to purchase 10% of the shares placed under the Note (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Investor and Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

After payment of expenses, the Company received approximately $6.8 million in net proceeds from the private placement. The Company intends to use the net proceeds from this offering for working capital and other general corporate purposes.

