Form 20-F
period 2019-09-30
Farmmi, Inc.
filed 2019-12-31
CIK 1701261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended September 30, 2019

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

Jun Zhou, Chief Financial Officer
+86-057-1875555801
zhj@farmmi.com
No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.001 par value per share	FAMI	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,589,857  Ordinary Shares, excluding shares underlying outstanding convertible notes and warrants.

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

Item 3. Key Information

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for the fiscal years ended September 30, 2019, 2018 and 2017. This information is derived from our consolidated financial statements included elsewhere in this report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Operating and Financial Review and Prospects” included elsewhere in this report.

(All amounts in U.S. dollars)

Statement of operations data:

	For the years ended September 30,
	2019	2018	2017	2016
Revenues	$30,841,875	$29,819,088	$26,665,601	$20,715,230
Gross profit	$5,422,124	$5,067,615	$4,524,722	$3,343,814
Operating expenses	$2,386,511	$1,989,687	$1,055,493	$474,361
Income from operations	$3,035,613	$3,077,928	$3,469,229	$2,869,453
Provision for Income taxes	$34,564	$9,063	$5,793	$269,367
Net income (loss)	$(311,004)	$3,229,266	$3,270,346	$2,310,090
Earnings (loss) per share, basic and diluted	$(0.03)	$0.29	$0.33	$0.23

Weighted average Ordinary Shares outstanding, basic and diluted	11,678,773	11,173,699	10,000,000	10,000,000

Balance sheet data:

	As of September 30,
	2019	2018	2017	2016
Current assets	$29,705,028	$21,339,634	$13,741,413	$13,053,584
Total assets	$30,482,631	$22,075,997	$13,843,929	$13,135,055
Current liabilities	$8,145,080	$2,221,900	$2,529,848	$5,847,672
Total liabilities	$8,145,080	$2,862,355	$3,191,015	$5,847,672
Total stockholders’ equity (net assets)	$21,498,503	$18,338,270	$9,756,338	$6,391,882

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

	For the years ended September 30,
	2019	2018	2017
Period Ended RMB exchange rate	$0.1401	$0.1456	$0.1503
Period Average RMB exchange rate	$0.1454	$0.1530	$0.1468

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018	6.8785	6.6199	6.9758	6.2637
2019 (through December 17, 2019)
June	6.8668	6.8979	6.931	6.8519
July	6.8843	6.8798	6.8936	6.8517
August	7.1567	7.0606	7.1654	6.8987
September	7.1484	7.1151	7.1791	7.0673
October	7.0401	7.0954	7.1475	7.0401
November	7.0316	7.0196	7.0384	7.9870
December (through December 17, 2019)	6.9946	7.0207	7.0554	6.9719

As of December 17, 2019, the exchange rate is RMB 6.9946 to $1.00.

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

Our key customers are principally China National Forest Products Corp. (“China Forest”) and China National Tree Seed Corporation (“China Tree Seed”), large state-owned enterprises under China Forestry Group Corporation. They are all unrelated parties. For the year ended September 30, 2019, sales to China Forest and China Tree Seed amounted in the aggregate to 64.30% and 7.07% of our total revenue, respectively. For the year ended September 30, 2018, sales to China Forest and China Tree Seed amounted in the aggregate to 67.72% and 9.42% of our total revenue, respectively. For the year ended September 30, 2017, sales to China Forest and China Tree Seed, amounted in the aggregate to 75.77% and 5.50% of our total revenue, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During each of the years ended September 30, 2019, 2018 and 2017, we had one customer, that accounted for 10% or more of our revenues.

Customer Name	Year Ended September 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2017
China Forest	64.30%	67.72%	75.77%

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We buy our supplies from a relatively limited number of suppliers.

During the year ended September 30, 2019, our largest supplier accounted for approximately 50.08% of our total purchases. During the year ended September 30, 2018, our largest supplier accounted for approximately 54.03% of our total purchases. During the year ended September 30, 2017, our largest supplier accounted for approximately 60.32% of our total purchases. During each of the years ended September 30, 2019, 2018 and 2017, we had two suppliers that accounted for 10% or more of our purchases.

Supplier Name	Year Ended September 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2017
Jingning Liannong Trading Co., Ltd.	50.08%	27.32%	60.32%
Qingyuan Nongbang Mushroom Industry Co., Ltd.	39.58%	54.03%	20.32%

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

We currently receive incentives and support from our local government. Further, China has policy support for the agricultural sector. Because we export approximately 7% of our products for sale outside China, we are subject to the risk that foreign governments will view such support, either now or in the future, as unfair trade practices. If this were to happen, our products could be subjected to tariffs or other taxes that cause such products to be more expensive and thus less attractive to potential purchasers.

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

We have devoted significant resources to our decision to develop and expand our e-commerce business. For example, we have built and developed our online store Farmmi Jicai targeting centralized procurement and our retail online store Farmmi Liangpin Market in China. While this decision may offer new opportunities to our company, it also is a new venture and has only recently begun to operate. As a result, we have no guarantee that we will be successful in this new expansion. If we do not manage our expansion effectively, our business prospects could be impaired.

Our directors’ and executive officers’ other business activities may pose conflicts of time commitment and conflicts of interest.

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of time commitment. For example, our Chief Executive Officer and Chairwoman, Yefang Zhang, and her husband and one of our directors, Zhengyu Wang, collectively own all of Forasen Group. Zhengyu Wang is also the Chairman of Tantech Holdings Ltd (“Tantech”), another Nasdaq listed company, and Yefang Zhang is its director.

Ms. Zhang has historically devoted approximately 85% of her time to matters concerning Farmmi, approximately 5% of her time to matters for Tantech, and approximately 10% of her time to matters concerning Forasen Group. Mr. Wang has historically devoted approximately 15% of his time to matters concerning Farmmi, approximately 15% of his time to matters for Tantech, and approximately 70% of his time to matters concerning Forasen Group. As Ms. Zhang and Mr. Wang devote considerable time and effort to Tantech and Forasen Group, these sort of business activities could both distract them from focusing on Farmmi and pose a conflict of time commitment.

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

We have approximately $ 1,400,894 in outstanding bank loan as of September 30, 2019. The loan is held at Bank of China (Lishui Branch) and is secured by the real property and land use right owned by Forasen Group, and guaranteed by related parties, such as our CEO Ms. Yefang Zhang, our director Mr. Zhengyu Wang, and unrelated parties, including Zhejiang Lishui Xinyite Automation Technology Co., Ltd. (“Zhejiang Xinyite”) and Zhejiang Meifeng Tea Industry Co., Ltd. (“Zhejiang Meifeng”). While we believe we have adequate capital to repay this bank loan at present, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. In the year ended September 30, 2017, our operating cash flow was positive, but in the years ended September 30, 2018 and 2019, our operating cash flow was negative. In addition, our related parties including our major shareholders and affiliate companies, are willing to provide us financial support. However, it is possible for us to have negative cash flow in the future, and for our related parties to be unable to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

We have in the past guaranteed third parties’ debt; if we guarantee thrid parties' debt in the future, a failure by such parties to repay their debts may be enforced against our company.

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

While 2018 saw the Renminbi’s depreciation against the U.S. dollar, 2019 saw the Renminbi’s appreciation against the U.S. dollar. We do not sell any products in currencies other than Renminbi, but we are subject to exchange rate risk between U.S. dollar and Renminbi because we sell our products internationally through our export distributors who settle in U.S. dollar and may be affected by U.S. dollar exchange rate. Among our export sales in the year ended September 30, 2019, approximately 36.65% were sold to U.S., approximately 14.87% were sold to Canada, approximately 26.27% were sold to Japan, and approximately 22.21% were sold to other countries. Settlement currency is USD for export transactions no matter what the destination country is.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

While we conducted a private placement in November 2018, we may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

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

While we have purchased insurance to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. For example, not all of our subsidiaries have coverage of business interruption insurance. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

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

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIE or our right to receive their economic benefits, we would no longer be able to consolidate the VIE. Our VIE was engaged in the operation of our own e-commerce websites, which were established in August 2016. Our VIE had revenue of  $6,184,460, $3,369,258 and $2,081,084 in the year ended September 30, 2019, 2018 and 2017, respectively.

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

The Code for Cross-Border Electronic Commerce Commodity Operations and Services (T/CCPITCSC 009-2017) (hereinafter referred to as “Cross-Border Electronic Commerce Code”) and the Code for Mobile Electronic Commerce Commodity Operations and Services (T/CCPITCSC 009-2017) were formally implemented on March 1, 2018. In addition, the Electronic Commerce Law of the PRC was formally passed on August 31, 2018 and came into effect on January 1, 2019. These laws and regulations define and regulate e-commerce operations, e-commerce operators, e-commerce platform operators, e-commerce contracts, disputes and responsibilities, so as to regulate e-commerce activities. They are legally binding on our company’s electronic commerce platform Nongyuan Network and our online stores. As a result, our electronic commerce activities are subject to stricter legal constraints which cause potential legal risks.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Currently we have not established and maintained effective disclosure controls and procedures. In addition, there are material weaknesses in our internal control over financial reporting. Among other things, we lack sufficient personnel with the appropriate level of knowledge, experience and training in the application of U.S. GAAP standards in the preparation of the financial statements. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

Since our Ordinary Shares became listed on NASDAQ on February 2018, the trading price of our Ordinary Shares has ranged from US$ 0.83 to US$ 10.3234 per Ordinary Share, and the last reported trading price on December 22, 2019 was US$ 0.83 per Ordinary Share. The trading prices of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. For example, 9,300,000 shares are held by FarmNet Limited, an entity controlled by Ms. Yefang Zhang, our Chairwoman and Chief Executive Officer. They are “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act and permitted by relevant agreements.

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

Item 4. Information on the Company

A. History and Development of the Company

Farmmi, Inc. (“FMI”) is a Cayman Islands holding company incorporated on July 28, 2015. We conduct our operations in China principally through our foreign-owned PRC subsidiaries. FMI’s registered office is at the office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Its registered office’s telephone number is +1.345.745.5100. Farmmi, Inc.’s agent in the U.S. is Yunhao Chen, with the address of 3165 Windmill Ranch Rd, Weston, FL 33331.

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

Historical Timeline

•	November 1994: our Chairwoman and CEO Ms. Yefang Zhang and her husband Mr. Zhengyu Wang founded Lishui Jingning Huali Co., Ltd. in China to start edible fungi business by selling dried edible fungi.

•	May 2003: Forest Food was established in China.

•	December 2006: We passed ISO 22000 certification.

•	December 2008: We passed QS certification.

•	August 2010: We passed BRC certification.

•	March 2011: FLS Mushroom was established in China.

•	July 2015: Farmmi, Inc. was incorporated in the Cayman Islands.

•	August 2015: Farmmi International was incorporated in Hong Kong.

•	December 2015: Nongyuan Network was established in China.

•	December 2015: Suyuan Agriculture was established in China.

•	May 2016: Farmmi Enterprise was established in China.

•	July 2016: Farmmi Technology was established in China.

•	December 2016: Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) began operating.

•	February 2018: FMI completed its initial public offering and its Ordinary Shares commenced trading on Nasdaq under the symbol “FAMI.” We raised approximately $6 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

•	May 2018: Farmmi Food started operation in China.

•	August 2018: Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) was restructured as two online stores: Farmmi Jicai (www.farmmi88.com) targeting centralized procurement and Farmmi Liangpin Market (www.farmmi.com) targeting direct retail for consumption.

•	November 2018: FMI completed a $7.5 million private placement (the “Private Placement”) with an institutional investor. The securities sold by the Company in the Private Placement consisted of (a) senior convertible notes with an aggregate principal amount of $7,500,000 (the “Notes”) which are initially convertible into an aggregate of 1,198,084 of the Company’s Ordinary Shares at the rate of $6.26 per share and (b) warrants to purchase an aggregate of 800,000 Ordinary Shares at an exercise price of $6.53 per share (the “Investor Warrants”). We also issued warrants to purchase an aggregate of 119,808 Ordinary Shares for an exercise price of $7.183 per share to the placement agent (the “Placement Agent Warrants,” and together with the Investor Warrants, the “Warrants”).

•	December 2018: in connection with the Private Placement, FMI filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form F-1 (Registration No. 333-228677), which was amended by Pre-Effective Amendment No. 1 to Form F-1 filed with the SEC on February 4, 2019 (as amended, the “F-1 Registration Statement”). The F-1 Registration Statement was declared effective by the SEC on February 12, 2019.

•	March 2019: Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”) was established under the laws of the PRC. Nongyuan Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.

•	November 2019: in connection with the Private Placement, FMI filed a post-effective registration statement with SEC Amendment No. 1 to the F-1 Registration Statement on Form F-3 (the “Post Effective Amendment No. 1”). The Post Effective Amendment No. 1 was declared effective by the SEC on December 3, 2019.

B. Business Overview

General

We are a supplier of agricultural products. We currently focus on processing and selling edible fungi, mainly Shiitake and Mu Er mushrooms. According to Fortune Business Insights, Fortune Business Insights, the global mushroom market consumption was 12.74 million tons in 2018 and is projected to reach 20.84 million by 2026, exhibiting a CAGR of 6.41% in the forecast period. In addition to our edible fungi products, we also have begun to derive revenues from our trading activities, which primarily relate to purchases and sales of tea products.

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

We sell most of our products to domestic distributors in China, which then sell in China and internationally. We estimate approximately 93% of our products are sold in China and the remaining 7% are resold internationally, including USA, Japan, Canada, and other countries. In addition, we sell products online through our own e-commerce platforms, Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat). We are also testing a few offline retail stores in Hangzhou, Zhejiang.

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

Mushroom Dish Models Presented at Qingyuan Mushroom Museum, Lishui City, Zhejiang Province, China

The global mushroom market consumption was 12.74 million tons in 2018 and is projected to reach 20.84 million by 2026, exhibiting a CAGR of 6.41% in the forecast period.

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

Although our online sales only accounted for about 20.05%, 11.32% and 7.84% of our total sales in the fiscal years 2019, 2018 and 2017, respectively, we plan to continue investing in, and developing our e-commerce system because of e-commerce’s big business potential. From June 2012 to June 2016, the number of Chinese netizens increased 32%, from 537,600,000 to 709,580,000. From December 2015 to June 2016, Chinese users of internet shopping increased 8.3%, from 413,250,000 to 447,720,000. From 2011 to 2015, Chinese e-commerce industry market scale increased 135%, from RMB 6.3 trillion to RMB 14.8 trillion.

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

Other agricultural products

Historically, we only sold green tea products in this category on our online store farmmi88.com/farmmi.com, and have stopped selling them in and since the six months ended March 31, 2018. In August 2018, we restructured farmmi88.com/farmmi.com to two different online stores: Farmmi Jicai (farmmi88.com) and Farmmi Liangpin Market (previously farmmi.com; currently mobile application and mini program on WeChat). Now we have over 400 kinds of products in Farmmi Liangpin Market  and are in the process of adding new products. This category of products helps diversify our product categories and help lead us into expanding our online platform of healthy products.

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

Previously, we purchased all raw materials directly from various family farms. In March 2016, some of the family farms we cooperated with established JLT and QNMI as co-operatives to represent local family farms. On April 1, 2016, we entered into a three-year framework purchase agreement with each of JLT and QNMI. Since then, we switched to JLT and QNMI for the majority of our purchases from individual family farms. Therefore, since the year ended September 30, 2016, JLT and QNMI, have been our major suppliers. For the year ended September 30, 2019, JLT and QNMI contributed 39.58 % and 50.08% of our supplies, respectively. For the year ended September 30, 2018, JLT and QNMI contributed 27% and 54% of our supplies, respectively. For the year ended September 30, 2017, JLT and QNMI contributed 60% and 20% of our supplies, respectively. The allocation of our total purchases vary from time to time between these two major suppliers depend upon the specific needs of our clients at certain point of time. JLT is located in Jingning County and QNMI is located in Qingyuan County. These two counties, are famous for growing different kinds of edible fungi due to their unique geographic characteristics. As such, we order different types of mushrooms from these two companies. For instance, when we need flower Shiitake, we order it from JLT since Jingning County is famous for growing flower Shiitake. When we need Dengwai Shiitake, we order it from QNMI since Qingyuan County is famous for growing Dengwai Shiitake. Therefore, their respective supplies to us vary from time to time. As the quantity of different kinds of edible fungi ordered by our clients vary, the quantitative allocation of supplies among JLT, QNMI and other family farms changes.

In addition, we cooperate with 37 family farms which may provide dried edible fungi directly to us. We have a few employees who provide technology support to the family farms. These family farms are located in Zhejiang Province, Henan Province, Hubei Province, Jiangxi Province, Fujian Province and Jilin Province.

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

Quality Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period

China Quality Certification Centre	Food Safety Management System Certificate	Forest Food	GB/T 27341-2009/GB 14881-2013	Processing of dried Shiitake and dried Mu Er	2018.10.15 to 2021.10.25

Intertek Certification Ltd	BRC Certificate of Registration	Forest Food	BRC Global Standard for Food Safety	Processing of dried cultivated edible fungi products by sorting, drying and packing in plastic bags	2019.9.27 to 2020.10.04

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

Most of our products are sold in China. The chart below is a breakdown of total revenues by geographic market for the years ended September 2019, 2018 and 2017, respectively.

	Year ended September 30, 2019	Year ended September 30, 2018	Year ended September 30, 2017
International Markets	6.83%	8.96%	9.54%
Domestic Markets	93.17%	91.04%	90.46%
Total	100%	100%	100%

International Markets and Customers

The majority of our export items are dried Shiitake and dried Mu Er. They are sold to international markets through a related party, Forasen Group (until March 2018), and unaffiliated trading companies in China. Currently we export dried edible fungi including dried Shiitake and dried Mu Er. In the fiscal year 2019, approximately 77.79% of our export revenues are from Japan, the United States and Canada with approximately 36.65% from U.S., approximately 14.87% from Canada, and approximately 26.27% from Japan. Approximately 22.21% of our export revenues are from other countries.

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

A few examples of our OEM products are below:

Through domestic trading companies, we have supplied our products to Rhee Bros. Inc. for nineteen years to support them in their sales of edible fungi products, primarily to Asian supermarkets in the United States.

Through domestic trading companies, we have supplied products to Loblaws supermarkets for eighteen years. By obtaining a BRC certification, which certifies we meet the leading food safety standard associated with UK retailing, we established systems to ensure we can provide edible fungi products that satisfy these high standards.

Our cooperation with Maruhan began fourteen years ago. Maruhan’s wholesale offerings to supermarkets in Japan carry strict product quality and safety requirements, and we are pleased to continually satisfy their expectations.

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

Domestic Markets and Customers

Products from all four categories of our products are sold in China. Our domestic sales depend heavily on our major clients, China Forest and China Tree Seed. These two companies collectively attribute to 71.34%, 77.14% and 81.27% of our total sales for the years ended September 30, 2019, 2018 and 2017, respectively. Our largest customers, China Forest and China Tree Seed, have both been customers for five years, and we strive to continue exceeding their expectations to nurture this relationship in the future.

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

We also sell our mushroom products to restaurants and cafeterias. In addition, we provide our mushroom products to local specialty stores from time to time, such as Lishui Department Store and Zhejiang Liujianyuan Local Specialty Store. Since August 2019, we began testing a few brick and mortar stores using our Farmmi Baba brand in Hangzhou. In August 2019, we have also launched the Farmmi Baba Yipinlv Organic Farm Project with a third party. The farm covers more than 18 acres and is located in Tongxiang City of Zhejiang Province. The farm focuses on enabling domestic and foreign consumers to better experience and enjoy high quality agricultural products. In addition to consumption, the farm will serve as a base for the popular immersive entertainment experience called "Agritainment" or farm-based tourism.

We also have online sales in China. In the fiscal years 2019, 2018 and 2017 online sales accounted for about 20.05%, 11.32% and 7.84% of our total sales, respectively. We have expanded our products sold to include non-fungi agricultural products, such as crabs and oranges. They are sold through our online store Farmmi Liangpin Market. For details of our online distribution channels, see “Item 4. Information on the Company — B. Business Overview — E-Commerce of Agricultural Products.”

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

In August 2018, we restructured Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) to two online stores: Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (www.farmmi.com). Farmmi Jicai (www.farmmi88.com) keeps all the members of the original Farmmi Liangpin Market and only sells our edible fungi products under Forasen brand and Farmmi Liangpin brand. Farmmi Liangpin Market (previously www.farmmi88.com; currently mobile application and mini program on WeChat) is a new online store. It sells our edible fungi products under Farmmi Liangpin brand and Puyangtang brand, as well as other agricultural products we purchase from third party manufacturers. In connection to the reconstruction, we closed our stores at JD.com and Tmall.com in March 2018 and June 2018, respectively. We also closed our Taobao store in 2019.

In May 2019, we tested Farmmi Baba, a new e-commerce platform operated as a mini program on WeChat, to provide bulk orders of vegetables. Due to inactive business, we have paused its operation.

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

Currently we operate two major online stores as below:

	Online Store	Way of Operation	Owner	Products Sold	Established on	Targeted Customers
1.	Farmmi Jicai (www.farmmi88.com )	Use our own website as the platform to sell the products	Hangzhou Nongyuan Network Technology Co., Ltd.	Edible fungi products produced by us (brands: “Farmmi” and “Forasen”)	August 2016	Centralized Procurement

2.	Farmmi Liangpin Market (wechat online mall; mobile application)	Use our own website as the platform to sell the products	Hangzhou Nongyuan Network Technology Co., Ltd.	Edible fungi products produced by us (brands: “Farmmi” and “Puyangtang”) and by third-party manufacturers and other agricultural products	August 2018	Retail

Our online sales have been generated by (1) the centralized procurement personnel who buy bulk edible fungi products on behalf of restaurants and cafeterias and (2) direct retail to individual consumers. Most of our offline sales are wholesale and a small percentage is the sales to the centralized procurement personnel who buy bulk edible fungi products on behalf of restaurants and cafeterias. We have also established a few offline retail stores in Hangzhou, Zhejiang. The percentages of our online sales and our offline sales are as below:

	Year Ended September 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2017
Online Sales	20.05%	11.32%	7.84%
Offline Sales	79.95%	88.68%	92.16%

1. Farmmi Jicai (www.farmmi88.com)

We launched Farmmi Liangpin Market (farmmi88.com/farmmi.com), the predecessor of Farmmi Jicai, in March 2016, and it started generating sales in December 2016. Since the restructuring in August 2018, Farmmi Jicai keeps all the members of the old Farmmi Liangpin Market. Currently it has over 40,000 registered members, among whom over 7,500 members have ordered products. A majority of the members of this online store is our long-time clients, including restaurants and cafeterias, who buy and cook edible fungi for their customers. These restaurants and cafeterias have been purchasing bulk edible fungi from us before the old Farmmi Liangpin Market started operation. After we launched the old Farmmi Liangpin Market, we encouraged them to purchase our edible fungi at farmmi88.com/farmmi.com to facilitate the procurement process. The rest members are individual consumers.

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

2. Farmmi Liangpin Market (previously www.farmmi88.com; currently mobile application and mini program on WeChat)

We began to operate this new Farmmi Liangpin Market since August 2018 when we reconstructed Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) to two online stores: Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (www.farmmi.com). We identify Farmmi Liangpin Market as a platform of pesticide-free, organic and green agricultural products.

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

The customers can use one of the following channels to access Farmmi Liangpin Market:

1) Mini Program on WeChat: WeChat is a China-based instant messenger application. The Farmmi Liangpin Market Mini Program can be accessed by searching the “Farmmi Liangpin Market” words in Chinese (农米良品) in the search bar.

2) Mobile application: through www.farmmi.com, people can download the mobile application in IOS or Android.

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

Our business development employees provide technology support to the family farms in need, improve the technology used in our production, and help with the maintenance of our online stores. Over the past three fiscal years, we spent, in aggregate, RMB 4,200 for intellectual property and RMB 2,786,332.74 on software and website development, technical service and product design.

In July 2019, we appointed Eitan Neubauer as a senior technology consultant. Mr. Neubauer serves as the CEO of the Israel-based Neubauer Agro-Business & Projects Company. He previously held the position of Counselor of Agriculture, Science and International Cooperation of the Israeli Embassy in China, and has considerable experience in trade management and agricultural technology.

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

Capital Expenditures and Divestitures

We had capital expenditures of approximately $ 0.1 million, $ 0.1 million and $ 0.05 million for the years ended September 30, 2019, 2018 and 2017, respectively for equipment and plant renovation and development.

Since the beginning of the fiscal year ended September 30, 2019 to the date of this report, our principal capital expenditures were approximately $0.085 million, focusing on plant renovation.

Our principal capital expenditures in progress are in Lishui . The method of financing is bank loans.

We do not have any principal capital divestitures since the beginning of the last three fiscal years to the date of this report or any principal capital divestitures in progress.

Governmental Support

Our local government has been supporting our development in different ways, including providing subsidies. The following chart is a summary of selected projects.

Year	Governmental Agency	Project	Subsidy Amount (RMB)
2014	Liandu District, Lishui City	Support the development of local economy and facilitate financing of enterprises	20,000

2014	Liandu District, Lishui City	Special fund of stable increase of foreign trade	25,000

2014	Liandu District, Lishui City	Attend Japan Food Fair	23,500

2015	Liandu District, Lishui City	Attend Japan Food Fair	27,000

2015	Liandu District, Lishui City	Attend French Food Fair	41,000

2015	Liandu District, Lishui City	Attend ANUGA	29,000

2015	Liandu District, Lishui City	Attend ANUGA	84,000

2017	Liandu District, Lishui City	SC (food production certificate) Authentication	20,000

2018	Liandu District, Lishui City	IPO Reward	2,026,980

2019	Liandu District, Lishui City	Support the development of local economy and facilitate financing of enterprises	20,000

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

Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”)

We set up Farmmi E-Commerce with the plan to use it to operate Farmmi Liangpin Market in the future. As an E-commerce company in Lishui, it enjoys beneficial tax policies. It was established on March 22, 2019 under the laws of the PRC with initial registered capital of RMB 5 million. The operating period on Farmmi E-Commerce’s business license is from March 22, 2019 and there is no expiration date. The business scope of Farmmi E-Commerce covers technology development, technology service, technology consultancy and transfer of achievements: network technology, computer soft/hardware and electronic products; online sales; retail or wholesale of edible agricultural products (other than food and medicines), pre-packaged food and bulk food.

Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.

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

Lessee	Property	Land/Building Use Term	Space (m2)		Ground Floor Area (m2)	Productive Capacity (ton)		Extent of Utilization	Products Processed
Forest Food and Farmmi Technology	No. 307, Tianning Industrial Area, Lishui City, Zhejiang Province	2019.10.20 – 2029.10.19	2,253.90	(1)	2,831.89	675		90%	Shiitake, Mu Er, other edible fungi
Forest Food, FLS Mushroom and Farmmi Food	Fl 1, 888 Tianning Street, Lishui City, Zhejiang Province	2019.10.20 – 2029.10.19	936.84	(2)	16,701.5	1,000		90%	Shiitake, Mu Er, other edible fungi
	Fl-1, 888 Tianning Street, Lishui City, Zhejiang Province		1,873.68		16,701.5	N/A	(3)	70%	N/A
Nongyuan Network	RM A-903, 459 Qianmo Rd, Binjiang District, Hangzhou City, Zhejiang Province	2017.5.10 – 2020.5.9	375.25	(4)		N/A		90%	N/A

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

Special Note Regarding Forward-looking Statements

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Business Overview

Farmmi, Inc. (“FMI” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. Acting through its subsidiaries, the Company is engaged in processing and distributing dried edible mushrooms, mainly Shiitake and Mu Er mushrooms, and trading other agricultural products such as rice and edible oil.

FMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, who in turn owns 100% equity interest of Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”), a company incorporated in the People’s Republic of China (“PRC” or “China”), through Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), two wholly foreign-owned entities (“WFOE”) formed by Farmmi International under the laws of China. Farmmi Enterprise and Farmmi Technology each owns 50% of Suyuan Agriculture. Suyuan Agriculture owns 96.15% equity interest of Zhejiang Forest Food Co., Ltd. (“Forest Food”) and 100% equity interest of Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”). Except for Forest Food and FLS Mushroom who are the main operating entities located in China, all other entities are holding companies without any material activities.

On September 18, 2016, Suyuan Agriculture also entered into a series of contractual agreements with Zhengyu Wang, the owner of Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) and Nongyuan Network. Nongyuan Network is a company incorporated on December 8, 2015 that focuses on the development of network marketing and provides a network platform for sales of agriculture products. These agreements include Exclusive Management Consulting and Technology Service Agreement, Proxy Agreement, Equity Pledge Agreement and Executive Call Option Agreement. Pursuant to these agreements, Suyuan Agriculture has the exclusive rights to provide to Nongyuan Network consulting services related to business operation and management. All the above contractual agreements obligate Suyuan Agriculture to absorb all of the loss from Nongyuan Network’s activities and entitle Suyuan Agriculture to receive all of its residual returns. In essence, Suyuan Agriculture has gained effective control over Nongyuan Network. Therefore, the Company believes that Nongyuan Network should be considered as Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Accordingly, the accounts of this entity are consolidated with those of Suyuan Agriculture.

Since FMI and its subsidiaries are effectively controlled by the same Controlling Shareholders, they are considered under common control. The consolidation of FMI and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On December 26, 2017, Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) was established under the laws of the PRC. Initially Farmmi Food was wholly owned by Farmmi Technology. In January 2018, the share ownership was transferred to Suyuan Agriculture. In May 2018, Farmmi Food received its food production permit and began operation.

On March 22, 2019, Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”) was established under the laws of the PRC. Nongyuan Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.

FMI, Farmmi international, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Forest Food, FLS Mushroom, Nongyuan Network, Farmmi Food, and Farmmi E-Commerce (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms and Mu Er mushrooms, which uses modern food processing technology to develop a series of safe, nutritious and healthy products. In order to provide green, organic, healthy forest food to global customers, the Company cooperates with family farms to promote standardized cultivation and production so it can ensure high quality of edible fungi raw materials. The Company has also established industrial production workshop and fully implemented the Hazard Analysis Critical Control Point (“HACCP”) international food safety and health management system. We have also obtained BRC certification issued by Intertek Certification Ltd to certify we meet the BRC Global Standard for Food Safety, and Food Safety Management System Certificate issued by China Quality Certification Centre to certify we meet the GB/T 22000-2006/ISO 22000:2005 standard.

We currently produce and/or sell the following categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. We do not grow fungi, but purchase dried edible fungi from third party suppliers, mainly from family farms, and two co-operatives representing family farms, Jingning Liannong Trading Co. Ltd. (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd. (“QNMI”), with whom we have worked with for many years. JLT and QNMI are two companies in Lishui area where our facilities are located. They are co-operatives representing family farms which plant and provide edible fungi. JLT and QNMI themselves do not have any facility and do not process any fungi. They are established to share resources such as procurement information and to enjoy the advantage of economy of scale. After we select and filter the dried edible fungi for specific size and better quality, we may further dehydrate them again, as deemed necessary, to ensure the uniform level of dryness of our products. We then package the fungi products for sale. The only products we process and package are edible fungi, which are processed and packaged at our own processing facilities. For other agricultural products, such as rice and edible oil, we purchase them from third-party suppliers, and sell these products at our online store Farmmi Liangpin Market (the consumers can download the mobile application from www.farmmi.com for shopping). Mainly through distributors, we offer gourmet dried mushrooms to domestic and overseas retail supermarkets, produce distributors and foodservice distributors and operators. We have become an enterprise with advanced processing equipment and business management experience, and we pride ourselves on consistently producing quality mushrooms and serving our customers with a high level of commitment.

Currently, we estimate that approximately 93% of our products are sold in China to domestic distributors and the remaining 7% are sold internationally, including USA, Japan, Canada and other countries, through distributors. In addition, in order to enhance our e-commerce marketing presence, we developed our own e-commerce websites www.farmmi.com and www.farmmi88.com. We are also testing a few offline stores in Hangzhou to expand our brand presence and grow revenue.

Our total revenues for the year ended September 30, 2019 increased by $1.02 million or 3.43%, compared to the same period in 2018. We expect our sales of edible fungi products will continue to grow in the coming years, as the consumption of fungi products in China has been rising significantly, and edible fungi has become one of the most important parts of planting industry. Meanwhile, although China has the most production of edible fungi, consumption of edible fungi per capita is significantly lower than other countries such as USA and Japan. Therefore, there is great potential for the sales of edible fungi in the Chinese market as well as the international market. We believe our sales will continue to grow in the future with our increased brand awareness, which will grow along with the demand for edible fungi products.

Growth Strategy

Increasing our market share — the premium quality of our products has been long recognized by our customers. Consumers’ increasing awareness of healthy dietary may lead to increased demand of our products. Our development plan mainly focuses on developing high-quality agricultural products market. Through our continued efforts of building the e-commerce platform, expansion to international market, and enhancing stable relationship with suppliers, we expect to expand our product lines and improve our brand awareness and customer loyalty, to meet the demands of market and customers, and improve our sales performance.

Expansion of our sources of supply, productivity and sales network — to meet the increasing demand, we emphasize cooperation with major suppliers as well as small family farms to ensure the quantity and quality of raw materials. While expanding supply resource, we also plan to increase our processing capability and upgrade production facilities to increase productivity. We have been actively participating in international trade exhibitions held in China and other countries, to expand our international sales network. We also intend to invest more in our online stores, continue to train our employees, upgrade information technology and supply chain system, with the goal of making an integrated sales network with an international approach.

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

Price Inelasticity of Raw Materials May Reduce Our Profit

As a processor of edible fungi, we rely on a continuous and stable supply of edible fungi raw materials to ensure our operation and expansion. The price of edible fungi may be inelastic when we wish to purchase supplies, resulting in an increase in raw material prices and thus reduce our profit. In addition, although we compete primarily the high-end market which puts more emphasize on the flavor, texture and quality of our products, we risk losing customers by increasing our selling prices.

Competition in Edible Fungi Industry

Although we have a lot of competitive advantages, such as premium product quality, stable and experienced factory employees, favorable production locations within proximity of significant mushroom planting bases and strong relationships with our significant suppliers, we face a series of challenges.

Our products face competition from a number of companies operating in the vicinity. One of our largest competitors has high sales volume, which enables this competitor to purchase and sell edible fungi at a relatively lower price. Another major competitor has much larger plants and warehouses than we have and its main product is Mu Er mushrooms with different sorts and qualities. Competition from these two major competitors may prevent us from increasing our revenue.

On the other hand, although we believe we distinguish our Company from competitors on the basis of product quality, the edible fungi industry is fragmented and subject to relatively low barriers of entry. Many of our competitors can provide products at relatively lower prices to increase their supplies which may affect our profit margins as we seek to compete with them.

At last, we have devoted significant resources to build and develop our online stores, Farmmi Jicai and Farmmi Liangpin Market. We plan to expand these two online stores. While this strategy may offer new opportunities to our Company, it is also a new venture and is impacted by many other factors. Farmmi Jicai and Farmmi Liangpin Market are still in the early stage, consumers are still getting to know about our online platforms, and we do not have rich experience in e-commerce operations. As a result, we have no guarantee that we will be successful in this new expansion. If we do not manage our expansion effectively, our business prospects could be impaired.

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

Trend Information

We have noted the existence of the following trends since October 2018, all of which are likely to affect our business to the extent they continue in the future:

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

As the table below illustrates, our sales volume of Shiitake mushroom for the year ended September 30, 2019 was approximately 1,420 tons. This number represents an increase of 121 tons compared with 1,299 tons sales volume in fiscal 2018. The increase in sales of Shiitake mushroom was primarily due to the increased sales orders we received on our online stores. Meanwhile, our sales volume of Mu Er for the year ended September 30, 2019 was approximately 945 tons. This number represents a slight decrease of 22 tons or 2%, compared with 967 tons sales volume in fiscal 2018. The sales volume of Mu Er is relatively stable which was due to the well stablished long-standing relationship with our customers. As China’s mushroom industry is moving from rapid expansion to a more mature stage, we expect the effect of industry growth on promoting our sales volume will decrease.

Period	Shiitake (tons)		Mu Er (tons)
Oct/18	93		69
Nov/18	122		74
Dec/18	158		13
Jan/19	95		139
Feb/19	36		13
Mar/19	161		111
Apr/19	133		78
May/19	120		98
Jun/19	122		93
Jul/19	142		62
Aug/19	138		75
Sep/19	100		120
Total sales volume for 2019	1,420		945
Average unit selling price per ton for 2019	US$	12,601	US$	12,338

Our aggregate employee salaries have been relatively stable.

During the period of October 2018 to November 2019, our monthly salary expense was as follows:

The decrease in monthly employee salaries in February and October 2019 was mainly due to the Chinese New Year and China National Day Holiday, when some employees took extended unpaid leaves during the holiday period. The increase in monthly employee salaries of March was mainly due to the increased over-time salaries as more sales orders received after the Chinese New Year Holiday, as well as new employees hired in March. Monthly salaries between March and September remained relatively stable with a slight decrease, fluctuating within roughly 5%. We expect salary expense to stay stable but with slight increase in the future, due to the inflation and expansion of our operations.

Raw material costs have been relatively stable.

With our deep understanding of the edible fungi market, constant market research, and communication with our suppliers, we have been able to obtain favorable price for premium quality raw materials. With increased sales orders we receive, we need to purchase additional raw materials to meet the new demand. We expect the raw material costs in fiscal year 2020 will be relatively stable, fluctuating between 5% and 6% comparing with fiscal year 2019.

During the period from October 2018 to November 2019, the average monthly unit price per ton for Shiitake and Mu Er we purchased were as follows:

We anticipate that for fiscal year 2020, the average unit price of Shiitake and Mu Er we purchase will be about $9,400 per ton and $9,500 per ton, respectively. The stable raw material costs contribute to our stable gross margin.

The agriculture industry in China will become increasingly reliant on Internet sales.

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

In addition, we have seen shifts of Chinese consumers to purchase products from brick and mortar stores to online platforms, including food products like ours. In response to this trend, we have been building our online store Farmmi Jicai. Farmmi Jicai mainly targets on small wholesale clients, such as restaurants and retailers. Since its launch in December 2016, our online sales have been increasing rapidly. In September 2018, we started another online store, Farmmi Liangpin Market, which mainly facing retail customers and started to generate revenue since October 2018. Besides selling edible fungi, this store also sells other agricultural products, such as rice, edible oil and other local specialty food products from different provinces of China.

During the year ended September 30, 2019, our online sales accounted for 20.05% of our total sales. For the year ended September 30, 2019, our aggregate online sales were $6,185,022, an increase of 83.3% compared with the same period in 2018, and the average monthly online sales were $515,419. The following chart shows our online sales for each month from October 2018 to September 2019:

The online sales during the year ended September 30, 2019 increased significantly as compared to the same period of last year. Monthly sales in October 2018 and February 2019 were lower mainly due to system maintenance for our online platform during the China National Day and Chinese New Year holiday. Monthly sales in December 2018 and January 2019 was higher mainly attributable to the increased orders we received, as our customers usually purchase more products in advance to prepare for the Chinese New Year. In addition, monthly sales reached to the peak in March 2019, due to the increased customer orders resulted from an online promotion campaign we carried out during that month. Our monthly online sales remained relatively stable from April onwards.

Increased sales to China Forest.

China Forest, one of the biggest edible fungi exporters in China, has been one of our major customers since 2016. Our sales to China Forest for fiscal year 2019 totaled $19,829,884, a slight decrease of 1.81% from $20,195,820 for the same period in 2018, mainly due to the depreciation of RMB against USD. The average translation rates for the years ended September 30, 2019 and 2018 were at 1 RMB to $0.1454 USD and at 1 RMB to $0.1530 USD, respectively, which represented a decrease of 4.96%. Despite the decreased sales, we received more sales orders from China Forest. Our total sales volume to China Forest for the year ended September 30, 2019 totaled 1,795 tons, an increase of 33 tons from 1,762 tons for the same period in 2018. Our sales volume of Shiitake mushroom to China Forest for the year ended September 30, 2019 totaled 1,021 tons, an increase of 4.48% from 977 tons for the same period in 2018. Our sales volume of Mu Er to China Forest for the year ended September 30, 2019 totaled 774 tons, a slight decrease of 1.50% from 785 tons for the same period in 2018.

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

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts and advances to suppliers; the valuation of inventories; the valuation of beneficial conversion feature of the convertible notes; and the valuation of deferred tax assets.

Revenue Recognition

On October 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”) using the modified retrospective method for contracts that were not completed as of October 1, 2018. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, and no adjustments to opening retained earnings were made as the Company’s revenue was recognized based on the amount of consideration expected to be received in exchange for satisfying the performance obligations.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

The contract assets and contract liabilities are recorded on the consolidated balance sheets as accounts receivable and advance from customers as of September 30, 2019 and 2018. For the years ended September 30, 2019, 2018 and 2017, there was no revenue recognized from performance obligations related to prior periods.

Refer to Note 16 — Segment reporting for details of revenue segregation of our Consolidated Financial Statements.

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

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main objective is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for public business entities that file financial statements with the SEC. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its financial statements and related disclosures. The Company has estimated that the adoption of this ASU will not have material impact on the results of the operations and cash flows, however, it may have a material impact on the consolidated balance sheets. As required by this ASU, the Company will record the right of use assets and operating lease liabilities on its consolidated balance sheets.

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

Results of Operations for the Years Ended September 30, 2019 and 2018

Overview

The following table summarizes our results of operations for the years ended September 30, 2019 and 2018:

	Years Ended September 30,		Variance
	2019	2018	Amount	%
Revenues	$30,841,875	$29,819,088	$1,022,787	3.43%
Cost of revenues	25,419,751	24,751,473	668,278	2.70%
Gross profit	5,422,124	5,067,615	354,509	7.00%
Selling and distribution expenses	589,381	547,532	41,849	7.64%
General and administrative expenses	1,797,130	1,442,155	354,975	24.61%
Income from operations	3,035,613	3,077,928	(42,315)	(1.37)%
Interest income	635	731	(96)	(13.13)%
Interest expense	(1,197,317)	(154,400)	(1,042,917)	675.46%
Amortization on debt issuance costs	(2,113,492)	-	(2,113,492)	100.00%
Other (expense) income, net	(1,879)	314,070	(315,949)	(100.60)%
(Loss) income before income taxes	(276,440)	3,238,329	(3,514,769)	(108.54)%
Provision for income taxes	34,564	9,063	25,501	281.37%
Net (loss) income	$(311,004)	$3,229,266	$(3,540,270)	(109.63)%

Revenue

Currently, we have three main types of revenue streams deriving from our three major product categories: Shiitake, Mu Er, and other edible fungi and other agricultural products.

The following table sets forth the breakdown of our revenues for the years ended September 30, 2019 and 2018, respectively:

	Years Ended September 30,				Variance
	2019	%	2018	%	Amount	%
Shiitake	$17,893,893	58.02%	$16,753,076	56.18%	$1,140,817	6.81%
Mu Er	11,659,409	37.80%	12,190,340	40.88%	(530,931)	(4.36)%
Other edible fungi and other agricultural products	1,288,573	4.18%	875,672	2.94%	412,901	47.15%
Total Amount	$30,841,875	100.00%	$29,819,088	100.00%	$1,022,787	3.43%

Total revenues for the year ended September 30, 2019 increased by $1,022,787, or 3.43%, to $30,841,875 from $29,819,088 for the same period of last year.

Revenue from sales of Shiitake increased by $1,140,817, or 6.81%, to $17,893,893 for the year ended September 30, 2019 from $16,753,076 for the same period of last year, mainly due to the increased sales volume of our Shiitake products, from 1,299 tons for the year ended September 30, 2018 to 1,420 tons for the year ended September 30, 2019. The increase was partially offset by the decreased unit sales price per ton of Shiitake for the year ended September 30, 2019. Average unit sales price of Shiitake for the year ended September 30, 2019 decreased slightly by 2.29% to $12,601 from $12,897 for the year ended September 30, 2018, which was mainly due to the depreciation of RMB against USD. The average translation rates for the years ended September 30, 2019 and 2018 were at 1 RMB to $0.1454 USD and at 1 RMB to $0.1530 USD, respectively, which represented a decrease of 4.96%.

Revenue from sales of Mu Er decreased by $530,931, or 4.36%, to $11,659,409 for the year ended September 30, 2019 from $12,190,340 for the same period of last year, due to the decreased sales volume of our Mu Er products. Sales volume of Mu Er decreased to 945 tons for the year ended September 30, 2019 from 967 tons for the same period of last year. The decrease was also due to the decreased unit sales price per ton of Mu Er for the year ended September 30, 2019. Average unit sales price of Mu Er for the year ended September 30, 2019 decreased slightly by 2.13% to $12,338 from $12,606 for the year ended September 30, 2018, which was due to the depreciation of RMB against USD. The average translation rates for the years ended September 30, 2019 and 2018 were at 1 RMB to $0.1454 USD and at 1 RMB to $0.1530 USD, respectively, which represented a decrease of 4.96%.

Revenue from sales of other edible fungi and other agricultural products increased by $412,901, or 47.15%, to $1,288,573 for the year ended September 30, 2019 from $875,672 for the same period of last year. The increase was primarily due to increased online sales of high-end edible fungi, which has higher unit sales prices. Average unit sales price of other edible fungi and other agricultural products for the year ended September 30, 2019 increased significantly by 108.17% to $31,429 from $15,098 for the year ended September 30, 2018. The increase in average unit sales price was due to the increased online sales of high-end edible fungi, which has higher unit sales prices.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended September 30, 2019 and 2018, respectively:

	Years Ended September 30,				Variance
	2019	%	2018	%	Amount	%
Shiitake	$14,753,381	58.04%	$13,956,215	56.38%	$797,166	5.71%
Mu Er	9,685,146	38.10%	10,132,366	40.94%	(447,220)	(4.41)%
Other edible fungi and other agricultural products	981,224	3.86%	662,892	2.68%	318,332	48.02%
Total Amount	$25,419,751	100.00%	$24,751,473	100.00%	$668,278	2.70%

Cost of revenues increased by $668,278, or 2.70%, to $25,419,751 for the year ended September 30, 2019 from $24,751,473 for the same period of last year.

Cost of revenues of Shiitake increased by $797,166 or 5.71%, to $14,753,381 for the year ended September 30, 2019 from $13,956,215 for the same period of last year. The average unit cost of Shiitake decreased by 3.30% in the year ended September 30, 2019 as compared to the same period last year, which was due to the depreciation of RMB against USD as mentioned above. Cost of revenues of Mu Er decreased by $447,220, or 4.41%, to $9,685,146 for the year ended September 30, 2019 from $10,132,366 for the same period of last year. The average unit cost of Mu Er decreased by 2.19% in the year ended September 30, 2019 as compared to the same period last year, which was also due to the depreciation of RMB against USD as mentioned above. Cost of revenues of other edible fungi and agricultural products increased by $318,332, or 48.02%, to $981,224 for the year ended September 30, 2019 from $662,892 for the same period of last year. The average unit cost of other edible fungi and other agricultural products increased by 109.40% in the year ended September 30, 2019 as compared to the same period last year. It was due to the increased online sales of high-end edible fungi, which have higher average unit costs. The increase was partially offset by the depreciation of RMB against USD as mentioned above. The percentage of the variance in costs was proportional to the percentage of the variance in sales due to the stable gross margin of our products.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended September 30, 2019 and 2018, respectively:

	Years Ended September 30,				Variance
	2019	%	2018	%	Amount	%
Shiitake	$3,140,512	57.92%	$2,796,861	55.19%	$343,651	12.29%
Mu Er	1,974,263	36.41%	2,057,974	40.61%	(83,711)	(4.07)%
Other edible fungi and other agricultural products	307,349	5.67%	212,780	4.20%	94,569	44.44%
Total Amount	$5,422,124	100.00%	$5,067,615	100.00%	$354,509	7.00%

Overall gross profit increased by $354,509, or 7.00%, to $5,422,124 for the year ended September 30, 2019 from $5,067,615 for the same period of the last year. Gross profit from sales of Shiitake increased by $343,651, or 12.29%, to $3,140,512 for the year ended September 30, 2019 from $2,796,861 for the same period of last year. Gross profit from sales of Mu Er decreased by $83,711, or 4.07%, to $1,974,263 for the year ended September 30, 2019 from $2,057,974 for the same period of last year. Gross profit from sales of other edible fungi and agricultural products increased by $94,569, or 44.44%, to $307,349 for the year ended September 30, 2019 from $212,780 for the same period of last year. The increased overall gross profit was led by increased sales for the year ended September 30, 2019, as compared to the prior period.

Overall gross margin increased by 0.59 percentage points to 17.58% for the year ended September 30, 2019 from 16.99% for the same period of last year. The increase in overall gross margin was primarily due to more revenue generated from the Company’s online shopping platforms. Sales made through the online shopping platforms have higher gross margin than traditional sales.

Selling and Distribution Expenses

Selling and distribution expenses increased by $41,849, or 7.64%, to $589,381 for the year ended September 30, 2019 from $547,532 for the same period of last year, primarily due to the increase in service fees, as more services were provided by third parties for our online platforms along with the increased online business activities during the year ended September 30, 2019, as compared to the same period of last year.

General and Administrative Expenses

General and administrative expenses increased by $354,975, or 24.61%, to $1,797,130 for the year ended September 30, 2019 from $1,442,155 for the same period of last year. The increase was primarily attributable to the increased payroll related expenses of $243,312, as we expanded our team to support the business growth. The increase was also due to the increase in D&O insurance expenses of $162,135.

Interest Expense

Interest expense was $1,197,317 for the year ended September 30, 2019, as compared to $154,400 for the same period of last year. The increase in interest expense was primarily attributable to the interest expense incurred for the senior convertible notes issued in November 2018.

Amortization on debt issuance costs

Amortization on debt issuance costs was $2,113,492 for the year ended September 30, 2019, as compared to $nil for the same period of last year. The increase in amortization on debt issuance costs was primarily attributable to the amortization of debt issuance costs for the senior convertible notes issued in November 2018.

Other (Expense) Income, Net

Other net expense was $1,879 for the year ended September 30, 2019, as compared to other net income of $314,070 for the same period of last year. During fiscal 2018, we received a grant awarded by the local government of Lishui City for successfully listing on the NASDAQ Capital Market in the United States, with an amount of RMB 2 million (equivalent of $306,016). No such grant was received in fiscal 2019.

Provision for Income Taxes

For the years ended September 30, 2019 and 2018, our income tax expense was $34,564 and $9,063, respectively. The low income tax expense was primarily due to an income tax incentive the Company received from the tax authority of Lishui City. Our subsidiaries, FLS Mushroom and Farmmi Food has received an income tax break from the local tax authority of Lishui City, for engaging in the agricultural products processing industry. Management expects that the Company will continue to enjoy the tax break going forward.

A total net income of $3.6 million and $3.9 million was exempt from income tax for the years ended September 30, 2019 and 2018, respectively. The aggregate amount of our tax holiday was approximately $0.90 million and $0.97 million for the years ended September 30, 2019 and 2018, respectively. From October 1, 2019 to December 31, 2019, we expect to enjoy the tax exemption for 95% of our taxable income. The summary is below:

	Exempted Net Income	Tax holiday
October 1, 2015 – September 30, 2016	RMB 7.8 million (approximately $1.2 million)	RMB 1.87 million (approximately $0.28 million)
October 1, 2016 – September 30, 2017	RMB 23.71 million (approximately $3.5 million)	RMB 5.9 million (approximately $0.87 million)
October 1, 2017 – September 30, 2018	RMB 25.38 million (approximately $3.9 million)	RMB 6.3 million (approximately $0.97 million)
October 1, 2018 – September 30, 2019	RMB 24.72 million (approximately $3.6 million)	RMB 6.2 million (approximately $0.90 million)
October 1, 2019 – December 31, 2019	95% of Taxable Income

Net (Loss) Income

As a result of the factors described above, our net loss was $311,004 for the year ended September 30, 2019, an decrease of  $3,540,270 from net income of $3,229,266 for the same period of fiscal year 2018. The primary reason for resulting in a net loss was because we incurred significant expenses totaling $3,310,809 for the year ended September 30, 2019, as compared to $154,400 for the same period of last year, due to the amortization of debt issuance costs and interest expenses associated with our convertible notes issued in November 2018.

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

In April 2016 and January 2018, FLS Mushroom and Forest Food received a temporary income tax break from the local tax authority of Lishui City. The income tax break for Forest Food was terminated on December 31, 2018, and Farmmi Food received an income tax break from the local tax authority of Lishui City from January 1, 2019 onwards. Management expects the Company will continue enjoying the preferential tax as companies that engage in processing and selling agricultural products are able to receive tax incentives from local tax authority based on regulations in China.

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

Net Income

As a result of the factors described above, our net income was $3,229,266 for the year ended September 30, 2018, a slight decrease of $41,080 from 3,270,346 for fiscal year 2017.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Further, although instruments governing the current debts incurred by our PRC subsidiaries do not have restrictions on their abilities to pay dividends or make other payments to us, the lender may impose such restriction in the future. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of earnings. Management believes that our current cash, cash flows provided by operating activities, and access to loans will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk.

As of September 30, 2019, we had cash on hand of only $135,125 as compared to $4,925,165 as of September 30, 2018, a significant decrease of $4,790,640 due to the advances made to our suppliers. Total current assets as of September 30, 2019 amounted to $29,705,028, an increase of $8,365,394 compared to $21,339,634 at September 30, 2018. The increase in total current assets was mainly due to the increase in accounts receivable and advances to suppliers. As of December 19, 2019, approximately $13,489,903, or 98% of our accounts receivable balance as of September 30, 2019 was collected, and approximately $6,066,248 or 44% of our advances to suppliers were utilized. We made these advances based on the sales orders we received and expect to receive in the future months, and the remaining balance of advances to suppliers is expected to be fully utilized by March 2020. Current liabilities amounted to $8,145,080 at September 30, 2019, in comparison to $2,221,900 at September 30, 2018. This increase of current liabilities was mainly attributable to the increase in convertible notes payable and due to related parties.

Indebtedness.  As of September 30, 2019, we incurred $1,400,894 of short-term bank loans. In addition, on November 1, 2018, we issued and sold an aggregate of $7.5 million of senior convertible notes due April 1, 2020, and warrants to purchase an aggregate of 800,000 of the Company’s Ordinary Shares. Beside these loans and convertible notes, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

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

Capital Resources.  The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans. On February 21, 2018, we announced the closing of our initial public offering of 1,680,000 ordinary shares at a price to the public of $4.00 per share for a total of $6,720,000 in gross proceeds. As of September 30, 2019, we had total assets of $30.5 million, which includes advance to suppliers of $14.0 million, accounts receivable of $13.8 million and inventory of $1.5 million, working capital of $21.6 million, and total equity of $22.3 million.

Working Capital.  Total working capital as of September 30, 2019 amounted to $21,559,948, compared to $19,117,734 as of September 30, 2018.

Capital Needs.  Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. We have established effective collection procedures of our accounts receivable, and have been able to realize or receive the refund of the advances to suppliers in the past. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash Flows

The following table provides detailed information about our net cash flows for the years ended September 30, 2019 and 2018.

	For the years ended September 30,
	2019	2018
Net cash used in operating activities	$(10,773,287)	$(2,725,010)
Net cash used in investing activities	(94,905)	(64,715)
Net cash provided by financing activities	6,056,040	6,127,320
Effect of exchange rate changes on cash, cash equivalents and restricted cash	40,802	(402,969)
Net (decrease) increase in cash, cash equivalents and restricted cash	(4,771,350)	2,934,626
Cash, cash equivalents and restricted cash, beginning of year	5,525,165	2,590,539
Cash, cash equivalents and restricted cash, end of year	$753,815	$5,525,165

Operating Activities

Net cash used in operating activities was $10,773,287 for the year ended September 30, 2019. This was an increase of $8,048,277 compared to net cash used in operating activities of $2,725,010 for the year ended September 30, 2018. The increase in net cash used in operating activities was primarily attributable to net loss of $311,004, an increase of $5,759,327 in accounts receivable and an increase of $8,705,402 in advances to suppliers. The accounts receivable was mainly due from China Forest, our long time and biggest customer. At September 30, 2019, we prepaid to our suppliers for purchasing mushrooms in anticipation of the sales orders, therefore the advances to suppliers increased significantly.

Investing Activities

For the year ended September 30, 2019, 2019, net cash used in investing activities amounted to $94,905 as compared to net cash used in investing activities of $64,715 for the same period of 2018. The increase of $30,190 was primarily due to an increase of $43,124 in purchase of intangible assets.

Financing Activities

Net cash provided by financing activities amounted to $6,056,040 for the year ended September 30, 2019, as compared to net cash provided by financing activities of $6,127,320 for the same period in 2018. The decrease of $71,280 in net cash provided by financing activities was mainly due to a decrease of $7,728,000 in gross proceeds from Initial Public Offering in the prior period, an increase of $716,318 in payments of deferred financing costs, an increase of $410,940 in repayments of bank loans, a decrease of $75,894 in borrowings from bank loans, partially offset by an increase of $7,500,000 in gross proceeds from the issuance of convertible notes, a decrease of $1,147,549 in direct costs disbursed from Initial Public Offering proceeds, and a decrease of $212,363 in repayments of loans from related parties.

The following table provides detailed information about our net cash flows for the years ended September 30, 2018 and 2017.

	For the years ended September 30,
	2018	2017
Net cash (used in) provided by operating activities	$(2,725,010)	$2,004,919
Net cash (used in) provided by investing activities	(64,715)	2,126,259
Net cash provided by (used in) financing activities	6,127,320	(1,654,128)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(402,969)	66,248
Net increase in cash, cash equivalents and restricted cash	2,934,626	2,543,298
Cash, cash equivalents and restricted cash, beginning of year	2,590,539	47,241
Cash, cash equivalents and restricted cash, end of year	$5,525,165	$2,590,539

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

Net cash provided by financing activities amounted to $6,127,320 for the year ended September 30, 2018, as compared to net cash used in financing activities of $1,654,128 for the same period in 2017. The increase of $7,181,448 in net cash provided by financing activities was mainly due to an increase of $7,728,000 in gross proceeds from initial public offering, partially offset by an increase of $1,147,509 in direct costs disbursed from initial public offering proceeds in current year.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this report:

Name	Age	Position(s)

Yefang Zhang	53	Chief Executive Officer and Chairwoman of Board of Directors

Zhengyu Wang	51	Director

Jun Zhou	35	Chief Financial Officer

Liang Han	45	Chief Operating Officer

Yunhao Chen	43	Director (Independent)

Hongdao Qian	56	Director (Independent)

Kangbin Zheng	56	Director (Independent)

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

Zhengyu Wang .   Mr. Wang has been our director since February 2017. Mr. Wang is a seasoned veteran in business, Mr. Wang has been the executive director of almost all of FMI’s Chinese subsidiaries (Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Nongyuan Network, Forest Food and Farmmi Food) since their incorporation, except FLS Mushroom where he has served as the executive director since September 2016. He was also the manager or the general manager of Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Nongyuan Network since their incorporation until July 2017. Mr. Wang also manages the business operations of Forasen Group which he owns with his wife and our director and CEO, Ms. Yefang Zhang. Mr. Wang has been the Chairman and CEO of Forasen Group since September 2006, and the executive director and the general manager of Forasen Holding Group Ltd. Co. since September 2013. Mr. Wang has also been the Chairman and CEO of Tantech since July 2014 and recently resigned from the CEO position. He has been the executive director and/or general manager of various subsidiary companies under Tantech and charcoal business related companies (Zhejiang Tantech Bamboo Technology Co., Ltd., Zhejiang Tantech Bamboo Charcoal Co., Ltd., Zhejiang Tantech Energy Technology Co., Ltd., Hangzhou Tanbo Technology Co., Ltd., Shanghai Jiamu Investment Management Co., Ltd., Hangzhou Jixi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd.). Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, Hangzhou Nanlin Energy Technology Ltd. Co.’s general manager since March 2012 and executive director from March 2012 to September 2016, the executive director of Zhejiang Tesiyang New Energy Complete Equipment Ltd. Co. since March 2016, and the executive director and general manager of Hangzhou Forasen Technology Ltd. Co. since November 2012, of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree majored in Biochemistry and Microbiology from Hangzhou University (now called “Zhejiang University”) in Hangzhou, China in July 1990. Mr. Wang has been appointed as a director because he has significant experience in leading and advising our Company and understands our industry. Mr. Wang is the husband of our director, Ms. Zhang.

Jun Zhou.   Mr. Zhou has been our Chief Financial Officer since March 2017. From October 2019, Mr. Zhou has been the vice president of Forasen Group. Since April 2018, Mr. Zhou has been the chief financial officer of Forasen Group. Mr. Zhou was the General Manager of the Financial Management Center of Hangzhou Forasen Technology Co., Ltd. from May 2013 to April 2015. Before that, Mr. Zhou served as the Finance Manager of Zhejiang Ruiyang Technology Co., Ltd., an environmental protection industry investment business focused company, from June 2012 to April 2013. During his tenure, he was responsible for investment project management, department internal control and financial control system development. From February 2006 to May 2012, Mr. Zhou has been a Sales Accountant, Accountant Supervisor, Finance Manager, Senior Financial Manager of Hangzhou Jinjiang Group Co., Ltd., a company that centers its business on electric power generation by waste incineration, at which he was responsible for daily accounting and review, financial system setup and daily supervision. Mr. Zhou has passed all the courses of the certification of The Association of International Accountants in 2016. Mr. Zhou graduated from Financial Accounting major in Huainan Industrial College in Anhui in 2003. He also completed all courses in Accounting in Anhui Economic Management Cadre College in 2006. Mr. Zhou obtained a bachelor’s degree in management in Anhui University of Finance and Economics.

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

Yunhao Chen.   Ms. Chen has been our independent director since February 2017. Since May 2017, Ms. Chen has been the CFO of Dogness (International) Corporation, a company listed on Nasdaq and based in China to design and manufacture leashes, collars, harnesses for cats and dogs. Since July 2014, Ms. Chen has been the CFO of Eland Engineering Inc., a company in Florida for design and maintenance of transportation systems, where she directs and manages the company’s financial reporting and accounting functions. Ms. Chen also has academic experience. Ms. Chen is a visiting professor at Southern Medical University in the healthcare MBA program since 2011. From 2013 to 2014, Ms. Chen was a visiting assistant professor at University of Miami. From 2008 to 2013, Ms. Chen was an assistant professor at the Florida International University. Ms. Chen conducted analyses and research of SEC filings, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. Ms. Chen earned her Ph. D. in accounting in 2008 and her MBA in 2001 from University of Minnesota in 2008, and her Bachelor of Economics in 1997 from University of International Business and Economics in China. Ms. Chen has been appointed as a director and as the Chair of our Audit Committee because of her finance knowledge and experience in both industry and academia.

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

Summary Executive Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2019, 2018 and 2017.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Yefang Zhang	2019	165,079.18	—	11,567.80	176,646.98
Chief Executive Officer	2018	75,765.60	—	8,686.81	84,452.41
	2017	62,791.40	—	3,481.23	66,272.63
Jun Zhou	2019	70,663.25	—	5,155.73	75,818.98
Chief Financial Officer	2018	58,140.00	—	2,447.23	60,587.23
	2017	37,282.13	—	2,271.30	39,533.43
Liang Han (3)	2019	44,338,13	—	1,906.65	46,244,78
Chief Operating Officer	2018	11,475.00	—	448.81	11,923.81
	2017	—	—	—	—

(1)	No officer received a bonus in the years ended September 30, 2019, 2018 and 2017.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Liang Han began her positon as Chief Operating Officer on July 1, 2018.

Director Compensation

The following section presents information regarding the compensation paid during the fiscal years ended September 30, 2019, 2018 and 2017 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of September 30, 2016, we had only one director, Ms. Yefang Zhang. Since October 1, 2016, we have appointed Zhengyu Wang, husband of Yefang Zhang, and three (3) Non-Employee Directors: Yunhao Chen, Hongdao Qian and Kangbin Zheng.

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

Summary Director Compensation Table

Name	Fiscal Year	Fees earned or paid in cash ($)	All Other Compensation ($)(1)	Total ($)
Yunhao Chen(2)	2019	10,000	—	10,000
	2018	10,000	—	10,000
	2017	4,166.67	—	4,166.67
Hongdao Qian(3)	2019	10,000	—	10,000
	2018	10,000	—	10,000
	2017	2,500.00	—	2,500.00
Kangbin Zheng(4)	2019	10,000	—	10,000
	2018	10,000	—	10,000
	2017	4,166.67	—	4,166.67

(1) No Non-Employee Director received other compensation in the years ended September 30, 2019, 2018 and 2017.

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

We may increase the salary from time to time without entering a new employment agreement.

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

D. Employees

As of September 30, 2019, we employed a total of 101 full-time and no part time employees in the following functions:

	Number of Employees
Department	September 30, 2019	September 30, 2018	September 30, 2017
Senior Management	6	6	5
Human Resource & Administration	5	3	3
Finance	8	7	7
Procurement	4	5	3
Production	52	75	75
Sales & Marketing	5	11	11
Quality Control	3	2	2
E-commerce	17	12	4
Business Development	1	1	1
Total	101	122	111

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In the years ended September 30, 2019, 2018 and 2017, we contributed approximately $48,054, $65,497 and $43,222 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of December 31, 2019 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 14,393,040 Ordinary Shares as of December 31, 2019, including issued and outstanding, and 1,233,217 underlying the Notes, the repayment of the interest of the Notes in shares, the Investor Warrants, the Placement Agent Warrants and the IPO Warrants. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of December 31, 2019 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., No. 307, Tianning Industrial Area, Lishui, Zhejiang Province, People’s Republic of China 323000. The shareholder of record listed in the table is not located in the United States.

	Ordinary Shares beneficially owned(1)(2)
	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(3)(4)	9,500,000	66.0%
Zhengyu Wang(3)(4)	9,500,000	66.0%
Jun Zhou	200,000	1.4%
Liang Han	—	0.0%
Yunhao Chen	—	0.0%
Hongdao Qian	—	0.0%
Kangbin Zheng	—	0.0%
All directors and executive officers as a group (seven (7) persons)	9,700,000	67.4%
Principal Shareholders:
FarmNet Limited(3)	9,300,000	64.6%

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

(4) Consists of 9,300,000 ordinary shares held directly by FarmNet Limited and 200,000 ordinary shares held directly by children individually who are members of the household of Yefang Zhang and Zhengyu Wang.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions for the years ended September 30, 2019, 2018 and 2017, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

September 30, 2019
Name of Related Party	Relationship	Due from Related Party	Due to Related Party(1)	Sales to Related Party	Purchases from Related Party
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$—	$—	$16,323	$—
Yefang Zhang	Our CEO	—	2,652,882	—	—
Total		$—	$2,652,882	$16,323	$—

(1) The balance of due to related parties was interest-free and due upon demand. As of today, none of the balance of due to related parties has been repaid.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

From time to time, we have been involved in litigation relating to contract disputes and other matters in the ordinary course of our business. See “Item 3 — Key Information — Risk Factors — Risks Related to Our Business and Industry — We have guaranteed third parties’ debt, and a failure by such parties to repay their debts may be enforced against our company.” We are not currently a party to any material legal or administrative proceedings .

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

	High	Low
Annual Highs and Lows
Year Ended September 30, 2018	$10.3234	$2.68
Year Ended September 30, 2019	$5.87	$1.12

Quarterly Highs and Lows
Quarter Ended March 31, 2018 (since February 16, 2018)	$7	$4.23
Quarter Ended June 30, 2018	$10.3234	$6.25
Quarter Ended September 30, 2018	$8.63	$2.68
Quarter Ended December 31, 2018	$5.87	$5.39
Quarter Ended March 31, 2019	$5.01	$2.68
Quarter Ended June 30, 2019	$5.03	$1.66
Quarter Ended September 30, 2019	$1.97	$1.12
Quarter Ended December 31, 2019 (through December 20, 2019)	$1.96	$0.73

Monthly Highs and Lows
June 2019	$1.85	$1.66
July 2019	$1.93	$1.32
August 2019	$1.55	$1.12
September 2019	$1.97	$1.25
October 2019	$1.96	$1.45
November 2019	$1.71	$1.02
December 2019 (through December 20, 2019)	$1.24	$0.73

The last reported trading price for our Ordinary Shares on December 22, 2019 was US$ 0.83 per share.

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

In the year ended September 30, 2019, we had approximately $1.40 million in outstanding bank loans, with interest rate of 4.86%. As of September 30, 2019, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB $ 0.1 million ($ 14,008) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

In the year ended September 30, 2018, we had approximately $ 2.09 million in outstanding bank loans, with interest rates ranging between 6.09% and 9.60%. As of September 30, 2018, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB $ 0.144 million ($ 20,960) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

In the year ended September 30, 2017, we had approximately $ 2.31 million in outstanding bank loans, with interest rates ranging between 5.89% and 9.6%. As of September 30, 2017, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB $ 0.154 million ($ 23,140) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

We had no short-term investments and long-term held-to-maturity investments as of September 30, 2019.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated by 7.2% against the U.S. dollar in 2016, depreciated by 2.0% in 2017 and depreciated by 3.7% in 2018. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended September 30, 2019	Year ended September 30, 2018	Year ended September 30, 2017
Impact on revenue	$-234,368.29	$184,868.68	$-168,031.49
Impact on operating expenses	$-13,428.89	$8,394.64	$-4,445.61
Impact on net income	$-26,679.61	$23,978.27	$-22,813.38

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

As of September 30, 2019, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s U.S. Securities and Exchange Commission (the “Commission”) filings.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2019. Based on the assessment, management determined that, as of September 30, 2019, we did not maintain effective internal control over financial reporting as we did not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedures.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. As of September 30, 2019, the Company has completed certain documentation of our internal controls and will be implementing the following remedial initiatives:

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

Item 16C. Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2019 and 2018.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2019 and 2018, Friedman LLP’s audit fees were $200,000 and $185,000, respectively.

Audit-Related Fees

During fiscal years 2019 and 2018, Friedman LLP’s audit-related fees were $0  and $0, respectively.

Tax Fees

During fiscal years 2019 and 2018, Friedman LLP’s tax fees were $0  and $0, respectively.

All Other Fees

During fiscal years 2019 and 2018, Friedman LLP’s other fees were $0  and $0, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2019 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2019.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1	Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1	2017-11-15

1.2	First Amended and Restated Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1/A	2018-01-09

2.1	Specimen Ordinary Share Certificate	By Reference	F-1	2017-11-15

2.2	Form of Underwriter Representative’s Warrants	By Reference	F-1/A	2017-12-05

2.3	Form of Senior Secured Convertible Note	By Reference	6-K	2018-11-2

2.4	Form of Investor Warrant	By Reference	6-K	2018-11-2

2.5	Form of Placement Agent Warrant	By Reference	6-K/A	2018-11-9

4.1	Employment Agreement with Yefang Zhang	By Reference	F-1	2017-11-15

4.2	Employment Agreement with Jun Zhou	By Reference	F-1	2017-11-15

4.3	Employment Agreement with Liang Han	By Reference	F-1	2018-12-4

4.4	Translation of Exclusive Call Option Agreement by and among Suyuan Agriculture, Zhengyu Wang and Nongyuan Network, dated September 18, 2016	By Reference	F-1	2017-11-15

4.5	Translation of Exclusive Management Consulting and Technology Service Agreement by and among Suyuan Agriculture and Nongyuan Network, dated September 18, 2016	By Reference	F-1	2017-11-15

4.6	Translation of Equity Pledge Agreement by and among Suyuan Agriculture, Zhengyu Wang and Nongyuan Network, dated September 18, 2016	By Reference	F-1	2017-11-15

4.7	Translation of Shareholder Voting Right Authorization Agreement by and among Suyuan Agriculture, Zhengyu Wang and Nongyuan Network, dated September 18, 2016	By Reference	F-1	2017-11-15

4.8	Translation of Power of Attorney relating to Nongyuan Network, dated September 18, 2016	By Reference	F-1	2017-11-15

4.9	Escrow Agreement for Indemnification Fund	By Reference	F-1/A	2017-12-05

4.10	Summary Translation of Lease Agreement with Forasen Group	By Reference	F-1	2017-11-15

4.11	Translation of Form of Sales Agreement with China National Forest Products Corp.	By Reference	F-1	2017-11-15

4.12	Translation of Form of Sales Agreement with China National Tree Seed Corporation	By Reference	F-1	2017-11-15

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

4.13	Translation of Non-competition Agreement by and between Farmmi, Inc. and Forasen Group, dated December 16, 2016	By Reference	F-1	2017-11-15

4.14	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc. and Tantech Holdings Ltd, dated June 30, 2017	By Reference	F-1	2017-11-15

4.15	Translation of Form of Purchase Agreement	By Reference	F-1	2017-11-15

4.16	Translation of Agreement by and between Zhejiang FLS Mushroom Co., Ltd. and Jingning Liannong Trading Co., Ltd. dated April 1, 2016	By Reference	F-1	2017-11-15

4.17	Translation of Agreement by and between Zhejiang FLS Mushroom Co., Ltd. and Qingyuan Nongbang Mushroom Industry Co., Ltd., dated April 1, 2016	By Reference	F-1	2017-11-15

4.18	Securities Purchase Agreement	By Reference	6-K	2018-11-2

4.19	Shareholder Pledge Agreement	By Reference	6-K/A	2018-11-9

4.20	Registration Rights Agreement	By Reference	6-K	2018-11-2

8.1	List of subsidiaries	Herewith

11.1	Code of Business Conduct and Ethics of Farmmi, Inc.	By Reference	F-1	2017-11-15

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith

15.1	Consent of Friedman LLP	Herewith

99.1	Press release dated December 31, 2019 titled “Farmmi, Inc. Reports Financial Results for the Fiscal Year 2019”	Herewith

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Farmmi, Inc.

By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

Date: December 31, 2019

FARMMI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 and 2017

FARMMI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Farmmi, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Farmmi, Inc. and subsidiaries (collectively, the “Company”) as of September 30, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2019, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

December 31, 2019

Farmmi, Inc.

Consolidated Balance Sheets

	September 30,	September 30,
	2019	2018
Assets
Current Assets
Cash	$135,125	$4,925,165
Restricted cash	18,690	-
Accounts receivable, net - trade	13,824,937	8,601,269
Accounts receivable, net - related party	2,654	1,257
Inventory, net	1,459,247	1,808,143
Advances to suppliers	14,034,379	5,868,486
Other current assets	229,996	135,314
Total current assets	29,705,028	21,339,634

Property, plant and equipment, net	139,468	136,363
Intangible assets, net	38,135	-
Restricted cash - long term	600,000	600,000
Total Assets	$30,482,631	$22,075,997

Liabilities and Equity
Current Liabilities
Short-term bank loan	$1,400,894	$1,455,580
Accounts payable - trade	293,264	343,141
Due to related parties	2,652,882	122,800
Advances from customers	5,926	-
Convertible notes payable	2,926,361	-
Other current liabilities	865,753	300,379
Total current liabilities	8,145,080	2,221,900

Long-term bank loan	-	640,455
Total Liabilities	8,145,080	2,862,355

Equity

Common stock, $0.001 par value, 20,000,000 shares authorized, 12,589,857 and 11,932,000 shares issued and outstanding at September 30, 2019 and 2018	12,590	11,932
Additional paid-in capital	15,762,867	11,322,819
Statutory reserve	597,528	229,512
Retained earnings	6,321,384	6,996,837
Accumulated other comprehensive loss	(1,195,866)	(222,830)
Total Stockholders' Equity	21,498,503	18,338,270

Non-controlling Interest	839,048	875,372
Total Equity	22,337,551	19,213,642

Total Liabilities and Equity	$30,482,631	$22,075,997

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Operations and Comprehensive Income (loss)

	For the Years Ended September 30,
	2019	2018	2017
Revenues
Sales to third parties	$30,825,552	$29,663,670	$25,866,459
Sales to related party	16,323	155,418	799,142
Total revenues	30,841,875	29,819,088	26,665,601

Cost of revenues	25,419,751	24,751,473	22,140,879

Gross Profit	5,422,124	5,067,615	4,524,722

Operating expenses
Selling and distribution expenses	589,381	547,532	140,019
General and administrative expenses	1,797,130	1,442,155	915,474
Total operating expenses	2,386,511	1,989,687	1,055,493

Income from operations	3,035,613	3,077,928	3,469,229

Other (expenses) income
Interest income	635	731	311
Interest expense	(1,197,317)	(154,400)	(209,159)
Amortization of debt issuance costs	(2,113,492)	-	-
Other (expenses) income, net	(1,879)	314,070	15,758
Total other (expenses) income	(3,312,053)	160,401	(193,090)

(Loss) income before income taxes	(276,440)	3,238,329	3,276,139

Provision for income taxes	34,564	9,063	5,793

Net (loss) income	(311,004)	3,229,266	3,270,346

Less: net (loss) income attributable to non-controlling interest	(3,567)	7,234	(964)

Net (loss) income attributable to Farmmi, Inc.	$(307,437)	$3,222,032	$3,271,310

Comprehensive (loss) income
Net (loss) income	$(311,004)	$3,229,266	$3,270,346
Other comprehensive (loss) income: foreign currency translation (loss) gain	(1,005,793)	(970,209)	95,185
Total comprehensive (loss) income	(1,316,797)	2,259,057	3,365,531
Comprehensive (loss) income attributable to non-controlling interest	(36,324)	(21,204)	1,075

Comprehensive (loss) income attributable to Farmmi, Inc.	$(1,280,473)	$2,280,261	$3,364,456

Weighted average number of shares, basic and diluted	11,678,773	11,173,699	10,000,000

Basic and diluted (loss) earnings per common share	$(0.03)	$0.29	$0.33

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended September 30, 2019, 2018 and 2017

				Accumulated
			Additional	Other			Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Stockholders'	Non-Controlling	Total
	Shares	Amount	Capital	Income (loss)	Reserves	Earnings	Equity	Interest	Equity
Balance at September 30, 2016	10,000,000	$10,000	$5,023,080	$625,795	$-	$733,007	$6,391,882	$895,501	$7,287,383

Foreign currency translation gain	-	-	-	93,146	-	-	93,146	2,039	95,185
Net income (loss) for the year	-	-	-	-	-	3,271,310	3,271,310	(964)	3,270,346
Statutory reserve	-	-	-	-	229,512	(229,512)	-	-	-

Balance at September 30, 2017	10,000,000	$10,000	$5,023,080	$718,941	$229,512	$3,774,805	$9,756,338	$896,576	$10,652,914

Proceeds from Initial Public Offering - stock issuance	1,932,000	1,932	7,726,068	-	-	-	7,728,000	-	7,728,000
Direct costs disbursed from Initial Public Offering proceeds	-	-	(1,426,329)	-	-	-	(1,426,329)	-	(1,426,329)
Foreign currency translation loss	-	-	-	(941,771)	-	-	(941,771)	(28,438)	(970,209)
Net income for the year	-	-	-	-	-	3,222,032	3,222,032	7,234	3,229,266

Balance at September 30, 2018	11,932,000	$11,932	$11,322,819	$(222,830)	$229,512	$6,996,837	$18,338,270	$875,372	$19,213,642

Issuance of common shares for convertible notes redemption	657,857	658	1,949,434	-	-	-	1,950,092	-	1,950,092
Beneficial conversion feature associated with convertible notes	-	-	670,618	-	-	-	670,618	-	670,618
Issuance of warrants associated with convertible notes	-	-	1,819,996	-	-	-	1,819,996	-	1,819,996
Foreign currency translation loss	-	-	-	(973,036)	-	-	(973,036)	(32,757)	(1,005,793)
Net loss for the year	-	-	-	-	-	(307,437)	(307,437)	(3,567)	(311,004)
Statutory reserve	-	-	-	-	368,016	(368,016)	-	-	-

Balance at September 30, 2019	12,589,857	$12,590	$15,762,867	$(1,195,866)	$597,528	$6,321,384	$21,498,503	$839,048	$22,337,551

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Cash Flows

	For the Years Ended September 30,
	2019	2018	2017
Cash flows from operating activities
Net (loss) income	$(311,004)	$3,229,266	$3,270,346
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization expense	46,779	24,886	21,939
Loss from disposal of property and equipment	-	873	-
Accrued interest expense for convertible notes	1,087,774	-	-
Amortization of deferred financing costs	2,113,492	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	(5,759,327)	(3,804,464)	133,681
Inventory, net	291,652	(280,017)	(112,128)
Advances to suppliers	(8,705,402)	(1,980,862)	(378,713)
Other current assets	(103,561)	(118,755)	278,247
Long-term prepaid expenses	-	-	24,192
Accounts payable	(38,392)	(62,706)	(51,038)
Advances from customers	6,151	-	(1,090,595)
Other current liabilities	598,551	266,769	(91,012)
Net cash provided by (used in) operating activities	(10,773,287)	(2,725,010)	2,004,919

Cash flows from investing activities
Purchase of property, plant and equipment	(51,781)	(64,715)	(66,503)
Purchase of intangible assets	(43,124)	-	-
Collections on loans to related parties	-	-	2,192,762
Net cash (used in) provided by investing activities	(94,905)	(64,715)	2,126,259

Cash flows from financing activities
Payments of deferred financing costs	(716,318)	-	(278,820)
Gross proceeds from issuance of convertible notes	7,500,000	-	-
Net proceeds from Initial Public Offering - stock issuance	-	7,728,000	-
Direct costs disbursed from Initial Public Offering proceeds	-	(1,147,509)	-
Borrowings from bank loans	1,454,186	1,530,080	5,195,539
Repayments of bank loans	(2,094,028)	(1,683,088)	(6,809,972)
Proceeds from loans from related parties	-	-	239,125
Repayments of loans from related parties	(87,800)	(300,163)	-
Net cash provided by (used in) financing activities	6,056,040	6,127,320	(1,654,128)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	40,802	(402,969)	66,248

Net (decrease) increase in cash, cash equivalents and restricted cash	(4,771,350)	2,934,626	2,543,298

Cash, cash equivalents and restricted cash, beginning of year	5,525,165	2,590,539	47,241

Cash, cash equivalents and restricted cash, end of year	$753,815	$5,525,165	$2,590,539

Supplemental disclosure information:
Income taxes paid	$13,777	$11,763	$10,207
Interest paid	$118,237	$164,587	$203,198

Non-cash financing activities
Conversion of notes to 657,857 shares of common stock	$1,950,091	$-	$-
Accrued interest for convertible notes	$1,087,774	$-	$-
Repayment of convertible notes by a related party on behalf of the Company	$2,617,882	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FMI”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, who in turn owns 100% equity interest of Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”), a company incorporated in the People’s Republic of China (“PRC” or “China”), through Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), two wholly foreign-owned entities (“WFOE”) formed by Farmmi International under the laws of China. Farmmi Enterprise and Farmmi Technology each owns 50% of Suyuan Agriculture. Suyuan Agriculture owns 96.15% equity interest of Zhejiang Forest Food Co., Ltd. (“Forest Food”) and 100% equity interest of Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”). Except for Forest Food and FLS Mushroom who are the main operating entities located in China, all other entities are holding companies without any material activities.

On September 18, 2016, Suyuan Agriculture also entered into a series of contractual agreements with Zhengyu Wang, the owner of Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) and Nongyuan Network. Nongyuan Network is a company incorporated on December 8, 2015 that focuses on the development of network marketing and provides a network platform for sales of agriculture products. These agreements include Exclusive Management Consulting and Technology Service Agreement, Proxy Agreement, Equity Pledge Agreement and Executive Call Option Agreement. Pursuant to these agreements, Suyuan Agriculture has the exclusive rights to provide to Nongyuan Network consulting services related to business operation and management. All the above contractual agreements obligate Suyuan Agriculture to absorb all of the loss from Nongyuan Network’s activities and entitle Suyuan Agriculture to receive all of its residual returns. In essence, Suyuan Agriculture has gained effective control over Nongyuan Network. Therefore, the Company believes that Nongyuan Network should be considered as Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Accordingly, the accounts of this entity are consolidated with those of Suyuan Agriculture.

Since FMI and its subsidiaries are effectively controlled by the same Controlling Shareholders, they are considered under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On December 26, 2017, Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) was established under the laws of the PRC. Initially Farmmi Food was wholly owned by Farmmi Technology. In January 2018, the share ownership was transferred to Suyuan Agriculture. In May 2018, Farmmi Food received its food production permit and began operation.

On March 22, 2019, Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”) was established under the laws of the PRC. Nongyuan Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (Continued)

Details of the subsidiaries of Farmmi are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
FMI	July 28, 2015	Cayman	Parent	Holding Company
Farmmi International	August 20, 2015	Hong Kong	100	Holding Company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100	Holding Company
Farmmi Technology	June 6, 2016	Zhejiang, China	100	Holding Company
Suyuan Agriculture	December 8, 2015	Zhejiang, China	100	Holding Company
Forest Food	May 8, 2003	Zhejiang, China	96.15	Drying, further processing and distribution of edible fungus
FLS Mushroom	March 25, 2011	Zhejiang, China	100	Light processing and distribution of dried mushrooms
Farmmi Food	December 26, 2017	Zhejiang, China	100	Drying, further processing and distribution of edible fungus
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	Subsidiary of the VIE	Technology development, technical services and technical consultation related to agricultural products

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

FMI, Farmmi International, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Forest Food, FLS Mushroom, Farmmi Food, Nongyuan Network and Farmmi E-Commerce (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms and Mu Er mushrooms. Approximately 93% of the Company’s products are sold in China and the remaining 7% internationally, including USA, Japan, Canada, Europe and the Middle East.

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

The consolidated financial statements of the Company reflect the principal activities of FMI, Farmmi international, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, and Suyuan Agriculture’s main operation subsidiaries, Forest Food, Farmmi Food and FLS Mushroom, and the VIE Nongyuan Network and its subsidiary Farmmi E-Commerce. All intercompany transactions and balances have been eliminated upon consolidation.

Consolidation of Variable Interest Entities

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company determined that Nongyuan Network is a VIE because the Company is the primary beneficiary of risks and rewards of this VIE. The carrying amount of this VIE’s assets and liabilities are as follows:

	September 30, 2019	September 30, 2018
Current assets	$1,003,603	$481,228
Non-current assets	89,182	71,239
Total assets	1,092,785	552,467
Total liabilities	(837,640)	(272,715)
Net assets	$255,145	$279,752

The financial performance of the VIE reported in the consolidated statement of operations and comprehensive income (loss) for the years ended September 30, 2019, 2018 and 2017 includes sales of $6,184,460, $3,369,258 and 2,081,084, operating expenses of $6,198,707, $3,370,857 and 1,926,310, and net loss of $14,633 and net income of $4,234 and 154,774, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowance for doubtful accounts and advances to suppliers; the valuation of inventories; the valuation of beneficial conversion feature of the convertible notes; and the valuation of deferred tax assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, “Statement of Cash Flows: Restricted Cash” on October 1, 2018. This ASU applies to all entities that have restricted cash or restricted cash equivalents to be presented in the statement of cash flows under Topic 230. As of September 30, 2019 and 2018, the Company had restricted cash of $618,690 and $600,000, respectively. $600,000 of the restricted cash were the proceeds from the Initial Public Offering and will be released in February 2021, the rest $18,690 were the proceeds from the private placement (Note 9) and is designated to pay for professional service fees at any time. As of September 30, 2019 and 2018, the restricted cash was on deposit in the United States and was insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.

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

Advances to Suppliers

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. The Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

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

Intangible assets

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 10 years.

Revenue Recognition

On October 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”) using the modified retrospective method for contracts that were not completed as of October 1, 2018. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, and no adjustments to opening retained earnings were made as the Company’s revenue was recognized based on the amount of consideration expected to be received in exchange for satisfying the performance obligations.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Revenue Recognition (Continued)

The contract assets and contract liabilities are recorded on the consolidated balance sheets as accounts receivable and advance from customers as of September 30, 2019 and 2018. For the years ended September 30, 2019, 2018 and 2017, there was no revenue recognized from performance obligations related to prior periods.

Refer to Note 16 — Segment reporting for details of revenue segregation.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other current assets, accounts payable, due to related parties, advances from customers, convertible notes payable, other current liabilities and short-term bank loans approximate their recorded values due to their short-term maturities.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Beneficial conversion feature

The Company evaluates the conversion feature to determine whether it was beneficial as described in ASC 470-20. The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible notes payable and may not be settled in cash upon conversion, is treated as a discount to the convertible notes payable. This discount is amortized over the period from the date of issuance to the date the notes is due using the effective interest method. If the notes payable are retired prior to the end of their contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion.

Debt Issuance Costs and Debt Discounts

The Company may record debt issuance costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash, or equity (such as warrants). These costs are amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity a proportionate share of the unamortized amounts is immediately expensed.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. As of September 30 2019 and 2018, $114,036 and $4,918,183 of the Company’s cash is maintained in banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive Income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of September 30, 2019 and September 30, 2018 were RMB1 for $0.1401 and $0.1456, respectively. The average exchange rates for the years ended September 30, 2019, 2018 and 2017 were RMB1 for $0.1454, $0.1530 and $0.1468, respectively.

Shipping and Handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $287,768, $307,374 and $104,560 for the years ended September 30, 2019, 2018 and 2017, respectively.

Value Added Tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise, except for FLS Mushroom. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, FLS Mushroom’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Income Taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended September 30, 2019, 2018 and 2017. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2019 and 2018. As of September 30, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

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

The Company’s sales, purchases and expense transactions are denominated in RMB, and a substantial part of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company’s operating entities in PRC do not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main objective is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for public business entities that file financial statements with the SEC. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its financial statements and related disclosures. The Company has estimated that the adoption of this ASU will not have material impact on the results of the operations and cash flows, however, it may have a material impact on the consolidated balance sheets. As required by this ASU, the Company will record the right of use assets and operating lease liabilities on its consolidated balance sheets.

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

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable

Accounts receivable consisted of the following:

	September 30, 2019	September 30, 2018
Accounts receivable - trade	$13,824,937	$8,601,269
Accounts receivable - related party	2,654	1,257
Accounts receivable, net	$13,827,591	$8,602,526

No allowance for doubtful accounts was deemed necessary for the years ended September 30, 2019, 2018 and 2017 as the Company considers all of the accounts receivable fully collectible. Approximately $13,489,903, or 98% of the September 30, 2019 balance has been subsequently collected as of December 19, 2019.

Movement of accounts receivable is as follows:

	September 30, 2019	September 30, 2018
Beginning balance	$8,602,526	$5,144,457
Increased during the year	30,186,725	31,979,662
Less: collected during the year	(24,233,499)	(28,117,799)
Exchange rate difference	(728,161)	(403,794)
Ending balance	$13,827,591	$8,602,526

Note 4 — Inventory

Inventory consisted of the following:

	September 30, 2019	September 30, 2018
Raw materials	$1,415,226	$1,742,005
Packaging materials	31,829	65,966
Finished goods	12,192	172
Total	$1,459,247	$1,808,143

Inventory includes raw materials, packaging materials, work in process and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead. As of September 30, 2019 and 2018, no inventory reserve was deemed necessary.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Property, plant and equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	September 30, 2019	September 30, 2018
Office equipment	$42,887	$39,755
Vehicles	65,741	68,307
Machinery and equipment	97,454	98,414
Leasehold improvements	155,746	117,645
Subtotal	361,828	324,121
Accumulated depreciation	(222,360)	(187,758)
Total	$139,468	$136,363

Depreciation expense was $43,240, $24,886 and $21,939 for the years ended September 30, 2019, 2018 and 2017, respectively.

Note 6 — Advances to suppliers

Movement of advances to suppliers is as follows:

	September 30, 2019	September 30, 2018
Beginning balance	$5,868,486	$4,112,915
Increased during the year	30,753,022	32,093,609
Less: utilized during the year	(22,366,650)	(30,209,196)
Exchange rate difference	(220,479)	(128,842)
Ending balance	$14,034,379	$5,868,486

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices for premium quality. These advances are closely and directly related to the purchases of inventory used to fulfill sales orders. These advances are settled upon suppliers delivering dried mushrooms to the Company when the transfer of ownership of the products occurs.

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). These two Framework Agreements were renewed for another three years in April 2019 upon expiration. Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er. Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Advance to suppliers (Continued)

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

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to JLT and QNMI, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would expect to receive a refund of the advances through JLT/QNMI. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

As of September 30, 2019, total advances made to these two suppliers amounted to $13,912,945, of which 44% has been utilized as of December 19, 2019. The Company continuously makes advances to its suppliers on a rolling basis, which typically represent 30% of the total amount of each purchase order. The Company may maintain its outstanding advance payments at a relatively high level going forward because the Company anticipates continuous large orders from its largest customer, China Forestry Group Corporation.

Note 7 — Short-term bank loan

Short-term bank loan consists of one loan in the amount of RMB 10 million (equivalent of approximately $1,46 million) from Bank of China (Lishui Branch), facilitated on July 11, 2018 through Forest Food, a subsidiary of the Company, as working capital for six months, with the original due date of January 10, 2019 at an annual effective interest rate of 6.09%. The loan was repaid in full upon maturity and re-issued to the Company in the same amount on January 15, 2019 as working capital for another year, with a new due date of January 14, 2020 at a lower annual effective interest rate of 4.86%.

The loan is secured by the real property and land use right owned by Forasen Group Co., a related party. The loan is also guaranteed by Zhejiang Lishui Xinyite Automation Technology Co., Ltd., Lishui Kaige Bearing Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, three unrelated parties, as well as two principal officers of the Company.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Long-term bank loan

On July 4, 2017, the Company entered into a loan agreement with Jianxin Bank of Lishui to borrow RMB 4.4 million (equivalent of $640,455) for working capital needs. The loan matured on May 15, 2019 with an annual effective interest rate of 9.6%. The loan was repaid in full on the maturity date. The loan was guaranteed by Lishui Jiuanju Trade Co., Ltd., and Wangfeng Yan, two unrelated parties, as well as two principal officers of the Company.

Note 9 — Convertible notes payable and warrants

On November 1, 2018, the Company completed a $7.5 million private placement with an institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), the Company issued and sold to the Buyer an aggregate of $7.5 million of senior convertible notes due April 1, 2020 (the “Notes”) and warrants (the “Investor Warrants”) to purchase an aggregate of 800,000 of the Company’s Ordinary Shares. The Notes were initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Notes. The Notes bear interest at 10% per year. The Investor Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. One year from the date of issuance of the Investor Warrants, the Exercise Price of the Investor Warrants will be lowered to the then-current Market Price (as such term is defined in the Notes) of an Ordinary Share, if such Market Price is less than the initial Exercise Price of $6.53 per Ordinary Share.

On November 1, 2018, the Company issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

At the time of issuance, the Company allocated the proceeds to the Notes and Investor Warrants based on their relative fair values, and evaluated the intrinsic value of the beneficial conversion feature (“BCF”) associated with the conversion feature of the Notes. The Investor Warrants and BCF were recorded into additional paid-in capital.

The Investor Warrants were treated as a discount on the Notes and were valued at $1,496,153. Additionally, the Notes were considered to have an embedded BCF because the effective conversion price was less than the fair value of the Company’s common stock on November 1, 2018. The value of the BCF was $670,618 and was also recorded as a discount on the Notes. Hence, in connection with the issuance of the Notes and the Investor Warrants, together with other issuance costs, the Company recorded a total debt discount of $3,206,932 that will be amortized over the term of the Notes. For the year ended September 30, 2019, a total of $2,113,492 in amortization of the debt discounts was recorded and charged to the interest expense. As of September 30, 2019, ordinary shares totaling 657,857 were issued by the Company to the Buyer equaling principal and interests amounted to $1,950,092, and the Notes balance was $2,926,361, with a carrying value of $4,019,801, net of unamortized debt discounts of $1,093,440.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Convertible notes payable and warrants (Continued)

The fair value of the Investor Warrants and Placement Agent Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (2.94%), (2) expected warrant life of 4 years, (3) expected volatility of 72.57%, and (4) expected dividend yield of 0.

Note 10 — Other current liabilities

Other current liabilities consisted of the following:

	September 30, 2019	September 30, 2018
IT service fees payable	$377,477	$41,175
Shipping expenses payable	246,957	134,928
Professional service fees payable	137,484	58,223
Marketing expenses payable	1,401	50,945
Others	102,434	15,108
Total	$865,753	$300,379

Note 11 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Forasen Group Co., Ltd. (“Forasen Group”)	Owned by the Chairman of Board of Directors	Provides a guarantee for the Company’s bank loans; purchases from the Company; leases factory building to the Company
FarmNet Limited	Parent company of FMI	Provided a working capital loan
Yefang Zhang	Chief Executive Officer (“CEO”)	Provided a working capital loan; provides a guarantee for the Company’s bank loans
Zhengyu Wang	Chairman of Board of Directors	Provides a guarantee for the Company’s bank loans

Due to related parties consisted of the following:

	September 30, 2019	September 30, 2018
Yefang Zhang	$2,652,882	$-
FarmNet Limited	-	122,800
Total	$2,652,882	$122,800

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Related party transactions (Continued)

Sales to related party

The Company periodically sells merchandise to its affiliates during the ordinary course of business. Forasen Group was the seventh and the fourth largest customer of the Company for the years ended September 30, 2018 and 2017, respectively. For the year ended September 30, 2019, Forasen Group was not a significant customer of the Company. For the years ended September 30, 2019, 2018 and 2017, the Company recorded sales to Forasen Group of $16,323, $155,418 and $799,142, respectively. Sales to Forasen Group accounted for 0.05%, 0.52% and 3.00% of the total sales for the years ended September 30, 2019, 2018 and 2017, respectively.

Operating lease from related party

In October 2009, the Company entered into a lease agreement with Forasen Group for leasing the factory building. The lease term is 10 years with monthly rent of RMB 22,400 (equivalent of $3,257). The lease agreement was renewed in October 2019 for another 10 years with the same monthly rent.

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term and long-term bank loans (see Note 7 and Note 8).

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Stockholders’ Equity

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Stockholder’s Equity (Continued)

Non-controlling interest

The Company’s non-controlling interest consists of the following:

	September 30, 2019	September30, 2018
Original paid-in capital	$107,461	$107,461
Additional paid-in capital	807,953	807,953
Foreign currency translation loss attributed to non-controlling interest	(74,997)	(42,240)
Net (loss) gain attributed to non-controlling interest	(1,369)	2,198
Total non-controlling interest	$839,048	$875,372

Statutory Reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2019 and 2018, the balance of the required statutory reserves were $597,528 and $229,512, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Stockholder’s Equity (Continued)

Conversion of convertible notes

As disclosed in Note 9, during the year ended September 30, 2019, the Company issued total of 657,857 ordinary shares to the Buyer equaling principal and interests amounted to $1,950,092 of the convertible notes.

Additional paid-in capital

As disclosed in Note 9, on November 1, 2018, the Company issued and sold an aggregate of $7.5 million of senior convertible notes due April 1, 2020 and warrants to purchase an aggregate of 800,000 of its Ordinary Shares. In addition, the Company also issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent.

The Company evaluated the intrinsic value of the BCF, the relative fair value of the Investor Warrants and Placement Agent Warrants on their date of grant, which was determined to be $670,618, $1,496,153 and $323,843, respectively, and they were recorded as additional paid-in capital.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes

Corporation Income Tax (“CIT”)

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

In China the Corporate Income Tax Law generally applies an income tax rate of 25% to all enterprises. FLS Mushroom, Nongyuan Network, Farmmi Enterprise and Farmmi Technology are registered in PRC and are all subject to corporate income tax at a statutory rate of 25% on net income reported after certain tax adjustments. Forest Food, Farmmi Food, Nongyuan Network and Farmmi E-Commerce are approved by local government as small-scaled minimal profit enterprises. Once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. Forest Food, Farmmi Food, FLS Mushroom and Nongyuan Network are entities with primary operating activities. Suyuan Agriculture, Farmmi Enterprise and Farmmi Technology are holding companies with no activities.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes (Continued)

Corporation Income Tax (“CIT”) (Continued)

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. In April 2016, and January 2019, FLS Mushroom and Farmmi Food received a temporary income tax break from the local tax authority of Lishui City. Net income of $3.59 million, $3.88 million and $3.50 million was exempt from income tax for the years ended September 30, 2019, 2018 and 2017, respectively. The estimated tax savings as the result of the tax break for the years ended September 30, 2019, 2018 and 2017 amounted to $898,597, $970,796 and $869,890, respectively. Per share effect of the tax exemption were $0.08, $0.09 and $0.09 for the years ended September 30, 2019, 2018 and 2017, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes (Continued)

Corporation Income Tax (“CIT”) (Continued)

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended September 30, 2019, 2018 and 2017:

	For the years ended September 30,
	2019	2018	2017

Statutory PRC income tax rate	25.00%	25.00%	25.00%
Effect of income tax holiday	(25.34)%	(25.04)%	(23.99)%
Favorable tax rate impact (a)	0.58%	0.04%	-
Permanent difference	0.26%	0.00%	0.01%
Changes of deferred tax assets valuation allowances	0.48%	0.23%	(0.86)%
Non-PRC entities not subject to PRC income tax	(13.48)%	0.05%	0.02%
Total	(12.50)%	0.28%	0.18%

(a)	Forest Food, Farmmi Food, Nongyuan Network and Farmmi E-Commerce are subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises.

The provision for income tax consists of the following:

	For the years ended September 30,
	2019	2018	2017
Current	$34,564	$9,063	$5,793
Deferred	-	-	-
Total	$34,564	$9,063	$5,793

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes (Continued)

Corporation Income Tax (“CIT”) (Continued)

Components of deferred tax assets are as follows:

	September 30, 2019	September 30, 2018
Net operating loss carryforwards	$142,395	$150,620
Valuation allowance	(142,395)	(150,620)
Total	$-	$-

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Forest Food had a cumulative net operating loss of approximately $570,000 and $602,000, respectively, as of September 30, 2019 and 2018, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes (Continued)

Corporation Income Tax (“CIT”) (Continued)

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a full valuation allowance of $142,395 was recorded against the gross deferred tax asset balance at September 30, 2019. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that Forest Food will not generate sufficient future taxable income to utilize the net operating loss.

Note 14 — Concentration of major customers and suppliers

For the years ended September 30, 2019, 2018 and 2017, one major customer accounted for approximately 64%, 68% and 76% of the Company’s total sales, respectively. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2019 and 2018, one major customer accounted for approximately 82% and 96% of the Company’s accounts receivable balance, respectively.

For the year ended September 30, 2019, two major suppliers accounted for approximately 50% and 40% of the total purchases, respectively. For the year ended September 30, 2018, two major suppliers accounted for approximately 54% and 27% of the total purchases, respectively. For the year ended September 30, 2017, two major suppliers accounted for approximately 60% and 20% of the total purchases, respectively.

As of September 30, 2019, two major suppliers accounted for approximately 53% and 46% of the Company’s advances to suppliers balance. As of September 30, 2018, two major suppliers accounted for approximately 54% and 42% of the Company’s advances to suppliers balance.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Commitment and contingency

Operating lease commitments

The Company leases one main office space through May 9, 2020, and one factory building through October 2029. Rental expense charged to operations under operating leases in the years ended September 30, 2019, 2018 and 2017 amounted to $78,274, $77,255 and $31,773, respectively.

Future minimum lease obligations for operating leases with initial terms in excess of one year at September 30, 2019 are as follows:

Twelve months ending September 30:
2020	$68,548
2021	37,656
2022	37,656
2023	37,656
2024	37,656
Thereafter	191,418
Total	$410,590

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Segment reporting

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

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Segment reporting (Continued)

The following table presents revenue by major product categories (from third parties and related party) for the years ended September 30, 2019, 2018 and 2017, respectively:

	For the years ended September 30,
	2019	2018	2017
Shiitake	17,893,893	16,753,076	16,249,672
Mu Er	11,659,409	12,190,340	9,239,920
Other edible fungi and other agricultural products	1,288,573	875,672	1,176,009
Total	30,841,875	29,819,088	26,665,601

All of the Company’s long-lived assets are located in PRC. Majority of the Company’s products are sold in China. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the years ended September 30,
	2019	2018	2017
Revenue from China	$28,735,306	$27,146,942	$24,121,216
Revenue from foreign countries	2,106,569	2,672,146	2,544,385
Total Revenue	$30,841,875	$29,819,088	$26,665,601