Form 20-F
period 2020-09-30
Farmmi, Inc.
filed 2021-01-29
CIK 1701261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended September 30, 2020

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

Fl 1, Building No. 1, 888 Tianning Street, Liandu District
Lishui, Zhejiang Province
People’s Republic of China 323000
(Address of principal executive offices)

Jun Zhou, Chief Financial Officer
+86-057-1875555801
zhj@farmmi.com
Fl 1, Building No. 1, 888 Tianning Street, Liandu District
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,517,703 Ordinary Shares, excluding shares underlying outstanding warrants.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission (the “SEC”). Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

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

Item 3. Key Information

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended September 30, 2020, 2019 and 2018 and the selected consolidated balance sheets data as of September 30, 2020 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended September 30, 2018 have been derived from our audited consolidated balance sheet as of September 30, 2018, which is not included in this annual report. The selected consolidated statements of operations data for the years ended September 30, 2017 and 2016 and the selected consolidated balance sheet data as of ended September 30, 2017 and 2016 have been derived from our audited consolidated financial statements for the years ended September 30, 2017 and 2016, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars)

Statements of operations data:

	For the years ended September 30,
	2020	2019	2018	2017	2016
Revenues	$30,167,779	$30,841,875	$29,819,088	$26,665,601	$20,715,230
Gross profit	$4,964,536	$5,422,124	$5,067,615	$4,524,722	$3,343,814
Operating expenses	$2,863,521	$2,386,511	$1,989,687	$1,055,493	$474,361
Income from operations	$2,101,015	$3,035,613	$3,077,928	$3,469,229	$2,869,453
Provision for Income taxes	$35,331	$34,564	$9,063	$5,793	$269,367
Net income (loss)	$813,455	$(311,004)	$3,229,266	$3,270,346	$2,310,090
Earnings (loss) per share, basic	$0.05	$(0.03)	$0.29	$0.33	$0.23
Earnings (loss) per share, diluted	$0.05	$(0.03)	$0.27	$0.33	$0.23
Weighted average Ordinary Shares outstanding, basic	16,244,856	12,183,847	11,173,699	10,000,000	10,000,000
Weighted average Ordinary Shares outstanding, diluted	16,244,856	12,183,847	12,093,507	10,000,000	10,000,000

Balance sheets data:

	As of September 30,
	2020	2019	2018	2017	2016
Current assets	$37,022,171	$29,705,028	$21,339,634	$13,741,413	$13,053,584
Total assets	$38,191,746	$30,482,631	$22,075,997	$13,843,929	$13,135,055
Current liabilities	$8,367,387	$8,145,080	$2,221,900	$2,529,848	$5,847,672
Total liabilities	$9,036,589	$8,145,080	$2,862,355	$3,191,015	$5,847,672
Total stockholders’ equity (net assets)	$28,285,176	$21,498,503	$18,338,270	$9,756,338	$6,391,882

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

	For the years ended September 30,
	2020	2019	2018
Period Ended RMB exchange rate	$0.1470	$0.1401	$0.1456
Period Average RMB exchange rate	$0.1427	$0.1454	$0.1530

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

Risks Related to Our Business and Industry

We face risks related to health epidemics that could impact our sales and operating results.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”) first identified in Wuhan, Hubei Province, China and declared as a pandemic by the World Health Organization in March 2020. Any outbreak of contagious diseases, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to our operations, as well as temporary closures of our facilities and ports or the facilities of our customers and third-party service providers. Any disruption or delay of our customers or third-party service providers would likely impact our operating results and the ability of the Company to continue as a going concern. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that could affect demand for our products and significantly impact our operating results.

The coronavirus disease 2019 (COVID-19) has had a significant impact on our operations for the year ended September 30, 2020 and could materially adversely affect our business and financial results for the remaining months of the 2021 fiscal year.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, logistics service providers or distributors as a result of the impact from COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as raw material scarcity, pandemics, government shutdowns, disruptions in logistics, supplier capacity constraints, adverse weather conditions, natural disasters, fire, terrorism or other events. In December 2019, COVID-19 emerged in Wuhan, China. Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, the production and sales activities of the Company stopped during the end of January and February 2020, which adversely impacted the Company’s production and sales during that period. Although the production and sales resumed at the end of March 2020, the COVID-19 outbreak has had a significant adverse impact on our business and operations during the fiscal year ended September 30, 2020. The Company’s operations may be affected by the ongoing outbreak of COVID-19. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. A resurgence could negatively affect the sales, the collection of the payments from account receivables and the utilization of advances to suppliers. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date. If COVID-19 further impacts its production and sales, the Company’s financial condition, results of operations, and cash flows could continue to be adversely affected.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally China National Forest Products Corp. (“China Forest”) and China National Tree Seed Corporation (“China Tree Seed”), large state-owned enterprises under China Forestry Group Corporation. They are all unrelated parties. For the years ended September 30, 2020, 2019 and 2018, sales to China Forest accounted for 62.83%, 64.30% and 67.72% of our total revenue, respectively, and sales to China Tree Seed accounted for 14.14%, 7.07%, and 9.42% of our total revenue, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During each of the years ended September 30, 2020, 2019 and 2018, the following customers accounted for 10% or more of our revenues.

Customer Name	Year Ended September 30, 2020	Year Ended September 30, 2019	Year Ended September 30, 2018
China Forest	62.83%	64.30%	67.72%
China Tree Seed	14.14%	7.07%	9.42%

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We buy our supplies from a relatively limited number of suppliers.

During the year ended September 30, 2020, 2019 and 2018, our largest supplier accounted for approximately 40.85%, 50.08%, and 54.03% of our total purchases, respectively. During each of the years ended September 30, 2020, 2019 and 2018, we had two suppliers that accounted for 10% or more of our purchases.

Supplier Name	Year Ended September 30, 2020	Year Ended September 30, 2019	Year Ended September 30, 2018
Jingning Liannong Trading Co., Ltd.	40.85%	50.08%	27.32%
Qingyuan Nongbang Mushroom Industry Co., Ltd.	39.38%	39.58%	54.03%

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

We operate our business through our Chinese subsidiaries and VIE. Currently the agriculture industry is highly supported by the Chinese government. For example, to further strengthen and standardize the support of comprehensive agricultural development to the characteristic industries with agricultural advantages, the Chinese National Office of Comprehensive Agricultural Development has decided to carry out the compilation of The Plan for Comprehensive Agricultural Development to Support the Agricultural Advantage and Characteristic Industries (2019-2021) (the “New Plan”). Edible fungi are emphasized and classified as a “dominant and characteristic industry,” which may become the objects of policy-support issue in the future. However, the New Plan has not yet been formally approved and the final result remains to be further observed.

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

We currently receive incentives and support from our local government. Further, China has policy support for the agricultural sector. Because we export approximately 5.62% of our products for sale outside China, we are subject to the risk that foreign governments will view such support, either now or in the future, as unfair trade practices. If this were to happen, our products could be subjected to tariffs or other taxes that cause such products to be more expensive and thus less attractive to potential purchasers.

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

Our e-commerce strategy on Farmmi Liangpin Market has failed and our investment in Farmmi Jicai may not succeed too.

We have devoted significant resources to our decision to develop and expand our e-commerce business. We have built and developed our online store Farmmi Jicai targeting centralized procurement and our retail online store Farmmi Liangpin Market in China. We have recently closed our Farmmi Liangpin Market because the revenue did not reach to the expected level. We have no guarantee that we will be successful in operating Farmmi Jicai going forward. If we do not manage it effectively, our business prospects could be further impaired.

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

We have approximately $2,058,000 in outstanding bank loans as of September 30, 2020. The loans consisted of: (1) RMB9 million (equivalent of approximately $1.27 million) from Bank of China (Lishui Branch), facilitated on January 6, 2020 through Zhejiang Forest Food Co., Ltd. (“Forest Food”), our subsidiary, as working capital for six months, with the original maturity of July 6, 2020. The loan was repaid in full upon maturity and re-issued to us at RMB10 million (equivalent of approximately $1.47 million) on July 9, 2020 as working capital for one year, with a new maturity date of July 7, 2021. The loan is secured by the real property and land use right owned by Forasen Group Co., Ltd., a related party. The loan is also guaranteed by a related party Zhejiang Tantech Bamboo Technology Co., Ltd., and three third parties Zhejiang Lishui Xinyite Automation Technology Co., Ltd., Lishui Kaige Bearing Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, as well as two principal officers of the Company; (2) RMB4 million (equivalent of approximately $0.59 million) from Hangzhou United Rural Commercial Bank Co., Ltd., facilitated on November 13, 2019 through Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”), our subsidiary, as working capital for one year, with the maturity date of November 12, 2020. At maturity date, RMB0.6 million (equivalent of approximately $88,200) was repaid, the remaining balance of RMB3.4 million (equivalent of approximately $499,800) was extended to May 10, 2021. The loan was secured by an office property and land use right owned by Zhejiang Tantech Bamboo Technology Co., Ltd., a related party of the Company. While we believe we have adequate capital to repay this bank loan at present, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, we could be subject to penalty and our business could be negatively affected.

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

We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. In the years ended September 30, 2018, 2019 and 2020, our operating cash flow was negative. Our related parties including our major shareholders and affiliate companies, are willing to provide us financial support. However, it is possible for us to have negative cash flow again in the future, and for our related parties to be unable to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

We have in the past guaranteed third parties’ debt; if we guarantee third parties' debt in the future, a failure by such parties to repay their debts may be enforced against our company.

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

Feiyan subsequently defaulted on its debt and Forasen Group entrusted Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”) to repay the money on Forasen Group’s behalf. Accordingly, FLS Mushroom signed a credit transfer agreement with Bank of China by which it promised to honor the guarantee in Forasen Group’s place.

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

While 2018 saw the Renminbi’s depreciation against the U.S. dollar, 2019 and 2020 saw the Renminbi’s appreciation against the U.S. dollar. We are subject to exchange rate risk between U.S. dollar and Renminbi because we sell our products in U.S. dollar from time to time, and our export distributors settle in U.S. dollar and these distributors may also be affected by U.S. dollar exchange rate. Among our export sales in the year ended September 30, 2020, approximately 35.15% were sold to U.S., approximately 29.18% were sold to Canada, approximately 17.82% were sold to Japan, and approximately 17.85% were sold to other countries. Settlement currency is USD for export transactions no matter what the destination country is.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

While we conducted a private placement in November 2018 and we have outstanding bank loans, we may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

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

Forest Food and Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) focus on producing and selling small packages of dried edible fungi. The sales peak is from December to January, as customers spend more on food including edible fungi to prepare for coming holidays.

Our bank accounts are not fully insured or protected against loss.

We maintain our cash with various banks located in mainland China. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or escrow agent.

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

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key person life insurance on any of our senior management, including Ms. Zhang. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense, and the pool of suitable candidates is limited. We may be unable to quickly locate a suitable replacement for any senior management that we lose. In addition, if any member of our senior management joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although some of our senior management of Forest Food and Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) have signed confidentiality agreements in connection with their employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management.

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

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

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

We are subject to exchange rate risk between U.S. dollar and Renminbi because we sell our products in U.S. dollar from time to time, and our export distributors settle in U.S. dollar and these distributors may also be affected by U.S. dollar exchange rate. If China’s currency appreciates, our products may become more expensive to export to other countries and our sales may be negatively affected by the appreciation.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and most of our PRC subsidiaries, (Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”), Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), Suyuan Agriculture, FLS Mushroom, Forest Food and Farmmi Food), are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our e-commerce websites (Farmmi Jicai and Farmmi Liangpin Market which we recently closed) in China through contractual arrangements with our VIE and its shareholder. These contractual arrangements provide us with effective control over our VIE and enable us to receive substantially all of the economic benefits of our VIE in consideration for the services provided by our foreign-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our VIE when permissible under PRC laws. For a description of our VIE structure and these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure  — Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).”

Based on the advice of our PRC legal counsel, Zhejiang Zhengbiao Law Firm, the corporate structure of our VIE in China are in compliance with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIE or our right to receive their economic benefits, we would no longer be able to consolidate the VIE. Our VIE was engaged in the operation of our own e-commerce websites, which were established in August 2016. Our VIE had revenue of $4,558,854, $6,184,460 and $3,369,258 in the year ended September 30, 2020, 2019 and 2018, respectively.

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

Xinyang Wang, a daughter of Mr. Zhengyu Wang, one of the directors of our Company and Ms. Yefang Zhang, our Chairwoman and Chief Executive Officer, is the sole shareholder of our VIE. The Exclusive Call Option Agreement between Suyuan Agriculture, Xinyang Wang and our VIE Nongyuan Network provides that Nongyuan Network may not conduct key actions without the prior written consent of Suyuan Agriculture, such as amending its articles of association. See “Item 4. Information on the Company — C. Organizational Structure — Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).” However, the list of these key actions may not be comprehensive enough to protect us. For example, the key actions requiring Suyuan Agriculture’s prior written consent exclude entering into material contracts in the ordinary course of business. It is possible that contracts entered by Nongyuan Network in the ordinary course of business, such as procurement agreements with exceptionally high amount, may be detrimental to its business. As we are obligated to absorb all of our VIE’s loss from its activities, entry in these agreements by our VIE may cause our loss.

The shareholder of our VIE may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with him and our VIE. Any failure by our VIE or its shareholder to perform his obligations under our contractual arrangements with him would have a material adverse effect on our business and financial condition.

Xinyang Wang is the sole shareholder of our VIE. She may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with her and our VIE. If our VIE or its shareholder fails to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholder of Nongyuan Network were to refuse to transfer her equity interests in Nongyuan Network to us or our designee when we exercise the call option pursuant to these contractual arrangements, if she transferred the equity interests to other persons against our interests, or if she were otherwise to act in bad faith toward us, then we may have to take legal actions to compel her to perform his contractual obligations.

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

Xinyang Wang, a daughter of our CEO and Chairwoman Yefang Zhang and Zhengyu Wang, one of our directors, is the shareholder and executive director (legal representative) of our VIE Nongyuan Network, and the executive director (legal representative) of Suyuan Agriculture. As Xinyang Wang is affiliated with both parties of the contractual arrangements, conflicts of interest may arise for Xinyang Wang. For example, it is in Suyuan Agriculture’s interest to collect as much service fees as possible from Nongyuan Network. However, as the shareholder and executive director (legal representative) of Nongyuan Network, Xinyang Wang may have personal benefits to limit the service fees paid by Nongyuan Network to Suyuan Agriculture. We cannot assure you that when conflicts of interest arise, this equity holder will act in the best interests of our company or that such conflicts will be resolved in our favor. We currently rely on Xinyang Wang to comply with the laws of China, which protect contracts. We also rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholder of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six PRC regulatory agencies in 2006 and amended in 2009, and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if  (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our First Amended and Restated Memorandum and Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors (the “Board of Directors”) may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider the company’s interests, and the interests of its shareholders as a whole, which may differ from the interests of one or more of its individual shareholders. See “Item 16.G. Corporate Governance.”

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

A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by The Nasdaq Stock Market LLC (“Nasdaq”), and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on Nasdaq in the future.

On April 21, 2020, the SEC and PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed an act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

22

Our auditor, Friedman LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. However, the above recent developments have added uncertainties to our continued listing on Nasdaq in the future, to which Nasdaq may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Currently we have not established and maintained effective disclosure controls and procedures. In addition, there are material weaknesses in our internal control over financial reporting. Among other things, We did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our control did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts. . We also have not established sufficient risk assessment in accordance with the requirement of COSCO 2013 Framework. In addition, we have not established an internal control department and had a lack of adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned. As a result, our internal control over financial reporting was not effective as of September 30, 2020. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

As a publicly listed company, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

Since our Ordinary Shares became listed on The Nasdaq Capital Market on February 2018, the trading price of our Ordinary Shares has ranged from US$ 0.31 to US$ 10.3234 per Ordinary Share, and the last reported trading price on January 26, 2020 was US$ 1.42 per Ordinary Share. The trading prices of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Although we have regained compliance with Nasdaq listing requirements, we may fail to comply with Nasdaq’s minimum bid price requirement again or any other listing requirements, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods.

On February 3, 2020, we received a notification letter (the “Notice”) from The Nasdaq Capital Market advising us that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s ordinary shares had closed below the $1.00 per share minimum required for continued listing on The Nasdaq Capital Market pursuant to the NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”). We were provided 180 calendar days, or until August 3, 2020, to regain compliance with the Minimum Bid Price Rule. On April 17, 2020, The Nasdaq Capital Market informed us that given the extraordinary market conditions, Nasdaq determined to toll the compliance periods for bid price and market value of publicly held shares requirements through June 30, 2020. Accordingly, we had 107 calendar days from July 1, 2020, or until October 15, 2020, to regain compliance. We were unable to regain compliance with the Minimum Bid Price Rule by October 15, 2020. On October 19, 2020, The Nasdaq Capital Market granted us an additional 180 calendar days, or until April 13, 2021, to regain compliance with the $1.00 per share minimum required for continued listing on The Nasdaq Capital Market pursuant to the Minimum Bid Price Rule. On January 11, 2021, we received a notice from The Nasdaq Capital Market indicating we had regained compliance.

It is possible that we will fail to comply with the continued listing requirement of Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. If so, and Nasdaq may delist our shares if we cannot regain compliance timely.

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

Item 4. Information on the Company

A. History and Development of the Company

FMI is a Cayman Islands holding company incorporated on July 28, 2015. We conduct our operations in China principally through our foreign-owned PRC subsidiaries. FMI’s registered office is at the office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Its registered office’s telephone number is +1.345.745.5100. Farmmi, Inc.’s agent in the U.S. is Ningfang Liang, with the address of 65 Grassman PI. Berkeley Heights, NJ 07922.

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

Historical Timeline

•	November 1994: our Chairwoman and CEO Ms. Yefang Zhang and her husband Mr. Zhengyu Wang founded Lishui Jingning Huali Co., Ltd. in China to start edible fungi business by selling dried edible fungi.

•	May 2003: Forest Food was established in China.

•	December 2006: We passed ISO 22000 certification.

•	December 2008: We passed QS certification.

•	August 2010: We passed BRC certification.

•	March 2011: FLS Mushroom was established in China.

•	July 2015: Farmmi, Inc. was incorporated in the Cayman Islands.

•	August 2015: Farmmi International was incorporated in Hong Kong.

•	December 2015: Nongyuan Network was established in China.

•	December 2015: Suyuan Agriculture was established in China.

•	May 2016: Farmmi Enterprise was established in China.

•	July 2016: Farmmi Technology was established in China.

•	December 2016: Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) began operating.

•	February 2018: FMI completed its initial public offering and its Ordinary Shares commenced trading on Nasdaq under the symbol “FAMI.” We raised approximately $6 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

•	May 2018: Farmmi Food started operation in China.

•	August 2018: Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) was restructured as two online stores: Farmmi Jicai (www.farmmi88.com) targeting centralized procurement and Farmmi Liangpin Market (www.farmmi.com) targeting direct retail for consumption.

•	November 2018: FMI completed a $7.5 million private placement (the “Private Placement”) with an institutional investor. The securities sold by the Company in the Private Placement consisted of (a) senior convertible notes with an aggregate principal amount of $7,500,000 (the “Notes”) which are initially convertible into an aggregate of 1,198,084 of the Company’s Ordinary Shares at the rate of $6.26 per share and (b) warrants to purchase an aggregate of 800,000 Ordinary Shares at an exercise price of $6.53 per share (the “Investor Warrants”). We also issued warrants to purchase an aggregate of 119,808 Ordinary Shares for an exercise price of $7.183 per share to the placement agent (the “Placement Agent Warrants,” and together with the Investor Warrants, the “Warrants”).

•	December 2018: in connection with the Private Placement, FMI filed a registration statement with the SEC on Form F-1 (Registration No. 333-228677), which was amended by Pre-Effective Amendment No. 1 to Form F-1 filed with the SEC on February 4, 2019 (as amended, the “F-1 Registration Statement”). The F-1 Registration Statement was declared effective by the SEC on February 12, 2019.

•	March 2019: Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”) was established under the laws of the PRC. Nongyuan Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.

•	November 2019: in connection with the Private Placement, FMI filed a post-effective registration statement with SEC Amendment No. 1 to the F-1 Registration Statement on Form F-3 (the “Post-Effective Amendment No. 1”). The Post-Effective Amendment No. 1 was declared effective by the SEC on December 3, 2019.

•	December 2019: Xinyang Wang, as the new shareholder of Nongyuan Network, signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”) with Nongyuan Network and Suyuan Agriculture.

•	May 2020: to clarify the legal effect of the Original VIE Agreements (as defined below) and to sustain the effective control over Nongyuan Network by the Company, Nongyuan Network and Suyuan Agriculture signed a series of documents with the effective date of December 10, 2019.

•	July 2020: Farmmi Food moved into to a new production facility at Farmmi's No. 888 Tianning Street location in Lishui, Zhejiang Province.

•	September 2020: at the 2020 annual shareholder meeting of the Company, the shareholders approved a ordinary resolution that the authorized share capital of the Company be increased from US$ 20,000 divided into 20,000,000 ordinary shares of US$ 0.001 par value each to US$ 200,000 divided into 200,000,000 ordinary shares of US$ 0.001 par value each.

•	December 2020: we closed Farmmi Liangpin Market, including the mobile application and the WeChat mini program.

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

We sell most of our products to domestic distributors in China, which then sell in China and internationally. In the year ended September 30, 2020, we sold approximately 93% of our products in China and 7% internationally, including USA, Japan, Canada, and other countries. In addition, we sell products online through our own e-commerce platforms, Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat; closed on December 31, 2020). We tested a few offline stores in Hangzhou, Zhejiang but closed them by March 2020 due to the impact of the COVID-19 outbreak.

Our typical agreements with the distributors which sell the products in China, such as China Forest and China Tree Seed, provide that payment is due upon receipt of a value-added tax invoice, and the customer should make the payment by bank’s acceptance bill or wire transfer. Delivery is set at our factory, and the customer is responsible for the cost of transportation. Products are deemed to be accepted upon receipt unless the customer rejects the delivery. Our cooperation with other distributors which sell products in China is similar, except the delivery is set at the distributor’s warehouse. For new clients, we may require full payment before we deliver the products to them.

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

Although our online sales only accounted for about 15.11%, 20.05% and 11.32% of our total sales in the fiscal years 2020, 2019 and 2018, respectively, we plan to continue investing in, and developing our e-commerce system because of e-commerce’s big business potential. From June 2012 to June 2016, the number of Chinese netizens increased 32%, from 537,600,000 to 709,580,000. From December 2015 to June 2016, Chinese users of internet shopping increased 8.3%, from 413,250,000 to 447,720,000. From 2011 to 2015, Chinese e-commerce industry market scale increased 135%, from RMB 6.3 trillion to RMB 14.8 trillion.

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

Our Products

Currently we have the following major brands:

Our subsidiary Farmmi Food is certified and authorized to use the brand of Lishui Shangeng. Lishui Shangeng is a regional public brand signifying high-quality agricultural products in Lishui and other cities in Zhejiang. To receive the certification, the products must demonstrate a proper ecological agricultural environment and meet the strict requirements of "Three Products and One Indication" (pollution-free agricultural products, green food, organic agricultural products and geographical indications of agricultural products) through third-party evaluation and certification.

Lishui Shangeng

In the fiscal year ended September 30, 2020, we mainly process and/or sell four categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products.

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

Other agricultural products (as of December 31, 2020)

Historically, we only sold green tea products in this category on our online store farmmi88.com/farmmi.com, and have stopped selling them in and since the six months ended March 31, 2018. In August 2018, we restructured farmmi88.com/farmmi.com to two different online stores: Farmmi Jicai (farmmi88.com) and Farmmi Liangpin Market (previously farmmi.com; later switched to mobile application and mini program on WeChat). Before we closed Farmmi Liangpin Market on December 31, 2020, we used to have over 400 kinds of products in Farmmi Liangpin Market. This category of products helped diversify our product categories and helped lead us into expanding our online platform of healthy products.

We process and package all of the dried edible fungi on our own, and purchase and sell all the other agricultural products from other manufacturers or companies. There are two ways to sell other agricultural products. The first way is that we may provide our packing materials or requirements to the manufacturers to package. After packaging, these manufacturers may deliver the products to us, or may deliver the products to our clients on behalf of us. We haven’t used this way yet. The second way is that we used our Farmmi Liangpin Market to sell other companies’ products. For example, we sold crabs provided by Panjin Zhongtong Food Ltd. Co. (“Zhongtong”). Zhongtong is a company based in Panjin, Liaoning Province, When there was an order of the crabs at our Farmmi Liangpin Market, we informed Zhongtong which would deliver the crab product directly to the client. We make our profits from the difference between the selling price and the purchase price offered by these manufacturers.

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

Previously, we purchased all raw materials directly from various family farms. In March 2016, some of the family farms we cooperated with established JLT and QNMI as co-operatives to represent local family farms. On April 1, 2016, we entered into a three-year framework purchase agreements with each of JLT and QNMI. The framework purchase agreements were renewed for another three years in April 2019 upon expiration. Since April 2016, we switched to JLT and QNMI for the majority of our purchases from individual family farms. Therefore, since the year ended September 30, 2016, JLT and QNMI, have been our major suppliers. For the years ended September 30, 2020, 2019 and 2018, JLT and QNMI contributed 39% and 41%, 50% and 40%, and 27% and 54% of our raw material supplies, respectively. The allocation of our total purchases vary from time to time between these two major suppliers depend upon the specific needs of our clients at certain point of time. JLT is located in Jingning County and QNMI is located in Qingyuan County. These two counties, are famous for growing different kinds of edible fungi due to their unique geographic characteristics. As such, we order different types of mushrooms from these two companies. For instance, when we need flower Shiitake, we order it from JLT since Jingning County is famous for growing flower Shiitake. When we need Dengwai Shiitake, we order it from QNMI since Qingyuan County is famous for growing Dengwai Shiitake. Therefore, their respective supplies to us vary from time to time. As the quantity of different kinds of edible fungi ordered by our clients vary, the quantitative allocation of supplies among JLT, QNMI and other family farms changes.

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

Quality Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period
China Quality Certification Centre	Food Safety Management System Certificate	Forest Food	GB/T 27341-2009/GB 14881-2013	Processing of dried Shiitake and dried Mu Er	2018.10.15 to 2021.10.25

Intertek Certification Ltd	BRC Certificate of Registration	Forest Food	BRC Global Standard for Food Safety	Processing of dried cultivated edible fungi products by sorting, drying and packing in plastic bags	2020.9.14 to 2021.10.25

China Quality Certification Centre	HCCP system Certificate	Forest Food	GB/T 27341-2009/GB 14881-2013	Processing of Dried Mushroom and Dried Black Fungus	2020.9.14 to 2021.10.25

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

Most of our products are sold in China. The chart below is a breakdown of total revenues by geographic market for the years ended September 2020, 2019 and 2018, respectively.

	Year ended September 30, 2020	Year ended September 30, 2019	Year ended September 30, 2018
International Markets	5.62%	6.83%	8.96%
Domestic Markets	94.38%	93.17%	91.04%
Total	100%	100%	100%

International Markets and Customers

The majority of our export items are dried Shiitake and dried Mu Er. They are sold to international markets through a related party, Forasen Group (until March 2018), and unaffiliated trading companies in China. Currently we export dried edible fungi including dried Shiitake and dried Mu Er. In the fiscal year 2020, approximately 82.15% of our export revenues are from Japan, the United States and Canada (including approximately 17.82% from Japan, approximately 35.15% from U.S., and approximately 29.18% from Canada). The remaining approximately 17.85% of our export revenues are from other countries.

The following is a list of selected international customers, their respective nations, the distributors and the brands.

Country/Area	Customer	Brand
Japan	Maruhan Co., Ltd	OEM

Korea	H-MART Group	OEM

United States	Rhee Bros., Inc.	OEM

Canada	Loblaws Supermarkets	OEM

Europe (England and Romania)	Processing manufacturers, supermarkets and restaurants	OEM

Middle East	Processing manufacturers, supermarkets and restaurants	OEM and Forasen

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

Domestic Markets and Customers

Products from all four categories of our products are sold in China. Our domestic sales depend heavily on our major clients, China Forest and China Tree Seed. These two companies collectively attribute to 76.97%, 71.37% and 77.14% of our total sales for the years ended September 30, 2020, 2019 and 2018, respectively. Our largest customers, China Forest and China Tree Seed, have both been customers for five years, and we strive to continue exceeding their expectations to nurture this relationship in the future.

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

We also have online sales in China. In the fiscal years 2020, 2019 and 2018 online sales accounted for about 15.11%, 20.05% and 11.32% of our total sales, respectively. We have expanded our products sold to include non-fungi agricultural products, such as crabs and oranges. They are sold through our online store Farmmi Liangpin Market. For details of our online distribution channels, see “Item 4. Information on the Company — B. Business Overview — E-Commerce of Agricultural Products.”

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

In August 2018, we restructured Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) to two online stores: Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (www.farmmi.com). Farmmi Jicai (www.farmmi88.com) keeps all the members of the original Farmmi Liangpin Market and only sells our edible fungi products under Forasen brand and Farmmi Liangpin brand. Farmmi Liangpin Market (initially www.farmmi88.com; later switched to mobile application and mini program on WeChat) was a new online store. It sold our edible fungi products under Farmmi Liangpin brand and Puyangtang brand, as well as other agricultural products we purchase from third party manufacturers. In connection to the reconstruction, we closed our stores at JD.com and Tmall.com in March 2018 and June 2018, respectively. We also closed our Taobao store in 2019.

In May 2019, we tested Farmmi Baba, a new e-commerce platform operated as a mini program on WeChat, to provide bulk orders of vegetables. Due to inactive business, we have terminated its operation.

On December 31, 2020, we closed our Farmmi Liangpin Market because the revenues did not justify the costs and expenses.

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

After we closed Farmmi Liangpin Market, currently we operate the following online store:

Online Store	Owner	Products Sold	Established on	Targeted Customers
Farmmi Jicai (www.farmmi88.com )	Hangzhou Nongyuan Network Technology Co., Ltd.	Edible fungi products produced by us (brands: “Farmmi” and “Forasen”)	August 2016	Centralized Procurement

Our online sales have been generated by (1) the centralized procurement personnel who buy bulk edible fungi products on behalf of restaurants and cafeterias and (2) direct retail to individual consumers. Most of our offline sales are wholesale and a small percentage is the sales to the centralized procurement personnel who buy bulk edible fungi products on behalf of restaurants and cafeterias. We also established a few offline retail stores in Hangzhou, Zhejiang but closed them by March 2020. The percentages of our online sales and our offline sales are as below:

	Year Ended September 30, 2020	Year Ended September 30, 2019	Year Ended September 30, 2018
Online Sales	15.11%	20.05%	11.32%
Offline Sales	84.89%	79.95%	88.68%

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

2. Farmmi Liangpin Market (initially www.farmmi88.com; transferred to mobile application and mini program on WeChat; closed on December 31, 2020)

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

Before we closed Farmmi Liangpin Market, the customers could use mobile application or mini program on WeChat to access it.

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

2. Lack of experience in E-commerce. We have devoted resources to our decision to build, develop and reconstruct our online stores. We have closed Farmmi Liangpin Market due to unsuccessful operation. Farmmi Jicai is the only online store we have right now. It is not well known by consumers yet, and we do not have rich experience in e-commerce operation. As a result, we have no guarantee that we will be successful in Farmmi Jicai. If we do not manage it effectively, our business prospects could be impaired.

Competitive Position

Mushroom cultivation in the Lishui area of China has a history going back 1,800 years, and the region is famous throughout China for producing some of the finest quality, best flavored mushrooms available. Our region is known as the “Hometown of Mushrooms in China” and the “Hometown of Mu Er in China.” Since 2005, our region has also held China’s Qingyuan Mushroom Festival, and Lishui has established a mushroom museum to introduce the long history of mushroom planting and mushroom eating in China. So it is not surprising that some of our biggest competitors are also in the Lishui area.

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

2016 Famous Brand Products in Lishui

2017

Healthy Products with Premium Quality in China’s Longevity Village (authorized to use “Longevity” mark for three years)

Listed Brand selected by China Edible Fungi Business Website and Edible Fungi Market

2019

Yangtze River Delta Famous Food Honor

Top Ten Excellent Enterprise by Zhejiang Edible Fungi Association

2020

China Mushroom Industry Development Boom Observation Unit by China Edible Fungi Association

Eco-premium agricultural products by Lishui government (Black Fungus and dried mushrooms).

Business Development Efforts

Our business development efforts focus on developing e-commerce platforms, web-based products and applications of new technologies. We believe technological innovations will help our Company achieve its long-term strategic objectives.

Our business development employees provide technology support to the family farms in need, improve the technology used in our production, and help with the maintenance of our online stores. Over the past three fiscal years, we spent, in aggregate, RMB 12,400 for intellectual property and RMB 3,966,376 on software and website development, technical service and product design.

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

We have set up a WeChat official account called Farmmi Liangpin since the end of 2016. The WeChat official account is a cooperation and promotion service launched for famous persons, government, media and enterprises, provided by Tencent, a provider of Internet value added services in China. By introducing knowledge of edible fungi and Farmmi’s events, we use this official account to market our company.

Capital Expenditures and Divestitures

We had capital expenditures of approximately $ 0.25 million, $ 0.1 million and $ 0.1 million for the years ended September 30, 2020, 2019 and 2018, respectively for equipment and plant renovation and development.

We do not have any principal capital expenditures or divestitures since the beginning of the last three fiscal years to the date of this report or any principal capital expenditures or divestitures in progress.

Governmental Support

Our local government has been supporting our development in different ways, including providing subsidies. The following chart is a summary of selected projects.

Year	Governmental Agency	Project	Subsidy Amount (RMB)
2014	Liandu District, Lishui City	Support the development of local economy and facilitate financing of enterprises	20,000

2014	Liandu District, Lishui City	Special fund of stable increase of foreign trade	25,000

2014	Liandu District, Lishui City	Attend Japan Food Fair	23,500

2015	Liandu District, Lishui City	Attend Japan Food Fair	27,000

2015	Liandu District, Lishui City	Attend French Food Fair	41,000

2015	Liandu District, Lishui City	Attend ANUGA	29,000

2015	Liandu District, Lishui City	Attend ANUGA	84,000

2017	Liandu District, Lishui City	SC (food production certificate) Authentication	20,000

2018	Liandu District, Lishui City	IPO Reward	2,026,980

2019	Liandu District, Lishui City	Support the development of local economy and facilitate financing of enterprises	20,000

2020	Liandu District, Lishui City	Patent fee subsidy	600

		Support foreign trade and economic development	189,600

		Employee return to work allowance	611

		Reward for foreign trade growth	669,400

		Job security subsidy	36,853

		Rent subsidy for epidemic situation	15,500

		Support for small, medium and micro enterprises	25,000

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

Industry Development

By attending local and national industry associations, we take the responsibility of helping develop our industry. Below list shows some of our involvement with industry associations:

Association	Position	Activities
China Edible Fungi Industry Association	Member Entity	Attend various industry meetings such as the Sixth Member Representative General Meeting on October 28, 2015; share and communicate industry information, such as the M&A opportunities and operation of edible fungi industry.

Zhejiang Province Edible Fungi Industry Association	Vice Chair Entity	Attend meetings such as Zhejiang Edible Fungi Meeting and Zhejiang Edible Fungi Production and Sale Flourishing Meeting.

Zhejiang Province Lishui City Food Industry Association	Chair Entity	Organize events such as Lishui Food Industry Seminar and Lishui Food Fair.

Zhejiang Province Modern Agricultural Association of	Member Entity	Attend meetings such as Industry Leader Meeting

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

The vast majority of our business is processing and/or selling agricultural products, as well as selling our products on third-party e-commerce websites. Based on the advice of our PRC legal counsel, Zhejiang Zhengbiao Law Firm, PRC laws and regulations allow foreign-owned entities to conduct such business directly, rather than through contractual VIE agreements. To comply with the above mentioned foreign ownership restrictions, we operate our e-commerce websites in China through Nongyuan Network, which is owned by Mr. Zhengyu Wang, a PRC citizen, and is controlled by Suyuan Agriculture, our PRC subsidiary, through a series of contractual arrangements. Nongyuan Network is the holder of the domain names, trademarks and facilities necessary for daily operations of our e-commerce websites in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

C. Organizational Structure

Our current corporate structure is as follows:

Farmmi, Inc. (“FMI”)

FMI is the listing company. It was incorporated on July 28, 2015 under the Companies Law (as revised) of the Cayman Islands as an exempted company limited by shares. The authorized share capital of the Company is US$20,000 divided into 20,000,000 Ordinary Shares of Ordinary Shares of US$0.001 par value per share, in such class or classes as the company’s Board of Directors may designate from time to time. FMI has full power and authority to carry out any business not prohibited by Cayman Islands law; provided, however, that the company may not operate the business of a bank, trust company, insurance business or company manager unless it obtains the proper licensure in the Cayman Islands for such businesses. As of the date of this report, FMI has issued 20,517,703 Ordinary Shares, excluding the 154,560 underlying the warrants issued in our initial public offering (“IPO Warrants”), 800,000 underlying the Investor Warrants and 812,694 underlying the Placement Agent Warrants.

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

Ms. Xinyang Wang, the daughter of our CEO and Chairwoman Ms. Yefang Zhang, Suyuan Agriculture and Nongyuan Network signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”). Foreign investment in Internet companies is currently subject to significant restrictions under PRC laws and regulations. As a Cayman Islands holding company, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the online service industry requires the foreign investor to possess certain qualifications, which we do not have, and one of our PRC subsidiaries, Suyuan Agriculture, is considered a foreign invested enterprise by virtue of its ownership by Farmmi Enterprise and Farmmi Technology, both of which are WFOEs. As a result, Suyuan Agriculture is restricted from holding the licenses that are essential to the operation of our e-commerce websites. See “Item 4. Information on the Company — B. Business Overview — Regulations”. As a result, Suyuan Agriculture has entered into a series of contractual arrangements with Nongyuan Network and we exercise effective control over the operations of Nongyuan Network. We conduct our e-commerce websites in China through Nongyuan Network, which we treated as our consolidated affiliated entity in China. The Xinyang Wang VIE Agreements were entered into in December 2019 to replace the agreements signed by Zhengyu Wang, the previous owner of Nongyuan Network, Suyuan Agriculture and Nongyuan Network (the “Original VIE Agreements”). These contractual arrangements enable us to exercise effective control over Nongyuan Network and receive all of the economic benefits from it.

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

Proxy Agreement.   Suyuan Agriculture, Xinyang Wang and Nongyuan Network entered into a proxy agreement. Xinyang Wang as the sole shareholder of Nongyuan Network irrevocably authorizes Suyuan Agriculture to exercise her rights as an equity holder of Nongyuan Network, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of her equity interests therein pursuant to the exclusive call option agreement. During the term of the proxy agreement, Nongyuan Network may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Power of Attorney.   Pursuant to the Proxy Agreement, Xinyang Wang, as the sole shareholder of Nongyuan Network, entered into an irrevocable power of attorney appointing Suyuan Agriculture as the attorney-in-fact to act on her behalf on all matters pertaining to Nongyuan Network and to exercise all of her rights as the sole shareholder of Nongyuan Network, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of his equity interests therein pursuant to the exclusive call option agreement. The power of attorney with Xinyang Wang expires when the proxy agreement terminates, Suyuan Agriculture appoints another person pursuant to the proxy agreement, or Xinyang Wang, as appointee of Suyuan Agriculture, dies or loses her civil capacity.

As a result of the Proxy Agreement and Power of Attorney, we, through Suyuan Agriculture, are able to exercise management control over the activities that most significantly impact the operation results of Nongyuan Network.

Exclusive Call Option Agreement.   Suyuan Agriculture, Xinyang Wang and Nongyuan Network entered into an exclusive call option agreement, pursuant to which Suyuan Agriculture has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Nongyuan Network from its sole shareholder, Xinyang Wang.

Without the prior written consent of Suyuan Agriculture, Nongyuan Network may not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract with a value of more than RMB 300,000 (US$ 45,617) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. For potential risks, see “Item 3 — Key Information — Risk Factors — Risks Related to Doing Business in China — Our VIE may conduct actions which cause our loss.” Xinyang Wang agrees that, without the prior written consent of Suyuan Agriculture, she will not dispose of his equity interests in Nongyuan Network or create or allow any encumbrance on his equity interests. We have been advised by our PRC legal counsel, Zhejiang Zhengbiao Law Firm, that the exclusive purchase option granted to Suyuan Agriculture under the exclusive call option agreement comports with PRC laws.

The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that Xinyang Wang actually pays to Nongyuan Network regarding the equity, whichever is higher. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is higher. The exclusive call option agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Equity Pledge Agreement.   Suyuan Agriculture, Xinyang Wang and Nongyuan Network entered into an equity pledge agreement, under which Xinyang Wang pledged all of her equity interests in Nongyuan Network to Suyuan Agriculture as collateral to secure performance of all of his obligations under the exclusive consulting and service agreement, the exclusive call option agreement and the proxy agreement. If any event of default as provided for therein occurs, Nongyuan Network, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. Xinyang Wang agrees that, during the term of the equity pledge agreements, she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and she also agrees that Suyuan Agriculture’s rights relating to the equity pledge should not be prejudiced by the legal actions of the shareholder, his successors or designates. During the term of the equity pledge, Suyuan Agriculture has the right to receive all of the dividends and profits distributed on the pledged equity. On December 1, 2019, Suyuan Agriculture, Xinyang Wang and Nongyuan Network have completed the registration of the equity pledge with the relevant office of SAIC in accordance with the PRC Property Rights Law.

Through the current contractual arrangements, we established a contractual relationship with Xinyang Wang, the sole shareholder and executive director (legal representative) of our VIE Nongyuan Network. Pursuant to these agreements, Xinyang Wang irrevocably authorized Suyuan Agriculture to exercise voting rights and all other rights as the shareholder and pledged all of her equity interests in our VIE to Suyuan Agriculture as collateral to secure performance of all of her obligations under these agreements. We have relied and expect to continue to rely on contractual arrangements with Xinyang Wang to operate our e-commerce websites. However, Xinyang Wang may have potential conflicts of interest with us and may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with her and our VIE. Any failure by our VIE or Xinyang Wang to perform her obligations under our contractual arrangements with her would have a material adverse effect on our business and financial condition. See “Item 3 — Key Information — Risk Factors — Risks Related to Doing Business in China — The shareholders and director of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our e-commerce websites.”

We have been advised by our PRC legal counsel, Zhejiang Zhengbiao Law Firm, that the ownership structure and the contractual arrangements among Suyuan Agriculture, Xinyang Wang and Nongyuan Network, will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of  “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3 — Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”)

We set up Farmmi E-Commerce with the plan to use it to operate online stores in the future. As an E-commerce company in Lishui, it enjoys beneficial tax policies. It was established on March 22, 2019 under the laws of the PRC with initial registered capital of RMB 5 million. The operating period on Farmmi E-Commerce’s business license is from March 22, 2019 and there is no expiration date. The business scope of Farmmi E-Commerce covers technology development, technology service, technology consultancy and transfer of achievements: network technology, computer soft/hardware and electronic products; online sales; retail or wholesale of edible agricultural products (other than food and medicines), pre-packaged food and bulk food.

Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.

D. Property, Plants and Equipment

We do not own any real property. We rent our factories in Lishui from two related parties, Zhejiang Tantech Bamboo Technology Co., Ltd. and Forasen Group, for processing dried edible fungi and a floor in an office building in Hangzhou from third parties. The following is a list of our properties we rent:

Lessee	Property	Land/Building Use Term	Space (m2)		Productive Capacity (ton)		Extent of Utilization	Products Processed
Farmmi Food (used by Forest Food and FLS Mushroom)	# 5 Building, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province	July 14, 2020 – July 13, 2030	1,914	(1)	675		87%	Shiitake, Mu Er, other edible fungi
Farmmi Food	1st floor of #1 Building, 888 Tianning Street, Lishui City, Zhejiang Province	August 1, 2020 – July 31, 2021	936.84	(2)	1,000		90%	Shiitake, Mu Er, other edible fungi
	Basement of #1 Building, 888 Tianning Street, Lishui City, Zhejiang Province	August 1, 2020 – July 31, 2021	1,873.68		N/A	(3)	70%	N/A
Nongyuan Network	Unit 1804-1, DiKai Yinzuo, 29 Jiefang East Rd, Jianggan District, Hangzhou City, Zhejiang Province	July 15, 2020 – July 14, 2023	466.35		N/A	(4)	90%	N/A

(1) It includes storage area of 854.00 m2, factory of 757.00 m2, office area of 54.6 m2 and other area of 248.4 m2.

(2) The first floor includes storage area of 599.24 m2, factory of 256.00 m2, office area of 28.80 m2 and other area of 52.80 m2.

(3) The floor -1 is mainly used as storage area.

(4) The whole area is used as office.

Fixed assets at our properties consist of office equipment, buildings, structures, ancillary facilities, and equipment for processing and packaging our products.

None of our property is affected by any environmental issues that may affect our use of the property. At present, we do not have any material plans to construct, expand or improve our facilities.

Our Plants and Warehouse

In 2020, we moved our facilities from No. 307, Tianning Industrial Area to No. 5 building at 888 Tianning Street, where we already had a plant at No. 1 building. The move helped us conduct all the production at one location and increase our efficiency.

We have a warehouse at No. 1 building, 888 Tianning Street and 70% of the warehouse is being used.

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

During the fiscal year ended September 30, 2020, 94.38% of our products were sold in China to domestic distributors and the remaining 5.62% were sold internationally, including USA, Japan, Canada and other countries, through distributors. We tested a few offline stores in Hangzhou, Zhejiang but closed them by March 2020 due to the impact of the COVID-19 outbreak. In addition, in order to enhance our e-commerce marketing presence, we developed our own e-commerce websites Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat; closed on December 31, 2020).

Our total revenues for the year ended September 30, 2020 decreased by $0.7 million or 2.19%, compared to the same period in 2019. We expect our sales of edible fungi products will grow in the coming years, as the consumption of fungi products in China has been rising significantly, and edible fungi has become one of the most important parts of planting industry. Meanwhile, although China has the most production of edible fungi, consumption of edible fungi per capita is significantly lower than other countries such as USA and Japan. Therefore, there is great potential for the sales of edible fungi in the Chinese market as well as the international market. We believe our sales will continue to grow in the future with our increased brand awareness, which will grow along with the demand for edible fungi products.

Growth Strategy

Increasing our market share — the premium quality of our products has been long recognized by our customers. Consumers’ increasing awareness of healthy dietary may lead to increased demand of our products. Our development plan mainly focuses on developing high-quality agricultural products market. Through our expansion to international market and enhancing stable relationship with suppliers, we expect to expand our product lines and improve our brand awareness and customer loyalty, to meet the demands of market and customers, and improve our sales performance.

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

Price Inelasticity of Raw Materials May Reduce Our Profit

As a processor of edible fungi, we rely on a continuous and stable supply of edible fungi raw materials to ensure our operation and expansion. The price of edible fungi may be inelastic when we wish to purchase supplies, resulting in an increase in raw material prices and thus reduce our profit. In addition, although we compete primarily in the high-end market which puts more emphasize on the flavor, texture and quality of our products, we risk losing customers by increasing our selling prices.

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

At last, we have devoted significant resources to build and develop our online stores, Farmmi Jicai and Farmmi Liangpin Market. We have recently closed our Farmmi Liangpin Market because the revenue did not reach the expected level. We have no guarantee that we will be successful in operating Farmmi Jicai. If we do not manage it effectively, our business prospects could be impaired.

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

Trend Information

We have noted the existence of the following trends since October 2019, all of which are likely to affect our business to the extent they continue in the future:

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

As the table below illustrates, our sales volume of Shiitake mushroom for the year ended September 30, 2020 was approximately 1,354 tons, representing a decrease of 66 tons as compared with 1,420 tons sales volume in fiscal 2019. The decrease in sales of Shiitake mushroom was primarily due to the reduced economic activities caused by the COVID-19 outbreak. Meanwhile, our sales volume of Mu Er for the year ended September 30, 2020 was approximately 1,019 tons, representing an increase of 74 tons or 7.81%, as compared with 945 tons sales volume in fiscal 2019. The sales volume of Mu Er increased due to our well established long-standing relationship with our customers. As China’s mushroom industry is moving from rapid expansion to a more mature stage, we expect the effect of industry growth on promoting our sales volume will decrease.

Period	Shiitake (tons)		Mu Er (tons)
Oct/19		86		63
Nov/19		101		82
Dec/19		179		124
Jan/20		80		76
Feb/20		11		6
Mar/20		133		125
Apr/20		117		91
May/20		139		90
Jun/20		129		90
Jul/20		115		83
Aug/20		116		90
Sep/20		148		99
Total sales volume for fiscal 2020		1,354		1,019
Average unit selling price per ton for fiscal 2020	US$	12,325	US$	12,075

The COVID-19 has had a significant impact on our operations since January 2020 and could adversely affect our business and financial results in the future.

In fiscal 2020 the COVID-19 outbreak has adversely affected the Company’s business operations and condition and operating results for 2020, including but not limited to material negative impact on our total revenue, slower collection of accounts receivables and accrued bad debt allowance, slower utilization of advances to suppliers and accrued allowance, and inventory allowance. We will continue to monitor and modify the operating strategies and do not expect a continued decline in sales in long term based on the existing sale orders. Although we do not expect a continued decline in sales in long term, the extent of the impact of COVID-19 on our results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak and the impact on our customers, which are still uncertain and cannot be reasonably estimated at this point of time.

Our aggregate employee salaries have decreased.

During the period of October 2019 to September 2020, our monthly salary expense was as follows:

The decrease in monthly employee salaries of January was mainly due to the Chinese New Year Holiday, when some employees took extended unpaid leaves during the holiday period. The decrease in monthly employee salaries of February and March was mainly due to the lock-down, travel restrictions and quarantine imposed by the Chinese government as a result of the COVID-19 outbreak. Monthly salaries after March decreased due mainly to reduction of sales volume as a major portion of salaries are commissions directly related to sales volume.

Raw material costs have decreased slightly.

With our deep understanding of the edible fungi market, diligent market research, and constant communication with our suppliers, we have been able to obtain favorable price for premium raw materials. With increased sales orders we receive, we need to purchase additional raw materials to meet the new demand. We expect the raw material costs in fiscal year 2021 will decrease slightly, fluctuating between 1% and 5% comparing with fiscal year 2020.

During the period from October 2019 to September 2020, the average monthly unit price per ton for Shiitake and Mu Er we purchased were as follows:

We anticipate that for fiscal year 2021, the average unit price of Shiitake and Mu Er we purchase will be about $8,969 per ton and $9,017 per ton, respectively. We expect our gross margin will be slightly lower in fiscal year 2021 than in fiscal year 2020.

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

In addition, we have seen shifts of Chinese consumers to purchase products from brick and mortar stores to online platforms, including food products like ours. In response to this trend, we built our online store Farmmi Jicai. Farmmi Jicai mainly targets on small wholesale customers, such as restaurants and retailers. Since its launch in December 2016, our online sales have been increasing rapidly. In September 2018, we started another online store, Farmmi Liangpin Market, which mainly faced retail customers and started to generate revenue since October 2018. Besides selling edible fungi, this store also sells other agricultural products, such as rice, edible oil and other local specialty food products from different provinces of China. In December 2020, we closed our online store, Farmmi Liangpin Market, due to profitability issue.

During the year ended September 30, 2020, our online sales accounted for 15.11% of our total sales. For the year ended September 30, 2020, our aggregate online sales were $4,558,518, a decrease of 26.29% compared with the same period in 2019, and the average monthly online sales were $379,876. The following chart shows our online sales for each month from October 2019 to September 2020:

The online sales for the fiscal year ended September 30, 2020 decreased as compared to the year ended September 30, 2019. The significant decrease in monthly online sales from January 2020 to April 2020 was mainly attributable to the reduced economic activities due to the lockdown and travel restriction imposed by the Chinese government as a result of the COVID-19 outbreak. Despite the reduction in our online sales in fiscal 2020 and the closure of our Farmmi Liangpin Market in December 2020, developing online business is still one of our long-term goals, given the trend of growing Internet sales in China.

Decreased sales to China Forest.

China Forest, one of the biggest edible fungi exporters in China, has been one of our major customers since 2016. Our sales to China Forest for fiscal year 2020 totaled $18,955,733, a decrease of 4.41% from $19,829,884 for the same period in 2019, mainly due to the decreased market demand. Our total sales volume to China Forest for the year ended September 30, 2020 totaled 1,563 tons, a decrease of 56 tons from 1,619 tons for the same period in 2019. Our sales volume of Shiitake mushroom to China Forest for the year ended September 30, 2020 totaled 853 tons, a decrease of 96 tons from 949 tons for the same period in 2019. Our sales volume of Mu Er to China Forest for the year ended September 30, 2020 totaled 710 tons, an increase of 40 tons from 670 tons for the same period in 2019.

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

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property, plant and equipment, the valuation of beneficial conversion feature of the Notes, and the valuation of deferred tax assets.

Revenue Recognition

We recognized revenue following Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

We recognize revenue when we transfer our goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. All of our contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton. We evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. In accordance with ASC 606, when we act as a principal, that we obtain control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods transferred.

Our contract liabilities primarily include advance from customers. As of September 30, 2020 and 2019, the contract liabilities are $31,809 and $5,926, respectively, and included in other current liabilities on the consolidated balance sheets. For fiscal years ended September 30, 2020, 2019 and 2018, there was no revenue recognized from performance obligations related to prior periods.

We do not have any contract assets since revenue is recognized when control of the promised goods is transferred and the payment from customers is not contingent on a future event.

Refer to Note 15 — Segment reporting for details of revenue segregation of our Condensed Consolidated Financial Statements.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. We maintain allowance for doubtful accounts for estimated losses. We review our accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of September 30, 2020 and September 30, 2019, allowance for doubtful accounts was $194,118 and nil, respectively.

Inventory, net

We value our inventory at the lower of cost, determined on a weighted average basis, or net realizable value. We review our inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. We recorded inventory reserve of $19,761 and nil as of September 30, 2020 and 2019, respectively.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective October 1, 2023. We are currently evaluating the impact of its pending adoption of ASU 2016-13 on our consolidated financial statements but do not expect this guidance will have a material impact on our consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. We will adopt this guidance effective October 1, 2020. We are currently evaluating the impact of its pending adoption of this guidance on our consolidated financial statements but does not expect this guidance will have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. We will adopt this guidance effective October 1, 2021. We are currently evaluating the impact of its pending adoption of this guidance on our consolidated financial statements but do not expect this guidance will have a material impact on our consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842). This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. We will adopt this guidance effective October 1, 2020. We are currently evaluating the impact of its pending adoption of this guidance on our consolidated financial statements but do not expect this guidance will have a material impact on our consolidated financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Results of Operations for the Years Ended September 30, 2020 and 2019

Overview

The following table summarizes our results of operations for the years ended September 30, 2020 and 2019:

	Years Ended September 30,		Variance
	2020	2019	Amount	%
Revenues	$30,167,779	$30,841,875	$(674,096)	(2.19)%
Cost of revenues	(25,203,243)	(25,419,751)	216,508	(0.85)%
Gross profit	4,964,536	5,422,124	(457,588)	(8.44)%
Selling and distribution expenses	(331,962)	(589,381)	(257,419)	(43.68)%
General and administrative expenses	(1,640,633)	(1,797,130)	(156,497)	(8.71)%
Allowance for doubtful accounts	(890,926)	-	(890,926)	100%
Income from operations	2,101,015	3,035,613	(934,598)	(30.79)%
Interest income	313	635	(322)	(50.71)%
Interest expense	(271,617)	(1,197,317)	(925,700)	(77.31)%
Amortization of debt issuance costs	(1,093,440)	(2,113,492)	(1,020,052)	(48.26)%
Other income (expense), net	112,515	(1,879)	114,394	6,088.03%
Income (loss) before income taxes	848,786	(276,440)	1,125,226	407.04%
Provision for income taxes	(35,331)	(34,564)	767	2.22%
Net income (loss)	$813,455	$(311,004)	$1,124,459	361.56%

Revenue

Currently, we generate our revenue from sales of our three major product categories: Shiitake, Mu Er, and other edible fungi and other agricultural products.

The following table sets forth the breakdown of our revenues for the years ended September 30, 2020 and 2019, respectively:

	Years Ended September 30,				Variance
	2020	%	2019	%	Amount	%
Shiitake	$16,682,557	55.30%	$17,893,893	58.02%	$(1,211,336)	(6.77)%
Mu Er	12,302,420	40.78%	11,659,409	37.80%	643,011	5.51%
Other edible fungi and other agricultural products	1,182,802	3.92%	1,288,573	4.18%	(105,771)	(8.21)%
Total Amount	$30,167,779	100.00%	$30,841,875	100.00%	$(674,096)	(2.19)%

Total revenues for the year ended September 30, 2020 decreased by $674,096, or 2.19%, to $30,167,779 from $30,841,875 for the year ended September 30, 2019.

Revenue from sales of Shiitake decreased by $1,211,336, or 6.77%, to $16,682,557 for the year ended September 30, 2020 from $17,893,893 for the year ended September 30, 2019, mainly due to the decrease of both sales volume and average unit sales price of our Shiitake products. Sales volume decreased from 1,420 tons for the year ended September 30, 2019 to 1,354 tons for the year ended September 30, 2020, which resulted in a decrease of $828,429 in revenue from sales of Shiitake. The decrease in sales volume of Shiitake was caused by the reduced customer orders related to stay-at-home order and travel restriction imposed by the Chinese government due to the COVID-19 outbreak, as all shipment was stopped during the most of January and February 2020. Also, the average unit sales price of Shiitake decreased slightly from $12,601 per ton for the year ended September 30, 2019 to $12,325 per ton for the year ended September 30, 2020, which resulted in a decrease of $382,907 in revenue from sales of Shiitake. During fiscal year 2020 we lowered the selling prices of some products to stimulate sales, and our international sales which enjoy a higher price and margin also decreased due to the constant COVID-19 outbreak.

Revenue from sales of Mu Er increased by $643,011, or 5.51%, to $12,302,420 for the year ended September 30, 2020 from $11,659,409 for the year ended September 30, 2019, mainly due to the increased sales volume and decreased average unit sales price. Sales volume of Mu Er increased to 1,019 tons for the year ended September 30, 2020 from 945 tons for the year ended September 30, 2019, which resulted in an increase of $901,064 in revenue from sales of Mu Er. The increase in sales volume of Mu Er was caused by the increase in market demand for Mu Er as a result of the lower selling prices. The volume increase was partially offset by a lower average unit sales price from $12,338 per ton for the year ended September 30, 2019 to $12,075 per ton for the year ended September 30, 2020, which resulted in a decrease of $258,053 in revenue from sales of Mu Er. Average unit sales price of Mu Er decreased by 2.13%, which changed in line with the price of raw materials. As a result of the increased competition amongst local suppliers, we were able to purchase raw materials from suppliers at lower prices for the year ended September 30, 2020.

Revenue from sales of other edible fungi and other agricultural products decreased by $105,771, or 8.21%, to $1,182,802 for the year ended September 30, 2020 from $1,288,573 for the year ended September 30, 2019. The decrease was mainly attributed to the decrease in average selling price from $31,429 per ton for the year ended September 30, 2019 to $27,554 per ton for the year ended September 30, 2020, which resulted in a decrease of $162,611 in revenue. The decrease in average selling price was in line with the decrease in price of raw materials as a result of the increased competition amongst suppliers. The decrease was partially offset by the increase in sales volume, from 41 tons for the year ended September 30, 2019 to 43 tons for the year ended September 30, 2020, which resulted in an increase of $56,840 in revenue from sales of other edible fungi and other agricultural products. The increase in sales volume of other edible fungi and other agricultural products was caused by the increase in market demand as a result of the lower selling prices.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended September 30, 2020 and 2019, respectively:

	Years Ended September 30,				Variance
	2020	%	2019	%	Amount	%
Shiitake	$13,995,757	55.53%	$14,753,381	58.04%	$(757,624)	(5.14)%
Mu Er	10,298,568	40.86%	9,685,146	38.10%	613,422	6.33%
Other edible fungi and other agricultural products	908,918	3.61%	981,224	3.86%	(72,306)	(7.37)%
Total Amount	$25,203,243	100.00%	$25,419,751	100.00%	$(216,508)	(0.85)%

Cost of revenues decreased by $216,508, or 0.85%, to $25,203,243 for the year ended September 30, 2020 from $25,419,751 for the year ended September 30, 2019.

Cost of revenues of Shiitake decreased by $757,624 or 5.14%, to $13,995,757 for the year ended September 30, 2020 from $14,753,381 for the year ended September 30, 2019. The decrease was primarily attributable to the decrease in sales volume from 1,420 tons for the year ended September 30, 2019 to 1,354 tons for the year ended September 30, 2020, which resulted in a decrease of $688,954 in cost of revenue of Shiitake. Also, the decrease was caused by a decrease in average unit cost of Shiitake from $10,390 per ton for the year ended September 30, 2019 to $10,340 per ton for the year ended September 30, 2020, which resulted in a decrease of $68,670 in cost of revenue of Shiitake. The decrease in sales volume was caused by the stay-at-home order and travel restriction imposed by the Chinese government resulted from the COVID-19 outbreak. The decrease in average unit cost of Shiitake was mainly due to lower prices of raw materials for the year ended September 30, 2020.

Cost of revenue of Mu Er increased by $613,422 or 6.33% to $10,298,568 for the year ended September 30, 2020 from $9,685,146 for the year ended September 30, 2019. The increase was primarily attributable to the increase in sales volume from 945 tons for the year ended September 30, 2019 to 1,019 tons for the year ended September 30, 2020, which resulted in an increase of $751,362 in cost of revenue of Mu Er. The increase was partially offset by a decrease in average unit cost of Mu Er from $10,249 per ton for the year ended September 30, 2019 to $10,108 per ton for the year ended September 30, 2020, which resulted in a decrease of $137,940 in cost of revenue of Mu Er. The decrease in average unit cost of Mu Er was mainly due to lower prices of raw materials for the year ended September 30, 2020.

Cost of revenue of other edible fungi and agricultural products decreased by $72,306, or 7.37%, to $908,918 for the year ended September 30, 2020 from $981,224 for the year ended September 30, 2019. The decrease was primarily attributable to the decrease in average unit cost of other edible fungi and agricultural products from $23,932 per ton for the year ended September 30, 2019 to $21,173 per ton for the year ended September 30, 2020, which resulted in a decrease of $115,772 in cost of revenue of other edible fungi and agricultural products. The decrease in average unit cost of other edible fungi and agricultural products was mainly due to raw materials purchased from suppliers at lower prices for the year ended September 30, 2020. The decrease was partially offset by an increase in sales volume from 41 tons for the year ended September 30, 2019 to 43 tons for the year ended September 30, 2020, which resulted in an increase of $43,466 in cost of revenue of other edible fungi and agricultural products. The increase in sales volume of other edible fungi and other agricultural products was caused by the increase in market demand.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended September 30, 2020 and 2019, respectively:

	Years Ended September 30,				Variance
	2020	%	2019	%	Amount	%
Shiitake	$2,686,800	54.12%	$3,140,512	57.92%	$(453,712)	(14.45)%
Mu Er	2,003,852	40.36%	1,974,263	36.41%	29,589	1.50%
Other edible fungi and other agricultural products	273,884	5.52%	307,349	5.67%	(33,465)	(10.89)%
Total Amount	$4,964,536	100.00%	$5,422,124	100.00%	$(457,588)	(8.44)%

Overall gross profit decreased by $457,588, or 8.44%, to $4,964,536 for the year ended September 30, 2020 from $5,422,124 for the same period of the last year. Gross profit from sales of Shiitake decreased by $453,712, or 14.45%, to $2,686,800 for the year ended September 30, 2020 from $3,140,512 for the year ended September 30, 2019. Gross profit from sales of Mu Er increased by $29,589, or 1.50%, to $2,003,852 for the year ended September 30, 2020 from $1,974,263 for the year ended September 30, 2019. Gross profit from sales of other edible fungi and agricultural products decreased by $33,465, or 10.89%, to $273,884 for the year ended September 30, 2020 from $307,349 for the year ended September 30, 2019. The decreased overall gross profit was caused by decreased sales for the year ended September 30, 2020, as compared to the prior period.

Overall gross margin decreased by 1.12 percentage points to 16.46% for the year ended September 30, 2020 from 17.58% for the year ended September 30, 2019. Overall average unit margin decreased from $2,254 for the year ended September 30, 2019 to $2,055 for the year ended September 30, 2020. The decrease in overall gross margin was due to our adjusted business strategy of reducing prices to stimulate customer orders to maintain the sales level, and decreased international sales with higher margin made in fiscal 2020 due to the COVID-19 outbreak.

Allowance for doubtful accounts

Allowance for doubtful debts increased by $890,926, or 100%, to $890,926 for the year ended September 30, 2020 from nil for the year ended September 30, 2019, primarily due to the impact of COVID-19, which slowed the pace of collections from accounts receivables and utilization of advances to suppliers, hence the Company adopted a prudence stand to provide full allowance for doubtful debts for accounts receivable and advances to suppliers ageing greater than 6 months and provide a 5% allowance for doubtful debts for ageing less than 6 months.

Selling and Distribution Expenses

Selling and distribution expenses decreased by $257,419, or 43.68%, to $331,962 for the year ended September 30, 2020 from $589,381 for the year ended September 30, 2019, primarily due to a decrease of $80,700 in service fees as a result of less usage of third-party payment services for the year ended September 30, 2020. As a combined result of closing one online platform and the COVID-19 outbreak, our online sales decreased significantly in fiscal 2020. The decrease of selling and distribution expenses was also caused by (i) a decrease of $43,690 in advertising and marketing expenses as we reduced our expenses on the marketing and promotion for our online platforms in the year ended September 30, 2020, (ii) a decrease of $40,579 in shipping expenses caused by the decrease in sales volume for the year ended September 30, 2020, as compared to the year ended September 30, 2019, and (iii) a decrease of $28,802 of exhibition expenses, mainly due to lesser participation in offline exhibitions for the year ended September 30, 2020, because of travel restrictions caused by the COVID-19 outbreak.

General and Administrative Expenses

General and administrative expenses decreased by $156,497, or 8.71%, to $1,640,633 for the year ended September 30, 2020 from $1,797,130 for the year ended September 30, 2019. The decrease was primarily attributable to the reduction of headcount which reduced salaries and related expenses, and reduced business trips due to travel restrictions imposed during the COVID-19 outbreak of approximately $80,000, and decreased expenses related to the Notes by approximately $76,000.

Interest Expense

Interest expense was $271,617 for the year ended September 30, 2020, as compared to $1,197,317 for the year ended September 30, 2019. The decrease in interest expense was primarily attributable to the lesser interest expense incurred for the Notes, as the Notes were fully paid off in June 2020.

Amortization of debt issuance costs

Amortization of debt issuance costs was $1,093,440 for the year ended September 30, 2020, as compared to $2,113,492 for the year ended September 30, 2019. The decrease was primarily attributable to decreased amortization of debt issuance costs for the Notes, as described above.

Other Income (Expense), Net

Other income was $112,515 for the year ended September 30, 2020, as compared to other expenses of $1,879 for the year ended September 30, 2019. During fiscal 2020, we received a grant awarded by the local government of Lishui City for expanding our international business. No such grant was received in fiscal 2019.

Provision for Income Taxes

For the years ended September 30, 2020 and 2019, our income tax expense was $35,331 and $34,564, respectively. In fiscal 2020 and fiscal 2019, the low income tax expense was primarily due to an income tax incentive the Company received from the tax authority of Lishui City. Our subsidiaries, FLS Mushroom and Farmmi Food has received an income tax exemption since January 2019 from the local tax authority of Lishui City, for engaging in the agricultural industry, instead of tax holiday on their income. Management expects that the Company will continue to enjoy the tax exemption going forward. In fiscal 2019, we were in a net loss position, the income tax expense was primarily attributable to certain PRC entities that have taxable income from operations, and the loss position was primarily incurred by the parent company, as a result of interest expenses and amortization of debt issuance costs of the Notes.

A total net income of $3.82 million and $3.59 million was exempt from income tax for the years ended September 30, 2020 and 2019, respectively. The aggregate amount of our tax savings was approximately $0.96 million and $0.90 million for the years ended September 30, 2020 and 2019, respectively. From October 1, 2020 to December 31, 2020, we expect to enjoy the tax exemption for 95% of our taxable income. The summary is below:

	Exempted Net Income	Tax Holiday/Exempted Tax
October 1, 2017 – September 30, 2018	RMB 25.38 million (approximately $3.9 million)	RMB 6.3 million (approximately $0.97 million)
October 1, 2018 – September 30, 2019	RMB 24.72 million (approximately $3.6 million)	RMB 6.2 million (approximately $0.90 million)
October 1, 2019 – September 30, 2020	RMB 26.80 million (approximately $3.8 million)	RMB 6.7 million (approximately $0.95 million)
October 1, 2020 – December 31, 2020	95% of Taxable Income

Net Income (Loss)

As a result of the factors described above, our net income was $813,455 for the year ended September 30, 2020, an increase of $1,124,459 from net loss of $311,004 for the year ended September 30, 2019.

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

Total revenues for the year ended September 30, 2019 increased by $1,022,787, or 3.43%, to $30,841,875 from $29,819,088 for the year ended September 30, 2018.

Revenue from sales of Shiitake increased by $1,140,817, or 6.81%, to $17,893,893 for the year ended September 30, 2019 from $16,753,076 for the year ended September 30, 2018, mainly due to the increased sales volume of our Shiitake products, from 1,299 tons for the year ended September 30, 2018 to 1,420 tons for the year ended September 30, 2019. The increase was partially offset by the decreased unit sales price per ton of Shiitake for the year ended September 30, 2019. Average unit sales price of Shiitake for the year ended September 30, 2019 decreased slightly by 2.29% to $12,601 from $12,897 for the year ended September 30, 2018, which was mainly due to the depreciation of RMB against USD. The average translation rates for the years ended September 30, 2019 and 2018 were at 1 RMB to $0.1454 USD and at 1 RMB to $0.1530 USD, respectively, which represented a decrease of 4.96%.

Revenue from sales of Mu Er decreased by $530,931, or 4.36%, to $11,659,409 for the year ended September 30, 2019 from $12,190,340 for the year ended September 30, 2018, due to the decreased sales volume of our Mu Er products. Sales volume of Mu Er decreased to 945 tons for the year ended September 30, 2019 from 967 tons for the year ended September 30, 2018. The decrease was also due to the decreased unit sales price per ton of Mu Er for the year ended September 30, 2019. Average unit sales price of Mu Er for the year ended September 30, 2019 decreased slightly by 2.13% to $12,338 from $12,606 for the year ended September 30, 2018, which was due to the depreciation of RMB against USD. The average translation rates for the years ended September 30, 2019 and 2018 were at 1 RMB to $0.1454 USD and at 1 RMB to $0.1530 USD, respectively, which represented a decrease of 4.96%.

Revenue from sales of other edible fungi and other agricultural products increased by $412,901, or 47.15%, to $1,288,573 for the year ended September 30, 2019 from $875,672 for the year ended September 30, 2018. The increase was primarily due to increased online sales of high-end edible fungi, which has higher unit sales prices. Average unit sales price of other edible fungi and other agricultural products for the year ended September 30, 2019 increased significantly by 108.17% to $31,429 from $15,098 for the year ended September 30, 2018. The increase in average unit sales price was due to the increased online sales of high-end edible fungi, which has higher unit sales prices.

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

Cost of revenues increased by $668,278, or 2.70%, to $25,419,751 for the year ended September 30, 2019 from $24,751,473 for the year ended September 30, 2018.

Cost of revenues of Shiitake increased by $797,166 or 5.71%, to $14,753,381 for the year ended September 30, 2019 from $13,956,215 for the year ended September 30, 2018. The average unit cost of Shiitake decreased by 3.30% in the year ended September 30, 2019 as compared to the same period last year, which was due to the depreciation of RMB against USD as mentioned above. Cost of revenues of Mu Er decreased by $447,220, or 4.41%, to $9,685,146 for the year ended September 30, 2019 from $10,132,366 for the year ended September 30, 2018. The average unit cost of Mu Er decreased by 2.19% in the year ended September 30, 2019 as compared to the same period last year, which was also due to the depreciation of RMB against USD as mentioned above. Cost of revenues of other edible fungi and agricultural products increased by $318,332, or 48.02%, to $981,224 for the year ended September 30, 2019 from $662,892 for the year ended September 30, 2018. The average unit cost of other edible fungi and other agricultural products increased by 109.40% in the year ended September 30, 2019 as compared to the same period last year. It was due to the increased online sales of high-end edible fungi, which have higher average unit costs. The increase was partially offset by the depreciation of RMB against USD as mentioned above. The percentage of the variance in costs was proportional to the percentage of the variance in sales due to the stable gross margin of our products.

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

Overall gross profit increased by $354,509, or 7.00%, to $5,422,124 for the year ended September 30, 2019 from $5,067,615 for the same period of the last year. Gross profit from sales of Shiitake increased by $343,651, or 12.29%, to $3,140,512 for the year ended September 30, 2019 from $2,796,861 for the year ended September 30, 2018. Gross profit from sales of Mu Er decreased by $83,711, or 4.07%, to $1,974,263 for the year ended September 30, 2019 from $2,057,974 for the year ended September 30, 2018. Gross profit from sales of other edible fungi and agricultural products increased by $94,569, or 44.44%, to $307,349 for the year ended September 30, 2019 from $212,780 for the year ended September 30, 2018. The increased overall gross profit was led by increased sales for the year ended September 30, 2019, as compared to the prior period.

Overall gross margin increased by 0.59 percentage points to 17.58% for the year ended September 30, 2019 from 16.99% for the year ended September 30, 2018. The increase in overall gross margin was primarily due to more revenue generated from the Company’s online shopping platforms. Sales made through the online shopping platforms have higher gross margin than traditional sales.

Selling and Distribution Expenses

Selling and distribution expenses increased by $41,849, or 7.64%, to $589,381 for the year ended September 30, 2019 from $547,532 for the year ended September 30, 2018, primarily due to the increase in service fees, as more services were provided by third parties for our online platforms along with the increased online business activities during the year ended September 30, 2019, as compared to the year ended September 30, 2018.

General and Administrative Expenses

General and administrative expenses increased by $354,975, or 24.61%, to $1,797,130 for the year ended September 30, 2019 from $1,442,155 for the year ended September 30, 2018. The increase was primarily attributable to the increased payroll related expenses of $243,312, as we expanded our team to support the business growth. The increase was also due to the increase in D&O insurance expenses of $162,135.

Interest Expense

Interest expense was $1,197,317 for the year ended September 30, 2019, as compared to $154,400 for the year ended September 30, 2018. The increase in interest expense was primarily attributable to the interest expense incurred for the Notes issued in November 2018.

Amortization on debt issuance costs

Amortization on debt issuance costs was $2,113,492 for the year ended September 30, 2019, as compared to $nil for the year ended September 30, 2018. The increase in amortization on debt issuance costs was primarily attributable to the amortization of debt issuance costs for the Notes issued in November 2018.

Other (Expense) Income, Net

Other net expense was $1,879 for the year ended September 30, 2019, as compared to other net income of $314,070 for the year ended September 30, 2018. During fiscal 2018, we received a grant awarded by the local government of Lishui City for successfully listing on the NASDAQ Capital Market in the United States, with an amount of RMB 2 million (equivalent of $306,016). No such grant was received in fiscal 2019.

Provision for Income Taxes

For the years ended September 30, 2019 and 2018, our income tax expense was $34,564 and $9,063, respectively. In fiscal 2019 and fiscal 2018, the low income tax expense was primarily due to an income tax incentive the Company received from the tax authority of Lishui City. Our subsidiaries, FLS Mushroom and Farmmi Food has received an income tax break from the local tax authority of Lishui City, for engaging in the agricultural products processing industry. Management expects that the Company will continue to enjoy the tax break going forward. In fiscal 2019, we were in a net loss position, the income tax expense was primarily attributable to certain PRC entities that have taxable income from operations, and the loss position was primarily incurred by the parent company, as a result of interest expenses and amortization of debt issuance costs of the Notes.

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

Net (Loss) Income

As a result of the factors described above, our net loss was $311,004 for the year ended September 30, 2019, an decrease of  $3,540,270 from net income of $3,229,266 for the same period of fiscal year 2018. The primary reason for resulting in a net loss was because we incurred significant expenses totaling $3,310,809 for the year ended September 30, 2019, as compared to $154,400 for the year ended September 30, 2018, due to the amortization of debt issuance costs and interest expenses associated with the Notes issued in November 2018.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC rules and regulations to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

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

As of September 30, 2020, we had cash of $548,151 compared to $135,125 as of September 30, 2019, and restricted cash of $1,617,000 compared to $618,690 as of September 30, 2019. As of September 30, 2020, restricted cash of $1,617,000 is secured against bank acceptance bills issued by the Company facilitated by Hangzhou United Bank and may be used as the repayment of bank acceptance bills upon maturity on June 15, 2021. As of September 30, 2019, restricted cash of $600,000 was the proceeds from our Initial Public Offering and was released in June 2020, the rest of $18,690 restricted cash was the proceeds from the Private Placement and was fully used to pay for professional service fees in 2020. As of September 30, 2020, we had advances to suppliers of $24,095,507, among which $7,837,646 or 33% were utilized as of January 14, 2020, and we expect to utilize the remaining balance by September 2021. We made these advances based on the sales orders we received and expect to receive in the future months, and the remaining balance of advances to suppliers is expected to be fully utilized by September 2021. As of September 30, 2020, we had accounts receivable of $10,952,237, among which $8,325,622 or 76% was collected as of January 14, 2021, and we expect to collect the remaining balance by March 2021. Our current liabilities amounted to $8,367,387 at September 30, 2020, in comparison to $8,145,080 at September 30, 2019. This increase of current liabilities was mainly attributable to the increase in bank acceptance notes payable.

Indebtedness.  As of September 30, 2020, we have short-term bank loans of $2,058,000 and bank acceptance notes of $3,243,000. Beside these loans and bank acceptance notes, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

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

Capital Resources.  The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans. As of September 30, 2020, we had total assets of $38.2 million, which includes advances to suppliers of $23.4 million, accounts receivable of $10.8 million and restricted cash of $1.6 million, working capital of $28.7 million, and total equity of $30.1 million.

Working Capital.  Total working capital as of September 30, 2020 amounted to $28,654,784, compared to $21,559,948 as of September 30, 2019.

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

Cash Flows

The following table provides detailed information about our cash flows for the years ended September 30, 2020 and 2019.

	For the years ended September 30,
	2020	2019
Net cash used in operating activities	$(1,616,423)	$(10,773,287)
Net cash used in investing activities	(247,240)	(94,905)
Net cash provided by financing activities	3,201,645	6,056,040
Effect of exchange rate changes on cash and restricted cash	73,354	40,802
Net increase (decrease) in cash and restricted cash	1,337,982	(4,771,350)
Cash and restricted cash, beginning of year	753,815	5,525,165
Cash and restricted cash, end of year	$2,165,151	$753,815

Operating Activities

Net cash used in operating activities was $1,616,423 for the year ended September 30, 2020. It represented a decrease of $9,156,864 compared to net cash used in operating activities of $10,773,287 for the year ended September 30, 2019. The decrease in net cash used in operating activities was primarily attributable to net income of $813,455, a decrease of $3,446,672 in account receivable, and an increase of $9,094,757 in advances to suppliers. The accounts receivable was mainly due from China Forest, our long time and biggest customer. At September 30, 2020, we prepaid to our suppliers for purchasing mushrooms in anticipation of the sales orders, therefore the advances to suppliers increased significantly.

Investing Activities

For the year ended September 30, 2020, net cash used in investing activities amounted to $247,240 as compared to net cash used in investing activities of $94,905 for the same period of 2019. The increase of $152,335 was primarily due to an increase of $165,045 in purchase of property, plant and equipment, and an increase of $82,195 in purchase of intangible assets.

Financing Activities

Net cash provided by financing activities amounted to $3,201,645 for the year ended September 30, 2020, as compared to net cash provided by financing activities of $6,056,040 for the year ended September 30, 2019. The decrease of $2,854,395 in net cash provided by financing activities was mainly due to that in fiscal 2019 we received $7,500,000 in gross proceeds from the issuance of the Notes, while in fiscal 2020 we received $3,139,400 from bank acceptance notes payable. Also in fiscal 2019 we had a net payment of bank loans of $639,842, while in fiscal 2020, we had a net receipt of bank loans of $570,800.

The following table provides detailed information about our net cash flows for the years ended September 30, 2019 and 2018.

	For the years ended September 30,
	2019	2018
Net cash used in operating activities	$(10,773,287)	$(2,725,010)
Net cash used in investing activities	(94,905)	(64,715)
Net cash provided by financing activities	6,056,040	6,127,320
Effect of exchange rate changes on cash, cash equivalents and restricted cash	40,802	(402,969)
Net (decrease) increase in cash and restricted cash	(4,771,350)	2,934,626
Cash and restricted cash, beginning of year	5,525,165	2,590,539
Cash and restricted cash, end of year	$753,815	$5,525,165

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

Investing Activities

For the year ended September 30, 2019, net cash used in investing activities amounted to $94,905 as compared to net cash used in investing activities of $64,715 for the same period of 2018. The increase of $30,190 was primarily due to an increase of $43,124 in purchase of intangible assets.

Financing Activities

Net cash provided by financing activities amounted to $6,056,040 for the year ended September 30, 2019, as compared to net cash provided by financing activities of $6,127,320 for the same period in 2018. The decrease of $71,280 in net cash provided by financing activities was mainly due to a decrease of $7,728,000 in gross proceeds from Initial Public Offering in the prior period, an increase of $716,318 in payments of deferred financing costs, an increase of $410,940 in repayments of bank loans, a decrease of $75,894 in borrowings from bank loans, partially offset by an increase of $7,500,000 in gross proceeds from the issuance of the Notes, a decrease of $1,147,549 in direct costs disbursed from Initial Public Offering proceeds, and a decrease of $212,363 in repayments of loans from related parties.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table presents the company’s material contractual obligations as of September 30, 2020:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$808,052	$189,297	$294,067	$135,052	$189,636
Repayment of bank acceptance notes payable (2)	3,234,000	3,234,000	-	-	-
Repayment of bank loans (3)	2,058,000	2,058,000	-	-	-
Total	$6,100,052	$5,481,297	$294,067	$135,052	$189,636

(1) Effective October 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842) using the alternative transition approach which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Upon adoption, the Company recorded operating lease right-of-use assets and corresponding operating lease liabilities of $824,629 and $809,613, respectively with no impact on retained earnings. Financial position for reporting periods beginning on or after October 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

As of September 30, 2020, maturities of operating lease liabilities were as follows:

Twelve months ending September 30,	As of September 30, 2020
2021	$189,297
2022	172,681
2023	121,386
2024	67,526
2025	67,526
2026	67,526
2027	67,526
2028	67,526
2029	67,526
2030	53,002
Total future minimum lease payments	941,522
Less: Imputed interest	(133,470)
Total	$808,052

(2) As of September 30, 2020, the Company had outstanding short-term bank loans of $2,058,000 (see Note 7 )

(3) As of September 30, 2020, the Company had borrowed $3,234,000 bank acceptance notes payable as working capital, which will mature within one year.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this report:

Name	Age	Position(s)

Yefang Zhang	54	Chief Executive Officer and Chairwoman of Board of Directors

Zhengyu Wang	52	Director

Jun Zhou	36	Chief Financial Officer

Liang Han	46	Chief Operating Officer

Ningfang Liang	48	Director (Independent)

Hongdao Qian	57	Director (Independent)

Hui Ruan	52	Director (Independent)

The business address of all such senior management and directors is Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000.

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

Ningfang Liang.   Mr. Liang has been our independent director since May 2020. Mr. Liang has been a finance manager at Sirius International Insurance Group (Nasdaq: SG), a company listed on Nasdaq from June 2016. From March 2013 to January 2016, he was the Chief Financial Officer of Tantech Holdings Ltd. (Nasdaq: TANH), another Nasdaq-listed company controlled by our Chief Executive Officer Yefang Zhang and her husband Zhengyu Wang. From June 2011 to February 2013, Mr. Liang was the Chief Financial Officer of China GengSheng Minerals, Inc.. Mr. Liang received his master of business administration from University of Illinois in 2004, and his bachelor of science from Shanghai University of Finance and Economics in 1993. Mr. Liang has been appointed as a director because of his rich financial experiences with public companies.

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

Hui Ruan.   Dr. Ruan has been our independent director since June 2020. Dr. Hui Ruan has been an associate professor and a supervisor of master’s degree program at the College of Biosystems Engineering and Food Science of Zhejiang University in China from 2003. Dr. Ruan has been a member of the youth committee of the Chinese Institute of Food Science and Technology since 2007. From 2005 to 2006, he cooperated with a number of universities in U.S. to conduct research as a visiting scholar. Dr. Ruan has received a second prize of National science and technology improvement award and a first prize of Zhejiang science and technology improvement award. He is awarded more than 60 patents and published over 100 papers. Dr. Ruan has been a peer review expert at Chinese national natural science fund, three provincial natural science funds, and several international journals including Carbohydrate Polymer, Journal of Food Science and New Biotechnology. Dr. Ruan received his doctoral degree in food science and engineering from Zhejiang University in 2003, his master degree of physiology from Hangzhou University in 1995, and his bachelor degree of biology from Hangzhou University in 1990. Dr. Ruan has been appointed as a director because of his rich academic experiences in food science.

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

Summary Executive Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2020, 2019 and 2018.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Yefang Zhang	2020	156,784.49	—	6,898.70	163,683.19
Chief Executive Officer	2019	165,079.18	—	11,567.80	176,646.98
	2018	75,765.60	—	8,686.81	84,452.41
Jun Zhou	2020	69,376.46	—	3,383.84	72,760.30
Chief Financial Officer	2019	70,663.25	—	5,155.73	75,818.98
	2018	58,140.00	—	2,447.23	60,587.23
Liang Han (3)	2020	43,517.87	—	855.77	44,373.65
Chief Operating Officer	2019	44,338.13	—	1,906.65	46,244.78
	2018	11,475.00	—	448.81	11,923.81

(1)	No officer received a bonus in the years ended September 30, 2020, 2019 and 2018.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Liang Han began her position as Chief Operating Officer on July 1, 2018.

Director Compensation

The following section presents information regarding the compensation paid during the fiscal years ended September 30, 2020, 2019 and 2018 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). Currently we have the following directors: Zhengyu Wang, husband of Yefang Zhang, and three (3) Non-Employee Directors: Yunhao Chen, Hongdao Qian and Hui Ruan.

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

Summary Director Compensation Table

Name	Fiscal Year	Fees earned or paid in cash ($)	All Other Compensation ($)(1)	Total ($)
Yunhao Chen(2)	2020	6,410.96	—	6,410.96
	2019	10,000.00	—	10,000.00
	2018	10,000.00	—	10,000.00
Hongdao Qian(3)	2020	10,000.00	—	10,000.00
	2019	10,000.00	—	10,000.00
	2018	10,000.00	—	10,000.00
Kangbin Zheng(4)	2020	7,178.08	—	7,178.08
	2019	10,000.00	—	10,000.00
	2018	10,000.00	—	10,000.00
Ningfang Liang (5)	2020	3,616.44	—	3,616.44
	2019	—	—	—
	2018	—	—	—
Hui Ruan (6)	2020	2,849.32	—	2,849.32
	2019	—	—	—
	2018	—	—	—

(1) No Non-Employee Director received other compensation in the years ended September 30, 2020, 2019 and 2018.

(2) Ms. Yunhao Chen’s term began on February 1, 2017. She is entitled to a board fee of $10,000 per year beginning from May 1, 2017. She resigned on May 21, 2020.

(3) Mr. Hongdao Qian’s term began on July 7, 2017. He is entitled to a board fee of $10,000 per year beginning from July 7, 2017.

(4) Mr. Kangbin Zheng’s term began on February 1, 2017. He is entitled to a board fee of $10,000 per year beginning from May 1, 2017. He resigned on June 18, 2020.

(5) Mr. Ningfang Liang’s term began on May 22, 2020. He is entitled to a board fee of $10,000 per year beginning from May 22, 2020.

(6) Dr. Hui Ruan’s term began on June 19, 2020. He is entitled to a board fee of $10,000 per year beginning from June 19, 2020.

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

Yefang Zhang

We entered into a new employment agreement with our Chief Executive Officer, Ms. Yefang Zhang, effective August 6, 2020. Under the terms of Ms. Zhang’s employment, Ms. Zhang is entitled to the following:

•	Base compensation of RMB 87,300 per month.

•	Reimbursement of reasonable expenses incurred by Ms. Zhang.

Ms. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Jun Zhou

We entered into a new employment agreement with our chief financial officer, Mr. Jun Zhou, effective August 6, 2020. Under the terms of Mr. Zhou’s employment, Mr. Zhou is entitled to the following:

•	Base compensation of RMB 500,000 per year.

•	Reimbursement of reasonable expenses incurred by Mr. Zhou.

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

C. Board Practices

Board of Directors and Board Committees

Our Board of Directors currently consists of five (5) directors. A majority of our Board of Directors (namely, Ningfang Liang, Hongdao Qian and Hui Ruan) are independent, as such term is defined by the Nasdaq Capital Market.

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

Director	Audit Committee	Compensation Committee	Nominating Committee
Ningfang Liang	(1)(2)(3)	(1)	(1)
Hongdao Qian	(1)	(1)	(1)(2)
Hui Ruan	(1)	(1)(2)	(1)

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

D. Employees

As of September 30, 2020, we employed a total of 69 full-time and no part time employees in the following functions:

	Number of Employees
Department	September 30, 2020	September 30, 2019	September 30, 2018
Senior Management	6	6	6
Human Resource & Administration	3	5	3
Finance	7	8	7
Procurement	3	4	5
Production (1)	34	52	75
Sales & Marketing	5	5	11
Quality Control	3	3	2
E-commerce (2)	7	17	12
Business Development	1	1	1
Total	69	101	122

(1) Some production employees resigned due to COVID-19.

(2) We began to reduce the size of our E-commerce business in the fiscal year ended September 30, 2020.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended September 30, 2020, 2019 and 2018, we contributed approximately $36,874, $48,054 and $65,497 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Over 76% of our employees at FLS Mushroom, Forest Food and Farmmi Food are female workers.  We have bought life insurance for over 40 workers of Forest Food’s factory.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of January 28, 2020 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 22,284,957 Ordinary Shares as of January 28, 2020, including 20,517,703 issued and outstanding, and 1,767,254 underlying the Investor Warrants, the Placement Agent Warrants and the IPO Warrants. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of January 28, 2020 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000. The shareholders of record listed in the table are not located in the United States.

	Ordinary Shares beneficially owned(1)(2)
	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(3)(4)	9,500,000	42.6%
Zhengyu Wang(3)(4)	9,500,000	42.6%
Jun Zhou	—	0.0%
Liang Han	—	0.0%
Ningfang Liang	—	0.0%
Hongdao Qian	—	0.0%
Hui Ruan	—	0.0%
All directors and executive officers as a group (seven (7) persons)	9,500,000	42.6%
Principal Shareholders:
FarmNet Limited(3)	9,300,000	41.7%

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

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions for the years ended September 30, 2020, 2019 and 2018, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

September 30, 2020
Name of Related Party	Relationship	Due from Related Party	Due to Related Party(1)	Sales to Related Party	Purchases from Related Party	Lease Expenses Incurred (Deducted)
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$—	$—	$6,660	$—	$31,965
Zhejiang Forasen Asset Management Co., Ltd.	Controlled by Zhengyu Wang and Yefang Zhang	—	—	365	—
Zhejiang Tantech Bamboo Technology Co., Ltd.	Controlled by Zhengyu Wang and Yefang Zhang	—	1,459	133	—	$14,097
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Zhengyu Wang	—		42	—	$(6,940)
Yefang Zhang	Our CEO	—	1,714,811	—	—	—
Total		$—	$1,716,270	$7,200	$—	$39,122

(1) The balance of due to related parties was interest-free and due upon demand. As of December 31, 2020, amount due to Zhejiang Tantech Bamboo Technology Co., Ltd had been repaid. As of today, balance due to Yefang Zhang has not been repaid.

September 30, 2019
Name of Related Party	Relationship	Due from Related Party	Due to Related Party(1)	Sales to Related Party	Purchases from Related Party	Leases expenses Incurred
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$—	$—	$16,323	$—	$39,089
Yefang Zhang	Our CEO	—	2,652,882	—	—	—
Total		$—	$2,652,882	$16,323	$—	$39,089

(1) The balance of due to related parties was interest-free and due upon demand. As of today, none of the balance of due to related parties has been repaid.

September 30, 2018
Name of Related Party	Relationship	Due from Related Party	Due to Related Party(1)	Sales to Related Party	Purchases from Related Party	Leases Expense Incurred
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$—	$—	$155,418	$—	$41,129
Yefang Zhang	Our CEO	—	—	—	—	—
FarmNet Limited	Parent company of FMI	—	122,800	—	—	—
Total		$—	$122,800	$155,418	$—	$41,129

(1) The balance of due to related parties was interest-free and due upon demand. As of today, all of the balance of due to related parties has been repaid.

In October 2009, the Company entered into a lease agreement with Forasen Group for leasing the factory building. The lease term was 10 years with monthly rent of RMB22,400 (equivalent of $3,257). The lease agreement was renewed in October 2019 for another 10 years with the same monthly rent. This lease agreement was terminated on July 31, 2020.

In July 2020, the Company entered into a lease agreement with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building. The lease term is 10 years with annual rent of RMB459,360 (equivalent of $67,526).

In August 2020, the Company entered into a one year lease agreement with Forasen Group for leasing a processing facility, with monthly rent of RMB 9,200 (equivalent of $1,313).

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB283,258 (equivalent of $41,639).

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 7 to the financial statements). The Company’s related parties also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 7 to the financial statements) and banker’s acceptance notes (see Note 9 to the financial statements).

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

Item 9. The Offer and Listing

A. Offer and listing details

Our Ordinary Shares have been listed on NASDAQ since February 16, 2018.

As of January 28, 2021, there were approximately 8 holders of record of our Ordinary Shares. The last reported trading price for our Ordinary Shares on January 26, 2021 was US$ 1.42 per share.

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

C. Material contracts

On November 1, 2018, we completed a $7.5 million Private Placement with one institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), we issued and sold an aggregate of $7.5 million of Notes and the Investor Warrants to purchase an aggregate of 800,000 of our Ordinary Shares. The Notes are initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Notes. The Notes bear interest at 10% per year. The Investor Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. According to the terms of the Investor Warrants, one year from the date of issuance of the warrants, the exercise price will be lowered to the then-current market price of an Ordinary Share, if such Market Price is less than the initial exercise price of $6.53 per Ordinary Share.

In connection with the investment, we and the Buyer have entered into a Registration Rights Agreement (the “Registration Rights Agreement“). Pursuant to the Registration Rights Agreement, we agreed to file and maintain with the SEC a registration statement for resale of the ordinary shares acquired by the Buyers upon conversion or payment of the Notes and exercise of the Investor Warrants.

The proceeds from this investment are used for working capital and general corporate purposes, including, but not limited to, possible strategic acquisitions. The offer and sale of these securities in the United States was completed pursuant to the exemption from registration provided by Regulation D under the Securities Act of 1933, as amended.

On November 9, 2018, we issued the Placement Agent Warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an initial exercise price of $7.183 per share . The Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

On March 10, 2020, we adjusted the warrant exercise price of the Placement Agent Warrants and the Investor Warrants to $2 per share according to the terms of the Warrants. On July 10, 2020, according to the terms of the Placement Agent Warrants, we adjusted the number of shares underlying the Placement Agent Warrants from 119,808 to 812,694, ten percent (10%) of the number of ordinary shares issued by us in repayment of principal under the Notes.

We repaid the Notes as of June 22, 2020.

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

E. Taxation

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Kaufman & Canoles, P.C., our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Zhejiang Zhengbiao Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

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

As of September 30, 2020, we had approximately $1.47 million and $0.59 million in outstanding bank loans, with interest rate of 3.95% and 6.09%, respectively, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB 0.14 million ($20,620) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

As of September 30, 2019, we had approximately $1.40 million in outstanding bank loan with interest rate of 4.86%, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB 0.1 million ($14,008) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

As of September 30, 2018, we had approximately $ 2.09 million in outstanding bank loans, with interest rates ranging between 6.09% and 9.60%. If interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB 0.144 million ($ 20,960) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

We had no short-term investments and long-term held-to-maturity investments as of September 30, 2020.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated by 3.7% in 2018, appreciated by 4.1% in 2019 and depreciated by 1.9% in 2020. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year ended September 30, 2020	Year ended September 30, 2019	Year ended September 30, 2018
Impact on revenue	$574,728	$234,368	$184,868
Impact on operating expenses	$26,574	$13,428	$8,394
Impact on net income	$66,585	$26,679	$23,978

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

As of September 30, 2020, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s SEC filings.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2020. Based on the assessment, management determined that, as of September 30, 2020, we did not maintain effective internal control over financial reporting, because:

•	We did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our control did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts;

•	We have not established an internal control department and had a lack of adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and

•	We have not established sufficient risk assessment in accordance with the requirement of COSCO 2013 Framework.

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We have hired additional accounting staffs and are in the progress of improving our system security environment and conducting regular backup plan and penetration testing to ensure the network and information security. In addition, we plan to address the weaknesses identified above by implementing the following measures:

•	Improve the design and documentation related to multiple levels of review over financial statements included in our SEC filings;

•	Expand the design and assessment test work over the monitoring function of entity level controls;

•	Enhance documentation retention policies over test work related to our continuous management assessments of internal control effectiveness; and

•	Expand documentation practices and policies related to various key controls to provide support and audit trails for both internal management assessment as well as external auditor testing.

Especially for the identified material weakness related to internal control, we plan to hire experts to improve and test our internal control and the set up a series of standard and recurring internal audit work procedures before September 2021. We schedule to perform self-assessment of internal control effectiveness on a continuous basis, which will be led by our accounting and risk management department within fiscal year 2021. We also plan to hire more competent personnel and involve professional service companies to help us implement SOX 404 compliance together with the establishment of our internal audit function.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective internal controls over financing reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud." in the annual report for the year ended September 30, 2020.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s board of directors has determined that Ningfang Liang qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that Ningfang Liang and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at Farmmi.com.cn.

Item 16C. Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2020 and 2019.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2020 and 2019, Friedman LLP’s audit fees were $210,000 and $200,000, respectively.

Audit-Related Fees

During fiscal years 2020 and 2019, Friedman LLP’s audit-related fees were $0  and $0, respectively.

Tax Fees

During fiscal years 2020 and 2019, Friedman LLP’s tax fees were $0  and $0, respectively.

All Other Fees

During fiscal years 2020 and 2019, Friedman LLP’s other fees were $0  and $0, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2020 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2020.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our Ordinary Shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1	Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1	2017-11-15

1.2	First Amended and Restated Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1/A	2018-01-09

2.1	Specimen Ordinary Share Certificate	By Reference	F-1	2017-11-15

2.2	Form of Underwriter Representative’s Warrants	By Reference	F-1/A	2017-12-05

2.3	Form of Senior Secured Convertible Note	By Reference	6-K	2018-11-2

2.4	Form of Investor Warrant	By Reference	6-K	2018-11-2

2.5	Form of Placement Agent Warrant	By Reference	6-K/A	2018-11-9

4.1	Employment Agreement with Yefang Zhang	Herewith

4.2	Employment Agreement with Jun Zhou	Herewith

4.3	Employment Agreement with Liang Han	By Reference	F-1	2018-12-4

4.4	Translation of Exclusive Management Consulting and Technology Agreement between Hangzhou Suyuan Agriculture Technology Co., Ltd. and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated December 10, 2019.	By Reference	6-K	2020-05-20

4.5	Translation of Equity Pledge Agreement among Hangzhou Suyuan Agriculture Technology Co., Ltd., Xinyang Wang and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated December 10, 2019.	By Reference	6-K	2020-05-20

4.6	Translation of Exclusive Call Option Agreement among Hangzhou Suyuan Agriculture Technology Co., Ltd., Xinyang Wang and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated December 10, 2019.	By Reference	6-K	2020-05-20

4.7	Translation of Proxy Agreement among Hangzhou Suyuan Agriculture Technology Co., Ltd., Xinyang Wang and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated December 10, 2019.	By Reference	6-K	2020-05-20

4.8	Translation of Power of Attorney between Xinyang Wang and Zhengyu Wang dated December 10, 2019.	By Reference	6-K	2020-05-20

4.9	Translation of Termination Agreement among Zhengyu Wang, Hangzhou Suyuan Agriculture Technology Co., Ltd. and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019.	By Reference	6-K	2020-05-20

4.10	Translation of Joint Statement among Zhengyu Wang, Dehong Zhang, Xinyang Wang, Hangzhou Suyuan Agriculture Technology Co., Ltd. and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019.	By Reference	6-K	2020-05-20

4.11	Translation of Form of Sales Agreement with China National Forest Products Corp.	By Reference	F-1	2017-11-15

4.12	Translation of Form of Sales Agreement with China National Tree Seed Corporation	By Reference	F-1	2017-11-15

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

4.13	Translation of Non-competition Agreement by and between Farmmi, Inc. and Forasen Group, dated December 16, 2016	By Reference	F-1	2017-11-15

4.14	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc. and Tantech Holdings Ltd, dated June 30, 2017	By Reference	F-1	2017-11-15

4.15	Translation of Form of Purchase Agreement	By Reference	F-1	2017-11-15

4.16	Translation of Agreement by and between Zhejiang FLS Mushroom Co., Ltd. and Jingning Liannong Trading Co., Ltd. dated March 29, 2019	Herewith

4.17	Translation of Agreement by and between Zhejiang FLS Mushroom Co., Ltd. and Qingyuan Nongbang Mushroom Industry Co., Ltd., dated April 1, 2019	Herewith

4.18	Securities Purchase Agreement	By Reference	6-K	2018-11-2

4.19	Shareholder Pledge Agreement	By Reference	6-K/A	2018-11-9

4.20	Registration Rights Agreement	By Reference	6-K	2018-11-2

4.21	Summary Translation of Lease Agreement with Zhejiang Tantech Bamboo Technology Co., Ltd, dated July 6, 2020	Herewith

4.22	Translation of Lease Agreement with Forasen Group, dated August 1, 2020	Herewith

4.23	Summary Translation of Lease Agreement with four individuals, dated June 15, 2020	Herewith

8.1	List of subsidiaries	By Reference	20-F	2019-12-31

11.1	Code of Business Conduct and Ethics of Farmmi, Inc.	By Reference	F-1	2017-11-15

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith

15.1	Consent of Friedman LLP	Herewith

99.1	Press release dated January 29, 2021 titled “Farmmi Reports Fiscal Year 2020 Financial Results”	Herewith

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Farmmi, Inc.

By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

Date: January 29, 2021

FARMMI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

FARMMI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Farmmi, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Farmmi, Inc. and subsidiaries (collectively, the “Company”) as of September 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2020, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

January 29, 2021

 Farmmi, Inc.

 Consolidated Balance Sheets

	September 30,	September 30,
	2020	2019
Assets
Current Assets
Cash	$548,151	$135,125
Restricted cash	1,617,000	18,690
Accounts receivable, net - trade	10,758,119	13,824,937
Accounts receivable, net - related party	-	2,654
Inventories, net	583,639	1,459,247
Advances to suppliers, net	23,371,852	14,034,379
Other current assets	143,410	229,996
Total current assets	37,022,171	29,705,028

Property, plant and equipment, net	265,895	139,468
Intangible assets, net	80,642	38,135
Operating lease right-of-use assets, net	823,038	-
Restricted cash – non-current	-	600,000
Total Assets	$38,191,746	$30,482,631

Liabilities and Equity
Current Liabilities
Short-term bank loans	$2,058,000	$1,400,894
Bank acceptance notes payable	3,234,000	-
Accounts payable	413,255	293,264
Due to related parties	1,716,270	2,652,882
Convertible notes payable	-	2,926,361
Operating lease liabilities – current	138,850	-
Other current liabilities	807,012	871,679
Total current liabilities	8,367,387	8,145,080
Operating lease liabilities – non-current	669,202	-
Total Liabilities	9,036,589	8,145,080

Equity
Common stock, $0.001 par value, 200,000,000 shares authorized, 20,517,703 shares issued and outstanding at September 30, 2020; and 20,000,000 shares authorized, 12,589,857 shares issued and outstanding at September 30, 2019	20,518	12,590
Additional paid-in capital	20,335,228	15,762,867
Statutory reserve	972,092	597,528
Retained earnings	6,770,426	6,321,384
Accumulated other comprehensive income (loss)	186,912	(1,195,866)
Total Farmmi, Inc.’s Stockholders' Equity	28,285,176	21,498,503
Noncontrolling Interest	869,981	839,048
Total Equity	29,155,157	22,337,551

Total Liabilities and Equity	$38,191,746	$30,482,631

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Operations and Comprehensive Income (loss)

	For the Years Ended September 30,
	2020	2019	2018
Revenues
Sales to third parties	$30,160,579	$30,825,552	$29,663,670
Sales to related parties	7,200	16,323	155,418
Total revenues	30,167,779	30,841,875	29,819,088

Cost of revenues	(25,203,243)	(25,419,751)	(24,751,473)

Gross Profit	4,964,536	5,422,124	5,067,615

Operating expenses
Selling and distribution expenses	(331,962)	(589,381)	(547,532)
General and administrative expenses	(1,640,633)	(1,797,130)	(1,442,155)
Allowance for doubtful accounts	(890,926)	-	-
Total operating expenses	(2,863,521)	(2,386,511)	(1,989,687)

Income from operations	2,101,015	3,035,613	3,077,928

Other (expenses) income
Interest income	313	635	731
Interest expense	(271,617)	(1,197,317)	(154,400)
Amortization of debt issuance costs	(1,093,440)	(2,113,492)	-
Other income (expenses), net	112,515	(1,879)	314,070
Total other expenses, net	(1,252,229)	(3,312,053)	(160,401)

Income (loss) before income taxes	848,786	(276,440)	3,238,329

Provision for income taxes	(35,331)	(34,564)	(9,063)

Net income (loss)	813,455	(311,004)	3,229,266

Less: net (loss) income attributable to noncontrolling interest	(10,151)	3,567	(7,234)

Net income (loss) attributable to Farmmi, Inc.	$823,606	$(307,437)	$3,222,032

Comprehensive income (loss)
Net income (loss)	$813,455	$(311,004)	$3,229,266
Other comprehensive income (loss): foreign currency translation gain (loss)	1,423,862	(1,005,793)	(970,209)
Total comprehensive income (loss)	2,237,317	(1,316,797)	2,259,057
Comprehensive (loss) income attributable to noncontrolling interest	(30,933)	36,324	(21,204)

Comprehensive income (loss) attributable to Farmmi, Inc.	$2,206,384	$(1,280,473)	$2,280,261

Weighted average number of shares, basic	16,244,856	12,183,847	11,173,699
Weighted average number of shares, diluted	16,244,856	12,183,847	12,093,507

Basic earnings (loss) per common share	$0.05	$(0.03)	$0.29
Diluted earnings (loss) per common share	$0.05	$(0.03)	$0.27

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Changes in Stockholder's Equity

For the Years Ended September 30, 2020, 2019 and 2018

						Accumulated	Total
			Additional			Other	Farmmi, Inc. ’s
	Common Stock		Paid in	Statutory	Retained	Comprehensive	Stockholders'	Noncontrolling
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Equity	Interest	Total Equity
Balance at September 30, 2017	10,000,000	$10,000	$5,023,080	$229,512	$3,774,805	$718,941	$9,756,338	$896,576	$10,652,914

Proceeds from Initial Public Offering - stock issuance	1,932,000	1,932	7,726,068	-	-	-	7,728,000	-	7,728,000
Direct costs disbursed from Initial Public Offering proceeds	-	-	(1,426,329)	-	-	-	(1,426,329)	-	(1,426,329)
Foreign currency translation loss	-	-	-	-	-	(941,771)	(941,771)	(28,438)	(970,209)
Net income for the year	-	-	-	-	3,222,032	-	3,222,032	7,234	3,229,266

Balance at September 30, 2018	11,932,000	$11,932	$11,322,819	$229,512	$6,996,837	$(222,830)	$18,338,270	$875,372	$19,213,642

Issuance of common shares for convertible notes redemption	657,857	658	1,949,434	-	-	-	1,950,092	-	1,950,092
Beneficial conversion feature associated with convertible notes	-	-	670,618	-	-	-	670,618	-	670,618
Issuance of warrants associated with convertible notes	-	-	1,819,996	-	-	-	1,819,996	-	1,819,996
Foreign currency translation loss	-	-	-	-	-	(973,036)	(973,036)	(32,757)	(1,005,793)
Net loss for the year	-	-	-	-	(307,437)	-	(307,437)	(3,567)	(311,004)
Statutory reserve	-	-	-	368,016	(368,016)	-	-	-	-

Balance at September 30, 2019	12,589,857	$12,590	$15,762,867	$597,528	$6,321,384	$(1,195,866)	$21,498,503	$839,048	$22,337,551

Issuance of common shares for convertible notes redemption	7,927,846	7,928	4,572,361	-	-	-	4,580,289	-	4,580,289
Foreign currency translation gain	-	-	-	-	-	1,382,778	1,382,778	41,084	1,423,862
Net income (loss) for the year	-	-	-	-	823,606	-	823,606	(10,151)	813,455
Statutory reserve	-	-	-	374,564	(374,564)	-	-	-	-

Balance at September 30, 2020	20,517,703	$20,518	$20,335,228	$972,092	$6,770,426	$186,912	$28,285,176	$869,981	$29,155,157

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Cash Flows

	For the Years Ended September 30,
	2020	2019	2018
Cash flows from operating activities
Net income (loss)	$813,455	$(311,004)	$3,229,266
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Changes in allowances – accounts receivables	188,440	-	-
Changes in allowances – advances to suppliers	702,486	-	-
Changes in allowances - inventories	19,183	-	-
Depreciation and amortization	82,809	46,779	24,886
Non-cash lease expenses	27,011	-	-
Loss from disposal of property and equipment	8,942	-	873
Accrued interest expense for convertible notes	135,867	1,087,774	-
Amortization of debt issuance costs	1,093,440	2,113,492	-
Changes in operating assets and liabilities:
Accounts receivable	3,446,672	(5,759,327)	(3,804,464)
Inventories	900,691	291,652	(280,017)
Advances to suppliers	(9,094,757)	(8,705,402)	(1,980,862)
Other current assets	101,805	(103,561)	(118,755)
Accounts payable	102,438	(38,392)	(62,706)
Operating lease liabilities	(41,560)	-	-
Other current liabilities	(103,345)	604,702	266,769
Net cash used in operating activities	(1,616,423)	(10,773,287)	(2,725,010)

Cash flows from investing activities
Purchase of property, plant and equipment	(165,045)	(51,781)	(64,715)
Purchase of intangible assets	(82,195)	(43,124)	-
Net cash used in investing activities	(247,240)	(94,905)	(64,715)

Cash flows from financing activities
Gross proceeds from capital contribution	428,100	-	-
Gross proceeds from bank acceptance notes payable	3,139,400	-	-
Payments of deferred financing costs	-	(716,318)	-
Gross Proceeds from issuance of convertible note	-	7,500,000	-
Net proceeds from Initial Public Offering - stock issuance	-	-	7,728,000
Direct costs disbursed from Initial Public Offering proceeds	-	-	(1,147,509)
Borrowings from short-term bank loans	3,282,100	1,454,186	1,530,080
Repayments of short-term bank loans	(2,711,300)	(2,094,028)	(1,683,088)
Repayments of loans from related parties	(936,655)	(87,800)	(300,163)
Net cash provided by financing activities	3,201,645	6,056,040	6,127,320

Effect of exchange rate changes on cash and restricted cash	73,354	40,802	(402,969)
	-
Net increase (decrease) in cash and restricted cash	1,337,982	(4,771,350)	2,934,626
	-
Cash and restricted cash, beginning of year	753,815	5,525,165	2,590,539

Cash and restricted cash, end of year	$2,165,151	$753,815	$5,525,165

Reconciliation of cash and restricted cash, beginning of year
Cash	$135,125	$4,925,165	$2,590,539
Restricted cash	618,690	600,000	-
Cash and restricted cash, beginning of year	$753,815	$5,525,165	$2,590,539

Reconciliation of cash and restricted cash, end of year
Cash	$548,151	$135,125	$4,925,165
Restricted cash	1,617,000	618,690	600,000
Cash and restricted cash, end of year	$2,165,151	$753,815	$5,525,165

Supplemental disclosure information:
Income taxes paid	$29,771	$13,777	$11,763
Interest paid	$87,249	$118,237	$164,587

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$827,118	$-	$-
Conversion of notes to 7,927,846 and 657,858 shares of common stock, respectively	$4,580,289	$1,950,092	$-
Accrued interest for convertible notes	$135,867	$1,087,774	$-
Repayment of convertible notes by a related party on behalf of the Company	$-	$2,617,882	$-

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FMI”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FMI’s Chief Executive Officer (“CEO”) Ms. Yefang Zhang, as the sole shareholder of FarmNet Limited which is the sole shareholder of FMI, and her husband Mr. Zhengyu Wang, a director of FMI, are the ultimate shareholders of the Company (“Controlling Shareholders”). FMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, who in turn owns 100% equity interest of Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”), a company incorporated in the People’s Republic of China (“PRC” or “China”), through Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), two wholly foreign-owned entities (“WFOE”) formed by Farmmi International under the laws of China. Farmmi Enterprise and Farmmi Technology each owns 50% of Suyuan Agriculture. Suyuan Agriculture owns 96.15% equity interest of Zhejiang Forest Food Co., Ltd. (“Forest Food”) and 100% equity interest of Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”). Except for Forest Food and FLS Mushroom who are the main operating entities located in China, all other entities are holding companies without any material activities.

On September 18, 2016, Suyuan Agriculture entered into a series of contractual agreements with Zhengyu Wang, the owner of Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) and Nongyuan Network. Nongyuan Network is a company incorporated on December 8, 2015 that focuses on the development of network marketing and provides a network platform for sales of agriculture products. These agreements include an Exclusive Management Consulting and Technology Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement, a Proxy Agreement and a Power of Attorney (collectively, the “Original VIE Agreements”). The Original VIE Agreements obligated Suyuan Agriculture to absorb a majority of the risk of loss from Nongyuan Network’s activities and entitled Suyuan Agriculture to receive a majority of their residual returns. In essence, Suyuan Agriculture and the Company had gained effective control over Nongyuan Network.

On December 4, 2019, Zhengyu Wang transferred his 100% shares of Nongyuan Network to his daughter Xinyang Wang. As a result, Xinyang Wang holds 100% shares of Nongyuan Network. On December 10, 2019, Xinyang Wang, as the new shareholder of Nongyuan Network, signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”) with Nongyuan Network and Suyuan Agriculture. On May 15, 2020, the following agreements were signed with the effective date of December 10, 2019:

(1)	Zhengyu Wang, Nongyuan Network and Suyuan Agriculture signed a termination agreement to confirm that the Original VIE Agreements have been terminated because Zhengyu Wang is no longer the shareholder of Nongyuan Network;

(2)	Zhengyu Wang, Dehong Zhang (the legal representative of Nongyuan Network), Xinyang Wang, Nongyuan Network and Suyuan Agriculture signed a joint statement to confirm that the board of directors of the Company has the ultimate authority over the matters of the VIE entity Nongyuan Network.

FMI believes that Xinyang Wang VIE Agreements enable Suyuan Agriculture and FMI to keep the effective control over Nongyuan Network. Therefore, FMI believes that Nongyuan Network should be considered as Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Accordingly, the accounts of this entity are consolidated with those of Suyuan Agriculture.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (Continued)

Details of the subsidiaries of FMI are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
FMI	July 28, 2015	Cayman	Parent	Holding Company
Farmmi International	August 20, 2015	Hong Kong	100	Holding Company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100	Holding Company
Farmmi Technology	June 6, 2016	Zhejiang, China	100	Holding Company
Suyuan Agriculture	December 8, 2015	Zhejiang, China	100	Holding Company
				Dehydrating, further processing and
Forest Food	May 8, 2003	Zhejiang, China	96.15	distribution of edible fungus
FLS Mushroom	March 25, 2011	Zhejiang, China	100	Light processing and distribution of
				dried mushrooms
Farmmi Food	December 26, 2017	Zhejiang, China	100	Dehydrating, further processing and
				distribution of edible fungus
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	Subsidiary of the VIE	Technology development, technical services and technical consultation related to agricultural products

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

Note 2 — Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

The Company determined that Nongyuan Network is a VIE because the Company is the primary beneficiary of risks and rewards of this VIE. The carrying amount of this VIE’s assets and liabilities are as follows:

	September 30, 2020	September 30, 2019
Current assets	$4,335,297	$1,003,603
Non-current assets	392,517	89,182
Total assets	4,727,814	1,092,785
Total liabilities	(4,135,859)	(837,640)
Net assets	$591,955	$255,145

The financial performance of the VIE reported in the consolidated statement of operations and comprehensive income (loss) for the years ended September 30, 2020, 2019 and 2018 includes sales of $4,558,854, $6,184,460 and $3,369,258, operating expenses of $4,666,411, $6,198,707 and $3,370,857, and net loss of $113,362 and $14,633 and net income of $4,234, respectively

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property, plant and equipment, the valuation of beneficial conversion feature of the convertible notes, and the valuation of deferred tax assets.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows: Restricted Cash on October 1, 2018. This ASU applies to all entities that have restricted cash or restricted cash equivalents to be presented in the statement of cash flows under ASC Topic 230. As of September 30, 2020 and 2019, the Company had restricted cash of $1,617,000 and $618,690, respectively. As of September 30, 2020, restricted cash of $1,617,000 is secured against bank acceptance notes issued by the Company facilitated by Hangzhou United Bank and may be used as the repayment of bank acceptance notes upon maturity on June 15, 2021 (Note 9). As of September 30, 2019, restricted cash of $600,000 was the proceeds from the Initial Public Offering and was released in June 2020, the rest of $18,690 restricted cash was the proceeds from the private placement (Note 8) and was used to pay for professional service fees in 2020. As of September 30, 2019, the restricted cash was on deposit in the United States and was insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Accounts Receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of September 30, 2020 and 2019, allowance for doubtful accounts was $194,118 and nil, respectively.

Inventory, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. The Company recorded inventory reserve of $19,761 and nil as of September 30, 2020 and 2019, respectively.

Advances to Suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of September 30, 2020 and 2019, allowance for doubtful accounts was $723,655 and nil, respectively.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Plant, machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years
Leasehold improvement	Shorter of lease term or useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Intangible Assets, net

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of three years.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for fiscal years ended September 30, 2020, 2019 and 2018.

Revenue Recognition

The Company follows ASU 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton.

The Company’s contract liabilities primarily include advance from customers. As of September 30, 2020 and 2019, the contract liabilities are $31,809 and $5,926, respectively, and included in other current liabilities on the consolidated balance sheets. For fiscal years ended September 30, 2020, 2019 and 2018, there was no revenue recognized from performance obligations related to prior periods.

Refer to Note 15 — Segment reporting for details of revenue segregation.

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

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The component of basic and diluted EPS were as follows:

Year Ended September 30,	2020	2019	2018
Net income (loss) available for common shareholders (A)	$823,606	$(307,437)	$3,222,032
Weighted average outstanding shares of ordinary shares (B)	16,244,856	12,183,847	11,173,699
Dilutive effect of investor and placement agent warrants	-	-	919,808
Diluted ordinary shares and ordinary shares equivalents (C)	16,244,856	12,183,847	12,093,507
Earnings per share
Basic (A/B)	$0.05	$(0.03)	$0.29
Diluted (A/C)	$0.05	$(0.03)	$0.27

Fair Value of Financial Instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other current assets, accounts payable, due to related parties, convertible notes payable, operating lease liabilities –current, other current liabilities, short-term bank loans and bank acceptance notes payable approximate their recorded values due to their short-term maturities. The fair value of longer term operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

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

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and advances to suppliers. As of September 30 2020 and 2019, $2,029,892 and $114,036 of the Company’s cash is maintained in banks within the People’s Republic of China of which deposits of RMB0.5 million (equivalent to $70,550) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive Income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Leases

The Company adopted ASU 2016-02, Leases on October 1, 2019 and used the alternative transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients”, which permits the Company not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space operating leases. Upon adoption, the Company recognized additional operating liabilities of approximately $0.3 million, with corresponding ROU assets of the same amount based on the present value of the remaining rental payments under current leasing standards for existing operating leases. There was no cumulative effect of adopting the standard.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of September 30, 2020 and 2019 were RMB1 for $0.1470 and $0.1401, respectively. The average exchange rates for the years ended September 30, 2020, 2019 and 2018 were RMB1 for $0.1427, $0.1454 and $0.1530, respectively.

Shipping and Handling Expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $247,189, $287,768 and $307,374 for the years ended September 30, 2020, 2019 and 2018, respectively.

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

Income Taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended September 30, 2020, 2019 and 2018. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2020 and 2019. As of September 30, 2020, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

Statement of Cash Flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

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

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, the production and sales activities of the Company temporarily suspended during the end of January and February 2020, which adversely impacted the Company’s production and sales during that period. Although the production and sales have resumed at the end of March 2020, if COVID-19 further impacts its production and sales, the Company’s financial condition, results of operations, and cash flows could continue to be adversely affected.

Consequently, the COVID-19 outbreak has adversely affected the Company’s business operations and condition and operating results for 2020, including but not limited to material negative impact on its total revenue, slower collection of accounts receivable and accrued allowance for bad debt, slower utilization of advances to suppliers and accrued allowance, and inventory allowance. The Company will continue to monitor and modify the operating strategies. Management does not expect a continued decline in sales in long term based on the existing sale orders.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company will adopt this guidance effective October 1, 2020. The Company is currently evaluating the impact of its pending adoption of this guidance on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company will adopt this guidance effective October 1, 2021. The Company is currently evaluating the impact of its pending adoption of this guidance on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842). This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company will adopt this guidance effective October 1, 2020. The Company is currently evaluating the impact of its pending adoption of this guidance on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable consisted of the following:

	September 30, 2020	September 30, 2019
Accounts receivable - trade	$10,952,237	$13,824,937
Accounts receivable - related party	-	2,654
Accounts receivable	10,952,237	13,827,591
Less: allowance for doubtful accounts	(194,118)	-
Accounts receivable	$10,758,119	$13,827,591

Allowance for doubtful accounts of $194,118 was made for certain accounts receivable as of September 30, 2020. No allowance for doubtful accounts was deemed necessary for the years ended September 30, 2019 and 2018 as the Company considered all of the accounts receivable fully collectible. The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. $8,325,622, or 76% of the September 30, 2020 balance has been subsequently collected as of January 27, 2021. The Company expects to collect the remaining balance of accounts receivable by March 2021.

Note 4 — Inventories, net

Inventories, net, consisted of the following:

	September 30, 2020	September 30, 2019
Raw materials	$563,772	$1,415,226
Packaging materials	39,628	31,829
Finished goods	-	12,192
Less: allowance for inventory reserve	(19,761)	-
Total	$583,639	$1,459,247

Note 5 — Advances to suppliers, net

Movement of advances to suppliers is as follows:

	September 30, 2020	September 30, 2019
Beginning balance	$14,034,379	$5,868,486
Increased during the year	40,398,618	30,753,022
Less: utilized during the year	(31,303,861)	(22,366,650)
Less: allowance for doubtful accounts	(723,655)	-
Exchange rate difference	966,371	(220,479)
Ending balance	$23,371,852	$14,034,379

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). These two Framework Agreements were renewed for another three years in April 2019 upon expiration. Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er. Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for doubtful accounts of $723,655 was made for certain advances to suppliers as of September 30, 2020.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As of September 30, 2020, approximately $9.62 million, or 40% has been utilized as of the date of this report, and the remaining balance is expected to be utilized by September 2021. The Company continuously makes advances to its suppliers on a rolling basis, which typically represent 30% of the total amount of each purchase order. The Company may maintain its outstanding advance payments at a relatively high level going forward because the Company anticipates continuous large orders from its largest customer, China Forestry Group Corporation.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Property, plant and equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	September 30, 2020	September 30, 2019
Office equipment	$34,320	$42,887
Transportation equipment	68,984	65,741
Plant, machinery and equipment	114,551	97,454
Leasehold improvements	226,879	155,746
Subtotal	444,734	361,828
Accumulated depreciation	(178,839)	(222,360)
Total	$265,895	$139,468

Depreciation expense was $40,052, $43,240 and $24,886 for the years ended September 30, 2020, 2019 and 2018, respectively.

Note 7 — Short-term bank loans

Short-term bank loans consist of the following:

	September 30, 2020	September 30, 2019
Bank of China (Lishui Branch) (1)	$1,470,000	$1,400,894
Hangzhou United Rural Commercial Bank Co., Ltd. (2)	588,000	-
Total	$2,058,000	$1,400,894

(1)	The loan in the amount of RMB9 million (equivalent of approximately $1.27 million) from Bank of China (Lishui Branch), was facilitated on January 6, 2020 through Forest Food, a subsidiary of the Company, as working capital for six months, with the original maturity of July 6, 2020 at an annual effective interest rate of 3.98%. The loan was repaid in full upon maturity and re-issued to the Company at RMB10 million (equivalent of approximately $1.47 million) on July 9, 2020 as working capital for oneyear, with a new maturity date of July 7, 2021 at a lower annual interest rate of 3.95%.

The loan is secured by the real property and land use right owned by Forasen Group Co., Ltd., a related party. The loan is also guaranteed by a related party Zhejiang Tantech Bamboo Technology Co., Ltd., and three third parties Zhejiang Lishui Xinyite Automation Technology Co., Ltd., Lishui Kaige Bearing Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, as well as two principal officers of the Company.

(2)	The loan in the amount of RMB4 million (equivalent of approximately $0.59 million) from Hangzhou United Rural Commercial Bank Co., Ltd., was facilitated on November 13, 2019 through Suyuan Agriculture, a subsidiary of the Company, as working capital for one year, with the maturity date of November 12, 2020 at an annual effective interest rate of 6.09%. At maturity date, RMB0.6 million (equivalent of approximately $88,200) was repaid, the remaining balance of RMB3.4 million (equivalent of approximately $499,800) was extended to May 10, 2021 at an annual effective interest rate of 6.09%.

The loan was secured by an office property and land use right owned by Zhejiang Tantech Bamboo Technology Co., Ltd., a related party of the Company, of which valued at RMB6.85 million (equivalent of approximately $1 million).

Interest expenses amounted to $86,383, $118,237 and $164,587 for the years ended September 30, 2020, 2019 and 2018, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Convertible notes payable and warrants

On November 1, 2018, the Company completed a $7.5 million private placement with an institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), the Company issued and sold to the Buyer an aggregate of $7.5 million of senior convertible notes due on April 1, 2020 (the “Notes”) and warrants (the “Investor Warrants”) to purchase an aggregate of 800,000 of the Company’s Ordinary Shares. The Notes were initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Notes. The Notes bear interest at 10% per year. The Investor Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. One year from the date of issuance of the Investor Warrants, the Exercise Price of the Investor Warrants will be lowered to the then-current Market Price (as such term is defined in the Notes) of an Ordinary Share, if such Market Price is less than the initial Exercise Price of $6.53 per Ordinary Share.

On November 1, 2018, the Company issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

On March 10, 2020, the Company adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $2 per Ordinary Share according to the terms of these warrants. On July 10, 2020, according to the terms of the Placement Agent Warrants, the Company adjusted the number of shares underlying the Placement Agent Warrants from 119,808 to 812,694, ten percent (10%) of the number of Ordinary Shares issued by the Company in repayment of principal under the Notes.

At the time of issuance, the Company allocated the proceeds to the Notes and Investor Warrants based on their relative fair values, and evaluated the intrinsic value of the beneficial conversion feature (“BCF”) associated with the conversion feature of the Notes. The Investor Warrants and BCF were recorded into additional paid-in capital.

The Investor Warrants were treated as a discount on the Notes and were valued at $1,496,153. Additionally, the Notes were considered to have an embedded BCF because the effective conversion price was less than the fair value of the Company’s common stock on November 1, 2018. The value of the BCF was $670,618 and was also recorded as a discount on the Notes. Hence, in connection with the issuance of the Notes and the Investor Warrants, together with other issuance costs, the Company recorded a total debt discount of $3,206,932 that will be amortized over the term of the Notes. For the year ended September 30, 2020, a total of $1,093,440 in amortization of the debt discounts was recorded and charged to the interest expense and 7,927,846 Ordinary Shares were issued by the Company to the Buyer equaling principal and interests amounted to $4,580,289. At September 30, 2020, the Notes balance was Nil.

The fair value of the Investor Warrants and Placement Agent Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include (1) risk-free interest rate of 2.94% at the date of grant, (2) expected warrant life of 4 years, (3) expected volatility of 72.57%, and (4) expected dividend yield of 0.

Note 9 – Bank acceptance notes payable

On June 15, 2020, the Company issued RMB22 million (equivalent of approximately $3.23 million) bank acceptance notes to its suppliers facilitated by Hangzhou United Bank for one year, with the maturity date of June 15, 2021. The Company incurred fees of RMB11,000 (equivalent of $1,620) related to the issuance of these bank acceptance notes.

These bank acceptance notes are secured by restricted cash of RMB11 million (equivalent of approximately $1.62 million) and is also secured by the real property and land use right owned by Xinyang Wang, the 100% shareholder of Nongyuan Network.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Forasen Group Co., Ltd. (“Forasen Group”)	Owned by Mr. Zhengyu Wang, the Chairman of Board of Directors of the Company	Provides a guarantee for the Company’s bank loans; purchases from the Company; leases factory building to the Company; provides the real property and land use right as additional security for a bank loan.
Zhejiang Tantech Bamboo Technology Co., Ltd.	Under common control of Mr. Zhengyu Wang and Ms. Yefang Zhang, CEO of the Company	Lease factory building to the Company; purchases from the Company; provide the real property and land use right as additional security for the Company’s short-term bank loan.
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Mr. Zhengyu Wang	Purchase from the Company
Zhejiang Forasen Asset Management Co., Ltd.	Controlled by Zhengyu Wang and CEO Yefang Zhang
Hangzhou Forasen Technology Co., Ltd	Controlled by Mr. Zhengyu Wang	Sublease of office space from the Company.
Yefang Zhang	CEO of the Company	Provided a working capital loan; provides a guarantee for the Company’s bank loans
Zhengyu Wang	Chairman of Board of Directors of the Company	Provides a guarantee for the Company’s bank loans
Xinyang Wang	Shareholder of Nongyuan Network	Provide the real property and land use right as additional security for the issuance of bank acceptance notes by Nongyuan Network

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party transactions (Continued)

Due to related parties consisted of the following:

	September 30, 2020	September 30, 2018
Yefang Zhang	$1,714,811	$2,652,882
Zhejiang Tantech Bamboo Technology Co., Ltd.	1,459	-
Total	$1,716,270	$2,652,882

As of September 30, 2020 and 2019, the balance of due to related parties mainly consisted of advances from the Company’s principal shareholder for working capital purposes during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the years ended September 30, 2020, 2019 and 2018, the Company recorded sales to related parties of $7,200, $16,323 and $155,418, respectively.

Operating lease from related parties

In October 2009, the Company entered into a lease agreement with Forasen Group for leasing the factory building. The lease term was 10 years with monthly rent of RMB22,400 (equivalent of $3,293). The lease agreement was renewed in October 2019 for another 10 years with the same monthly rent. This lease agreement was terminated on July 31, 2020.

In July 2020, the Company entered into a lease agreement with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building. The lease term is 10 years with annual rent of RMB459,360 (equivalent of $67,526).

In August 2020, the Company entered into a one year lease agreement with Forasen Group for leasing a processing facility, with monthly rent of RMB 9,200 (equivalent of $1,313).

Sublease to a related party

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB283,258 (equivalent of $41,639).

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 7). The Company’s related parties also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 7) and bank acceptance notes (see Note 9).

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity

Common stock

On September 12, 2020, the authorized share capital of the Company was increased from US$20,000 divided into 20,000,000 ordinary shares of US$0.001 par value each to US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each.

Conversion of convertible notes

As disclosed in Note 8, during the year ended September 30, 2020, the Company issued a total of 7,927,846 Ordinary Shares to the Buyer equaling principal and interests amounted to $4,580,289 of the convertible notes.

Additional paid-in capital

As disclosed in Note 8, on November 1, 2018, the Company issued and sold an aggregate of $7.5 million of senior convertible notes due April 1, 2020 and warrants to purchase an aggregate of 800,000 of its Ordinary Shares. In addition, the Company also issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent.

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

Appropriations to the statutory surplus reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2020 and September 30, 2019, the balance of the required statutory reserves was $972,092 and $597,528, respectively.

Noncontrolling interest

The Company’s noncontrolling interest consists of the following:

	September 30, 2020	September 30, 2019
Paid-in capital	$107,461	$107,461
Additional paid-in capital	807,953	807,953
Foreign currency translation loss attributed to noncontrolling interest	(33,828)	(74,997)
Net loss attributed to noncontrolling interest	(11,520)	(1,369)
Total noncontrolling interest	$869,981	$839,048

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes

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

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant special tax treatment to local enterprises as a way to encourage specific agricultural industry and stimulate local economy. FLS Mushroom and Farmmi Food are engaged in agricultural industry and their income are tax exempted. Nongyuan Network, Farmmi Technology and Farmmi E-Commerce are subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises. Net income of $3.84 million, $3.59 million and $3.88 million was exempt from income tax for the years ended September 30, 2020, 2019 and 2018, respectively. The estimated tax savings as the result of the tax break for the years ended September 30, 2020, 2019 and 2018 amounted to $960,097, $898,597 and $970,796, respectively. Per share effect of the tax exemption were $0.06, $0.08 and $0.09 for the years ended September 30, 2020, 2019 and 2018, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (Continued)

Corporation Income Tax (“CIT”) (Continued)

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended September 30, 2020, 2019 and 2018:

	For the years ended September 30,
	2020	2019	2018
Statutory PRC income tax rate	25.00%	25.00%	25.00%
Effect of income tax holiday	(27.49)%	(25.34)%	(25.04)%
Favorable tax rate impact (a)	(1.46)%	0.58%	0.04%
Permanent difference	0.00%	0.26%	0.00%
Changes of deferred tax assets valuation allowances	5.27%	0.48%	0.23%
Non-PRC entities not subject to PRC income tax	2.84%	(13.48)%	0.05%
Total	4.16%	(12.50)%	0.28%

(a)	FLS Mushroom and Farmmi Food are engaged in agricultural industry and their income are tax exempted. Nongyuan Network, Farmmi Technology and Farmmi E-Commerce are subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises.

The provision for income tax consists of the following:

	For the years ended September 30,
	2020	2019	2018
Current	$35,331	$34,564	$9,063
Deferred	-	-	-
Total	$35,331	$34,564	$9,063

Corporation Income Tax (“CIT”) (Continued)

Components of deferred tax assets are as follows:

	September 30, 2020	September 30, 2019
Net operating loss carryforwards	$199,342	$142,395
Valuation allowance	(199,342)	(142,395)
Total	$-	$-

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax basis and U.S. GAAP. Forest Food had a cumulative net operating loss of approximately $797,000 and $570,000, respectively, as of September 30, 2020 and 2019, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a full valuation allowance of $199,342 and $142,395 was recorded against the gross deferred tax asset balance at September 30, 2020 and 2019, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that Forest Food will not generate sufficient future taxable income to utilize the net operating loss.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Concentration of major customers and suppliers

For the years ended September 30, 2020, 2019 and 2018, one major customer accounted for approximately 63%, 64% and 68% of the Company’s total sales, respectively. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2020 and 2019, one major customer accounted for approximately 94% and 82% of the Company’s accounts receivable balance, respectively.

For the year ended September 30, 2020, two major suppliers accounted for approximately 41% and 39% of the total purchases, respectively. For the year ended September 30, 2019, two major suppliers accounted for approximately 50% and 40% of the total purchases, respectively. For the year ended September 30, 2018, two major suppliers accounted for approximately 54% and 27% of the total purchases, respectively.

As of September 30, 2020, two major suppliers accounted for approximately 45% and 44% of the Company’s advances to suppliers balance. As of September 30, 2019, two major suppliers accounted for approximately 53% and 46% of the Company’s advances to suppliers balance.

Note 14 — Leases

Effective October 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842) using the alternative transition approach which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Upon adoption, the Company recorded operating lease right-of-use assets and corresponding operating lease liabilities of $824,629 and $809,613, respectively with no impact on retained earnings. Financial position for reporting periods beginning on or after October 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

As of September 30, 2020, the remaining lease term was an average of 6.3 years. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for one-year loan as published by China’s central bank in order to discount lease payments to present value. The discount rate of the Company’s operating leases was 3.95%, as of September 30, 2020.

Supplemental balance sheet information related to operating leases was as follows:

As of September 30, 2020
Operating lease right-of-use assets	$852,041
Operating lease right-of-use assets – accumulated amortization	(29,003)
Operating lease right-of-use assets – net	$823,038

Operating lease liabilities, current	$138,850
Operating lease liabilities, non-current	669,202
Total operating lease liabilities	$808,052

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Leases (Continued)

As of September 30, 2020, maturities of operating lease liabilities were as follows:

Twelve months ending September 30,	As of September 30, 2020
2021	$189,297
2022	172,681
2023	121,386
2024	67,526
2025	67,526
2026	67,526
2027	67,526
2028	67,526
2029	67,526
2030	53,002
Total future minimum lease payments	941,522
Less: Imputed interest	(133,470)
Total	$808,052

Note 15 — Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

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

The following table presents revenue by major product categories (from third parties and related party) for the years ended September 30, 2020, 2019 and 2018, respectively:

	For the years ended September 30,
	2020	2019	2018
Shiitake	$16,682,557	$17,893,893	$16,753,076
Mu Er	12,302,420	11,659,409	12,190,340
Other edible fungi and other agricultural products	1,182,802	1,288,573	875,672
Total	$30,167,779	$30,841,875	$29,819,088

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Segment reporting (Continued)

All of the Company’s long-lived assets are located in PRC. The majority of the Company’s products are sold in China. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the years ended September 30,
	2020	2019	2018
Revenue from China	$28,473,342	$28,735,306	$27,146,942
Revenue from other countries	1,694,437	2,106,569	2,672,146
Total Revenue	$30,167,779	$30,841,875	$29,819,088

Note 16 — Condensed Financial Information of the Parent Company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2020 and 2019, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Condensed Financial Information of the Parent Company (Continued)

Farmmi, Inc.

Parent Company Balance Sheets

	As of September 30,
	2020	2019
Assets
Current assets
Cash	$2,122	$635,295

Non-current assets
Investment in subsidiaries	30,217,865	27,638,317
Total assets	$30,219,987	$28,273,612

Liabilities and Shareholders’ Equity

Current liabilities
Convertible notes payable	$-	$2,926,361
Due to related parties	1,894,811	2,652,882
Other current liabilities	40,000	-
Total liabilities	1,934,811	5,579,243

Commitments and contingencies

Shareholders’ equity
Common stock, $0.001 par value, 200,000,000 shares authorized, 20,517,703 and 12,589,857 shares issued and outstanding at September 30, 2020 and 2019, respectively	20,518	12,590
Additional paid-in capital	20,335,228	15,762,867
Retained earnings	7,929,430	6,918,912
Total shareholders’ equity	28,285,176	22,694,369

Total liabilities and shareholders’ equity	$30,219,987	$29,367,052

Farmmi, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Condensed Financial Information of the Parent Company (Continued)

Farmmi, Inc.

Parent Company Statements of Operations

	For the Years ended September 30,
	2020	2019	2018
Operating expenses:
General and administrative expenses	$(602,518)	$(619,325)	$(635,643)

Other expenses
Interest expenses	(135,865)	(1,087,775)	-
Amortization of debt issuance costs	(1,093,440)	(2,113,492)	-
Other expenses	(646)	(907)	(2,573)

Loss from operations	(1,832,469)	(3,821,499)	(638,215)
Equity in income of subsidiaries and VIE	2,656,075	3,514,062	3,860,247

Net income (loss) attributable to Farmmi, Inc.	$823,606	$(307,437)	$3,222,032

Farmmi, Inc.

Parent Company Statements of Cash Flows

	For the Years ended September 30,
	2020	2019	2018
Net cash provided by (used in) operating activities	$124,898	$(2,500,954)	$1,112,187
Net cash (used in) provided by financing activities	(758,071)	2,530,082	(506,020)
Net decrease (increase) in cash and restricted cash	(633,173)	29,128	606,167
Cash and restricted cash, beginning of year	635,295	606,167	-
Cash and restricted cash, end of year	$2,122	$635,295	$606,167