Form 20-F
period 2021-09-30
Farmmi, Inc.
filed 2022-01-26
CIK 1701261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

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

Wenhua Liu, Chief Financial Officer
+86-0578-82612876
lwh@farmmi.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 557,780,383 Ordinary Shares, excluding shares underlying outstanding warrants.

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

Item 3. Key Information

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended September 30, 2021, 2020 and 2019 and the selected consolidated balance sheets data as of September 30, 2021 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended September 30, 2019 have been derived from our audited consolidated balance sheet as of September 30, 2019, which is not included in this annual report. The selected consolidated statements of operations data for the years ended September 30, 2018 and 2017 and the selected consolidated balance sheet data as of September 30, 2018 and 2017 have been derived from our audited consolidated financial statements for the years ended September 30, 2018 and 2017, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars)

Statements of operations data:

	For the years ended September 30,
	2021	2020	2019	2018	2017
Revenues from continuing operations	$39,289,951	$28,363,963	$28,643,293	$26,497,035	$23,779,084
Gross profit from continuing operations	5,109,281	4,651,422	5,079,202	4,548,372	4,068,923
Operating expenses from continuing operations	(2,256,405)	(2,384,339)	(2,058,855)	(1,495,154)	(737,036)
Income from operations from continuing operations	2,852,876	2,267,083	3,020,347	3,053,218	3,331,886
Provision for income taxes – continuing operations	(25,571)	(16,753)	(29,813)	(9,063)	(5,793)
Net income (loss) from continuing operations	2,407,790	1,077,302	(218,279)	3,041,219	3,295,403
Net (loss) income from discontinued operations, net of tax	(51,352)	(263,847)	(92,725)	188,046	(25,057)
Net income (loss)	$2,356,438	$813,455	$(311,004)	$3,229,265	$3,270,346
Earnings (loss) per share, basic
Continuing operations	0.02	0.07	(0.02)	0.27	0.33
Discontinued operations	(0.00)	(0.02)	(0.01)	0.02	(0.00)
Earnings (loss) per share, diluted
Continuing operations	0.02	0.07	(0.02)	0.25	0.33
Discontinued operations	(0.00)	(0.02)	(0.01)	0.02	(0.00)
Weighted average ordinary share outstanding, basic	102,842,495	16,244,856	12,183,847	11,173,699	10,000,000
Weighted average ordinary share outstanding, diluted	104,455,189	16,244,856	12,183,847	12,093,507	10,000,000

Balance sheets data

	As of September 30,
	2021	2020	2019	2018	2017
Current assets	$155,305,536	$37,022,171	$29,705,028	$21,339,634	$13,741,413
Total assets	$165,686,901	$38,191,746	$30,482,631	$22,075,997	$13,843,929
Current liabilities	$4,146,426	$8,367,387	$8,145,080	$2,221,900	$2,529,848
Total liabilities	$4,894,483	$9,036,589	$8,145,080	$2,862,355	$3,191,015
Total shareholders' equity (net assets)	$160,792,418	$29,155,157	$21,498,503	$18,338,270	$9,756,338

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

	For the years ended September 30,
	2021	2020	2019
Period Ended RMB exchange rate	$0.1552	$0.1470	$0.1401
Period Average RMB exchange rate	$0.1540	$0.1427	$0.1454

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

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”) first identified in Wuhan, Hubei Province, China and declared as a pandemic by the World Health Organization in March 2020. Though the impact of COVID-19 was temporary on our business and operations in 2021 due to some shutdowns in China, any outbreak of contagious diseases in the future, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to our operations, as well as temporary closures of our facilities and ports or the facilities of our customers and third-party service providers. Any disruption or delay of our customers or third-party service providers would likely impact our operating results and the ability of the Company to continue as a going concern. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that could affect demand for our products and significantly impact our operating results.

The coronavirus disease 2019 (COVID-19) has had a significant impact on our operations for the year ended September 30, 2020 and had temporarily impact on our operations for the year ended September 30, 2021.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, logistics service providers or distributors as a result of the impact from COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as raw material scarcity, pandemics, government shutdowns, disruptions in logistics, supplier capacity constraints, adverse weather conditions, natural disasters, fire, terrorism or other events. In December 2019, COVID-19 emerged in Wuhan, China. Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, the production and sales activities of the Company stopped during the end of January and February 2020, which adversely impacted the Company’s production and sales during that period. Although the production and sales resumed at the end of March 2020, the COVID-19 outbreak has had a significant adverse impact on our business and operations during the fiscal year ended September 30, 2020. Though our business and operation was only temporarily affected by COVID-19, the Company’s operations may be affected by the ongoing outbreak of COVID-19. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. A resurgence could negatively affect the sales, the collection of the payments from account receivables and the utilization of advances to suppliers. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date. If COVID-19 further impacts its production and sales, the Company’s financial condition, results of operations, and cash flows could continue to be adversely affected.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally China National Forest Products Corp. (“China Forest”) a large state-owned enterprise, and Hangzhou Guanwei Industrial Co., Ltd. (“Hangzhou Guanwei”). They are unrelated parties. For the years ended September 30, 2021, 2020 and 2019, sales to China Forest accounted for 63.8%, 62.83% and 64.30% of our total revenue, respectively, and sales to Hangzhou Guanwei accounted for 14.2%, 0% and 0%, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During each of the years ended September 30, 2021, 2020 and 2019, the following customers accounted for 10% or more of our revenues.

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
Customer Name	2021	2020	2019
China Forest	63.8%	62.83%	64.30%
Hangzhou Guanwei	14.2%	0.0%	0.0%

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We buy our supplies from a relatively limited number of suppliers.

During the year ended September 30, 2021, 2020 and 2019, our largest supplier from continuing operations accounted for approximately 36.9%, 42.3%, and 43.7% of our total purchases, respectively. During each of the years ended September 30, 2021, 2020 and 2019, we had four suppliers that accounted for 15% or more of our purchases.

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
Supplier Name	2021	2020	2019
Jingning Liannong Trading Co., Ltd.	36.9%	42.3%	43.7%
Lishui Zhelin Trading Co., Ltd.	20.2%	7.9%	—
Qingyuan Nongbang Mushroom Industry Co., Ltd.	18.2%	40.8%	34.5%
Zhongjin Boda (Hangzhou) Industrial Co., Ltd.	16.2%	—	—

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

We operate our business through our Chinese subsidiaries and variable interest entity( “VIE”). Currently the agriculture industry is highly supported by the Chinese government. For example, to further strengthen and standardize the support of comprehensive agricultural development to the characteristic industries with agricultural advantages, the Chinese National Office of Comprehensive Agricultural Development has decided to carry out the compilation of The Plan for Comprehensive Agricultural Development to Support the Agricultural Advantage and Characteristic Industries (2019-2021) (the “New Plan”). Edible fungi are emphasized and classified as a “dominant and characteristic industry,” which may become the objects of policy-support issue in the future. However, the New Plan has not yet been formally approved and the final result remains to be further observed.

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

Pursuant to the Regulations on Management of Housing Provident Fund (“HPF”), promulgated by the State Council on April 3, 1999 and amended on March 24, 2002, PRC enterprises must register with relevant HPF management center, open special HPF accounts at a designated bank and make timely HPF contributions for their employees. In accordance with the Regulations on Management of Housing Provident Fund and the Rules for Administrative Enforcement of Housing Provident Fund in Zhejiang Province, an enterprise that fails to register with HPF management center or open accounts for its employees shall be ordered to do so within the prescribed time; if a PRC company fails to comply within the prescribed time, it could be fined between RMB10,000 and RMB50,000.

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

We currently receive incentives and support from our local government. Further, China has policy support for the agricultural sector. Because we export approximately 2.96% of our products for sale outside China, we are subject to the risk that foreign governments will view such support, either now or in the future, as unfair trade practices. If this were to happen, our products could be subjected to tariffs or other taxes that cause such products to be more expensive and thus less attractive to potential purchasers.

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

We have devoted significant resources to our decision to develop and expand our e-commerce business. We have built and developed our online store Farmmi Jicai targeting centralized procurement and our retail online store Farmmi Liangpin Market in China. We have closed our Farmmi Liangpin Market on December 31, 2020 because the revenue did not reach to the expected level. We have no guarantee that we will be successful in operating Farmmi Jicai going forward. If we do not manage it effectively, our business prospects could be further impaired.

Our directors’ and executive officers’ other business activities may pose conflicts of time commitment and conflicts of interest.

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of time commitment. For example, our Chief Executive Officer and Chairwoman, Yefang Zhang, and her husband and one of our directors, Zhengyu Wang, collectively own all of Forasen Group. Zhengyu Wang is also the Chairman of the Board of Directors of Tantech Holdings Ltd (“Tantech”), another Nasdaq listed company, and Yefang Zhang is its director.

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

We have approximately $2,315,030 in outstanding bank loans as of September 30, 2021. The loans consisted of: (1) RMB14 million (approximately $2.17 million) from Zhejiang Mintai Commercial Bank (Hangzhou Branch), was granted on August 5, 2021 through Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan”), with which the Company controls via contractual arrangements, as working capital for nine months. The loan will be due on July 5, 2022 with an annual interest rate of 7.056%. The loan is guaranteed by Ci Ge Ma Holdings (Hangzhou) Co., Ltd. and Aijiang Wang, and is guaranteed by a real property owned by Xinyang Wang, the shareholder who holds 100% of Nongyuan; (2) The revolving loan of amount RMB1 million (approximately $155,198) from China Resources Shenzhen Investment Trust Co., Ltd., was granted on April 30, 2021 through Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”), a subsidiary of the Company. as working capital for two years, the due date is April 28, 2023 with an annual interest rate of 10.8%. As of September 30, 2021, the outstanding amount of the revolving loan was RMB0.9 million (approximately $142,264). This revolving loan is guaranteed by a related party, Mr. Dehong Zhang, the legal representative of Farmmi Food. While we believe we have adequate capital to repay this bank loan at present, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, we could be subject to penalty and our business could be negatively affected.

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

We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. In the years ended September 30, 2019, 2020 and 2021, our operating cash flow was negative. Our related parties including our major shareholders and affiliate companies, are willing to provide us financial support. However, it is possible for us to have negative cash flow again in the future, and for our related parties to be unable to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

We have in the past guaranteed third parties’ debt; if we guarantee third parties’ debt in the future, a failure by such parties to repay their debts may be enforced against our company.

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

While 2019 saw the Renminbi’s depreciation against the U.S. dollar, 2020 and 2021 saw the Renminbi’s appreciation against the U.S. dollar. We are subject to exchange rate risk between U.S. dollar and Renminbi because we sell our products in U.S. dollar from time to time, and our export distributors settle in U.S. dollar and these distributors may also be affected by U.S. dollar exchange rate. Among our export sales in the year ended September 30, 2021, approximately 23.94% were sold to U.S., approximately 33.71% were sold to Canada, approximately 13.48% were sold to Japan, and approximately 28.87% were sold to other countries. Settlement currency is USD for export transactions no matter what the destination country is.

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

While we conducted a private placement in November 2018 and we have outstanding bank loans, we may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;
●	increase our vulnerability to general adverse economic and industry conditions;
●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and
●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

Our results of operations fluctuate significantly from quarter to quarter so it may be hard to predict our future performance.

Most of the sales of FLS Mushroom is from China Forest. Sales increase from July to September because the client places more orders with FLS Mushroom during this period. From December to January, there is a peak because customers spend more on food including edible fungi to prepare for coming holidays. From January to February, the sales of FLS Mushroom decrease because of the Chinese New Year holiday, during which time consumers generally spend less.

Forest Food (before its divestment) and Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) focus on producing and selling small packages of dried edible fungi. The sales peak is from December to January, as customers spend more on food including edible fungi to prepare for coming holidays.

Our bank accounts are not fully insured or protected against loss.

We maintain our cash with various banks located in mainland China. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $77,599) per bank are covered by "Deposit Insurance Regulation" promulgated by the State Council of the People’s Republic of China. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or escrow agent.

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

Our growth strategy includes developing export customers of our existing products of edible fungi, increasing varieties of agricultural products and expanding our e-commerce platforms. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

●	stringent cost controls and sufficient liquidity;
●	strengthening of financial and management controls;
●	increased marketing, sales and support activities; and
●	hiring and training of new personnel.

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

If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for trademark infringement, invalidity or indemnification relating to other parties’ proprietary rights. The defense of trademark suits, including of trademark infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;
●	seek licenses from third parties;
●	pay ongoing royalties;
●	redesign our branded products; or
●	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products. This could have a material adverse effect on our financial condition and results of operations.

Stock price/volatility may expose investors to significant investment risk.

In three public offerings on March 22, 2021, April 28, 2021, and September 13, 2021, we offered an aggregate of more than 500 million shares. The significant increase in the number of outstanding shares that resulted from such offerings, together with successively decreasing offering prices per share, has resulted in material volatility in our stock price. Between January 1, 2021 and the date of this report, our shares have closed between a low of $0.20 and a high of $2.21 per share. If we engage in future capital raises at dilutive prices, or if investors believe that we will do so, our stock price could continue to be volatile.

Our investments in other businesses may not be successful.

On November 5, 2021, we purchased 124,590,064 shares of Shanghai Jiaoda Onlly Co., Ltd. (“Jiaoda Onlly”), a Shanghai Stock Exchange listed company under the ticker 600530.SH, from current shareholders of Jiaoda Onlly. Jiaoda Onlly operates elderly care institutions and engages in the research and development, production and sale of health food. We, through one of our subsidiaries, Zhejiang Yitang Medical Service Co., Ltd. (“Yitang”), purchased the shares of Jiaoda Onlly from China Capital Investment (Group) Co., Ltd. (CCIG) and its affiliates for approximately RMB 509 million (approximately US$79.8 million). Such a purchase makes Yitang the second largest shareholder of Jiaoda Onlly, with approximately 16% of Jiaoda Onlly’s total shares. Although Yitang is the second largest shareholder of Jiaoda Onlly, it has no control over its daily operations. Moreover, neither we nor Yitang has any experience operating the businesses in which Jiaoda Onlly is engaged in. The value of our investment in Jiaoda Onlly depends on Jiaoda Onlly’s stock price, something of which we have no control. If we determine that the investment in Jiaoda Onlly no longer fits with our business objectives, we will dispose of such interest, including possibly at a loss compared with the purchase price.

An increase in prepaid expenses and accounts receivable may have a material adverse effect on our financial condition and the results of operations.

We have significantly increased our advances to suppliers and accounts receivable in fiscal year 2021. Although we increased such advances to suppliers mainly in anticipation of higher revenue to be generated in fiscal 2022, we cannot guarantee that such customer demand will be forthcoming, that such commodity prices will justify the amount of such increase, that the suppliers will continue to operate in business, that we would be able to recover any prepayments in the event suppliers are unable to deliver according to our agreements or that the market prices for our products will allow us to sell such products profitably even with increased demand. Similarly, our customers had significantly increased accounts receivable to us during fiscal year 2021. While this increase was partially related to an increase in revenues, some of the increase was also due to slower-paying customers than in fiscal year 2020. Although we recovered some of the accounts receivable following completion of the fiscal year, we cannot guarantee that we will be successful in recovering accounts receivable in a timely fashion in the future. In the event our customers fail to pay our business for products or suppliers fail to return advances in the event they are unable to meet our requirements, our financial operation would be materially adversely affected.

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

PRC government has legalized the VIE structure for the first time, but VIE structure still faces many uncertainties.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and most of our PRC subsidiaries, (Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”), Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), Farmmi Agricultural, FLS Mushroom, and Farmmi Food), are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our e-commerce websites (Farmmi Jicai and Farmmi Liangpin Market which we recently closed) in China through contractual arrangements with our VIE and its shareholder. These contractual arrangements provide us with effective control over our VIE and enable us to receive substantially all of the economic benefits of our VIE in consideration for the services provided by our foreign-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our VIE when permissible under PRC laws. For a description of our VIE structure and these contractual arrangements, see “Item 4.Information on the Company — C. Organizational Structure — Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).”

Based on the advice of our PRC legal counsel, Zhejiang Zhengbiao Law Firm, the corporate structure of our VIE in China are in compliance with all existing PRC laws and regulations. According to the administrative provisions of the State Council on overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Administrative Provisions) and the administrative measures for the filing of overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Filing Measures) issued by the CSRC on December 24, 2021, The VIE framework has been officially recognized, but these two laws in draft are soliciting public opinions. At present, they have not been officially promulgated or come into force, and many filing requirements have been put forward for VIE. If VIE structure enterpeises satisfy the premise of complying with domestic laws and regulations, and meet the compliance requirements, these VIE structure enterprises can go for overseas listing after filing with the appropriate government agencies, but the legislators have not yet provided a detailed explanation of the word "compliance requirements". According to relevant legislative explanations and interpretations, the new regulations are not retroactive in principle, but additional offerings after overseas listing still need to be subject to regulatory measures such as filings. In addition, the new regulations require stricter national security and data security in the process of overseas listing. For example, "personal information of more than 100,000 people or sensitive personal information of more than 10,000 people" is subject to supervision of Chinese government. Chinese government's legislation or legal supervision on VIE structure has just begun, the new regulations are only the "first step", and other supporting rules will inevitably follow up in the future. Also, the two new regualtions would be revised to some extent after the comments period, so overseas listed companies with VIE structure still faces many legal uncertainties. We need to wait for the more detailed rules and guideline on the VIE structure. According to PRC lawyers, since the Chinese government is a government under the rule of law.before laws are promulgated, there will be a process of soliciting comments or publicizing them in advance. It is unlikely that there will be a sudden change in legislative act without prior notice. Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations

If we or any of our current or future VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or MIIT, which regulates internet information services companies, SAIC, which regulates advertising companies, and the CSRC would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Farmmi Agricultural and the VIE, revoking the business licenses or operating licenses of Farmmi Agricultural and the VIE, shutting down our servers or blocking our websites, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting our rights to use the proceeds upon cash exercises, if any, of the warrants to purchase the Ordinary Shares offered hereby to finance our business and operations in China, or taking other enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIE or our right to receive their economic benefits, we would no longer be able to consolidate the VIE. Our VIE was engaged in the operation of our own e-commerce websites, which were established in August 2016. Our VIE had revenue of $5,459,135, $4,558,854 and $6,184,460 for the years ended September 30, 2021, 2020 and 2019, respectively.

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

Xinyang Wang, a daughter of Mr. Zhengyu Wang, one of the directors of our Company and Ms. Yefang Zhang, our Chairwoman and Chief Executive Officer, is the sole shareholder of our VIE. The Exclusive Call Option Agreement between Farmmi Agricultural, Xinyang Wang and our VIE Nongyuan Network provides that Nongyuan Network may not conduct key actions without the prior written consent of Farmmi Agricultural, such as amending its articles of association. See “Item 4. Information on the Company — C. Organizational Structure — Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).” However, the list of these key actions may not be comprehensive enough to protect us. For example, the key actions requiring Farmmi Agricultural prior written consent exclude entering into material contracts in the ordinary course of business. It is possible that contracts entered by Nongyuan Network in the ordinary course of business, such as procurement agreements with exceptionally high amount, may be detrimental to its business. As we are obligated to absorb all of our VIE’s loss from its activities, entry in these agreements by our VIE may cause our loss.

The shareholder of our VIE may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with her and our VIE. Any failure by our VIE or its shareholder to perform her obligations under our contractual arrangements with her would have a material adverse effect on our business and financial condition.

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

Contractual arrangements our subsidiary has entered into with our VIE may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIE owes additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Farmmi Agricultural, our VIE and the shareholder of our VIE do not represent arm’s-length prices and consequently adjust Farmmi Agricultural’s or our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIE, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Farmmi Agricultural or our VIE for any unpaid taxes. Our consolidated net income may be materially and adversely affected if Farmmi Agricultural or our VIE’s tax liabilities increase or if they are subject to late payment fees or other penalties.

The shareholders and director of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our e-commerce websites.

Xinyang Wang, a daughter of our CEO and Chairwoman Yefang Zhang and Zhengyu Wang, one of our directors, is the shareholder and executive director (legal representative) of our VIE Nongyuan Network. As Xinyang Wang is affiliated with both parties of the contractual arrangements, conflicts of interest may arise for Xinyang Wang. For example, it is in Farmmi Agricultural’s interest to collect as much service fees as possible from Nongyuan Network. However, as the shareholder and executive director (legal representative) of Nongyuan Network, Xinyang Wang may have personal benefits to limit the service fees paid by Nongyuan Network to Farmmi Agricultural. We cannot assure you that when conflicts of interest arise, this equity holder will act in the best interests of our company or that such conflicts will be resolved in our favor. We currently rely on Xinyang Wang to comply with the laws of China, which protect contracts. We also rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholder of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The Circular on Strengthening the Administration of Foreign Investment in an Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an Internet Content Provider license (“ICP license”) holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. As of April 19, 2021, ICP is not required to be renewed according to the announcement from Zhejiang Communications Administration. Currently, Nongyuan Network, our PRC consolidated VIE, holds an ICP license and operates our websites (farmmi88.com; Farmmi.com; Farmmi.com.cn). Nongyuan Network owns the relevant domain names and has the necessary personnel to operate such websites.

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

If the PRC tax authorities determine that the actual management organ of Farmmi, Inc. (“FAMI”) is within the territory of China, FAMI may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Up to the date of this report, FAMI has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. For foreign investors, after reporting and being reviewed and approved by the appropriate government authorities, the foreign investors can transfer money through banks and other payment institutions, but the daily limit is $50,000 and the amount of each remittance cannot exceed $10,000. In addition, we can also distribute and transfer profits or dividends through our overseas third-party institutions in accordance with the law. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Our auditor, YCM CPA, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. YCM CPA Inc. will be inspected by the PCAOB on a regular basis and has not been inspected by PCAOB. However, the above recent developments have added uncertainties to our continued listing on Nasdaq in the future, to which Nasdaq may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Currently we have not established and maintained effective disclosure controls and procedures. In addition, there are material weaknesses in our internal control over financial reporting. Among other things, we did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our control did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts. We also have not established sufficient risk assessment in accordance with the requirement of COSO 2013 Framework. In addition, we have not established an internal control department and had a lack of adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned. As a result, our internal control over financial reporting was not effective as of September 30, 2021. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

Since our Ordinary Shares became listed on The Nasdaq Capital Market in February 2018, the trading price of our Ordinary Shares has ranged from $0.196 to $10.3234 per Ordinary Share, and the last reported trading price on January 24, 2022 was $0.19 per Ordinary Share. The trading prices of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

Our shares may be delisted if we are unable to regain compliance with Nasdaq continued listing requirements within the applicable compliance periods.

On June 3, 2021, we received a notification letter (the “Notice”) from The Nasdaq Stock Market LLC. (“NASDAQ”) advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of our ordinary shares had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to the Minimum Bid Price Rule. We were provided 180 calendar days, or until November 30, 2021, to regain compliance with the Minimum Bid Price Rule. We were unable to regain compliance with the Minimum Bid Price Rule by November 30, 2021. On December 1, 2021, The Nasdaq Stock Market LLC. (“NASDAQ”) granted us an additional 180 calendar days, or until May 30, 2022, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

To regain compliance, the bid price of the Company’s ordinary shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period. The Company may choose to cure the deficiency by effecting a reverse share split, if necessary. It is possible that we will fail to comply with the continued listing requirement of Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. If so, and Nasdaq may delist our shares if we cannot regain compliance timely.

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

Our Board of Directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv)in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our Board of Directors may from time to time require, is paid to us in respect thereof.

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

Item 4. Information on the Company

A. History and Development of the Company

Farmmi, Inc. (“FAMI”), is a Cayman Islands holding company incorporated on July 28, 2015. We conduct our operations in China principally through our foreign-owned PRC subsidiaries. FAMI’s registered office is at the office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Its registered office’s telephone number is +1.345.745.5100. Farmmi, Inc.’s agent in the U.S. is Ningfang Liang, with the address of 65 Grassman PI. Berkeley Heights, NJ 07922.

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

Historical Timeline

●	November 1994: our Chairwoman and CEO Ms. Yefang Zhang and her husband Mr. Zhengyu Wang founded Lishui Jingning Huali Co., Ltd. in China to start edible fungi business by selling dried edible fungi.
●	May 2003: Forest Food was established in China.
●	December 2006: We passed ISO 22000 certification.
●	December 2008: We passed QS certification.
●	August 2010: We passed BRC certification.
●	March 2011: FLS Mushroom was established in China.
●	July 2015: Farmmi, Inc. was incorporated in the Cayman Islands.
●	August 2015: Farmmi International was incorporated in Hong Kong.
●	December 2015: Nongyuan Network was established in China.
●	December 2015: Suyuan Agriculture was established in China.
●	May 2016: Farmmi Enterprise was established in China.
●	July 2016: Farmmi Technology was established in China.
●	December 2016: Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) began operating.

●	February 2018: FAMI completed its initial public offering and its Ordinary Shares commenced trading on Nasdaq under the symbol “FAMI.” We raised approximately $6 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.
●	May 2018: Farmmi Food started operation in China.
●	August 2018: Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) was restructured as two online stores: Farmmi Jicai (www.farmmi88.com) targeting centralized procurement and Farmmi Liangpin Market (www.farmmi.com) targeting direct retail for consumption.
●	November 2018: FAMI completed a $7.5 million private placement (the “Private Placement”) with an institutional investor. The securities sold by the Company in the Private Placement consisted of (a) senior convertible notes with an aggregate principal amount of $7,500,000 (the “Notes”) which are initially convertible into an aggregate of 1,198,084 of the Company’s Ordinary Shares at the rate of $6.26 per share and (b) warrants to purchase an aggregate of 800,000 Ordinary Shares at an exercise price of $6.53 per share (the “Investor Warrants”). We also issued warrants to purchase an aggregate of 119,808 Ordinary Shares for an exercise price of $7.183 per share to the placement agent (the “Placement Agent Warrants,” and together with the Investor Warrants, the “Warrants”).
●	December 2018: in connection with the Private Placement, FAMI filed a registration statement with the SEC on Form F-1 (Registration No. 333-228677), which was amended by Pre-Effective Amendment No. 1 to Form F-1 filed with the SEC on February 4, 2019 (as amended, the “F-1 Registration Statement”). The F-1 Registration Statement was declared effective by the SEC on February 12, 2019.
●	March 2019: Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”) was established under the laws of the PRC. Nongyuan Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.
●	November 2019: in connection with the Private Placement, FAMI filed a post-effective registration statement with SEC Amendment No. 1 to the F-1 Registration Statement on Form F-3 (the “Post-Effective Amendment No. 1”). The Post-Effective Amendment No. 1 was declared effective by the SEC on December 3, 2019.
●	December 2019: Xinyang Wang, as the new shareholder of Nongyuan Network, signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”) with Nongyuan Network and Suyuan Agriculture.
●	May 2020: to clarify the legal effect of the Original VIE Agreements (as defined below) and to sustain the effective control over Nongyuan Network by the Company, Nongyuan Network and Suyuan Agriculture signed a series of documents with the effective date of December 10, 2019.
●	July 2020: Farmmi Food moved into to a new production facility at Farmmi’s No. 888 Tianning Street location in Lishui, Zhejiang Province.
●	September 2020: at the 2020 annual shareholder meeting of the Company, the shareholders approved a ordinary resolution that the authorized share capital of the Company be increased from 20,000,000 ordinary shares of $0.001 par value each to 200,000,000 ordinary shares of $0.001 par value each.
●	December 2020: we closed Farmmi Liangpin Market, including the mobile application and the WeChat mini program.

●	On March 22, 2021, Farmmi entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 6,469,467 ordinary shares (the “Shares”) of the Company, par value $0.001 per share, for a public offering price of $1.15 per share. The Company received approximately $6.6 million in net proceeds from the Offering after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company also granted the Underwriter an option for a period of 25 days to purchase an additional 970,419 ordinary shares at a price of $1.15 per ordinary share solely to cover over-allotments. On April 9, 2021 the over-allotment was exercised and the net proceeds the Company received is approximately $1.0 million. Pursuant to the terms of the Underwriting Agreement, the Shares were offered pursuant to a registration statement on Form F-3 (File No. 333-254036) which was filed with the Securities Exchange Commission on March 9, 2021 and was declared effective on March 16, 2021. A final prospectus relating to and describing the terms of the offering has been filed with the Securities and Exchange Commission on March 23, 2021.
●	In April 2021, FAMI incorporated Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”) in China through its wholly-owned subsidiary Farmmi International Limited.
●	April 7, 2021, Farmmi incorporated Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotechnology”), through its former wholly-owned subsidiary Hangzhou Suyuan Agriculture Technology Co., Ltd.
●	On April 28, 2021, Farmmi entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 140,000,000 ordinary shares of the Company, par value $0.001 per share, at a public offering price of $0.30 per share. Under the terms of the Underwriting Agreement, the Company granted the Underwriter a 45-day option to purchase up to an additional 21,000,000 ordinary shares solely to cover over-allotments, if any. The over-allotment option was exercised in full at a price of $0.30 per share on April 30, 2021. The Company received approximately $43.9 million in net proceeds from the Offering (including the net proceeds from the exercise of the over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-255387) declared effective by the Securities and Exchange Commission on April 28, 2021, an abbreviated registration statement on Form F-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”) (File No. 333-255590) effective upon filing on April 28, 2021, and a prospectus dated April 28, 2021, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.
●	In May 2021, Farmmi Ecology incorporated Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. (“Farmmi Supply Chain”) in China.
●	In July 2021, at the 2021 annual shareholder meeting of the Company, the shareholders approved an ordinary resolution that the authorized share capital of the Company be increased from 20,000,000 ordinary shares of $0.001 par value each to 600,000,000 ordinary shares of $0.001 par value each.
●	On August 26, 2021, Suyuan Agriculture has changed its name to Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd., and its capital was increased to RMB50 million.
●	We incorporated Zhejiang Yitang Medical Service Co., Ltd. on September 7, 2021.

●	On September 13, 2021, Farmmi entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 93,111,717 ordinary shares (the “Shares”) of the Company, par value $0.001 per share, for a public offering price of $0.22 per share, and 275,150,000 pre-funded warrants (the “Pre-funded Warrants”) to purchase 275,150,000 shares (the “Warrant Shares”), for a public offering price of $0.2199 per Pre-funded Warrant to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding ordinary shares immediately following the consummation of this Offering. The Pre-funded Warrants have an exercise price of $0.0001 per share. The Pre-funded Warrants were issued in registered form under a warrant agent agreement (the “Warrant Agent Agreement”) between the Company and TranShare Corporation as the warrant agent. The Company received approximately $74.2 million in net proceeds from the Offering after deducting the underwriting discount and estimated offering expenses payable by the Company. Each warrant is exercisable for one ordinary share of the Company. During the year ended September 30, 2021, 275,150,000 warrants were exercised for 275,114,477 common stock of the Company for a total proceed of $19,050. Any securities offered and sold in the Offering (including the Warrant Shares) will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No.: 333-254036) filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2021 and declared effective on March 16, 2021 (the “Registration Statement”), as supplemented by the preliminary prospectus supplement dated September 13, 2021 relating to the Offering and filed with the SEC on September 13, 2021 and a final prospectus supplement dated September 13, 2021.
●	We incorporated Zhejiang Yiting Medical Technology Co., Ltd. on September 17, 2021.
●	We incorporated Farmmi (Hangzhou) Health Development Co., Ltd. on September 17, 2021.
●	We incorporated Zhejiang Farmmi Medical Health Technology Co., Ltd. on September 18, 2021.
●	We incorporated Zhejiang Farmmi Holdings Group Co., Ltd. on September 18, 2021.
●	On September 27, 2021, we acquired Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd. (“Jiangxi Xiangbo), from a third party, Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd., for a total price of RMB70 million (approximately $10.9 million). The acquisition transaction was completed on October 27, 2021. Together with Jiangxi Xianbo, its 100% controlled subsidiary Yudu County Yada Forestry Co., LTD became a part of us.
●	On September 27, 2021, we signed as a sale and purchase agreement to acquire 100% interest in an entity, Ningbo Zhongning Zhonghao Technology Co., Ltd., from a third party, Ningbo Guoning Zhonghao Technology Co., Ltd., for a total price of RMB5,000 (approximately $776). The acquisition transaction was completed on December 1, 2021.
●	On September 27, 2021, Farmmi Agricultural and Hangzhou Dawo Software Co., Ltd., the only shareholders of Zhejiang Forest Food Co., Ltd. (“Zhejiang Forest Food”), entered into a Share Transfer Agreement to transfer all of their equity in Zhejiang Forest to Lishui Zhongjun Technology Co., Ltd., an unrelated party, for a total price of RMB18,200,000 (approximately $2.82 million). The divestment was completed on October 1, 2021. We received the whole proceed of disposal on November 5, 2021. After this transfer, Zhejiang Forest has been divested from the Company.

B. Business Overview

General

We are a supplier of agricultural products. We currently focus on processing and selling edible fungi, mainly Shiitake and Mu Er mushrooms. According to Zion Market Research, the global mushroom market consumption was 40 (billion US dollars) in 2019, and is predicted to accrue earinigns worth 78 (billion US dollars) by 2026, is set to record a Compound Annual Growth Rate (“CAGR”) of nearly 9.2% by 2020-2026. In addition to our edible fungi products, we also have begun to derive revenues from our trading activities, which primarily relate to purchases and sales of corn products.

Our founders Ms. Yefang Zhang and Mr. Zhengyu Wang started their edible fungi business in November 1994 by establishing Lishui Jingning Huali Co., Ltd. They established our first Farmmi/Forasen entity, Forest Food, in May 2003. We established Farmmi Food, a new subsidiary under Farmmi Agricultural, in December 2017 and it started the operation since May 2018. Forest Food and Farmmi Food focus on export sales and domestic sales of small packages of our edible fungi, while FLS Mushroom, which was founded in March 2011, focuses on the Chinese domestic market for big packages. Our business office is located in Binjiang district of Hangzhou city in Zhejiang. We have two processing factories in Lishui. Our raw materials are directly or indirectly provided by family farms from various counties of Lishui in Zhejiang along with other provinces in China.

We are headquartered in the edible fungi rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s eighth largest province in population in 2020 according to the seventh census in China, with 64.6 million residents. As the first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most developed provinces in China. Its province-wide GDP of approximately RMB 6.5 trillion in 2020 placed it as the fourth highest in China in aggregate amount and fifth per capita.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.7 million residents live in the city, and city-wide GDP is approximately RMB 154 billion in 2020. Lishui’s primary industries include food processing, wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceuticals and electronic machinery. Lishui has cultivated edible fungi for almost 1,000 years. It is one of the major production areas of edible fungi in the southeastern China. Lishui produces approximately 0.6 million tons of edible fungi every year, contributing to 50% volume of Zhejiang Province. Lishui also has rich species of edible fungi, among which there are over 30 species of commercially cultivated mushroom.

We sell most of our products to domestic distributors in China, which then sell in China and internationally. In the year ended September 30, 2021, we sold approximately 97.04% of our products in China and 2.96% internationally, including USA, Japan, Canada, and other countries. In addition, we sell products online through our own e-commerce platforms, Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat; closed on December 31, 2020). We tested a few offline stores in Hangzhou, Zhejiang but closed them by March 2020 due to the impact of the COVID-19 outbreak.

Our typical agreements with the distributors which sell the products in China, such as China Forest, provide that payment is due upon receipt of a value-added tax invoice, and the customer should make the payment by bank’s acceptance bill or wire transfer. Delivery is set at our factory, and the customer is responsible for the cost of transportation. Products are deemed to be accepted upon receipt unless the customer rejects the delivery. Our cooperation with other distributors which sell products in China is similar, except the delivery is set at the distributor’s warehouse. For new clients, we may require full payment before we deliver the products to them.

We supply mushroom products indirectly to foreign customers such as supermarkets through Chinese distributors. Our typical agreements with these Chinese distributors provide that payment is due upon receipt of a value-added tax invoice and a copy of bill of lading, and the Chinese distributor should make the payment by wire transfer. Our products are required to meet the exportation requirements. Delivery is set at a warehouse designated by the Chinese distributor, and we are responsible for the cost of transportation from our warehouse to the warehouse designated by the Chinese distributor. Products are deemed to be accepted upon receipt unless the foreign customers raise objections.

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

As of the date of this report, we hold over 100 registered trademarks about or related to “Farmmi”, “Farmmi Liangpin”, “Forasen” and “Puyangtang” in different applicable trademark categories in China.

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

Mushroom Dish Models Presented at Qingyuan Mushroom Museum, Lishui City, Zhejiang Province, China

The global mushroom market consumption was 40 (billion US dollars) in 2019, and is predicted to accrue earinigns worth 78 (billion US dollars) by 2026, is set to record a Compound Annual Growth Rate (“CAGR”) of nearly 9.2% by 2020-2026.

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

China is the largest producer of edible fungi. In 2018, China produced 38.42 million tons of edible fungi, accounting for more than 70 percent of the world.

Source: QYR Food & Beverages Research Center, July 2017

Most of the edible fungi produced by China is for domestic consumption. In 2018, the export portion of edible fungi was only 1.83% of the annual production in China. Edible fungi, especially Shitake mushroom and Mu Er have become important food source for the Chinese.In 2019, the total export amount of dried edible fungi in China was the largest among all the edible fungies, totaling $2.308 billion, accounting for 64% of the total export edible fungi amount.

In general, the consumption volume of edible fungi in China is growing. From 2006 to 2019, the edible fungi consumed by China market increased from 14,140,000 metric tons (approximately 31 billion pounds) to 39,338,733 metric tons (approximately 86 billion pounds).

Figure 2006-2019 China Edible Fungus Market Consumption Volume and Growth Rate

Source: China Edible Fungus Association

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

Although our online sales only accounted for about 13.51%, 15.11% and 20.05% of our total sales in the fiscal years 2021, 2020 and 2019, respectively, we plan to continue investing in, and developing our e-commerce system because of e-commerce’s big business potential. By June 2021, China’s Internet users had reached 1.011 billion, increased by 21.75 million from December 2020, and the Internet penetration rate had reached 71.6 percent. One billion people are connected to the Internet, forming the world’s largest and most dynamic digital society. By June 2021, China’s online shopping users had reached 812 million, 29.65 million more than in December 2020, accounting for 80.3% of the total number of Internet users. By June 2021, the market size of China’s e-commerce industry reached 4,823.9 billion yuan, with a cumulative growth of 24.7% and an average growth of 14.2% for two consecutive years

Our e-commerce focuses on agricultural products. E-commerce of agricultural products is supported by Chinese policy. For example, on January 8, 2016, in the press conference of Guidance Opinion about Fusion Development of the Primary Industry, the Secondary Industry and the Service Industry by General Office of the State Council of the People’s Republic of China, National Development and Reform Commission of China said China will develop modern “Internet+” agriculture and e-commerce for agricultural products.

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

Lishui Shangeng

In the fiscal year ended September 30, 2021, we mainly process and/or sell four categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products.

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

Other agricultural products (as of December 18, 2021)

Historically, we only sold green tea products in this category on our online store farmmi88.com/farmmi.com, and have stopped selling them in and since the six months ended March 31, 2018. In August 2018, we restructured farmmi88.com/farmmi.com to two different online stores: Farmmi Jicai (farmmi88.com) and Farmmi Liangpin Market (previously farmmi.com; later switched to mobile application and mini program on WeChat). Before we closed Farmmi Liangpin Market on December 31, 2020, we used to have over 400 kinds of products in Farmmi Liangpin Market. This category of products helped diversify our product categories and helped lead us into expanding our online platform of healthy products. Since June 2021, we started our bulk commodity trading business, like corn, through Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. and Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd.

We process and package all of the dried edible fungi on our own, and purchase and sell all the other agricultural products from other manufacturers or companies. Before we closed Farmmi Lianpin Market, there are three ways to sell other agricultural products. The first way is that we may provide our packing materials or requirements to the manufacturers to package. After packaging, these manufacturers may deliver the products to us, or may deliver the products to our clients on behalf of us. We haven’t used this way yet. The second way is that we used our Farmmi Liangpin Market to sell other companies’ products. For example, we sold crabs provided by Panjin Zhongtong Food Ltd. Co. (“Zhongtong”). Zhongtong is a company based in Panjin, Liaoning Province, when there was an order of the crabs at our Farmmi Liangpin Market, we informed Zhongtong which would deliver the crab product directly to the client. We make our profits from the difference between the selling price and the purchase price offered by these manufacturers. The third is our bulk commodity trading business, we use our well developed channels to buy goods from suppliers and sell them directly to customers. After the closing of Farmmi Liangpin Market, we only have the first way and the third way to sell other agricultural products.

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

The purchase price is not set by the purchase agreements. The agreements provide that we shall purchase the raw materials at a price of 6 % higher than the local market price at that time. Notwithstanding such provision, in practice, we often renegotiate the price with our suppliers based on the demand for edible fungi of these suppliers as well as our ability to buy edible fungi from alternative sources. We generally offer a price slightly higher than the typical market price for average quality raw materials to seek raw materials of premium quality. Sometimes the extent may be higher than 6% and sometimes lower than 6%. The actual purchase price depends on a lot of factors, such as the quality of the products and the urgency of our needs. The market price of edible fungi fluctuates from time to time, mainly based on the supply and the demand on the market. See “Item 3 — Key Information — Risk Factors — Risks Related to Our Business and Industry — Purchase price of dried edible fungi is based on local market price which we cannot control and predict.” The quantity of the total edible fungi on the market is affected by many factors, including but not limited to the temperature change and extreme weather condition etc. See “Item 3 — Key Information — Risk Factors — Risks Related to Our Business and Industry — The edible fungi cultivated by our suppliers is subject to risks related to diseases, pests, abnormal temperature change and extreme weather events.”

Previously, we purchased all raw materials directly from various family farms. In March 2016, some of the family farms we cooperated with established JLT and QNMI as co-operatives to represent local family farms. On April 1, 2016, we entered into a three-year framework purchase agreements with each of JLT and QNMI. The framework purchase agreements were renewed for another three years in April 2019 upon expiration. Since April 2016, we switched to JLT and QNMI for the majority of our purchases from individual family farms. Therefore, since the year ended September 30, 2016, JLT and QNMI, have been our major suppliers. For the years ended September 30, 2021, 2020 and 2019, JLT and QNMI contributed 29.7% and 14.7%, 50% and 40%, and 27% and 54% of our raw material supplies, respectively. The allocation of our total purchases vary from time to time between these two major suppliers depend upon the specific needs of our clients at certain point of time. JLT is located in Jingning County and QNMI is located in Qingyuan County. These two counties, are famous for growing different kinds of edible fungi due to their unique geographic characteristics. As such, we order different types of mushrooms from these two companies. For instance, when we need flower Shiitake, we order it from JLT since Jingning County is famous for growing flower Shiitake. When we need Dengwai Shiitake, we order it from QNMI since Qingyuan County is famous for growing Dengwai Shiitake. Therefore, their respective supplies to us vary from time to time. As the quantity of different kinds of edible fungi ordered by our clients vary, the quantitative allocation of supplies among JLT, QNMI and other family farms changes.

In addition, we cooperate with 37 family farms which may provide dried edible fungi directly to us. We have a few employees who provide technology support to the family farms. These family farms are located in Zhejiang Province, Henan Province, Hubei Province, Jiangxi Province, Fujian Province and Jilin Province.

Shiitake

Among the 37 family farms that we cooperate with, 5 are located in Qingyuan County, Lishui, Zhejiang Province. One of our major suppliers, QNMI, is located in Qingyuan County. We have also set up a branch in Qingyuan to have a closer access to the raw materials. Qingyuan is the birth place of artificial cultivation of Shiitake dating back to about 1,000 years ago. The county of Qingyuan is located in a warm monsoon climate which is considered ideal for the cultivation of Shiitake. The county was officially named by Chinese Government as “The Town of Lentinula Mushroom in China” in 1994. Qingyuan Shiitake is a China national recognized “protected geographical indication product”. A geographical indication product is a product named by the geographical location because of its premium quality and unique production location. The value of the public brand “Qingyuan Lentinula Mushroom” was estimated as RMB4.926 billion (approximately $0.77 billion) in 2017. The brand was the No. 1 public brand in edible fungi category in China for eight years in a row.

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

Our Processing Workflow of Shiitake

We develop and manufacture our Shiitake products using the following workflow:

Our Processing Workflow of Mu Er

We develop and manufacture our Mu Er products using the following workflow:

Seasonality

Most of the sales of FLS Mushroom are currently made to China Forest. Sales increase from July to September because the client places significantly more orders with FLS Mushroom during this period. From December to January, there is usually a peak because people spend more on food including edible fungi to prepare for Chinese New Year celebrations. From February to March, the sales of FLS Mushroom typically decrease because of the conclusion of Chinese New Year holiday.

Forest Food (before its divestment) and Farmmi Food focus on producing and selling small packages of dried edible fungi. The sales peak is from December to January, as customers spend more on food including edible fungi to prepare for coming holidays.

Our Quality Control

Quality control is an important aspect of our work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

Quality Standards

We apply the following national standards to our following products:

Product Category	Standard	Issuance Agency	Issuance Date
Shiitake	GH/T 1013-2015	All-China Federation of Supply and Marketing Cooperatives	March 27, 2015

Mu Er	GB/T 6192-2008	General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China and Standardization Administration of the People’s Republic of China	August 7, 2008

Other edible fungi	GB 7096-2014	National Health and Family Planning Commission of the People’s Republic of China	December 24, 2014

Corn	GB 1353-2018	State Administration for Market Regulation and National Standardization Administration of the People’s Republic of China	July 13,2018

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

Quality Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period
Intertek Certification Ltd	BRC Certificate of Registration	Farmmi Biotechnology	BRC Global Standard for Food Safety	Processing of dried cultivated edible fungi products by sorting, drying and packing in plastic bags	2021.9.24 to 2022.10.1

China Quality Certification Centre	HCCP system Certificate	Farmmi Biotechnology	GB/T 27341- 2009/GB 14881- 2013	Processing of Dried Mushroom and Dried Black Fungus	2021.9.30 to 2024.9.29

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

Most of our products are sold in China. The chart below is a breakdown of total revenues by geographic market for the years ended September 2021, 2020 and 2019, respectively.

	Year ended	Year ended	Year ended
	September 30, 2021	September 30, 2020	September 30, 2019
International Markets	2.96%	5.62%	6.83%
Domestic Markets	97.04%	94.38%	93.17%
Total	100%	100%	100%

International Markets and Customers

The majority of our export items are dried Shiitake and dried Mu Er. They are sold to international markets through a related party, Forasen Group (until March 2018), and unaffiliated trading companies in China. Currently we export dried edible fungi including dried Shiitake and dried Mu Er. In the fiscal year 2021, approximately 71.13% of our export revenues are from Japan, the United States and Canada (including approximately 13.48% from Japan, approximately 23.94% from U.S., and approximately 33.71% from Canada). The remaining approximately 28.87% of our export revenues are from other countries.

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

Domestic Markets and Customers

Products from all four categories of our products are sold in China. Our domestic sales used to depend heavily on our major clients, China Forest and China Tree Seed. China Forest contributed to 63.8% of our total sales for the years ended September 30, 2021, but China Tree Seed was no longer our major customer because of China Forest’s decision to distribute our products through only China Forest. China Forest’s decision was to improve internal work efficiency and cost effectiveness. China Forest and China Tree Seed contributed to 76.97% and 71.37% of our total sales for the years ended September 30, 2020 and 2019, respectively. Our largest customer, China Forest, has been our customer for ten years, and we strive to continue exceeding its expectations to nurture this relationship in the future.

Our typical agreements with the distributors which sell the products in China, such as China Forest, provide that payment is due upon receipt of a value-added tax invoice, and the customer should make the payment by bank’s acceptance bill or wire transfer. Our products are required to meet national requirements for agricultural products for the products involved. Delivery is set at our factory, and the customer is responsible for the cost of transportation. Products are deemed to be accepted upon receipt unless the customer rejects the delivery. The price and quantity of products are agreed upon at the time an individual sales contract is signed. Our cooperation with other distributors which sell products in China is similar.

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

We also have online sales in China. In the fiscal years 2021, 2020 and 2019 online sales accounted for about 13.51%, 15.11% and 20.05% of our total sales, respectively. We have expanded our products sold to include non-fungi agricultural products, such as crabs and oranges. They are sold through our online store Farmmi Liangpin Market before we closed it. For details of our online distribution channels, see “Item 4. Information on the Company — B. Business Overview — E-Commerce of Agricultural Products.”

E-Commerce of Agricultural Products

E-commerce has big business potential in China. From June 2016 to June 2021, the number of Chinese netizens increased 42.5%, from 709,580,000 to 1011,000,000. From June 2019 to December 2020, Chinese users of internet shopping increased 16.5%, from 850,000,000 to 990,000,000. From 2016 to 2020, Chinese e-commerce industry market scale increased 35%, from RMB 27.54 trillion to RMB 37.21 trillion. We see a trend toward online demands and sales of products of all kinds, including food products like ours. As a result, beginning in July 2014, we opened online stores on well-known third-party e-commerce sites like taobao.com, Tmall.com and JD.com to capitalize on this trend and meet customers who might not have otherwise found our products.

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

We operate our e-commerce websites through Nongyuan Network. Nongyuan Network has obtained its ICP license for www.farmmi88.com and www.farmmi88.com. The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China.

Our e-commerce websites are indirectly managed by Farmmi Enterprise. We plan to use Farmmi Enterprise as our overall E-commerce platform. Our business development project of an e-commerce platform of agricultural products through Farmmi Enterprise has been approved by Hangzhou High-tech Industrial Development Zone.

After we closed Farmmi Liangpin Market, currently we operate the following online store:

		Products	Established	Targeted
Online Store	Owner	Sold	on	Customers
Farmmi Jicai (www.farmmi88.com )	Hangzhou Nongyuan Network Technology Co., Ltd.	Edible fungi products produced by us -brands: “Farmmi” and “Forasen”	August 2016	Centralized Procurement

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

	Year Ended	Year Ended	Year Ended
	September 30, 2021	September 30, 2020	September 30, 2019
Online Sales	13.51%	15.11%	20.05%
Offline Sales	86.49%	84.89%	79.95%

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

Characteristics of Farmmi Jicai:

1)Customers/members’ information security. We keep the profile information of our registered members confidential. We also encrypt some of the important information.
2)Customers’ reviews of the products. All the reviews of our customers to the products are shown on the website of Farmmi Jicai. We follow up with customers for potential products problems.

2.Farmmi Liangpin Market (initially www.farmmi88.com; transferred to mobile application and mini program on WeChat; closed on December 31, 2020)

We began to operate this new Farmmi Liangpin Market since August 2018 when we reconstructed Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) to two online stores: Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (www.farmmi.com). We identify Farmmi Liangpin Market as a platform of pesticide-free, organic and green agricultural products before we closed it.

Characteristics of Farmmi Liangpin Market:

1)Geographical indication agricultural products. We signed a Strategic Cooperation Agreement with Beijing Jiangqiao International Media Co, Ltd. (“JQ Media”). JQ Media filmed and produced Tastes of China, a documentary introducing geographical indication agricultural products in China (“Tastes of China Products”) through 7 episodes aired on CCTV, the predominant state television broadcaster in China. Pursuant to the agreement, the Company has signed the supply agreements with three suppliers of the Tastes of China Products. Besides these three products, we have built the purchase relationship regarding hundreds of geographical indication agricultural products.
2)Diversity of the products. Besides our own edible fungi products under “Puyangtang” brand and “Farmmi Liangpin” brand, Farmmi Liangpin Market currently offered seven categories of products before we closed it: (1) rice, oil and spices, (2) tea, (3) snacks, (4) raw and fresh food, (5) liquor and drink, (6) convenient food, and (7) health food. It also sells the raw products planted and harvested by the farmers in the less developed rural areas to help the farmers increase revenues and to provide the customers fresh food.

Before we closed Farmmi Liangpin Market, the customers could use mobile application or mini program on WeChat to access it.

Methods of Competition and Competitive Position

Competitive Advantages

1.Sophisticated quality control system. Product quality is always our major focus. We enforce a series of quality standards for our edible fungi products, adopt sound quality control system and have been awarded various quality certificates. In addition, our workers must follow specific quality control procedures in the factories. In addition, our traceability system allows us to trace and correct any quality issues. See “Item 4. Information on the Company — B. Business Overview — Our Quality Control”.

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

2.Established supplier relationships. We have strong relationships with our significant suppliers to ensure access to relatively high-quality dried edible fungi. We have built long time and stable relationship with the family farms that we cooperate with. Our employees provide technology support to the family farms in need. Our procurement price is usually higher than the market price. Some of the family farms have cooperated with us for more than 10years. They provide steady supply of raw materials to us.
3.Stable and experienced factory employees. Our founders started to conduct edible fungi business twenty years ago, and they have attracted many loyal employees. Among our current less than 80 factory workers, there are over 20 employees who have followed Ms. Zhang and Mr. Wang for over 10 years. They are great assets to us by being loyal to the company and possessing rich experience in the factory.
4.Favorable location. Lishui is an important mushroom resource base, giving our company access to an abundance of high quality, affordable raw materials. We purchase many of our Shiitake from Qingyuan of Lishui, a certified place of origin of Shiitake and most of our Mu Er from Longquan of Lishui, the town of Mu Er in China.

Competitive Disadvantages

1.Low barrier to entry. We believe the barrier to entry in our industry is relatively low. Although we believe we distinguish our company from competitors on the basis of quality, to the extent our customer base focuses heavily on price, many of our competitors can provide products at relatively low prices, affecting our profit margins as we seek to compete with them.
2.Lack of experience in E-commerce. We have devoted resources to our decision to build, develop and reconstruct our online stores. We have closed Farmmi Liangpin Market due to unsuccessful operation. Farmmi Jicai is the only online store we have right now. It is not well known by consumers yet, and we do not have rich experience in e-commerce operation. As a result, we have no guarantee that we will be successful in Farmmi Jicai. If we do not manage it effectively, our business prospects could be impaired.

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

One of our key competitors is Zhejiang Jingning Nature Food Co. Ltd. (“Jingning”), also in Lishui. Founded in 1987, Jingning has a facility in Lishui that covers approximately 18,000 square meters and fixed assets worth more than RMB 1 billion. Jingning’s products have been awarded for quality and technology, and its brand has been recognized as a “Famous Brand of Lishui”.

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

2021

The first batch of assured consumer company in Liandu District

Key agricultural leading enterprises in Liandu District, Lishui City

Sunshine factory in Liandu District, Lishui City

Business Development Efforts

Our business development efforts focus on developing e-commerce platforms, web-based products and applications of new technologies. We believe technological innovations will help our Company achieve its long-term strategic objectives.

Our business development employees provide technology support to the family farms in need, improve the technology used in our production, and help with the maintenance of our online stores. Over the past three fiscal years, we spent, in aggregate, RMB 20,370 for intellectual property and RMB 6,001,904 on software and website development, technical service and product design.

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

Intellectual Property

We rely on trademarks and service marks to protect our intellectual property and branding. As of the date of this report, we hold over 100 registered trademarks about or related to “Farmmi”, “Farmmi Liangpin”, “Forasen” and “Puyangtang” in different applicable trademark categories in China. We also own three domain names: farmmi.com, farmmi.com.cn and farmmi88.com. These websites are not part of this report.

Marketing Channels

We mainly market our products by attending trade fairs, such as The China Import and Export Fair, Anuga (originally short for Allgemeine Nahrungs- und Genussmittel-Ausstellung, a leading international food fair) and FOODEX JAPAN.

Capital Expenditures and Divestitures

We had capital expenditures of approximately $0.01 million, $0.25 million and $0.1 million for the years ended September 30, 2021, 2020 and 2019, respectively for equipment and plant renovation and development.

We do not have any principal capital expenditures since the beginning of the last three fiscal years to the date of this report or any principal capital expenditures in progress. On September 27, 2021, Farmmi Agricultural and Hangzhou Dawo Software Co., Ltd., the only shareholders of Zhejiang Forest Food Co., Ltd. (“Zhejiang Forest Food”), entered into a Share Transfer Agreement to transfer all of their equity in Zhejiang Forest to Lishui Zhongjun Technology Co., Ltd., an unrelated party, for a total price of RMB18,200,000 (approximately $2.82 million). The divestment was completed on October 1, 2021. We received the whole proceed of disposal on November 5, 2021. After this transfer, Zhejiang Forest has been divested from the Company.

Governmental Support

Our local government has been supporting our development in different ways, including providing subsidies. The following chart is a summary of selected projects.

			Subsidy
			Amount
Year	Governmental Agency	Project	(RMB)
2017	Liandu District, Lishui City	SC (food production certificate) Authentication	20000

2018	Liandu District, Lishui City	IPO Reward	2026980

2019	Liandu District, Lishui City	Support the development of local economy and facilitate financing of enterprises	20000

2020	Liandu District, Lishui City	Patent fee subsidy	600

		Support foreign trade and economic development	189600

		Employee return to work allowance	611

		Reward for foreign trade growth	669400

		Job security subsidy	36853

		Rent subsidy for epidemic situation	15500

		Support for small, medium and micro enterprises	25000

2021	Liandu District, Lishui City	Tourist destination commodity subsidy	41000

		Job stabilization subsidy	20000

		Subsidies for replacing training with work	19000

		Employment subsidies for newly graduated college students	768

		Job stabilization subsidy	6353

		Exhibition subsidy	5000

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

Regulation on Foreign Investment Restrictions

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Guidance Catalogue”). The Guidance Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Guidance Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established. For example, pursuant to the latest Negative List, the provision of telecommunications services and value-added telecommunications services fall in the prohibited industry and the percentage of foreign ownership cannot exceed 50% (except for e-commence). As for the industries that we are involved, only e-commence is mentioned by the Negative List, which is under our VIE framework and is not prohibited.

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

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2016 MIIT Catalog, which took effect on March 1, 2016. According to the 2016 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating websites is classified as commercial ICP services. We currently, through Nongyuan Network, our PRC VIE, hold an ICP license that is valid until August 14, 2021. And according to the announcement from Zhejiang Communication Admistration, the IPC license does not need to be renewed anymore.

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

The vast majority of our business is processing and/or selling agricultural products, as well as selling our products on third-party e-commerce websites. Based on the advice of our PRC legal counsel, Zhejiang Zhengbiao Law Firm, PRC laws and regulations allow foreign-owned entities to conduct such business directly, rather than through contractual VIE agreements. To comply with the above mentioned foreign ownership restrictions, we operate our e-commerce websites in China through Nongyuan Network, which is owned by Mr. Zhengyu Wang, a PRC citizen, and is controlled by Farmmi Agricultural, our PRC subsidiary, through a series of contractual arrangements. Nongyuan Network is the holder of the domain names, trademarks and facilities necessary for daily operations of our e-commerce websites in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

C. Organizational Structure

Our current corporate structure is as follows:

Farmmi Inc (CAY)
100%
Farmmi International Limited (HK)
Abroad
Domestic
100%
100%
100%
100%
Farmmi (Hangzhou) Ecological Agriculture Development Co., LTD
Lishui Farmmi Technology Co., LTD
Farmmi (Hangzhou) Enterprise Management Co., LTD
Farmmi (Hangzhou) Health Development Co., LTD
100%
100%
Zhejiang Farmmi Agricultural Supply Chain Co., LTD
30%
40%
30%
Zhejiang Farmmi Healthcare Technology Co., LTD
100%
100%
5%
Jiangxi Xiangbo Agriculture and Forestry Development Co., LTD
Guoning Zhonghao (Ningbo) Trade Co., Ltd.
Zhejiang Farmmi Holding Group Co. LTD
100%
100%
Wang Xinyang
Yudu County Yada Forestry Co., LTD
100%
Hangzhou Nongyuan Network Technology Co., LTD
VIE structures
Zhejiang Farmmi Agricultural Science and Technology Group Co. LTD
95%
22.7907%
Zhejiang Yitang Medical Service Co., LTD
77.2093%
100%
100%
100%
Lishui Farmmi E-commerce Co. LTD
Zhejiang FLS Mushroom Co., LTD
Zhejiang Farmmi Biotechnology Co., LTD
Zhejiang Farmmi Food Co., LTD
100%
100%
100%
Lishui Yifeng Healthcare Technology Co., Ltd.
Zhejiang Yiting Medical Technology Co., LTD
Lishui Yilong Enterprise Management Co., Ltd.
93.75%
Shanghai Zhongjian Yiting Healthcare Technology Partnership (Limited Partnership)

Farmmi, Inc. (“FAMI”)

FAMI is the listing company. It was incorporated on July 28, 2015 under the Companies Law (as revised) of the Cayman Islands as an exempted company limited by shares. The authorized share of the Company is 600,000,000 ordinary shares of $0.001 par value per share, in such class or classes as the company’s Board of Directors may designate from time to time. FAMI has full power and authority to carry out any business not prohibited by Cayman Islands law; provided, however, that the company may not operate the business of a bank, trust company, insurance business or company manager unless it obtains the proper licensure in the Cayman Islands for such businesses. As of the date of this report, FAMI has 557,780,383 ordinary shares issued and outstanding, excluding the 800,000 underlying the Investor Warrants and 812,694 underlying the Placement Agent Warrants.

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

Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd.(“ Farmmi Agricultural”)

Farmmi Agricultural is a holding company which we plan to use as the platform to acquire Chinese companies in the same or similar industry. It was established by Mr. Zhengyu Wang on December 8, 2015 under the laws of the PRC with initial registered capital of RMB 5 million, under the name as Hangzhou Suyuan Agriculture Technology Co., Ltd.(“Suyuan Agriculture”). The operating period on the business license has no ending date. The business scope of Suyuan Agriculture covers technology development, technology service, technology consulting and transfer of achievements: agricultural technology. On June 27, 2016, Mr. Zhengyu Wang transferred 50% stock rights of Suyuan Agriculture to Farmmi Enterprise. On August 9, 2016, Mr. Zhengyu Wang transferred remaining 50% stock rights of Suyuan Agriculture to Farmmi Technology. Currently each of Farmmi Enterprise and Farmmi Technology holds 50% of Suyuan Agriculture. On August 26, 2021Suyuan Agriculture has changed its name to Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd., and its capital was increased to RMB 50 million. On December 30,Farmmi Enterprise and Farmmi Technology transferred all their equities to Zhejiang Farmmi Holding Group Co. LTD.

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

Ms. Xinyang Wang, the daughter of our CEO and Chairwoman Ms. Yefang Zhang, Farmmi Agricultural and Nongyuan Network signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”). Foreign investment in Internet companies is currently subject to some restrictions under PRC laws and regulations. Although the ICP certification required by the company's original E-commerce Business was a restricted business, which has now been opened, the Special Administrative Measures for foreign investment access (Negative List) (2021) has just come into force, and there are still many possible uncertainties.So as a Cayman Islands holding company, we now has the qualify to conduct these businesses under PRC regulations,but still to face some possible uncertainties. In addition, foreign investment in the online service industry requires the foreign investor to possess certain qualifications, which we do not have, and one of our PRC subsidiaries, Farmmi Agricultural, is considered a foreign invested enterprise by virtue of its ownership by Farmmi Enterprise and Farmmi Technology, both of which are WFOEs. As a result, Farmmi Agricultural is restricted from holding the licenses that are essential to the operation of our e-commerce websites. See “Item 4. Information on the Company — B. Business Overview — Regulations”. As a result, Farmmi Agricultural has entered into a series of contractual arrangements with Nongyuan Network and we exercise effective control over the operations of Nongyuan Network. We conduct our e-commerce websites in China through Nongyuan Network, which we treated as our consolidated affiliated entity in China. The Xinyang Wang VIE Agreements were entered into in December 2019 to replace the agreements signed by Zhengyu Wang, the previous owner of Nongyuan Network, Farmmi Agricultural and Nongyuan Network (the “Original VIE Agreements”). These contractual arrangements enable us to exercise effective control over Nongyuan Network and receive all of the economic benefits from it.

The following diagram illustrates the flow of economic benefits from Nongyuan Network to Farmmi Agricultural stipulated under the VIE agreements:

Exclusive Management Consulting and Technology Service Agreement. Farmmi Agricultural and Nongyuan Network entered into an exclusive management consulting and technology service agreement, under which Nongyuan Network agrees to engage Farmmi Agricultural as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Nongyuan Network’s business scope and decided by Farmmi Agricultural from time to time as necessary. Farmmi Agricultural is obligated to absorb all of the loss from Nongyuan Network’s activities and is entitled to receive all of its residual returns. Nongyuan Network shall pay to Farmmi Agricultural service fees within three months after each fiscal year end. The service fees should be 100% of the after-tax profit after the deficit of the prior fiscal year is covered and the statutory common reserve is extracted. According to Chinese law, when a company distributes its after-tax profits for a given year, it shall allocate 10% of profits to its statutory common reserve until the aggregate amount of such reserve exceeds 50% of its registered capital. With Farmmi Agricultural’s prior written consent, the percentage of the service fee may be adjusted based on Nongyuan Network’s operation performance. Farmmi Agricultural exclusively owns any intellectual property arising from the performance of the exclusive management consulting and technology service agreement. The exclusive management consulting and technology service agreement is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The exclusive management consulting and technology service agreement shall be extended automatically by the expiry thereof, until Farmmi Agricultural’s business term or Nongyuan Network’s business term expires, unless otherwise notified by Farmmi Agricultural in writing. During the term of the exclusive management consulting and technology service agreement, Nongyuan Network may not terminate the agreements except in the case of Farmmi Agricultural’s gross negligence or fraud, or this agreement or laws provide otherwise. Farmmi Agricultural may terminate this agreement by 30 day written notice to Nongyuan Network at any time.

Proxy Agreement. Farmmi Agricultural, Xinyang Wang and Nongyuan Network entered into a proxy agreement. Xinyang Wang as the sole shareholder of Nongyuan Network irrevocably authorizes Farmmi Agricultural to exercise her rights as an equity holder of Nongyuan Network, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of her equity interests therein pursuant to the exclusive call option agreement. During the term of the proxy agreement, Nongyuan Network may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Power of Attorney. Pursuant to the Proxy Agreement, Xinyang Wang, as the sole shareholder of Nongyuan Network, entered into an irrevocable power of attorney appointing Farmmi Agricultural as the attorney-in-fact to act on her behalf on all matters pertaining to Nongyuan Network and to exercise all of her rights as the sole shareholder of Nongyuan Network, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of his equity interests therein pursuant to the exclusive call option agreement. The power of attorney with Xinyang Wang expires when the proxy agreement terminates, Farmmi Agricultural appoints another person pursuant to the proxy agreement, or Xinyang Wang, as appointee of Farmmi Agricultural, dies or loses her civil capacity.

As a result of the Proxy Agreement and Power of Attorney, we, through Farmmi Agricultural, are able to exercise management control over the activities that most significantly impact the operation results of Nongyuan Network.

Exclusive Call Option Agreement. Farmmi Agricultural, Xinyang Wang and Nongyuan Network entered into an exclusive call option agreement, pursuant to which Farmmi Agricultural has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Nongyuan Network from its sole shareholder, Xinyang Wang.

Without the prior written consent of Farmmi Agricultural, Nongyuan Network may not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract with a value of more than RMB300,000 (approximately $45,617) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. For potential risks, see “Item 3 — Key Information — Risk Factors — Risks Related to Doing Business in China — Our VIE may conduct actions which cause our loss.” Xinyang Wang agrees that, without the prior written consent of Farmmi Agricultural, she will not dispose of his equity interests in Nongyuan Network or create or allow any encumbrance on his equity interests. We have been advised by our PRC legal counsel, Zhejiang Zhengbiao Law Firm, that the exclusive purchase option granted to Farmmi Agricultural under the exclusive call option agreement comports with PRC laws.

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

Equity Pledge Agreement. Farmmi Agricultural, Xinyang Wang and Nongyuan Network entered into an equity pledge agreement, under which Xinyang Wang pledged all of her equity interests in Nongyuan Network to Farmmi Agricultural as collateral to secure performance of all of his obligations under the exclusive consulting and service agreement, the exclusive call option agreement and the proxy agreement. If any event of default as provided for therein occurs, Nongyuan Network, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. Xinyang Wang agrees that, during the term of the equity pledge agreements, she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and she also agrees that Farmmi Agricultural’s rights relating to the equity pledge should not be prejudiced by the legal actions of the shareholder, his successors or designates. During the term of the equity pledge, Farmmi Agricultural has the right to receive all of the dividends and profits distributed on the pledged equity. On December 1, 2019, Farmmi Agricultural, Xinyang Wang and Nongyuan Network have completed the registration of the equity pledge with the relevant office of SAIC in accordance with the PRC Property Rights Law.

Through the current contractual arrangements, we established a contractual relationship with Xinyang Wang, the sole shareholder and executive director (legal representative) of our VIE Nongyuan Network. Pursuant to these agreements, Xinyang Wang irrevocably authorized Farmmi Agricultural to exercise voting rights and all other rights as the shareholder and pledged all of her equity interests in our VIE to Farmmi Agricultural as collateral to secure performance of all of her obligations under these agreements. We have relied and expect to continue to rely on contractual arrangements with Xinyang Wang to operate our e-commerce websites. However, Xinyang Wang may have potential conflicts of interest with us and may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with her and our VIE. Any failure by our VIE or Xinyang Wang to perform her obligations under our contractual arrangements with her would have a material adverse effect on our business and financial condition. See “Item 3 — Key Information — Risk Factors — Risks Related to Doing Business in China — The shareholders and director of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our e-commerce websites.”

We have been advised by our PRC legal counsel, Zhejiang Zhengbiao Law Firm, that the ownership structure and the contractual arrangements among Farmmi Agricultural, Xinyang Wang and Nongyuan Network, will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Actually, The law on Foreign Investment of PRC (2020) and its implementing regulations have now been officially promulgated and come into force, according to which the Chinese government actively promotes foreign investment, protects the legitimate rights and interests and standardizes the management of foreign investment. However, we are still requires to be strictly compliance with Chinese laws in many aspects, such as national interests, public interests and data security, etc. These laws and regulations include both existing laws or regulations and those to be introduced in the process of implementing the Policy of "High-level Opening-up " in the near future. As the enterprise operating in China, we must strictly implement the restricted scope of the Negative List (2021), and shall not invest in the areas prohibited from foreign investment, and for the restricted areas we must meet the conditions stipulated by law. For foreign investment, access to areas beyond the Negative List, PRC promise to insist the principle of consistency between domestic and foreign capital. Otherway, in addition to fully abiding by Chinese laws, the Chinese government has also established a Foreign Investment Security Review system to strictly review foreign investment that affects or may affect national security. In addition, according to the administrative provisions of the State Council on overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Administrative Provisions) and the administrative measures for the filing of overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Filing Measures) issued by the CSRC on December 24, 2021, The VIE framework has been officially recognized, but these two laws in draft are soliciting public opinions. At present, they have not been officially promulgated or come into force, and many filing requirements have been put forward for VIE. What`s more, Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3 — Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Forest Food initially owned 100% equity interest of FLS Mushroom. In connection with the reorganization of our company in connection with our initial public offering, Farmmi Agricultural became the sole shareholder of FLS Mushroom.

Zhejiang Forest Food Co., Ltd. (“Forest Food”)

Forest Food primarily engages in the business of packed dried edible fungi for exportation. The business scope of Forest Food covers wholesale and retail of prepackaged food and bulk food; processing and sales of agricultural by-products (excludes cotton, tobacco and silkworm cocoon) and mushroom; as well as engagement in import and export business of commodities and technologies that the state allows. Zhejiang Forest Food Co., Ltd was established by Lishui Forasen Green Industry Group (former name of Forasen Group) and five individuals on May 8, 2003 under the laws of the PRC with initial registered capital of RMB 5 million. Lishui Forasen Green Industry Group owned 40% of the Forest Food, one individual owned 20%, and each of the remaining four individuals owned 10% respectively. The operating period of the business license is from May 8, 2003 to May 7, 2023, when the business license can be renewed. On August 26, 2004, two individuals jointly transferred shares of Forest Food to Lishui Forasen Green Industry Group with value of RMB1.5 million representing 30% of Forest Food. On November 18, 2011, three individuals separately transferred shares of Forest Food to Yefang Zhang with total value of RMB1.5 million representing 30% of Forest Food. Since then, Forasen Group owned 70% and Ms. Yefang Zhang owned 30% of Forest Food. In January 2016, Forasen Group and Ms. Yefang Zhang decided to increase Forest Food’s registered capital from RMB5,000,000 to RMB17,600,000. The increased registered capital was entirely paid by Forasen Group. Upon the increase of registered capital and reorganization, Forasen Group owned 91.5% and Ms. Yefang Zhang owned 8.5% of Forest Food.

In March 2016, National Trust, a non-affiliated third party, invested RMB5,999,784 to purchase 3.8472% of the equity of Forest Food. In connection with such investment, National Trust required Forasen Group and the controlling person of Forest Food to agree to repurchase National Trust’s investment with interest if Forest Food fails to meet certain net profit targets in calendar 2016 and 2017 or if National Trust notifies Forest Food of its intention to terminate the investment under the terms of the investment agreement. On December 26, 2017, National Trust and Hangzhou Dawo Software Ltd. Co. (“Dawo”), also a non-affiliated third party, signed a share transfer agreement. Under this agreement, National Trust transferred its 3.8472% of the equity of Forest Food to Dawo by RMB7,799,719. Three days later Dawo paid the transfer fee. The transfer was recorded with the local bureau of industry and commerce in February 2018.

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

On September 27, 2021, Farmmi Agricultural and Hangzhou Dawo Software Co., Ltd., the only shareholders of Zhejiang Forest, entered into a Share Transfer Agreement (“Share Transfer Agreement”) to transfer all of their equity in Zhejiang Forest to Lishui Zhongjun Technology Co., Ltd., an unrelated party, for a total price of RMB18,200,000. After this transfer, Zhejiang Forest has been divested from the Company.

Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”)

Farmmi Food primarily engages in the business of packed dried edible fungi for domestic sales to distributors. It was established on December 26, 2017 under the laws of the PRC with initial registered capital of RMB5 million. The operating period on Farmmi Food’s business license is from December 26, 2017 and there is no expiration date. The business scope of Farmmi Food covers processing and production of agricultural by-products (excludes cotton, tobacco and silkworm cocoon) and mushroom; wholesale and retail of edible agricultural products (excludes vegetables, fresh meat, aquatic product and soy products except soy milk) and mushroom; as well as engagement in import and export business of commodities and technologies that the state allows.

Initially Farmmi Food was wholly owned by Farmmi Technology. In January 2018, the share ownership was transferred to Farmmi Agricultural. In May 2018, Farmmi Food received its food production permit and began its operation. Before then, its business was conducted by Forest Food.

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

Network and Farmmi Agricultural owns 98% and 2% of interests in Farmmi E-Commerce, respectively. On September 10, 2021, Farmmi E-Commerce’s capital was increase by RMB16,500,000 to RMB21,500,000 and Forest Food invested in as a new shareholder. After the capital increase, Forest Food held approximately 77% of the shares of Farmmi E-Commerce. At the time of increase and investment, Zhejiang Forest was a subsidiary of the Company.

On September 18, 2021, Forest Food and Farmmi Agricultural entered into a Share Transfer Agreement (the “E-Commerce Agreement”). Under the terms of the E-Commerce Agreement, Forest Food transferred its shares in Farmmi E-Commerce to Farmmi Agricultural, for approximately 77% of the shares of Farmmi E-Commerce for no consideration. After the transfer of the shares, Forest Food has no equity interest in Farmmi E-Commerce, and Farmmi Agricultural holds approximately 77% of Farmmi E-Commerce.

Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”)

We incorporated Farmmi Biotech through our wholly-owned subsidiary Farmmi Agircultural on April 7, 2021.

Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”)

On April 25, 2021, we incorporate Farmmi Ecology through its wholly-owned subsidiary Farmmi International Limited.

Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. (“Farmmi Supply Chain”)

We incorporated Farmmi Supply Chain on May 11, 2021.

Zhejiang Yitang Medical Service Co., Ltd. （“Yitang Medical”）

We incorporated Yitang Medical on September 7, 2021.

Zhejiang Yiting Medical Technology Co., Ltd. (“Yiting Medical”)

We incorporated Yiting Medical on September 17, 2021.

Farmmi (Hangzhou) Health Development Co., Ltd. (“Farmmi Houzhou Health Development”)

We incorporated Farmmi Houzhou Health Development on September 17, 2021 through its wholly-owned subsidiary Farmmi International Limited.

Zhejiang Farmmi Healthcare Technology Co., Ltd. (“Zhejiang Farmmi Healthcare”)

We incorporated Farmmi Medical Healthcare on September 18, 2021.

Zhejiang Farmmi Holding Group Co. LTD (“Farmmi Holding”)

We incorporated Farmmi Holding on September 18,2021.

Jiangxi Xiangbo Agriculture and Forestry Development Co., Ltd. (“Jiangxi Xiangbo”)

On September 27, 2021, we acquired Jiangxi Xiangbo from Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd. for a total price of RMB 70 million. Together with Jiangxi Xiangbo, its 100% percent subsidiary Yudu County Yada Forestry Co., LTD became the subsidiary of FAMI.

Guoning Zhonghao (Ningbo) Trade Co., Ltd. (“Guoning Zhonghao”)

On September 27, 2021, we acquired Guoning Zhonghao from Ningbo Guoning Zhonghao Technology Co., Ltd. and Jianxin Huang for a total price of RMB 5,000.

D. Property, Plants and Equipment

We do not own any real property. We rent our factories in Lishui from our related parties, Zhejiang Tantech Bamboo Technology Co., Ltd., for processing dried edible fungi and a floor in an office building in Hangzhou from third parties. The following is a list of our main properties we rent:

					Productive
		Land/Building	Space		Capacity		Extent of	Products
Lessee	Property	Use Term	(m2)		(ton)		Utilization	Processed
Zhejiang Farmmi Biotechnology Co., Ltd.	# 5 Building, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province	July 14, 2021 – July 13, 2031	1,914	(1)	1,722.6		90%	Shiitake, Mu Er, other edible fungi

Farmmi Food	1st floor of #1,Basement of Building 1, 888 Tianning Street, Lishui City, Zhejiang Province	August 1, 2020 – July 31, 2031	936.84	(2)	850		90%	Shiitake, Mu Er, other edible fungi

Farmmi Food	floor 1 of Building 4,Basement of Building 4, 888 Tianning Street, Lishui City, Zhejiang Province	August 1, 2020 – July 31, 2031	242.97		230	(3)	95%	N/A

Nongyuan Network	Unit 1804-1, DiKai Yinzuo, 29 Jiefang East Rd, Jianggan District, Hangzhou City, Zhejiang Province	July 15, 2020 – July 14, 2023	466.35		N/A	(4)	90%	N/A
(1)	It includes storage area of 854.00 m2, factory of 757.00 m2, office area of 54.6 m2 and other area of 248.4 m2.
(2)	The first floor includes storage area of 599.24 m2, factory of 256.00 m2, office area of 28.80 m2 and other area of 52.80 m2.Floor 1 is mainly used as storage area.
(3)	Building 4 is mainly used as storage area.
(4)	The whole area is used as office.

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

Business Overview

We currently produce and/or sell the following categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. We do not grow fungi, but purchase dried edible fungi from third party suppliers, mainly from family farms, and two co-operatives representing family farms, Jingning Liannong Trading Co. Ltd. (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd. (“QNMI”), with whom we have worked with for many years. JLT and QNMI are two companies in Lishui area where our facilities are located. They are co-operatives representing family farms which plant and provide edible fungi. JLT and QNMI themselves do not have any facility and do not process any fungi. They are established to share resources such as procurement information and to enjoy the advantage of economy of scale. After we select and filter the dried edible fungi for specific size and better quality, we may further dehydrate them again, as deemed necessary, to ensure the uniform level of dryness of our products. We then package the fungi products for sale. The only products we process and package are edible fungi, which are processed and packaged at our own processing facilities. For other agricultural products, such as rice and edible oil, we purchase them from third-party suppliers, and sell these products at our online store Farmmi Jicai. Mainly through distributors, we offer gourmet dried mushrooms to domestic and overseas retail supermarkets, produce distributors and foodservice distributors and operators. We have become an enterprise with advanced processing equipment and business management experience, and we pride ourselves on consistently producing quality mushrooms and serving our customers with a high level of commitment.

During the fiscal year ended September 30, 2021, 97.04% of our products were sold in China to domestic distributors and the remaining 2.96% were sold internationally, including USA, Japan, Canada and other countries, through distributors. We tested a few offline stores in Hangzhou, Zhejiang but closed them by March 2020 due to the impact of the COVID-19 outbreak. In addition, in order to enhance our e-commerce marketing presence, we developed our own e-commerce websites Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat; closed on December 31, 2020).

Our total revenues for the year ended September 30, 2021 increased by $10.9 million or 38.5%, compared to the same period in 2020. We expect our sales of edible fungi products will grow in the coming years, as the consumption of fungi products in China has been rising significantly, and edible fungi has become one of the most important parts of planting industry. Meanwhile, although China has the most production of edible fungi, consumption of edible fungi per capita is significantly lower than other countries such as USA and Japan. Therefore, there is great potential for the sales of edible fungi in the Chinese market as well as the international market. We believe our sales will continue to grow in the future with our increased brand awareness, which will grow along with the demand for edible fungi products.

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

Trend Information

We have noted the existence of the following trends since October 2020, all of which are likely to affect our business to the extent they continue in the future:

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

As the table below illustrates, our sales volume of Shiitake mushroom for the year ended September 30, 2021 was approximately 1,515 tons, representing an increase of 288 tons as compared with 1,227 tons sales volume in fiscal 2020. The increase in sales of Shiitake mushroom was primarily due to our efforts in sales and developing the new customers. Meanwhile, our sales volume of Mu Er for the year ended September 30, 2021 was approximately 1,205 tons, representing an increase of 205 tons, as compared with 1,000 tons sales volume in fiscal 2020. The sales volume of Mu Er increased due to our well established long-standing relationship with our customers. As China’s mushroom industry is moving from rapid expansion to a more mature stage, we expect the effect of industry growth on promoting our sales volume will decrease.

	Shiitake	Mu Er
Period	(tons)	(tons)
Oct/20	87	65
Nov/20	143	106
Dec20	149	120
Jan/21	117	87
Feb/21	98	70
Mar/21	120	99
Apr/21	122	85
May/21	127	80
Jun/21	111	81
Jul/21	136	123
Aug/21	149	124
Sep/21	155	165
Total sales volume for fiscal 2021	1515	1205
Average unit selling price per ton for fiscal 2021	$12325	$12075

The COVID-19 has had a significant impact on our operations since January 2020 and could adversely affect our business and financial results in the future.

In fiscal 2021 the COVID 19 outbreak has some impact on affected the Company’s business operations and condition and operating results for 2021 as there were some shutdowns in China, including but not limited to material negative impact on our total revenue, slower collection of accounts receivables and accrued bad debt allowance, slower utilization of advances to suppliers and accrued allowance, and inventory allowance, but we managed to have revenues as we expanded the sales channels and engaged new customers. We will continue to monitor and modify the operating strategies and do expect an increase in sales in long term based on the existing sale orders but the extent of the impact of COVID 19 on our results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak and the impact on our customers, which are still uncertain and cannot be reasonably estimated at this point of time.

Our aggregate employee salaries have decreased.

During the period of October 2020 to September 2021, our monthly salary expense was as follows (USD):

The decrease in monthly employee salaries of February was mainly due to the Chinese New Year Holiday, when some employees took extended unpaid leaves during the holiday period. The decrease in monthly employee salaries of September was mainly due to the employees’ holiday leaves.

Raw material costs have decreased slightly.

With our deep understanding of the edible fungi market, diligent market research, and constant communication with our suppliers, we have been able to obtain favorable price for premium raw materials. With increased sales orders we receive, we need to purchase additional raw materials to meet the new demand. We expect the raw material costs in fiscal year 2022 will increase slightly, fluctuating between 1% and 5% comparing with fiscal year 2021.

During the period from October 2020 to September 2021, the average monthly unit price per ton for Shiitake and Mu Er we purchased were as follows (USD):

We anticipate that for fiscal year 2022, the average unit price of Shiitake and Mu Er we purchase will be about $10,936 per ton and $11,706 per ton, respectively. We expect our gross margin will be slightly higher in fiscal year 2022 than in fiscal year 2021.

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

In addition, we have seen shifts of Chinese consumers to purchase products from brick and mortar stores to online platforms, including food products like ours. In response to this trend, we built our online store Farmmi Jicai. Farmmi Jicai mainly targets small wholesale customers, such as restaurants and retailers. Since its launch in December 2016, our online sales have been increasing rapidly. In September 2018, we started another online store, Farmmi Liangpin Market, which mainly faced retail customers and started to generate revenue since October 2018. Besides selling edible fungi, this store also sells other agricultural products, such as rice, edible oil and other local specialty food products from different provinces of China. In December 2020, we closed our online store, Farmmi Liangpin Market, due to profitability issue.

During the year ended September 30, 2021, our online sales accounted for 13.51% of our total sales. For the year ended September 30, 2021, our aggregate online sales were $5,471,874, an increase of 20.04% compared with the same period in 2020 because of the increased online shopping due to the pandemic, and the average monthly online sales were $455,989. The following chart shows our online sales for each month from October 2020 to September 2021:

The online sales for the fiscal year ended September 30, 2021 increased as compared to the year ended September 30, 2020. The significant increase in monthly online sales from October 2020 to December 2020 was mainly attributable to the peak sales season, and a large number of purchases was made before the Spring Festival.. The decrease from January 2021to February 2021 was mainly attributable to the Spring Festival.Although we closed our Farmmi Liangpin Market in December 2021, developing online business is still one of our long-term goals, given the trend of growing Internet sales in China.

Increased sales to China Forest.

China Forest, one of the biggest edible fungi exporters in China, has been one of our major customers since 2016. Our sales to China Forest for fiscal year 2021 totaled $25,827,874, an increase of 36.25% from $18,955,733 for the same period in 2020, mainly due to the increased market demand. Our total sales volume to China Forest for the year ended September 30, 2021 totaled 1,963 tons, an increase of 400 tons from 1,563 tons for the same period in 2020. Our sales volume of Shiitake mushroom to China Forest for the year ended September 30, 2021 totaled 1,087 tons, an increase of 234 tons from 853 tons for the same period in 2020. Our sales volume of Mu Er to China Forest for the year ended September 30, 2021 totaled 876 tons, an increase of 166 tons from 710 tons for the same period in 2020.

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

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property, plant and equipment, the valuation of beneficial conversion feature of the Notes, valuation of warrants and the valuation of deferred tax assets.

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

Our contract liabilities primarily include advance from customers. As of September 30, 2021 and 2020, the contract liabilities are $12,177 and $1,160, respectively, and included in other current liabilities on the consolidated balance sheets. For the years ended September 30, 2021, 2020 and 2019, there was no revenue recognized from performance obligations related to prior periods.

We do not have any contract assets since revenue is recognized when control of the promised goods is transferred and the payment from customers is not contingent on a future event.

Refer to Note 16 — Segment reporting for details of revenue segregation of our Consolidated Financial Statements.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. We maintain allowance for doubtful accounts for estimated losses. We review our accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of September 30, 2021 and 2020, allowance for doubtful accounts was $8,094 and $119,199, respectively.

Inventory, net

We value our inventory at the lower of cost, determined on a weighted average basis, or net realizable value. We review our inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. We recorded inventory reserve of nil and $18,442 as of September 30, 2021 and 2020, respectively.

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

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, (Topic 848). The amendments in Topic 848 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. Topic 848 can be applied by all entities as of the beginning of the interim period that includes March 12, 2020, or any date thereafter, and entities may elect to apply the amendments prospectively through December 31, 2022. The Company did not utilize the optional expedients and exceptions provided by this standard during the year ended September 30, 2021. The Company is evaluating the impact of this standard on its consolidated financial statements and disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Results of Operations For the Years Ended September 30, 2021 and 2020

Overview

The following table summarizes our results of operations for the years ended September 30, 2021 and 2020:

	Year Ended September 30,		Variance
	2021	2020	Amount	%
Revenue from continuing operations	$39,289,951	$28,363,963	10,925,988	38.5%
Cost of revenues from continuing operations	(34,180,670)	(23,712,541)	10,468,129	44.1%
Gross profit from continuing operations	5,109,281	4,651,422	457,859	9.8%
Allowance for doubtful debts	875,094	(818,199)	(1,693,293)	(207.0)%
Selling and distribution expenses	(292,709)	(258,561)	34,148	13.2%
General and administrative expenses	(2,838,790)	(1,307,579)	1,531,211	117.1%
Income from operations	2,852,876	2,267,083	585,793	25.8%
Interest income	33,576	183	33,393	18,247.5%
Interest expense	(73,866)	(168,657)	(94,791)	56.2%
Amortization of debt issuance costs	—	(1,093,440)	(1,093,440)	(100.0)%
Other (expense) income net	(379,225)	88,886	468,111	526.6%
Income before income taxes	2,433,361	1,094,055	1,339,306	122.4%
Provision for income taxes	(25,571)	(16,753)	8,818	(52.6)%
Net income from continuing operations	2,407,790	1,077,302	1,330,488	123.5%
Discontinued operations
Net loss from discontinued operations, net of tax	(51,352)	(263,847)	212,495	80.5%
Net income	$2,356,438	$813,455	1,542,983	189.7%

Revenue

We generate our revenue from sales of our three major product categories: Shiitake, Mu Er and other edible fungi and other agricultural products.

The following table sets forth the breakdown of our revenues from continuing operations for the years ended September 30, 2021 and 2020, respectively:

	Years Ended September 30,				Variance
	2021	%	2020	%	Amount	%
Shiitake	$20,494,362	52.2%	$15,098,877	53.2%	$5,395,485	35.7%
Mu Er	16,524,723	42.0%	12,082,365	42.6%	4,442,358	36.8%
Other edible fungi and other agricultural products	2,270,866	5.8%	1,182,721	4.2%	1,088,145	92.0%
Total	$39,289,951	100.0%	$28,363,963	100.0%	$10,925,988	38.5%

Total revenues from continuing operations for the year ended September 30, 2021 increased by $10,925,988, or 38.5%, to $39,289,951 from $28,363,963 for the year ended September 30, 2020.

Revenue from sales of Shiitake increased by $5,395,485, or 35.7%, to $20,494,362 for the year ended September 30, 2021 from $15,098,877 for the year ended September 30, 2020, mainly due to the increase of both sales volume and average unit sales price of our Shiitake products. Sales volume increased from 1,227 tons for the year ended September 30, 2020 to 1,515 tons for the year ended September 30, 2021, which resulted in an increase of $3,719,395 in revenue from sales of Shiitake. The increase in sales volume of Shiitake was mainly attributable to the recovery of market demand for our Shiitake products since the containment of major COVID-19 outbreak in PRC in April 2020 as well as an increase in one new customer which contributed $2.6 million in revenue from sales of Shiitake. Also, the average unit sales price of Shiitake increased from $12,307 per ton for the year ended September 30, 2020 to $13,529 per ton for the year ended September 30, 2021, which resulted in an increase of $1,676,090 in revenue from sales of Shiitake. The increase in average unit sales price of Shiitake is in line the increase in the price of raw materials due to lower harvest in 2021 and, since July 2021, we have been purchasing packaged Shiitake instead of raw materials from our suppliers, the cost of purchasing packaged Shiitake tends to be higher than raw materials.

Revenue from sales of Mu Er increased by $4,442,358, or 36.8%, to $16,524,723 for the year ended September 30, 2021 from $12,082,365 for the year ended September 30, 2020, mainly due to the increased sales volume and increased average unit sales price. Sales volume of Mu Er increased to 1,205 tons for the year ended September 30, 2021 from 1,000 tons for the year ended September 30, 2020, which resulted in an increase of $2,645,530 in revenue from sales of Mu Er. The increase in sales volume of Mu Er was caused by the increase in market demand for Mu Er as a result of the recovery of market since the containment of major COVID-19 outbreak in PRC in April 2020 as well as an increase in one new customer which contributed $3.2 million in revenue from sales of Mu Er. Also, the average unit sales price of Mu Er increased from $12,079 per ton for the year ended September 30, 2020 to $13,709 per ton for the year ended September 30, 2021, which resulted in an increase of $1,796,828 in revenue from sales of Mu Er. The increase in average unit sales price of Mu Er is in line the increase in the price of raw materials due to lower harvest in 2021 and, since July 2021, we purchased packaged Mu Er instead of raw materials from our suppliers, the cost of purchasing packaged Mu Er tends to be higher than raw materials.

Revenue from sales of other edible fungi and other agricultural products increased by $1,088,145, or 92.0%, to $2,270,866 for the year ended September 30, 2021 from $1,182,721 for the year ended September 30, 2020. The increase was mainly attributed to the increase in sales volume from 43 tons for the year ended September 30, 2020 to 5,587 tons for the financial year ended September 30, 2021. We sold 5,572 tons of corn to two new customers and earned $1.8 million in revenue for the financial year ended September 30, 2021.

Cost of revenue

The following table sets forth the breakdown of the Company’s cost of revenue from continuing operations for the years ended September 30, 2021 and 2020, respectively:

	Years Ended September 30,				Variance
	2021	%	2020	%	Amount	%
Shiitake	$17,639,983	51.6%	$12,686,008	53.5%	$4,953,975	39.1%
Mu Er	14,406,483	42.2%	10,117,206	42.7%	4,289,277	42.4%
Other edible fungi and other agricultural products	2,134,204	6.2%	909,327	3.8%	1,224,877	134.7%
Total	$34,180,670	100.0%	$23,712,541	100.0%	$10,468,129	44.1%

Cost of revenues from continuing operations increased by $10,468,129, or 44.1%, to $34,180,670 for the year ended September 30, 2021 from $23,712,541 for the year ended September 30, 2020.

Cost of revenues of Shiitake increased by $4,953,975, or 39.1%, to $17,639,983 for the year ended September 30, 2021 from $12,686,008 for the year ended September 30, 2020. The increase was primarily attributable to the increase in sales volume from 1,227 tons for the year ended September 30, 2020 to 1,515 tons for the year ended September 30, 2021, which resulted in an increase of $3,154,787 in cost of revenue of Shiitake. Also, the increase was caused by an increase in average unit cost of Shiitake from $10,327 per ton for the year ended September 30, 2020 to $11,642 per ton for the year ended September 30, 2021, which resulted in an increase of $1,799,188 in cost of revenue of Shiitake. The increase in sales volume of Shiitake was mainly attributable to the recovery of market demand for our Shiitake products since the containment of major COVID-19 outbreak in PRC in April 2020 as well as an increase in one new customer which contributed $2.6 million in cost of revenues of Shiitake. The increase in average unit cost of Shiitake was mainly due to the increase in the raw material price as a result of lower harvest in 2021 and, since July 2021, we have been purchasing packaged Shiitake instead of raw materials from our suppliers, the cost of purchasing packaged Shiitake tends to be higher than raw materials.

Cost of revenue of Mu Er increased by $4,289,277, or 42.4%, to $14,406,483 for the year ended September 30, 2021 from $10,117,206 for the year ended September 30, 2020. The increase was primarily attributable to the increase in sales volume from 1,000 tons for the year ended September 30, 2020 to 1,205 tons for the year ended September 30, 2021, which resulted in an increase of $2,258,549 in cost of revenue of Mu Er. The increase in sales volume of Mu Er was caused by the increase in market demand for Mu Er as a result of the recovery of market since the containment of major COVID-19 outbreak in PRC in April 2020 as well as an increase in one new customer which contributed $3.1 million in cost of revenue of Mu Er. Also, the increase in average unit cost of Mu Er from $10,106 per ton for the year ended September 30, 2020 to $11,948 per ton for the year ended September 30, 2021, which resulted in an increase of $2,030,728 in cost of revenue of Mu Er. The increase in average unit cost of Mu Er is in line the increase in the price of raw materials due to lower harvest in 2021 and, since July 2021, we purchased packaged Mu Er instead of raw materials from our suppliers, the cost of purchasing packaged Mu Er tends to be higher than raw materials.

Cost of revenue of other edible fungi and agricultural products increased by $1,224,877, or 134.7%, to $2,134,204 for the year ended September 30, 2021 from $909,327 for the year ended September 30, 2020. The increase was mainly attributed to the increase in sales volume from 43 tons for the year ended September 30, 2020 to 5,587 tons for the financial year ended September 30, 2021. We sold 5,572 tons of corn to two new customers and the cost of revenue was $1.8 million for the financial year ended September 30, 2021.

Gross profit

The following table sets forth the breakdown of the Company’s gross profit from continuing operations for the years ended September 30, 2021 and 2020, respectively:

	Years Ended September 30,				Variance
	2021	%	2020	%	Amount	%
Shiitake	$2,854,379	55.9%	$2,412,869	51.9%	$441,510	18.3%
Mu Er	2,118,240	41.5%	1,965,159	42.2%	153,081	7.8%
Other edible fungi and other agricultural products	136,662	2.7%	273,394	5.9%	(136,732)	(50.0)%
Total	$5,109,281	100.0%	$4,651,422	100.0%	$457,859	9.8%

Overall gross profit from continuing operations increased by $457,859, or 9.8%, to $5,109,281 for the year ended September 30, 2021 from $4,651,422 for the same period of the last year. Gross profit from sales of Shiitake increased by $441,510, or 18.3%, to $2,854,379 for the year ended September 30, 2021 from $2,412,869 for the year ended September 30, 2020. Gross profit from sales of Mu Er increased by $153,081, or 7.8%, to $2,118,240 for the year ended September 30, 2021 from $1,965,159 for the year ended September 30, 2020. Gross profit from sales of other edible fungi and agricultural products decreased by $136,732, or 50.0%, to $136,732 for the year ended September 30, 2021 from $273,394 for the year ended September 30, 2020. The increased overall gross profit was caused by increased sales for the year ended September 30, 2021, as compared to the prior period.

Overall gross margin from continuing operations decreased by 3.4 percentage point to 13.0% for the year ended September 30, 2021 from 16.4% for the year ended September 30, 2020. Overall average unit margin decreased from $2,061 for the year ended September 30, 2020 to $615 for the year ended September 30, 2021. The decrease in overall gross margin was mainly attributable to gross margin of corn was 3.2% and gross margin of Shiitake and Mu Er was 0.7% for a new customer which caused the decrease in overall gross margin.

Allowance for doubtful accounts

Allowance for doubtful debts decreased by $1,693,293, or 207.0%, to an allowance reversal of $875,094 for the year ended September 30, 2021 from an allowance of ($818,199) for the year ended September 30, 2020, primarily due to the improvement of collections from accounts receivables and utilization of advances to suppliers, hence the Company reversed its allowance for doubtful accounts.

Selling and distribution Expenses

Selling and distribution expenses from continuing operations increased by $34,148, or 13.2%, to $292,709 for the year ended September 30, 2021 from $258,561 for the year ended September 30, 2020. The increase of selling and distribution expenses was caused by an increase of $33,785 in shipping expenses due to the increase in sales volume for the year ended September 30, 2021, as compared to the year ended September 30, 2020.

General and administrative expenses

General and administrative expenses from continuing operations increased by $1,531,211, or 117.1%, to $2,838,790 for the year ended September 30, 2021 from $1,307,579 for the year ended September 30, 2020. The increase was primarily attributable to (i) share-based compensation expenses of $1,260,674; (ii) an increase of audit fee of $103,062; and (iii) an increase in office expenses of $92,199.

Interest expense

Interest expense from continuing operations was $73,866 for the year ended September 30, 2021, as compared to $168,657 for the year ended September 30, 2020. The decrease in interest expense was primarily attributable to lower average loan balances during the year ended September 30, 2021 as compared to same period last year. The outstanding short-term loan balance as of September 30, 2021 was obtained in August 2021 and, therefore, has lesser impact on interest expense for the year ended September 30, 2021.

Amortization on debt issuance costs

Amortization on debt issuance costs was $nil for the year ended September 30, 2021, as compared to $1,093,440 for the year ended September 30, 2020. The decrease in amortization on debt issuance costs was primarily attributable to the senior convertible notes due on April 1, 2020 and no further debt was issued since that date.

Other (expense) income, net

Other net expense from continuing operations was $379,225 for the year ended September 30, 2021, as compared to other net income of $88,886 for the year ended September 30, 2020. The net expenses were mainly attributable to exchange losses arising from translation and currency conversion from the United States dollar to Renminbi.

Provision for income taxes

For the years ended September 30, 2021 and 2020, our income tax expense from continuing operations was $25,571 and $16,753, respectively. In fiscal 2021 and fiscal 2020, the low income tax expense was primarily due to an income tax incentive the Company received from the tax authority of Lishui City. Our subsidiaries, FLS Mushroom and Farmmi Food has received an income tax exemption since January 2019 from the local tax authority of Lishui City, for engaging in the agricultural industry. Management expects that the Company will continue to enjoy the tax break going forward.

A total net income of $4.02 million and $3.84 million was exempt from income tax for the years ended September 30, 2021 and 2020, respectively. The aggregate amount of our tax savings was approximately $1.00 million and $0.96 million for the years ended September 30, 2021 and 2020, respectively. From October 1, 2021 to December 31, 2021, we expect to enjoy the tax exemption for 95% of our taxable income. The summary is below:

	Exempted Net Income	Tax holiday
October 1, 2019 - September 30, 2020	RMB 26.80 million (approximately $3.8 million)	RMB 6.7 million (approximately $0.96 million)

October 1, 2020 - September 30, 2021	RMB 26.08 million (approximately $4.02 million)	RMB 6.5 million (approximately $1.00 million)

October 1, 2021 - December 31, 2021	95% of Taxable Income

Net income from continuing operations

As a result of the factors described above, our net income was $2,407,790 for the year ended September 30, 2021, an increase of $1,330,488 from net income of $1,077,302 for the same period of fiscal year 2020.

Discontinued operations

On September 27, 2021, an agreement was signed to divest 100% interest in Forest Food to a third party for total cash consideration of RMB18.2 million (approximately $2.82 million) on September 30, 2021. As of September 30, 2021, the net assets of Forest Food were RMB17.7 million (approximately $2.75 million), the gain of disposal of discontinued operations was RMB0.48 million (approximately $74,000). The divestment was completed on October 1, 2021. 2020 operating results has been retrospectively adjusted to the effect of the discontinued operations.

Net loss from discontinued operations decreased by $212,495, 80.5%, to a net loss of $51,352 for the year ended September 30, 2021 from a net loss of $263,847 for the year ended September 30, 2020. The decrease was mainly attributed to the insurance of $134,119 incurred in fiscal 2020 which was not renewed in fiscal 2021, reduction of allowance for doubtful debts by $48,781 in fiscal 2021 and reduction of staff costs by $19,196 as a result of headcount reduction in 2021 for operations efficiency.

Results of Operations for the Years Ended September 30, 2020 and 2019

Overview

The following table summarizes our results of operations for the years ended September 30, 2020 and 2019:

	Year Ended September 30,		Variance
	2020	2019	Amount	%
Revenue from continuing operations	28,363,963	28,643,293	(279,330)	(1.0)%
Cost of revenues from continuing operations	(23,712,541)	(23,564,091)	148,450	0.6%
Gross profit from continuing operations	4,651,422	5,079,202	(427,780)	(8.4)%
Allowance for doubtful accounts	(818,199)	—	818,199	100.0%
Selling and distribution expenses	(258,561)	(478,433)	(219,872)	(46.0)%
General and administrative expenses	(1,307,579)	(1,580,422)	(272,843)	(17.3)%
Income from operations	2,267,083	3,020,347	(753,264)	(24.9)%
Interest income	183	453	(270)	(59.6)%
Interest expense	(168,657)	—	168,657	100.0%
Amortization of debt issuance costs	(1,093,440)	(3,201,257)	(2,107,817)	(65.8)%
Other income (expense), net	88,886	(8,009)	96,895	1,209.8%
Income (loss) before income taxes	1,094,055	(188,466)	1,282,521	680.5%
Provision for income taxes	(16,753)	(29,813)	(13,060)	(43.8)%
Net income (loss) from continuing operations	1,077,302	(218,279)	1,295,581	593.5%
Discontinued operations
Net loss from discontinued operations, net of tax	(263,847)	(92,725)	171,122	184.5%
Net income (loss)	813,455	(311,004)	1,124,459	361.6%

Revenue

We generate our revenue from sales of our three major product categories: Shiitake, Mu Er, and other edible fungi and other agricultural products.

The following table sets forth the breakdown of our revenues from continuing operations for the years ended September 30, 2020 and 2019, respectively:

	Years Ended September 30,				Variance
	2020	%	2019	%	Amount	%
Shiitake	$15,098,877	53.2%	$15,959,742	55.7%	$(860,865)	(5.4)%
Mu Er	12,082,365	42.6%	11,398,566	39.8%	683,799	6.0%
Other edible fungi and other agricultural products	1,182,721	4.2%	1,284,985	4.5%	(102,264)	(8.0)%
Total	$28,363,963	100.00%	$28,643,293	100.0%	$(279,330)	(1.0)%

Total revenues from continuing operations for the year ended September 30, 2020 decreased by $279,330, or 1.0%, to $28,363,963 from $28,643,293 for the year ended September 30, 2019.

Revenue from sales of Shiitake decreased by $860,865, or 5.4%, to $15,098,877 for the year ended September 30, 2020 from $15,959,742 for the year ended September 30, 2019, mainly due to the decrease of both sales volume and average unit sales price of our Shiitake products. Sales volume decreased from 1,277 tons for the year ended September 30, 2019 to 1,227 tons for the year ended September 30, 2020, which resulted in a decrease of $621,534 in revenue from sales of Shiitake. The decrease in sales volume of Shiitake was caused by the reduced customer orders related to stay-at-home order and travel restriction imposed by the Chinese government due to the COVID-19 outbreak, as all shipment was stopped during the most of January and February 2020. Also, the average unit sales price of Shiitake decreased slightly from $12,498 per ton for the year ended September 30, 2019 to $12,307 per ton for the year ended September 30, 2020, which resulted in a decrease of $239,331 in revenue from sales of Shiitake. During fiscal year 2020 we lowered the selling prices of some products to stimulate sales, and our international sales which enjoy a higher price and margin also decreased due to the constant COVID-19 outbreak.

Revenue from sales of Mu Er increased by $683,799, or 6.0%, to $12,082,365 for the year ended September 30, 2020 from $11,398,566 for the year ended September 30, 2019. Sales volume of Mu Er increased to 1,000 tons for the year ended September 30, 2020 from 926 tons for the year ended September 30, 2019, which resulted in an increase of $906,289 in revenue from sales of Mu Er. The increase in sales volume of Mu Er was caused by the increase in market demand for Mu Er as a result of the lower selling prices. The volume increase was partially offset by a lower average unit sales price from $12,310 per ton for the year ended September 30, 2019 to $12,079 per ton for the year ended September 30, 2020, which resulted in a decrease of $222,490 in revenue from sales of Mu Er. Average unit sales price of Mu Er decreased by 1.9%, which changed in line with the price of raw materials. As a result of the increased competition amongst local suppliers, we were able to purchase raw materials from suppliers at lower prices for the year ended September 30, 2020.

Revenue from sales of other edible fungi and other agricultural products decreased by $102,264, or 8.0%, to $1,182,721 for the year ended September 30, 2020 from $1,284,985 for the year ended September 30, 2019. The decrease was mainly attributed to the decrease in average selling price from $31,445 per ton for the year ended September 30, 2019 to $27,554 per ton for the year ended September 30, 2020, which resulted in a decrease of $163,005 in revenue. The decrease in average selling price was in line with the decrease in price of raw materials as a result of the increased competition amongst suppliers. The decrease was partially offset by the increase in sales volume, from 41 tons for the year ended September 30, 2019 to 43 tons for the year ended September 30, 2020, which resulted in an increase of $60,741 in revenue from sales of other edible fungi and other agricultural products. The increase in sales volume of other edible fungi and other agricultural products was caused by the increase in market demand as a result of the lower selling prices.

Cost of revenue

The following table sets forth the breakdown of the Company’s cost of revenue from continuing operations for the years ended September 30, 2020 and 2019, respectively:

	Years Ended September 30,				Variance
	2020	%	2019	%	Amount	%
Shiitake	$12,686,008	53.5%	$13,121,347	55.6%	$(435,339)	(3.3)%
Mu Er	10,117,206	42.7%	9,464,256	40.2%	652,950	6.9%
Other edible fungi and other agricultural products	909,328	3.8%	978,488	4.2%	(69,160)	(7.1)%
Total	$23,712,542	100.0%	$23,564,091	100.0%	$148,451	0.6%

Cost of revenues from continuing operations increased by $148,451, or 0.6%, to $23,712,542 for the year ended September 30, 2020 from $23,564,091 for the year ended September 30, 2019.

Cost of revenues of Shiitake decreased by $435,339, or 3.3%, to $12,686,008 for the year ended September 30, 2020 from $13,121,347 for the year ended September 30, 2019. The decrease was primarily attributable to the decrease in sales volume from 1,277 tons for the year ended September 30, 2019 to 1,227 tons for the year ended September 30, 2020, which resulted in a decrease of $507,950 in cost of revenue of Shiitake. The decrease was partially offset by an increase in average unit cost of Shiitake from $10,275 per ton for the year ended September 30, 2019 to $10,327 per ton for the year ended September 30, 2020, which resulted in an increase of $72,611 in cost of revenue of Shiitake. The decrease in sales volume was caused by the stay-at-home order and travel restriction imposed by the Chinese government resulted from the COVID-19 outbreak. The increase in average unit cost of Shiitake was mainly due to higher prices of raw materials for the year ended September 30, 2020 as compared to same period last year.

Cost of revenue of Mu Er increased by $652,950, or 6.9%, to $10,117,206 for the year ended September 30, 2020 from $9,464,256 for the year ended September 30, 2019. The increase was primarily attributable to the increase in sales volume from 926 tons for the year ended September 30, 2019 to 1,000 tons for the year ended September 30, 2020, which resulted in an increase of $759,620 in cost of revenue of Mu Er. The increase was partially offset by a decrease in average unit cost of Mu Er from $10,221 per ton for the year ended September 30, 2019 to $10,106 per ton for the year ended September 30, 2020, which resulted in a decrease of $106,670 in cost of revenue of Mu Er. The decrease in average unit cost of Mu Er was mainly due to lower prices of raw materials for the year ended September 30, 2020 as compared to same period last year.

Cost of revenue of other edible fungi and agricultural products decreased by $69,160, or 7.1%, to $909,328 for the year ended September 30, 2020 from $978,488 for the year ended September 30, 2019. The decrease was primarily attributable to the decrease in average unit cost of other edible fungi and agricultural products from $23,945 per ton for the year ended September 30, 2019 to $21,152 per ton for the year ended September 30, 2020, which resulted in a decrease of $116,303 in cost of revenue of other edible fungi and agricultural products. The decrease in average unit cost of other edible fungi and agricultural products was mainly due to raw materials purchased from suppliers at lower prices for the year ended September 30, 2020. The decrease was partially offset by an increase in sales volume from 41 tons for the year ended September 30, 2019 to 43 tons for the year ended September 30, 2020, which resulted in an increase of $47,142 in cost of revenue of other edible fungi and agricultural products. The increase in sales volume of other edible fungi and other agricultural products was caused by the increase in market demand.

Gross profit

The following table sets forth the breakdown of the Company’s gross profit from continuing operations for the years ended September 30, 2020 and 2019, respectively:

	Years Ended September 30,				Variance
	2020	%	2019	%	Amount	%
Shiitake	$2,412,869	51.9%	$2,838,395	55.9%	$(425,526)	(15.0)%
Mu Er	1,965,158	42.2%	1,934,310	38.1%	30,848	1.6%
Other edible fungi and other agricultural products	273,393	5.9%	306,497	6.0%	(33,104)	(10.8)%
Total	$4,651,421	100.0%	$5,079,202	100.0%	$(427,781)	(8.4)%

Overall gross profit from continuing operations decreased by $427,781, or 8.4%, to $4,651,421 for the year ended September 30, 2020 from $5,079,202 for the same period of the last year. Gross profit from sales of Shiitake decreased by $425,526, or 15.0%, to $2,412,869 for the year ended September 30, 2020 from $2,838,395 for the year ended September 30, 2019. Gross profit from sales of Mu Er increased by $30,848, or 1.6%, to $1,965,158 for the year ended September 30, 2020 from $1,934,310 for the year ended September 30, 2019. Gross profit from sales of other edible fungi and agricultural products decreased by $33,104, or 10.8%, to $273,393 for the year ended September 30, 2020 from $306,497 for the year ended September 30, 2019. The decreased overall gross profit was caused by decreased sales for the year ended September 30, 2020, as compared to the prior period.

Overall gross margin from continuing operations decreased by 1.3 percentage points to 16.4% for the year ended September 30, 2020 from 17.7% for the year ended September 30, 2019. Overall average unit margin decreased from $2,264 for the year ended September 30, 2019 to $2,061 for the year ended September 30, 2020. The decrease in overall gross margin was due to our adjusted business strategy of reducing prices to stimulate customer orders to maintain the sales level, and decreased international sales with higher margin made in fiscal 2020 due to the COVID-19 outbreak.

Allowance for doubtful accounts

Allowance for doubtful accounts increased by $818,199, or 100%, to $818,199 for the year ended September 30, 2020 from nil for the year ended September 30, 2019, primarily due to the impact of COVID-19, which slowed the pace of collections from accounts receivables and utilization of advances to suppliers, hence the Company adopted a prudence stand to provide full allowance for doubtful debts for accounts receivable and advances to suppliers ageing greater than 6 months and provide a 5% allowance for doubtful debts for ageing less than 6 months.

Selling and distribution expenses

Selling and distribution expenses from continuing operations decreased by $219,872, or 46.0%, to $258,561 for the year ended September 30, 2020 from $478,433 for the year ended September 30, 2019, primarily due to a decrease of $80,700 in service fees as a result of less usage of third-party payment services for the year ended September 30, 2020. As a combined result of closing one online platform and the COVID-19 outbreak, our online sales decreased significantly in fiscal 2020. The decrease of selling and distribution expenses was also caused by (i) a decrease of $43,690 in advertising and marketing expenses as we reduced our expenses on the marketing and promotion for our online platforms in the year ended September 30, 2020, (ii) a decrease of $40,579 in shipping expenses caused by the decrease in sales volume for the year ended September 30, 2020, as compared to the year ended September 30, 2019, and (iii) a decrease of $28,802 of exhibition expenses, mainly due to lesser participation in offline exhibitions for the year ended September 30, 2020, because of travel restrictions caused by the COVID-19 outbreak.

General and administrative expenses

General and administrative expenses from continuing operations decreased by $272,843, or 17.26%, to $1,307,579 for the year ended September 30, 2020 from $1,580,422 for the year ended September 30, 2019. The decrease was primarily attributable to the reduction of headcount which reduced salaries and related expenses, and reduced business trips due to travel restrictions imposed during the COVID-19 outbreak of approximately $80,000, and decreased expenses related to the Notes by approximately $76,000.

Interest expense

Interest expense from continuing operations was $168,657 for the year ended September 30, 2020, as compared to nil for the year ended September 30, 2019. The increase in interest expense was primarily attributable to the interest expense incurred for a bank loan in fiscal 2020.

Amortization of debt issuance costs

Amortization of debt issuance costs was $1,093,440 for the year ended September 30, 2020, as compared to $3,201,257 for the year ended September 30, 2019. The decrease was primarily attributable to decreased amortization of debt issuance costs for the Notes, as the Notes were fully paid off in June 2020.

Other income (expense), Net

Other income was $88,886 for the year ended September 30, 2020, as compared to other expenses of $8,009 for the year ended September 30, 2019. During fiscal 2020, we received a grant awarded by the local government of Lishui City for expanding our international business. No such grant was received in fiscal 2019.

Provision for income taxes

For the years ended September 30, 2020 and 2019, our income tax expense from continuing operations was $16,753 and $29,813, respectively. In fiscal 2020 and fiscal 2019, the low income tax expense was primarily due to an income tax incentive the Company received from the tax authority of Lishui City. Our subsidiaries, FLS Mushroom and Farmmi Food has received an income tax exemption since January 2019 from the local tax authority of Lishui City, for engaging in the agricultural industry, instead of tax holiday on their income. Management expects that the Company will continue to enjoy the tax exemption going forward. In fiscal 2019, we were in a net loss position, the income tax expense was primarily attributable to certain PRC entities that have taxable income from operations, and the loss position was primarily incurred by the parent company, as a result of interest expenses and amortization of debt issuance costs of the Notes.

A total net income of $3.8 million and $3.6 million was exempt from income tax for the years ended September 30, 2020 and 2019, respectively. The aggregate amount of our tax savings was approximately $1.0 million and $0.9 million for the years ended September 30, 2020 and 2019, respectively. The summary is below:

	Exempted Net Income	Tax Holiday/Exempted Tax
October 1, 2017 - September 30, 2018	RMB 25.38 million (approximately $3.9 million)	RMB 6.3 million (approximately $0.97 million)

October 1, 2018 - September 30, 2019	RMB 24.72 million (approximately $3.6 million)	RMB 6.2 million (approximately $0.90 million)

October 1, 2019 - September 30, 2020	RMB 26.80 million (approximately $3.8 million)	RMB 6.7 million (approximately $0.96 million)

Net income (loss) from continuing operations

As a result of the factors described above, our net income was $1,077,302 for the year ended September 30, 2020, an increase of $1,295,581 from net loss of $218,279 for the year ended September 30, 2019.

Loss from discontinued operations

On September 27, 2021, an agreement was signed to divest 100% interest in Forest Food to a third party for total cash consideration of RMB18.2 million (approximately $2.82 million) on September 30, 2021. As of September 30, 2021, the net assets of Forest Food were RMB17.7 million (approximately $2.75 million), the gain of disposal of discontinued operations was RMB0.48 million (approximately $74,000). The divestment was completed on October 1, 2021. 2020 and 2019 operating results has been retrospectively adjusted to the effect of the discontinued operations.

Net loss from discontinued operations increased by $171,122, or 184.5%, to a net loss of $263,847 for the year ended September 30, 2020 from a net loss of $92,725 for the year ended September 30, 2019. The increase was mainly attributable to the insurance of $134,119 incurred in fiscal 2020 while no such insurance costs incurred in fiscal 2019 and an allowance for doubtful debts of $72,727 was made in fiscal 2020 due to the impact of COVID-19, which slowed the pace of collections from accounts receivables.

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

As of September 30, 2021, we had cash of $59,251,904 compared to $481,906 as of September 30, 2020, and restricted cash of nil compared to $1,617,000 as of September 30, 2020. As of September 30, 2020, restricted cash of $1,617,000 is secured against bank acceptance bills issued by the Company facilitated by Hangzhou United Bank and was used as the repayment of bank acceptance bills upon maturity on June 15, 2021. As of September 30, 2021, advances to suppliers amounted to $66.7 million, approximately $35.4 million, or 53.1% has been utilized as of January 25, 2022 and the remaining balance is expected to be utilized by September 2022. We made these advances based on the sales orders we received and expect to receive in the future months, and the remaining balance of advances to suppliers is expected to be fully utilized by September 2022. As of September 30, 2021, we had accounts receivable of $24,139,590, among which $14.8 million or 60.6% was collected as of January 25, 2022, and we expect to collect the remaining balance by March 2022. Our current liabilities amounted to $4,146,426 at September 30, 2021, in comparison to $8,367,387 at September 30, 2020. This decrease of current liabilities was mainly attributable to the full repayment of bank acceptance notes in June 2021.

Indebtedness. As of September 30, 2021, we have short-term bank loan of $2,172,766 and non-current bank loan of $142,264. Beside these loans, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

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

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans. As of September 30, 2021, we had total assets of $165.5 million, which includes advances to suppliers of $66.7 million, accounts receivable of $24.5 million and cash of $59.3 million, working capital of $161.8 million, and total equity of $160.9 million from continuing operations. Subsequent to September 30, 2021, we collected $19.7 million or 80.5% of the accounts receivable as of January 25, 2022 and we expect to collect the remaining balance of account receivables by March 2022. Also, the increase of our advances to suppliers were mainly in anticipation of higher revenue to be generated in fiscal 2022, these advances to suppliers were to secure sufficient supply from our suppliers so as to meet our anticipated sales. Additionally, we obtained cash receipt of RMB18.2 million (approximately $2.82 million) from the disposal of a subsidiary.

Working Capital. Total working capital as of September 30, 2021 amounted to $152.5 million from continuing operations, compared to $29.8 million as of September 30, 2020.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business such as the acquisition of 100% interest in an entity, Jiangxi Xiangbo Agriculture and Forestry Development Co., Ltd., from a third party for a total consideration of RMB70 million (approximately $10.9 million). We prepaid RMB60 million (approximately $9.3 million) to the seller and paid the remaining RMB10 million (approximately $1.6 million) upon completion of the transaction on October 27, 2021. Also, on November 5, 2021, Zhejiang Yitang Medical Service Co., Ltd., one of our subsidiaries signed an Equity Transfer Framework Agreement to acquire 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd., from four third parties for a total consideration of RMB509.6 million (approximately $79.8 million). The acquisition transaction was completed on November 5, 2021. We have established effective collection procedures of our accounts receivable (we collected $19.7 million or 80.5% of the accounts receivable as of January 25, 2022 and we expect to collect the remaining balance of account receivables by March 2022), and have been able to realize or receive the refund of the advances to suppliers in the past. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash flows

The following table sets forth summary of our cash flows from continuing operations for the years ended September 30, 2021, 2020 and 2019.

	For the years ended September 30,
	2021	2020	2019
Net cash used in operating activities from continuing operations	$(53,231,108)	$(1,827,618)	$(11,396,807)
Net cash used in investing activities from continuing operations	(12,127,728)	(82,195)	(56,421)
Net cash provided by financing activities from continuing operations	122,665,288	3,200,229	6,695,882
Net increase (decrease) in cash and restricted cash from continuing operations	57,306,950	1,290,416	(4,757,346)
Effect of exchange rate changes on cash and restricted cash	(153,454)	71,112	41,497
Cash and restricted cash from continuing operations, beginning of year	2,098,906	737,378	5,453,227
Cash and restricted cash from continuing operations, end of year	$59,251,904	$2,098,906	$737,378

Operating activities

Net cash used in operating activities from continuing operations was $53.2 million for the year ended September 30, 2021, which mainly consisted of (i) an increase of $41.0 million in advances to suppliers for purchasing mushrooms in anticipation of the sales orders (the increase of our advances to suppliers were mainly in anticipation of higher revenue to be generated in fiscal 2022, these advances to suppliers were to secure sufficient supply from our suppliers so as to meet our anticipated sales), and (ii) an increase of $13.2 million in accounts receivable due to increase in sales.

Net cash used in operating activities from continuing operations was $1.8 million for the year ended September 30, 2020, which mainly consisted of an increase of $9.1 million in advances to suppliers for purchasing mushrooms in anticipation of the sales order, as mainly offset by (i) a decrease of $3.9 million in account receivable due to payments received from customers and (ii) net income of $1.1 million.

Net cash used in operating activities from continuing operations was $11.4 million for the year ended September 30, 2019, which mainly consisted of an increase of $8.7 million in advances to suppliers for purchasing mushrooms in anticipation of sales order and an increase of $6.1 million in account receivable due to increase in sales.

Investing activities

Net cash used in investing activities from continuing operations was $12.1 million for the year ended September 30, 2021, which mainly consisted of (i) prepayment of $9.2 million for the acquisition of a subsidiary and this acquisition was completed on October 27, 2021, (ii) placement of $2.8 million fixed term deposit with a bank for one year.

Net cash used in investing activities from continuing operations was $82,195 for the year ended September 30, 2020, which consisted of the purchase of $82,195 intangible assets.

Net cash used in investing activities from continuing operations was $56,421 for the year ended September 30, 2019, which consisted of the purchase of $43,124 intangible assets and the purchase of $13,297 property, plant and equipment.

Financing activities

Net cash provided by financing activities from continuing operations amounted to $122.7 million for the year ended September 30, 2021, which mainly consisted of net proceeds of $126.0 million from stock issuance, as mainly offset by full repayment bank acceptance notes of $3.4 million in June 2021.

Net cash provided by financing activities from continuing operations amounted to $3.2 million for the year ended September 30, 2020, which mainly consisted of $3.1 million from issuance of bank acceptance notes.

Net cash provided by financing activities from continuing operations amounted to $6.7 million for the year ended September 30, 2019, which mainly consisted of net proceeds of $6.7 million from issuance of senior convertible notes.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table presents the company’s material contractual obligations as of September 30, 2021:

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating lease commitment (1)	$1,106,806	$236,272	$247,690	$183,222	$439,622
Repayment of bank loans (2)	2,315,030	2,172,766	142,264	—	—
Total	$3,421,836	$2,409,038	$389,954	$183,222	$439,622
(1)As of September 30, 2021, the Company had operating lease commitment of $1.1 million (see Note 15 of the notes to consolidated financial statements for details).
(2)As of September 30, 2020, the Company had outstanding loans of $2.3 million (see Note 8 of the notes to consolidated financial statements for details).

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this report:

Name	Age	Position(s)

Yefang Zhang	55	Chief Executive Officer and Chairwoman of Board of Directors

Zhengyu Wang	53	Director

Wenhua Liu	54	Chief Financial Officer

Dehong Zhang	52	Chief Operating Officer

Qingyi Fu	37	Director (Independent)

Hongdao Qian	59	Director (Independent)

Hui Ruan	54	Director (Independent)

The business address of all such senior management and directors is Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000.

Yefang Zhang. Ms. Zhang has been our Chairwoman and CEO since July 2015. Ms. Zhang has been the sole shareholder and the director of FarmNet Limited since its incorporation in July 2015. Ms. Zhang has been the general manager of Farmmi International since August 2015. Ms. Zhang was the sole director of EN Energy Group Inc. (‘CNEY”) from November 23, 2018 to August 26, 2019, she held 100% shares of CNEY though Global Clean Energy Limited in which she is the sole director either, Ms. Zhang was the executive director of FLS Mushroom from March 2011 to September 2016. Since 2013, Ms. Zhang has been a director of Tantech Holdings Ltd. (“Tantech”), a NASDAQ Capital Market listed company, Tanbsok Group Ltd. and USCNHK Group Limited. Ms. Zhang was also a director of Zhengjiang Tantech Bamboo Technology Co., Ltd. from January 2011 to May 2016. Ms. Zhang has been a director of Daxing’anling Hualin Investment Management Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. which has been dissolved. From 1991 to 1994, she was a teacher at Wenzhou Wencheng Huangtan Middle School. She earned her degree of junior college in Geography from Wenzhou Normal College in July 1991. Ms. Zhang has extensive knowledge and experience in company management and food industry. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business. Ms. Zhang is the wife of our director, Mr. Zhengyu Wang.

Zhengyu Wang. Mr. Wang has been our director since February 2017. Mr. Wang is a seasoned veteran in business, Mr. Wang has been the executive director of almost all of FAMI’s Chinese subsidiaries (Farmmi Enterprise, Farmmi Technology, Farmmi Agricultural, Nongyuan Network, and Farmmi Food) since their incorporation, except FLS Mushroom where he has served as the executive director since September 2016. He was also the manager or the general manager of Farmmi Enterprise, Farmmi Technology Farmmi Agricultural, Nongyuan Network since their incorporation until July 2017. Mr. Wang also manages the business operations of Forasen Group which he owns with his wife and our director and CEO, Ms. Yefang Zhang. Mr. Wang has been the Chairman and CEO of Forasen Group since September 2006, and the executive director and the general manager of Forasen Holding Group Ltd. Co. since September 2013. Mr. Wang has also been the Chairman and CEO of Tantech since July 2014 and recently resigned from the CEO position. He has been the executive director and/or general manager of various subsidiary companies under Tantech and charcoal business related companies (Zhejiang Tantech Bamboo Technology Co., Ltd., Zhejiang Tantech Bamboo Charcoal Co., Ltd., Zhejiang Tantech Energy Technology Co., Ltd., Hangzhou Tanbo Technology Co., Ltd., Shanghai Jiamu Investment Management Co., Ltd., Hangzhou Jixi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd.). Mr. Wang was one of the director of CNEY from August 26, 2019 to June 22, 2020. Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, Hangzhou Nanlin Energy Technology Ltd. Co.’s general manager since March 2012 and executive director from March 2012 to September 2016, the executive director of Zhejiang Tesiyang New Energy Complete Equipment Ltd. Co. since March 2016, and the executive director and general manager of Hangzhou Forasen Technology Ltd. Co. since November 2012, of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree majored in Biochemistry and Microbiology from Hangzhou University (now called “Zhejiang University”) in Hangzhou, China in July 1990. Mr. Wang has been appointed as a director because he has significant experience in leading and advising our Company and understands our industry. Mr. Wang is the husband of our director, Ms. Zhang.

Wenhua Liu. Mr. Liu has been our Chief Financial Officer since August 2021. Prior to being appointed as the Registrant’s CFO, Mr. Liu worked for Forasen Holding Group Co., Ltd. as the general manager of its finance department from March 2015. From October 2010 to February 2015, Mr. Liu was the financial director of Halumm (China) Co., Ltd. From August 2009 to September 2010, Mr. Liu served as the audit director at Zhejiang Boda Plastics Technology Co., Ltd. From April 2004 to June 2009, Mr. Liu was the Financial Director of Zhejiang Taizhou Hongda Textile Co., Ltd. Mr. Liu received his Bachelor Degree of accounting from Hunan University of Finance and Economics in 1995.

Dehong Zhang. Mr. Zhang has been our Chief Operating Officer sine March 1, 2021. Mr. Zhang has been a manager of Zhejiang Forest Food Co., Ltd., one of the Registrant’s subsidiaries, since July 2017. From August 2015 to June 2017, Mr. Zhang was the assistant to the general manager of Forasen Group Co., Ltd. From July 2011 to July 2015, Mr. Zhang served as a senior macro-economic analyst at Zheshang Futures Research Center. From April 2008 to March 2011, Mr. Zhang was a financial derivatives analyst and investment consultant of Toyo Securities Co. Mr. Zhang acquired his doctoral degree in financial engineering from Japan Advanced Institute of Science and Technology in March 2006, his master in economics from Yamaguchi University in March 2003 and his bachelor’s degree in international economics from Yamaguchi University in March 2001. Mr. Zhang is a brother of Yefang Zhang, CEO and Chairwoman of the Registrant, and a brother-in-law of Zhengyu Wang, the Registrant’s director and Yefang Zhang’s husband.

Qinyi Fu. Mr. Fu has been our independent director since June 2021. Mr. Fu is a PRC Certified Public Accountant. He has been a partner at Da Hua Certified Public Accountants since June 2018. Prior to joining Da Hua Certified Public Accountants, he was a partner at Ruihua Certified Public Accountants from December 2015 to May 2018, a manager in Deloitte China Certified Public Accountants from January 2012 to December 2015, and an auditor in Ernst & Young China Certified Public Accountants from September 2010 to January 2012. Since October 2018, Mr. Fu has been an independent director at Blue Hat Interactive Entertainment Technology (NASDAQ: BHAT) and a member of its audit committee. Mr. Fu received his bachelor’s degree in international economics and trade in July 2007 and his master’s degree in international economics in July 2010, both from Xiamen University.

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

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. Our Chief Executive Officer and Chairwoman of our Board of Directors, Yefang Zhang, is married to one of our directors, Zhengyu Wang. Other than this relationship, Mr. Dehong Zhang is a brother of Yefang Zhang, CEO and Chairwoman of the Registrant, and a brother-in-law of Zhengyu Wang, the Registrant’s director and Yefang Zhang’s husband.

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

Summary Executive Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2021, 2020 and 2019.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)
Yefang Zhang	2021	161355	—	2877	164232
Chief Executive Officer	2020	156784	—	6899	163683

Wenhua Liu(3)	2021	5298	—	330	5628
Chief Financial Officer			—
			—
Dehong Zhang (4)	2021	43047	—	5762	48809
Chief Operating Officer			—

Jun Zhou (5)	2021	77,012	—	5,762	80,654
Former Chief Financial Officer	2020	69,377	—	3,384	72,760

Liang Han (6)	2021	—	—	—	—
Former Chief Operating Officer	2020	43,518		856	44,374
(1)	No officer received a bonus in the years ended September 30, 2021, 2020 and 2019.
(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.
(3)	Wenhua Liu began his position as Chief Financial Officer on August 11, 2021.
(4)	Dehong Zhang began his position as Chief Operating Officer on March 1, 2021.
(5)	Jun Zhou resigned on August 11, 2021.
(6)	Liang Han resigned on March 1, 2021.

Director Compensation

The following section presents information regarding the compensation paid during the fiscal years ended September 30, 2021, 2020 and 2019 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). Currently we have the following directors: Zhengyu Wang, husband of Yefang Zhang, and three (3) Non-Employee Directors: Qinyi Fu, Hongdao Qian and Hui Ruan.

Non-Employee Directors

Historically, we have not paid our directors for acting as such, as they have consisted of our Chief Executive Officer and her spouse. Since the fiscal year ended September 30, 2018, we decided to pay our independent directors an annual cash retainer to be determined from time to time by our Board of Directors. We may also provide stock, option or other equity-based incentives to our directors for their services provided in such capacity. We also reimburse our Non-Employee Directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment. The compensation for our employee directors is fully reflected in the above Summary Executive Compensation Table.

Summary Director Compensation Table

	Fiscal		All Other Compensation
Name	Year	Fees earned or paid in cash ($)	($)(1)	Total ($)
Yunhao Chen(2)	2021	—	—	—
	2020	6,411	—	6,411
	2019	10,000	—	10,000
Hongdao Qian(3)	2021	10,000	—	10,000
	2020	10,000	—	10,000
	2019	10,000	—	10,000
Kangbin Zheng(4)	2021	—	—	—
	2020	7,178	—	7,178
	2019	10,000	—	10,000
Ningfang Liang (5)	2021	3,616	—	3,616
	2020	—	—	—
	2019	—	—	—
Hui Ruan (6)	2021	10,000	—	10,000
	2020	2,849	—	2,849
	2019	—	—	—
Qinyi Fu(7)	2021	3,288	—	3,288
	2020	—	—
	2019	—	—
(1)	No Non-Employee Director received other compensation in the years ended September 30, 2021, 2020 and 2019.
(2)	Ms. Yunhao Chen’s term began on February 1, 2017. She is entitled to a board fee of $10,000 per year beginning from May 1, 2017. She resigned on May 21, 2020.
(3)	Mr. Hongdao Qian’s term began on July 7, 2017. He is entitled to a board fee of $10,000 per year beginning from July 7, 2017.
(4)	Mr. Kangbin Zheng’s term began on February 1, 2017. He is entitled to a board fee of $10,000 per year beginning from May 1, 2017. He resigned on June 18, 2020.
(5)	Mr. Ningfang Liang’s term began on May 22, 2020. He is entitled to a board fee of $10,000 per year beginning from May 22, 2020. He resigned on June 3, 2020.
(6)	Dr. Hui Ruan’s term began on June 19, 2020. He is entitled to a board fee of $10,000 per year beginning from June 19, 2020.
(7)	Qinyi Fu’s term began on June 3, 2021. He is entitled to a board fee of $ 10,000 per years beginning from June 3, 2021.

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

Yefang Zhang

We entered into an employment agreement with our Chief Executive Officer, Ms. Yefang Zhang, effective August 6, 2020. Under the terms of

Ms. Zhang’s employment, Ms. Zhang is entitled to the following:

●	Base compensation of RMB 87,300 per month.
●	Reimbursement of reasonable expenses incurred by Ms. Zhang.

Ms. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Wenhua Liu

We entered into a new employment agreement with our chief financial officer, Mr. Wenhua Liu, effective August 11, 2021. Under the terms of Mr. Liu’s employment, Mr. Liu is entitled to the following:

●	Base compensation of RMB 300,000 per year.
●	Reimbursement of reasonable expenses incurred by Mr. Liu.

Mr. Liu’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Dehong Zhang

We entered into an employment agreement with our chief operating officer, Mr. Dehong Zhang, effective March 1, 2021. Under the terms of Mr. Zhang’s employment, Mr. Zhang is entitled to the following:

●	Base compensation of RMB 300,000 per year.
●	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

C. Board Practices

Board of Directors and Board Committees

Our Board of Directors currently consists of five (5) directors. A majority of our Board of Directors (namely, Qinyi Fu, Hongdao Qian and Hui Ruan) are independent, as such term is defined by the Nasdaq Capital Market.

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

		Compensation
Director	Audit Committee	Committee	Nominating Committee
Qinyi Fu	(1)(2)(3)	(1)	(1)
Hongdao Qian	(1)	(1)	(1)(2)
Hui Ruan	(1)	(1)(2)	(1)
(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

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

D. Employees

As of September 30, 2021, we employed a total of 67 full-time and no part time employees in the following functions:

	Number of Employees
	September 30,	September 30,		September 30,
Department	2021	2020		2019
Senior Management	6	6		6
Human Resource & Administration	4	3		5
Finance	8	7		8
Procurement	3	3		4
Production	35	34	(1)	52
Sales & Marketing	3	5		5
Quality Control	2	3		3
E-commerce	5	7	(2)	17
Business Development	1	1		1
Total	67	69		101
(1)	Some production employees resigned due to COVID-19.
(2)	We began to reduce the size of our E-commerce business in the fiscal year ended September 30, 2020.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended September 30, 2021, 2020 and 2019, we contributed approximately $50,889 $36,874 and $48,054 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Over 76% of our employees at FLS Mushroom, Forest Food and Farmmi Food are female workers. We have bought life insurance for over 35 workers of Forest Food’s factory.

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

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our Ordinary Shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants. For the year ended September 30, 2021, 596,600 ordinary shares were issued to four employees and $805,410 was accounted as share-based compensation expense in general and administration expenses. As of September 30, 2021, the remaining ordinary shares available to be issued are 571,400.

At the annual shareholder meeting held in July 2021, we passed a 40 million shares incentive plan, but we have not yet filed a registration statement on Form S-8 for such plan.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of January 25, 2022 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;
●	Each of our directors and named executive officers; and
●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 559,393,077 Ordinary Shares as of January 25, 2022, including 557,780,383 shares issued and outstanding, and 1,612,694 warrants with weighted average exercise price of $0.22. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of January 25, 2022 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000. The shareholders of record listed in the table are not located in the United States.

	Ordinary Shares beneficially
	owned(1)(2)
	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(3)(4)	9500000	1.7%
Zhengyu Wang(3)(4)	9500000	1.7%
Hongdao Qian	—	0.0%
Hui Ruan	—	0.0%
All directors and executive officers as a group (seven (7) persons)	9500000	1.7%
Principal Shareholders:
FarmNet Limited(3)	9300000	1.667%
(1)Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.
(2)Assuming the exercise of all the Warrants, no change to the initial conversion rate or the initial exercise price.
(3)The sole shareholder of FarmNet Limited is Ms. Yefang Zhang, who is the Chief Executive Officer and Chairwoman of our company. Ms. Zhang’s spouse is Mr. Zhengyu Wang, a director of our company. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held by FarmNet Limited with Ms. Zhang.
(4)Consists of 9,300,000 ordinary shares held directly by FarmNet Limited and 200,000 ordinary shares held directly by children individually who are members of the household of Yefang Zhang and Zhengyu Wang.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions for the years ended September 30, 2021, 2020 and 2019, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

September 30, 2021
						Lease
					Purchases	Expenses
Name of Related		Due from	Due to	Sales to	from	Incurred
Party	Relationship	Related Party	Related Party(1)	Related Party	Related Party	(Deducted)
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$—	$—	$1,066	$—	$—
Forasen Holding Group Co., Ltd.	Forasen Holding Group Co., Ltd. and Farmmi, Inc. are both ultimately owned and controlled by Mr. Zhengyu Wang and Ms. Yefang Zhang.	—	—	325	—	—
Zhejiang Forasen Zhutan Co., Ltd.	Controlled by CEO Yefang Zhang	—	—	288	—	—
Hangzhou Forasen Technology Co, Ltd	Controlled by Chairman of the Company, Mr. Zhengyu Wang	—	—	158	—	—
Hangzhou Xinying Industrial Co., Ltd.	Controlled by Zhengyu Wang and CEO Yefang Zhang	—	—	49	—	—
Hangzhou Carbon Technology Co., Ltd.	Controlled by CEO Yefang Zhang	—	—	33	—	—
Shenzhen Daliniu New Energy Car Rental Co., Ltd		—	—	33	—	—
Zhejiang Tantech Bamboo Technology Co., Ltd.	Controlled by Zhengyu Wang and Yefang Zhang	—	3,032	—	—	$6,596
Hangzhou Forasen Technology Co., Ltd.	Controlled by Zhengyu Wang	—		—	—	$(39,005)
Farmnet	Shareholder of the Company and 100% owned by Company’s CEO, Yefang Zhang	—	54,600	—	—	—
Total		$—	$57,632	$1,952	$—	$32,409
(1)	The balance of due to related parties was interest-free and due upon demand.

September 30, 2020
						Lease
					Purchases	Expenses
Name of Related		Due from	Due to	Sales to	from	Incurred
Party	Relationship	Related Party	Related Party(1)	Related Party	Related Party	(Deducted)
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$—	$—	$6,660	$—	$31,965
Zhejiang Forasen Asset Management Co., Ltd.	Controlled by Zhengyu Wang and Yefang Zhang	—	—	365	—
Zhejiang Tantech Bamboo Technology Co., Ltd.	Controlled by Zhengyu Wang and Yefang Zhang	—	—	133	—	$—
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Zhengyu Wang	—		42	—	$(6,940)
Yefang Zhang	Our CEO	—	1,714,811	—	—	—
Total		$—	$1,714,811	$7,200	$—	$25,025
(1)	The balance of due to related parties was interest-free and due upon demand. As of today, all have been fully repaid.

	September 30, 2019
					Purchases
Name of		Due from	Due to	Sales to	from	Leases
Related		Related	Related	Related	Related	expenses
Party	Relationship	Party	Party(1)	Party	Party	Incurred
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$—	$—	$16,323	$—	$35,180
Yefang Zhang	Our CEO	—	2,652,882	—	—	—
Total		$—	$2,652,882	$16,323	$—	$35,180
(1)	The balance of due to related parties was interest-free and due upon demand. As of today, all of the balance of due to related parties has been repaid.

Operating lease from related parties

In October 2009, the Company entered into a lease agreement with Forasen Group for leasing the factory building. The lease term was 10 years with monthly rent of RMB22,400 (equivalent of $3,293). The lease agreement was renewed in October 2019 for another 10 years with the same monthly rent. This lease agreement was terminated on July 31, 2020.

In July 2020, the Company entered into a lease agreement with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building. The lease term is 10 years with annual rent of RMB459,360 (equivalent of $67,526). This lease agreement was terminated on July 13, 2021.

In July 2021, the Company entered into a lease agreement with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building. The lease term is 10 years with annual rent of RMB459,360 (equivalent of $71,292).

In August 2020, the Company entered into a one-year lease agreement with Forasen Group for leasing a processing facility, with monthly rent of RMB 9,200 (equivalent of $1,313). This lease agreement was not renewed upon maturity.

Sublease to a related party

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB283,258 (equivalent of $41,639).

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 8 of the financial statements). The Company’s related parties also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 8 of the financial statements) and bank acceptance notes (see Note 10 of the financial statements).

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our foreign-owned Chinese subsidiaries (Farmmi Enterprise, Farmmi Technology, Farmmi Agricultural, FLS Mushroom and Farmmi Food). Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Farmmi Enterprise and Farmmi Technology are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its Board of Directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Item 9. The Offer and Listing

A. Offer and listing details

Our Ordinary Shares have been listed on NASDAQ since February 16, 2018.

As of January 24, 2022, there were approximately 6 holders of record of our Ordinary Shares. The last reported trading price for our Ordinary Shares on January 24, 2022 was US$ 0.19 per share.

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

C. Material contracts

On November 1, 2018, we completed a $7.5 million Private Placement with one institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), we issued and sold an aggregate of $7.5 million of senior convertible notes (“Notes”) and warrants (the “Investor Warrants”) to purchase an aggregate of 800,000 of our Ordinary Shares, $0.001 par value per share (“Ordinary Shares”). Additionally, we issued the Placement Agent Warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Placement Agent Warrants have a term of four years and are subject to adjustment under certain events. The Notes are initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Notes. The Notes bear interest at 10% per year. The warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. According to the terms of the warrants, one year from the date of issuance of the warrants, the exercise price will be lowered to the then-current market price of an Ordinary Share, if such Market Price is less than the initial exercise price of $6.53 per Ordinary Share.

On March 10, 2020, we adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $2 per Ordinary Share according to the terms of these warrants. On July 10, 2020, according to the terms of the Placement Agent Warrants, the Company adjusted the number of shares underlying the Placement Agent Warrants from 119,808 to 812,694, ten percent (10%) of the number of Ordinary Shares issued by us in repayment of principal under the Notes.

In connection with the investment, we and the Buyer have entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, we agreed to file and maintain with the SEC a registration statement for resale of the ordinary shares acquired by the Buyers upon conversion or payment of the Notes and exercise of the Investor Warrants.

The proceeds from this investment are used for working capital and general corporate purposes, including, but not limited to, possible strategic acquisitions. The offer and sale of these securities in the United States was completed pursuant to the exemption from registration provided by Regulation D under the Securities Act of 1933, as amended.

We repaid $2.6 million in cash for the Notes and $6.1 million (including principal and interest) was converted into 8,585,702 shares as of June 22, 2020.

On March 29, 2021, May 4, 2021 and September 20, 2021, we adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $1.15, $0.30 and $0.22 per Ordinary Share according to the terms of these warrants, respectively.

On March 22, 2021, we entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 6,469,467 ordinary shares (the “Shares”) of the Company, par value $0.001 per share for a public offering price of $1.15 per share. We received approximately $6.6 million in net proceeds from the Offering after deducting the underwriting discount and estimated offering expenses payable by us. We also granted the Underwriter an option for a period of 25 days to purchase an additional 970,419 ordinary shares at a price of $1.15 per ordinary share solely to cover over-allotments, on April 9, 2021 the over-allotment was exercised and the net proceeds the Company received approximately $1.0 million.

On April 28, 2021, we entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 140,000,000 ordinary shares of the Company, par value $0.001 per share, at a public offering price of $0.30 per share. Under the terms of the Underwriting Agreement, we granted the Underwriter a 45 day option to purchase up to an additional 21,000,000 ordinary shares solely to cover over-allotments, if any. We received approximately $43.9 million in net proceeds from the Offering (including the net proceeds from the exercise of the over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The over-allotment option was exercised in full at a price of $0.30 per share on April 30, 2021.

On June 23, 2021, we entered into an investment and cooperation agreement (the “Agreement”), through its subsidiary Farmmi (Hangzhou) Enterprise Management Co., Ltd., with Sigma Holding (Hangzhou) Co., Ltd. (“Sigma”), and Hangzhou Xuyue Interactive Culture and Media Co., Ltd. (“Hangzhou Xuyue”). Pursuant to the Agreement, the parties will establish a community group purchasing distribution network company. We are obligated to invest RMB5 million, accounting for 25% of the total registered capital of the new company. Sigma is obligated to invest RMB12 million, accounting for 60% of the total registered capital of the new company. Hangzhou Xuyue is obligated to invest RMB 3 million, accounting for 15% of the total registered capital of the new company. Sigma is the controlling shareholder of Shanghai Eliansy Industry Group Corporation Limited, a public company in China. Sigma’s 95% shareholder is Aihong Wang, a sister of Zhengyu Wang who is a director of the Company, and a sister-in-law of Yefang Zhang who is the CEO and Chairwoman of the Company. Sigma’s 5% shareholder is Yiren Tang, who is the controlling shareholder of Hangzhou Dawo Software Ltd. Co., a 3.8472% shareholder of the Company’s subsidiary Zhejiang Forest Food Co., Ltd. Hangzhou Xuyue is an unrelated third party.

On September 13, 2021, Farmmi entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 93,111,717 ordinary shares (the “Shares”) of the Company, par value $0.001 per share, for a public offering price of $0.22 per share, and 275,150,000 pre-funded warrants (the “Pre-funded Warrants”) to purchase 275,150,000 shares (the “Warrant Shares”), for a public offering price of $0.2199 per Pre-funded Warrant to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding ordinary shares immediately following the consummation of this Offering. The Pre-funded Warrants have an exercise price of $0.0001 per share. The Pre-funded Warrants were issued in registered form under a warrant agent agreement (the “Warrant Agent Agreement”) between the Company and TranShare Corporation as the warrant agent. The Company received approximately $74.2 million in net proceeds from the Offering after deducting the underwriting discount and estimated offering expenses payable by the Company. Each warrant is exercisable for one ordinary share of the Company. During the year ended September 30, 2021, 275,150,000 warrants were exercised for 275,114,477 common stock of the Company for a total proceed of $19,050. Any securities offered and sold in the Offering (including the Warrant Shares) will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No.: 333-254036) filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2021 and declared effective on March 16, 2021 (the “Registration Statement”), as supplemented by the preliminary prospectus supplement dated September 13, 2021 relating to the Offering and filed with the SEC on September 13, 2021 and a final prospectus supplement dated September 13, 2021.

On September 27, 2021, Zhejiang Farmmi Agricultural Supply Chain Co., Ltd., one of our subsidiaries, signed a Shares Transfer Agreement to acquire 100% interest in an entity, Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd. (“Jiangxi Xiangbo), from a third party, Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd., for a total price of RMB70 million (approximately $10.9 million). The acquisition transaction was completed on October 27, 2021. Together with Jiangxi Xianbo, its 100% controlled subsidiary Yudu County Yada Forestry Co., LTD became a part of us.

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

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to mark-to-market;
●	U.S. expatriates;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting shares;
●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or
●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year ending will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

As of September 30, 2021, we had approximately $2.17 million and $0.14 million in outstanding bank loans, with interest rate of 7.056% and 10.8%, respectively, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB 0.15 million ($23,150) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

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

We had short-term deposits of $2.8 million as of September 30, 2021, and no other short-term investments and long-term held-to-maturity investments as of September 30, 2021.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB appreciated by 4.1% in 2019, depreciated by 1.9% in 2020 and appreciated by 5.6%. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to 1% change in foreign currency translation are summarized as follows.

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2021	2020	2019
Impact on revenue	$392,839	$574,728	$234,368
Impact on operating expenses	$10,973	$26,574	$13,428
Impact on net income	$47,049	$66,585	$26,679

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

A.	Not applicable.
B.	Not applicable.
C.	Not applicable.
D.	Not applicable.
E.	Not applicable.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

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

As of September 30, 2021, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s SEC filings.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2021. Based on the assessment, management determined that, as of September 30, 2021, we did not maintain effective internal control over financial reporting, because:

●	We did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our control did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts;
●	We have not established an internal control department and had a lack of adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and

●	We have not established sufficient risk assessment in accordance with the requirement of COSO 2013 Framework.

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We have hired additional accounting staffs and are in the progress of improving our system security environment and conducting regular backup plan and penetration testing to ensure the network and information security. In addition, we plan to address the weaknesses identified above by implementing the following measures:

●	Improve the design and documentation related to multiple levels of review over financial statements included in our SEC filings;
●	Expand the design and assessment test work over the monitoring function of entity level controls;
●	Enhance documentation retention policies over test work related to our continuous management assessments of internal control effectiveness; and
●	Expand documentation practices and policies related to various key controls to provide support and audit trails for both internal management assessment as well as external auditor testing.

Especially for the identified material weakness related to internal control, we plan to hire experts to improve and test our internal control and the set up a series of standard and recurring internal audit work procedures before September 2022. We schedule to perform self-assessment of internal control effectiveness on a continuous basis, which will be led by our accounting and risk management department within fiscal year 2021. We also plan to hire more competent personnel and involve professional service companies to help us implement SOX 404 compliance together with the establishment of our internal audit function.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective internal controls over financing reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud." in the annual report for the year ended September 30, 2021.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s board of directors has determined that Qinyi Fu qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that Qinyi Fu and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at Farmmi.com.cn.

Item 16C. Principal Accountant Fees and Services

YCM CPA Inc and Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2021 and 2020, respectively.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year 2020, Friedman LLP’s audit fees were $210,000.

During fiscal year 2021, YCM CPA Inc ‘s audit fees were $180,000.

Audit-Related Fees

During fiscal year 2021 YCM CPA Inc ‘s audit-related fees were $0. During fiscal year 2020, Friedman LLP’s audit-related fees were $0.

Tax Fees

During fiscal year 2021 YCM CPA Inc’s tax fees were $0. During fiscal year 2020, Friedman LLP’s tax fees were $0.

All Other Fees

During fiscal year 2021 YCM CPA Inc’s other fees were $0. During fiscal year 2020, Friedman LLP’s other fees were $0.

Audit Committee Pre-Approval Policies

Before Friedman LLP and YCM CPA Inc were engaged by the Company to render audit or non-audit services, the engagement was pre-approved by the Company’s audit committee. All services rendered by Friedman LLP and YCM CPA Inc have been so pre-approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2021 that were attributed to work performed by persons other than and YCM CPA Inc’s full-time permanent employees was less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2021.

Item 16F. Change in Registrant’s Certifying Accountant

On June 4, 2021, the Registrant’s Audit Committee and Board of Directors approved the appointment of YCM CPA Inc. for the fiscal year ending September 30, 2021 and the dismissal of Friedman LLP, both effective upon the completion of Friedman LLP’s review of the Registrant’s interim consolidated financial results as of and for the six months ended March 31, 2021 to be included in the filing of the related Form 6-K.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1	Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1	2017-11-15
1.2	First Amended and Restated Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1/A	2018-01-09
2.1	Specimen Ordinary Share Certificate	By Reference	F-1	2017-11-15
2.2	Form of Underwriter Representative’s Warrants	By Reference	F-1/A	2017-12-05
2.3	Form of Senior Secured Convertible Note	By Reference	6-K	2018-11-2
2.4	Form of Investor Warrant	By Reference	6-K	2018-11-2
2.5	Form of Placement Agent Warrant	By Reference	6-K/A	2018-11-9
4.1	Employment Agreement with Yefang Zhang	By Reference	20-F	2021-01-29
4.2	Employment Agreement with Wenhua Liu Liu	By Reference	6-k	2021-08-11
4.3	Employment Agreement with Dehong Zhang	By Reference	6-K	2021-03-05
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
4.10

Translation of Joint Statement among Zhengyu Wang, Dehong Zhang, XinyangWang, Hangzhou Suyuan Agriculture Technology Co., Ltd. and Hangzhou Nongyuan Network Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019.

		By Reference	6-K	2020-05-20
4.11	Translation of Form of Sales Agreement with China National Forest Products Corp.	By Reference	F-1	2017-11-15
4.12	Translation of Form of Sales Agreement with China National Tree Seed Corporation	By Reference	F-1	2017-11-15
4.13	Translation of Non-competition Agreement by and between Farmmi, Inc. and Forasen Group, dated December 16, 2016	By Reference	F-1	2017-11-15
4.14	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc. and Tantech Holdings Ltd, dated June 30, 2017	By Reference	F-1	2017-11-15
4.15	Translation of Form of Purchase Agreement	By Reference	F-1	2017-11-15
4.16	Translation of Agreement by and between Zhejiang FLS Mushroom Co., Ltd. and Jingning Liannong Trading Co., Ltd. dated March 29, 2019	By Reference	20-F	2021-01-29
4.17	Translation of Agreement by and between Zhejiang FLS Mushroom Co., Ltd. and Qingyuan Nongbang Mushroom Industry Co., Ltd., dated April 1, 2019	By Reference	20-F	2021-1-29
4.18	Securities Purchase Agreement	By Reference	6-K	2018-11-02
4.19	Shareholder Pledge Agreement	By Reference	6-K/A	2018-11-09

4.20	Registration Rights Agreement	By Reference	6-K	2018-11-02
4.21	Summary Translation of Lease Agreement with Zhejiang Tantech Bamboo Technology Co., Ltd, dated July 6, 2020	By Reference	20-F	2021-01-29
4.22	Translation of Lease Agreement with Forasen Group, dated August 1, 2020	By Reference	20-F	2021-01-29
4.23	Summary Translation of Lease Agreement with four individuals, dated June 15, 2020	By Reference	20-F	2021-01-29
4.24	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated March 22, 2021	By Reference	6K	2021-03-24
4.25	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated April 28, 2021	By Reference	6K	2021-05-03
4.26	Investment and Cooperation Agreement, dated June 23, 2021	By Reference	6K	2021-6-23
4.27	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated September 13, 2021	By Reference	6K	2021-9-14
4.28	Summary Translation of Share Transfer Agreement re Jiangxi Xiangbo	Herewith
4.29	Share Transfer Agreement re Zhejiang Forest Food Co., Ltd. divestiture	Herewith
8.1	List of subsidiaries	Herewith
11.1	Code of Business Conduct and Ethics of Farmmi, Inc.	By Reference	F-1	2017-11-15
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith
15.1	Consent of Friedman LLP	Herewith
15.2	Consent of YCM CPA, Inc.	Herewith
99.1	Press release dated January 26, 2022 titled “Farmmi Reports Fiscal Year 2021 Financial Results”	Herewith
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Farmmi, Inc.

By:	/s/ Yefang Zhang
Name: Yefang Zhang
Title:Chief Executive Officer

Date: January 26, 2022

FARMMI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

FARMMI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Farmmi, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Farmmi, Inc. and subsidiaries (collectively, the “Company”) as of September 30, 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended September 30, 2021, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for year ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2021.
Irvine, California
January 26, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Farmmi, Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to classify certain amounts due to the discontinued operations of Zhejiang Forest Food Co., Ltd. (“Forest Food”), as described in Notes 1 and 17,  the accompanying consolidated balance sheets of Farmmi, Inc. and subsidiaries (collectively, the “Company”) as of September 30, 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the two years in the period ended September 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above, before the effects of the disposition of and related adjustments to reclassify certain amounts to discontinued operation classification, as described in Notes 1 and 17,  present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for each of the years in the two-year  period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the discontinued operations classification of Zhejiang Forest Food Co., Ltd., as described in Notes 1 and 17, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by YCM CPA Inc.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2015 through 2020.

New York, New York

January 29, 2021

Farmmi, Inc.

Consolidated Balance Sheets

	September 30,	September 30,
	2021	2020
Assets
Current Assets
Cash	$59,251,904	$481,906
Restricted cash	—	1,617,000
Short-term deposit	2,793,556	—
Accounts receivable, net - trade	24,473,318	10,493,069
Advances to suppliers, net	66,718,632	23,350,467
Inventories, net	1,371,540	123,892
Other current assets	490,699	123,378
Current assets from discontinued operations	205,887	832,459
Total current assets	155,305,536	37,022,171

Prepayment to acquire a subsidiary	9,311,854	—
Property, plant and equipment, net	79,482	38,869
Intangible assets, net	40,075	80,642
Operating lease right-of-use assets, net	776,665	278,396
Non-current assets from discontinued operations	173,289	771,668
Total Assets	$165,686,901	$38,191,746

Liabilities and Equity
Current Liabilities
Short-term bank loans	$2,172,766	$588,000
Bank acceptance notes payable	—	3,234,000
Accounts payable	56,457	16,740
Due to related parties	57,632	1,714,811
Operating lease liabilities - current	155,532	94,516
Other current liabilities	161,716	700,914
Current liabilities from discontinued operations	1,542,323	2,018,406
Total current liabilities	4,146,426	8,367,387
Long-term bank loan	142,264	—
Operating lease liabilities - non-current	605,793	154,372
Non-current liabilities from discontinued operations	—	514,830
Total Liabilities	4,894,483	9,036,589

Commitment and contingencies

Equity
Common stock, $0.001 par value, 600,000,000 shares authorized, 557,780,383 shares issued and outstanding at September 30, 2021; 20,517,703 shares issued and outstanding at September 30, 2020	557,781	20,518
Additional paid-in capital	147,088,227	20,335,228
Statutory reserve	973,555	972,092
Retained earnings	9,127,377	6,770,426
Accumulated other comprehensive income	2,128,972	186,912
Total Farmmi, Inc.'s Stockholders’ Equity	159,875,912	28,285,176
Noncontrolling Interest	916,506	869,981
Total Equity	160,792,418	29,155,157
Total Liabilities and Equity	$165,686,901	$38,191,746

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the years ended September 30,
	2021	2020	2019
Revenue
Sales to third parties	$39,287,999	$28,356,763	$28,626,970
Sales to related parties	1,952	7,200	16,323
Total revenues	39,289,951	28,363,963	28,643,293

Cost of revenues	(34,180,670)	(23,712,541)	(23,564,091)

Gross profit	5,109,281	4,651,422	5,079,202

Operating expenses
Allowance for doubtful accounts	875,094	(818,199)	—
Selling and distribution expenses	(292,709)	(258,561)	(478,433)
General and administrative expenses	(2,838,790)	(1,307,579)	(1,580,422)
Total operating expenses	(2,256,405)	(2,384,339)	(2,058,855)

Income from operations	2,852,876	2,267,083	3,020,347

Other (expenses) income
Interest income	33,576	183	453
Interest expense	(73,866)	(168,657)
Amortization of debt issuance costs	—	(1,093,440)	(3,201,257)
Other (expenses) income, net	(379,225)	88,886	(8,009)
Total other expenses, net	(419,515)	(1,173,028)	(3,208,813)

Income (loss) before income taxes	2,433,361	1,094,055	(188,466)

Provision for income taxes	(25,571)	(16,753)	(29,813)

Net income (loss) from continuing operations	2,407,790	1,077,302	(218,279)

Discontinued operations
Net loss from discontinued operations, net of tax	(51,352)	(263,847)	(92,725)

Net income (loss)	2,356,438	813,455	(311,004)

Net loss attributable to noncontrolling interest from discontinued operations	1,976	10,151	3,567

Net income (loss) attributable to Farmmi, Inc.	$2,358,414	$823,606	$(307,437)

Comprehensive income (loss)
Net income (loss)	2,356,438	813,455	(311,004)
Foreign currency translation gain (loss)	1,990,561	1,423,862	(1,005,793)
Total comprehensive income (loss)	4,398,351	2,237,317	(1,316,797)
Comprehensive (income) loss attributable to noncontrolling interest	(46,526)	(30,933)	36,324

Comprehensive income (loss) attributable to Farmmi, Inc.	$4,351,826	$2,206,384	$(1,280,473)

Weighted average number of ordinary shares
Basic	102,842,495	16,244,856	12,183,847
Diluted	104,455,189	16,244,856	12,183,847

Basic earnings (loss) per share
Continuing operations	$0.02	$0.07	$(0.02)
Discontinued operations	$(0.00)	$(0.02)	$(0.01)

Diluted earnings (loss) per share
Continuing operations	$0.02	$0.07	$(0.02)
Discontinued operations	$(0.00)	$(0.02)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Changes in Stockholder’s Equity

For the Years Ended September 30, 2021, 2020 and 2019

						Accumulated	Total
			Additional			Other	Farmmi, Inc.’s
	Common Stock		Paid in	Statutory	Retained	Comprehensive	Stockholders’	Noncontrolling
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Equity	Interest	Total Equity
Balance at September 30, 2018	11,932,000	$11,932	$11,322,819	$229,512	$6,996,837	$(222,830)	$18,338,270	$875,372	$19,213,642

Issuance of common shares for convertible notes redemption	657,857	658	1,949,434	—	—	—	1,950,092	—	1,950,092
Beneficial conversion feature associated with convertible notes	—	—	670,618	—	—	—	670,618	—	670,618
Issuance of warrants associated with convertible notes	—	—	1,819,996	—	—	—	1,819,996	—	1,819,996
Foreign currency translation loss	—	—	—	—	—	(973,036)	(973,036)	(32,757)	(1,005,793)
Net loss for the year	—	—	—	—	(307,437)	—	(307,437)	(3,567)	(311,004)
Statutory reserve	—	—	—	368,016	(368,016)	—	—	—	—

Balance at September 30, 2019	12,589,857	$12,590	$15,762,867	$597,528	$6,321,384	$(1,195,866)	$21,498,503	$839,048	$22,337,551

Issuance of common shares for convertible notes redemption	7,927,846	7,928	4,572,361	—	—	—	4,580,289	—	4,580,289
Foreign currency translation gain	—	—	—	—	—	1,382,778	1,382,778	41,084	1,423,862
Net income (loss) for the year	—	—	—	—	823,606	—	823,606	(10,151)	813,455
Statutory reserve	—	—	—	374,564	(374,564)	—	—	—	—

Balance at September 30, 2020	20,517,703	$20,518	$20,335,228	$972,092	$6,770,426	$186,912	$28,285,176	$869,981	$29,155,157

Share-based compensation expenses	596,600	597	1,260,077	—	—	—	1,260,674	—	1,260,674
Issuance of common shares and warrants, net	261,551,603	261,552	125,748,986	—	—	—	126,010,538	—	126,010,538
Warrants exercised for cash	275,114,477	275,114	(256,064)	—	—	—	19,050	—	19,050
Foreign currency translation gain	—	—	—	—	—	1,942,060	1,942,060	48,501	1,990,561
Net income (loss) for the year	—	—	—	—	2,358,414	—	2,358,414	(1,976)	2,356,438
Statutory reserve	—	—	—	1,463	(1,463)	—	—	—	—

Balance at September 30, 2021	557,780,383	$557,781	$147,088,227	$973,555	$9,127,377	$2,128,972	$159,875,912	$916,506	$160,792,418

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Cash Flows

	For the years ended September 30,
	2021	2020	2019
Cash flows from operating activities
Net income (loss)	$2,356,438	$813,455	$(311,004)
Net loss from discontinued operations	51,352	263,847	92,725
Net income (loss) from continuing operations	2,407,790	1,077,302	(218,279)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Changes in allowances – accounts receivables	(116,862)	115,712	—
Changes in allowances – advances to suppliers	(758,232)	702,486	—
Changes in allowances - inventories	(19,323)	17,902	—
Depreciation and amortization	68,418	65,232	36,522
Non-cash lease expenses	91,573	17,437	—
Gain from disposal of property and equipment	(55,801)	—	—
Accrued interest expense for convertible notes	—	135,867	1,087,774
Amortization of deferred financing costs	—	1,093,440	2,113,492
Share-based compensation	1,260,674	—	—
Changes in operating assets and liabilities:
Accounts receivables	(13,040,158)	3,929,713	(6,058,202)
Advances to suppliers	(40,989,649)	(9,115,037)	(8,685,398)
Inventory, net	(1,212,031)	380,175	(118,874)
Other current assets	(258,117)	54,749	(51,300)
Accounts payable	26,404	(84,425)	(108,022)
Operating lease liabilities	(75,879)	(46,082)	—
Other current liabilities	(559,915)	(172,089)	605,480
Net cash used in operating activities from continuing operations	(53,231,108)	(1,827,618)	(11,396,807)
Net cash provided by operating activities from discontinued operations	324,095	211,195	623,520
Net cash used in operating activities	(52,907,013)	(1,616,423)	(10,773,287)

Cash flows from investing activities
Purchases of property, plant and equipment	(4,686)	—	(13,297)
Purchases of intangible assets	(1,363)	(82,195)	(43,124)
Short-term deposits	(2,772,430)	—	—
Advances to a third party	(107,817)	—	—
Prepayment for investment in a subsidiary	(9,241,432)	—	—
Net cash used in investing activities from continuing operations	(12,127,728)	(82,195)	(56,421)
Net cash used in investing activities from discontinued operations	(130,492)	(165,045)	(38,484)
Net cash used in investing activities	(12,258,220)	(247,240)	(94,905)

Cash flows from financing activities
Gross proceeds from capital contribution	—	428,100	—
Gross proceeds from bank acceptance notes payable	—	3,139,400	—
Repayment of bank acceptance notes payable	(3,388,525)	—	—
Payments of deferred financing costs	—	—	(716,318)
Gross proceeds from issuance of convertible note	—	—	7,500,000
Net proceeds from shares and warrants issuance	126,010,538	—	—
Proceeds from warrant exercised for cash	19,050
Borrowings from bank loans	2,310,358	570,800	—
Repayments of bank loans	(628,931)	—	—
Repayment of advances from related parties	(2,147,199)	(938,071)	(87,800)
Proceeds from advances from related parties	489,997	—	—
Net cash provided by financing activities from continuing operations	122,665,288	3,200,229	6,695,882
Net cash (used by) provided by financing activities from discontinued operations	(252,488)	1,416	(639,842)
Net cash provided by financing activities	122,412,800	3,201,645	6,056,040

Effect of exchange rate changes on cash and restricted cash	(150,204)	73,354	40,802

Net increase (decrease) in cash and restricted cash	57,097,363	1,411,336	(4,771,350)

Cash and restricted cash, beginning of year	2,165,151	753,815	5,525,165

Cash and restricted cash, end of year	$59,262,514	$2,165,151	$753,815
Less: Cash from discontinued operations	(10,610)	(66,245)	(16,437)
Cash and restricted cash from continuing operations	$59,251,904	$2,098,906	$737,378

Reconciliation of cash and restricted cash, beginning of year
Cash	$481,906	$118,688	$4,853,227
Restricted cash	1,617,000	618,690	600,000
Cash and restricted cash from continuing operations	2,098,906	737,378	5,453,227
Cash from discontinued operations	66,245	16,437	71,938
Cash and restricted cash, beginning of year	$2,165,151	$753,815	$5,525,165

Reconciliation of cash and restricted cash, end of year
Cash	$59,251,904	$481,906	$118,688
Restricted cash	—	1,617,000	618,690
Cash and restricted cash from continuing operations	59,251,904	2,098,906	737,378
Cash from discontinued operations	10,610	66,245	16,437
Cash and restricted cash, end of year	$59,262,514	$2,165,151	$753,815

Supplemental disclosure information:
Income taxes paid	$22,100	$29,771	$13,777
Interest paid	$116,700	$87,249	$118,237

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$593,457	$827,118	$—
Conversion of notes to nil, 7,927,846 and 657,858 shares of common stock, respectively	$—	$4,580,289	$1,950,092
Accrued interest for convertible notes	$—	$135,867	$1,087,774
Repayment of convertible notes by a related party on behalf of the Company	$—	$—	$2,617,882

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FAMI”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FAMI’s Chief Executive Officer (“CEO”) Ms. Yefang Zhang, as the sole shareholder of FarmNet Limited which is the sole shareholder of FAMI, and her husband Mr. Zhengyu Wang, a director of FAMI, are the ultimate shareholders of the Company (“Controlling Shareholders”). FAMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, who in turn owns 100% equity interest of Zhejiang Farmmi Agricultural Technology Group Co., Ltd. (“Farmmi Agricultural”) (formerly known as Hangzhou Suyuan Agriculture Technology Co., Ltd., “Suyuan Agriculture”), a company incorporated in the People’s Republic of China (“PRC” or “China”), through Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), two wholly foreign-owned entities (“WFOE”) formed by Farmmi International under the laws of China. Farmmi Enterprise and Farmmi Technology own 31.7% and 68.3% of Farmmi Agricultural, respectively. Farmmi Agricultural owns 96.15% equity interest of Zhejiang Forest Food Co., Ltd. (“Forest Food”) and 100% equity interest of Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”).

On September 18, 2016, Farmmi Agricultural entered into a series of contractual agreements with Zhengyu Wang, the owner of Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) and Nongyuan Network. Nongyuan Network is a company incorporated on December 8, 2015 that focuses on the development of network marketing and provides a network platform for sales of agriculture products. These agreements include an Exclusive Management Consulting and Technology Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement, a Proxy Agreement and a Power of Attorney (collectively, the “Original VIE Agreements”). The Original VIE Agreements empowered Farmmi Agricultural to exercise management control over the activities that most significantly impanct the operation results of Nongyuan Network, and obligated Farmmi Agricultural to absorb a majority of the risk of loss from Nongyuan Network’s activities and entitled Farmmi Agricultural to receive a majority of their residual returns. In essence, Farmmi Agricultural and the Company had gained effective control over Nongyuan Network.

On December 4, 2019, Zhengyu Wang transferred his 100% shares of Nongyuan Network to his daughter Xinyang Wang. As a result, Xinyang Wang holds 100% shares of Nongyuan Network. On December 10, 2019, Xinyang Wang, as the new shareholder of Nongyuan Network, signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”) with Nongyuan Network and Farmmi Agricultural. On May 15, 2020, the following agreements were signed with the effective date of December 10, 2019:

(1)	Zhengyu Wang, Nongyuan Network and Farmmi Agricultural signed a termination agreement to confirm that the Original VIE Agreements have been terminated because Zhengyu Wang is no longer the shareholder of Nongyuan Network;
(2)	Zhengyu Wang, Dehong Zhang (the legal representative of Nongyuan Network), Xinyang Wang, Nongyuan Network and Farmmi Agricultural signed a joint statement to confirm that the board of directors of the Company has the ultimate authority over the matters of the VIE entity Nongyuan Network.

FAMI believes that Xinyang Wang VIE Agreements enable Farmmi Agricultural and FAMI to keep the effective control over Nongyuan Network. Therefore, FAMI believes that Nongyuan Network should be considered as Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Accordingly, the accounts of this entity are consolidated with those of Farmmi Agricultural.

Since FAMI and its subsidiaries are effectively controlled by the same Controlling Shareholders, they are considered under common control. The consolidation of FAMI and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On December 26, 2017, Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) was established under the laws of the PRC. Initially Farmmi Food was wholly owned by Farmmi Technology. In January 2018, the share ownership was transferred to Farmmi Agricultural. In May 2018, Farmmi Food received its food production permit and began operation.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (Continued)

On March 22, 2019, Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”) was established under the laws of the PRC. Nongyuan Network and Farmmi Agricultural own 98% and 2% of interests in Farmmi E-Commerce, respectively. In September 2021, the share ownership of Nongyuan Network and Farmmi Agricultural in Farmmi E-Commerce was changed to 22.8% and 77.2%, respectively.

On April 7, 2021, Zhejiang Farmmi Biotechnology Co., Ltd. ("Farmmi Biotech") was established under the laws of the PRC. Farmmi Agricultural owns 100% interest in Farmmi Biotech.

On April 25, 2021, Zhejiang Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. ("Farmmi Ecology") was established under the laws of the PRC. Farmmi International owns 100% interest in Farmmi Ecology.

On May 11, 2021, Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. ("Farmmi Supply Chain") was established under the laws of the PRC. Farmmi Ecology owns 100% interest in Farmmi Supply Chain.

On September 7, 2021, Zhejiang Yitang Medical Service Co., Ltd. ("Yitang Mediservice") was established under the laws of the PRC. Nongyuan Network and Farmmi Ecology own 95% and 5% interests in Yitang Medical Service, respectively.

On September 17, 2021, Zhejiang Yiting Medical Technology Co., Ltd. ("Yiting Meditech") was established under the laws of the PRC. Yitang Mediservice owns 100% interest in Yiting Meditech.

On September 17, 2021, Farmmi (Hangzhou) Health Development Co., Ltd ("Farmmi Heath Development") was established under the laws of the PRC. Farmmi International owns 100% interest in Farmmi Health Development.

On September 18, 2021, Zhejiang Farmmi Medical Health Technology Co., Ltd ("Farmmi Medical Health") was established under the laws of the PRC. Farmmi Health Development owns 100% interest in Farmmi Medical Health.

On September 18, 2021, Zhejiang Farmmi Holdings Group Co., Ltd. ("Farmmi Holdings") was established under the laws of the PRC. Farmmi Technology, Farmmi Enterprise and Farmmi Ecology own 40%, 30% and 30% of interests in Farmmi Holding, respectively.

On September 27, 2021, we acquired Jiangxi Xiangbo from Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd. for a total price of RMB 70 million. Together with Jiangxi Xiangbo, its 100% percent subsidiary Yudu County Yada Forestry Co., LTD became the subsidiary of FAMI.

On September 27, 2021, we acquired Guoning Zhonghao from Ningbo Guoning Zhonghao Technology Co., Ltd. and Jianxin Huang for a total price of RMB 5,000.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (Continued)

On September 27, 2021, an agreement was signed to divest 100% interest in Forest Food to a third party for total cash consideration of RMB18.2 million (approximately $2.8 million) on October 1, 2021. Certain prior periods of the Company have been reclassified to conform to current period presentation as discontinued operations. Such reclassifications had no effect on net income (loss) or cash flows as previously reported. As of September 30, 2021, details of the subsidiaries of FAMI are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
FAMI	July 28, 2015	Cayman	Parent	Holding company
Farmmi International	August 20, 2015	Hong Kong	100	Holding company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100	Holding company
Farmmi Technology	June 6, 2016	Zhejiang, China	100	Holding company
Farmmi Agricultural	December 8, 2015	Zhejiang, China	100	Holding company
FLS Mushroom	March 25, 2011	Zhejiang, China	100	Light processing and distribution of dried mushrooms
Farmmi Food	December 26, 2017	Zhejiang, China	100	Dehydrating, further processing and distribution of edible fungus
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	100%	Technology development, technical services and technical consultation related to agricultural products
Farmmi Biotech	April 7, 2021	Zhejiang, China	100%	Research and development of mushroom powder and mushroom extract
Farmmi Ecology	April 25, 2021	Zhejiang, China	100%	Holding company
Farmmi Supply Chain	May 11, 2021	Zhejiang, China	100%	Agricultural products supply chain
Yitang Mediservice	September 7, 2021	Zhejiang, China	Subsidiary of the VIE	Medical services
Yiting Meditech	September 17, 2021	Zhejiang, China	Subsidiary of the VIE	Medical technology
Farmmi Health Development	September 17, 2021	Zhejiang, China	100%	Health development
Farmmi Medical Health	September 18, 2021	Zhejiang, China	100%	Medical health
Farmmi Holdings	September 18, 2021	Zhejiang, China	100%	Holding company

FAMI, Farmmi International, Farmmi Enterprise, Farmmi Technology, Farmmi Agricultural, FLS Mushroom, Farmmi Food, Nongyuan Network, Farmmi E-Commerce, Farmmi Biotech, Farmmi Ecology, Farmmi Supply Chain, Yitang Mediservice, Yitang Meditech, Farmmi Health Development, Farmmi Medical Health and Farmmi Holdings (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms and Mu Er mushrooms. FLS Mushroom, Nongyuan Network, Farmmi Agricultural, Farmmi Technology, Farmmi Food, Farmmi Biotech and Farmmi Supply Chain are the main operating entities located in China, all other entities holding companies or dormant without any material activities. Approximately 99.9% of the Company’s products are sold in China.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Basis of presentation and principles of consolidation (Continued)

The consolidated financial statements of the Company reflect the principal activities of FAMI, Farmmi International, Farmmi Enterprise, Farmmi Technology, Farmmi Ecology, Farmmi Supply Chain, Farmmi Holdings, Farmmi Agricultural, and Farmmi Agricultural's main operation subsidiaries, FLS Mushroom, Farmmi Food, Farmmi E-Commerce and Farmmi Biotech, and the VIE Nongyuan Network and its subsidiaries Yitang Mediservice and Yitang Meditech. All intercompany transactions and balances have been eliminated upon consolidation.

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

The condensed consolidating table below disaggregated the Consolidated Balance Sheets of the Company into into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated as of September 30, 2021 and 2020.

	As of September 30, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary of	VIE and its		Consolidated
	consolidated	the VIE	subsidiaries	FAMI	total
Intercompany receivables	$10,263,832	$16,147,194	$582,137	$134,585,007	$—
Current assets excluding intercompany receivables	$141,332,281	$6,658,940	$6,666,318	$647,997	$155,305,536
Current assets	$151,596,113	$22,806,134	$7,248,455	$135,233,004	$155,305,536
Investment in subsidiaries	$—	$9,016,979	$—	$—	$—
Non-current assets excluding investment in subsidiaries	$10,126,547	$—	$254,818	$—	$10,381,365
Non-current assets	$10,126,547	$9,016,979	$254,818	$—	$10,381,365
Total assets	$161,722,660	$31,823,113	$7,503,273	$135,233,004	$165,686,901
Intercompany payables	$151,314,338	$4,809,089	$3,785,283	$1,669,460	$—
Current liabilities excluding intercompany payables	$1,682,220	$1,415	$2,408,191	$54,600	$4,146,426
Current liabilities	$152,996,558	$4,810,504	$6,193,474	$1,724,060	$4,146,426
Non-current liabilities	$691,808	$—	$56,249	$—	$748,057
Total liabilities	$153,688,366	$4,810,504	$6,249,723	$1,724,060	$4,894,483
Total shareholders’ equity (net assets)	$8,034,294	$27,012,609	$1,253,550	$133,508,944	$160,792,418

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

	As of September 30, 2020
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary of	VIE and its		Consolidated
	consolidated	the VIE	subsidiaries	FAMI	total
Intercompany receivables	$5,079,282	$278,858	$300,300	$11,838,011	$—
Current assets from continuing operations excluding intercompany receivables	$32,413,056	$571,996	$4,034,997	$2,122	$37,022,171
Current assets from continuing operations	$37,492,338	$850,854	$4,335,297	$11,840,133	$37,022,171
Investment in subsidiaries	$—	$6,115,219	$—	$—	$—
Non-current assets excluding investment in subsidiaries	$777,058	$—	$392,517	$—	$—
Non-current assets	$777,058	$6,115,219	$392,517	$—	$1,169,575
Total assets from continuing operations	$38,269,396	$6,966,073	$4,727,814	$11,840,133	$38,191,746
Intercompany payables	$12,417,169	$3,429,447	$375	$1,649,460	$—
Current liabilities excluding intercompany payables	$1,707,486	$589,606	$4,135,484	$1,934,811	$8,367,387
Current liabilities from continuing operations	$14,124,655	$4,019,053	$4,135,859	$3,584,271	$8,367,387
Non-current liabilities	$669,202	$—	$—	$—	$669,202
Total liabilities from continuing operations	$14,793,857	$4,019,053	$4,135,859	$3,584,271	$9,036,589
Total shareholders’ equity (net assets)	$23,475,539	$2,947,020	$591,955	$8,255,862	$29,155,157

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended September 30, 2021, 2020 and 2019.

	For the financial year ended September 30, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Revenues from continuing operations	$33,068,045	$762,771	$5,459,135	$—	$39,289,951
Cost of revenues from continuing operations	(28,847,801)	(742,933)	(4,589,936)	—	(34,180,670)
Gross profit from continuing operations	4,220,244	19,838	869,199	—	5,109,281
Operating expenses	588,892	(8,940)	(804,851)	(2,031,506)	(2,256,405)
Income (loss) from operations	4,809,136	10,898	64,348	(2,031,506)	2,852,876
Other expenses	(391,819)	(19,990)	(2,033)	(5,673)	(419,515)
Income (loss) before income taxes	4,417,317	(9,092)	62,315	(2,037,179)	2,433,361
Provision for income taxes	(8,085)	—	(17,486)	—	(25,571)
Net income (loss) from continuing operations	$4,409,232	$(9,092)	$44,829	$(2,037,179)	$2,407,790

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

	For the financial year ended September 30, 2020
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Revenues from continuing operations	$23,805,109	$—	$4,558,854	$—	$28,363,963
Cost of revenues from continuing operations	(19,899,410)	—	(3,813,131)	—	(23,712,541)
Gross profit	3,905,699	—	745,723	—	4,651,422
Operating expenses	(921,258)	(6,956)	(853,607)	(602,518)	(2,384,339)
Income (loss) from operations	2,984,441	(6,956)	(107,884)	(602,518)	2,267,083
Other expenses	86,810	(30,215)	327	(1,229,950)	(1,173,028)
Income (loss) before income taxes	3,071,251	(37,171)	(107,557)	(1,832,468)	1,094,055
Provision for income taxes	(10,948)	—	(5,805)	—	(16,753)
Net income (loss) from continuing operations	$3,060,303	$(37,171)	$(113,362)	$(1,832,468)	$1,077,302

	For the financial year ended September 30, 2019
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Revenues from continuing operations	$22,458,833	$—	$6,184,460	$—	$28,643,293
Cost of revenues from continuing operations	(18,608,671)	—	(4,955,420)	—	(23,564,091)
Gross profit	3,850,162	—	1,229,040	—	5,079,202
Operating expenses	(162,510)	(33,998)	(1,243,022)	(619,325)	(2,058,855)
Income (loss) from operations	3,687,652	(33,998)	(13,982)	(619,325)	3,020,347
Other expenses	(6,348)	(27)	(265)	(3,202,173)	(3,208,813)
Income (loss) before income taxes	3,681,304	(34,025)	(14,247)	(3,821,498)	(188,466)
Provision for income taxes	(29,427)	—	(386)	—	(29,813)
Net income (loss) from continuing operations	$3,651,877	$(34,025)	$(14,633)	$(3,821,498)	$(218,279)

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended September 30, 2021, 2020 and 2019.

	For the financial year ended September 30, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary of	VIE and its		Consolidated
	consolidated	the VIE	subsidiaries	FAMI	total
Net cash provided by (used in) operating activities from continuing operations	$67,709,967	$3,246,067	$(338,559)	$(123,848,583)	$(53,231,108)
Net cash used in investing activities from continuing operations	(9,353,935)	(2,772,430)	(1,363)	—	(12,127,728)
Net cash provided by (used in) financing activities from continuing operations	144,197	(616,095)	(1,232,191)	124,369,377	122,665,288
Effect of exchange rate changes on cash and restricted cash	(506,653)	258,485	94,714	—	(153,454)
Net increase (decrease) in cash and restricted cash	57,993,576	116,027	(1,477,399)	520,794	57,152,998
Cash and restricted cash from continuing operations, beginning of year	183,030	420	1,913,335	2,121	2,098,906
Cash and restricted cash from continuing operations, end of year	$58,176,606	$116,447	$435,936	$522,915	$59,251,904

	For the financial year ended September 30, 2020
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary of	VIE and its		Consolidated
	consolidated	the VIE	subsidiaries	FAMI	total
Net cash provided by (used in) operating activities from continuing operations	$57,809	$(560,411)	$(1,629,913)	$304,897	$(1,827,618)
Net cash used in investing activities from continuing operations	—	—	(82,195)	—	(82,195)
Net cash provided by (used in) financing activities from continuing operations	10,437	560,358	3,567,505	(938,071)	3,200,229
Effect of exchange rate changes on cash and restricted cash	15,087	19	56,006	—	71,112
Net increase (decrease) in cash and restricted cash	83,333	(34)	1,911,403	(633,174)	1,361,528
Cash and restricted cash from continuing operations, beginning of year	99,697	454	1,932	635,295	737,378
Cash and restricted cash from continuing operations, end of year	$183,030	$420	$1,913,335	$2,121	$2,098,906

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

	For the financial year ended September 30, 2019
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary of	VIE and its		Consolidated
	consolidated	the VIE	subsidiaries	FAMI	total
Net cash provided by (used in) operating activities from continuing operations	$(4,761,687)	$(27)	$31,661	$(6,666,754)	$(11,396,807)
Net cash used in investing activities from continuing operations	(9,493)	—	(46,928)	—	(56,421)
Net cash provided by (used in) financing activities from continuing operations	—	—	—	6,695,882	6,695,882
Effect of exchange rate changes on cash and restricted cash	41,606	(18)	(91)	—	41,497
Net increase (decrease) in cash and restricted cash	(4,729,574)	(45)	(15,358)	29,128	(4,715,849)
Cash and restricted cash from continuing operations, beginning of year	4,829,271	499	17,290	606,167	5,453,227
Cash and restricted cash from continuing operations, end of year	$99,697	$454	$1,932	$635,295	$737,378

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute 95% of VIE’s earnings after eliminating VIE’s accumulated losses and making appropriation of VIE’s after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIE’s earnings will be through payment of service fees to Farmmi Agricultural, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes and Farmmi Agricultural is subject to corporate income tax up to 25% for its net income. Under the VIE agreements, when there is a change of shareholder in VIE, amount owed by VIE to the Company should be first settled. The condensed consolidating table below quantified the transfer between FAMI, its subsidiaries, VIE and its subsidiaries, WFOE that is the primary beneficiary of the VIE and the investors for the years ended September 30, 2021, 2020 and 2019, respectively. These transfers were mainly for the purpose of providing working capital between FAMI, its subsidiaries, VIE and its subsidiaries and WFOE that is the primary beneficiary of the VIE.

	For the year ended September 30, 2021
	Transfer to
		WFOE that
		is the		Other
		primary	VIE	entities
		beneficiary	and its	that are
Transfer from	FAMI	of the VIE	subsidiaries	consolidated	Investors
FAMI		$—	$45,500	$124,670,237	$—
WFOE that is the primary beneficiary of the VIE	$1,668,758		$—	$38,204,550	$—
VIE and its subsidiaries	$—	$—		$1,601,406	$—
Other entities that are consolidated	$319,981	$24,075,199	$5,624,880		$—

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

	For the year ended September 30, 2020
	Transfer to
		WFOE that
		is the		Other
		primary	VIE	entities
		beneficiary	and its	that are
Transfer from	FAMI	of the VIE	subsidiaries	consolidated	Investors
FAMI		$—	$—	$400,960	$—
WFOE that is the primary beneficiary of the VIE	$—		$—	$1,812,810	$—
VIE and its subsidiaries	$—	$—		$2,199,053	$—
Other entities that are consolidated	$394,742	$1,832,576	$770,216		$—

	For the year ended September 30, 2019
	Transfer to
		WFOE that
		is the		Other
		primary	VIE	entities
		beneficiary	and its	that are
Transfer from	FAMI	of the VIE	subsidiaries	consolidated	Investors
FAMI		—	—	$600,000	—
WFOE that is the primary beneficiary of the VIE	—		—	$791,603	—
VIE and its subsidiaries	—	—		$5,620,368	—
Other entities that are consolidated	$702	$804,269	218,232		—

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property, plant and equipment, the valuation of beneficial conversion feature of the convertible notes, valuation of the warrants and the valuation of deferred tax assets.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in PRC. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $77,599) per bank are covered by "deposit insurance regulation" promulgated by the State Council of the People’s Republic of China.

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows: Restricted Cash on October 1, 2018. This ASU applies to all entities that have restricted cash or restricted cash equivalents to be presented in the statement of cash flows under ASC Topic 230. As of September 30, 2021 and 2020, the Company had restricted cash of nil and $1,617,000, respectively. As of September 30, 2020, restricted cash of $1,617,000 was secured against bank acceptance notes issued by the Company facilitated by Hangzhou United Bank and was used as the repayment of bank acceptance notes upon maturity on June 15, 2021 (Note 9).

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Short-term deposit

Short-term deposit relates to fixed terms cash deposits with financial institutions with original maturities of more than three months and less than a year. As of September 30, 2021 and 2020, the Company had short-term deposit of $2,793,556 and nil, respectively at an interest rate 2% per annum with one year maturity on March 23, 2022.

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of September 30, 2021 and 2020, allowance for doubtful accounts was $8,094 and $119,199, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of September 30, 2021 and 2020, allowance for doubtful accounts was nil and $723,655, respectively.

Inventory, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. The Company recorded inventory reserve of nil and $18,442 as of September 30, 2021 and 2020, respectively.

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

Amortization expenses were $46,085, $42,758 and $3,539 for the years ended September 30, 2021, 2020 and 2019, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are $32,626, $7,449, nil, nil and nil for the years ending September 30, 2022, 2023, 2024, 2025 and 2026, respectively.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for fiscal years ended September 30, 2021, 2020 and 2019.

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

The Company’s contract liabilities primarily include advance from customers. As of September 30, 2021 and 2020, the contract liabilities are $12,177 and $1,160, respectively, and included in other current liabilities on the consolidated balance sheets. For fiscal years ended September 30, 2021, 2020 and 2019, there was no revenue recognized from performance obligations related to prior periods.

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

The component of basic and diluted EPS were as follows:

Year Ended September 30,	2021	2020	2019
Net income (loss) available for common shareholders (A)	$2,356,438	$813,455	$(311,004)
- Continuing operations	$2,407,790	$1,077,302	$(218,279)
- Discounted operations	$(51,352)	$(263,847)	$(92,725)

Weighted average number of ordinary shares (B)
- Basic	102,842,495	16,244,856	12,183,847
- Diluted	104,455,189	16,244,856	12,183,847

Earnings (loss) per share - basic (A/B)	$0.02	$0.05	$(0.03)
- Continued operations	$0.02	$0.07	$(0.02)
- Discontinued operations	$(0.00)	$(0.02)	$(0.01)

Earnings (loss) per share - diluted (A/B)	$0.02	$0.05	$(0.03)
- Continued operations	$0.02	$0.07	$(0.02)
- Discontinued operations	$(0.00)	$(0.02)	$(0.01)

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other current assets, accounts payable, due to related parties, operating lease liabilities –current, other current liabilities, short-term bank loans and bank acceptance notes payable approximate their recorded values due to their short-term maturities. The fair value of longer term long-term bank loan and operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

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

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and advances to suppliers. As of September 30, 2021 and 2020, $3,985,359 and $1,964,958 of the Company’s cash is maintained in banks within the People’s Republic of China of which deposits of RMB0.5 million (equivalent to $77,599) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

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

The exchange rates in effect as of September 30, 2021 and 2020 were RMB1 for $0.1552 and $0.1470, respectively. The average exchange rates for the years ended September 30, 2021, 2020 and 2019 were RMB1 for $0.1540, $0.1427 and $0.1454, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $235,956, $202,171 and $233,543 for the years ended September 30, 2021, 2020 and 2019, respectively.

Value added tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise, except for FLS Mushroom. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, FLS Mushroom’s and Nongyuan Network’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities have the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended September 30, 2021, 2020 and 2019. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Income taxes (Continued)

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2021 and 2020. As of September 30, 2021, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Risks and uncertainties (Continued)

Consequently, the COVID-19 outbreak has adversely affected the Company’s business operations and condition and operating results for 2020, including but not limited to material negative impact on its total revenue, slower collection of accounts receivable and accrued allowance for bad debt, slower utilization of advances to suppliers and accrued allowance, and inventory allowance. The COVID-19 impact on the Company’s business operations and operating results for fiscal 2021 appears to be minimal and appears to be temporary. The Company will continue to monitor and modify the operating strategies.

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

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, (Topic 848). The amendments in Topic 848 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. Topic 848 can be applied by all entities as of the beginning of the interim period that includes March 12, 2020, or any date thereafter, and entities may elect to apply the amendments prospectively through December 31, 2022. The Company did not utilize the optional expedients and exceptions provided by this standard during the year ended September 30, 2021. The Company is evaluating the impact of this standard on its consolidated financial statements and disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable from the Company’s continuing operations consisted of the following:

	As of	As of
	September 30,	September 30,
	2021	2020
Accounts receivable - trade	$24,481,363	$10,612,268
Accounts receivable - related party	49	—
Accounts receivable	24,481,412	10,612,268
Less: allowance for doubtful accounts	(8,094)	(119,199)
Accounts receivable	$24,473,318	$10,493,069

Allowance for doubtful accounts of $8,094 and $119,199 was made for certain accounts receivable as of September 30, 2021 and September 30, 2020, respectively. No allowance for doubtful accounts was deemed necessary for the year ended September 30, 2019 as the Company considered all of the accounts receivable fully collectible. The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. $19.7 million or 80.5% of the September 30, 2021 balance has been subsequently collected as of January 25, 2022. The Company expects to collect the remaining balance of accounts receivable by March 2022.

Note 4 — Advances to suppliers, net

Movement of advances to suppliers from the Company’s continuing operations is as follows:

	As of	As of
	September 30,	September 30,
	2021	2020
Beginning balance	$24,074,122	$13,994,091
Increased during the year	88,407,729	40,371,429
Less: utilized during the year	(47,418,080)	(31,256,382)
Exchange rate difference	1,654,861	964,984
Sub-total	66,718,632	24,074,122
Less: allowance for doubtful accounts	—	(723,655)
Ending balance	$66,718,632	$23,350,467

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). These two Framework Agreements were renewed for another three years in April 2019 upon expiration and were further renewed for another three years in June 2021. Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er. Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for doubtful accounts of nil and $723,655 was made for certain advances to suppliers as of September 30, 2021 and 2020.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Advances to suppliers, net (Continued)

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

As of January 25, 2022, approximately $35.4 million, or 53.1% has been utilized, and the remaining balance is expected to be utilized by September 2022. The Company continuously makes advances to its suppliers on a rolling basis, which typically represent 30% of the total amount of each purchase order. The Company may maintain its outstanding advance payments at a relatively high level going forward because the Company anticipates continuous large orders from its largest customer, China Forestry Group Corporation.

Note 5 — Inventories, net

Inventories, net, from the Company’s continuing operations consisted of the following:

	As of	As of
	September 30,	September 30,
	2021	2020
Raw materials	$1,070,837	$132,393
Packaging materials	56,723	9,941
Finished goods	243,980	—
Inventories	1,371,540	142,334
Less: allowance for inventory reserve	—	(18,442)
Total	$1,371,540	$123,892

Note 6 – Prepayment to acquire a subsidiary

On September 27, 2021, Zhejiang Farmmi Agricultural Supply Chain Co., Ltd., one of our subsidiaries, entered into a Share Transfer Agreement to acquire Jiangxi Xiangbo Agriculture and Forestry Development Co., Ltd., from a third party for a total consideration of RMB70 million (approximately $10.9 million). The Company is required to a prepayment of RMB60 million (approximately $9.3 million) to the seller and pay the remaining RMB10 million (approximately $1.6 million) upon completion of the transaction. The acquisition transaction was completed on October 27, 2021.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Property, plant and equipment, net

Property, plant and equipment from the Company’s continuing operations, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	September 30,	September 30,
	2021	2020
Plant, machinery and equipment	$70,113	$12,351
Transportation equipment	54,362	51,450
Office equipment	21,474	16,711
Sub-total	145,949	80,512
Accumulated depreciation	(66,467)	(41,643)
Total	$79,482	$38,869

Depreciation expense was $22,332, $22,474 and $32,983 for the years ended September 30, 2021, 2020 and 2019, respectively.

Note 8 — Loans

Short-term and long-term loans from the Company’s continuing operations consist of the following:

	As of	As of
	September 30,	September 30,
	2021	2020
Short-term loans
Zhejiang Mintai Commercial Bank (Hangzhou Branch) (1)	$2,172,766	—
Hangzhou United Rural Commercial Bank Co., Ltd. (2)	—	$588,000
Total short-term loans	2,172,766	588,000

Long-term loan
China Resources Shenzhen Investment Trust Co., Ltd. (3)	142,264	—
Total short-term and long-term loans	$2,315,030	$588,000
(1)	The loan in the amount of RMB14 million (equivalent of approximately $2.17 million) from Zhejiang Mintai Commercial Bank (Hangzhou Branch), was facilitated on August 5, 2021 through Nongyuan, a subsidiary of the Company, as working capital for nine months, with the original maturity of July 5, 2022 at an annual effective interest rate of 7.056%.

The loan is guaranteed by Ci Ge Ma Holdings (Hangzhou) Co., Ltd., and Aijiang Wang and is secured by a real property owned by Xinyang Wang, the 100% shareholder of Nongyuan Network.

(2)	The loan in the amount of RMB4 million (equivalent of approximately $0.59 million) from Hangzhou United Rural Commercial Bank Co., Ltd., was facilitated on November 13, 2019 through Farmmi Agricultural, a subsidiary of the Company, as working capital for one year, with the maturity date of November 12, 2020 at an annual effective interest rate of 6.09%. At maturity date, RMB0.6 million (equivalent of approximately $88,200) was repaid, the remaining balance of RMB3.4 million (equivalent of approximately $499,800) was extended to May 10, 2021 at an annual effective interest rate of 6.09%. This loan was fully repaid on May 8, 2021.

The loan was secured by an office property and land use right owned by Zhejiang Tantech Bamboo Technology Co., Ltd., a related party of the Company, of which valued at RMB6.85 million (equivalent of approximately $1 million).

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Loans (Continued)

(3)	The revolving loan in the amount of RMB1 million (equivalent of approximately $155,198) from China Resources Shenzhen Investment Trust Co., Ltd., was facilitated on April 30, 2021 through Farmmi Food, a subsidiary of the Company, as working capital for two years, with the original maturity of April 28, 2023 at an annual effective interest rate of 10.8%. As of September 30, 2021, the outstanding amount of the revolving loan was RMB0.9 million (approximately $142,264).

This revolving loan is guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Food.

Interest expenses amounted to $53,009, $166,089 and nil for the years ended September 30, 2021, 2020 and 2019, respectively.

Note 9 — Convertible notes payable

On November 1, 2018, the Company completed a $7.5 million private placement with an institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), the Company issued and sold to the Buyer an aggregate of $7.5 million of senior convertible notes due on April 1, 2020 (the “Notes”) and warrants (the “Investor Warrants”) to purchase an aggregate of 800,000 of the Company’s ordinary shares, $0.001 par value per share (“Ordinary Shares”). Additionally, the Company issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

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

The Investor Warrants were treated as a discount on the Notes and were valued at $1,496,153. Additionally, the Notes were considered to have an embedded BCF because the effective conversion price was less than the fair value of the Company’s common stock on November 1, 2018. The value of the BCF was $670,618 and was also recorded as a discount on the Notes. Hence, in connection with the issuance of the Notes and the Investor Warrants, together with other issuance costs, the Company recorded a total debt discount of $3,206,932 that was amortized over the term of the Notes. The Company repaid $2.6 million in cash for the Notes and $6.1 million (including principal and interest) was converted into 8,585,702 shares as of June 22, 2020. At September 30, 2020, the Notes balance was Nil.

On March 29, 2021, May 4, 2021 and September 20, 2021, the Company adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $1.15, $0.30 and $0.22 per Ordinary Share according to the terms of these warrants, respectively. The Company recorded $455,364 incremental value from the modification of the warrants’ exerice price during the year ended September 30, 2021. See Note 12.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Convertible notes payable (Continued)

On November 1, 2018, the Company issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

Note 10 – Bank acceptance notes payable

On June 15, 2020, the Company issued RMB22 million (equivalent of approximately $3.23 million) bank acceptance notes to its suppliers facilitated by Hangzhou United Bank for one year, with the maturity date of June 15, 2021. The Company incurred fees of RMB11,000 (equivalent of $1,620) related to the issuance of these bank acceptance notes. As of June 15, 2021, these bank acceptance notes were fully paid.

These bank acceptance notes were secured by restricted cash of RMB11 million (equivalent of approximately $1.62 million) which was subsequently used for repayment of bank acceptance notes and were also secured by the real property and land use right owned by a related party, Xinyang Wang, the 100% shareholder of Nongyuan Network.

Note 11 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of related Party	Relationship to the Company	Nature of transactions
Forasen Group Co., Ltd. ("Forasen Group")	Owned by Mr Zhengyu Wang, the Chairman of Board of Directors of the Company	Purchases from the Company; leases factory building to the Company; provides the real property and land use right as additional security for a bank loan.
Zhejiang Tantech Bamboo Technology Co., Ltd.	Under common control of Mr Zhengyu Wang and Ms Yefang Zhang, CEO of the Company

Lease factory building to the Company; purchases from the Company; provide guarantee for the Company's short-term loan; provide an office property and land use right as additional security for the Company's short-term bank loan.

Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Mr Zhengyu Wang	Purchase from the Company.
Zhejiang Forasen Asset Management Co., Ltd.	Controlled by Mr. Zhengyu Wang and CEO Ms. Yefang Zhang	Purchase from the Company
Hangzhou Forasen Technology Co., Ltd	Controlled by Mr. Zhengyu Wang	Sublease of office space from the Company.
FarmNet Limited	Controlled by CEO Ms. Yefang Zhang	Advances to the Company
Yefang Zhang	CEO of the Company	Provide a working capital loan.
Xinyang Wang	Shareholder of Nongyuan Network	Provide the real property and land use right as additional security for the issuance of bank acceptance notes by Nongyuan Network. Provide a real property as additional security for a short-term bank.
Dehong Zhang	CEO of the Company, Yefang Zhang's brother	Provide a guarantee as an additional security for a revolving loan.
Zhejiang Forasen Zhutan Co., Ltd.	Controlled by CEO Ms. Yefang Zhang	Purchase from the Company.
Hangzhou Xinying Industrial Co., Ltd.	Controlled by Mr. Zhengyu Wang and CEO Ms. Yefang Zhang	Purchase from the Company.
Hangzhou Carbon Technology Co., Ltd.	Controlled by CEO Ms. Yefang Zhang	Purchase from the Company.
Shenzhen Daliniu New Energy Car Rental Co., Ltd	A subsidiary of non-controlling interest	Purchase from the Company.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Related party transactions (Continued)

Due to related parties from the Company’s continuing operations consisted of the following:

	As of	As of
	September 30,	September 30,
	2021	2020
Yefang Zhang	$—	$1,714,811
Farmnet	54,600	—
Zhejiang Tantech Bamboo Technology Co., Ltd.	3,032	—
Total	$57,632	$1,714,811

As of September 30, 2021 and 2020, the balance of due to related parties mainly consisted of advances from the Company’s principal shareholder for working capital purposes during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the years ended September 30, 2021, 2020 and 2019, the Company recorded sales to related parties of $1,952, $7,200 and $16,323, respectively.

Operating lease from related parties

In October 2009, the Company entered into a lease agreement with Forasen Group for leasing the factory building. The lease term was 10 years with monthly rent of RMB22,400 (equivalent of $3,293). The lease agreement was renewed in October 2019 for another 10 years with the same monthly rent. This lease agreement was terminated on July 31, 2020.

In July 2020, the Company entered into a lease agreement with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building. The lease term is 10 years with annual rent of RMB459,360 (equivalent of $67,526). This lease agreement was terminated on July 13, 2021.

In July 2021, the Company entered into a lease agreement with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building. The lease term is 10 years with annual rent of RMB459,360 (equivalent of $71,292).

In August 2020, the Company entered into a one-year lease agreement with Forasen Group for leasing a processing facility, with monthly rent of RMB 9,200 (equivalent of $1,313). This lease agreement was not renewed upon maturity.

Sublease to a related party

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB283,258 (equivalent of $41,639).

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 8). The Company’s related parties also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 8) and bank acceptance notes (see Note 10).

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Equity

Common stock

On September 12, 2020, the authorized share capital of the Company was increased from 20,000,000 ordinary shares of $0.001 par value each to 200,000,000 ordinary shares of $0.001 par value each.On July 22, 2021, the authorized share capital of the Company was increased from 200,000,000 ordinary shares of $0.001 par value each to 600,000,000 ordinary shares of $0.001 par value each.

During the year ended September 30, 2021, the Company issued 7,439,886 ordinary shares at $1.15 per ordinary share for a gross proceeds of $8,555,869 and offering costs of $808,967 in April 2021, 161,000,000 ordinary shares at $0.30 per ordinary share for a gross proceeds of $48.3 million and offering costs of $4,215,831 in May 2021, 93,111,717 ordinary shares at $0.22 per ordinary share and 275,150,000 warrants without expiry date at $0.2199 per warrant at an exercise price of $0.0001 for a gross proceeds of $81,009,763 and offering costs of $6,811,246 in September 2021 to the investors. The net proceeds from the issuance of ordinary shares and warrants were $126,010,538 and $19,050, respectively. Each warrant is exercisable for one ordinary share of the Company. During the year ended September 30, 2021, 275,150,000 warrants were exercised for 275,114,477 common stock of the Company for a total proceed of $19,050.

Warrants

A summary of the status of the Company’s outstanding warrants as of September 30, 2021 and 2020 and changes during the years then ended are presented below:

				Weighted
		Weighted		average
	Number	average	Total	remaining
	of	exercise	intrinsic	contractual
	warrants	price	value	life (in years)
Outstanding as of September 30, 2019	919,808	$6.62	$1,232,543-	3.1
Issued	692,886	$2.00	455,365	2.6
Outstanding as of September 30, 2020	1,612,694	$2.00	1,059,862	2.1
Issued	275,150,000	$0.0001	127,229,360	—
Exercised	(275,150,000)	$0.0001	(127,229,360)	—
Outstanding as of September 30, 2021	1,612,694	$0.22	$391,078	1.1
Warrants exercisable as of September 30, 2021	1,612,694	$0.22	$391,078	1.1

On March 29, 2021, May 4, 2021 and September 20, 2021, the Company adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $1.15, $0.30 and $0.22 per Ordinary Share according to the terms of these warrants, respectively. The Company measured the modified warrants of each date and recognized a fair value totaled of $455,264.

The fair value of the warrants has been estimated using Black-Scholes option pricing model. Inherent in the assumptions related to expected stock price volatility, expected life, risk-free interest rate and dividend yield as presented below:

	For the Years Ended September 30,
	2021			2020			2019
Exercise price	$0.22	-	$0.30	$2.00	-	$7.183	$6.53	-	$7.183
Stock Price	$0.21	-	$1.08	$0.68	-	$0.72			$5.50
Term (in years)	1.14	-	1.59	2.31	-	2.64			4.00
Volatility	108.36%	-	146.04%	99.55%	-	113.25%			72.57%
Risk-free interest rate	0.06%	-	0.14%	0.16%	-	0.58%			2.94%
Dividend yield			—			—			—

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Equity (Continued)

Warrants (Continued)

The fair value of the Investor Warrants and Placement Agent Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include (1) risk-free interest rate of 2.94% at the date of grant, (2) expected warrant life of 4 years, (3) expected volatility of 72.57%, and (4) expected dividend yield of 0.

Share incentive plan

The Company established a pool for shares and share options for employees. This pool contains shares and options to purchase 1,168,000 ordinary shares, equal to 10% of the number of ordinary shares outstanding at the conclusion of the initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, the Company may grant shares or options in any percentage determined for a particular grant. Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of ordinary shares on the date of grant. For the year ended September 30, 2021, 596,600 ordinary shares were issued to four employees and $805,410 was accounted as share-based compensation expense in general and administration expenses. As of September 30, 2021, the remaining ordinary shares available to be issued are 571,400.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2021 and September 30, 2020, the balance of the required statutory reserves was $973,555 and $972,092, respectively.

Noncontrolling interest

The Company’s noncontrolling interest of 3.85%in Forest Food consists of the following:

	As of	As of
	September 30,	September 30,
	2021	2020
Paid-in capital	$107,461	$107,461
Additional paid-in capital	807,953	807,953
Foreign currency translation gain (loss) attributed to noncontrolling interest	14,588	(33,828)
Net loss attributed to noncontrolling interest	(13,496)	(11,520)
Total noncontrolling interest	$916,506	$869,981

Note 13 — Taxes

Corporation income tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

FAMI is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes (Continued)

Corporation income tax (“CIT”) (Continued)

Farmmi International is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

In China the Corporate Income Tax Law generally applies an income tax rate of 25% to all enterprises. Farmmi Agricultural and Farmmi Supply Chain and are subject to corporate income tax at a statutory rate of 25% on net income reported after certain tax adjustments. Nongyuan Network, Farmmi Technology, Farmmi E-Commerce and Farmmi Biotech are approved by local government as small-scaled minimal profit enterprises. Once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. FLS Mushroom, Nongyuan Network, Farmmi Agricultural, Farmmi Technology, Farmmi Food, Farmmi Biotech and Farmmi Supply Chain are entities with primary operating activities. Farmmi Enterprise, Farmmi Ecology and Farmmi Holdings are holding companies with no activities. Farmmi E-commenrce, Farmmi Medical Health, Farmmi Health Development, Yitang Mediservice and Yiting Meditech are dormant companies with no activities.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant special tax treatment to local enterprises as a way to encourage specific agricultural industry and stimulate local economy. FLS Mushroom and Farmmi Food are engaged in agricultural industry and their income are tax exempted. Nongyuan Network, Farmmi Technology, Farmmi E-Commerce and Farmmi Biotech are subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises. Net income of $4.02 million, $3.84 million and $3.59 million was exempt from income tax for the years ended September 30, 2021, 2020 and 2019, respectively. The estimated tax savings as the result of the tax break for the years ended September 30, 2021, 2020 and 2019 amounted to $1,004,365, $960,097 and $898,597, respectively. Per share effect of the tax exemption were $0.01, $0.06 and $0.08 for the years ended September 30, 2021, 2020 and 2019, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended September 30, 2021, 2020 and 2019:

	For the years ended September 30,
	2021	2020	2019
Statutory PRC income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemption (a)	(41.01)%	(27.49)%	(25.34)%
Favorable tax rate impact (a)	(0.33)%	(1.46)%	0.58%
Permanent difference	(8.18)%	0.00%	0.26%
Changes of deferred tax assets valuation allowances	1.96%	5.27%	0.48%
Non-PRC entities not subject to PRC income tax	23.61%	2.84%	(13.48)%
Total	1.05%	4.16%	(12.50)%
(a)	FLS Mushroom and Farmmi Food are engaged in agricultural industry and their income are tax exempted. Nongyuan Network, Farmmi Technology, Farmmi E-Commerce and Farmmi Biotech are subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Taxes (Continued)

Corporation income tax (“CIT”) (Continued)

The provision for income tax from the Company’s continuing operations consists of the following:

	For the years ended September 30,
	2021	2020	2019
Current	$25,571	$16,753	$(29,813)
Deferred	—	—	—
Total	$25,571	$16,753	$(29,813)

Components of deferred tax assets from the Company’s continuing operations are as follows:

	September 30,	September 30,
	2021	2020
Net operating loss carryforwards	$13,569	$—
Valuation allowance	(13,569)	—
Total	$—	$—

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax basis and U.S. GAAP. Farmmi Agricultural had a cumulative net operating loss of approximately $54,000 as of September 30, 2021, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a full valuation allowance of $13,569 was recorded against the gross deferred tax asset balance at September 30, 2021. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that Farmmi Agricultural will not generate sufficient future taxable income to utilize the net operating loss.

Note 14 — Concentration of major customers and suppliers

For the year ended September 30, 2021, two major customers accounted for approximately 64% and 14% of the Company’s total sales, respectively. For the years ended September 30, 2020 and 2019, one major customer accounted for approximately 63% and 64% of the Company’s total sales, respectively. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2021, two major customers accounted for approximately 75% and 18% of the Company’s accounts receivable balance, respectively. As of September 30, 2020, one major customer accounted for approximately 94% of the Company’s accounts receivable balance.

For the year ended September 30, 2021, four major suppliers accounted for approximately 37%, 20%, 18% and 16% of the total purchases, respectively. For the year ended September 30, 2020, two major suppliers accounted for approximately 41% and 39% of the total purchases, respectively. For the year ended September 30, 2019, two major suppliers accounted for approximately 50% and 40% of the total purchases, respectively.

As of September 30, 2021, four major suppliers accounted for approximately 32%, 28%, 24% and 16% of the Company’s advances to suppliers balance. As of September 30, 2020, two major suppliers accounted for approximately 45% and 44% of the Company’s advances to suppliers balance.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Leases

Effective October 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842) using the alternative transition approach which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Upon adoption, the Company recorded operating lease right-of-use assets and corresponding operating lease liabilities of $852,041 and $852,041, respectively with no impact on retained earnings. Financial position for reporting periods beginning on or after October 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

As of September 30, 2021 and 2020, the remaining average lease term was an average of 7.9 years and 2.8 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 9.3% per annum and 3.95% per annum, as of September 30, 2021 and September 30, 2020, respectively.

Supplemental balance sheet information related to operating leases from the Company’s continuing operations was as follows:

	As of	As of
	September 30, 2021	September 30, 2020
Right-of-use assets under operating leases	$776,665	$278,396

Operating lease liabilities, current	155,532	94,516
Operating lease liabilities, non-current	605,793	154,372
Total operating lease liabilities	$761,325	$248,888

As of September 30, 2021, maturities of operating lease liabilities from the Company’s continuing operations were as follows:

As of
Twelve months ending September 30,	September 30, 2021
2022	$236,272
2023	156,079
2024	91,611
2025	91,611
2026	91,611
Thereafter	439,622
Total future minimum lease payments	1,106,806
Less: imputed interest	(345,481)
Total	$761,325

Note 16 — Segment reporting

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

The following table presents revenue by major product categories (from third parties and related party) from the Company’s continuing operations for the years ended September 30, 2021, 2020 and 2019, respectively:

	For the years ended September 30,
	2021	2020	2019
Shiitake	$20,494,362	$15,098,877	$15,959,742
Mu Er	16,524,723	12,082,365	11,398,566
Other edible fungi and other agricultural products	2,270,866	1,182,721	1,284,985
Total	$39,289,951	$28,363,963	$28,643,293

All of the Company’s long-lived assets are located in PRC. As the Company generates all of its revenue in PRC, no geographical segments are presented.

Note 17 – Disposition of a subsidiary

1.	On September 27, 2021, an agreement was signed to divest 100% interest in Forest Food to a third party for total cash consideration of RMB18.2 million (approximately $2.82 million) on October 1, 2021. As of September 30, 2021, the net assets of Forest Food were RMB17.7 million (approximately $2.75 million), the gain of disposal of discontinued operations was RMB0.48 million (approximately $74,000). The divestment was completed on October 1, 2021. The Company received the whole proceed of disposal on November 5, 2021.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Disposition of a subsidiary (Continued)

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale in the consolidated balance sheet as of September 30, 2021 and September 30, 2020.

	As of	As of
	September 30,	September 30,
	2021	2020
Carrying amounts of major classes of assets held for sale:
Cash	$10,610	66,245
Accounts receivable, net	168,203	265,050
Advances to suppliers	—	21,385
Due from related parties	3,913,260	—
Inventories	—	459,747
Other receivables	27,074	20,032
Property, plant and equipment	173,289	227,026
Operating lease right-of-use assets, net	—	544,642
Total assets of disposal group	$4,292,436	$1,604,127

Carrying amounts of major classes of liabilities held for sale:
Short-term bank loan	$1,299,104	$1,470,000
Accounts payable	181,391	396,515
Other current liabilities	61,828	107,557
Operating lease liabilities – current		44,334
Operating lease liabilities – non-current		514,830
Total liabilities of disposal group	$1,542,323	$2,533,236

The following is a reconciliation of the amounts of major classes of operations classified as discontinued operations in the consolidated statements of operations and other comprehensive income (loss) for the years ended September 30, 2021 and 2020.

	For the years ended September 30,
	2021	2020
Revenue	$2,022,846	$1,803,816
Cost of revenues	(1,783,156)	(1,490,702)
Gross profit	239,690	313,114
Operating expenses	(221,586)	(479,182)
Income from operations	18,104	(166,068)
Other expenses	(69,875)	(79,201)
Income before income taxes	(51,771)	(245,269)
Provision for income taxes	419	(18,578)
Net loss from discontinued operations, net of tax	$(51,352)	$(263,847)

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Subsequent events

1.

On November 5, 2021, one of the Company’s subsidiaries singed an Equity Transfer Framework Agreement to acquire 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd., from four third parties for a total consideration of RMB509.6 million (approximately $79.8 million). The acquisition transaction was completed on November 5, 2021.

2.	On November 23, 2021, the Company incorporated Shanghai Zhongjian Yiting Healthcare Technology Partnership (Limited Partnership).
3.	On January 10, 2022, the Company incorporated Lishui Yifeng Healthcare Technology Co., Ltd.

4.On Januray 10, 2022, the Company incorporated Lishui Yilong Enterprise Management Co., Ltd.

Note 19 — Condensed financial information of the parent company

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

The Company did not pay any dividend for the periods presented. As of September 30, 2021 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Condensed financial information of the parent company (continued)

Farmmi, Inc.

Parent Company Balance Sheets

	As of	As of
	September 30,	September 30,
	2021	2020
Assets
Current assets
Cash	$522,915	$2,122
Other receivables	125,081	—
Total current assets	647,996	2,122

Non-current assets
Investment in subsidiaries	160,199,022	30,217,865
Total assets	$160,847,018	$30,219,987

Liabilities and Shareholders’ Equity

Current liabilities
Due to related parties	54,600	1,894,811
Other current liabilities	—	40,000
Total liabilities	$54,600	$1,934,811

Commitments and contingencies

Shareholders’ equity
Common stock, $0.001 par value, 600,000,000 shares authorized, 557,780,383 shares issued and outstanding at September 30, 2021; and 200,000,000 shares authorized, 20,517,703 shares issued and outstanding at September 30, 2020	557,781	20,518
Additional paid-in capital	147,088,227	20,335,228
Retained earnings	13,146,410	7,929,430
Total shareholders’ equity	160,792,418	28,285,176

Total liabilities and shareholders’ equity	$160,847,018	$30,219,987

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Condensed Financial Information of the Parent Company (Continued)

Farmmi, Inc.

Parent Company Statements of Operations

	For the years ended September 30,
	2021	2020	2019
Operating expenses:
General and administrative expenses	$(2,031,506)	$(602,518)	$(619,325)

Other expenses
Interest expenses	—	(135,865)	(1,087,775)
Amortization of debt issuance costs	—	(1,093,440)	(2,113,492)
Other expenses	(5,672)	(646)	(907)

Loss from operations	(2,037,178)	(1,832,469)	(3,821,499)
Equity in income of subsidiaries and VIE	4,395,592	2,656,075	3,514,062

Net income (loss) attributable to Farmmi, Inc.	$2,358,414	$823,606	$(307,437)

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Condensed financial information of the parent company (continued)

Farmmi, Inc.

Parent Company Statements of Cash Flows

	For the years ended September 30,
	2021	2020	2019
Cash flows from operating activities
Net income	$2,358,414	$823,606	$(307,437)
Adjustments to reconcile net income to net cash used in operating activities
Equity in earnings of subsidiary	(4,395,592)	(2,656,075)	(3,514,062)
Accrued interest expense for convertible notes	—	135,867	1,087,774
Amortization of deferred financing costs	—	1,093,440	2,113,492
Share-based compensation	1,260,674	—	—
Other current assets	(125,081)	—	—
Other current liabilities	(40,000)	40,000	(47,224)
Net cash used in operating activities	(941,585)	(563,162)	(667,457)

Cash flows from investing activities
Investing in subsidiaries	(122,726,999)	688,060	(5,999,297)
Net cash (used in) provided by investing activities	(122,726,999)	688,060	(5,999,297)

Cash flows from financing activities
Net proceeds from stock issuance	126,029,588	—	—
Payments of deferred financing costs	—	—	(716,318)
Gross proceeds from issuance of convertible note	—	—	7,500,000
Proceeds from advances from related parties	298,297	—	—
Repayment of advances from related parties	(2,138,508)	(758,071)	(87,800)
Net cash provided by (used in) financing activities	124,189,377	(758,071)	6,695,882

Net increase (decrease) in cash and restricted cash	520,793	(633,173)	29,128

Cash and restricted cash, beginning of year	2,122	635,295	606,167

Cash and restricted cash, end of year	$522,915	$2,122	$635,295