Form 20-F
period 2022-09-30
Farmmi, Inc.
filed 2023-02-13
CIK 1701261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

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

Lingge Wu, Chief Financial Officer

+86-0578-82612876

wlg@farmmi.com

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.025 par value per share	FAMI	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,906,985 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes   ☒ No

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

Item 3. Key Information

Our Corporate Structure and the Operations of Our PRC Subsidiaries and Consolidated Entities

Farmmi, Inc. (the “Farmmi,” “we,” “our” or “us”) is not a PRC operating company but a holding company incorporated in the Cayman Islands (“Cayman”). As a holding company, we conduct most of our operations through our subsidiaries based in mainland China, or PRC. In addition, we also sell our products through online and e-commerce channels. PRC laws and regulations restrict and impose conditions on foreign investment in internet based, value-added telecommunication services, mobile application services and certain other businesses. Accordingly, we operate our online and e-commerce sales in China mainly through our consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, consolidated affiliated entities and their nominee shareholder to control the business operations. Those affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman holding company, or our investors, own equity. Such structure and the contractual arrangements are designed to enable Farmmi to have power to direct significant activities of those entities and to receive economic benefits from these entities where PRC law prohibits, restricts or imposes conditions on direct foreign investment in such entities.

Our consolidated affiliated entities have been treated as Variable Interest Entities under the Statement of Financial Accounting Standards Board Accounting Standards Codification 810 Consolidation and we are regarded as the primary beneficiary of our consolidated affiliated entities, or VIEs. Accordingly, we treat our VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Our subsidiaries, our VIEs and the shareholder of VIEs have entered into a series of contractual agreements. These contractual arrangements enable us to: (a) receive the economic benefits that could potentially be significant to our consolidated affiliated entities in consideration for the services provided by our subsidiaries; (b) exercise effective control over our consolidated affiliated entities; and (c) hold an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law. The contractual arrangements among our subsidiaries, our VIEs and their shareholder generally include shareholder voting rights proxy agreements, exclusive equity purchase option agreements, technologies, management and consulting services agreements, and equity interest pledge agreements. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these affiliated companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company-B. Business Overview;” and “Item 4. Information on the Company-C. Organizational Structure.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman holding company, to enforce these contractual arrangements. Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China.”

The following diagram illustrates our Company’s organizational structure as of the date of this annual report:

There are significant legal and operational risks associated with conducting a substantial portion of our operations in mainland China, including those changes in the legal, political, and economic policies of the PRC government, the relations between China and the United States, or PRC or U.S. regulations may materially and adversely affect our business, financial condition, results of operations, and the market price of our common shares. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless. Recent statements made and regulatory actions undertaken by the PRC government, including the recent enactment of China’s Data Security Law, as well as our obligations to comply with China’s new Cybersecurity Review Measures (which became effective on February 15, 2022), regulations and guidelines relating to the multi-level protection scheme, Personal Information Protection Law, or PIPL, and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments or continue to be listed on a U.S. or foreign stock exchange.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries and VIEs, or PRC entities. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of our PRC entities is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our PRC entities has obtained a valid business license from the local SAMR, and no application for any such license has been denied. Our PRC entities are also required to obtain certain licenses and permits. Among our PRC entities, Farmmi Food and Farmmi Biotech are required to obtain food business licenses pursuant to the PRC Food Safety Law. Prior to April 2021, Nongyuan Network was required to made, and had made, a record filing with the competent telecommunications authority as a non-operational Internet Content (ICP) Provider and has received the ICP License. As of the date of this report, as advised by our PRC legal counsel, Zhengbiao Law Firm, we and our PRC entities have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries or VIEs to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries or VIEs do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

On July 10, 2021, the CAC published a revised draft revision to the Cybersecurity Review Measures for public comment, or the Revised Cybersecurity Measures. Under these measures, an operator having more than one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they concern or potentially pose risks to national security. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the CAC, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and other government agencies jointly issued the final version of the Revised Measures for Cybersecurity Review, or the Measures, which took effect on February 15, 2022 and replaced the previously issued Revised Cybersecurity Review Measures. Under the Measures, an “online platform operator” in possession of personal data of more than one million users must apply for a cybersecurity review if it intends to list its securities on a foreign stock exchange. The operators of critical information infrastructure and the online platform operators (collectively, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Pursuant to the Measures, we believe we are not subject to the cybersecurity review by the CAC, given that (i) we possess personal information of a relatively small number of users in our business operations as of the date of this report, significantly less than one million users; and (ii) data processed in our business does not have a bearing on national security and thus shall not be classified as core or important data by the PRC authorities. We don’t believe that we are an Operator within the meaning of the Measures, nor do we control more than one million users’ personal information, and as such, we should not be required to apply for a cybersecurity review under the Revised Measures. Further, an expert interpretation of the Measures published at the CAC’s website on February 17, 2022 indicated no application review is required for operators that have been listed abroad before the implementation of the Revised Cybersecurity Measures. However, the Measures were just recently released and there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. Whether the data processing activities carried out by traditional enterprises (such as food, medicine, manufacturing, and merchandise sales enterprises) are subject to such review and the scope of the review remain to be further clarified by the regulatory authorities in the subsequent implementation process.

The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in China, including adopting new measures to extend the scope of cybersecurity reviews, cracking down on illegal activities in the securities market, and expanding the efforts in anti-monopoly enforcement. The PRC government is increasingly focused on data security. In July 2021, the CAC opened cybersecurity probes into several U.S.-listed technology companies focusing on anti-monopoly regulation, and how companies collect, store, process and transfer data. On November 14, 2021, the CAC published the Draft Regulations on Network Data Security Management for public comments, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the Draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, would be required to carry out an annual data security review and comply with the relevant reporting obligations. As of the date of this report, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties. We have been closely monitoring the regulatory development in China, particularly regarding the requirements of approvals, annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we cannot assure our investors that we will be able to obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and/or securities offerings. The PRC regulatory requirements with respect to cybersecurity and data security are constantly evolving and can be subject to varying interpretations and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with these cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations.

On December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Overseas Listing Rules, which are currently published for public comments only. According to the Draft Overseas Listing Rules, all China-based companies applying for overseas securities issuance, listing and post-listing capital operations shall be subject to statutory procedures, such as filing and information reporting requirement. After making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (a) if the securities offerings and listings are prohibited by applicable PRC laws and rules; (b) if securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by PRC authorities; (c) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies or other items; (d) if a PRC company or its controlling shareholders or de facto controllers have committed certain crimes, under investigation for suspicion of major violations in the prior three years; (e) if any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are under investigations for crimes or major violations; or (f) other circumstances as provided. The Draft Administrative Provisions further provide that a fine between RMB 1 million and RMB 10 million may be imposed if a company fails to fulfil the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Overseas Listing Rules. In the case of severe violations, an order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. Overseas issuance and listings subject to the Draft Overseas Listing Rules include direct and indirect issuance and listings. We believe that the listing of our shares on Nasdaq Capital Market would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Rules and would be required to complete the filing procedures and submit the relevant information to CSRC if the final rules are promulgated as proposed in the current Draft Overseas Listing Rules. As of the date of this report, such rules have not become effective. In addition, after the rules take effect, we would only need to submit the filing materials and no CSRC approval would be required under the rules. Because we are relying on advice of PRC counsel, there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from a governmental agency that is required to approve of our operations and/or listings. In the event that a government approval is required, we cannot assure our investor that we will be able to receive clearance in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our common shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China.”

Cash Flows through Our Organization

Farmmi is a holding company with no operations of its own. We conduct our operations principally in China through our subsidiaries. As a result, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. As of the date of this report, none of our subsidiaries has issued any dividends or distributions to us and we have not made any dividends or distributions to our shareholders. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business.

Current PRC regulations permit our subsidiary in mainland China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under our current corporate structure, we rely on dividend payments or other distributions from our subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive funds from our subsidiaries, we may be unable to pay cash dividends on our common shares.

Cash dividends, if any, on our common shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of common shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC resident enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in a PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot be certain that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries. As of the date of this report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Our Hong Kong subsidiaries intend to apply for the tax resident certificate when our subsidiaries in mainland China plan to declare and pay dividends to their Hong Kong parent companies.

As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and prior to the dismantling of our PRC consolidated affiliated entities only through loans to our former consolidated affiliated entities, subject to satisfaction of applicable government registration and approval requirements.

For the fiscal years ended September 30, 2020, the Company provide working capital loans of $10.2 million in aggregate to our subsidiaries.

For the fiscal years ended September 30, 2021, the Company provided working capital loans of $132.9 million in aggregate to our wholly owned subsidiaries.

For the fiscal years ended September 30, 2022, the Company provided working capital loans of $140.4 million in aggregate to our wholly owned subsidiaries.

We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As of the date of this report, we do not anticipate any difficulties on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange. Our current auditor is based in the U.S. and has been inspected by the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, in the future, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, our investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended September 30, 2022, 2021 and 2020 and the selected consolidated balance sheets data as of September 30, 2022 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of September 30, 2020, 2019 and 2018 have been derived from our audited consolidated balance sheets as of September 30, 2020 and 2019, which are not included in this annual report. The selected consolidated statements of operations data for the years ended September 30, 2019 and 2018 have been derived from our audited consolidated financial statements for the year ended September 30, 2019, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars)

Statements of operations data:

	For the Years Ended September 30,
	2022	2021	2020	2019	2018
Revenues	$99,213,379	$39,289,951	$28,363,963	$28,643,293	$26,497,035
Gross Profit	5,438,086	5,109,281	4,651,422	5,079,202	4,548,372
Operating expenses	(4,495,718)	(2,256,405)	(2,384,339)	(2,058,855)	1,495,154
Income from operations	942,368	2,852,876	2,267,083	3,020,347	3,053,218
Provision for income taxes	118,367	(25,571)	(16,753)	(29,813)	(9,063)
Net income from continuing operations	2,223,979	2,407,790	1,077,302	(218,279)	3,041,219
Net income (loss) from discontinued operations, net of tax	-	(51,352)	(263,847)	(92,725)	188,046
Net income (loss)	$2,223,979	$2,356,438	$813,455	$(311,004)	$3,229,265
Earnings (loss) per share, basic
Continuing operations	0.10	0.59	1.66	(0.45)	6.80
Discontinued operations	-	(0.01)	(0.41)	(0.19)	0.42
Earnings (loss) per share, diluted
Continuing operations	0.10	0.58	1.66	(0.45)	6.29
Discontinued operations	-	(0.01)	(0.41)	(0.19)	0.39
Weighted average ordinary share outstanding, basic (1)	23,247,874	4,113,700	649,794	487,354	446,948
Weighted average ordinary share outstanding, diluted (1)	23,247,874	4,178,208	649,794	487,354	483,740

_________

1. On May 31, 2022, the Company consolidated its ordinary shares at the ratio of one-for-twenty-five. The weighted average ordinary shares had been retrospectively adjusted from 2018 to reflect the consolidation of ordinary shares.

Balance sheets data

	2022	2021	2020	2019	2018
Current assets	$153,254,380	$155,305,536	$37,022,171	$29,705,028	$21,339,634
Total assets	$163,782,853	$165,686,901	$38,191,746	$30,482,631	$22,075,997
Current liabilities	$8,289,321	$4,146,426	$8,367,387	$8,145,080	$2,221,900
Total liabilities	$9,098,762	$4,894,483	$9,036,589	$8,145,080	$2,862,355
Total shareholders' equity (net assets)	$154,684,091	$160,792,418	$29,155,157	$21,498,503	$18,338,270

Selected Consolidated Financial Schedule

The tables below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the fiscal years ended September 30, 2022, 2021 and 2020.

	For the year ended September 30, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$64,795,082	$9,111,073	$25,307,224	-	$99,213,379
Cost of revenues	(60,272,018)	(9,053,547)	(24,449,728)	-	(93,775,293)
Gross profit	4,523,064	57,526	857,496	-	5,438,086
Operating expenses	(782,009)	(50,344)	(701,516)	(2,961,849)	(4,495,718)
Income (loss) from operations	3,741,055	7,182	155,980	(2,961,849)	942,368
Other income (expenses)	560,497	20,510	213,771	368,466	1,163,244
Income (loss) before income taxes	4,301,552	27,692	369,751	(2,593,383)	2,105,612
Provision for income taxes	114,801	9,182	(5,616)	-	118,367
Net income (loss)	$4,416,353	$36,874	$364,135	($2,593,383)	$2,223,979

	For the financial year ended September 30, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Revenues from continuing operations	$33,068,045	$762,771	$5,459,135	$-	$39,289,951
Cost of revenues from continuing operations	(28,847,801)	(742,933)	(4,589,936)	-	(34,180,670)
Gross profit from continuing operations	4,220,244	19,838	869,199	-	5,109,281
Operating expenses	588,892	(8,940)	(804,851)	(2,031,506)	(2,256,405)
Income (loss) from operations	4,809,136	10,898	64,348	(2,031,506)	2,852,876
Other expenses	(391,819)	(19,990)	(2,033)	(5,673)	(419,515)
Income (loss) before income taxes	4,417,317	(9,092)	62,315	(2,037,179)	2,433,361
Provision for income taxes	(8,085)	-	(17,486)	-	(25,571)
Net income (loss) from continuing operations	$4,409,232	$(9,092)	$44,829	$(2,037,179)	$2,407,790

		For the financial year ended September 30, 2020
	Other
	that is the	WFOE
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Revenues from continuing operations	$23,805,109	$-	$4,558,854	$-	$28,363,963
Cost of revenues from continuing operations	(19,899,410)	-	(3,813,131)	-	(23,712,541)
Gross profit	3,905,699	-	745,723	-	4,651,422
Operating expenses	(921,258)	(6,956)	(853,607)	(602,518)	(2,384,339)
Income (loss) from operations	2,984,441	(6,956)	(107,884)	(602,518)	2,267,083
Other expenses	86,810	(30,215)	327	(1,229,950)	(1,173,028)
Income (loss) before income taxes	3,071,251	(37,171)	(107,557)	(1,832,468)	1,094,055
Provision for income taxes	(10,948)	-	(5,805)	-	(16,753)
Net income (loss) from continuing operations	$3,060,303	$(37,171)	$(113,362)	$(1,832,468)	$1,077,302

The tables below disaggregated the Consolidated Balance Sheets of the Company into loss) FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated as of the fiscal years ended September 30, 2022 and 2021.

	As of September 30, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Intercompany receivables	$163,676,919	$114,994,912	-	$140,445,311	-
Current assets excluding intercompany receivables	$91,926,232	$33,986	$57,133,125	$4,161,037	$153,254,380
Current assets	$255,603,151	$115,028,898	$57,133,125	$144,606,348	$153,254,380
Investment in subsidiaries	-	$40,424,517	-	-	-
Non-current assets excluding investment in subsidiaries	$10,500,217	$8,484	$19,772	-	$10,528,473
Non-current assets	$10,500,217	$40,433,001	$19,772	-	$10,528,473
Total assets	$266,103,368	$155,461,899	$57,152,897	$144,606,348	$163,782,853
Intercompany payables	$255,440,223	$109,255,668	$54,420,549	$702	-
Current liabilities excluding intercompany payables	$590,393	$226,814	$1,789,357	$5,682,757	$8,289,321
Current liabilities	$256,030,616	$109,482,482	$56,209,906	$5,683,459	$8,289,321
Non-current liabilities	$657,734	$151,707	-	-	$809,441
Total liabilities	$256,688,350	$109,634,189	$56,209,906	$5,683,459	$9,098,762
Total shareholders' equity (net assets)	$9,415,018	$45,827,710	$942,991	$138,922,889	$154,684,091

		As of September 30, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary of	VIE and its		Consolidated
	consolidated	the VIE	subsidiaries	FAMI	total
Intercompany receivables	$10,263,832	$16,147,194	$582,137	$134,585,007	$-
Current assets excluding intercompany receivables	$141,332,281	$6,658,940	$6,666,318	$647,997	$155,305,536
Current assets	$151,596,113	$22,806,134	$7,248,455	$135,233,004	$155,305,536
Investment in subsidiaries	$-	$9,016,979	$-	$-	$-
Non-current assets excluding investment in subsidiaries	$10,126,547	$-	$254,818	$-	$10,381,365
Non-current assets	$10,126,547	$9,016,979	$254,818	$-	$10,381,365
Total assets	$161,722,660	$31,823,113	$7,503,273	$135,233,004	$165,686,901
Intercompany payables	$151,314,338	$4,809,089	$3,785,283	$1,669,460	$-
Current liabilities excluding intercompany payables	$1,682,220	$1,415	$2,408,191	$54,600	$4,146,426
Current liabilities	$152,996,558	$4,810,504	$6,193,474	$1,724,060	$4,146,426
Non-current liabilities	$691,808	$-	$56,249	$-	$748,057
Total liabilities	$153,688,366	$4,810,504	$6,249,723	$1,724,060	$4,894,483
Total shareholders’ equity (net assets)	$8,034,294	$27,012,609	$1,253,550	$133,508,944	$160,792,418

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

	For the years ended September 30,
	2022	2021	2020
Period Ended RMB exchange rate	$0.1406	$0.1552	$0.1470
Period Average RMB exchange rate	$0.1521	$0.1540	$0.1427

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

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including COVID-19. Although the impact of COVID-19 was temporary on our business and operations in 2021 due to some shutdowns in China, any outbreak of contagious diseases in the future, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to our operations, as well as temporary closures of our facilities and ports or the facilities of our customers and third-party service providers. Any disruption or delay of our customers or third-party service providers would likely impact our operating results and the ability of the Company to continue as a going concern. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that could affect demand for our products and significantly impact our operating results.

The COVID-19 has had a significant impact on our operations for the year ended September 30, 2020 and had temporarily impact on our operations for the years ended September 30, 2021 and 2022.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, logistics service providers or distributors as a result of the impact from COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as raw material scarcity, pandemics, government shutdowns, disruptions in logistics, supplier capacity constraints, adverse weather conditions, natural disasters, fire, terrorism or other events. In December 2019, COVID-19 emerged. Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, the production and sales activities of the Company stopped during the end of January and February 2020, which adversely impacted the Company’s production and sales during that period. Although the production and sales resumed at the end of March 2020, the COVID-19 outbreak has had a significant adverse impact on our business and operations during the fiscal year ended September 30, 2020. Though our business and operation were only temporarily affected by COVID-19, the Company’s operations may be affected by the ongoing outbreak of COVID-19. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. A resurgence could negatively affect the sales, the collection of the payments from account receivables and the utilization of advances to suppliers. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date of this report. If COVID-19 further impacts its production and sales, the Company’s financial condition, results of operations, and cash flows could continue to be adversely affected.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers in fiscal year 2022 were principally Shanghai Yunmihui Supply Chain Group Co. LTD (“Yunmihui”), and Ningbo Senjia Yamei Trading Co., LTD. (“Senjia Yamei”). They are unrelated parties and our new customers. For the fiscal years ended September 30, 2022, 2021 and 2020, sales to Yunmihui accounted for approximately 31.2%, 0% and 0% of our total revenue, respectively, and sales to Senjia Yamei accounted for approximately 15.6%, 0% and 0%, respectively. While we've lost certain major customers in the last two years, we haven't experienced a decrease in revenue as a result of the development of new customers. If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

We buy our supplies from a relatively limited number of suppliers.

During the years ended September 30, 2022, 2021 and 2020, we had the following suppliers that accounted for 15% or more of our purchases.

	For the years ended September 30,
Supplier Name	2022	2021	2020
Ningbo Caixiang Trading Co., Ltd.	23.0%	5.7%	-
Jingning Liannong Trading Co., Ltd.	20.9%	36.9%	42.3%
Lishui Zhelin Trading Co., Ltd.	6.0%	20.2%	7.9%
Qingyuan Nongbang Mushroom Industry Co., Ltd.	9.3%	18.2%	40.8%
Zhongjin Boda (Hangzhou) Industrial Co., Ltd.	-	16.2%	-

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

Our primary business activities have historically focused on edible fungi products. Because our focus is limited in this way, any risk affecting the edible fungi industry or consumers’ desire for edible fungi products could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits. Although we began to expand into the bulk agricultural commodity trading industry in June 2021, we still lack product and business diversification.

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

We operate our business through our Chinese subsidiaries and variable interest entity(“VIE”). Currently the agriculture industry is highly supported by the Chinese government. For example, to further strengthen and standardize the support of comprehensive agricultural development to the characteristic industries with agricultural advantages, the Chinese National Office of Comprehensive Agricultural Development has decided to carry out the compilation of The Plan for Comprehensive Agricultural Development to Support the Agricultural Advantage and Characteristic Industries (2019-2021) (the “New Plan”). Edible fungi are emphasized and classified as a “dominant and characteristic industry,” which may become the objects of policy-support issue in the future. However, the New Plan has not yet been formally approved and the final result remains to be further observed.

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

Changes in trade policies may make our products more expensive to end purchasers in other countries or regions.

We currently receive incentives and support from our local government. Further, China has policy support for the agricultural sector. Because we export approximately 1.8% of our agricultural products for sale outside China, we are subject to the risk that foreign governments will view such support, either now or in the future, as unfair trade practices. If this were to happen, our products could be subjected to tariffs or other taxes that cause such products to be more expensive and thus less attractive to potential purchasers.

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

We had approximately $1.8 million in outstanding bank loans as of September 30, 2022. While we believe we have adequate capital to repay those bank loans, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, we could be subject to penalty and our business could be negatively affected.

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

We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. For the years ended September 30, 2020 and 2021, our operating cash flow was negative. While for the year ended September 30, 2022, our operating cash flow was positive. Our related parties including our major shareholders and affiliate companies, are willing to provide us financial support. However, it is possible for us to have negative cash flow again in the future, and for our related parties to be unable to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

We have in the past guaranteed third parties’ debt; if we guarantee third parties’ debt in the future, a failure by such parties to repay their debts may be enforced against our company.

As a condition of obtaining bank financing, smaller companies in China sometimes enter into reciprocal debt guaranties with third parties, pursuant to which the bank agrees to provide loans to one or more unrelated entities if such entities agree to guarantee the loans made to the other entities.

Over the years, our subsidiaries were the guarantors of third parties’ debts and were also beneficiaries of third parties’ guaranties.

We are not currently guaranteeing any third-party debts or intend to enter into any third-party guarantees. We have also adopted a policy that restricts third party guarantees. In addition, no banks currently require such guarantee arrangements from us. However, it is possible that we may, in the future, require bank loans to support our business or expand our operations and be unable to obtain unguaranteed loans. If this were to occur in the future, future lenders might demand unrelated third-party guarantees. If we were to enter into any other guarantees for third party debts and they failed to pay, our cash position could be adversely affected and we might be unable to be made whole by our counter-guarantor.

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

When China’s currency appreciates, our products may become more expensive to export to countries or regions outside mainland China.

While 2022 saw the Renminbi’s depreciation against the U.S. dollar, 2020 and 2021 saw the Renminbi’s appreciation against the U.S. dollar. We are subject to exchange rate risk between U.S. dollar and Renminbi because we sell our products in U.S. dollar from time to time, and our export distributors settle in U.S. dollar and these distributors may also be affected by U.S. dollar exchange rate. Among our export sales for the year ended September 30, 2022, approximately 3.76% were sold to U.S., approximately 22.51% were sold to Canada, approximately 10.32% were sold to Japan, approximately 2.72% were sold to Vietnam, approximately 6.05% were sold to Europe, approximately 10.14% were sold to the Middle East, and approximately 44.49% were sold to Taiwan. Settlement currency is USD for export transactions no matter what the destination country is.

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

We maintain our cash with various banks located in mainland China. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $70,289) per bank are covered by "Deposit Insurance Regulation" promulgated by the State Council of the People’s Republic of China. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or escrow agent.

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

Implementation of PRC intellectual property-related laws have historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

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

Stock price volatility may expose investors to significant investment risk.

In three public offerings on March 22, 2021, April 28, 2021, and September 13, 2021, we offered an aggregate of more than 500 million shares. The significant increase in the number of outstanding shares that resulted from such offerings, together with successively decreasing offering prices per share, has resulted in material volatility in our stock price. In September 2022, we entered into a securities purchase agreement with an investor, pursuant to which we issued to the investor a convertible promissory note. Our obligations under the agreements may be satisfied in cash and/or ordinary shares. In the event that our repayments are made in shares in lieu of cash, we could expect a substantial increase in the number of the outstanding shares, which could cause additional volatility in our stock price. Between January 1, 2022 and the date of this report, our shares have closed between a low of $0.4004 and a high of $6.445 per share. If we engage in future capital raises at dilutive prices, or if investors believe that we will do so, our stock price could continue to be volatile.

Our investments in other businesses may not be successful.

On November 5, 2021, we purchased 124,590,064 shares of Shanghai Jiaoda Onlly Co., Ltd. (“Jiaoda Onlly”), a Shanghai Stock Exchange listed company under the ticker 600530.SH, from shareholders of Jiaoda Onlly. Jiaoda Onlly operates elderly care institutions and engages in the research and development, production and sale of health food. We, through one of our subsidiaries, Zhejiang Yitang Medical Service Co., Ltd. (“Yitang”), purchased a total of 16% of the shares of Jiaoda Onlly from China Capital Investment (Group) Co., Ltd. (CCIG) and its affiliates for approximately RMB 509 million (approximately US$71.6 million). In January 2022, we determined that the investment in Jiaoda Onlly no longer aligned with our business objectives and transferred our obligations and rights under the Equity Transfer Framework Agreement to two unrelated parties. Although we did not suffer a financial loss in this transaction, we could incur a loss in future investments.

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

Risks Related to Doing Business in China

The PRC government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our common shares.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industries that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, if taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer common shares to our investors and could cause the value of our common shares to significantly decline or become worthless.

The approval of, filing or other procedures with the CSRC or other Chinese regulatory authorities may be required in connection with issuing securities to foreign investors under PRC law, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

The Chinese government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in mainland China could be undermined if our Chinese subsidiaries and consolidated entities are not able to obtain or maintain approvals to operate in mainland China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

As of the date of this Annual Report, we are not required to obtain approval or prior permission from the CSRC or any other Chinese regulatory authority under the Chinese laws and regulations currently in effect to issue securities to foreign investors. However, the CSRC recently released the Draft Rules for public comment. If the Draft Rules are adopted in its current form, we would likely be required to submit filings to the CSRC in connection with the future issuance of our equity securities to foreign investors. As there are uncertainties with respect to the Chinese legal system and changes in laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented, there can be no assurance that we will not be subject to additional requirements, approvals, or permissions in the future. We are required to obtain certain approvals from Chinese authorities in order to operate our Chinese subsidiaries.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, appear to require that offshore special purpose vehicles, controlled by Chinese companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles, obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

Further, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted in addition to the Cyber Security Law and Data Security Law.

Additionally, the Draft Rules, if declared into effect, will implement a new regulatory framework requiring China-based companies such as us to submit filings to CSRC in connection with the issuance of equity securities to foreign investors. The instructions on the Draft Rules released by the CSRC suggest that companies already listed on overseas exchanges will be exempt, such that prior offerings will not need to be filed with the CSRC. However, if the Draft Rules are declared into effect, we may be required to submit filings to the CSRC in connection with any future offerings, including follow-on offerings, secondary offerings or other shelf offerings, within three working days following the completion of any such offering(s).

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure investors that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities, and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims.

If our Chinese subsidiaries or consolidated entities do not receive or maintain approvals or inadvertently conclude that approvals needed for their business are not required or if there are changes in applicable laws (including regulations) or interpretations of laws and our Chinese subsidiaries or consolidated entities are required but unable to obtain approvals in the future, then such changes or need for approvals (if not obtained) could adversely affect the operations of our Chinese subsidiaries or consolidated entities, including limiting or prohibiting the ability of our Chinese subsidiaries or consolidated entities to operate, and the value of our shares could significantly decline or become worthless.

To operate our general business activities currently conducted in mainland China, each of our Chinese subsidiaries and consolidated entities is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our Chinese subsidiaries and consolidated entities has obtained a valid business license from the local counterpart of the SAMR, and no application for any such license has been denied.

As of the date of this Annual Report, we have not received any inquiry, notice, warning or sanction regarding obtaining approval, completing filing or other procedures in connection with issuing securities to foreign investors from the CSRC or any other Chinese regulatory authorities that have jurisdiction over our operations. Based on the above and our understanding of the Chinese laws and regulations currently in effect, we were not required to submit an application to the CSRC or any other Chinese regulatory authorities for issuing securities to foreign investors. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities, and we cannot assure you that the relevant Chinese regulatory authorities, including the CSRC, would reach the same conclusion as us. If it is determined in the future that the approval of, filing or other procedure with the CSRC or any other regulatory authority is required for issuing our securities to foreign investors, it is uncertain whether we will be able and how long it will take for us to obtain the approval or complete the filing or other procedure, despite our best efforts. If we, for any reason, are unable to obtain or complete, or experience significant delays in obtaining or completing, the requisite relevant approval(s), filing or other procedure(s), we may face sanctions by the CSRC or other Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from our public offerings into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our shares. In addition, if the CSRC or other regulatory authorities later promulgate new rules requiring that we obtain their approvals or complete filing or other procedures for any future public offerings, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an requirement could have a material adverse effect on the trading price of our shares, including potentially making those shares worthless.

If the Chinese government determines that our corporate structure does not comply with Chinese regulations, or if Chinese regulations change or are interpreted differently in the future, the value of our common shares may decline in value or become worthless.

In July 2021, the Chinese government provided new guidance on Chinese companies raising capital outside of mainland China, including through arrangements called variable interest entities, or VIEs. We are not in an industry that is subject to foreign ownership limitations in mainland China. While most of our business operations are conducted by our PRC subsidiaries, our product sales via online and e-commerce channels, which account for a smaller portion of our business, are engaged by our VIEs through a series of contractual arrangements entered into between our subsidiaries and VIEs and the shareholder of the VIEs. As a result of these contractual arrangements, we exert control over VIEs and their subsidiaries and consolidate the VIEs’ operating results in our financial statements under U.S. GAAP. We believe our current ownership structure and the contractual arrangements among our subsidiaries, VIEs and the shareholder of the VIEs are not in violation of existing PRC laws, rules and regulations; and those contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with our opinion.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entities structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. In December 2018, the Standing Committee of the National People’s Congress published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. However, the New Draft Foreign Investment Law does not mention “actual control” as regulated in the previous draft and the position to be taken with respect to the existing or future companies with the “variable interest entities” structure. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Final Foreign Investment Law, with slight revision, was finally issued and became effective on January 1, 2020.

Although variable interest entities structures are not included in the Final Foreign Investment Law, it is uncertain whether any interpretation and implementation of the Final Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entities structures will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our PRC subsidiary or its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiary fails to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of its PRC subsidiary or consolidated variable interest entities, revoking the business licenses or operating licenses of its PRC subsidiary or consolidated variable interest entities, discontinuing or placing restrictions or onerous conditions on its operations, requiring our PRC operations to undergo a costly and disruptive restructuring and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our financial service business operations and severely damage its reputation, which would in turn materially and adversely affect its business, financial condition and results of operations. If any of these occurrences results in its inability to direct the activities of its consolidated variable interest entities, and/or its failure to receive economic benefits from its consolidated variable interest entities, we may not be able to consolidate our VIEs’ results into our consolidated financial statements in accordance with U.S. GAAP.

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

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completed our auditors for two consecutive years.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCAA also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s auditor for three consecutive years since 2021, the SEC shall prohibit its securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final rule applies to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Consistent with the HFCAA, the interim final rule requires the submission of documentation to the SEC establishing that such a registrant is not owned or controlled by a government entity in that foreign jurisdiction and also requires disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and government influence on, such registrants. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. In November 2021, the SEC approved PCAOB Rule 6100. On December 2, 2021, the SEC adopted amendments to final rules implementing the disclosure and submission requirements of the HFCAA.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB signed a SOP with the CSRC and the MOF of the PRC regarding cooperation in the oversight of PCAOB-registered public accounting firms in the PRC and Hong Kong which establishes a method for the PCAOB to conduct inspections of PCAOB-registered public accounting firms in the PRC and Hong Kong, as contemplated by the Sarbanes-Oxley Act. Under the agreement, (a) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates without consultation with, or input from, PRC authorities; (b) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (c) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates; and (d) the PCAOB shall have the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act, and the SEC can use the information for all regulatory purposes, including administrative or civil enforcement actions. The PCAOB was required to reassess its determinations as to whether it is able to carry out inspections and investigations completely and without obstruction by the end of 2022. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Congress passed fiscal year 2023 Omnibus spending legislation in December 2022, which contained provisions to accelerate the HFCAA timeline for implementation of trading prohibitions from three years to two years. As a result, the SEC is required to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years.

Our current auditor, YCM CPA Inc., an independent registered public accounting firm that is headquartered in the United States, is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. YCM CPA Inc. has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections or investigations of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and most of our PRC subsidiaries, (Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”), Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), Farmmi Agricultural), are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our e-commerce websites (Farmmi Jicai and Farmmi Liangpin Market which we recently closed) in China through contractual arrangements with our VIE and its shareholder. These contractual arrangements provide us with effective control over our VIE and enable us to receive substantially all of the economic benefits of our VIE in consideration for the services provided by our foreign-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our VIE when permissible under PRC laws. For a description of our VIE structure and these contractual arrangements, see “Item 4. Information on the Company - C. Organizational Structure - Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).”

Based on the advice of our PRC legal counsel, Zhejiang Zhengbiao Law Firm, the corporate structure of our VIE in China are in compliance with all existing PRC laws and regulations. According to the administrative provisions of the State Council on overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Administrative Provisions) and the administrative measures for the filing of overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Filing Measures) issued by the CSRC on December 24, 2021, The VIE framework has been officially recognized, but these two laws in draft are soliciting public opinions. At present, they have not been officially promulgated or come into force, and many filing requirements have been put forward for VIE. If VIE structure enterprises satisfy the premise of complying with domestic laws and regulations, and meet the compliance requirements, these VIE structure enterprises can go for overseas listing after filing with the appropriate government agencies, but the legislators have not yet provided a detailed explanation of the word "compliance requirements". According to relevant legislative explanations and interpretations, the new regulations are not retroactive in principle, but additional offerings after overseas listing still need to be subject to regulatory measures such as filings. In addition, the new regulations require stricter national security and data security in the process of overseas listing. For example, "personal information of more than 100,000 people or sensitive personal information of more than 10,000 people" is subject to supervision of Chinese government. Chinese government's legislation or legal supervision on VIE structure has just begun, the new regulations are only the "first step", and other supporting rules will inevitably follow up in the future. Also, the two new regulations would be revised to some extent after the comments period, so overseas listed companies with VIE structure still faces many legal uncertainties. We need to wait for the more detailed rules and guideline on the VIE structure. According to PRC lawyers, since the Chinese government is a government under the rule of law. Before laws are promulgated, there will be a process of soliciting comments or publicizing them in advance. It is unlikely that there will be a sudden change in legislative act without prior notice. Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations

If we or any of our current or future VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or MIIT, which regulates internet information services companies, SAIC, which regulates advertising companies, and the CSRC would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Farmmi Agricultural and the VIE, revoking the business licenses or operating licenses of Farmmi Agricultural and the VIE, shutting down our servers or blocking our websites, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting our rights to use the proceeds upon cash exercises, if any, of the warrants to purchase the Ordinary Shares offered hereby to finance our business and operations in China, or taking other enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIE or our right to receive their economic benefits, we would no longer be able to consolidate the VIE. Our VIE was engaged in the operation of our own e-commerce websites, which were established in August 2016. Our VIE had revenue of $25.3 million, $5.5 million and $4.6 million for the years ended September 30, 2022, 2021 and 2020, respectively.

Our contractual arrangements with our VIE may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Nongyuan Network and its shareholder to operate our e-commerce websites. For a description of our VIE structure and these contractual arrangements, see “Item 4. Information on the Company - C. Organizational Structure - Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).” These contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership. If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance of the contractual obligations by our VIE and its shareholder to exercise control over our VIE. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over our e-commerce websites in China as direct ownership would be.

Our VIE may conduct actions which cause our loss.

Xinyang Wang, a daughter of Mr. Zhengyu Wang, one of the directors of our Company and Ms. Yefang Zhang, our Chairwoman and Chief Executive Officer, is the sole shareholder of our VIE. The Exclusive Call Option Agreement between Farmmi Agricultural, Xinyang Wang and our VIE Nongyuan Network provides that Nongyuan Network may not conduct key actions without the prior written consent of Farmmi Agricultural, such as amending its articles of association. See “Item 4. Information on the Company - C. Organizational Structure - Hangzhou Nongyuan Network Technology Co., Ltd. (‘Nongyuan Network’).” However, the list of these key actions may not be comprehensive enough to protect us. For example, the key actions requiring Farmmi Agricultural prior written consent exclude entering into material contracts in the ordinary course of business. It is possible that contracts entered by Nongyuan Network in the ordinary course of business, such as procurement agreements with exceptionally high amount, may be detrimental to its business. As we are obligated to absorb all of our VIE’s loss from its activities, entry in these agreements by our VIE may cause our loss.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. For foreign investors, after reporting and being reviewed and approved by the appropriate government authorities, the foreign investors can transfer money through banks and other payment institutions, but the daily limit is $50,000 and the amount of each remittance cannot exceed $10,000. In addition, we can also distribute and transfer profits or dividends through our overseas third-party institutions in accordance with the law. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. For foreign investors, after reporting and being reviewed and approved by the appropriate government authorities, the foreign investors can transfer money through banks and other payment institutions, but the daily limit is $50,000 and the amount of each remittance cannot exceed $10,000. In addition, we can also distribute and transfer profits or dividends through our overseas third-party institutions in accordance with the law. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following September 30. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

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

Since our Ordinary Shares became listed on The Nasdaq Capital Market in February 2018, the trading price of our Ordinary Shares has fluctuated substantially. Between January 1, 2022 and the date of this report, our shares have closed between a low of $0.40 and a high of $6.4 per share, and the last reported trading price on February 9, 2023 was $1.06 per Ordinary Share. The trading prices of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

On October 12, 2022, we received a notification letter (the “Notice”) from The Nasdaq Stock Market LLC. (“NASDAQ”) advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of our ordinary shares had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to the Minimum Bid Price Rule. We were provided 180 calendar days, or until April 10, 2023, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

To regain compliance, the bid price of the Company’s ordinary shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the 180-day compliance period. The Company may choose to ask the Nasdaq Stock Market LLC. (“NASDAQ”) to grant us an additional 180 calendar days. The Company may also choose to cure the deficiency by effecting a reverse share split, if necessary. It is possible that we will fail to comply with the continued listing requirement of Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. If so, and Nasdaq may delist our shares if we cannot regain compliance timely.

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

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. For example, 372,000 shares are held by FarmNet Limited after the reverse share split in May,2022, an entity controlled by Ms. Yefang Zhang, our Chairwoman and Chief Executive Officer. They are “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act and permitted by relevant agreements.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association, by the Companies Law (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

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

Item 4. Information on the Company

A. History and Development of the Company

Farmmi, Inc. (“FAMI”), is a Cayman Islands holding company incorporated on July 28, 2015. We conduct our operations in China principally through our foreign-owned PRC subsidiaries. FAMI’s registered office is at the office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Its registered office’s telephone number is +1.345.745.5100. Farmmi, Inc.’s agent in the U.S. is Shangzhi Zhang, with the address of 33202 Havers Drive, Cary, NC 27518.

FLS Mushroom, a major operating entity of our Company prior to its divestiture in September 2022, previously was under mushroom business sectors of Forasen Group, which is controlled by Ms. Yefang Zhang and Mr. Zhengyu Wang. Forasen Group (initially named as Lishui Forasen Green Industry Group) was established in April 2003. Forasen Group’s primary business areas used to include rubber trading, mushroom sales, biomass power generation, and marketing.

Mr. Wang and Ms. Zhang decided to spin off various business sectors from Forasen Group and to develop them separately. Since 2010, they began to spin off bamboo-based charcoal businesses by establishing several offshore and domestic companies and re-organizing related operating entities in China. In 2011, they established Tantech Holdings Ltd. which completed an IPO and listing on the Nasdaq Capital Market in March 2015. Since 2015, Ms. Zhang and Mr. Wang started to spin off the edible fungi business from Forasen Group by establishing several offshore companies and re-organizing related operating entities in China. In July 2015, FMI was established. After a series of transactions, Forest Food is indirectly controlled by FMI and no longer has any common relationship with Forasen Group. FMI also controls some other companies which develop our e-commerce business of edible fungi products and other agricultural products. In February 2018, FMI completed its initial public offering and its Ordinary Shares commenced trading on Nasdaq under the symbol “FAMI.”

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

39

•

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

•

September 2020: at the 2020 annual shareholder meeting of the Company, the shareholders approved an ordinary resolution that the authorized share capital of the Company be increased from 20,000,000 ordinary shares of $0.001 par value each to 200,000,000 ordinary shares of $0.001 par value each.

•	December 2020: we closed Farmmi Liangpin Market, including the mobile application and the WeChat mini program.

•	On March 22, 2021, Farmmi entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 6,469,467 ordinary shares (the “Shares”) of the Company, par value $0.001 per share, for a public offering price of $1.15 per share. The Company received approximately $6.6 million in net proceeds from the Offering after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company also granted the Underwriter an option for a period of 25 days to purchase an additional 970,419 ordinary shares at a price of $1.15 per ordinary share solely to cover over-allotments. On April 9, 2021 the over-allotment was exercised and the net proceeds the Company received is approximately $1.0 million. Pursuant to the terms of the Underwriting Agreement, the Shares were offered pursuant to a registration statement on Form F-3 (File No. 333-254036) which was filed with the Securities Exchange Commission on March 9, 2021 and was declared effective on March 16, 2021. A final prospectus relating to and describing the terms of the offering has been filed with the Securities and Exchange Commission on March 23, 2021.

•	In April 2021, FAMI incorporated Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”) in China through its wholly-owned subsidiary Farmmi International Limited.

•	April 7, 2021, Farmmi incorporated Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotechnology”), through its former wholly-owned subsidiary Hangzhou Suyuan Agriculture Technology Co., Ltd.

•	On April 28, 2021, Farmmi entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 140,000,000 ordinary shares of the Company, par value $0.001 per share, at a public offering price of $0.30 per share. Under the terms of the Underwriting Agreement, the Company granted the Underwriter a 45-day option to purchase up to an additional 21,000,000 ordinary shares solely to cover over-allotments, if any. The over-allotment option was exercised in full at a price of $0.30 per share on April 30, 2021. The Company received approximately $43.9 million in net proceeds from the Offering (including the net proceeds from the exercise of the over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-255387) declared effective by the Securities and Exchange Commission on April 28, 2021, an abbreviated registration statement on Form F-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”) (File No. 333-255590) effective upon filing on April 28, 2021, and a prospectus dated April 28, 2021, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

•	In May 2021, Farmmi Ecology incorporated Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. (“Farmmi Supply Chain”) in China.

•	In July 2021, at the 2021 annual shareholder meeting of the Company, the shareholders approved an ordinary resolution that the authorized share capital of the Company be increased from 20,000,000 ordinary shares of $0.001 par value each to 600,000,000 ordinary shares of $0.001 par value each.

•	In July 22, 2021, shareholders approved the 2021 Share Incentive Plan (the “2021 Plan”) and authorized the Company to reserve a total of 40,000,000 unissued ordinary shares (the “Shares”) for issuance under the 2021 Plan.

•	On August 26, 2021, Suyuan Agriculture has changed its name to Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd., and its capital was increased to RMB50 million.

•	We incorporated Zhejiang Yitang Medical Service Co., Ltd. on September 7, 2021.

41

•

On September 13, 2021, Farmmi entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 93,111,717 ordinary shares (the “Shares”) of the Company, par value $0.001 per share, for a public offering price of $0.22 per share, and 275,150,000 pre-funded warrants (the “Pre-funded Warrants”) to purchase 275,150,000 shares (the “Warrant Shares”), for a public offering price of $0.2199 per Pre-funded Warrant to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding ordinary shares immediately following the consummation of this Offering. The Pre-funded Warrants have an exercise price of $0.0001 per share. The Pre-funded Warrants were issued in registered form under a warrant agent agreement (the “Warrant Agent Agreement”) between the Company and TranShare Corporation as the warrant agent. The Company received approximately $74.2 million in net proceeds from the Offering after deducting the underwriting discount and estimated offering expenses payable by the Company. Each warrant is exercisable for one ordinary share of the Company. During the year ended September 30, 2021, 275,150,000 warrants were exercised for 275,114,477 common stocks of the Company for a total proceed of $19,050. Any securities offered and sold in the Offering (including the Warrant Shares) will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No.: 333-254036) filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2021 and declared effective on March 16, 2021 (the “Registration Statement”), as supplemented by the preliminary prospectus supplement dated September 13, 2021 relating to the Offering and filed with the SEC on September 13, 2021 and a final prospectus supplement dated September 13, 2021.

•	We incorporated Zhejiang Yiting Medical Technology Co., Ltd. on September 17, 2021.

•	We incorporated Farmmi (Hangzhou) Health Development Co., Ltd. on September 17, 2021.

•	We incorporated Zhejiang Farmmi Medical Health Technology Co., Ltd. on September 18, 2021.

•	We incorporated Zhejiang Farmmi Holdings Group Co., Ltd. on September 18, 2021.

•

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

•

On September 27, 2021, we signed as a sale and purchase agreement to acquire 100% interest in an entity, Guoning Zhonghao (Ningbo) Trade Co., Ltd.., from a third party, Ningbo Guoning Zhonghao Technology Co., Ltd., for a total price of RMB5,000 (approximately $776). The acquisition transaction was completed on December 1, 2021.

•

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

•

On November 5, 2021, we signed an Equity Transfer Framework Agreement to purchase 124,590,064 shares of Shanghai Jiaoda Onlly Co., Ltd. (“Jiaoda Onlly”), a Shanghai Stock Exchange listed company under the ticker 600530.SH, from former shareholders of Jiaoda Onlly for approximately RMB 509 million (approximately US$71.6 million).

•	Lishui Yilong Enterprise Management Co., Ltd., a subsidiary of Nongyuan Network, was incorporated on January 10, 2022.

•	Lishui Yifeng Medical Health Technology Co., Ltd., a subsidiary of Nongyuan Network, was incorporated on January 10, 2022.

•	Lishui Yifeng Yilong Medical Technology Development Partnership (Limited Partnership) was formed on January 19, 2022.

•	Lishui Yitang Shangke Medical and Health Technology Partnership (Limited Partnership) was formed on January 19, 2022.

•

On January 27, 2022, Yitang entered into an agreement to assign its obligations and rights under the Equity Transfer Framework Agreement with respect to Jiaoda Onlly to Shanghai Shijie Decoration Design Engineering Co., Ltd. and Shanghai Yunjian Industrial Development Co., Ltd., two unrelated parties.

•	On February 15, 2022, we issued 10,000,000 Shares under the 2021 Plan to certain employees.

•	On February 15, 2022, we cancelled the reserved but unissued 30,000,000 Shares under the 2021 Plan and released the reservation of such Shares.

•

On February 25, 2022, we entered into a securities purchase agreement with certain investors in a private placement transaction, pursuant to which Farmmi agreed to sell to the investors an aggregate of 30,000,000 ordinary shares at USD$0.20 per share for USD$6,000,000. On February 28, 2022, Farmmi closed the Transaction. There were 597,780,383 ordinary shares outstanding after the issuance of the shares purchased.

•	We incorporated Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. on May 27, 2022.

•

On May 31, 2022, Farmmi effected a share consolidation of its authorized shares including issued and unissued ordinary shares at the ratio of one-for-twenty-five. As a result of the share consolidation, the Company’s 600,000,000 authorized shares of a single class, par value of US$0.001 each, were consolidated into 24,000,000 shares, par value of US$0.025 each.

•

We formed a wholly-owned subsidiary in Canada, Farmmi Canada Inc. on July 13, 2022. Farmmi Canada is engaged in the production and sales of agricultural products, such as mushroom, as well as agricultural trade business in Canada and other international markets.

•	We incorporated Zhejiang Suyuan Agricultural Technology Co., Ltd on July 25, 2022,

•

On September 30, 2022, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd., the then-shareholder of FLS Mushroom, entered into a Share Transfer Agreement and Supplementary Agreement to transfer all of the equity in FLS Mushroom to Zhejiang Jingcai Industrial Co., Ltd, an unrelated party, for RMB24.1 million. The divestiture of FLS Mushroom was completed following the closing of the transaction.

•

In November 2022, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd formed a new subsidiary, Ningbo Farmmi Baitong Trading Co., Ltd. (“Farmmi Ningbo”). Farmmi Ningbo is engaged in the production and sales of agricultural products, such as mushroom, as well as agricultural trade business.

B. Business Overview

General

We are a supplier of agricultural products. Our business has historically been focused on the processing and/or sales of a variety of mushrooms, edible fungi and other agricultural products. In the recent years, in response to the market demand, our product sales have more evenly divided among Shiitake mushrooms, Mu Er mushrooms, and bulk agricultural commodity trading such as cotton and corn bulk trading.

Our founders Ms. Yefang Zhang and Mr. Zhengyu Wang started their edible fungi business in November 1994 by establishing Lishui Jingning Huali Co., Ltd. They established our first Farmmi/Forasen entity, Forest Food, in May 2003. We established Farmmi Food, a new subsidiary under Farmmi Agricultural, in December 2017 and it started the operation in May 2018. Forest Food and Farmmi Food focus on export sales and domestic sales of small packages of our edible fungi, while FLS Mushroom, which was founded in March 2011, focused on the Chinese domestic market for big packages. Our business office is located in Binjiang district of Hangzhou city in Zhejiang. We have two processing factories in Lishui. Our raw materials are directly or indirectly provided by family farms from various counties of Lishui in Zhejiang along with other provinces in China.

We are headquartered in the edible fungi rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s eighth largest province in population in 2021according to the seventh census in China, with 65.4 million residents. As the first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most developed provinces in China. Its province-wide GDP of approximately RMB 7.35 trillion in 2021 placed it as the fourth highest in China in aggregate amount and fifth per capita.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.5 million residents live in the city, and city-wide GDP is approximately RMB 178 billion in 2021. Lishui’s primary industries include food processing, wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceuticals and electronic machinery. Lishui has cultivated edible fungi for almost 1,000 years. It is one of the major production areas of edible fungi in the southeastern China. Lishui produces approximately 0.6 million tons of edible fungi every year, contributing to 50% volume of Zhejiang Province. Lishui also has rich species of edible fungi, among which there are over 30 species of commercially cultivated mushroom.

We sell most of our products to domestic distributors in China, which then sell in China and internationally. For the year ended September 30, 2022, we sold approximately 98.2% of our products in China and 1.8% outside mainland China, including in the U.S., Japan, Canada, and other countries or regions. In addition, we sell products online through our own e-commerce platforms, Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat; closed on December 31, 2020). We tested a few offline stores in Hangzhou, Zhejiang but closed them by March 2020 due to the impact of the COVID-19 outbreak.

Our typical agreements with the distributors which sell the products in China, such as Yunmihui, provide that payment is due upon receipt of a value-added tax invoice, and the customer should make the payment by bank’s acceptance bill or wire transfer. Delivery is set at our factory, and the customer is responsible for the cost of transportation. Products are deemed to be accepted upon receipt unless the customer rejects the delivery. Our cooperation with other distributors which sell products in China is similar, except the delivery is set at the distributor’s warehouse. For new clients, we may require full payment before we deliver the products to them.

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

As of the date of this report, we hold over 100 registered trademarks related to “Farmmi”, “Farmmi Liangpin”, “Forasen” and “Puyangtang” in different applicable trademark categories in China.

Our Industry

Edible Fungi (Edible Mushroom)

Edible fungi, or edible mushroom, is our major product category. Edible fungi are edible fruit bodies of several species of macrofungi. Edible fungi have high nutritional value. It generally has a high protein content, usually around 30 to 45% by dry weight. Almost all edible fungi contain eight kinds of amino acids essential to human nutrition. Protein contained in 1 kg of dried mushrooms is equivalent to protein in 2 kg of lean meat, 3 kg of eggs or 12 kg of milk. Edible fungi also contain a variety of vitamins and trace elements, polysaccharides, and other physiologically active substances, to promote human metabolism and enhance physical fitness. Besides the nutritional value, edible fungi also have medicinal values including wound-healing, immunity-enhancement, and tumor-retarding effects.

Mushroom Dish Models Presented at Qingyuan Mushroom Museum, Lishui City, Zhejiang Province, China

According to grand view research, the global mushroom market size was valued at US$50.3 billion in 2021, and is predicted to accrue earnings worth US$115.8 billion by 2030, is set to record a Compound Annual Growth Rate (“CAGR”) of nearly 9.7% by 2022-2030.

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

Most of the edible fungi produced by China is for domestic consumption. In 2018, the export portion of edible fungi was only 1.83% of the annual production in China. Edible fungi, especially Shitake mushroom and Mu Er have become important food source for the Chinese. In 2021, the total export amount of dried edible fungi in China was the largest among all the edible fungi, totaling $1.29 billion, accounting for 45% of the total export edible fungi amount.

In general, the consumption volume of edible fungi in China is growing. From 2006 to 2020, the edible fungi consumed by China market increased from 14,140,000 metric tons (approximately 31 billion pounds) to 40,614,231 metric tons (approximately 89 billion pounds).

Figure 2006-2020 China Edible Fungus Market Consumption Volume and Growth Rate

Source: China Edible Fungus Association

The Belt and Road Initiative implemented by the Chinese government is expected to bring more opportunities to Chinese edible fungi industry. The Belt and Road Initiative is an initiative of jointly building the Silk Road Economic Belt and the 21st-Century Maritime Silk Road. Accelerating the building of the Belt and Road can help promote the economic prosperity of the countries along the Belt and Road and regional economic cooperation, strengthen exchanges and mutual learning between different civilizations, and promote world peace and development. It is a great undertaking that will benefit people around the world.

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

Although our online sales only accounted for about 4.6%, 13.51% and 15.11% of our total sales in the fiscal years 2022, 2021 and 2020, respectively, we plan to continue investing in, and developing our e-commerce system because of e-commerce’s big business potential. By June 2022, China’s Internet users had reached 1.051 billion, increased by 19 million from December 2021, and the Internet penetration rate had reached 74.4 percent. One billion people are connected to the Internet, forming the world’s largest and most dynamic digital society. In December 2021, China’s online shopping users had reached 842 million, 59.68 million more than in December 2020, accounting for 81.6% of the total number of Internet users. By the end of2021, the market size of China’s e-commerce industry reached 42.3 trillion yuan, with a year-on-year growth of 19.6%.

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

Lishui Shangeng

For the fiscal year ended September 30, 2022, we mainly process and/or sell four categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, cotton, corn, other edible fungi, and other agricultural products.

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

Mu Er

Mu Er (auricularia auricula-judae in Latin or also known as jelly fungi), is sometimes known as wood ear mushrooms, cloud ear, Judas ear or tree ear. It is a variety of mushroom that is dark brown to black and native to Asia and some Pacific islands with humid climates. It is usually sold in dried form, and needs to be soaked in water before use. It has little real flavor of its own and has slippery but slightly springy and crunchy texture. It is commonly found in “Hot and Sour Soup”, and also widely used in stir-fried dishes. Mu Er has potential medicinal properties. For example, it is believed that it can help with health issues by benefiting the lungs, stomach and liver if consumed regularly.

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

Other agricultural products

Historically, we only sold green tea products in this category on our online store farmmi88.com/farmmi.com, and have stopped selling them in and since the six months ended March 31, 2018. In August 2018, we restructured farmmi88.com/farmmi.com to two different online stores: Farmmi Jicai (farmmi88.com) and Farmmi Liangpin Market (previously farmmi.com; later switched to mobile application and mini program on WeChat). Before we closed Farmmi Liangpin Market on December 31, 2020, we had over 400 kinds of products in Farmmi Liangpin Market. The online platform has helped diversify our product categories and expand our product sales. In June 2021, we started our bulk agricultural commodity trading business through Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. and Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd.

We process and package all of the dried edible fungi on our own, and purchase and sell all the other agricultural products from other manufacturers or companies. Before we closed Farmmi Lianpin Market, there were three ways to sell other agricultural products. First, we may provide our packing materials or requirements to the manufacturers to package. After packaging, these manufacturers may deliver the products to us, or may deliver the products to our clients on behalf of us. No sales have been made through this method. Second, we sold other companies’ products on our Farmmi Liangpin Market. For example, we sold crabs provided by Panjin Zhongtong Food Ltd. Co. (“Zhongtong”). Zhongtong is a company based in Panjin, Liaoning Province. When there was an order of the crabs at our Farmmi Liangpin Market, we informed Zhongtong which would deliver the crab product directly to the client. We made our profits from the difference between the selling price and the purchase price offered by these manufacturers. The third is our bulk agricultural commodity trading business, we use our well-developed channels to purchase certain agricultural commodities from upstream third-party suppliers and then sell them directly to third-party customers. Our bulk product trading volumes are typically adjusted depending on the seasonality of agricultural products and market demand. Corn and cotton have accounted for a large percentage of our bulk commodity trading operations. We expect to make product and volume adjustments as needed in our agricultural commodity trading operations in response to customer demand and market condition. After the closing of Farmmi Liangpin Market, online sales through Liangpin Market are no longer available.

Raw Materials and Suppliers

As a supplier of edible fungi products, our raw materials primarily include Shiitake mushrooms, Mu Er, and other bulk dried edible fungi. We typically enter into a standard form of agreements with our suppliers, including major suppliers and family farms, which set forth the terms and conditions of the transactions, subject to specific quantity and price terms to be set forth in subsequent purchase orders. The purchase agreements provide that we and the suppliers are independent parties. These companies and family farms supply dried edible fungi materials to us based on our purchase orders. We then further process the edible fungi.

JLT and QNMI are two supplier companies, both near Lishui City where our processing facilities are located. They are co-operatives representing family farms which grow and roughly process edible fungi. JLT and QNMI themselves do not have any facility and do not process any fungi. JLT and QNMI are established by the local family farms as wholesale agents. Such arrangements allow these family farms to better share resources such as procurement information and enjoy the advantage of scale.

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

Most of our edible fungi sales are made through customers’ pre-orders. After we receive a customer order, our procurement personnel communicate with the suppliers we have selected and place the purchases of the dried fungi at suppliers’ sites. The raw materials are shipped to our factory which then processes them. Most of the time these suppliers can provide enough raw materials for us to fill our clients’ orders. We also keep stock of raw materials from time to time before we receive orders to meet new clients’ demand. For large orders, if our contracting suppliers are not able to provide enough raw materials, we may purchase additional raw materials from local farmer markets.

Previously, we purchased all raw materials directly from various family farms. In March 2016, some of the family farms we cooperated with established JLT and QNMI as co-operatives to represent local family farms. On April 1, 2016, we entered into a three-year framework purchase agreement with each of JLT and QNMI. The framework purchase agreements were renewed for another three years in April 2022 upon expiration. Since April 2016, we switched to JLT and QNMI for the majority of our purchases from individual family farms. Therefore, since the year ended September 30, 2016, JLT and QNMI, have been our major suppliers related edible fungi. For the years ended September 30, 2022, 2021 and 2020, JLT and QNMI contributed 20.9% and 9.3%, 29.7% and 14.7%, and 50% and 40% of our edible fungi raw material supplies, respectively. The allocation of our total purchases vary from time to time between these two major suppliers depend upon the specific needs of our clients at certain point of time. JLT is located in Jingning County and QNMI is located in Qingyuan County. These two counties, are famous for growing different kinds of edible fungi due to their unique geographic characteristics. As such, we order different types of mushrooms from these two companies. For instance, when we need flower Shiitake, we order it from JLT since Jingning County is famous for growing flower Shiitake. When we need Dengwai Shiitake, we order it from QNMI since Qingyuan County is famous for growing Dengwai Shiitake. Therefore, their respective supplies to us vary from time to time. As the quantity of different kinds of edible fungi ordered by our clients vary, the quantitative allocation of supplies among JLT, QNMI and other family farms changes.

In addition, we cooperate with a number of family farms which may provide dried edible fungi directly to us. We have a few employees who provide technology support to the family farms. These family farms are located in Zhejiang Province, Henan Province, Hubei Province, Jiangxi Province, Fujian Province and Jilin Province.

Shiitake

Among the family farms that we cooperate with, 5 are located in Qingyuan County, Lishui, Zhejiang Province. One of our major suppliers, QNMI, is located in Qingyuan County. We have also set up a branch in Qingyuan to have a closer access to the raw materials. Qingyuan is the birth place of artificial cultivation of Shiitake dating back to about 1,000 years ago. The county of Qingyuan is located in a warm monsoon climate which is considered ideal for the cultivation of Shiitake. The county was officially named by Chinese Government as “The Town of Lentinula Mushroom in China” in 1994. Qingyuan Shiitake is a China national recognized “protected geographical indication product”. A geographical indication product is a product named by the geographical location because of its premium quality and unique production location. The value of the public brand “Qingyuan Lentinula Mushroom” was estimated as RMB4.926 billion (approximately $0.77 billion) in 2022. The brand was the No. 1 public brand in edible fungi category in China for eight years in a row.

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

In order to enter into the trading of agricultural products in bulk, the Company signed a framework agreement on agricultural products purchase and sales cooperation with Ningbo Caixiang Trading Co., Ltd. on May 25, 2021. Ningbo Caixiang Trading Co., Ltd. is located in Ningbo City, a port city, and is the gathering and distributing place of agriculture products in bulks in the Yangtze River Delta region, with rich resources of agricultural products. The contract with Ningbo Caixiang Trading Co., Ltd. expired in May 2022, and the two parties renewed the agricultural product supply agreement in May 2022, with a validity of 3 years. The agreement agreed that Ningbo Caixiang should provide the Company with agricultural products of no less than RMB200 million yuan (including but not limited to cotton, corn, etc.) and pay part of the payment in advance to lock up the goods.

On April 1, 2020, the Company signed a framework cooperation agreement with Lishui Zhelin Trade Co., Ltd. (“Zhelin Trade”), which is valid for 4 years. Zhelin Trade is located in the agricultural product distribution center in Liandu District - Southwest Zhejiang Agricultural Trade City, which has convenient logistics and timely agricultural product information. Therefore, the cooperation agreement stipulates that Zhelin Trade will process and deliver edible mushroom products on behalf of Zhelin Trade, and the Company is required to make advance payment to ensure the timeliness of goods supply and delivery.

Due to the increase of edible fungus business and preventing untimely supply of goods arising from natural disasters, the Company signed a cooperation agreement with Suizhou Huayu Ecological Agriculture Co., Ltd. on August 1, 2022. Suizhou Huayu is located in Suizhou City, Hubei Province. Suizhou City is the main production area of edible fungi in central China. The cultivation of edible fungi in this area is mainly family farms and cooperatives. Advance payment is required to ensure supply, The timely and stable supply of goods and the quality of goods can be guaranteed by paying the suppliers in advance.

Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for doubtful accounts of $3,258 and nil was made for certain advances to suppliers as of September 30, 2022 and 2021.

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

Our Processing Workflow of Shiitake

We develop and manufacture our Shiitake products using the following workflow:

Our Processing Workflow of Mu Er

We develop and manufacture our Mu Er products using the following workflow:

59

Seasonality

Prior to the divestiture transaction in September 2022, most of the sales of FLS Mushroom were made to China Forest. Sales increased from July to September because the client places significantly more orders with FLS Mushroom during this period. From December to January, there was usually a peak because people spend more on food including edible fungi to prepare for Chinese New Year celebrations. From February to March, the sales of FLS Mushroom typically decreased because of the conclusion of Chinese New Year holiday.

Farmmi Food focuses on producing and selling small packages of dried edible fungi. The sales peak is from December to January, as customers spend more on food including edible fungi to prepare for the New Year holidays.

Our Quality Control

Quality control is an important aspect of our work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

Quality Standards

We apply the following national standards to our following products:

Product Category	Standard	Issuance Agency	Issuance Date
Shiitake	GH/T 1013-2015	All-China Federation of Supply and Marketing Cooperatives	March 27, 2015

Mu Er	GB/T 6192-2008	General Administration of Quality Supervision,	August 7, 2008
Inspection and Quarantine of the People’s
Republic of China and Standardization
Administration of the People’s Republic of
China

Other edible fungi	GB 7096-2014	National Health and Family Planning	December 24, 2014
Commission of the People’s Republic of China

Corn	GB 1353-2018	State Administration for Market Regulation and	July 13,2018
National Standardization Administration of the
People’s Republic of China

Cotton	GB1103.1-2012	Standardization Administration of The People's Republic of China	November 21, 2012
	GB1103.2-2012	Standardization Administration of The People's Republic of China	November 21, 2012

Before we purchase dried edible fungi from companies and family farms, our experienced procurement managers examine the physical characters of the samples. After the initial examination, they bring back the samples to our own laboratory and third-party inspection agents perform sophistic examinations.

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

Quality Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period
Processing of dried
cultivated edible
fungi products by
			BRC Global	sorting, drying and
Intertek	BRC Certificate of	Farmmi	Standard for Food	packing in plastic
Certification Ltd	Registration	Biotechnology	Safety	bags	2021.9.24 to 2022.10.1

			GB/T 27341-	Processing of Dried
China Quality	HCCP system	Farmmi	2009/GB 14881-	Mushroom and
Certification Centre	Certificate	Biotechnology	2013	Dried Black Fungus	2021.9.30 to 2024.9.29

Quality Control Over Family Farms

We apply quality control and examine all family farms before we sign purchase agreements with them. The purchase agreements also provide quality requirements to the family farms. See “Item 4. Information on the Company - B. Business Overview - Raw Materials and Suppliers - Examination of Family Farms.”

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

Most of our products are sold in mainland China. The chart below is a breakdown of total revenues by geographic market for the years ended September 2022, 2021 and 2020, respectively.

	For the years ended September 30,
	2022	2021	2020
International markets	1.8%	3.0%	5.6%
Mainland China markets	98.2%	97.0%	94.4%
Total	100.0%	100.0%	100.0%

International Markets and Customers

The majority of our export items are dried Shiitake and dried Mu Er. They are sold to international markets through a related party, Forasen Group (until March 2018), and unaffiliated trading companies in China. Currently we export dried edible fungi including dried Shiitake and dried Mu Er. In the fiscal year 2022, approximately 87.5% of our export revenues are from Taiwan (for purposes of this report, Taiwan, the Hong Kong Special Administrative Region (Hong Kong) and the Macao Special Administrative Region (Macao) are excluded from the references to mainland China or PRC), Japan, Middle East and Canada (including approximately 44.5% from Taiwan, approximately 10.3% from Japan, approximately 10.1% from middle east, and approximately 22.5% from Canada). The remaining approximately 12.5% of our export revenues are from other countries.

The following is a list of selected international customers, their respective nations, the distributors and the brands.

Country/Area	Customer	Brand
Japan	Maruhan Co., Ltd	OEM

Korea	H-MART Group	OEM

United States	Rhee Bros., Inc.	OEM

Canada	Loblaws Supermarkets	OEM

Europe (England and the Netherlands)	Processing manufacturers, supermarkets and restaurants	OEM

Middle East	Processing manufacturers, supermarkets and restaurants	OEM

A few examples of our OEM products are below:

Through domestic trading companies, we have supplied our products to Rhee Bros. Inc. for twenty years to support them in their sales of edible fungi products, primarily to Asian supermarkets in the United States.

Through domestic trading companies, we have supplied products to Loblaws supermarkets for nineteen years. By obtaining a BRC certification, which certifies we meet the leading food safety standard associated with UK retailing, we established systems to ensure we can provide edible fungi products that satisfy these high standards.

Our cooperation with Maruhan began fifteen years ago. Maruhan’s wholesale offerings to supermarkets in Japan carry strict product quality and safety requirements, and we are pleased to continually satisfy their expectations.

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

Domestic Markets and Customers

Products from six categories of our products are mostly sold in China. Our domestic sales used to depend heavily on our major clients, Yunmihui and Senjiayamei. Yunmihui and Senjiayamei contributed to 31.2% and 15.6% of our total sales for the years ended September 30, 2022, respectively. China Forest contributed to 63.8% of our total sales for the years ended September 30, 2021. China Forest and China Tree Seed contributed to 76.97% of our total sales for the year ended September 30, 2020.

Our typical agreements with the distributors which sell the products in China, such as Yunmihui, provide that payment is due upon receipt of a value-added tax invoice, and the customer should make the payment by bank’s acceptance bill or wire transfer. Our products are required to meet national requirements for agricultural products for the products involved. Delivery is set at our factory, and the customer is responsible for the cost of transportation. Products are deemed to be accepted upon receipt unless the customer rejects the delivery. The price and quantity of products are agreed upon at the time an individual sales contract is signed. Our cooperation with other distributors which sell products in China is similar.

We also sell our mushroom products to restaurants and cafeterias. In addition, we provide our mushroom products to local specialty stores from time to time, such as Lishui Department Store and Zhejiang Liujianyuan Local Specialty Store. Since August 2019, we began testing a few brick-and-mortar stores using our Farmmi Baba brand in Hangzhou. In August 2019, we have also launched the Farmmi Baba Yipinlv Organic Farm Project with a third party. The farm covers more than 18 acres and is located in Tongxiang City of Zhejiang Province. The farm focuses on enabling domestic and foreign consumers to better experience and enjoy high quality agricultural products. In addition to consumption, the farm will serve as a base for the popular immersive entertainment experience called "Agritainment" or farm-based tourism.

We also have online sales in China. In the fiscal years 2022, 2021 and 2020 online sales accounted for about 4.6%,13.51% and 15.11% of our total sales, respectively. We have expanded our products sold to include non-fungi agricultural products, such as crabs and oranges. They are sold through our online store Farmmi Liangpin Market before we closed it. For details of our online distribution channels, see “Item 4. Information on the Company - B. Business Overview - E-Commerce of Agricultural Products.”

E-Commerce of Agricultural Products

E-commerce has big business potential in China. From June 2016 to June 2022, the number of Chinese netizens increased 45.44%, from 709,580,000 to 1,051,000,000. From June 2019 to December 2020, Chinese users of internet shopping increased 31.61%, from 639,000,000 to 841,000,000. From 2016 to 2021, Chinese e-commerce industry market scale increased 53.6%, from RMB 27.54 trillion to RMB 42.3 trillion. We see a trend toward online demands and sales of products of all kinds, including food products like ours. As a result, beginning in July 2014, we opened online stores on well-known third-party e-commerce sites like taobao.com, Tmall.com and JD.com to capitalize on this trend and meet customers who might not have otherwise found our products.

In March 2016, we began to develop our own e-commerce site, Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com). It sold our edible fungi products and tea products of a third-party manufacturer to Chinese customers. Most of the customers are the centralized procurement personnel who buy bulk edible fungi products on behalf of restaurants and cafeterias.

In August 2018, we restructured Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) to two online stores: Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (www.farmmi.com). Farmmi Jicai (www.farmmi88.com) sold our edible fungi products under Forasen brand and Farmmi Liangpin brand. Farmmi Liangpin Market (initially www.farmmi88.com; later switched to mobile application and mini program on WeChat) sold our edible fungi products under Farmmi Liangpin brand and Puyangtang brand, as well as other agricultural products we purchased from third party manufacturers. In connection to the reconstruction, we closed our stores at JD.com and Tmall.com in March 2018 and June 2018, respectively. We also closed our Taobao store in 2019.

In May 2019, we tested Farmmi Baba, a new e-commerce platform operated as a mini program on WeChat, to provide bulk orders of vegetables. Due to inactive business, we have terminated its operation.

We closed our Farmmi Liangpin Market on December 31, 2020 and closed Farmmi Jicai on January 15, 2023 because the revenues generated from the two online stores did not justify the costs and expenses.

We operate our e-commerce websites through Nongyuan Network. Nongyuan Network previously obtained its ICP license for www.farmmi.com and www.farmmi88.com as required by the then-existing government regulations. The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China. The ICP license is no longer required for our e-commerce sales operations after April 2022.

Our e-commerce websites are indirectly managed by Farmmi Enterprise. We plan to use Farmmi Enterprise as our overall E-commerce platform. Our business development project of an e-commerce platform of agricultural products through Farmmi Enterprise has been approved by Hangzhou High-tech Industrial Development Zone.

Our online sales have been generated by (1) the centralized procurement personnel who buy bulk edible fungi products on behalf of restaurants and cafeterias and (2) direct retail to individual consumers. Most of our offline sales are wholesale and a small percentage is the sales to the centralized procurement personnel who buy bulk edible fungi products on behalf of restaurants and cafeterias. We also established a few offline retail stores in Hangzhou, Zhejiang but closed them by March 2020. The percentages of our online sales and our offline sales were as below:

	For the years ended September 30,
	2022	2021	2020
Online Sales	4.6%	13.5%	15.1%
Offline Sales	95.4%	86.5%	84.9%

1. Farmmi Jicai (www.farmmi88.com; closed on January 15, 2023)

We launched Farmmi Liangpin Market (farmmi88.com/farmmi.com), the predecessor of Farmmi Jicai, in March 2016, and it started generating sales in December 2016. After the restructuring in August 2018, Farmmi Jicai served members of the old Farmmi Liangpin Market. It has had over 40,000 registered members, among whom over 7,500 members have ordered products. A majority of the members of this online store was our long-time clients, including restaurants and cafeterias. The rest members were individual consumers.

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

Characteristics of Farmmi Jicai:

1) Customers/members’ information security. We kept the profile information of our registered members confidential. We also encrypted some of the important information.

2) Customers’ reviews of the products. All the reviews of our customers to the products were shown on the website of Farmmi Jicai. We followed up with customers for potential products problems.

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

2) Diversity of the products. Besides our own edible fungi products under “Puyangtang” brand and “Farmmi Liangpin” brand, Farmmi Liangpin Market offered seven categories of products before we closed it: (1) rice, oil and spices, (2) tea, (3) snacks, (4) raw and fresh food, (5) liquor and drink, (6) convenient food, and (7) health food. It also sells the raw products planted and harvested by the farmers in the less developed rural areas to help the farmers increase revenues and to provide the customers fresh food.

Before we closed Farmmi Liangpin Market, the customers could use mobile application or mini program on WeChat to access it.

Methods of Competition and Competitive Position

Competitive Advantages

1. Sophisticated quality control system. Product quality is always our major focus. We enforce a series of quality standards for our edible fungi products, adopt sound quality control system and have been awarded various quality certificates. In addition, our workers must follow specific quality control procedures in the factories. In addition, our traceability system allows us to trace and correct any quality issues. See “Item 4. Information on the Company - B. Business Overview - Our Quality Control”.

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

Competitive Position

Mushroom cultivation in the Lishui area of China has a history going back 1,800 years, and the region is famous throughout China for producing some of the finest quality, best flavored mushrooms available. Our region is known as the “Hometown of Mushrooms in China” and the “Hometown of Mu Er in China.” Since 2005, our region has also held China’s Qingyuan Mushroom Festival, and Lishui has established a mushroom museum to introduce the long history of mushroom planting and mushroom eating in China. Therefore, it is not surprising that some of our biggest competitors are also in the Lishui area.

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

2010 - 2011

Model Enterprise of Food Safety in Liandu Area, Lishui City, Zhejiang Province

2012

Zhejiang Exportation and Importation Enterprise of Quality and Integrity

2012 - 2013

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

68

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

2022

Joined the National Restaurant Association.

Business Development Efforts

Our business development efforts focus on developing e-commerce platforms, web-based products and applications of new technologies.

We believe technological innovations will help our Company achieve its long-term strategic objectives.

Our business development employees provide technology support to the family farms in need, improve the technology used in our production, and help with the maintenance of our online stores. Over the past three fiscal years, we spent, in aggregate, RMB93,955 for intellectual property and RMB3,097,926 on software and website development, technical service and product design.

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

Capital Expenditures and Divestitures

We had capital expenditures of approximately $2,946, $4,686 and nil for the years ended September 30, 2022, 2021 and 2020, respectively for equipment and plant renovation and development.

We do not have any principal capital expenditures since the beginning of the last three fiscal years to the date of this report or any principal capital expenditures in progress. On September 27, 2021, Farmmi Agricultural and Hangzhou Dawo Software Co., Ltd., the only shareholders of Zhejiang Forest Food Co., Ltd. (“Zhejiang Forest Food”), entered into a Share Transfer Agreement to transfer all of their equity in Zhejiang Forest to Lishui Zhongjun Technology Co., Ltd., an unrelated party, for a total price of RMB18,200,000 (approximately $2.82 million). The divestment was completed on October 1, 2021.  After this transfer, Zhejiang Forest has been divested from the Company. On September 30, 2022, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd., the only shareholder of FLS Mushroom, entered into a Share Transfer Agreement and Supplementary Agreement (“Share Transfer Agreement”) to transfer all of the equity in FLS Mushroom to Zhejiang Jingcai Industrial Co., Ltd, an unrelated party, for a total price of RMB24,100,000. After this transfer, FLS Mushroom has been divested from the Company.

Governmental Support

Our local government has been supporting our development in different ways, including providing subsidies. The following chart is a summary of selected projects.

			Subsidy Amount
Year	Governmental Agency	Project	(RMB)

2020	Liandu District, Lishui City	Patent fee subsidy	600

		Support foreign trade and economic development	189600

		Employee return to work allowance	611

		Reward for foreign trade growth	669400

		Job security subsidy	36853

		Rent subsidy for epidemic situation	15500

		Support for small, medium and micro enterprises	25000

2021	Liandu District, Lishui City	Tourist destination commodity subsidy	41000

		Job stabilization subsidy	20000

		Subsidies for replacing training with work	19000

		Employment subsidies for newly graduated college students	768

		Job stabilization subsidy	6353

		Exhibition subsidy	5000

2022	Liandu District, Lishui City	Other taxes subsidy	2,404
		Chinese New Year job subsidy	1,500
		Export subsidy	1,000,000
		Agricultural subsidy	10,000
		Exhibition subsidy	7,700
		Food safety subsidy	20,000
		Job training subsidy	8,500
		Product international certification award	10,000

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
Member Representative General Meeting on October
28, 2015; share and communicate industry information,
such as the M&A opportunities and operation of edible
fungi industry.

Zhejiang Province Edible Fungi Industry	Vice Chair Entity	Attend meetings such as Zhejiang Edible Fungi Meeting
Association		and Zhejiang Edible Fungi Production and Sale
Flourishing Meeting.

Zhejiang Province Lishui City Food Industry	Chair Entity	Organize events such as Lishui Food Industry Seminar
Association		and Lishui Food Fair.

Zhejiang Province Modern Agricultural Association	Member Entity	Attend meetings such as Industry Leader Meeting
of

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

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2016 MIIT Catalog, which took effect on March 1, 2016. According to the 2016 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating websites is classified as commercial ICP services. We currently, through Nongyuan Network, our PRC VIE, hold an ICP license that is valid until August 14, 2021. And according to the announcement from Zhejiang Communication Administration, the IPC license does not need to be renewed anymore.

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

The vast majority of our business is processing and/or selling agricultural products, as well as selling our products on third-party e-commerce websites. Based on the advice of our PRC legal counsel, Zhejiang Zhengbiao Law Firm, PRC laws and regulations allow foreign-owned entities to conduct such business directly, rather than through contractual VIE agreements. To comply with the above-mentioned foreign ownership restrictions, we operate our e-commerce websites in China through Nongyuan Network, which is owned by Ms. Xinyang Wang, a PRC citizen, and is controlled by Farmmi Agricultural, our PRC subsidiary, through a series of contractual arrangements. Nongyuan Network is the holder of the domain names, trademarks and facilities necessary for daily operations of our e-commerce websites in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

C. Organizational Structure

Our current corporate structure is as follows:

Farmmi, Inc. (“FAMI”)

FAMI is the listing company. It was incorporated on July 28, 2015 under the Companies Law (as revised) of the Cayman Islands as an exempted company limited by shares. The authorized share of the Company is 24,000,000 ordinary shares of $0.025 par value per share, in such class or classes as the company’s Board of Directors may designate from time to time. FAMI has full power and authority to carry out any business not prohibited by Cayman Islands law; provided, however, that the company may not operate the business of a bank, trust company, insurance business or company manager unless it obtains the proper licensure in the Cayman Islands for such businesses. As of the date of this report, FAMI has 23,906,985 ordinary shares issued and outstanding.

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

 Farmmi Technology (Lishui) Co., Ltd. (“Farmmi Technology”)

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

Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd. (“Farmmi Agricultural”)

Farmmi Agricultural is a holding company which we plan to use as the platform to acquire Chinese companies in the same or similar industry. It was established by Mr. Zhengyu Wang on December 8, 2015 under the laws of the PRC with initial registered capital of RMB 5 million, under the name as Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”). The operating period on the business license has no ending date. The business scope of Suyuan Agriculture covers technology development, technology service, technology consulting and transfer of achievements: agricultural technology. On June 27, 2016, Mr. Zhengyu Wang transferred 50% stock rights of Suyuan Agriculture to Farmmi Enterprise. On August 9, 2016, Mr. Zhengyu Wang transferred remaining 50% stock rights of Suyuan Agriculture to Farmmi Technology. Currently each of Farmmi Enterprise and Farmmi Technology holds 50% of Suyuan Agriculture. On May 12, 2021, its capital was increased to RMB 50 million. On August 26, 2021 Suyuan Agriculture has changed its name to Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd.,. On September 17, 2021 its capital was increased to RMB 150 million. On December 30, 2021, Farmmi Enterprise and Farmmi Technology transferred all their equities to Zhejiang Farmmi Holding Group Co. LTD.

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

Ms. Xinyang Wang, the daughter of our CEO and Chairwoman Ms. Yefang Zhang, Farmmi Agricultural and Nongyuan Network signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”). Foreign investment in Internet companies is currently subject to some restrictions under PRC laws and regulations. Although the ICP certification required by the company's original E-commerce Business was a restricted business, which has now been opened, the Special Administrative Measures for foreign investment access (Negative List) (2021) has just come into force, and there are still many possible uncertainties. So as a Cayman Islands holding company, we now have the qualify to conduct these businesses under PRC regulations, but still to face some possible uncertainties. In addition, foreign investment in the online service industry requires the foreign investor to possess certain qualifications, which we do not have, and one of our PRC subsidiaries, Farmmi Agricultural, is considered a foreign invested enterprise by virtue of its ownership by Farmmi Enterprise and Farmmi Technology, both of which are WFOEs. As a result, Farmmi Agricultural is restricted from holding the licenses that are essential to the operation of our e-commerce websites. See “Item 4. Information on the Company - B. Business Overview - Regulations”. As a result, Farmmi Agricultural has entered into a series of contractual arrangements with Nongyuan Network and we exercise effective control over the operations of Nongyuan Network. We conduct our e-commerce websites in China through Nongyuan Network, which we treated as our consolidated affiliated entity in China. The Xinyang Wang VIE Agreements were entered into in December 2019 to replace the agreements signed by Zhengyu Wang, the previous owner of Nongyuan Network, Farmmi Agricultural and Nongyuan Network (the “Original VIE Agreements”). These contractual arrangements enable us to exercise effective control over Nongyuan Network and receive all of the economic benefits from it.

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

Without the prior written consent of Farmmi Agricultural, Nongyuan Network may not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract with a value of more than RMB300,000 (approximately $45,617) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. For potential risks, see “Item 3 - Key Information - Risk Factors - Risks Related to Doing Business in China - Our VIE may conduct actions which cause our loss.” Xinyang Wang agrees that, without the prior written consent of Farmmi Agricultural, she will not dispose of his equity interests in Nongyuan Network or create or allow any encumbrance on his equity interests. We have been advised by our PRC legal counsel, Zhejiang Zhengbiao Law Firm, that the exclusive purchase option granted to Farmmi Agricultural under the exclusive call option agreement comports with PRC laws.

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

Through the current contractual arrangements, we established a contractual relationship with Xinyang Wang, the sole shareholder and executive director (legal representative) of our VIE Nongyuan Network. Pursuant to these agreements, Xinyang Wang irrevocably authorized Farmmi Agricultural to exercise voting rights and all other rights as the shareholder and pledged all of her equity interests in our VIE to Farmmi Agricultural as collateral to secure performance of all of her obligations under these agreements. We have relied and expect to continue to rely on contractual arrangements with Xinyang Wang to operate our e-commerce websites. However, Xinyang Wang may have potential conflicts of interest with us and may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with her and our VIE. Any failure by our VIE or Xinyang Wang to perform her obligations under our contractual arrangements with her would have a material adverse effect on our business and financial condition. See “Item 3 - Key Information - Risk Factors - Risks Related to Doing Business in China - The shareholders and director of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our e-commerce websites.”

We have been advised by our PRC legal counsel, Zhejiang Zhengbiao Law Firm, that the ownership structure and the contractual arrangements among Farmmi Agricultural, Xinyang Wang and Nongyuan Network, will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Actually, the law on Foreign Investment of PRC (2020) and its implementing regulations have now been officially promulgated and come into force, according to which the Chinese government actively promotes foreign investment, protects the legitimate rights and interests and standardizes the management of foreign investment. However, we are still requiring to be strictly compliance with Chinese laws in many aspects, such as national interests, public interests and data security, etc. These laws and regulations include both existing laws or regulations and those to be introduced in the process of implementing the Policy of "High-level Opening-up " in the near future. As the enterprise operating in China, we must strictly implement the restricted scope of the Negative List (2021), and shall not invest in the areas prohibited from foreign investment, and for the restricted areas we must meet the conditions stipulated by law. For foreign investment, access to areas beyond the Negative List, PRC promise to insist the principle of consistency between domestic and foreign capital. In addition to fully abiding by Chinese laws, the Chinese government has also established a Foreign Investment Security Review system to strictly review foreign investment that affects or may affect national security. In addition, according to the administrative provisions of the State Council on overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Administrative Provisions) and the administrative measures for the filing of overseas securities issuance and listing of domestic enterprises (Draft for comments) (hereinafter referred to as the Filing Measures) issued by the CSRC on December 24, 2021, The VIE framework has been officially recognized, but these two laws in draft are soliciting public opinions. At present, they have not been officially promulgated or come into force, and many filing requirements have been put forward for VIE. What's more, Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3 - Key Information - Risk Factors - Risks Related to Doing Business in China - Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

On September 30, 2022, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd., the then shareholder of FLS Mushroom, entered into a Share Transfer Agreement and Supplementary Agreement (“Share Transfer Agreement”) to transfer all of its equity in FLS Mushroom to Zhejiang Jingcai Industrial Co., Ltd, an unrelated party, for RMB24.1 million. After this transfer, FLS Mushroom has been divested from the Company.

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

On September 27, 2021, Farmmi Agricultural and Hangzhou Dawo Software Co., Ltd., the then shareholder of Zhejiang Forest, entered into a Share Transfer Agreement to transfer all of the equity in Zhejiang Forest to Lishui Zhongjun Technology Co., Ltd., an unrelated party, for RMB18.2 million. After this transfer, Zhejiang Forest has been divested from the Company.

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

On September 18, 2021, Forest Food and Farmmi Agricultural entered into a Share Transfer Agreement (the “E-Commerce Agreement”). Under the terms of the E-Commerce Agreement, Forest Food transferred all of the 77% of Farmmi E-Commerce’s equity it held to Farmmi Agricultural. After the transfer of the shares, Farmmi Agricultural holds approximately 77% of Farmmi E-Commerce.

On October 8, 2022, Farmmi Agricultural increased its investment in Farmmi E-Commerce after the registered capital of Farmmi E-Commerce increased to RMB 36.5 million. Farmmi Agricultural holds 86.58%, and Nongyuan Network holds 13.42%, of Farmmi E-Commerce, respectively.

Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”)

We incorporated Farmmi Biotech through our wholly-owned subsidiary Farmmi Agricultural on April 7, 2021, with initial registered capital of RMB 20 million.

Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”)

On April 25, 2021, we incorporate Farmmi Ecology through Farmmi International Limited, with initial registered capital of US $30 million.

Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. (“Farmmi Supply Chain”)

We incorporated Farmmi Supply Chain on May 11, 2021, with initial registered capital of RMB 100 million.

Zhejiang Yitang Medical Service Co., Ltd. （“Yitang Medical”）

We incorporated Yitang Medical on September 7, 2021, with initial registered capital of RMB 100 million.

Zhejiang Yiting Medical Technology Co., Ltd. (“Yiting Medical”)

We incorporated Yiting Medical on September 17, 2021, with initial registered capital of RMB 10 million.

Farmmi (Hangzhou) Health Development Co., Ltd. (“Farmmi Houzhou Health Development”)

We incorporated Farmmi Houzhou Health Development on September 17, 2021 through its wholly-owned subsidiary Farmmi International Limited, with initial registered capital of US $300 million.

Zhejiang Farmmi Healthcare Technology Co., Ltd. (“Zhejiang Farmmi Healthcare”)

We incorporated Farmmi Medical Healthcare on September 18, 2021, with initial registered capital of RMB 500 million.

Zhejiang Farmmi Holding Group Co. LTD (“Farmmi Holding”)

We incorporated Farmmi Holding on September 18, 2021, with initial registered capital of RMB 300 million.

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

Lishui Yilong Enterprise Management Co., Ltd.

Lishui Yilong Enterprise Management Co., Ltd., a subsidiary of Nongyuan Network, was incorporated on January 10, 2022, with initial registered capital of RMB5 million.

Lishui Yifeng Medical Health Technology Co., Ltd.

Lishui Yifeng Medical Health Technology Co., Ltd., a subsidiary of Nongyuan Network, was incorporated on January 10, 2022, with initial registered capital of RMB5 million.

Lishui Yifeng Yilong Medical Technology Development Partnership (Limited Partnership)

Lishui Yifeng Yilong Medical Technology Development Partnership (Limited Partnership) was formed on January 19, 2022, with capital contribution of RMB50 million.

Lishui Yitang Shangke Medical and Health Technology Partnership (Limited Partnership)

Lishui Yitang Shangke Medical and Health Technology Partnership (Limited Partnership) was formed on January 19, 2022, with capital contribution of RMB50 million.

Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd.

We incorporated Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. on May 27,2022, with initial registered capital of RMB100 million.

Zhejiang Suyuan Agricultural Technology Co., Ltd

We incorporated Zhejiang Suyuan Agricultural Technology Co., Ltd on July 25, 2022, with initial registered capital of US$100 million.

Farmmi Canada Inc.

On July 13, 2022, we formed a wholly-owned subsidiary in Canada, Farmmi Canada Inc. (“Farmmi Canada”). Farmmi Canada will be engaged in the production and sales of agricultural products, such as mushroom, as well as agricultural trade business in Canada and other international markets.

D. Property, Plants and Equipment

We do not own any real property. We rent our factories in Lishui from our related parties, Zhejiang Tantech Bamboo Technology Co., Ltd., for processing dried edible fungi and a floor in an office building in Hangzhou from third parties. The following is a list of our main properties we rent:

Productive
		Land/Building	Space		Capacity		Extent of	Products
Lessee	Property	Use Term	(m2)		(ton)		Utilization	Processed
Shiitake,
	# 5 Building, 888							Mu Er,
	Tianning Street, Liandu							other
Zhejiang Farmmi	District, Lishui City,							edible
Biotechnology Co., Ltd.	Zhejiang Province	July 14, 2021 - July 13, 2031	1,914	(1)	1,818.3		95%	fungi

	1st floor of #1, Basement							Shiitake,
	of Building 1, 888							Mu Er,
	Tianning Street,							other
	Lishui City,	August 1, 2020 - July 31,						edible
Farmmi Food	Zhejiang Province	2031	936.84	(2)	890		95%	fungi

floor 1 of Building
4, Basement of Building
4, 888 Tianning Street,
	Lishui City, Zhejiang	August 1, 2020 - July 31,
Farmmi Food	Province	2031	242.97		230	(3)	95%	N/A

(1) It includes storage area of 854.00 m2, factory of 757.00 m2, office area of 163.8 m2 and other area of 139.2 m2.

(2) The first floor includes storage area of 599.24 m2, factory of 256.00 m2, office area of 28.80 m2and other area of 52.80 m2. Floor 1 is mainly used as storage area.

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

We have a warehouse at No. 1 building, 888 Tianning Street and 95% of the warehouse is being used.

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

Business Overview

We currently produce and/or sell the following categories of agricultural products: Shiitake mushrooms, Mu Er, cotton, corn, forestry and other products. We do not grow fungi, but purchase dried edible fungi from third party suppliers, mainly from family farms, and two co-operatives representing family farms, Jingning Liannong Trading Co. Ltd. (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd. (“QNMI”), with whom we have worked with for many years. JLT and QNMI are two companies in Lishui area where our facilities are located. They are co-operatives representing family farms which plant and provide edible fungi. JLT and QNMI themselves do not have any facility and do not process any fungi. They are established to share resources such as procurement information and to enjoy the advantage of economy of scale. After we select and filter the dried edible fungi for specific size and better quality, we may further dehydrate them again, as deemed necessary, to ensure the uniform level of dryness of our products. We then package the fungi products for sale. The only products we process and package are edible fungi, which are processed and packaged at our own processing facilities. For other agricultural products, such as rice and edible oil, we purchase them from third-party suppliers, and sell these products at our online store Farmmi Jicai. Mainly through distributors, we offer gourmet dried mushrooms to domestic and overseas retail supermarkets, produce distributors and foodservice distributors and operators. We have become an enterprise with advanced processing equipment and business management experience, and we pride ourselves on consistently producing quality mushrooms and serving our customers with a high level of commitment.

During the fiscal year ended September 30, 2022, 98.2% of our products were sold in China to domestic distributors and the remaining 1.8% were sold outside mainland China, including the U.S., Japan, Canada and other countries or regions, through distributors. We tested a few offline stores in Hangzhou, Zhejiang but closed them by March 2020 due to the impact of the COVID-19 outbreak. In addition, in order to enhance our e-commerce marketing presence, we developed our own e-commerce websites Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat; closed on December 31, 2020).

Our total revenues for the year ended September 30, 2022 increased by $60.1 million or 152.8%, compared to the same period in 2021. We expect our sales of edible fungi products will grow in the coming years, as the consumption of fungi products in China has been rising significantly, and edible fungi has become one of the most important parts of planting industry. Meanwhile, although China has the most production of edible fungi, consumption of edible fungi per capita is significantly lower than other countries such as USA and Japan. Therefore, there is great potential for the sales of edible fungi in the Chinese market as well as the international markets. We believe our sales will continue to grow in the future with our increased brand awareness, which will grow along with the demand for edible fungi products.

Growth Strategy

Increasing our market share - the premium quality of our products has been long recognized by our customers. Consumers’ increasing awareness of healthy dietary may lead to increased demand of our products. Our development plan mainly focuses on developing high-quality agricultural products market. Through our expansion to international market and enhancing stable relationship with suppliers, we expect to expand our product lines and improve our brand awareness and customer loyalty, to meet the demands of market and customers, and improve our sales performance.

Expansion of our sources of supply, productivity and sales network - to meet the increasing demand, we emphasize cooperation with major suppliers as well as small family farms to ensure the quantity and quality of raw materials. While expanding supply resource, we also plan to increase our processing capability and upgrade production facilities to increase productivity. We have been actively participating in international trade exhibitions held in China and other countries, to expand our international sales network. We also intend to invest more in our online stores, continue to train our employees, upgrade information technology and supply chain system, with the goal of making an integrated sales network with an international approach.

Securing high quality raw materials with competitive price - to meet the increasing demand for our products, we have been increasing our cooperation with major suppliers, with whom we have been working together for many years, to secure the quality and quantity of our raw materials. We also have dedicated teams that constantly visit and communicate with the family farm suppliers, to monitor the quality and quantity of raw materials. By working closely with our suppliers throughout the planting seasons, we have been providing such suppliers technical support to secure the stable supply of our raw materials. With our deep understanding of the edible fungi market, we have been able to purchase raw materials of premium quality at favorable prices. Edible fungi can be stored for a long time after simple processing, therefore we have been purchasing edible fungi when we expect their purchase price to increase, and store them to fulfill future sales orders. This strategy has been proven effective and will continue to be used by us as a cost control method.

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

Trend Information

We have noted the existence of the following trends since October 2021, all of which are likely to affect our business to the extent they continue in the future:

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

As the table below illustrates, our sales volume of Shiitake mushroom for the year ended September 30, 2022 was approximately 1,531 tons, representing an increase of 16 tons as compared with 1,515 tons sales volume in fiscal 2021. The increase in sales of Shiitake mushroom was primarily due to our efforts in sales and developing the new customers. Meanwhile, our sales volume of Mu Er for the year ended September 30, 2022 was approximately 1,393 tons, representing an increase of 118 tons, as compared with 1,205 tons sales volume in fiscal 2021. The sales volume of Mu Er increased due to our well-established long-standing relationship with our customers. As China’s mushroom industry is moving from rapid expansion to a more mature stage, we expect the effect of industry growth on promoting our sales volume will decrease.

	Shiitake	Mu Er
Period	(tons)	(tons)
Oct/21	84	73
Nov/21	114	99
Dec21	137	136
Jan/22	140	190
Feb/22	109	107
Mar/22	173	178
Apr/22	146	159
May/22	21	10
Jun/22	116	71
Jul/22	130	71
Aug/22	166	171
Sep/22	195	128
Total sales volume for fiscal 2022	1,531	1,393
Average unit selling price per ton for fiscal 2022	$12,971	$13,733

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

During the period of October 2021 to September 2022, our aggregate monthly salary expense has fluctuated with a slight decrease in the second half of the fiscal year.

The decrease in monthly employee salaries of February 2022 was mainly due to the Chinese New Year Holiday, when some employees took extended unpaid leaves during the holiday period. The decrease in monthly employee salaries from April 2022 to September 2022 was mainly due to the decrease of orders for deep processing for which the workshop staff is paid by piecework and the decrease in the employee headcount as a result of the divestiture of FLS Mushroom.

Raw material costs have decreased slightly.

With our deep understanding of the edible fungi market, diligent market research, and constant communication with our suppliers, we have been able to obtain favorable price for premium raw materials. With increased sales orders we receive, we need to purchase additional raw materials to meet the new demand. We expect the raw material costs in fiscal year 2023 will increase slightly, fluctuating between 1% and 5%, as compared with fiscal year 2022.

We anticipate that for fiscal year 2023, the average unit price of Shiitake and Mu Er we purchase will be about $11,106 per ton and $11,639 per ton, respectively. We expect our gross margin will be slightly higher in fiscal year 2023 than in fiscal year 2022.

Our revenue generated from online sales has decreased in fiscal year 2022 and may further decrease in fiscal 2023.

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

In addition, we have seen a change in the preferences of certain demographics of Chinese consumers to purchase products from brick-and-mortar stores to online platforms, including food products like ours. In response to that trend, we built our online store Farmmi Jicai. Farmmi Jicai mainly targeted small wholesale customers, such as restaurants and retailers. Another online store, Farmmi Liangpin Market, mainly faced retail customers and started to generate revenue.  We closed Farmmi Liangpin Market on December 31, 2020 and closed Farmmi Jicai on January 15, 2023 because we had not generated expected profits from the online store operations and plan to optimize our resources to other more profitable operations.

During the year ended September 30, 2022, our online sales accounted for 4.59% of our total sales. For the year ended September 30, 2022, our aggregate online sales were $4,550,649, a decrease of 16.84% as compared with the same period in 2021. The decrease was mainly attributable to the impact of COVID-19 and the challenges in making timely deliveries as a result of the transportation and other logistics issues. The following chart shows our online sales for each month from October 2021 to September 2022:

The average monthly online sales were $379,220. The significant increase in monthly online sales from August 2022 to September 2022 was mainly attributable to the peak sales season, and a large number of purchases was made before the Spring Festival. The decrease from January 2022 to February 2022 was mainly attributable to the long holiday break during the Spring Festival.

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

Refer to Note 16 - Segment reporting for details of revenue segregation of our Consolidated Financial Statements.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. We maintain allowance for doubtful accounts for estimated losses. We review our accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of September 30, 2022 and 2021, allowance for doubtful accounts was $7,249 and $8,094, respectively.

Inventory, net

We value our inventory at the lower of cost, determined on a weighted average basis, or net realizable value. We review our inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. We recorded inventory reserve of $49,652 and nil as of September 30, 2022 and 2021, respectively.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective October 1, 2023. We are currently evaluating the impact of its pending adoption of ASU 2016-13 on our consolidated financial statements but do not expect this guidance will have a material impact on our consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Results of Operations for the Years Ended September 30, 2022 and 2021

Overview

The following table summarizes our results of operations for the years ended September 30, 2022 and 2021:

	Year Ended September 30,
	2022	2021	Amount	%
Revenue from continuing operations	$99,213,379	$39,289,951	59,923,428	152.5%
Cost of revenues from continuing operations	(93,775,293)	(34,180,670)	59,594,623	174.4%
Gross profit from continuing operations	5,438,086	5,109,281	328,805	6.4%
Allowance for doubtful debts	(57,173)	875,094	932,267	106.5%
Selling and distribution expenses	(305,367)	(292,709)	12,658	4.3%
General and administrative expenses	(4,133,178	(2,838,790)	1,294,388	45.6%
Income from operations	942,368)	2,852,876	(1,910,508)	(67.0)%
Change in fair value of derivative liability	419,649	-	419,649	100.0%
Interest income	516,869	33,576	483,293	1439.4%
Interest expense	(134,144)	(73,866)	60,278	81.6%
Amortization of debt issuance costs	(48,160)	-	48,160	100.0%
Other income (expense) net	409,030	(379,225)	(788,255)	(207.9)%
Income before income taxes	2,105,612	2,433,361	(327,749)	(13.5)%
Provision for income taxes	118,367	(25,571)	(143,938)	(562.9)%
Net income from continuing operations	2,223,979	2,407,790	(183,811)	(7.6)%
Discontinued operations
Net loss from discontinued operations, net of tax	-	(51,352)	(51,352)	(100.0)%
Net income	$2,223,979	$2,356,438	(132,459)	(5.6)%

Revenue

Our revenue is generated from the following major product categories: Shiitake, Mu Er, cotton, corn and other products. Since June 2021, the Company’s operations were expanded into bulk agricultural commodity trading, such as cotton and corn bulk trading, The Company obtains control over these commodities as a principal from its suppliers before selling these commodities to its customers.

The following table sets forth the breakdown of our revenues from continuing operations for the years ended September 30, 2022 and 2021, respectively:

Revenue

	Year Ended September 30,				Variance
	2022	%	2021	%	Amount	%
Shiitake	$19,859,533	20.0%	$20,494,362	55.5%	$(634,829)	(3.1)%
Mu Er	19,123,152	19.3%	16,524,723	42.5%	2,598,429	15.7%
Cotton	47,950,345	48.3%	-	-	47,950,345	100.0%
Corn [1]	10,778,197	10.9%	1,796,006	4.6%	8,982,191	500.1%
Other products	1,502,152	1.5%	474,860	1.2%	1,027,291.73	216.3%
Total	$99,213,379	100.0%	$39,289,951	100.0%	$59,923,428	152.5%

_____________

1. For the year ended September 30, 2021, other products of $2,270,866 contained $1,796,006 of revenue generated from sales of corn, which was reclassified into $1,796,006 as corn and $474,860 as other products for comparatives.

Total revenues from continuing operations for the year ended September 30, 2022 increased by $59.9 million, or 152.5%, to $99.2 million from $39.3 million for the year ended September 30, 2021.

Revenue from sales of Shiitake decreased by $0.6 million, or 3.1%, to $19.9 million for the year ended September 30, 2022 from $20.5 million for the year ended September 30, 2021, mainly due to the decrease in average unit sales price of our Shiitake products. The average unit sales price of Shiitake decreased from $13,529 per ton for the year ended September 30, 2021 to $12,971 per ton for the year ended September 30, 2022, which resulted in a decrease of $0.8 million in revenue from sales of Shiitake. The decrease in average unit sales price of Shiitake is in line the decrease in the price of raw materials due to higher harvest in 2022. The decrease was partially offset by an increase in sales volume from 1,515 tons for the year ended September 30, 2021 to 1,531 tons for the year ended September 30, 2022, which resulted in an increase of $0.2 million in revenue from sales of Shiitake. The increase in sales volume of Shiitake was mainly attributable to the recovery of market demand for our Shiitake products since the containment of major COVID-19 outbreak in PRC in April 2020 as well as an increase in one new customer which contributed $0.2 million in revenue from sales of Shiitake.

Revenue from sales of Mu Er increased by $2.6 million, or 15.7%, to $19.1 million for the year ended September 30, 2022 from $16.5 million for the year ended September 30, 2021, mainly due to the increased sales volume and increased average unit sales price. Sales volume of Mu Er increased to 1,393 tons for the year ended September 30, 2022 from 1,205 tons for the year ended September 30, 2021, which resulted in an increase of $2.6 million in revenue from sales of Mu Er. The increase in sales volume of Mu Er was caused by the increase in market demand for Mu Er as a result of the recovery of market since the containment of major COVID-19 outbreak in PRC in April 2020 as well as an increase in one new customer which contributed $2.6 million in revenue from sales of Mu Er. Also, the average unit sales price of Mu Er increased from $13,709 per ton for the year ended September 30, 2021 to $13,733 per ton for the year ended September 30, 2021, which resulted in an increase of $31,308 in revenue from sales of Mu Er. The increase in average unit sales price of Mu Er was in line with the increase in the price of raw materials due to lower harvest in 2022 and, since July 2021, we purchased packaged Mu Er instead of raw materials from our suppliers, the cost of purchasing packaged Mu Er tends to be higher than raw materials.

Revenue from sales of cotton increased by $48.0 million, or 100%, to $48.0 million for the year ended September 30, 2022 from nil for the same period of last year, mainly due to engagement of agricultural product trading business for the year ended September 30, 2022. Sales volume of cotton amounted to 16,960 tons and the average unit sales price for cotton was $2,827 per ton.

Revenue from sales of corns increased by $9.0 million, or 500.1%, to $10.8 million for the year ended September 30, 2022 from $1.8 million for the same period of last year, mainly due to engagement of agricultural product trading business for the year ended September 30, 2022. The increase was mainly attributed to the increase in sales volume and average unit sales price. Sales volume of corn increased from 5,572 tons for the year ended September 30, 2021 to 29,525 tons for the year ended September 30, 2022, which resulted in an increase of $8.2 million in revenue from sales of corn. The increase in sales volume was mainly attributed to full year impact in fiscal 2022 as compared with one-month sales of corn in fiscal 2021. The increase in revenue was also caused by an increase in average unit sales price for corn from $322 per ton in fiscal 2021 to $365 per ton in fiscal 2022, which resulted in an increase of $0.8 million in revenue from sales of corn. The increase in average unit sales price of corn was in line with the increase in the price of sourcing corn from suppliers.

Revenue from sales of other products increased by $1.0 million, or 216.3%, to $1.5 million for the year ended September 30, 2022 from $0.5 million for the year ended September 30, 2021. The increase was mainly attributed to the sales of art collection from a recently acquired subsidiary, such sales was once-off in fiscal 2022.

Cost of revenue

	Year Ended September 30,				Variance
	2022	%	2021	%	Amount	%
Shiitake	$17,325,773	18.5%	$17,639,983	51.6%	$(314,210)	(1.8)%
Mu Er	16,689,136	17.8%	14,406,483	42.2%	2,282,653	15.8%
Cotton	47,715,009	50.9%	-	-	47,715,009	100.0%
Corn [2]	10,669,201	11.4%	1,745,347	5.1%	8,923,854	511.3%
Other products	1,376,174	1.5%	388,857	1.1%	987,317	253.9%
Total	$93,775,293	100.0%	$34,180,670	100.0%	$59,594,623	174.4%

___________

2. For the year ended September 30, 2021, other products of $2,134,204 contained $1,745,347 cost of revenue arising from sales of corn, which was reclassified into $1,745,347 as corn and $388,857 as other products for comparatives.

Cost of revenues of Shiitake decreased by $0.3 million, or 1.8%, to $17.3 million for the year ended September 30, 2022 from $17.6 million for the year ended September 30, 2021. The decrease was mainly attributed to the decrease in average unit cost of Shiitake from $11,645 per ton for the year ended September 30, 2021 to $11,316 per ton for the year ended September 30, 2022, which resulted in a decrease of $0.5 million in cost of revenue of Shiitake. The decrease in average unit cost of Shiitake was mainly due to higher harvest in 2022. The decrease was partially offset by an increase in sales volume from 1,515 tons for the year ended September 30, 2021 to 1,531 tons for the year ended September 30, 2022, which resulted in an increase of $0.2 million in cost of revenue of Shiitake. The increase in sales volume of Shiitake was mainly attributable to the recovery of market demand for our Shiitake products since the containment of major COVID-19 outbreak in PRC in April 2020 as well as an increase in one new customer which contributed $0.2 million in cost of revenues of Shiitake.

Cost of revenue of Mu Er increased by $2.3 million, or 15.8%, to $16.7 million for the year ended September 30, 2022 from $14.4 million for the year ended September 30, 2021. The increase was primarily attributable to the increase in sales volume from 1,205 tons for the year ended September 30, 2021 to 1,393 tons for the year ended September 30, 2022, which resulted in an increase of $2.2 million in cost of revenue of Mu Er. The increase in sales volume of Mu Er was caused by the increase in market demand for Mu Er as a result of the recovery of market since the containment of major COVID-19 outbreak in PRC in April 2020 as well as an increase in one new customer which contributed $2.2 million in cost of revenue of Mu Er. Also, the increase in average unit cost of Mu Er from $11,951 per ton for the year ended September 30, 2021 to $11,985 per ton for the year ended September 30, 2022, which resulted in an increase of $0.1 in cost of revenue of Mu Er. The increase in average unit cost of Mu Er is in line the increase in the price of raw materials due to lower harvest in 2022 and, since July 2021, we purchased packaged Mu Er instead of raw materials from our suppliers, the cost of purchasing packaged Mu Er tends to be higher than raw materials.

Cost of revenue of cotton increased by $47.7 million, or 100%, to $47.7 million for the year ended September 30, 2022 from nil for the same period of last year, mainly due to engagement of agricultural product trading business for the year ended September 30, 2022. Sales volume of cotton amounted to 16,960 tons and the average unit cost for cotton was $2,813 per ton.

Cost of revenue of corn increased by $8.9 million, or 511.3%, to $10.7 million for the year ended September 30, 2022 from $1.7 million for the same period of last year, mainly due to engagement of agricultural product trading business for the year ended September 30, 2022. The increase was mainly attributed to the increase in sales volume and average unit cost for corn. Sales volume of corn increased from 5,572 tons for the year ended September 30, 2021 to 29,525 tons for the year ended September 30, 2022, which resulted in $8.1 million increase in cost of revenue of corn. The increase in sales volume was mainly attributed to full year impact in fiscal 2022 as compared with one-month sales of corn in fiscal 2021. Also, the average unit cost for corn increased from $313 per ton for the year ended September 30, 2021 to $361 per ton for the year ended September 30, 2022, which resulted in an increase of $0.8 million in cost of revenue. The increase in average unit cost is as a result of changes in market price.

Cost of revenue of other products increased by $1.0 million, or 253.9%, to $1.4 million for the year ended September 30, 2022 from $0.4 million for the year ended September 30, 2021. The increase was mainly attributed to the cost related to sales of art collection from a recently acquired subsidiary, such cost was once-off in fiscal 2022.

Gross profit

The following table sets forth the breakdown of the Company’s gross profit from continuing operations for the years ended September 30, 2022 and 2021, respectively:

	Year Ended September 30,				Variance
	2022	%	2021	%	Amount	%
Shiitake	$2,533,760	46.6%	$2,854,379	55.9%	$(320,619)	(11.2)%
Mu Er	2,434,016	44.8%	2,118,240	41.5%	315,776	14.9%
Cotton	235,336	4.3%	-	-	235,336	100.0%
Corn	108,996	2.0%	50,659	1.0%	58,337	115.2%
Other products	125,978	2.3%	86,003	1.6%	39,975	46.5%
Total	$5,438,086	100.0%	$5,109,281	100.0%	$328,805	6.4%

Overall gross profit from continuing operations increased by $0.3 million, or 6.4%, to $5.4 million for the year ended September 30, 2022 from $5.1 million for the same period of last year. Gross profit from sales of Shiitake decreased by $0.3 million, or 11.2%, to $2.5 million for the year ended September 30, 2022 from $2.8 million for the year ended September 30, 2021. Gross profit from sales of Mu Er increased by $0.3 million, or 14.9%, to $2.4 million for the year ended September 30, 2022 from $2.1 million for the year ended September 30, 2021. Gross profit from sales of cotton increased by $0.2 million, or 100%, to $0.2 million for the year ended September 30, 2022 from nil for the same period of last year. Gross profit from sales of corn increased by $0.06 million, or 115.2%, to $0.11 million for the year ended September 30, 2022 from $0.05 million for the same period of last year. Gross profit from sales of other products increased by $0.04 million, or 46.5%, to $0.13 million for the year ended September 30, 2022 from $0.09 million for the year ended September 30, 2021. The increased overall gross profit was caused by increased sales for the year ended September 30, 2022, as compared to the prior period.

Overall gross margin from continuing operations decreased by 7.5 percentage point to 5.5% for the year ended September 30, 2022 from 13% for the year ended September 30, 2021. Overall average unit margin decreased from $615 for the year ended September 30, 2021 to $112 for the year ended September 30, 2022. The decrease in overall gross margin was mainly attributable to gross margin of cotton was 0.5% and gross margin of corn was 1.0% and gross margin of Shiitake and Mu Er was 0.7% for a new customer which caused the decrease in overall gross margin.

Allowance for doubtful accounts

Allowance for doubtful debts increased by $0.93 million, or 106.5%, to an allowance of $0.05 million for the year ended September 30, 2022 from an allowance reversal of $0.88 million for the year ended September 30, 2021, primarily due to certain inventory aged over one and a half year and 100% allowance was made on such inventory.

Selling and distribution expenses

Selling and distribution expenses increased by $12,658, or 4.3%, to $0.3 million for the year ended September 30, 2022 from $0.3 million for the year ended September 30, 2021. The increase of selling and distribution expenses was caused by an increase of $12,974 in advertising expenses to promote products for the year ended September 30, 2022, as compared to the year ended September 30, 2021.

General and administrative expenses

General and administrative expenses increased by $1.3 million, or 45.6%, to $4.1 million for the year ended September 30, 2022 from $2.8 million for the year ended September 30, 2021. The increase was primarily attributable to (i) increase of share-based compensation expenses of $0.7 million; (ii) an increase of shareholders meeting expenses of $0.4 million; and the amortization of biological assets of $0.2 million.

Change in fair value of derivative liability

On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. As of September 30, 2022, the fair value of this derivative liability was $3.45 million, the change in fair value of derivative liability of $0.42 million was recorded in other income.

Interest income

Interest income increased by $0.5 million, or 1,439.4%, to $0.5 million for the year ended September 30, 2022 from $33,576 for the same period of last year. The increase was mainly attributed to 6.5% per annum interest earned on a deposit of RMB50 million ($7.0 million) from a third party. On November 5, 2021, one of our subsidiaries signed an Equity Transfer Framework Agreement to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd., from four third parties for a total consideration of RMB509.6 million (approximately $71.6 million). On November 5, 2021, we paid a deposit of RMB50 million ($7.0 million) as a prepayment for the acquisition. However, we decided to withdraw from the investment due to the adjustment of its business strategy and a third party is willing to undertake the above-mentioned investment. Upon consummation of the investment by that third party, the above-mentioned deposit will be returned to us from the seller and we charge that third party with an interest of 6.5% per annum on that deposit counting from the payment date.

Interest expense

Interest expense was $133,453 for the year ended September 30, 2022, as compared to $73,866 for the year ended September 30, 2021. The increase in interest expense was primarily attributable to higher average loan balances during the year ended September 30, 2022 as compared to same period last year.

Amortization of debt issuance costs

Amortization of debt issuance costs was $48,160 for the year ended September 30, 2022, as compared to nil for the year ended September 30, 2021. On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. As of September 30, 2022, the fair value of this derivative liability was $3.45 million, the change in fair value of derivative liability of $0.42 million was recorded in other income. The debt discount was amortized over the term of the convertible promissory note and, as of September 30, 2022 the Company recorded amortization of debt issuance cost of $48,160 in other expenses.

Other income (expense) net

Other income was $0.4 million for the year ended September 30, 2022, as compared to other expenses of $0.38 million for the year ended September 30, 2021. Other income for the year ended September 30, 2022 was primarily related to exchange gain of $0.4 million. Other expenses for the year ended September 30, 2021 was primarily related to exchange loss of $0.37 million.

Provision for income taxes

For the year ended September 30, 2022, our income tax benefits from continuing operations were $118,367, as compared to income tax expense of $25,571 for the year ended September 30, 2021. In fiscal 2022, the income tax benefits were mainly attributable to deferred tax assets which mainly arising from unutilized tax losses carried forward from certain subsidiaries which can be utilized against future taxable income. In fiscal 2021, the low-income tax expense was primarily due to an income tax incentive the Company received from the tax authority of Lishui City. Our subsidiaries, FLS Mushroom and Farmmi Food has received an income tax exemption since January 2019 from the local tax authority of Lishui City, for engaging in the agricultural industry. Management expects that the Company will continue to enjoy the tax break going forward.

A total net income of $2.8 million and $4.0 million was exempt from income tax for the years ended September 30, 2022 and 2021, respectively. The aggregate amount of our tax savings was approximately $0.7 million and $1.0 million for the years ended September 30, 2022 and 2021, respectively. From October 1, 2022 to December 31, 2022, we expect to enjoy the tax exemption for 95% of our taxable income. The summary is below:

	Exempted Net Income	Tax holiday
October 1, 2020 - September 30, 2021	RMB 26.1 million (approximately $4.0 million)	RMB6.5 million (approximately $1.0 million)
October 1, 2021 - September 30, 2022	RMB18.2 million (approximately $2.8 million)	RMB4.5 million (approximately $0.7 million)
October 1, 2022 - December 31, 2022	95% of Taxable Income

Net income from continuing operations

As a result of the factors described above, our net income was $2.2 million for the year ended September 30, 2022, a decrease of $0.1 million from net income of $2.4 million for the same period of fiscal year 2021.

Results of Operations For the Years Ended September 30, 2021 and 2020

Overview

The following table summarizes our results of operations for the years ended September 30, 2021 and 2020:

	Year Ended September 30,		Variance
	2021	2020	Amount	%
Revenue from continuing operations	$39,289,951	$28,363,963	10,925,988	38.5%
Cost of revenues from continuing operations	(34,180,670)	(23,712,541)	10,468,129	44.1%
Gross profit from continuing operations	5,109,281	4,651,422	457,859	9.8%
Allowance for doubtful debts	875,094	(818,199)	(1,693,293)	(207.0)%
Selling and distribution expenses	(292,709)	(258,561)	34,148	13.2%
General and administrative expenses	(2,838,790)	(1,307,579)	1,531,211	117.1%
Income from operations	2,852,876	2,267,083	585,793	25.8%
Interest income	33,576	183	33,393	18,247.5%
Interest expense	(73,866)	(168,657)	(94,791)	56.2%
Amortization of debt issuance costs	-	(1,093,440)	(1,093,440)	(100.0)%
Other (expense) income net	(379,225)	88,886	468,111	526.6%
Income before income taxes	2,433,361	1,094,055	1,339,306	122.4%
Provision for income taxes	(25,571)	(16,753)	8,818	(52.6)%
Net income from continuing operations	2,407,790	1,077,302	1,330,488	123.5%
Discontinued operations
Net loss from discontinued operations, net of tax	(51,352)	(263,847)	212,495	80.5%
Net income	$2,356,438	$813,455	1,542,983	189.7%

Revenue

We generate our revenue from sales of our three major product categories: Shiitake, Mu Er and other edible fungi and other agricultural products.

The following table sets forth the breakdown of our revenues from continuing operations for the years ended September 30, 2021 and 2020, respectively:

	Years Ended September 30,				Variance
	2021	%	2020	%	Amount	%
Shiitake	$20,494,362	52.2%	$15,098,877	53.2%	$5,395,485	35.7%
Mu Er	16,524,723	42.0%	12,082,365	42.6%	4,442,358	36.8%
Other edible fungi and other agricultural products	2,270,866	5.8%	1,182,721	4.2%	1,088,145	92.0%
Total	$39,289,951	100.0%	$28,363,963	100.0%	$10,925,988	38.5%

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

Provision for income taxes

For the years ended September 30, 2021 and 2020, our income tax expense from continuing operations was $25,571 and $16,753, respectively. In fiscal 2021 and fiscal 2020, the low-income tax expense was primarily due to an income tax incentive the Company received from the tax authority of Lishui City. Our subsidiaries, FLS Mushroom and Farmmi Food has received an income tax exemption since January 2019 from the local tax authority of Lishui City, for engaging in the agricultural industry. Management expects that the Company will continue to enjoy the tax break going forward.

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

As of September 30, 2022, we had cash of $41.2 million and short-term deposit of $35.1 million. As of September 30, 2022, advances to suppliers amounted to $48.6 million, approximately $16.3 million, or 35.5% has been utilized as of February 07, 2023 and is expected to be fully utilized by September 2023. We made these advances based on the sales orders we received and expect to receive in the future months. As of September 30, 2022, we had accounts receivable of $16.4 million, among which $3.9 million or 24.3% was collected as of February 07, 2023, and we expect to collect the remaining balance by March 2023. Our current liabilities amounted to $9.1 million at September 30, 2022, in comparison to $4.1 million at September 30, 2021. This increase of current liabilities was mainly attributable to the issuance of $6.4 million convertible promissory notes.

Indebtedness. As of September 30, 2022, we have long-term bank loans - current portion of $1.5 million, long-term bank loans - non-current portion of $0.3 million, convertible promissory notes of $2.2 million and derivative liability of $3.5 million. Beside these loans, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

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

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans. As of September 30, 2022, we had total assets of $163.8 million, which includes advances to suppliers of $48.6 million, accounts receivable of $16.4 million, short-term deposit of $35.1 million and cash of $41.2 million, working capital of $145.0 million, and total equity of $154.7 million. Subsequent to September 30, 2022, we collected $3.9 million or 24.3% of the accounts receivable as of February 07, 2023 and we expect to collect the remaining balance of account receivables by March 2023. Also, our advances to suppliers were mainly in anticipation of higher revenue to be generated in fiscal 2023, these advances to suppliers were to secure sufficient supply from our suppliers so as to meet our anticipated sales.

Working Capital. Total working capital as of September 30, 2022 amounted to $144.9 million from continuing operations, compared to $152.5 million as of September 30, 2021.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. We have established effective collection procedures of our accounts receivable (we collected $3.9 million or 24.3% of the accounts receivable as of February 07, 2023 and we expect to collect the remaining balance of account receivables by March 2023), and have been able to realize or receive the refund of the advances to suppliers in the past. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash flows

The following table sets forth summary of our cash flows from continuing operations for the years ended September 30, 2022, 2021 and 2020.

	For the Years Ended September 30,
	2022	2021	2020
Net cash provided by (used in) operating activities continuing operations	$20,635,488	$(53,231,108)	$(1,827,618)
Net cash used in investing activities from continuing operations	(41,991,079)	(12,127,728)	(82,195)
Net cash provided by financing activities from continuing operations	11,634,868	122,665,288	3,200,229
Effect of exchange rate changes on cash and restricted cash	(8,363,680)	(153,454)	71,112
Net (decrease) increase in cash and restricted cash	(18,084,403)	57,152,998	1,361,528
Cash and restricted cash, beginning of year	59,251,904	2,098,906	737,378
Cash and restricted cash, end of year	$41,167,501	$59,251,904	$2,098,906

Operating activities

Net cash provided by operating activities from continuing operations was $20.6 million for the year ended September 30, 2022, which mainly consisted of (i) a decrease of $12.8 million in advances to suppliers for purchasing mushrooms in anticipation of the sales orders (the decrease of our advances to suppliers were to improve our cash flow from operations and to reduce our credit risk with advances to suppliers), (ii) a decrease of $6.5 million in accounts receivable due to collections, and (iii) net income of $2.2 million.

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

Investing activities

Net cash used in investing activities from continuing operations was $42.0 million for the year ended September 30, 2022, which mainly consisted of (i) placement of $35.3 million fixed term deposit with a bank for one year, and (ii) prepayment of RMB50 million ($7.0 million) to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd., on November 5, 2021, this acquisition was subsequently withdrawn and a third party is willing to undertake this acquisition.

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

Financing activities

Net cash provided by financing activities from continuing operations amounted to $11.6 million for the year ended September 30, 2022, which mainly consisted of (i) net proceeds of $6.0 million from stock issuance, and (ii) net proceeds of $6.0 million from convertible promissory note issuance.

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

The following table presents the company’s material contractual obligations as of September 30, 2022:

		Less than	1-2	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
Short-term bank loans	-	-	-	-	-
Long-term bank loans (1)	1,797,638	1,505,353	292,285	-	-
Operating lease obligations (2)	831,174	99,850	99,850	299,550	331,924
Total	$2,628,812	$1,605,203	$392,135	$299,550	$331,924

_____________

(1) As of September 30, 2022, the Company had outstanding loans of $1.8 million (see Note 8 of the notes to consolidated financial statements for details).

(2) As of September 30, 2022, the Company had operating lease commitment of $0.8 million (see Note 15 of the notes to consolidated financial statements for details).

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this report:

Name	Age	Position(s)

Yefang Zhang	56	Chief Executive Officer and Chairwoman of Board of Directors

Zhengyu Wang	54	Director

Lingge Wu	29	Chief Financial Officer

Dehong Zhang	53	Chief Operating Officer

Qingyi Fu	38	Director (Independent)

Hongdao Qian	60	Director (Independent)

Hui Ruan	55	Director (Independent)

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

Zhengyu Wang. Mr. Wang has been our director since February 2017. Mr. Wang is a seasoned veteran in business, Mr. Wang has been the executive director of almost all of FAMI’s Chinese subsidiaries (Farmmi Enterprise, Farmmi Technology, Farmmi Agricultural, Nongyuan Network, and Farmmi Food) since their incorporation, except FLS Mushroom where he has served as the executive director since September 2016. He was also the manager or the general manager of Farmmi Enterprise, Farmmi Technology Farmmi Agricultural, Nongyuan Network since their incorporation until July 2017. Mr. Wang also manages the business operations of Forasen Group which he owns with his wife and our director and CEO, Ms. Yefang Zhang. Mr. Wang has been the Chairman and CEO of Forasen Group since September 2006, and the executive director and the general manager of Forasen Holding Group Ltd. Co. since September 2013. Mr. Wang has also been the Chairman and CEO of Tantech since July 2014 and recently resigned from the CEO position. He has been the executive director and/or general manager of various subsidiary companies under Tantech and charcoal business-related companies (Zhejiang Tantech Bamboo Technology Co., Ltd., Zhejiang Tantech Bamboo Charcoal Co., Ltd., Zhejiang Tantech Energy Technology Co., Ltd., Hangzhou Tanbo Technology Co., Ltd., Shanghai Jiamu Investment Management Co., Ltd., Hangzhou Jixi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd.). Mr. Wang was one of the directors of CNEY from August 26, 2019 to June 22, 2020. Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, Hangzhou Nanlin Energy Technology Ltd. Co.’s general manager since March 2012 and executive director from March 2012 to September 2016, the executive director of Zhejiang Tesiyang New Energy Complete Equipment Ltd. Co. since March 2016, and the executive director and general manager of Hangzhou Forasen Technology Ltd. Co. since November 2012, of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree majored in Biochemistry and Microbiology from Hangzhou University (now called “Zhejiang University”) in Hangzhou, China in July 1990. Mr. Wang has been appointed as a director because he has significant experience in leading and advising our Company and understands our industry. Mr. Wang is the husband of our director, Ms. Zhang.

Lingge Wu. Prior to being appointed as the Registrant’s CFO, Ms. Wu worked for the Registrant as the financial manager from August 2021. From July 2018 to July 2021, Ms. Wu served as the deputy financial manager of the Registrant. From July 2017 to June 2018, Ms. Wu served as the assistant financial manager at Hangzhou Suyuan Agriculture Technology Co., Ltd. (now Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd.). From July 2015 to June 2017, Ms. Wu served as the accountant of Hangzhou Suyuan Agriculture Technology Co., Ltd. (now Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd.). Ms. Wu received her Bachelor Degree of Aquarium Science and Technology from Hunan Agricultural University in 2015, she also received her Bachelor Degree of Accounting from Hunan Agricultural University in 2015.

Dehong Zhang. Mr. Zhang has been our Chief Operating Officer since March 1, 2021. Mr. Zhang has been a manager of Zhejiang Forest Food Co., Ltd., one of the Registrant’s subsidiaries, since July 2017. From August 2015 to June 2017, Mr. Zhang was the assistant to the general manager of Forasen Group Co., Ltd. From July 2011 to July 2015, Mr. Zhang served as a senior macro-economic analyst at Zheshang Futures Research Center. From April 2008 to March 2011, Mr. Zhang was a financial derivatives analyst and investment consultant of Toyo Securities Co. Mr. Zhang acquired his doctoral degree in financial engineering from Japan Advanced Institute of Science and Technology in March 2006, his master in economics from Yamaguchi University in March 2003 and his bachelor’s degree in international economics from Yamaguchi University in March 2001. Mr. Zhang is a brother of Yefang Zhang, CEO and Chairwoman of the Registrant, and a brother-in-law of Zhengyu Wang, the Registrant’s director and Yefang Zhang’s husband.

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

Summary Executive Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2022, 2021 and 2020.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)
Yefang Zhang	2022	175,587	-	308	175,895
Chief Executive Officer	2021	161,355	-	2,877	164,232
	2020	156,784		6,899
Wenhua Liu(3)	2022	18,298		1,094	19,392
Former Chief Financial Officer	2021	5,298	-	330	5,628
	2020	-	-	-	-
Dehong Zhang(4)	2022	49,904		8,994	58,898
Chief Operating Officer	2021	43,047	-	5,762	48,809
	2020	-	-	-	-
Jun Zhou(5)	2022	-	-	-	-
Former Chief Financial Officer	2021	77,012	-	5762	80,654
	2020	69,377		3,384
Liang Han(6)	2022	-	-	-	-
Former Chief Operating Officer	2021	-	-	-	-
	2020	43,518		856	44,374
Lingge Wu(7)	2022	29,599		1,767	27,366
Chief Financial Officer	2021	-	-	-	-

______________

(1) No officer received a bonus in the years ended September 30, 2022, 2021 and 2020.

(2) Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3) Wenhua Liu resigned on March 22,2022.

(4) Dehong Zhang began his position as Chief Operating Officer on March 1, 2021.

(5) Jun Zhou resigned on August 11, 2021.

(6) Liang Han resigned on March 1, 2021.

(7) Lingge Wu was appointed as our Chief Financial Officer on March 22,2022.

Director Compensation

The following section presents information regarding the compensation paid during the fiscal years ended September 30, 2022, 2021 and 2020 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). Currently we have the following directors: Zhengyu Wang, husband of Yefang Zhang, and three (3) Non-Employee Directors: Qinyi Fu, Hongdao Qian and Hui Ruan.

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

Summary Director Compensation Table

Name	Fiscal Year	Fees earned or paid in cash ($)	All Other Compensation ($)(1)	Total ($)
Yunhao Chen(2)	2022	-	-	-
	2021	-	-	-
	2020	6,411	-	6,411
Hongdao Qian(3)	2022	10,000	-	10,000
	2021	10,000	-	10,000
	2020	10,000	-	10,000
Kangbin Zheng(4)	2022	-	-	-
	2021	-	-	-
	2020	7,178	-	7,178
Ningfang Liang (5)	2022	-	-	-
	2021	3,616	-	3,616
	2020	-	-	-
Hui Ruan (6)	2022	10,000	-	10,000
	2021	10,000	-	10,000
	2020	2,849	-	2,849
Qinyi Fu(7)	2022	10,000	-	10,000
	2021	3,288	-	3,288
	2020	-	-	-

_____________

(1) No Non-Employee Director received other compensation in the years ended September 30, 2022, 2021 and 2020.

(2) Ms. Yunhao Chen resigned on May 21, 2020.

(3) Mr. Hongdao Qian’s term began on July 7, 2017. He is entitled to a board fee of $10,000 per year beginning from July 7, 2017.

(4) Mr. Kangbin Zheng resigned on June 18, 2020.

(5) Mr. Ningfang Liang resigned on June 3, 2020.

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

Lingge Wu

We entered into a new employment agreement with our chief financial officer, Ms. Lingge Wu, effective March 22,2022. Under the terms of Ms. Wu’s employment, Ms. Wu is entitled to the following:

•	Base compensation of RMB 250,000 per year.

•	Reimbursement of reasonable expenses incurred by Ms. Wu.

Ms. Wu’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

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

Director	Audit	Compensation	Nominating
	Committee	Committee	Committee
Qinyi Fu	(1)(2)(3)	(1)	(1)
Hongdao Qian	(1)	(1)	(1)(2)
Hui Ruan	(1)	(1)(2)	(1)

____________

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

D. Employees

As of September 30, 2022, we employed a total of 56 full-time and no part time employees in the following functions:

	Number of Employees
Department	September 30,	September 30,		September 30,
	2022	2021		2020
Senior Management	7	6		6
Human Resource & Administration	3	4		3
Finance	7	8		7
Procurement	4	3		3
Production	22	35	(1)	34
Sales & Marketing	6	3		5
Quality Control	2	2		3
E-commerce	4	5	(2)	7
Business Development	1	1		1
Total	56	67		69

____________

(1) Some production employees resigned due to COVID-19.

(2) We began to reduce the size of our E-commerce business in the fiscal year ended September 30, 2020.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended September 30, 2022, 2021 and 2020, we contributed approximately $69,393 $50,889 and $36,874 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Over 76% of our employees at FLS Mushroom, Farmmi biotechnology and Farmmi Food are female workers. We have bought life insurance for all workers of Farmmi Food’s factory.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders.”

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

At the annual shareholder meeting held in July 2021, our shareholders approved a 40 million shares incentive plan. In February 2022 we filed a registration statement on Form S-8 for the 2021 Plan, and then we canceled the reserved but unissued 30 million shares in February, 2022.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our Ordinary Shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants. For the year ended September 30, 2022, 10 million ordinary shares were issued to eight employees and $2 million was accounted as share-based compensation expense in general and administration expenses. As of September 30, 2022, the remaining ordinary shares available to be issued are 571,400.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of February 9, 2023 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 23,906,985 Ordinary Shares issued and outstanding. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of February 9, 2023 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000. The shareholders of record listed in the table are not located in the United States.

	Ordinary Shares beneficially owned(1)(2)
	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(3)(4)	380,000	1.6%
Zhengyu Wang(3)(4)	380,000	1.6%
Hongdao Qian	-	0.0%
Hui Ruan	-	0.0%
All directors and executive officers as a group (seven (7) persons)	380,000	1.6%
Principal Shareholders:
FarmNet Limited(3)	372,000	1.566%

______________

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.

(2) Assuming the exercise of all the Warrants, no change to the initial conversion rate or the initial exercise price.

(3) The sole shareholder of FarmNet Limited is Ms. Yefang Zhang, who is the Chief Executive Officer and Chairwoman of our company. Ms. Zhang’s spouse is Mr. Zhengyu Wang, a director of our company. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held by FarmNet Limited with Ms. Zhang.

(4) Consists of 372,000 ordinary shares held directly by FarmNet Limited and 8,000 ordinary shares held directly by children individually who are members of the household of Yefang Zhang and Zhengyu Wang.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions for the years ended September 30, 2022, 2021 and 2020, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

September 30, 2022
Name of related party	Relationship	Due from related party	Due to related party	Sales to related party	Purchase from related party	Lease expenses incurred	Lease income earned
Forasen Group Co., Ltd. ("Forasen Group")	Owned by Mr Zhengyu Wang, the Chairman of Board of Directors of the Company	-	-	971	-	-	-
Zhejiang Forasen Zhutan Co., Ltd.	Controlled by CEO Yefang Zhang	-	-	45	-	-	-
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of Mr Zhengyu Wang and Ms Yefang Zhang, CEO of the Company	-	948	-	-	88,847	-
Hangzhou Forasen Technology Co., Ltd	Controlled by Chairman of the Company, Mr. Zhengyu Wang	-	-	-	-	-	14,262
Zhejiang Yili Yuncang Technology Group Co., Ltd	10% equity interest owned by the Company	29,056	-	-	-	-	-
Zhejiang Yitang Medical Service Co., Ltd	93.75% limited partnership owned by the Company	30,927	-	-	-	-	-

September 30, 2021

		Due from	Due to	Sales to	Purchases from	Lease Expenses
Name of Related Party	Relationship	Related Party	Related Party(1)	Related Party	Related Party	Incurred (Deducted)
	Owned by Ms. Yefang Zhang, our CEO
	and her husband and our director, Mr.
Forasen Group	Zhengyu Wang	$-	$-	$1,066	$-	$-
	Forasen Holding Group Co., Ltd. and
	Farmmi, Inc. are both ultimately owned
	and controlled by Mr. Zhengyu Wang
Forasen Holding Group Co., Ltd.	and Ms. Yefang Zhang.	-	-	325	-	-
Zhejiang Forasen Zhutan Co., Ltd.	Controlled by CEO Yefang Zhang	-	-	288	-	-
	Controlled by Chairman of the
Hangzhou Forasen Technology Co, Ltd	Company, Mr. Zhengyu Wang	-	-	158	-	-
	Controlled by Zhengyu Wang and CEO
Hangzhou Xinying Industrial Co., Ltd.	Yefang Zhang	-	-	49	-	-
Hangzhou Carbon Technology Co., Ltd.	Controlled by CEO Yefang Zhang	-	-	33	-	-
Shenzhen Daliniu New Energy Car
Rental Co., Ltd		-	-	33	-	-
Zhejiang Tantech Bamboo Technology	Controlled by Zhengyu Wang and
Co., Ltd.	Yefang Zhang	-	3,032	-	-	$6,596
Hangzhou Forasen Technology Co., Ltd.	Controlled by Zhengyu Wang	-		-	-	$(39,005)
	Shareholder of the Company and 100%
	owned by Company’s CEO, Yefang
Farmnet	Zhang	-	54,600	-	-	-
Total		$-	$57,632	$1,952	$-	$32,409

_____________

(1) The balance of due to related parties was interest-free and due upon demand.

September 30, 2020

		Due from	Due to	Sales to	Purchases from	Lease Expenses
Name of Related Party	Relationship	Related Party	Related Party(1)	Related Party	Related Party	Incurred (Deducted)
	Owned by Ms. Yefang Zhang, our CEO
	and her husband and our director, Mr.
Forasen Group	Zhengyu Wang	$-	$-	$6,660	$-	$31,965
Zhejiang Forasen Asset Management	Controlled by Zhengyu Wang and
Co., Ltd.	Yefang Zhang	-	-	365	-
Zhejiang Tantech Bamboo Technology	Controlled by Zhengyu Wang and
Co., Ltd.	Yefang Zhang	-	-	133	-	$-
Hangzhou Forasen Energy Technology
Co., Ltd.	Controlled by Zhengyu Wang	-		42	-	$(6,940)
Yefang Zhang	Our CEO	-	1,714,811	-	-	-
Total		$-	$1,714,811	$7,200	$-	$25,025

_____________

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

In July 2021, the Company entered into two lease agreements with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building of 1,180 square meters and 1,914 square meters. Both lease terms are 10 years from August 1, 2021 to July 31, 2031 with annual rent of RMB168,854 ($25,690) and from July 14, 2021 to July 13, 2031 with annual rent of RMB421,431 ($64,117), respectively. For the years ended September 30, 2022, 2021 and 2020, the Company incurred lease expenses of $88,847, $86,556 and 47,785, respectively.

Sublease to a related party

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB283,258 (equivalent of $41,639). This lease was terminated on February 14, 2022.

For the years ended September 30, 2022, 2021 and 2020, the Company recorded lease income of $14,262, $40,026 and $5,791, respectively.

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 9 of the financial statements). The Company’s related parties also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 9 of the financial statements).

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

From time to time, we have been involved in litigation relating to contract disputes and other matters in the ordinary course of our business. See “Item 3 - Key Information - Risk Factors - Risks Related to Our Business and Industry - We have guaranteed third parties’ debt, and a failure by such parties to repay their debts may be enforced against our company.” We are not currently a party to any material legal or administrative proceedings.

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

As of February 9, 2023, there were approximately 13 holders of record of our Ordinary Shares.

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

On April 28, 2021, we entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 140,000,000 ordinary shares of the Company, par value $0.001 per share, at a public offering price of $0.30 per share. Under the terms of the Underwriting Agreement, we granted the Underwriter a 45-day option to purchase up to an additional 21,000,000 ordinary shares solely to cover over-allotments, if any. We received approximately $43.9 million in net proceeds from the Offering (including the net proceeds from the exercise of the over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The over-allotment option was exercised in full at a price of $0.30 per share on April 30, 2021.

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

On November 5, 2021, Zhejiang Yitang Medical Service Co., Ltd entered into an Equity Transfer Framework Agreement with four shareholders of Shanghai Jiaoda Onlly Co., Ltd. (“Jiaoda Onlly”) to purchase 124,590,064 shares of Jiaoda Onlly from China Capital Investment (Group) Co., Ltd. (CCIG) and its affiliates for approximately RMB 509.6 million (approximately US$71.6 million).

On January 27, 2022, Yitang entered into an agreement (the “Agreement”) to assign it obligations and rights under the Equity Transfer Framework Agreement to Shanghai Shijie Decoration Design Engineering Co., Ltd. and Shanghai Yunjian Industrial Development Co., Ltd. (“Designated Parties”), two unrelated parties. Pursuant to the Agreement, the Designated Parties will pay the full price under the Equity Transfer Framework Agreement to the shareholders of Jiaoda Onlly, and the shareholders of Jiaoda Onlly will pay back the RMB50 million to Yitang which Yitang has already paid after such shareholders receive the full payment from the Designated Parties.

On February 25, 2022, Farmmi, Inc. entered into a securities purchase agreement (the “Securities Purchase Agreement”), Pursuant to the Securities Purchase Agreement, Farmmi agreed to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from Farmmi in the aggregate 30,000,000 of Farmmi’s ordinary shares (the “Shares”) at $0.20 per share for $6,000,000.

On September 26, 2022, Farmmi entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued to the Investor, in an unregistered private transaction, an unsecured promissory note on September 26, 2022 in the original principal amount of $6,440,000.00 (the “Note”), convertible into ordinary shares, $0.025 par value, of the Company (the “Ordinary Shares”), for $6,000,000.00 in gross proceeds.

On September 30 2022, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd entered into a Share Transfer Agreement and Supplemental Agreement with Zhejiang Jingcai Industrial Co., Ltd. to sell Zhejiang FLS Mushroom Co., LTD for RMB 24,100,000.

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Farmmi, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board of Directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that Farmmi, Inc. meet all of the conditions above or are PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares. See “Item 3 - Key Information - Risk Factors - Risk Related to Doing Business in China - Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Farmmi International. The EIT Law and its implementing rules provide those dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Farmmi International may be able to benefit from the 5% withholding tax rate for the dividends it receives from Farmmi Enterprise and Farmmi Technology, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

As of September 30, 2022, we had approximately $1.8 million in outstanding bank loans, with interest rate ranging from 4.8% to 14.4%, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB0.13 million ($17,976) lower/higher, respectively, mainly as a result of interest expense on our bank loans.

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

We had short-term deposits of $35.1 million as of September 30, 2022, and no other short-term investments and long-term held-to-maturity investments as of September 30, 2022.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated by 1.9% in 2020, depreciated by 7.9% in 2021 and appreciated by 1.2% in 2022. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to 1% change in foreign currency translation are summarized as follows.

	Year Ended September 30,
	2022	2021	2020
Impact on revenue	$983,607	$392,839	$574,728
Impact on operating expenses	$42,549	$10,973	$26,574
Impact on net income	$24,642	$47,049	$66,585

Currently, all of our assets, liabilities, revenues and costs are denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering will be in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets may be denominated in U.S. dollar in the future. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. See “Item 3 - Key Information - Risk Factors - Risks Related to Doing Business in China - Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

As of September 30, 2022, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s SEC filings.

(b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2022. Based on the assessment, management determined that, as of September 30, 2022, we did not maintain effective internal control over financial reporting, because:

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

Especially for the identified material weakness related to internal control, we plan to hire experts to improve and test our internal control and the set up a series of standard and recurring internal audit work procedures before September 2023. We schedule to perform self-assessment of internal control effectiveness on a continuous basis, which will be led by our accounting and risk management department within fiscal year 2022. We also plan to hire more competent personnel and involve professional service companies to help us implement SOX 404 compliance together with the establishment of our internal audit function.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors-Risks Relating to Our Business and Industry-If we fail to implement and maintain an effective internal controls over financing reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud." in the annual report for the year ended September 30, 2022.

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

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at https://www.farmmi.com/.

Item 16C. Principal Accountant Fees and Services

YCM CPA Inc was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2022 and 2021, Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2020.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

During fiscal year 2020, Friedman LLP’s audit fees were $210,000.

During fiscal year 2021, YCM CPA Inc ‘s audit fees were $180,000.

During fiscal year 2022, YCM CPA Inc ‘s audit fees were $220,000.

Audit-Related Fees

During fiscal year 2022 and 2021 YCM CPA Inc ‘s audit-related fees were $0.

Tax Fees

During fiscal years 2022 and 2021 YCM CPA Inc’s tax fees were $0.

All Other Fees

During fiscal years 2022 and 2021 YCM CPA Inc’s other fees were $0.

Audit Committee Pre-Approval Policies

Before YCM CPA Inc was engaged by the Company to render audit or non-audit services, the engagement was pre-approved by the Company’s audit committee. All services rendered by YCM CPA Inc have been so pre-approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2022 that were attributed to work performed by persons other than YCM CPA Inc’s full-time permanent employees was less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2022.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1	Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1	2017-11-15
1.2	First Amended and Restated Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1/A	2018-01-09
2.1	Specimen Ordinary Share Certificate	By Reference	F-1	2017-11-15
2.2	Form of Underwriter Representative’s Warrants	By Reference	F-1/A	2017-12-05
2.3	Form of Senior Secured Convertible Note	By Reference	6-K	2018-11-2
2.4	Form of Investor Warrant	By Reference	6-K	2018-11-2
2.5	Form of Placement Agent Warrant	By Reference	6-K/A	2018-11-9
4.1	Employment Agreement with Yefang Zhang	By Reference	20-F	2021-01-29
4.2	Employment Agreement with Lingge Wu	By Reference	6-k	2022-03-25
4.3	Employment Agreement with Dehong Zhang	By Reference	6-K	2021-03-05
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

		By Reference	6-K	2020-05-20
4.11	Translation of Non-competition Agreement by and between Farmmi, Inc. and Forasen Group, dated December 16, 2016	By Reference	F-1	2017-11-15
4.12	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc. and Tantech Holdings Ltd, dated June 30, 2017	By Reference	20-F	2021-01-29
4.13	Securities Purchase Agreement	By Reference	6-K	2018-11-02
4.14	Shareholder Pledge Agreement	By Reference	6-K/A	2018-11-09

4.15	Registration Rights Agreement	By Reference	6-K	2018-11-02
4.16	Summary Translation of Lease Agreement with Zhejiang Tantech Bamboo Technology Co., Ltd, dated July 6, 2020	By Reference	20-F	2021-01-29
4.17	Translation of Lease Agreement with Forasen Group, dated August 1, 2020	By Reference	20-F	2021-01-29
4.18	Summary Translation of Lease Agreement with four individuals, dated June 15, 2020	By Reference	20-F	2021-01-29
4.19	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated March 22, 2021	By Reference	6-K	2021-03-24
4.20	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated April 28, 2021	By Reference	6-K	2021-05-03
4.21	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated September 13, 2021	By Reference	6-K	2021-9-14
4.22	Equity Transfer Framework Agreement, dated November 5, 2021 among Zhejiang Yitang Medical Service Co.,LTD, Shanghai Jiaoda Onlly Co., Ltd. and its shareholders	By Reference	6-K	2021-11-05
4.23	Assignment Agreement dated January 27, 2022 among Zhejiang Yitang Medical Service Co.,LTD, Shanghai Shijie Decoration Design Engineering Co., Ltd. and Shanghai Yunjian Industrial Development Co., Ltd.	By Reference	6-K	2022-01-27
4.24	Securities Purchase Agreement with Investors dated February 25, 2022	By Reference	6-K	2022-03-02
4.25	Securities Purchase Agreement with Streeterville Capital, LLC dated September 26, 2022	By Reference	6-K	2022-09-27
4.26	Convertible Promissory Note dated September 26, 2022	By Reference	6-K	2022-09-27
4.27	Share Transfer Agreement with Zhejiang Jingcai Industrial Co., Ltd.	Herewith
4.28	Supplemental Agreement to Share Transfer Agreement with Zhejiang Jingcai Industrial Co., Ltd.	Herewith
8.1	List of subsidiaries	Herewith
11.1	Code of Business Conduct and Ethics of Farmmi, Inc.	By Reference	F-1	2017-11-15
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith
15.1	Consent of Friedman LLP	Herewith
15.2	Consent of YCM CPA, Inc.	Herewith
99.1	Press release dated February 13, 2023 titled “Farmmi Reports Record Company Full Year 2022 Revenue”	Herewith
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Farmmi, Inc.

Date: February 13, 2023	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

FARMMI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

FARMMI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Farmmi, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Farmmi, Inc. and subsidiaries (collectively, the “Company”) as of September 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended September 30, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for years ended September 30, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Restatement Adjustments for Changes in Share Re-designation

The consolidated financial statements of the Company as of September 30, 2020 were audited by other auditor. As described in Note 12, the Company adjusted all shares and per share data periods presented for the shares re-designation. We audited the adjustments that were applied to restate the disclosure for share re-designation reflected in the September 30, 2020 consolidated financial statements to retrospectively apply the effects of the share re-designation that occurred subsequent to the year ended September 20, 2020. However, we were not engaged to audit, review, or apply any procedures to the September 30, 2020 consolidated financial statements for the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the September 30, 2020 consolidated financial statements taken as a whole.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781

Irvine, California

February 13, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Farmmi, Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to classify certain amounts due to the discontinued operations of Zhejiang Forest Food Co., Ltd. (“Forest Food”), as described in Notes 1 and 18, and the effects of share consolidation to restate all shares and per share data at the ratio of one-for-twenty-five for all periods presented as described in Notes 2 and 12, the  consolidated balance sheet of Farmmi, Inc. and subsidiaries (collectively, the “Company”) as of September 30, 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, before the effects of the disposition of and related adjustments to reclassify certain amounts to discontinued operation classification as described in Notes 1 and 18, and the share consolidation to restate all shares and per share data for all periods presented as described in Notes 2 and 12, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for each of the years in the two-year  period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the discontinued operations classification of Zhejiang Forest  Food  Co.,  Ltd.,  as  described  in  Notes  1  and  18,  and  the  adjustments  to  retrospectively  apply  the  change  in consolidation of ordinary shares at the ratio of one-for-twenty-five as described in Notes 2 and 12, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by YCM CPA Inc.

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

New York, New York

January 29, 2021

Farmmi, Inc.

Consolidated Balance Sheets

	September 30,	September 30,
	2022	2021
Assets
Current Assets
Cash	$41,167,501	$59,251,904
Short-term deposit	35,144,444	2,793,556
Short-term investments	5,820	-
Notes receivable	3,528,235	-
Accounts receivable, net	16,351,244	24,473,318
Advances to suppliers, net	48,633,604	66,718,632
Other receivable	7,440,705	-
Inventories, net	716,278	1,371,540
Other current assets	206,566	490,699
Due from a related party	59,983	-
Current assets from discontinued operations	-	205,887
Total current assets	153,254,380	155,305,536

Prepayment to acquire a subsidiary	-	9,311,854
Biological assets	9,638,722	-
Long-term investments	140,578	-
Property, plant and equipment, net	44,868	79,482
Intangible assets, net	6,747	40,075
Right-of-use assets, net	534,351	776,665
Deferred tax assets	163,207	-
Non-current assets from discontinued operations	-	173,289
Total Assets	$163,782,853	$165,686,901

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank loans	-	$2,172,766
Long-term bank loans - current portion	1,505,353	-
Convertible promissory notes	2,178,511	-
Derivative liability	3,450,000	-
Note payable	12,385	-
Accounts payable	197,137	56,457
Due to related parties	948	57,632
Operating lease liabilities - current	46,543	155,532
Other current liabilities	898,444	161,716
Current liabilities from discontinued operations	-	1,542,323
Total current liabilities	8,289,321	4,146,426
Long-term bank loans - non-current portion	292,285	142,264
Operating lease liabilities - non-current	517,156	605,793
Non-current liabilities from discontinued operations	-	-
Total Liabilities	9,098,762	4,894,483

Commitment and contingencies

Shareholders' Equity
Ordinary share, $0.025 par value, 24,000,000 shares authorized, 23,906,985 and 22,311,215 shares issued and outstanding at September 30, 2022 and 2021, respectively[1]	597,675	557,781
Additional paid-in capital	152,162,658	147,088,227
Statutory reserve	1,153,813	973,555
Retained earnings	14,903,491	9,127,377
Accumulated other comprehensive (loss) income	(14,133,546)	2,128,972
Total Farmmi, Inc.’s Shareholders' Equity	154,684,091	159,875,912
Noncontrolling Interest	-	916,506
Total Shareholders' Equity	154,684,091	160,792,418

Total Liabilities and Shareholders' Equity	$163,782,853	$165,686,901

____________

1. On May 31, 2022, the Company consolidated its ordinary shares at the ratio of one-for-twenty-five. The authorized number of ordinary shares had been retrospectively adjusted from 600,000,000 ordinary shares, $0.001 par value, to 24,000,000 ordinary shares, $0.025 par value, and the issued and outstanding ordinary shares had been retrospectively adjusted from 557,780,383 ordinary shares to 22,311,215 ordinary shares at September 30, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Years Ended September 30,
	2022	2021	2020
Revenues
Sales to third parties	$99,212,363	$39,287,999	$28,356,763
Sales to related parties	1,016	1,952	7,200
Total revenues	99,213,379	39,289,951	28,363,963
Cost of revenues	(93,775,293)	(34,180,670)	(23,712,541)

Gross profit	5,438,086	5,109,281	4,651,422

Operating expenses
Allowance for doubtful accounts	(57,173)	875,094	(818,199)
Selling and distribution expenses	(305,367)	(292,709)	(258,561)
General and administrative expenses	(4,133,178)	(2,838,790)	(1,307,579)
Total operating expenses	(4,495,718)	(2,256,405)	(2,384,339)

Income from operations	942,368	2,852,876	2,267,083

Other income (expenses)
Change in Fair value of derivative liability	419,649	-	-
Interest income	516,869	33,576	183
Interest expense	(134,144)	(73,866)	(168,657)
Amortization of debt issuance costs	(48,160)	-	(1,093,440)
Other expenses, net	409,030	(379,225)	88,886
Total other income (expenses), net	1,163,244	(419,515)	(1,173,028)

Income before income taxes	2,105,612	2,433,361	1,094,055
Provision for income taxes	118,367	(25,571)	(16,753)
Net income from continuing operations	2,223,979	2,407,790	1,077,302
Discontinued operations
Net loss from discontinued operations, net of tax	-	(51,352)	(263,847)
Net income	2,223,979	2,356,438	813,455
Net loss attributable to non-controlling interest from discontinued operations	-	1,976	10,151
Net income attributable to Farmmi, Inc.	$2,223,979	$2,358,414	$823,606

Comprehensive (loss) income
Net income	$2,223,979	$2,356,438	$813,455
Foreign currency translation	(16,344,967)	1,990,561	1,423,862
Total comprehensive (loss) income	(14,120,988)	4,398,351	2,237,317
Comprehensive income attributable to noncontrolling interest	-	(46,525)	(30,933)
Comprehensive (loss) income attributable to Farmmi, Inc.	$(14,120,988)	$4,351,826	$2,206,384

Weighted average number of ordinary shares[1]
Basic	23,247,874	4,113,700	649,794
Diluted	23,247,874	4,178,208	649,794
Basic (loss) earnings per ordinary share[1]
Continuing operations	$0.10	$0.59	$1.66
Discontinued operations	-	$(0.01)	$(0.41)
Diluted (loss) earnings per ordinary share[1]
Continuing operations	$0.10	$0.58	$1.66
Discontinued operations	-	$(0.01)	$(0.41)

___________

1. On May 31, 2022, the Company consolidated its ordinary shares at the ratio of one-for-twenty-five. The weighted average number of basic ordinary shares had been retrospectively adjusted from 102,842,495 to 4,113,700 for the year ended September 30, 2021 and from 16,244,856 to 649,794 for the year ended September 30, 2020. The weighted average number of diluted ordinary shares had been retrospectively adjusted from 104,455,189 to 4,178,208 for the year ended September 30, 2021. As a result, the basic and diluted earnings per ordinary share for continuing operations had been retrospectively adjusted from $0.02 to $0.59 and from $0.02 to $0.58 for the year ended September 30, 2021, respectively. For the year ended September 30, 2020, the basic and diluted earnings per ordinary share for continuing operations had been retrospectively adjusted from $0.07 to $1.66. For discontinued operations, the basic and diluted loss per ordinary share had been retrospectively adjusted from ($0.00) to ($0.01) and from ($0.02) to ($0.41) for the years ended September 30, 2021 and 2020, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Changes in Shareholder’s Equity

For the Years Ended September 30, 2022, 2021 and 2020

							Total
			Additional			Accumulated Other	Farmmi, Inc.’s		Total
	Ordinary shares		Paid in	Statutory	Retained	Comprehensive	Shareholders'	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Equity	Interest	Equity
Balance at September 30, 2019	503,594	$12,590	$15,762,867	$597,528	$6,321,384	$(1,195,866)	$21,498,503	$839,048	$22,337,551

Issuance of ordinary shares for convertible notes redemption	317,114	7,928	4,572,361	-	-	-	4,580,289	-	4,580,289
Foreign currency translation gain	-	-	-	-	-	1,382,778	1,382,778	41,084	1,423,862
Net income (loss) for the year	-	-	-	-	823,606	-	823,606	(10,151)	813,455
Statutory reserve	-	-	-	374,564	(374,564)	-	-	-	-

Balance at September 30, 2020	820,708	$20,518	$20,335,228	$972,092	$6,770,426	$186,912	$28,285,176	$869,981	$29,155,157

Share-based compensation expenses	23,864	597	1,260,077	-	-	-	1,260,674	-	1,260,674
Issuance of ordinary shares and warrants, net	10,462,064	261,552	125,748,986	-	-	-	126,010,538		126,010,538
Warrants exercised for cash	11,004,579	275,114	(256,064)	-	-	-	19,050	-	19,050
Foreign currency translation gain	-	-	-	-	-	1,942,060	1,942,060	48,501	1,990,561
Net income for the year	-	-	-	-	2,358,414	-	2,358,414	(1,976)	2,356,438
Statutory reserve	-	-	-	1,463	(1,463)	-	-	-	-

Balance at September 30, 2021	22,311,215	$557,781	$147,088,227	$973,555	$9,127,377	$2,128,972	$159,875,912	$916,506	$160,792,418

Share-based compensation expenses	400,000	10,000	1,997,328	-	-	-	2,007,328	-	2,007,328
Issuance of common shares, net	1,200,000	30,000	5,970,000	-	-	-	6,000,000	-	6,000,000
Reverse share-split adjustment	(4,230)	(106)	106	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	(16,344,967)	(16,344,967)	-	(16,344,967)
Disposal of a subsidiary	-	-	(2,893,003)	-	3,732,393	82,449	921,839	(916,506)	5,333
Net income for the year	-	-	-	-	2,223,979	-	2,223,979	-	2,223,979
Statutory reserve	-	-	-	180,258	(180,258)	-	-	-	-

Balance at September 30, 2022	23,906,985	$597,675	$152,162,658	$1,153,813	$14,903,491	$(14,133,546)	$154,684,091	-	$154,684,091

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Cash Flows

	For the Years Ended September 30,
	2022	2021	2020
Cash flows from operating activities
Net income	$2,223,979	$2,356,438	$813,455
Net loss from discontinued operations	-	51,352	263,848
Net income from continuing operations	2,223,979	2,407,790	1,077,303
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in allowances - accounts receivable	(89)	(116,862)	115,712
Changes in allowances - advances to suppliers	3,526	(758,232)	702,486
Changes in allowances - inventories	53,736	(19,323)	17,902
Depreciation and amortization	64,287	68,418	65,232
Amortization of operating lease right-of-use assets	85,280	-	-
Non-cash lease expenses	-	91,573	17,437
Loss on short-term investment	145,843	-	-
Gain from disposal of property and equipment	-	(55,801)	-
Loss from disposal of a subsidiary	15,243	-	-
Amortization of debt issuance costs	48,160	-	135,867
Amortization of deferred financing costs	-	-	1,093,440
Interest receivable from other receivable	(445,693)
Amortization of biological assets	218,317	-	-
Deferred income tax provision	(176,633)
Change in fair value of derivative liability	(419,649)	-	-
Share-based compensation	2,007,328	1,260,674	-
Changes in operating assets and liabilities:
Accounts receivable	6,483,703	(13,040,158)	3,929,712
Advances to suppliers	12,767,241	(40,989,649)	(9,115,037)
Notes receivables	(3,818,479)	-	-
Inventory, net	515,599	(1,212,031)	380,175
Other current assets	(49,765)	(258,117)	54,749
Accounts payable	156,598	26,404	(84,425)
Operating lease liabilities	(38,478)	(75,879)	(46,082)
Other current liabilities	795,433	(559,915)	(172,089)
Net cash provided by (used in) operating activities from continuing operations	20,635,487	(53,231,108)	(1,827,618)
Net cash provided by operating activities from discontinued operations	-	324,095	211,195
Net cash provided by (used in) operating activities	20,635,487	(52,907,013)	(1,616,423)

Cash flows from investing activities
Purchase of property, plant and equipment	(2,946)	(4,686)	-
Purchase of intangible assets	-	(1,363)	(82,195)
Short-term deposits	(35,296,981)	(2,772,430)	-
Advances to a third party	-	(107,817)	-
Acquisition of subsidiaries	(1,521,422)	-	-
Repayment of advances to a third party	106,500	-	-
Proceeds from disposal of subsidiary	2,662,459	-	-
Purchase of long-term investments	(152,142)	-	-
Purchase of short-term investments	(152,142)	-	-
Other receivables	(7,607,108)	(9,241,432)	-
Advances to related parties	(27,297)	-	-
Net cash used in investing activities from continuing operations	(41,991,079)	(12,127,728)	(82,195)
Net cash used in investing activities from discontinued operations	-	(130,492)	(165,045)
Net cash used in investing activities	(41,991,079)	(12,258,220)	(247,240)

Cash flows from financing activities
Gross proceeds from capital contribution	-	-	428,100
Gross proceeds from bank acceptance notes payable	13,404	-	3,139,400
Repayment of bank acceptance notes payable	-	(3,388,525)	-
Net proceeds from share issuance	6,000,000	126,029,588	-
Net proceeds from convertible note issuance	6,000,000	-	-
Borrowings from bank loans	1,959,591	2,310,358	570,800
Repayments of bank loans	(2,283,527)	(628,931)	-
Repayment of advances from related parties	(54,600)	(2,147,199)	(938,071)
Proceeds from advances from related parties	-	489,997	-
Net cash provided by financing activities from continuing operations	11,634,868	122,665,288	3,200,229
Net cash (used by) provided by financing activities from discontinued operations	-	(252,488)	1,416
Net cash provided by financing activities	11,634,868	122,412,800	3,201,645

Effect of exchange rate changes on cash and restricted cash	(8,363,679)	(150,204)	73,354

Net (decrease) increase in cash and restricted cash	(18,084,403)	57,097,363	1,411,336

Cash and restricted cash, beginning of year	59,251,904	2,165,151	753,815

Cash and restricted cash, end of year	$41,167,501	$59,262,514	$2,165,151
Less: cash from discontinued operations	-	(10,610)	(66,245)
Cash and restricted cash, end of year	$41,167,501	$59,251,904	$2,098,906
	-	-	-
Reconciliation of cash and restricted cash, beginning of year
Cash	$59,251,904	$481,906	$118,688
Restricted cash	-	1,617,000	618,690
Cash from continuing operations	59,251,904	2,098,906	737,378
Cash from discontinued operations	-	66,245	16,437
Cash and restricted cash, beginning of year	$59,251,904	$2,165,151	$753,815

Reconciliation of cash and restricted cash, end of year
Cash	$41,167,501	$59,251,904	$481,906
Restricted cash	-	-	1,617,000
Cash from continuing operations	41,167,501	59,251,904	2,098,906
Cash from discontinued operations	-	10,610	66,245
Cash and restricted cash, end of year	$41,167,501	$59,262,514	$2,165,151

Supplemental disclosure information:
Income taxes paid	$5,443	$22,100	$29,771
Interest paid	$82,970	$116,700	$87,249

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	-	$593,457	$827,118
Conversion of notes to 7,927,846 ordinary shares	-	-	$4,580,289
Accrued interest for convertible notes	$5,753	-	$135,867

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and nature of business

Farmmi, Inc. (“FAMI” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FAMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, which in turn owns 100% equity interest of Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”), Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), Zhejiang Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”) and Farmmi (Hangzhou) Health Development Co., Ltd (“Farmmi Heath Development”), four wholly foreign-owned entities (each, a “WFOE”) formed by Farmmi International under the laws of the People’s Republic of China (“PRC” or “China”).

Farmmi Health Development owns 100% equity interest in Zhejiang Farmmi Medical Health Technology Co., Ltd (“Farmmi Medical Health”) which was established under the laws of the PRC on September 18, 2021.

Farmmi Enterprise, Farmmi Technology and Farmmi Ecology own 30%, 40% and 30% of equity interests in Zhejiang Farmmi Holdings Group Co., Ltd. (“Farmmi Holdings”), respectively, which was established under the laws of the PRC on September 18, 2021.

On December 23, 2021, a board resolution of Zhejiang Farmmi Agricultural Technology Group Co., Ltd. (“Farmmi Agricultural”) (formerly known as Hangzhou Suyuan Agriculture Technology Co., Ltd., “Suyuan Agriculture”), a company incorporated in the PRC, was passed to reorganize certain companies mentioned below with nil consideration.

Under the above-mentioned reorganization, (i) on December 30, 2021, Farmmi Holdings started to own 100% interest in Farmmi Agricultural, which was previously owned by Farmmi Enterprise (31.7%) and Farmmi Technology (68.3%); (ii) Farmmi Agricultural owns 100% of the equity interest of Zhejiang Farmmi Agricultural Supply Chain Co., Ltd (“Farmmi Supply Chain”), a company established under the laws of the PRC, on February 10, 2022 and was previously 100% owned by Farmmi Ecology.

On September 27, 2021, the Company, through its subsidiary, Zhejiang Farmmi Agricultural Supply Chain Co., Ltd., acquired Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd (“Jiangxi Xiangbo”), established under the laws of the PRC, from Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd. for a total price of RMB70 million ($11 million). After the consummation of the acquisition, Farmmi Supply Chain owns 100% equity interest in Jiangxi Xiangbo, which in turn owns 100% interest in Yudu County Yada Forestry Co., Ltd, established under the laws of the PRC (“Yudu Yada”). As a result, Jiangxi Xiangbo and Yudu Yada became the subsidiaries of the Company.

On September 27, 2021, the Company, through its subsidiary, Zhejiang Farmmi Agricultural Supply Chain Co., Ltd., acquired Guoning Zhonghao (Ningbo) Trading Co., Ltd. (“Guoning Zhonghao”), established under the laws of the PRC, from Ningbo Guoning Zhonghao Technology Co., Ltd. and Jianxin Huang, an individual, for a total consideration of RMB5,000 ($788). After the consummation of the acquisition, Farmmi Supply Chain owns 100% equity interest in Guoning Zhonghao.

Farmmi Agricultural owns 100% of equity interests in Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”), Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”) and Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) and 77.2% equity interest in Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”). FLS Mushroom, Farmmi Biotech, Farmmi Food, and Farmmi E-Commerce”) were all established under the laws of the PRC. The remaining 22.8% equity interest in Farmmi E-Commerce is owned by Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”). Nongyuan Network was incorporated on December 8, 2015 under the laws of the PRC and focuses on the development of network marketing and provides a network platform for sales of agriculture products.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and nature of business (Continued)

On September 18, 2016, Farmmi Agricultural entered into a series of contractual agreements with Zhengyu Wang, the then sole-owner of Nongyuan Network. These agreements include an Exclusive Management Consulting and Technology Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement, a Proxy Agreement and a Power of Attorney (collectively, the “Original VIE Agreements”). The Original VIE Agreements empowered Farmmi Agricultural to exercise management control over the activities that most significantly impact the operation results of Nongyuan Network, obligated Farmmi Agricultural to absorb a majority of the risk of loss from Nongyuan Network’s activities, and entitled Farmmi Agricultural to receive a majority of their residual returns. In essence, Farmmi Agricultural and the Company had gained effective control over Nongyuan Network.

On December 4, 2019, Zhengyu Wang transferred 100% of his shares of Nongyuan Network to his daughter Xinyang Wang. As a result, Xinyang Wang started to hold 100% of the ownership interest of Nongyuan Network. On December 10, 2019, Xinyang Wang, as the new sole owner of Nongyuan Network, signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”) with Nongyuan Network and Farmmi Agricultural. On May 15, 2020, the following agreements were signed with the effective date of December 10, 2019:

(1)

Zhengyu Wang, Nongyuan Network and Farmmi Agricultural signed a termination agreement to confirm that the Original VIE Agreements had been terminated because Zhengyu Wang was no longer the shareholder of Nongyuan Network;

(2)

Zhengyu Wang, Dehong Zhang (the legal representative of Nongyuan Network), Xinyang Wang, Nongyuan Network and Farmmi Agricultural signed a joint statement to confirm that the board of directors of the Company had the ultimate authority over the matters of the VIE (defined below), Nongyuan Network.

FAMI believes that Xinyang Wang VIE Agreements enable Farmmi Agricultural and FAMI to keep effective control over Nongyuan Network, and as a result Nongyuan Network should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Accordingly, the accounts of Nongyuan Network are consolidated with those of Farmmi Agricultural.

On September 7, 2021, Zhejiang Yitang Medical Service Co., Ltd. (“Yitang Mediservice”) was established under the laws of the PRC. Nongyuan Network and Farmmi Ecology own 95% and 5% of the equity interests in Yitang Mediservice, respectively.

On September 17, 2021, Zhejiang Yiting Medical Technology Co., Ltd. (“Yiting Meditech”) was established under the laws of the PRC. Yitang Mediservice owns 100% interest in Yiting Meditech.

On November 23, 2021, the Company incorporated Shanghai Zhongjian Yiting Healthcare Technology Partnership (Limited Partnership) (“Zhongjian Yiting”), and Yiting Meditech owns 93.75% of the ownership interest of it.

On January 10, 2022, Lishui Yifeng Medical Health Technology Co., Ltd (“Yifeng Medihealth”) was established under the laws of the PRC. Yitang Mediservice owns 100% of the equity interest in Yifeng Medihealth.

On January 10, 2022, Lishui Yilong Enterprise Management Co., Ltd (“Yilong Enterprise”) was established under the laws of the PRC. Yitang Mediservice owns 100% of the equity interest in Yilong Enterprise.

On January 19, 2022, Lishui Yifeng Yilong Medical Technology Development Partnership (Limited Partnership) (“YF YL MediTech”) was established under the laws of the PRC. Yifeng Medihealth owns 20% and Yilong Enterprise owns 80% interest in YF YL MediTech.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and nature of business (Continued)

On January 19, 2022, Lishui Yitang Shangke Medical and Health Technology Partnership (Limited Partnership) (“YT SK Medihealth”) was established under the laws of the PRC. Yifeng Medihealth owns 20% and Yilong Enterprise owns 80% interest in YT SK Medihealth.

On May 27, 2022, Zhejiang Farmmi Ecological Agriculture Technology Co., Ltd (“Farmmi Eco Agri”) was established under the laws of the PRC. FLS Mushroom owns 100% of the equity interest in Farmmi Eco Agri.

On July 13, 2022, Farmmi Canada Inc. (Farmmi Canada) was established under the laws of the Canada. Farmmi Inc. owns 100% of the equity interest in Farmmi Canada.

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

On September 30, 2022, an agreement was signed to divest 100% interest in FLS Mushroom to a third party for total cash consideration of RMB24.1 million (approximately $3.4 million) on October 1, 2022.

On November 14, 2022, Ningbo Farmmi Baitong Trade Co., Ltd (“Ningbo Farmmi Trade”) was established under the laws of the PRC. Farmmi Agricultural owns 100% equity of Ningbo Farmmi Trade.

As of September 30, 2022, details of the subsidiaries of FAMI are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal activities
FAMI	July 28, 2015	Cayman	Parent	Holding company
Farmmi International	August 20, 2015	Hong Kong	100%	Holding company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100%	Holding company
Farmmi Technology	June 6, 2016	Zhejiang, China	100%	Holding company
Farmmi Agricultural	December 8, 2015	Zhejiang, China	100%	Holding company
FLS Mushroom	March 25, 2011	Zhejiang, China	100%	Light processing and distribution of dried mushrooms
Farmmi Food	December 26, 2017	Zhejiang, China	100%	Dehydrating, further processing and distribution of edible fungus
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	100%	Technology development, technical services and technical consultation related to agricultural products
Farmmi Biotech	April 7, 2021	Zhejiang, China	100%	Research and development of mushroom powder and mushroom extract
Farmmi Ecology	April 25, 2021	Zhejiang, China	100%	Holding company
Farmmi Supply Chain	May 11, 2021	Zhejiang, China	100%	Agricultural products supply chain
Farmmi Health Development	September 17, 2021	Zhejiang, China	100%	Health development
Farmmi Medical Health	September 18, 2021	Zhejiang, China	100%	Medical health
Farmmi Holdings	September 18, 2021	Zhejiang, China	100%	Holding company
Jiangxi Xiangbo	June 18, 2021	Jiangxi, China	100%	Holding company
Yudu Yada	November 10, 2010	Jiangxi, China	100%	Forestry development
Guoning Zhonghao	June 15, 2021	Zhejiang, China	100%	Agriculture exporting
Farmmi Eco Agri	May 27, 2022	Zhejiang, China	100%	Agriculture products
Farmmi Canada	July 13, 2022	Canada	100%	Agriculture products
Ningbo Farmmi Trade	November 14, 2022	Zhejiang, China	100%	Agriculture products
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading
Yitang Mediservice	September 7, 2021	Zhejiang, China	100% subsidiary of the VIE	Medical services
Yiting Meditech	September 17, 2021	Zhejiang, China	100% subsidiary of the VIE	Medical technology
Yifeng Medihealth	January 10, 2022	Zhejiang, China	100% subsidiary of the VIE	Medical health
Yilong Enterprise	January 10, 2022	Zhejiang, China	100% subsidiary of the VIE	Management services
YF YL MediTech	January 19, 2022	Zhejiang, China	100% subsidiary of the VIE	Medical technology
YT SK Medihealth	January 19, 2022	Zhejiang, China	100% subsidiary of the VIE	Medical health

FAMI through its subsidiaries, VIE and VIE’s subsidiaries (herein collectively referred to as the “Company”) are principally engaged in processing, distributing and trading dried Shiitake mushrooms, Mu Er (also known as auricularia auricula-judae or jelly fungi), corn, cotton, forestry and other products.

Note 2 - Summary of significant accounting policies

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

Note 2 - Summary of significant accounting policies (Continued)

Basis of presentation and principles of consolidation (Continued)

The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries, the VIEs and the subsidiaries of the VIEs. All inter-company transactions and balances between the Company, its subsidiaries, the VIEs and the subsidiaries of the VIEs have been eliminated upon consolidation. Results of subsidiaries, businesses acquired from third parties and the VIEs are consolidated from the date on which control is transferred to the Company.

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

The condensed consolidating table below disaggregated the Consolidated Balance Sheets of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated as of September 30, 2022 and 2021.

	As of September 30, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Intercompany receivables	$163,676,919	$114,994,912	-	$140,445,311	-
Current assets excluding intercompany receivables	$91,926,232	$33,986	$57,133,125	$4,161,037	$153,254,380
Current assets	$255,603,151	$115,028,898	$57,133,125	$144,606,348	$153,254,380
Investment in subsidiaries	-	$40,424,517	-	-	-
Non-current assets excluding investment in subsidiaries	$10,500,217	$8,484	$19,772	-	$10,528,473
Non-current assets	$10,500,217	$40,433,001	$19,772	-	$10,528,473
Total assets	$266,103,368	$155,461,899	$57,152,897	$144,606,348	$163,782,853
Intercompany payables	$255,440,223	$109,255,668	$54,420,549	$702	-
Current liabilities excluding intercompany payables	$590,393	$226,814	$1,789,357	$5,682,757	$8,289,321
Current liabilities	$256,030,616	$109,482,482	$56,209,906	$5,683,459	$8,289,321
Non-current liabilities	$657,734	$151,707	-	-	$809,441
Total liabilities	$256,688,350	$109,634,189	$56,209,906	$5,683,459	$9,098,762
Total shareholders' equity (net assets)	$9,415,018	$45,827,710	$942,991	$138,922,889	$154,684,091

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

		As of September 30, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary of	VIE and its		Consolidated
	consolidated	the VIE	subsidiaries	FAMI	total
Intercompany receivables	$10,263,832	$16,147,194	$582,137	$134,585,007	$-
Current assets excluding intercompany receivables	$141,332,281	$6,658,940	$6,666,318	$647,997	$155,305,536
Current assets	$151,596,113	$22,806,134	$7,248,455	$135,233,004	$155,305,536
Investment in subsidiaries	$-	$9,016,979	$-	$-	$-
Non-current assets excluding investment in subsidiaries	$10,126,547	$-	$254,818	$-	$10,381,365
Non-current assets	$10,126,547	$9,016,979	$254,818	$-	$10,381,365
Total assets	$161,722,660	$31,823,113	$7,503,273	$135,233,004	$165,686,901
Intercompany payables	$151,314,338	$4,809,089	$3,785,283	$1,669,460	$-
Current liabilities excluding intercompany payables	$1,682,220	$1,415	$2,408,191	$54,600	$4,146,426
Current liabilities	$152,996,558	$4,810,504	$6,193,474	$1,724,060	$4,146,426
Non-current liabilities	$691,808	$-	$56,249	$-	$748,057
Total liabilities	$153,688,366	$4,810,504	$6,249,723	$1,724,060	$4,894,483
Total shareholders’ equity (net assets)	$8,034,294	$27,012,609	$1,253,550	$133,508,944	$160,792,418

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended September 30, 2022, 2021 and 2020.

	For the year ended September 30, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$64,795,082	$9,111,073	$25,307,224	-	$99,213,379
Cost of revenues	(60,272,018)	(9,053,547)	(24,449,728)	-	(93,775,293)
Gross profit	4,523,064	57,526	857,496	-	5,438,086
Operating expenses	(782,009)	(50,344)	(701,516)	(2,961,849)	(4,495,718)
Income (loss) from operations	3,741,055	7,182	155,980	(2,961,849)	942,368
Other income (expenses)	560,497	20,510	213,771	368,466	1,163,244
Income (loss) before income taxes	4,301,552	27,692	369,751	(2,593,383)	2,105,612
Provision for income taxes	114,801	9,182	(5,616)	-	118,367
Net income (loss)	$4,416,353	$36,874	$364,135	(2,593,383)	$2,223,979

	For the financial year ended September 30, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Revenues from continuing operations	$33,068,045	$762,771	$5,459,135	$-	$39,289,951
Cost of revenues from continuing operations	(28,847,801)	(742,933)	(4,589,936)	-	(34,180,670)
Gross profit from continuing operations	4,220,244	19,838	869,199	-	5,109,281
Operating expenses	588,892	(8,940)	(804,851)	(2,031,506)	(2,256,405)
Income (loss) from operations	4,809,136	10,898	64,348	(2,031,506)	2,852,876
Other expenses	(391,819)	(19,990)	(2,033)	(5,673)	(419,515)
Income (loss) before income taxes	4,417,317	(9,092)	62,315	(2,037,179)	2,433,361
Provision for income taxes	(8,085)	-	(17,486)	-	(25,571)
Net income (loss) from continuing operations	$4,409,232	$(9,092)	$44,829	$(2,037,179)	$2,407,790

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

		For the financial year ended September 30, 2020
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Revenues from continuing operations	$23,805,109	$-	$4,558,854	$-	$28,363,963
Cost of revenues from continuing operations	(19,899,410)	-	(3,813,131)	-	(23,712,541)
Gross profit	3,905,699	-	745,723	-	4,651,422
Operating expenses	(921,258)	(6,956)	(853,607)	(602,518)	(2,384,339)
Income (loss) from operations	2,984,441	(6,956)	(107,884)	(602,518)	2,267,083
Other expenses	86,810	(30,215)	327	(1,229,950)	(1,173,028)
Income (loss) before income taxes	3,071,251	(37,171)	(107,557)	(1,832,468)	1,094,055
Provision for income taxes	(10,948)	-	(5,805)	-	(16,753)
Net income (loss) from continuing operations	$3,060,303	$(37,171)	$(113,362)	$(1,832,468)	$1,077,303

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended September 30, 2022, 2021 and 2020.

	For the year ended September 30, 2022
		WFOE
	Other	that is the
	entities	primary	VIE
	that are	beneficiary	and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Net cash (used in) provided by operating activities from continuing operations	$(14,188,275)	$(3,189,440)	$46,404,339	$(8,391,136)	$20,635,488
Net cash provided by (used in) investing activities from continuing operations	1,140,848	2,738,559	(45,870,486)	-	(41,991,079)
Net cash provided by (used in) financing activities from continuing operations	649,782	373,382	(899,449)	11,511,153	11,634,868
Effect of exchange rate changes on cash and restricted cash	(8,345,494)	(5,078)	(13,108)	-	(8,363,680)
Net (decrease) increase in cash and restricted cash	(20,743,139)	(82,577)	(378,704)	3,120,017	(18,084,403)
Cash and restricted cash from continuing operations, beginning of year	183,030	116,447	434,135	522,915	59,251,904
Cash and restricted cash from continuing operations, end of year	$(20,560,109)	$33,870	$55,431	$4,057,179	$41,167,501

	For the financial year ended September 30, 2021

		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary of	VIE and its		Consolidated
	consolidated	the VIE	subsidiaries	FAMI	total
Net cash provided by (used in) operating activities
from continuing operations	$67,709,967	$3,246,067	$(338,559)	$(123,848,583)	$(53,231,108)
Net cash used in investing activities from continuing
operations	(9,353,935)	(2,772,430)	(1,363)	-	(12,127,728)
Net cash provided by (used in) financing activities
from continuing operations	144,197	(616,095)	(1,232,191)	124,369,377	122,665,288
Effect of exchange rate changes on cash and
restricted cash	(506,653)	258,485	94,714	-	(153,454)
Net increase (decrease) in cash and restricted cash	57,993,576	116,027	(1,477,399)	520,794	57,152,998
Cash and restricted cash from continuing operations,
beginning of year	183,030	420	1,913,335	2,121	2,098,906
Cash and restricted cash from continuing operations,	$58,176,606	$116,447	$435,936	$522,915	$59,251,904
end of year

	For the financial year ended September 30, 2020

		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary of	VIE and its		Consolidated
	consolidated	the VIE	subsidiaries	FAMI	total
Net cash provided by (used in) operating activities from
continuing operations	$57,809	$(560,411)	$(1,629,913)	$304,897	$(1,827,618)
Net cash used in investing activities from continuing operations	-	-	(82,195)	-	(82,195)
Net cash provided by (used in) financing activities from
continuing operations	10,437	560,358	3,567,505	(938,071)	3,200,229
Effect of exchange rate changes on cash and restricted cash	15,087	19	56,006	-	71,112
Net increase (decrease) in cash and restricted cash	83,333	(34)	1,911,403	(633,174)	1,361,528
Cash and restricted cash from continuing operations, beginning
of year	99,697	454	1,932	635,295	737,378
Cash and restricted cash from continuing operations, end of year	$183,030	$420	$1,913,335	$2,121	$2,098,906

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute 95% of VIE’s earnings after eliminating VIE’s accumulated losses and making appropriation of VIE’s after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIE’s earnings will be through payment of service fees to Farmmi Agricultural, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes and Farmmi Agricultural is subject to corporate income tax up to 25% for its net income. Under the VIE agreements, when there is a change of shareholder in VIE, amount owed by VIE to the Company should be first settled. The condensed consolidating table below quantified the transfer between FAMI, its subsidiaries, VIE and its subsidiaries, WFOE that is the primary beneficiary of the VIE and the investors for the years ended September 30, 2022, 2021 and 2020, respectively. These transfers were mainly for the purpose of providing working capital between FAMI, its subsidiaries, VIE and its subsidiaries and WFOE that is the primary beneficiary of the VIE.

	For the year ended September 30, 2022
	Transfer to
		WFOE that
		is the		Other
		primary	VIE	entities
		beneficiary	and its	that are
Transfer from	FAMI	of the VIE	subsidiaries	consolidated	Investors
FAMI		$1,217,137	-	$913,005	-
WFOE that is the primary beneficiary of the VIE	-		$14,594,586	$19,188,742	-
VIE and its subsidiaries	-	$6,394,084		$15,293,176	-
Other entities that are consolidated	$984,655	$26,961,378	$14,744,568		-

	For the year ended September 30, 2021
	Transfer to
		WFOE that
		is the		Other
		primary	VIE	entities
		beneficiary	and its	that are
Transfer from	FAMI	of the VIE	subsidiaries	consolidated	Investors
FAMI		$-	$45,500	$124,670,237	$-
WFOE that is the primary beneficiary of the VIE	$1,668,758		$-	$38,204,550	$-
VIE and its subsidiaries	$-	$-		$1,601,406	$-
Other entities that are consolidated	$319,981	$24,075,199	$5,624,880		$-

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

	For the year ended September 30, 2020
	Transfer to
		WFOE that
		is the		Other
		primary	VIE	entities
		beneficiary	and its	that are
Transfer from	FAMI	of the VIE	subsidiaries	consolidated	Investors
FAMI		$-	$-	$400,960	$-
WFOE that is the primary beneficiary of the VIE	$-		$-	$1,812,810	$-
VIE and its subsidiaries	$-	$-		$2,199,053	$-
Other entities that are consolidated	$394,742	$1,832,576	$770,216		$-

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

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in PRC. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $70,289) per bank are covered by "deposit insurance regulation" promulgated by the State Council of the People’s Republic of China.

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows: Restricted Cash on October 1, 2018. This ASU applies to all entities that have restricted cash or restricted cash equivalents to be presented in the statement of cash flows under ASC Topic 230. As of September 30, 2022 and 2021, the Company had restricted cash of nil and nil, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Short-term deposit

Short-term deposit relates to fixed terms cash deposits with financial institutions with original maturities of more than three months and less than a year. As of September 30, 2022 and 2021, the Company had short-term deposit of $35,144,444 and $2,793,556, earning interest at 2.05% and 2% per annum with one year maturity on October 15, 2022 and March 23, 2022, respectively.

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of September 30, 2022 and 2021, allowance for doubtful accounts was $7,249 and $8,094, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of September 30, 2022 and 2021, allowance for doubtful accounts was $3,258 and nil, respectively.

Inventory, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. The Company recorded inventory reserve of $49,652 and nil as of September 30, 2022 and 2021, respectively.

Biological assets

Biological assets mainly consist of bamboo forests managed for future bamboo harvest and sales, of which the Company owned 82 forest right certificates with expiry dates ranging from December 30, 2026 to December 9, 2070 and with an area of 9.6 km2. The forest types are mixed mature forests which can be harvested for commercial purposes. The forests mainly consist of bamboo, fir trees and other trees. Biological assets are initially measured at cost and subsequently amortized on a straight-line basis over its estimated useful lives.

Amortization expense was $218,317 for the year ended September 30, 2022.

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

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Plant, machinery and equipment	5 - 10 years
Transportation equipment	4 years
Office equipment	3 - 5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Intangible assets, net

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of three years.

Amortization expenses were $31,984, $46,085 and $42,758 for the years ended September 30, 2022, 2021 and 2020, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are $6,748, nil, nil, nil and nil for the years ending September 30, 2023, 2024, 2025, 2026 and 2027, respectively.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for fiscal years ended September 30, 2022, 2021 and 2020.

Revenue recognition

The Company follows ASU 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation .

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton.

The Company’s contract liabilities primarily include advance from customers. As of September 30, 2022 and 2021, the contract liabilities are $637,165 and $12,177, respectively, and included in other current liabilities on the consolidated balance sheets. For fiscal years ended September 30, 2022, 2021 and 2020, there was no revenue recognized from performance obligations related to prior periods.

Refer to Note 16 - Segment reporting for details of revenue segregation.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

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

The component of basic and diluted EPS were as follows:

Year Ended September 30,	2022	2021	2020
Net income (loss) available for ordinary shareholders (A)	$2,223,979	$2,356,438	$813,455
- continuing operations	$2,223,979	$2,407,790	$1,077,302
- discontinued operations	-	$(51,352)	$(263,847)

Weighted average outstanding ordinary shares (B)
- basic	23,247,874	4,113,700	649,794
- diluted	23,247,874	4,178,208	649,794

Earnings (loss) per ordinary share - basic (A/B)	$0.10	$0.57	$1.25
- Continuing operations	$0.10	$0.59	$1.66
- Discontinued operations	$-	$(0.01)	$(0.41)

Earnings (loss) per ordinary share - diluted (A/B)	$0.10	$0.56	$1.25
- Continuing operations	$0.10	$0.58	$1.66
- Discontinued operations	-	$(0.01)	$(0.41)

____________

1. On May 31, 2022, the Company consolidated its ordinary shares at the ratio of one-for-twenty-five. The weighted average number of basic ordinary shares had been retrospectively adjusted from 102,842,495 to 4,113,700 for the year ended September 30, 2021 and from 16,244,856 to 649,794 for the year ended September 30, 2020. The weighted average number of diluted ordinary shares had been retrospectively adjusted from 104,455,189 to 4,178,208 for the year ended September 30, 2021. As a result, the basic and diluted earnings per ordinary share had been retrospectively adjusted from $0.02 to $0.57 and from $0.02 to $0.56 for the year ended September 30, 2021. The basic and diluted earnings per ordinary share had been retrospectively adjusted from $0.05 to $1.25 for the year ended September 30, 2020. The basic and diluted earnings per ordinary share for continuing operations had been retrospectively adjusted from $0.02 to $0.59 and from $0.02 to $0.58 for the year ended September 30, 2021, respectively. For the year ended September 30, 2020, the basic and diluted earnings per ordinary share for continuing operations had been retrospectively adjusted from $0.07 to $1.66. For discontinued operations, the basic and diluted loss per ordinary share had been retrospectively adjusted from ($0.00) to ($0.01) and from ($0.02) to ($0.41) for the years ended September 30, 2021 and 2020, respectively.

Fair value of financial instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other current assets, accounts payable, due to related parties, operating lease liabilities -current, other current liabilities, short-term bank loans and bank acceptance notes payable approximate their recorded values due to their short-term maturities. The fair value of longer term long-term bank loan and operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Beneficial conversion feature

The Company evaluates the conversion feature to determine whether it was beneficial as described in ASC 470-20. The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible notes payable and may not be settled in cash upon conversion, is treated as a discount to the convertible notes payable. This discount is amortized over the period from the date of issuance to the date the notes is due using the effective interest method. If the notes payable is retired prior to the end of their contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion.

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

Fair value of the embedded derivatives in the convertible promissory notes

The convertible promissory notes consisted of a liability component (“financial liability”) and an embedded derivative conversion feature (“derivative liability”). The net proceeds of these convertible promissory notes were first allocated to the fair value of the derivative liability. Subsequent changes in fair value of the derivative liability were recorded in other income.

The Company measures the fair value of the embedded derivative by reference to the fair value on the issuance date and maturity date of the convertible promissory notes and revalues them at each reporting date. In determining the fair value of the embedded derivatives, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price at the reporting date; risk-free interest rate; and the remaining life of the embedded derivatives. The inputs used in the Black-Scholes model are taken from observable markets. Changes to assumptions used can affect the amounts recognized in the consolidated financial statements.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and advances to suppliers. As of September 30, 2022 and 2021, $76,308,051 and $3,985,359 of the Company’s cash is maintained in banks within the People’s Republic of China of which deposits of RMB0.5 million (equivalent to $70,289) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

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

The exchange rates in effect as of September 30, 2022 and 2021 were RMB1 for $0.1406 and $0.1552, respectively. The average exchange rates for the years ended September 30, 2022, 2021 and 2020 were RMB1 for $0.1521, $0.1540 and $0.1427, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $244,490, $235,956 and $202,171 for the years ended September 30, 2022, 2021 and 2020, respectively.

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

Income taxes

The Company is subject to the income tax laws of the PRC and a subsidiary in Canada is subject to income tax laws of Canada. No taxable income was generated outside the PRC for the years ended September 30, 2021 and 2020. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Income taxes (Continued)

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2022 and 2021. As of September 30, 2022, the tax years ended December 31, 2015 through December 31, 2021 for the Company’s subsidiaries remain open for statutory examination by PRC and Canada tax authorities.

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

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic-the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Risks and uncertainties (Continued)

Consequently, the COVID-19 outbreak has adversely affected the Company’s business operations and condition and operating results for 2020, including but not limited to material negative impact on its total revenue, slower collection of accounts receivable and accrued allowance for bad debt, slower utilization of advances to suppliers and accrued allowance, and inventory allowance. The COVID-19 impact on the Company’s business operations and operating results for fiscal 2022 appears to be minimal and appears to be temporary. The Company will continue to monitor and modify the operating strategies.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Business combinations

During the year ended September 30, 2022, the Company completed two acquisitions. These acquisitions are expected to strengthen the Company’s business expansion and to generate synergy with the Company’s organic business. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition. The Company completed the valuation necessary to assess the fair value of the acquired assets and liabilities, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

Goodwill arising from the business combinations, which are not tax deductible, are mainly attributable to synergies expected to be achieved from the acquisitions. Pro forma financial information of the acquirees is not presented as the effects of the acquisitions on the Company’s consolidated financial statements were not material.

On September 27, 2021, the Company acquired Guoning Zhonghao from Ningbo Guoning Zhonghao Technology Co., Ltd. and Jianxin Huang for a total consideration of RMB5,000 ($789). The acquisition closed on November 22, 2021 when the Company obtained control of 100% Guoning Zhonghao equity interest.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended September 30,
	2022	2022
	RMB	$
Net tangible liabilities (i)	(15,219)		(2,401)
Goodwill	(20,219)		(3,189)
Total fair value of purchase price allocation	5,000		788

Consideration	5,000		788

(i) Net tangible liabilities primarily included cash of RMB9,941 ($1,568), other current assets of RMB840 ($133) and other current liabilities of RMB26,000 ($4,101) as of the date of acquisition.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Accounts receivable, net

Accounts receivable from the Company’s continuing operations consisted of the following:

	As of	As of
	September 30,	September 30,
	2022	2021
Accounts receivable - trade	$16,358,493	$24,481,363
Accounts receivable - related party	-	49
Accounts receivable	16,358,493	24,481,412
Less: allowance for doubtful accounts	(7,249)	(8,094)
Accounts receivable, net	$16,351,244	$24,473,318

Allowance for doubtful accounts of $7,249 and $8,094 was made for certain accounts receivable as of September 30, 2022 and 2021, respectively. The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. $3.9 million or 24.3% of the September 30, 2022 balance has been subsequently collected as of February 07, 2023. The Company expects to collect the remaining balance of accounts receivable by March 2023.

Note 5 - Advances to suppliers, net

Movement of advances to suppliers from the Company’s continuing operations is as follows:

	As of	As of
	September 30,	September 30,
	2022	2021
Beginning balance	$66,718,632	$24,074,122
Increased during the year	227,342,938	88,407,729
Less: utilized during the year	(240,110,179)	(47,418,080)
Exchange rate difference	(5,314,529)	1,654,861
Sub-total	48,636,862	66,718,632
Less: allowance for doubtful accounts	(3,258)	-
Ending balance	$48,633,604	$66,718,632

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

In order to enter into the trading of agricultural products in bulk, the Company signed a framework agreement on agricultural products purchase and sales cooperation with Ningbo Caixiang Trading Co., Ltd. on May 25, 2021. Ningbo Caixiang Trading Co., Ltd. is located in Ningbo City, a port city, and is the gathering and distributing place of agriculture products in bulks in the Yangtze River Delta region, with rich resources of agricultural products. The contract with Ningbo Caixiang Trading Co., Ltd. expired in May 2022, and the two parties renewed the agricultural product supply agreement in May 2022, with a validity of 3 years. The agreement agreed that Ningbo Caixiang should provide the Company with agricultural products of no less than RMB200 million yuan (including but not limited to cotton, corn, etc.) and pay part of the payment in advance to lock up the goods.

On April 1, 2020, the Company signed a framework cooperation agreement with Lishui Zhelin Trade Co., Ltd. (“Zhelin Trade”), which is valid for 4 years. Zhelin Trade is located in the agricultural product distribution center in Liandu District - Southwest Zhejiang Agricultural Trade City, which has convenient logistics and timely agricultural product information. Therefore, the cooperation agreement stipulates that Zhelin Trade will process and deliver edible mushroom products on behalf of Zhelin Trade, and the Company is required to make advance payment to ensure the timeliness of goods supply and delivery.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Advances to suppliers, net (Continued)

Due to the increase of edible fungus business and preventing untimely supply of goods arising from natural disasters, the Company signed a cooperation agreement with Suizhou Huayu Ecological Agriculture Co., Ltd. on August 1, 2022. Suizhou Huayu is located in Suizhou City, Hubei Province. Suizhou City is the main production area of edible fungi in central China. The cultivation of edible fungi in this area is mainly family farms and cooperatives. Advance payment is required to ensure supply, The timely and stable supply of goods and the quality of goods can be guaranteed by paying the suppliers in advance.

Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for doubtful accounts of $3,258 and nil was made for certain advances to suppliers as of September 30, 2022 and 2021.

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

The Company advances certain initial payments based on its estimated purchase plan from these suppliers and additional advances based on individual purchase orders placed. The Company pays advances for no other reason than to secure an adequate supply of dried mushrooms to meet its sales demands. The Company’s purchase orders require that the advances shall be refunded by suppliers if they fail to produce any dried mushrooms or fail to deliver supplies to the Company timely.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to these suppliers, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would expect to receive a refund of the advances through these suppliers. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

As of February 07, 2023, approximately $16.3 million, or 35.5% has been utilized, and the remaining balance is expected to be utilized by September 2023. The Company continuously makes advances to its suppliers on a rolling basis, which typically represent 30% of the total amount of each purchase order. The Company may maintain its outstanding advance payments at a relatively high level going forward because the Company anticipates continuous large orders from its customers.

Note 6 - Inventories, net

Inventories, net, from the Company’s continuing operations consisted of the following:

	As of	As of
	September 30,	September 30,
	2022	2021
Raw materials	$620,252	$1,070,837
Packaging materials	63,703	56,723
Finished goods	81,975	243,980
Inventory	765,930	1,371,540
Less: allowance for inventory reserve	(49,652)	-
Inventory, net	$716,278	$1,371,540

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Other receivable

On November 5, 2021, one of the Company’s subsidiaries singed an Equity Transfer Framework Agreement to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd., from four third parties for a total consideration of RMB509.6 million (approximately $71.6 million). On November 5, 2021, the Company paid a deposit of RMB50 million ($7.0 million) as a prepayment for the acquisition. However, the Company decided to withdraw from the investment due to the adjustment of its business strategy and a third party is willing to undertake the above-mentioned investment. Upon consummation of the investment by that third party, the above-mentioned deposit will be returned to the Company from the seller and the Company may charge that third party with an interest of 6.5% per annum on that deposit counting from the payment date. The Company received RMB50 million ($7.0 million) in full on October 12, 2022. As of September 30, 2022, interest receivable amounted to RMB2.9 million ($0.4 million).

Note 8 - Property, plant and equipment, net

Property, plant and equipment from the Company’s continuing operations, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	September 30,	September 30,
	2022	2021
Plant, machinery and equipment	$64,449	$70,113
Transportation equipment	49,241	54,362
Office equipment	20,254	21,474
Subtotal	133,944	145,949
Accumulated depreciation	(89,076)	(66,467)
Total	$44,868	$79,482

Depreciation expense was $32,303, $22,332 and $22,474 for the years ended September 30, 2022, 2021 and 2020, respectively.

On September 27, 2021, Farmmi Supply Chain entered into an acquisition agreement with Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd., a third party, to acquire all the shares of Jiangxi Xiangbo for a total price of RMB70 million ($11 million) based on the Company’s strategy to expand its forest related business. The acquisition closed on October 25, 2021 when the Company obtained 100% of its equity interest.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Loans

Short-term and long-term loans from the Company’s continuing operations consist of the following:

	As of	As of
	September 30,	September 30,
	2022	2021
Short-term loan
Zhejiang Mintai Commercial Bank (Hangzhou Branch) (1)	-	$2,172,766
Total short-term loan	-	2,172,766
Long-term loans - current portion
Bank of Beijing (Hangzhou Branch) (2)	$1,124,622	-
China Resources Shenzhen Investment Trust Co., Ltd. (3) and (5)	159,321	-
Jiangsu Suning Bank (4)	140,578	-
Huaneng Guicheng Trust Co., Ltd. (6)	80,832	-
Total long-term loans - current portion	1,505,353	-

Long-term loans - non-current portion
Jiangsu Suning Bank (4)	140,578	-
China Resources Shenzhen Investment Trust Co., Ltd. (5)	93,719	142,264
Huaneng Guicheng Trust Co., Ltd. (6)	57,988	-
Total long-term loans - non-current portion	292,285	142,264

Total short-term and long-term loans	$1,797,638	$2,315,030

___________

(1)  The loan in the amount of RMB14 million ($2 million) from Zhejiang Mintai Commercial Bank (Hangzhou Branch), was facilitated on August 5, 2021 through Nongyuan, a subsidiary of the Company, as working capital for nine months, with the original maturity of July 5, 2022 at an annual effective interest rate of 7.056%. This loan was fully repaid on maturity.

The loan is guaranteed by Ci Ge Ma Holdings (Hangzhou) Co., Ltd., and Aijiang Wang and is secured by a real property owned by Xinyang Wang, the 100% shareholder of Nongyuan Network.

(2)  On April 6, 2022, Nongyuan, a subsidiary of the Company, entered into a secured revolving loan agreement with Bank of Beijing (Hangzhou Branch) borrowing RMB8 million ($1.1 million) as working capital with original maturity of April 5, 2026 at an annual effective interest rate of 4.8%. The loans of RMB8 million ($1.1 million) were drawn down on April 21, 2022 which has a maturity date on April 20, 2023.

The loan is guaranteed by Ms Xinyang Wang, the 100% shareholder of Nongyuan Network, for up to RMB16 million ($2.2 million) of the outstanding principal and interest and is collateralized by a property owned by Ms Xinyang Wang which has a valuation of RMB19.2 million ($2.7 million).

(3)  The revolving loan in the amount of RMB1 million ($157,746) from China Resources Shenzhen Investment Trust Co., Ltd., was facilitated on April 30, 2021 through Farmmi Food, a subsidiary of the Company, as working capital for two years, with the original maturity of April 28, 2023 at an annual effective interest rate of 10.8%. As of September 30, 2022, the outstanding amount of the revolving loan was RMB0.3 million (approximately $46,859).

This revolving loan is guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Food.

(4)  On September 2, 2022, Farmmi Technology, a subsidiary of the Company, entered into a secured loan agreement with Jiangsu Suning Bank borrowing RMB2 million (approximately $281,156) as working capital with original maturity of August 29, 2027 at an annual effective interest rate of 12%. Principal repayment is required to be repaid on a monthly basis, of which RMB1 million ($0.1 million) will be due within one year while the remaining principal will be due over one year.

This loan is guaranteed by the CEO of the Company, Ms Yefang Zhang on the outstanding principal and interest.

(5)  On July 1, 2022, Farmmi Agricultural, a subsidiary of the Company, entered into two secured loan agreements with China Resources Shenzhen Investment Trust Co., Ltd. borrowing RMB1.6 million ($0.2 million) as working capital with original maturity of July 1, 2024 at an annual effective interest rate of 14.4%. Principal repayment is required to be repaid on a monthly basis, of which RMB1.4 million ($0.2 million) will be due within one year while the remaining principal will be due over one year.

These loans are guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Agricultural for up to RMB3 million ($0.4 million) of the outstanding principal and interest.

(6)  On August 14, 2022, Farmmi Agricultural, a subsidiary of the Company, entered into two secured loan agreements with Huaneng Guicheng Trust Co., Ltd. borrowing RMB1.2 million ($0.2 million) as working capital with original maturity of August 1, 2024 at an annual effective interest rate of 14.4%. Principal repayment is required to be repaid on a monthly basis, of which RMB0.6 million ($0.08 million) will be due within one year while the remaining principal will be due over one year.

These loans are guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Agricultural for up to RMB3 million ($0.4 million) of the outstanding principal and interest.

Interest expenses amounted to $134,144, $53,009 and $166,089 for the years ended September 30, 2022, 2021 and 2020, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Convertible promissory note and derivative liability

On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. As of September 30, 2022, the fair value of this derivative liability was $3.45 million, the change in fair value of derivative liability of $0.42 million was recorded in other income. The debt discount was amortized over the term of the convertible promissory note and, as of September 30, 2022 the Company recorded amortization of debt issuance cost of $48,160 in other expenses. As of September 30, 2022, the balance of the convertible promissory note, net of amortization, amounted to $2.18 million.

Subsequent to year end, the Company received comments from the Staff of NASDAQ Listing Qualifications that the Note did not provide for a floor price for the possible future conversions and that a future priced security without a floor price has public interest implications pursuant to NASDAQ Listing Rule 5101 (the “Rule”); management of the Company has determined that the floor price under the Note is assumed to be $0.12, which is calculated based on an 80% discount of the Nasdaq Minimum Price of $0.5785 on the date of the Company’s entry into the Agreement with the Investor; and the Company believes it to be in the best interests of the Company and the shareholders that the Company shall repay the Note in cash in the event conversions would result in the aggregate effective conversion price falling below $0.12.

Note 11 - Convertible notes payable

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

On March 29, 2021, May 4, 2021, September 20, 2021 and February 28, 2022, the Company adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $1.15, $0.30, $0.22 and $0.20 per Ordinary Share according to the terms of these warrants, respectively. On May 31, 2022, the Company consolidated its ordinary share at the ratio of one-for-twenty-five and, as a result, the warrant exercise price was adjusted to $5 per Ordinary Share. The Company measured the modified warrants of each date and recognized a fair value totaled of $462,592.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 -Shareholders’ Equity

Ordinary shares

On September 12, 2020, the authorized share capital of the Company was increased from 20,000,000 ordinary shares of $0.001 par value each to 200,000,000 ordinary shares of $0.001 par value each. On July 22, 2021, the authorized share capital of the Company was increased from 200,000,000 ordinary shares of $0.001 par value each to 600,000,000 ordinary shares of $0.001 par value each. On May 31, 2022, the Company consolidated its ordinary share at the ratio of one-for-twenty-five. The authorized number of ordinary shares was reduced from 600,000,000 ordinary shares, $0.001 par value, to 24,000,000 ordinary shares, $0.025 par value.

During the year ended September 30, 2022, the Company issued 30,000,000 ordinary shares at $0.20 per ordinary share for a gross proceed of $6,000,000 in February 2022.

Warrants

A summary of the status of the Company’s outstanding warrants as of September 30, 2022 and 2021 and changes during the years then ended are presented below:

				Weighted
		Weighted		average
	Number	average	Total	remaining
	of	exercise	intrinsic	contractual
	warrants	price	value	life (in years)
Outstanding as of September 30, 2021	1,612,694	$0.22	$391,078	1.1
Outstanding as of September 30, 2022	1,612,694	$0.20	-	0.1
Warrants exercisable as of September 30, 2022	1,612,694	$5.00	-	0.1

On March 29, 2021, May 4, 2021, September 20, 2021 and February 28, 2022, the Company adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $1.15, $0.30, $0.22 and $0.20 per Ordinary Share according to the terms of these warrants, respectively. The Company measured the modified warrants of each date and recognized a fair value of $7,328 for the year ended September 30, 2022.

The fair value of the warrants has been estimated using Black-Scholes option pricing model. Inherent in the assumptions related to expected stock price volatility, expected life, risk-free interest rate and dividend yield as presented below:

For the Years Ended September 30,
	2022	2021	2020
Exercise price	$5 - $5.5	$5.50 - $7.50	$50.00 - $179.58
Stock price	$3.25 - $9.75	$5.25 - $27.00	$17.00 - $18.00
Term (in years)	0.1 - 1.1	1.14 - 1.59	2.31 - 2.64
Volatility	137%	108.36% - 146.04%	99.55% - 113.25%
Risk-free interest rate	0.09% - 0.69%	0.06% - 0.14%	0.16% - 0.58%
Dividend yield	-	-	-

The fair value of the Investor Warrants and Placement Agent Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include (1) risk-free interest rate of 2.94% at the date of grant, (2) expected warrant life of 4 years, (3) expected volatility of 72.57%, and (4) expected dividend yield of 0.

The Investor Warrants and Placement Agent Warrants were expired on October 31, 2022 without being exercised as they are out-of-money.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 -Shareholders’ Equity (continued)

Share incentive plan

The Company established a pool for shares and share options for employees. This pool contains shares and options to purchase 1,168,000 ordinary shares, equal to 10% of the number of ordinary shares outstanding at the conclusion of the initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, the Company may grant shares or options in any percentage determined for a particular grant. Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of ordinary shares on the date of grant. For the year ended September 30, 2021, 596,600 ordinary shares were issued to four employees and $805,410 was accounted as share-based compensation expense in general and administration expenses. As of September 30, 2022, the remaining ordinary shares available to be issued are 571,400 and, after the share consolidation on May 31, 2022, the remaining ordinary shares available to be issued are 22,856.

On July 22, 2021, the Company’s shareholders approved the 2021 Stock Incentive Plan (the “2021 Plan”) and authorized the Company to reserve a total of 40,000,000 unissued ordinary shares (the “Shares”) for issuance under the 2021 Plan. On February 14, 2022, the Company filed a Form S-8 to issue 10,000,000 Shares under the 2021 Plan to certain employees, all of which had been issued. On February 15, 2022, the Company cancelled the reserved but unissued 30,000,000 Shares under the 2021 Plan and released the reservation of such Shares. Share-based compensation expenses related to the restricted share units granted was recognized with the amount of $2,000,000 for the year ended September 30, 2022 in general and administration expenses.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2022 and 2021, the balance of the required statutory reserves was $1,153,813 and $973,555, respectively.

Noncontrolling interest

The Company’s noncontrolling interest of 3.85% in Forest Food as of September 30, 2021, respectively, consists of the following:

	As of	As of
	September 30,	September 30,
Non-controlling interest	2022	2021
Paid-in capital	-	$107,461
Additional paid-in capital	-	807,953
Foreign currency translation gain (loss) attributed to noncontrolling interest	-	14,588
Net loss attributed to noncontrolling interest	-	(13,496)
Total noncontrolling interest	-	$916,506

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Taxes

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

In China the Corporate Income Tax Law generally applies an income tax rate of 25% to all enterprises. Farmmi Agricultural and Farmmi Supply Chain and are subject to corporate income tax at a statutory rate of 25% on net income reported after certain tax adjustments. Nongyuan Network, Farmmi Technology, Farmmi E-Commerce and Farmmi Biotech are approved by local government as small-scaled minimal profit enterprises. Once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. FLS Mushroom, Nongyuan Network, Farmmi Agricultural, Farmmi Technology, Farmmi Food, Farmmi Biotech and Farmmi Supply Chain are entities with primary operating activities. Farmmi Enterprise, Farmmi Ecology and Farmmi Holdings are holding companies with no activities. Farmmi E-commerce, Farmmi Medical Health, Farmmi Health Development, Yitang Mediservice and Yiting Meditech are dormant companies with no activities.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant special tax treatment to local enterprises as a way to encourage specific agricultural industry and stimulate local economy. FLS Mushroom and Farmmi Food are engaged in agricultural industry and their income are tax exempted. Nongyuan Network, Farmmi Technology, Farmmi E-Commerce and Farmmi Biotech are subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises. Net income of $2.8 million, $4.02 million and $3.84 million was exempt from income tax for the years ended September 30, 2022, 2021 and 2020, respectively. The estimated tax savings as the result of the tax break for the years ended September 30, 2022, 2021 and 2020 amounted to $691,394, $1,004,365 and $960,097, respectively. Per share effect of the tax exemption were $0.03, $0.01 and $0.06 for the years ended September 30, 2022, 2021 and 2020, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended September 30, 2022, 2021 and 2020:

	For the Years Ended September 30,
	2022	2021	2020
Statutory PRC income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemption (a)	(50.8)%	(41.0)%	(27.5)%
Favorable tax rate impact (a)	(14.8)%	(0.3)%	(1.5)%
Permanent difference	0.1%	(8.2)%	0.0%
Changes of deferred tax assets valuation allowances	7.2%	2.0%	5.3%
Non-PRC entities not subject PRC income tax	27.7%	23.6%	2.8%
Total	(5.6)%	1.1%	4.1%

____________

(a) FLS Mushroom, Farmmi Food and Farmmi EAST are engaged in agricultural industry and their income are tax exempted. Farmmi Technology, Farmmi E-Commerce, Farmmi Biotech, Nongyuan Network and its subsidiaries, subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Taxes (continued)

Corporation income tax (“CIT”) (Continued)

The provision for income tax from the Company’s continuing operations consists of the following:

	For the Years Ended September 30,
	2022	2021	2020
Current income tax provision	$58,266	$25,571	$16,753
Deferred income tax provision	(176,633)	-	-
Total	$(118,367)	$25,571	$16,753

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	As of	As of
	September 30,	September 30,
	2022	2021
Net operating loss (“NOL”) carry forward	$168,126	$13,569
Allowance for inventory	12,413	-
Allowance for doubtful accounts	836	-
Valuation allowance	(18,168)	(13,569)
Total	$163,207	-

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax basis and U.S. GAAP. Certain subsidiaries had a cumulative net operating loss of approximately $0.7 million as of September 30, 2022, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a valuation allowance of $18,168 was recorded against the gross deferred tax asset balance at September 30, 2022. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that certain subsidiaries will not generate sufficient future taxable income to utilize the net operating loss.

Note 14 - Concentration of major customers and suppliers

For the year ended September 30, 2022, two major customers accounted for approximately 31% and 16% of the Company’s total sales, respectively. For the year ended September 30, 2021, two major customers accounted for approximately 64% and 14% of the Company’s total sales, respectively. For the years ended September 30, 2020, one major customer accounted for approximately 63% of the Company’s total sales. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2022, two major customers accounted for approximately 65% and 34% of the Company’s accounts receivable balance, respectively. As of September 30, 2021, two major customers accounted for approximately 75% and 18% of the Company’s accounts receivable balance, respectively.

For the year ended September 30, 2022, two major suppliers accounted for approximately 23% and 21% of the total purchases, respectively. For the year ended September 30, 2021, four major suppliers accounted for approximately 37%, 20%, 18% and 16% of the total purchases, respectively. For the year ended September 30, 2020, two major suppliers accounted for approximately 41% and 39% of the total purchases, respectively.

As of September 30, 2022, four major suppliers accounted for approximately 35%, 26%, 15% and 15% of the Company’s advances to suppliers’ balance. As of September 30, 2021, four major suppliers accounted for approximately 32%, 28%, 24% and 16% of the Company’s advances to suppliers’ balance.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Leases

The Company rent its factories in Lishui City Zhejiang Province from a related party, Zhejiang Tantech Bamboo Technology Co., Ltd., for processing dried edible fungi and a floor in an office building in Hangzhou from third parties.

As of September 30, 2022 and 2021, the remaining average lease term was an average of 8.2 years and 7.9 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 10.0% per annum and 9.3% per annum, as of September 30, 2022 and 2021, respectively.

Supplemental balance sheet information related to operating leases from the Company’s continuing operations was as follows:

	As of	As of
	September 30,	September 30,
	2022	2021
Right-of-use assets under operating leases	$534,351	$776,665

Operating lease liabilities, current	46,543	155,532
Operating lease liabilities, non-current	517,156	605,793
Total operating lease liabilities	$563,699	$761,325

As of
September 30,
Twelve months ending September 30,	2022
2023	$99,850
2024	99,850
2025	99,850
2026	99,850
2027	99,850
Thereafter	331,924
Total Future minimum lease payments	831,174
Less: Imputed interest	(267,475)
Total	$563,699

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: Shiitake Mushroom, Mu Er Mushroom and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes; sells to the same or similar type of customers and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trend. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC. Since June 2021, the Company’s operations were expanded into bulk agricultural commodity trading, such as cotton and corn bulk trading, The Company obtains control over these commodities as a principal from its suppliers before selling these commodities to its customers.

The following table presents revenue by major product categories (from third parties and related party) from the Company’s continuing operations for the years ended September 30, 2022, 2021 and 2020, respectively:

	For the Years Ended September 30,
	2022	2021	2020
Shiitake	$19,859,533	$20,494,362	$15,098,877
Mu Er	19,123,152	16,524,723	12,082,365
Cotton	47,950,345	-	-
Corn	10,778,197	1,796,006	-
Other products	1,502,152	474,860	1,182,721
Total	$99,213,379	$39,289,951	$28,363,963

1. For the year ended September 30, 2021, other products of $2,270,866 contained $1,796,006 of revenue generated from sales of corn, which was reclassified into $1,796,006 as corn and $474,860 as other products for comparatives.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of related party	Relationship to the Company	Nature of transactions
Forasen Group Co., Ltd. ("Forasen Group")	Owned by Mr Zhengyu Wang, the Chairman of Board of Directors of the Company	Purchases from the Company
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of Mr Zhengyu Wang and Ms Yefang Zhang, CEO of the Company	Lease factory building to the Company; purchases from the Company
Hangzhou Forasen Technology Co., Ltd	Controlled by Mr. Zhengyu Wang	Sublease of office space from the Company.
Xinyang Wang	Shareholder of Nongyuan Network	Provide a real property as additional security for a short-term bank.
Dehong Zhang	CEO of the Company, Ms Yefang Zhang's brother	Provide a guarantee as an additional security for a revolving loan

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Related party transactions (continued)

Due to related parties from the Company’s continuing operations consisted of the following:

	As of	As of
	September 30,	September 30,
	2022	2021
Farmnet	-	$54,600
Zhejiang Tantech Bamboo Technology Co., Ltd.	948	3,032
Total	$948	$57,632

As of September 30, 2022 and 2021, the balance of due to related parties mainly consisted of expenses paid on behalf of a related party and advances from the Company’s principal shareholder for working capital purposes during the Company’s normal course of business, respectively. These payments and advances are non-interest bearing and due on demand.

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the years ended September 30, 2022, 2021 and 2020, the Company recorded sales to related parties of $1,016, $1,952 and $7,200, respectively.

Operating lease from related parties

In October 2009, the Company entered into a lease agreement with Forasen Group for leasing the factory building. The lease term was 10 years with monthly rent of RMB 22,400 (equivalent of $3,293). The lease agreement was renewed in October 2019 for another 10 years with the same monthly rent. This lease agreement was terminated on July 31, 2020.

In July 2020, the Company entered into a lease agreement with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building. The lease term is 10 years with annual rent of RMB 459,360 (equivalent of $67,526). This lease agreement was terminated on July 13, 2021.

In August 2020, the Company entered into a one-year lease agreement with Forasen Group for leasing a processing facility, with monthly rent of RMB 9,200 (equivalent of $1,313). This lease agreement was not renewed upon maturity.

In July 2021, the Company entered into two lease agreements with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building of 1,180 square meters and 1,914 square meters. Both lease terms are 10 years from August 1, 2021 to July 31, 2031 with annual rent of RMB 168,854 ($25,690) and from July 14, 2021 to July 13, 2031 with annual rent of RMB 421,431 ($64,117), respectively. For the years ended September 30, 2022 and 2021, the Company incurred lease expenses of $88,847, $86,556 and 47,785, respectively.

Sublease to a related party

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB 283,258 (equivalent of $41,639). This lease was terminated on February 14, 2022.

For the years ended September 30, 2022, 2021 and 2020, the Company recorded lease income of $14,262, $40,026 and $5,791, respectively.

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 9). The Company’s related parties also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 9).

The Company and Forasen Group signed a Non-Competition Agreement which provides that Forasen Group should not engage in any business that the Company engages in, except purchasing products from us. In addition, Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with the Company and Tantech which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause Tantech to engage in the business that the Company conducts.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Disposition of a subsidiary

On September 27, 2021, an agreement was signed to divest 100% interest in Forest Food to a third party for total cash consideration of RMB 18.2 million (approximately $2.82 million) on October 1, 2021. As of September 30, 2021, the net assets of Forest Food were RMB 17.7 million (approximately $2.75 million), the gain of disposal of discontinued operations was RMB 0.48 million (approximately $74,000). The divestment was completed on October 1, 2021. The Company received the whole proceed of disposal on November 5, 2021.

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale in the consolidated balance sheet as of September 30, 2022 and 2021.

	As of	As of
	September 30,	September 30,
	2022	2021
Carrying amounts of major classes of assets held for sale:
Cash	-	$10,610
Accounts receivable, net	-	168,203
Advances to suppliers	-	-
Due from related parties	-	3,913,260
Inventories	-	-
Other receivables	-	27,074
Property, plant and equipment	-	173,289
Operating lease right-of-use assets, net	-	-
Total assets of disposal group	-	$4,292,436

Carrying amounts of major classes of liabilities held for sale:
Short-term bank loan	-	$1,299,104
Accounts payable	-	181,391
Other current liabilities	-	61,828
Total liabilities of disposal group	-	$1,542,323

The following is a reconciliation of the amounts of major classes of operations classified as discontinued operations in the consolidated statements of operations and other comprehensive income (loss) for the years ended September 30, 2022 and 2021.

	For the Years Ended September 30,
	2022	2021
Revenue	-	$2,022,846
Cost of revenues	-	(1,783,156)
Gross profit	-	239,690
Operating expenses	-	(221,586)
Income from operations	-	18,104
Other expenses	-	(69,875)
Income before income taxes	-	(51,771)
Provision for income taxes	-	419
Net loss from discontinued operations, net of tax	-	$(51,352)

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Subsequent events

1. On September 30, 2022, an agreement was signed to divest 100% interest in FLS Mushroom to a third party for total cash consideration of RMB 24.1 million (approximately $3.4 million) on October 1, 2022. The transaction was completed on October 1, 2022.

2. On November 14, 2022, Ningbo Farmmi Baitong Trade Co., Ltd (“Ningbo Farmmi Trade”) was established under the laws of the PRC. Farmmi Agricultural owns 100% equity of Ningbo Farmmi Trade.

3. On December 30, 2022, Farmmi Food, a subsidiary of the Company, entered into a secured loan agreements with Huaneng Guicheng Trust Co., Ltd. borrowing RMB0.86 million ($0.12 million) as working capital with original maturity of December 28, 2024 at an annual effective interest rate of 16.56%. Principal repayment is required to be repaid on a monthly basis. This loan is guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Food.

4. On January 16,2023, Nongyuan Network, a subsidiary of the Company,obtained a secured loan from a local bank for a sum not exceeding RMB2.0 million ($0.3 million). This loan is guaranteed by a related party, Mr.Dehong Zhang, a legal representative of Farmmi Food.As of February 13, 2023, RMB2.0 million ($0.3 million) was released to the Company, with an annual effective interest rate of 5.13%and a maturity date of January 14, 2024.

5. On January 17, 2023, Farmmi Agricultural, a subsidiary of the Company, obtained a letter of credit from a local bank for a sum not exceeding RMB3.0 million ($0.4 million). No collateral is required for the letter of credit. As of February 13, 2023, RMB3.0 million ($0.4 million) was released to the Company, with an annual effective interest rate of 4.65% and a maturity date of  January 17, 2024.

Note 20 - Condensed financial information of the parent company

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

The Company did not pay any dividend for the periods presented. As of September 30, 2022 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Condensed financial information of the parent company (continued)

Farmmi, Inc.

Parent Company Balance Sheets

	As of	As of
	September 30,	September 30,
	2022	2021
Assets
Current assets
Cash	$4,057,179	$522,915
Due from related parties	-	-
Other receivables	103,858	125,081
	4,161,037	647,996
Non-current assets
Investment in subsidiaries	156,151,565	160,199,022
Total assets	$160,312,602	$160,847,018

Liabilities and Shareholders’ Equity

Current liabilities
Due to related parties,	-	54,600
Convertible promissory notes	2,178,511	-
Derivative liability	3,450,000	-
Total liabilities	5,628,511	$54,600

Commitments and contingencies

Shareholders’ equity
Ordinary share, $0.025 par value, 24,000,000 shares authorized, 23,906,985 and 22,311,215 shares issued and outstanding at September 30, 2022 and 2021, respectively1	597,675	557,781
Additional paid-in capital	152,162,658	147,088,227
Retained earnings	1,923,758	13,146,410
Total shareholders’ equity	154,684,091	160,792,418

Total liabilities and shareholders’ equity	$160,312,602	$160,847,018

1. On May 31, 2022, the Company consolidated its ordinary shares at the ratio of one-for-twenty-five. The weighted average number of basic ordinary shares had been retrospectively adjusted from 102,842,495 to 4,113,700 for the year ended September 30, 2021 and from 16,244,856 to 649,794 for the year ended September 30, 2020. The weighted average number of diluted ordinary shares had been retrospectively adjusted from 104,455,189 to 4,178,208 for the year ended September 30, 2021. As a result, the basic and diluted earnings per ordinary share for continuing operations had been retrospectively adjusted from $0.02 to $0.59 and from $0.02 to $0.58 for the year ended September 30, 2021, respectively. For the year ended September 30, 2020, the basic and diluted earnings per ordinary share for continuing operations had been retrospectively adjusted from $0.07 to $1.66. For discontinued operations, the basic and diluted loss per ordinary share had been retrospectively adjusted from ($0.00) to ($0.01) and from ($0.02) to ($0.41) for the years ended September 30, 2021 and 2020, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Condensed Financial Information of the Parent Company (continued)

Farmmi, Inc.

Parent Company Statements of Operations

	For the Years Ended September 30,
	2022	2021	2020
Operating expenses:
General and administrative expenses	$(2,961,849)	$(2,031,506)	$(602,518)

Other expenses
Change in fair value of derivative liability	419,649	-	-
Interest expenses	-	-	(135,867)
Amortization of debt issuance costs	(48,160)	-	(1,093,440)
Other expenses	(3,024)	(5,672)	(648)

Loss from operations	(2,593,384)	(2,037,178)	(1,832,469)
Equity in income of subsidiaries and VIE	4,817,363	4,395,592	2,656,075

Comprehensive income attributable to the Company	$2,223,979	$2,358,414	$823,606

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Condensed financial information of the parent company (continued)

Farmmi, Inc.

Parent Company Statements of Cash Flows

	For the Years Ended September 30,
	2022	2021	2020
Cash flows from operating activities
Net income	$2,223,979	$2,358,414	$823,606
Adjustments to reconcile net income to net cash used in operating activities
Equity in earnings of subsidiaries	(4,817,363)	(4,395,592)	(2,656,075)
Amortization of debt issuance costs	48,160	-	135,867
Amortization of deferred financing costs	-	-	1,093,440
Change in fair value of derivative liability	(419,649)
Share-based compensation	2,007,328	1,260,674	-
Other current assets	21,223	(125,081)	-
Other current liabilities	54,246	(40,000)	40,000
Net cash used in operating activities	(882,076)	(941,585)	(563,162)

Cash flows from investing activities
Investing in subsidiaries	(7,529,060)	(122,726,999)	688,060
Net cash (used in) provided by investing activities	(7,529,060)	(122,726,999)	688,060

Cash flows from financing activities
Net proceeds from share issuance	6,000,000	126,029,588	-
Net proceeds from issuance of convertible promissory notes	6,000,000	-	-
Proceeds from advances from related parties	-	298,297	-
Repayment of advances from related parties	(54,600)	(2,138,508)	(758,071)
Net cash provided by (used in) financing activities	11,945,400	124,189,377	(758,071)

Net increase (decrease) in cash and restricted cash	3,534,264	520,793	(633,173)

Cash, beginning of year	522,915	2,122	635,295

Cash, end of year	$4,057,179	$522,915	$2,122

