Form 20-F
period 2023-09-30
Farmmi, Inc.
filed 2024-01-29
CIK 1701261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

For the transition period from _____to______

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

Lishui, Zhejiang Province

People’s Republic of China 323000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.20 par value per share	FAMI	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,094,078 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes   ☒ No

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
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 3. Key Information

Our Corporate Structure and the Operations of Our PRC Subsidiaries and Consolidated Entities

Farmmi, Inc. (the “Farmmi,” “we,” “our” or “us”) is not a PRC operating company but a holding company incorporated in the Cayman Islands (“Cayman”). As a holding company, we own equity interests, directly or indirectly, in our operating subsidiaries. The vast majority of the business operations are conducted by our subsidiaries based in mainland China, or PRC, the U.S. and Canada. In addition, we have also operated limited products sales through online and e-commerce channels. PRC laws and regulations restrict and impose conditions on foreign investment in internet based, value-added telecommunication services, mobile application services and certain other businesses. Accordingly, we have operated our online and e-commerce sales in China mainly through our consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, consolidated affiliated entities and their nominee shareholder to control the business operations. Those affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman holding company, or our investors, own equity. Such structure and the contractual arrangements are designed to enable Farmmi to have power to direct significant activities of those entities and to receive economic benefits from these entities where PRC law prohibits, restricts or imposes conditions on diret foreign investment in such entities.

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

1

The following diagram illustrates our Company’s organizational structure as of the date of this annual report:

FarmNet Limited(CAY)
0.763%
Farmmi Inc.(CAY)
Abroad
100%
100%
100%
Farmmi USA Inc
Farmmi Canada Inc.
Farmmi INnternational Limited (HK)
Domestic
100%
100%
100%
100%
100%
Zhejiang Suyuan Agricultural Technology Co., Ltd
Farmmi (Hangzhou) Enterprise Management Co., Ltd.
Lishui Farmmi Technology Co., Ltd.
Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd.
Farmmi (Hangzhou) Health Development Co., Ltd.
100%
25%
50%
25%
100%
Zhejiang Farmmi Holding Group Co. LTD
Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd.
Zhejiang Farmmi Healthcare Technology Co., Ltd.
100%
95%
Zhejiang Farmmi Agricultural Science and Technology Group Co. LTD
5%
Zhejiang Yitang Medical Service Co., Ltd.
100%
100%
100%
100%
100%
100%
Wang Xinyang
VIE structures
Lishui Farmmi E-commerce Co. LTD
Zhejiang Farmmi Biotechnology Co., Ltd.
Zhejiang Farmmi Food Co., Ltd.
Zhejiang Farmmi Agricultural Supply Chain Co., Ltd.
Ningbo Farmmi Baitong Trade Co., Ltd
Zhejiang Yiting Medical Technology Co., Ltd.
100%
93.75%
Hangzhou Nongyuan Network Technology Co., LTD
100%
100%
Shanghai Zhongjian Yiting Healthcare Technology Partnership (Limited Partnership)
Jiangxi Xiangbo Agriculture and Forestry Development Co., LTD
Guoning Zhonghao (Ningbo) Trade Co., Ltd.
100%
Yudu County Yada Forestry Co., LTD

There are significant legal and operational risks associated with conducting a substantial portion of our operations in mainland China, including those changes in the legal, political, and economic policies of the PRC government, the relations between China and the United States, or PRC or U.S. regulations may materially and adversely affect our business, financial condition, results of operations, and the market price of our ordinary shares. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless. Recent statements made and regulatory actions undertaken by the PRC government, including the recent enactment of China’s Data Security Law, as well as our obligations to comply with China’s new Cybersecurity Review Measures (which became effective on February 15, 2022), regulations and guidelines relating to the multi-level protection scheme, Personal Information Protection Law, or PIPL, the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and related guidelines (collectively, the “Trial Measures” or “Overseas Listing Rules”), and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments or continue to be listed on a U.S. or foreign stock exchange.

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

2

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

On February 17, 2023, China Securities Regulatory Commission (the “CSRC”) issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines (collectively, the “Trial Measures” or “Overseas Listing Rules”), which took effect on March 31, 2023. Under the Trial Measures, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market is required to undertake filing procedures with the CSRC for its overseas offering and listing activities. The Trial Measures also set forth a list of circumstance under which overseas offering and listing by domestic companies established in mainland China is prohibit, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the domestic company established in mainland China, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the domestic company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of the company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our ordinary shares on Nasdaq is deemed as an indirect overseas offering and listing by domestic companies established in mainland China, and thus, we are subject to the relevant filing procedures as required. Further, we believe, as of the date of this report, none of the circumstances prohibiting the overseas offering and listing by domestic companies established in mainland China as listed above applies to us, and we can offer and continue to offer our ordinary shares on Nasdaq.

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC, we are deemed as an “Existing Issuer” because we had been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions.  We may be subject to additional compliance requirements in the future, and we cannot assure you that we will be able to get the above-mentioned clearance of filing procedures on a timely basis, or at all. If we or our PRC Subsidiaries in the future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our PRC Subsidiaries, and impose a fine of between RMB 1,000,000 and RMB 10,000,000. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which went into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As of the date of this report, we believe that we and our subsidiaries have not provided or publicly disclosed any documents or materials involving state secrets or work secrets of PRC government agencies or any of which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. We intend to comply with the Confidentiality Provisions and other relevant PRC laws and regulations in our future offerings.

However, any failure of us or our PRC Subsidiaries to fully comply with the Trial Measures and/or the Confidentiality Provisions, may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

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

Current PRC regulations permit our subsidiary in mainland China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under our current corporate structure, we rely on dividend payments or other distributions from our subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive funds from our subsidiaries, we may be unable to pay cash dividends on our ordinary shares.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC.

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

For the year ended September 30, 2023, we provided working capital loans of $151.7 million in aggregate to our subsidiaries.

For the fiscal years ended September 30, 2022, we provided working capital loans of $140.4 million in aggregate to our wholly owned subsidiaries.

For the fiscal years ended September 30, 2021, we provided working capital loans of $132.9 million in aggregate to our wholly owned subsidiaries.

We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As of the date of this report, we do not anticipate any difficulties on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

The Holding Foreign Companies Accountable Act

Our ordinary shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the PCAOB is unable to inspect our auditors for two consecutive years. Pursuant to the HFCAA enacted in December 2020 and related legislation, if the SEC determines that a company has filed an audit report issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC is required to prohibit such company’s securities from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol (SOP) Agreement with the CSRC and the MOF of the PRC regarding cooperation in the oversight of PCAOB-registered public accounting firms in the PRC and Hong Kong to establish a method for the PCAOB to conduct inspections of PCAOB-registered public accounting firms in the PRC and Hong Kong, as contemplated by the Sarbanes-Oxley Act. Under the agreement, (a) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates without consultation with, or input from, PRC authorities; (b) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (c) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates; and (d) the PCAOB shall have the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act, and the SEC can use the information for all regulatory purposes, including administrative or civil enforcement actions. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous 2021 adverse determinations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

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

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended September 30, 2023, 2022 and 2021 and the selected consolidated balance sheets data as of September 30, 2023 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheets data as of September 30, 2021, 2020 and 2019 have been derived from our audited consolidated balance sheets as of September 30, 2021 and 2020, which are not included in this annual report. The selected consolidated statements of operations data for the years ended September 30, 2020 and 2019 have been derived from our audited consolidated financial statements for the year ended September 30, 2020, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars)

Statements of operations data:

	For the Years Ended September 30,
	2023	2022	2021	2020	2019
Revenues	$110,364,887	$99,213,379	$39,289,951	$28,363,963	$28,643,293
Gross Profit	4,286,755	5,438,086	5,109,281	4,651,422	5,079,202
Operating expenses	(2,245,380)	(4,495,718)	(2,256,405)	(2,384,339)	(2,058,855)
Income from operations	2,041,375	942,368	2,852,876	2,267,083	3,020,347
Provision for income taxes	(313,493)	118,367	(25,571)	(16,753)	(29,813)
Net income from continuing operations	2,543,813	2,223,979	2,407,790	1,077,302	(218,279)
Net income (loss) from discontinued operations, net of tax	-	-	(51,352)	(263,847)	(92,725)
Net income (loss)	$2,543,813	$2,223,979	$2,356,438	$813,455	($311,004)
Earnings (loss) per share, basic
Continuing operations	0.70	0.77	4.68	13.26	(3.58)
Discontinued operations	-	-	(0.10)	(3.25)	(1.52)
Earnings (loss) per share, diluted
Continuing operations	0.30	0.77	4.61	13.26	(3.58)
Discontinued operations	-	-	(0.10)	(3.25)	(1.52)
Weighted average ordinary share outstanding, basic	3,628,923	2,905,984	514,212	81,224	60,919
Weighted average ordinary share outstanding, diluted	8,452,875	2,905,984	522,276	81,224	60,919

____

1.  On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight. The weighted average ordinary shares had been retrospectively adjusted from 2019 to reflect the consolidation of ordinary shares.

Balance sheets data

	2023	2022	2021	2020	2019
Current assets	$158,171,175	$153,254,380	$155,305,536	$37,022,171	$29,705,028
Total assets	$174,800,086	$163,782,853	$165,686,901	$38,191,746	$30,482,631
Current liabilities	$10,712,982	$8,289,321	$4,146,426	$8,367,387	$8,145,080
Total liabilities	$12,824,160	$9,098,762	$4,894,483	$9,036,589	$8,145,080
Total shareholders' equity (net assets)	$161,975,926	$154,684,091	$160,792,418	$29,155,157	$21,498,503

Selected Consolidated Financial Schedule

The tables below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the fiscal years ended September 30, 2023, 2022 and 2021.

	For the year ended September 30, 2023
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$74,224,063	$16,034,543	$20,106,281	-	$110,364,887
Cost of revenues	(70,021,350)	(16,023,779)	(20,033,003)	-	(106,078,132)
Gross profit	4,202,713	10,764	73,278	-	4,286,755
Operating expenses	(1,028,294)	(71,676)	(231,462)	(913,948)	(2,245,380)
Income (loss) from operations	3,174,419	(60,912)	(158,184)	(913,948)	2,041,375
Other income (expenses)	1,514,162	(68,416)	634,225	(1,264,040)	815,931
Income (loss) before income taxes	4,688,581	(129,328)	476,041	(2,177,988)	2,857,306
Provision for income taxes	(270,874)	(8,556)	(34,063)	-	(313,493)
Net income (loss)	$4,417,707	($137,884)	$441,978	($2,177,988)	$2,543,813

	For the year ended September 30, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$64,795,082	$9,111,073	$25,307,224	-	$99,213,379
Cost of revenues	(60,272,018)	(9,053,547)	(24,449,728)	-	(93,775,293)
Gross profit	4,523,064	57,526	857,496	-	5,438,086
Operating expenses	(782,009)	(50,344)	(701,516)	(2,961,849)	(4,495,718)
Income (loss) from operations	3,741,055	7,182	155,980	(2,961,849)	942,368
Other income (expenses)	560,497	20,510	213,771	368,466	1,163,244
Income (loss) before income taxes	4,301,552	27,692	369,751	(2,593,383)	2,105,612
Provision for income taxes	114,801	9,182	(5,616)	-	118,367
Net income (loss)	$4,416,353	$36,874	$364,135	($2,593,383)	$2,223,979

	For the financial year ended September 30, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Revenues from continuing operations	$33,068,045	$762,771	$5,459,135	$-	$39,289,951
Cost of revenues from continuing operations	(28,847,801)	(742,933)	(4,589,936)	-	(34,180,670)
Gross profit from continuing operations	4,220,244	19,838	869,199	-	5,109,281
Operating expenses	588,892	(8,940)	(804,851)	(2,031,506)	(2,256,405)
Income (loss) from operations	4,809,136	10,898	64,348	(2,031,506)	2,852,876
Other expenses	(391,819)	(19,990)	(2,033)	(5,673)	(419,515)
Income (loss) before income taxes	4,417,317	(9,092)	62,315	(2,037,179)	2,433,361
Provision for income taxes	(8,085)	-	(17,486)	-	(25,571)
Net income (loss) from continuing operations	$4,409,232	$(9,092)	$44,829	$(2,037,179)	$2,407,790

The tables below disaggregated the Consolidated Balance Sheets of the Company into loss FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated as of the fiscal years ended September 30, 2023 and 2022.

	As of September 30, 2023
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Intercompany receivables	$144,664,527	$131,992,092	$7,086,579	$151,681,406	-
Current assets excluding intercompany receivables	138,871,675	353,985	18,841,671	103,844	$158,171,175
Current assets	$283,536,202	$132,346,077	$25,928,250	$151,785,250	$158,171,175
Investment in subsidiaries	-	$37,712,692	-	-	-
Non-current assets excluding investment in subsidiaries	$16,627,615	-	$1,296	-	$16,628,911
Non-current assets	$16,627,615	$37,712,692	$1,296	-	$16,628,911
Total assets	$300,163,817	$170,058,769	$25,929,546	$151,785,250	$174,800,086
Intercompany payables	$290,760,077	$124,634,218	$19,812,080	$218,229	-
Current liabilities excluding intercompany payables	634,111	756,017	3,530,735	5,792,119	$10,712,982
Current liabilities	$291,394,188	$125,390,235	$23,342,815	$6,010,348	$10,712,982
Non-current liabilities	$533,315	$106,737	1,471,126	-	$2,111,178
Total liabilities	$291,927,503	$125,496,972	$24,813,941	$6,010,348	$12,824,160
Total shareholders' equity (net assets)	$8,236,314	$44,561,797	$1,115,605	$145,774,902	$161,975,926

	As of September 30, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Intercompany receivables	$163,676,919	$114,994,912	-	$140,445,311	-
Current assets excluding intercompany receivables	$91,926,232	$33,986	$57,133,125	$4,161,037	$153,254,380
Current assets	$255,603,151	$115,028,898	$57,133,125	$144,606,348	$153,254,380
Investment in subsidiaries	-	$40,424,517	-	-	-
Non-current assets excluding investment in subsidiaries	$10,500,217	$8,484	$19,772	-	$10,528,473
Non-current assets	$10,500,217	$40,433,001	$19,772	-	$10,528,473
Total assets	$266,103,368	$155,461,899	$57,152,897	$144,606,348	$163,782,853
Intercompany payables	$255,440,223	$109,255,668	$54,420,549	$702	-
Current liabilities excluding intercompany payables	$590,393	$226,814	$1,789,357	$5,682,757	$8,289,321
Current liabilities	$256,030,616	$109,482,482	$56,209,906	$5,683,459	$8,289,321
Non-current liabilities	$657,734	$151,707	-	-	$809,441
Total liabilities	$256,688,350	$109,634,189	$56,209,906	$5,683,459	$9,098,762
Total shareholders' equity (net assets)	$9,415,018	$45,827,710	$942,991	$138,922,889	$154,684,091

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

	For the years ended September 30,
	2023	2022	2021
Period ended exchange rate US$1=RMB	7.2960	7.1124	6.4433
Period average exchange rate US$1=RMB	7.0533	6.5746	6.4935

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

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Doing Business in China

•

The PRC government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ordinary shares.

•

If the Chinese government determines that our corporate structure does not comply with Chinese regulations, or if Chinese regulations change or are interpreted differently in the future, the value of our ordinary shares may decline in value or become worthless.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our shareholders.

•	We are required to submit filings with the CSRC in connection with securities issuance and may be subject to approval, filing or other procedures with other Chinese regulatory authorities under PRC law; we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

•	Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditors for two consecutive years.

•	We face many uncertainties with the VIE structure we use in our operations.

•	Our contractual arrangements with our VIE may not be as effective in providing operational control as direct ownership.

•	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

•	We may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Risks Related to Our Business and Industry

•	The loss of any of our key customers could reduce our revenues and our profitability.

•	We buy our supplies from a relatively limited number of suppliers.

•	We face risks related to health epidemics that could impact our sales and operating results.

•	Our industry and business are subject to extensive regulations by the Chinese government.

•	Any failure by our subsidiaries to comply with PRC food safety laws may require us to incur significant costs.

•	Edible fungi cultivated by our suppliers and other agricultural products we sell are subject to risks related to diseases, pests, extreme weather events or climate risks.

Risks Related to Ownership of Our Ordinary Shares

•	We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

•	As a “foreign private issuer,” we are exempt from certain U.S. federal securities law provisions applicable to U.S. domestic issuers and are also permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, and such exemptions may afford less protection to shareholders.

•	Our shares may be delisted if we are unable to comply with Nasdaq continued listing requirements.

•	The market price of our ordinary shares has been, and may continue to be, highly volatile, and such volatility could cause the market price of our Ordinary Shares to decrease and could cause you to lose some or all of your investment in our Ordinary Shares.

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

Our key customers in fiscal year 2023 were principally Shanghai Yunmihui Supply Chain Group Co. Ltd (“Yunmihui”) and Shanghai Hongren International Trade Co., Ltd (“Hongren”). They are unrelated parties. For the fiscal years ended September 30, 2023, 2022 and 2021, sales to Yunmihui accounted for approximately 40.5%, 31.2% and 0% of our total revenue, respectively, and sales to Hongren accounted for approximately 11.7%, 0% and 0%, respectively. While we've lost certain major customers in the last two years, we haven't experienced a decrease in revenue as a result of the development of new customers. If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

We buy our supplies from a relatively limited number of suppliers.

During the years ended September 30, 2023, 2022 and 2021, we had the following suppliers that accounted for 15% or more of our purchases.

	For the years ended September 30,
Supplier Name	2023	2022	2021
Ningbo Caixiang Trading Co., Ltd.	8.2%	23.0%	5.7%
Jingning Liannong Trading Co., Ltd.	13.5%	20.9%	36.9%
Lishui Zhelin Trading Co., Ltd.	9.5%	6.0%	20.2%
Qingyuan Nongbang Mushroom Industry Co., Ltd.	7.9%	9.3%	18.2%
Zhongjin Boda (Hangzhou) Industrial Co., Ltd.	-	-	16.2%

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

We operate our business through our Chinese subsidiaries and variable interest entity (“VIE”). Currently the agriculture industry is highly supported by the Chinese government. For example, to further strengthen and standardize the support of comprehensive agricultural development to the characteristic industries with agricultural advantages, the Chinese National Office of Comprehensive Agricultural Development has decided to carry out the compilation of The Plan for Comprehensive Agricultural Development to Support the Agricultural Advantage and Characteristic Industries (2019-2021) (the “New Plan”). Edible fungi are emphasized and classified as a “dominant and characteristic industry,” which may become the objects of policy-support issue in the future. However, the New Plan has not yet been formally approved and the final result remains to be further observed.

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

While we are not aware of any data breach in the past, cyber-attacks, computer viruses or any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in a data breach which could materially adversely affect our reputation, financial condition and operating results.

As part of business operations, we collect, process, store and transmit our employees, business partners and other third party data. Our customers, business partners and employees expect we adequately safeguard and protect their sensitive personal and business information. We may experience cyber-attacks and other security incidents of varying degrees from time to time, and we may incur significant costs in protecting against or remediating such incidents. In addition, we are subject to a variety of laws and regulations in the PRC and other countries relating to cybersecurity and data protection. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and cooperation partners could be severely damaged. Affected third parties or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, which could cause us to incur significant expense and liability, and our business and operations could be materially and adversely affected.

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

We currently receive incentives and support from our local government. Further, China has policy support for the agricultural sector. Because we export approximately 0.6% of our agricultural products for sale outside China, we are subject to the risk that foreign governments will view such support, either now or in the future, as unfair trade practices. If this were to happen, our products could be subjected to tariffs or other taxes that cause such products to be more expensive and thus less attractive to potential purchasers.

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

Our prior e-commerce strategy has not produced expected results and our continued investment in online sales may not succeed as well.

We have devoted significant resources to our decision to develop and expand our e-commerce business. We have built and developed our online store Farmmi Jicai targeting centralized procurement and our retail online store Farmmi Liangpin Market in China. We closed our Farmmi Liangpin Market on December 31, 2020 and closed Farmmi Jicai in January 2023 because the revenues generated did not justify the costs and expenses incurred in the operations of those online stores. Nevertheless we expect to continue to operate online sales through Nongyuan Network, especially for product sales to foreign markets. We have no guarantee that we will be successful in operating online sales channels in the future. If we do not manage it effectively, our business prospects could be further impaired.

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

We had approximately $4.7 million in outstanding bank loans as of September 30, 2023. While we believe we have adequate capital to repay those bank loans, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, we could be subject to penalty and our business could be negatively affected.

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

We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. For the years ended September 30, 2023 and 2021, our operating cash flow was negative. While for the year ended September 30, 2022, our operating cash flow was positive. Our related parties including our major shareholders and affiliate companies, are willing to provide us financial support. However, it is possible for us to have negative cash flow again in the future, and for our related parties to be unable to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

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

While 2023 and 2022, we saw the Renminbi’s depreciation against the U.S. dollar, 2021 saw the Renminbi’s appreciation against the U.S. dollar. We are subject to exchange rate risk between U.S. dollar and Renminbi because we sell our products in U.S. dollar from time to time, and our export distributors settle in U.S. dollar and these distributors may also be affected by U.S. dollar exchange rate. Among our export sales for the year ended September 30, 2023, approximately 3.17% were sold to U.S., approximately 27.41% were sold to Canada, approximately 28.83% were sold to Japan, approximately 10.42% were sold to Europe, and approximately 30.17% were sold to the Middle East. Settlement currency is USD for export transactions no matter what the destination country is.

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

In three public offerings on March 22, 2021, April 28, 2021, and September 13, 2021, we offered an aggregate of more than 500 million shares. The significant increase in the number of outstanding shares that resulted from such offerings, together with successively decreasing offering prices per share, has resulted in material volatility in our stock price. In September 2022, we entered into a securities purchase agreement with an investor, pursuant to which we issued to the investor a convertible promissory note. Our obligations under the agreements may be satisfied in cash and/or ordinary shares. In the event that our repayments are made in shares in lieu of cash, we could expect a substantial increase in the number of the outstanding shares, which could cause additional volatility in our stock price. Between January 1, 2023 and the date of this report, our shares have closed between a low of $0.2263 and a high of $1.3 per share. If we engage in future capital raises at dilutive prices, or if investors believe that we will do so, our stock price could continue to be volatile.

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

We have significantly increased our advances to suppliers and accounts receivable in fiscal year 2021. Although we increased such advances to suppliers mainly in anticipation of higher revenue to be generated in fiscal 2023, we cannot guarantee that such customer demand will be forthcoming, that such commodity prices will justify the amount of such increase, that the suppliers will continue to operate in business, that we would be able to recover any prepayments in the event suppliers are unable to deliver according to our agreements or that the market prices for our products will allow us to sell such products profitably even with increased demand. Similarly, our customers had significantly increased accounts receivable to us during fiscal year 2021. While this increase was partially related to an increase in revenues, some of the increase was also due to slower-paying customers than in fiscal year 2020. Although we recovered some of the accounts receivable following completion of the fiscal year, we cannot guarantee that we will be successful in recovering accounts receivable in a timely fashion in the future. In the event our customers fail to pay our business for products or suppliers fail to return advances in the event they are unable to meet our requirements, our financial operation would be materially adversely affected.

Risks Related to Doing Business in China

The PRC government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ordinary shares.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industries that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, if taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to our investors and could cause the value of our ordinary shares to significantly decline or become worthless.

We are required to file with the CSRC and may be subject to the approval of, filing or other procedures with  other Chinese regulatory authorities in connection with securities offerings under PRC law, and we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

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

As of the date of this Annual Report, we are required to submit filings to the CSRC in connection with the future issuance of our equity securities to foreign investors. As there are uncertainties with respect to the Chinese legal system and changes in laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented, there can be no assurance that we will not be subject to additional requirements, approvals, or permissions in the future. We are required to obtain certain approvals from Chinese authorities in order to operate our Chinese subsidiaries.

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

If the Chinese government determines that our corporate structure does not comply with Chinese regulations, or if Chinese regulations change or are interpreted differently in the future, the value of our ordinary shares may decline in value or become worthless.

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

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIE or our right to receive their economic benefits, we would no longer be able to consolidate the VIE. Our VIE was engaged in the operation of our own e-commerce websites, which were established in August 2016. Our VIE had revenue of $20.1 million, $25.3 million and $5.5 million for the years ended September 30, 2023, 2022 and 2021, respectively.

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

Newly enacted Holding Foreign Companies Accountable Act, recent regulatory actions taken by the SEC and the Public Company Accounting Oversight Board, and proposed rule changes submitted by Nasdaq calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs.

Public companies with operations based in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC Chairman and PCAOB Chairman, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 18, 2020, NASDAQ filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on NASDAQ Capital Market, and only permit them to list on NASDAQ Global Select or NASDAQ Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives passed the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB signed a SOP with the CSRC and the MOF of the PRC regarding cooperation in the oversight of PCAOB-registered public accounting firms in the PRC and Hong Kong. The SOP seeks to establish a method for the PCAOB to conduct inspections of PCAOB-registered public accounting firms in the PRC and Hong Kong. Under the agreement, (a) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates without consultation with, or input from, PRC authorities; (b) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (c) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates; and (d) the PCAOB shall have the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act, and the SEC can use the information for all regulatory purposes, including administrative or civil enforcement actions. The PCAOB is required to reassess its determinations as to whether it is able to carry out inspections and investigations completely and without obstruction by the end of 2022.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

In December 2022, Congress passed fiscal year 2023 Omnibus spending legislation, which contained provisions to accelerate the HFCAA timeline for implementation of trading prohibitions from three years to two years. As a result of the legislation, the SEC is required to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years.

The recent regulatory developments have resulted in additional regulatory compliance costs and uncertainties to our future capital raise activities, business and our share price. In addition, any additional actions, proceedings or rules resulting from these efforts could create new uncertainties for our shareholders, and the market price of our shares could be adversely affected,

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our Ordinary Shares.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Currently we have not established and maintained effective disclosure controls and procedures. In addition, there are material weaknesses in our internal control over financial reporting. Among other things, we did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our control did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts. We also have not established sufficient risk assessment in accordance with the requirement of COSO 2013 Framework. In addition, we have not established an internal control department and had a lack of adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned. As a result, our internal control over financial reporting was not effective as of September 30, 2023. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. We must engage U.S. securities law counsel and U.S. auditors, and we have annual payments for listing on a stock exchange. In addition, the Sarbanes-Oxley Act and rules and regulations implemented by the SEC and The Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on The Nasdaq Capital Market, we are also required to file semi-annual financial statements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year. We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized foreign private issuers.

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

Since our Ordinary Shares became listed on The Nasdaq Capital Market in February 2018, the trading price of our Ordinary Shares has fluctuated substantially. Between January 1, 2023 and the date of this report, our shares have closed between a low of $0.2263 and a high of $1.3 per share, and the last reported trading price on January 26, 2024 was $1.18 per Ordinary Share. The trading prices of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Our shares may be delisted if we are unable to comply with Nasdaq continued listing requirements.

As a Nasdaq listed company, we are required to comply with Nasdaq continued listing requirements. On October 12, 2022, we received a notification letter (the “Notice”) from The Nasdaq Stock Market LLC. (“NASDAQ”) advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of our ordinary shares had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to the Minimum Bid Price Rule. We were provided 180 calendar days, or until April 10, 2023, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”). NASDAQ granted us an additional 180 calendar days, or until October 9, 2023, to regain compliance with the Minimum Bid Price Rule.

To regain compliance, the bid price of the Company’s ordinary shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the 180-day compliance period. The Company cured the deficiency by effecting a one-for-eight share consolidation in September 2023. It is possible that we will fail to comply with the continued listing requirement of Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. If so, and Nasdaq may delist our shares if we cannot regain compliance timely.

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

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. For example, in July 2023, certain of our shareholders purchased approximately 2.6 million in aggregate of our ordinary shares in private transactions exempt from registration under the Securities Act. These shares are “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act and permitted by relevant agreements.

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

38

•

February 2018: FAMI completed its initial public offering and its Ordinary Shares commenced trading on Nasdaq under the symbol “FAMI.” We raised approximately $6 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

•	May 2018: Farmmi Food started operation in China.

•

August 2018: Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) was restructured as two online stores: Farmmi Jicai (www.farmmi88.com) targeting centralized procurement and Farmmi Liangpin Market (www.farmmi.com) targeting direct retail for consumption. Liangpin Market and Farmmi Jicai were closed in 2020 and 2023, respectively.

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

39

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

•

Zhejiang Yitang Medical Service Co., Ltd. was incorporated on September 7, 2021. Upon formation, Nongyuan Network and Farmmi Ecology owned 95% and 5% of the equity interests in Yitang Medical Service, respectively. On April 20, 2023, Nongyuan Network transferred the 95% equity it held in Yitang Medical Service to Farmmi Medical Health. After the transfer, Yitang Medical Service becomes one of our wholly owned subsidiaries.

40

•

On September 13, 2021, Farmmi entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 93,111,717 ordinary shares (the “Shares”) of the Company, par value $0.001 per share, for a public offering price of $0.22 per share, and 275,150,000 pre-funded warrants (the “Pre-funded Warrants”) to purchase 275,150,000 shares (the “Warrant Shares”), for a public offering price of $0.2199 per Pre-funded Warrant to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding ordinary shares immediately following the consummation of this Offering. The Pre-funded Warrants have an exercise price of $0.0001 per share. The Pre-funded Warrants were issued in registered form under a warrant agent agreement (the “Warrant Agent Agreement”) between the Company and TranShare Corporation as the warrant agent. The Company received approximately $74.2 million in net proceeds from the Offering after deducting the underwriting discount and estimated offering expenses payable by the Company. Each warrant is exercisable for one ordinary share of the Company. During the year ended September 30, 2021, 275,150,000 warrants were exercised for 275,114,477 ordinary shares of the Company for a total proceed of $19,050. Any securities offered and sold in the Offering (including the Warrant Shares) will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No.: 333-254036) filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2021 and declared effective on March 16, 2021 (the “Registration Statement”), as supplemented by the preliminary prospectus supplement dated September 13, 2021 relating to the Offering and filed with the SEC on September 13, 2021 and a final prospectus supplement dated September 13, 2021.

•	Zhejiang Yiting Medical Technology Co., Ltd. was incorporated on September 17, 2021.

•	We incorporated Farmmi (Hangzhou) Health Development Co., Ltd. on September 17, 2021.

•	We incorporated Zhejiang Farmmi Medical Health Technology Co., Ltd. on September 18, 2021.

•	We incorporated Zhejiang Farmmi Holdings Group Co., Ltd. on September 18, 2021.

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

•	Lishui Yilong Enterprise Management Co., Ltd., a subsidiary of Nongyuan Network, was incorporated on January 10, 2022. It was deregistered in April 2023.

•	Lishui Yifeng Medical Health Technology Co., Ltd., a subsidiary of Nongyuan Network, was incorporated on January 10, 2022. It was deregistered in April 2023.

•

Lishui Yifeng Yilong Medical Technology Development Partnership (Limited Partnership) was formed on January 19, 2022. It was owned 80% by Yilong Enterprise and 20% by Yifeng Medical Health, respectively. This partnership was deregistered in April 2023.

•

Lishui Yitang Shangke Medical and Health Technology Partnership (Limited Partnership) was formed on January 19, 2022. It was owned 80% by Yilong Enterprise and 20% by Yifeng Medical Health, respectively. This partnership was deregistered in April 2023.

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

•

On September 26, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued to Streeterville, in an unregistered private transaction, an unsecured promissory note on September 26, 2022 in the original principal amount of $6,440,000.00 (the “Note”), convertible into ordinary shares, $0.025 par value, of the Company (the “Ordinary Shares”), for $6,000,000.00 in gross proceeds. On November 13, 2023, Farmmi and Streeterville entered an Amendment to the Convertible Promissory Note, which, among other things, extended the term of the Note from twelve months to twenty four months from the Purchase Price Date, or until September 28, 2024.

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

•

In March 2023, at the annual meeting of the Company, the shareholders approved an ordinary resolution that the authorised share capital of the Company be increased from (i) US$600,000, divided into 24,000,000 ordinary shares of US$0.025 par value each, to (ii) US$2,500,000, divided into 100,000,000 ordinary shares of US$0.025 par value each, by the creation of additional 76,000,000 ordinary shares of US$0.025 par value each.

•

In April 2023, we established a new subsidiary, FARMMI USA INC. in Newark, California (“Farmmi USA”). The Company plans to use Farmmi USA as a platform to sell its high-quality agricultural products to the North America market and to sell high-quality food products from North America to Asia.

•

On July 12, 2023, we entered into a securities purchase agreement with certain non-U.S. purchasers in reliance on Regulation S, pursuant to which we issued and sold an aggregate of 21,052,632 ordinary shares, par value $0.025 per share of the Company, at a price of $0.38 per share for aggregate gross proceeds of US$8,000,000.00.

•

On September 21, 2023, at an extraordinary general meeting of shareholders (EGM), the Company’s shareholders approved a proposal to effect a share consolidation of the Company’s authorized shares including issued and unissued ordinary shares at the ratio of one-for-eight (the “Share Consolidation”). As a result of the Share Consolidation, the Company’s 100,000,000 authorized shares of a single class each with a par value of US$0.025, including all issued shares and unissued shares, were consolidated into 12,500,000 shares each with a par value of US$0.20.

•

On September 21, 2023, at an extraordinary general meeting of shareholders, the Company’s shareholders approved an ordinary resolution that, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$2,500,000 divided into 12,500,000 ordinary shares of US$0.20 nominal or par value each, to (ii) US$100,000,000 divided into 500,000,000 ordinary shares of US$0.20 nominal or par value each, by the creation of an additional 487,500,000 ordinary shares of US$0.20 nominal or par value each

B. Business Overview

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

We sell most of our products to domestic distributors in China, which then sell in China and internationally. For the year ended September 30, 2023, we sold approximately 99.4% of our products in China and 0.6% outside mainland China, including in the U.S., Japan, Canada, and other countries or regions. Prior to January 15, 2023, we also had sold our products online through our own e-commerce platforms, Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat; closed on December 31, 2020).  All of our online platforms were closed as of January 15, 2023 because of the costs and expenses associated with their operations. We tested a few offline stores in Hangzhou, Zhejiang but closed them by March 2020 due to the impact of the COVID-19 outbreak.

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

Mushroom Dish Models Presented at Qingyuan Mushroom Museum, Lishui City, Zhejiang Province, China

According to Expert Market Research, the global mushroom market reached USD 62.99 billion in 2023. The market is expected to grow at a CAGR of 8%, in the forecast period of 2024-2032, to reach a value of USD 100.31 billion by 2032.

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

Most of the edible fungi produced by China is for domestic consumption. In 2020 ,  the export portion of edible fungi was only 1.61% of the annual production in China. Edible fungi, especially Shitake mushroom and Mu Er have become important food source for the Chinese. In 2021, the total export amount of dried edible fungi in China was the largest among all the edible fungi, totaling $1.29 billion, accounting for 45% of the total export edible fungi amount.

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

E-commerce for Agricultural Products

E-commerce is the trading or facilitation of trading in products or services using computer networks, such as the Internet. There are different kinds of e-commerce business models: web portal model, online content provider, online retailer, online distributor, online market maker, online community provider and cloud application service provider. Our online sales operations make profits by selling products made by the manufacturers on line.

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

Lishui Shangeng

For the fiscal year ended September 30, 2023, we mainly process and/or trading four categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, cotton, corn, other edible fungi, and other agricultural products.

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

Previously, we purchased all raw materials directly from various family farms. In March 2016, some of the family farms we cooperated with established JLT and QNMI as co-operatives to represent local family farms. On April 1, 2016, we entered into a three-year framework purchase agreement with each of JLT and QNMI. The framework purchase agreements were renewed for another three years in April 2022 upon expiration. Since April 2016, we switched to JLT and QNMI for the majority of our purchases from individual family farms. Therefore, since the year ended September 30, 2016, JLT and QNMI, have been our major suppliers related edible fungi. For the years ended September 30, 2023, 2022 and 2021, JLT and QNMI contributed13.5% and 7.9%, 20.9% and 9.3%, and 29.7% and 14.7% of our edible fungi raw material supplies, respectively. The allocation of our total purchases vary from time to time between these two major suppliers depend upon the specific needs of our clients at certain point of time. JLT is located in Jingning County and QNMI is located in Qingyuan County. These two counties, are famous for growing different kinds of edible fungi due to their unique geographic characteristics. As such, we order different types of mushrooms from these two companies. For instance, when we need flower Shiitake, we order it from JLT since Jingning County is famous for growing flower Shiitake. When we need Dengwai Shiitake, we order it from QNMI since Qingyuan County is famous for growing Dengwai Shiitake. Therefore, their respective supplies to us vary from time to time. As the quantity of different kinds of edible fungi ordered by our clients vary, the quantitative allocation of supplies among JLT, QNMI and other family farms changes.

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

Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for doubtful accounts of $3,176 and $3,258 was made for certain advances to suppliers as of September 30, 2023 and 2022.

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

57

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

Quality Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period
Processing of dried
cultivated edible
fungi products by
			BRC Global	sorting, drying and
Intertek	BRC Certificate of	Farmmi	Standard for Food	packing in plastic
Certification Ltd	Registration	Biotechnology	Safety	bags	2023.9.19 to 2024.10.2

			GB/T 27341-	Processing of Dried
China Quality	HCCP system	Farmmi	2009/GB 14881-	Mushroom and
Certification Centre	Certificate	Biotechnology	2013	Dried Black Fungus	2021.9.30 to 2024.9.29

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

Distribution Channels

We distribute our products mainly through distributors. We sell most of our products to domestic distributors in China, which then sell in China and internationally.

Most of our products are sold in mainland China. The chart below is a breakdown of total revenues by geographic market for the years ended September 2023, 2022 and 2021, respectively.

	For the years ended September 30,
	2023	2022	2021
International Markets	0.6%	1.8%	3.0%
Domestic Markets	99.4%	98.2%	97.0%
Total	100.0%	100.0%	100.0%

International Markets and Customers

The majority of our export items are dried Shiitake and dried Mu Er. They are sold to international markets through a related party, Forasen Group (until March 2018), and unaffiliated trading companies in China. Currently we export dried edible fungi including dried Shiitake and dried Mu Er. In the fiscal year 2023, approximately 86.4% of our export revenues are from Japan, Middle East and Canada (including approximately 28.8% from Japan, approximately 30.2% from middle east, and approximately 27.4% from Canada). The remaining approximately 13.6% of our export revenues are from other countries.

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

Domestic Markets and Customers

Products from six categories of our products are mostly sold in China. Our domestic sales used to depend heavily on our major clients, Yunmihui and Hongren International. Yunmihui and Hongren International contributed to 40.5% and 11.7% of our total sales for the years ended September 30, 2023, respectively. Yunmihui and Senjiayamei contributed to 31.2% and 15.6% of our total sales for the years ended September 30, 2022, respectively. China Forest contributed to 63.8% of our total sales for the years ended September 30, 2021.

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

We also have online sales in China. In the fiscal years 2023, 2022 and 2021 online sales accounted for about 0.4%, 4.6% and 13.51% of our total sales, respectively. For details of our online distribution channels, see “Item 4. Information on the Company - B. Business Overview - E-Commerce of Agricultural Products.”

Agricultural Product Sales Through E-Commerce Channels

E-commerce has big business potential in China. From June 2019 to December 2020, Chinese users of internet shopping increased 31.61%, from 639,000,000 to 841,000,000. From 2016 to 2021, Chinese e-commerce industry market scale increased 53.6%, from RMB 27.54 trillion to RMB 42.3 trillion. Beginning in July 2014, we opened online stores on well-known third-party e-commerce sites like taobao.com, Tmall.com and JD.com to capitalize on this trend and meet customers who might not have otherwise found our products.

In March 2016, we began to develop our own e-commerce site, Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com). It sold our edible fungi products and tea products of a third-party manufacturer to Chinese customers. Most of the customers were the centralized procurement personnel who bought bulk edible fungi products on behalf of restaurants and cafeterias.

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

In May 2019, we tested Farmmi Baba, a new e-commerce platform operated as a mini program on WeChat, to provide bulk orders of vegetables. Due to inactive business, we terminated its operation.

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

	For the years ended September 30,
	2023	2022	2021
Online Sales	0.4%	4.6%	13.5%
Offline Sales	99.6%	95.4%	86.5%

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

Previously we set it as a platform to sell our edible fungi products and other agricultural products manufactured by third parties. The tea products were the only products we actually sold under the other agricultural products category. From the six months ended March 31, 2018, because the tea supplier raised the unit price of its tea products, we stopped selling them. Before we closed Jicai Market in January 2023, the only products sold on Jicai Market were edible fungi products.

2. Farmmi Liangpin Market (initially www.farmmi88.com; transferred to mobile application and mini program on WeChat; closed on December 31, 2020)

We began to operate this new Farmmi Liangpin Market since August 2018 when we reconstructed Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) to two online stores: Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (www.farmmi.com). We identified Farmmi Liangpin Market as a platform of pesticide-free, organic and green agricultural products before we closed it.

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

66

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

2021

The first batch of assured consumer company in Liandu District

Key agricultural leading enterprises in Liandu District, Lishui City

Zhejiang Farmmi Biotechnology Co., Ltd. and Zhejiang Farmmi Food Co., Ltd. Subsidiaries awarded title of Sunshine Factory

2022

Joined the National Restaurant Association.

The tenth batch of city-level key agricultural leading enterprises of Lishui, Zhejiang Province

Business Development Efforts

Our business development efforts focus on developing e-commerce platforms, web-based products and applications of new technologies.

We believe technological innovations will help our Company achieve its long-term strategic objectives.

Our business development employees provide technology support to the family farms in need, improve the technology used in our production, and help with the maintenance of our online stores. Over the past three fiscal years, we spent, in aggregate, RMB86,955 for intellectual property and RMB3,516,698 on software and website development, technical service and product design.

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

Capital Expenditures and Divestitures

We had capital expenditures of approximately $314, $2,946 and $4,686 for the years ended September 30, 2023, 2022 and 2021, respectively for equipment renovation and development.

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

			Subsidy Amount
Year	Governmental Agency	Project	(RMB)

2021	Liandu District, Lishui City	Tourist destination commodity subsidy	41,000

		Job stabilization subsidy	20,000

		Subsidies for replacing training with work	19,000

		Employment subsidies for newly graduated college students	768

		Job stabilization subsidy	6,353

		Exhibition subsidy	5,000

2022	Liandu District, Lishui City	Other taxes subsidy	2,404
		Chinese New Year job subsidy	1,500
		Export subsidy	1,000,000
		Agricultural subsidy	10,000
		Exhibition subsidy	7,700
		Food safety subsidy	20,000
		Job training subsidy	8,500
		Product international certification award	10,000

2023	Xiaoshan District, Hangzhou City	Fund raised in capital market	10,151,164

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

Regulation on Foreign Investments

Investment activities in the PRC by foreign investors are principally governed by the Industry Guidelines of Encouraged Foreign Investment, or the Industry Guidelines, effective on January 27, 2021, and the Special Administrative Measures for Entrance of Foreign Investment (Negative List), or the Negative List, most recently amended on December 27, 2021 and effective on January 1, 2022, and together with the PRC Foreign Investment Law, which took effect on January 1, 2020, and its respective implementation rules and ancillary regulations. The Industry Guidelines and the Negative List lay out the basic framework for foreign investments in China, classifying businesses into three categories with regard to foreign investments: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Industry Guidelines or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. The Negative List specifies that Investment in Internet news service, Internet publishing service, Internet audio-visual program service, cyber culture operation (except for music) and Internet information dissemination service (except for contents opened up in China’s WTO commitments) shall be prohibited.

According to the PRC Foreign Investment Law, foreign investments shall enjoy pre-entry national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” While foreign investors shall refrain from investing in any of the foreign “prohibited” industries, foreign-invested entities operating in foreign “restricted” industries shall require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the PRC Foreign Investment Law provides that foreign-invested enterprises that have been established before the implementation of PRC Foreign Investment Law according to the then existing laws regulating foreign investments may maintain their structure and corporate governance within five years after the implementation of the PRC Foreign Investment Law.

On December 19, 2020, MOFCOM and NDRC released the Measures for the Security Review of Foreign Investments, which took effect on January 18, 2021. For foreign investments within the following scope, foreign investors or the relevant parties in China (hereinafter referred to collectively as the “parties concerned”) shall take the initiative to declare to the office of the working mechanism prior to implementation of the investments:…(II) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies and other important fields relating to national security, and obtaining the actual controlling stake in the investee enterprise. Prior to a decision made by the office of the working mechanism, the parties concerned shall not make the investment. The parties concerned shall not make the investment unless the office of the working mechanism decides that security review is not required. Where the declared foreign investment affects national security, a decision on prohibiting the investment shall be made. Foreign-invested entities of the group have businesses that conduct Internet services, but not related to national security within the scope of the regulations above.

On December 26, 2019, the State Council promulgated the Regulations for Implementing the PRC Foreign Investment Law, which took effect on January 1, 2020. The implementation regulations further clarified that the State encourages and promotes foreign investments, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

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

On February 17, 2023, the CSRC issued the Trial Measures and five application guidelines, or the Overseas Listing Rules, which became effective on March 31, 2023. According to the Overseas Listing Rules, among other things, after making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed. Subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within three business days after the applications are made. In addition, overseas offerings and listings are prohibited for such China-based companies when any of the following applies: (a) where such securities offering and listing is explicitly prohibited by provisions in PRC laws, administrative regulations and relevant state rules; (b) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (c) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (d) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (e) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Overseas Listing Rules further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if a company fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listing Rules. According to the Notice on the Filing Management Arrangements for Overseas Offerings and Listings by Domestic Companies published by the CSRC on February 17, 2023, existing listed companies are not required to make any filings until they conduct a new offering or financing transaction in the future. A company is regarded as an existing listed company if it (a) has already completed overseas listing or offering, or (b) has already obtained the approval for the offering or listing from overseas securities regulatory authorities or stock exchanges but has not completed such offering or listing before the effective date of the Overseas Listing Rules and also completes the offering or listing before September 30, 2023. On the effective date of the Overseas Listing Rules, PRC companies that have already submitted offering and listing applications but have not yet obtained the approvals from overseas securities regulators or exchanges shall make filings with the CSRC at a reasonable time before the completion of the offerings or listings. For those that have already obtained CSRC’s approvals for overseas listings or offerings may continue their process without additional filings but shall make the filing pursuant to the Overseas Listing Rules if they cannot complete the offering or listing before the expiration of the original approval from CSRC.

Regulations on Anti-Monopoly and Competition

On September 11, 2020, the Anti-Monopoly Commission of the State Council issued Anti-Monopoly Compliance Guideline for Business Operators, which requires business operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks.

On August 17, 2021, the State Administration for Market Regulation, or the SAMR, issued a discussion draft of Provisions on the Prohibition of Unfair Competition on the Internet, under which business operators should not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings.

On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators. According to the PRC Anti-Monopoly Law, if a business operator carries out a concentration in violation of the law, the relevant authority shall order the business operator to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore the pre-concentration status, and impose a fine of up to RMB500,000.

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the amended Anti-Monopoly Law, which increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The amended Anti-Monopoly Law also empowers the relevant authority to investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

Regulations Relating to Cybersecurity and Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on the Internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services which was promulgated by MIIT on December 29, 2011, an Internet content service operator may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. An Internet content service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet content service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the Internet content service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority.

In addition, the Decision on Strengthening Network Information Protection, which was promulgated by the Standing Committee of NPC on December 28, 2012, provides that electronic information that is able to identify personal identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. Internet content service operators collecting or using personal electronic information of citizens shall specify purposes, manners and scopes of information collection and use, obtain the consent of citizens concerned, and strictly keep confidential personal information collected. Internet content service operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with personal information collected. Technical and other measures are required to be taken by Internet content service operators to prevent personal information collected from unauthorized disclosure, damage or being lost. Internet content service operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy.

In April 10, 2019, the Ministry of Public Security promulgated the Guidelines for Internet Personal Information Security Protection, which establishes the management mechanism, security technical measures and business workflows for personal information security protection. On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and social supervision by citizens.

On May 28, 2020, the NPC approved the Civil Code of the PRC or the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. Furthermore, information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. In addition, an information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.

On August 20, 2021, the SCNPC adopted the Personal Information Security Law, which took effect on November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On November 14, 2021, the CAC published the Regulations of Internet Data Security Management (Draft for Comments), which further regulate the internet data processing activities and emphasize the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when finding that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing of personal information, management of important data and proposed overseas transfer of data. In addition, the draft regulations require data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including, but not limited to, the status of important data processing, data security risks identified and the measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and their handling, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this prospectus, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties.

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

Prior to a corporate reorganization in January 2024, Farmmi Agricultural and Nongyuan Network  owned 86.58% and 13.42%, respectively, of Farmmi E-Commerce’s equity. Following the reorganization, Farmmi E-Commerce is a wholly owned subsidiary of Farmmi Eco Agri-Tech.

Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”)

We incorporated Farmmi Biotech on April 7, 2021, with initial registered capital of RMB 20 million.

Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”)

On April 25, 2021, we incorporate Farmmi Ecology, with initial registered capital of US $30 million.

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

Farmmi (Hangzhou) Health Development Co., Ltd. (“Farmmi Hangzhou Health Development”)

We incorporated Farmmi Hangzhou Health Development on September 17, 2021, with initial registered capital of US $300 million.

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

Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd.

We incorporated Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. (“Farmmi Eco Agri” or “Farmmi Eco Agri-Tech”) on May 27, 2022, with initial registered capital of RMB100 million.

Farmmi Canada Inc.

On July 13, 2022, we formed a wholly-owned subsidiary in Canada, Farmmi Canada Inc. (“Farmmi Canada”). Farmmi Canada engages in the production and sales of agricultural products, such as mushroom, as well as agricultural trade business in Canada and other international markets.

Zhejiang Suyuan Agricultural Technology Co., Ltd

We incorporated Zhejiang Suyuan Agricultural Technology Co., Ltd on July 25, 2022, with initial registered capital of US$100 million.

Ningbo Farmmi Baitong Trading Co., Ltd.

We incorporated Ningbo Farmmi Baitong Trading Co., Ltd. on  November 17, 2022, with initial registered capital of RMB20 million.

Farmmi USA Inc.

On April 30, 2023, we incorporated a wholly-owned subsidiary in the United States of America, Farmmi USA Inc. (“Farmmi USA”). Farmmi USA engages in trading in USA.

D. Property and Equipment

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

(1) It includes storage area of 854 m2, factory of 757 m2, office area of 163.8 m2 and other area of 139.2 m2.

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

During the fiscal year ended September 30, 2023, 99.4% of our products were sold in China to domestic distributors and the remaining 0.6% were sold outside mainland China, including the U.S., Japan, Canada and other countries or regions, through distributors. We tested a few offline stores in Hangzhou, Zhejiang but closed them by March 2020 due to the impact of the COVID-19 outbreak. In addition, in order to enhance our e-commerce marketing presence, we developed our own e-commerce websites Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat; closed on December 31, 2020).

Our total revenues for the year ended September 30, 2023 increased by $11.2 million or 11.2%, compared to the same period in 2022. We expect our sales of edible fungi products will grow in the coming years, as the consumption of fungi products in China has been rising significantly, and edible fungi has become one of the most important parts of planting industry. Meanwhile, although China has the most production of edible fungi, consumption of edible fungi per capita is significantly lower than other countries such as USA and Japan. Therefore, there is great potential for the sales of edible fungi in the Chinese market as well as the international markets. We believe our sales will continue to grow in the future with our increased brand awareness, which will grow along with the demand for edible fungi products.

Growth Strategy

Increasing our market share – the premium quality of our products has been long recognized by our customers. Consumers’ increasing awareness of healthy dietary may lead to increased demand of our products. Our development plan mainly focuses on developing high-quality agricultural products market. Through our expansion to international market and enhancing stable relationship with suppliers, we expect to expand our product lines and improve our brand awareness and customer loyalty, to meet the demands of market and customers, and improve our sales performance.

Expansion of our sources of supply, productivity and sales network – to meet the increasing demand, we emphasize cooperation with major suppliers as well as small family farms to ensure the quantity and quality of raw materials. While expanding supply resource, we also plan to increase our processing capability and upgrade production facilities to increase productivity. We have been actively participating in international trade exhibitions held in China and other countries, to expand our international sales network. We also intend to invest more in our online stores, continue to train our employees, upgrade information technology and supply chain system, with the goal of making an integrated sales network with an international approach.

Securing high quality raw materials with competitive price – to meet the increasing demand for our products, we have been increasing our cooperation with major suppliers, with whom we have been working together for many years, to secure the quality and quantity of our raw materials. We also have dedicated teams that constantly visit and communicate with the family farm suppliers, to monitor the quality and quantity of raw materials. By working closely with our suppliers throughout the planting seasons, we have been providing such suppliers technical support to secure the stable supply of our raw materials. With our deep understanding of the edible fungi market, we have been able to purchase raw materials of premium quality at favorable prices. Edible fungi can be stored for a long time after simple processing, therefore we have been purchasing edible fungi when we expect their purchase price to increase, and store them to fulfill future sales orders. This strategy has been proven effective and will continue to be used by us as a cost control method.

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

As the table below illustrates, our sales volume of Shiitake mushroom for the year ended September 30, 2023 was approximately 1,633 tons, representing an increase of 102 tons as compared with 1,531 tons sales volume in fiscal 2022. The increase in sales of Shiitake mushroom was primarily due to our efforts in sales and developing the new customers. Meanwhile, our sales volume of Mu Er for the year ended September 30, 2023 was approximately 1,302 tons, representing a decrease of 91 tons, as compared with 1,393 tons sales volume in fiscal 2022. The sales volume of Mu Er decreased due to market demand declined which reduced orders by customers. As China’s mushroom industry is moving from rapid expansion to a more mature stage, we expect the effect of industry growth on promoting our sales volume will decrease.

	Shiitake	Mu Er
Period	(tons)	(tons)
Oct/22	108	91
Nov/22	110	87
Dec22	128	104
Jan/23	106	103
Feb/23	123	106
Mar/23	154	103
Apr/23	129	102
May/23	170	89
Jun/23	191	102
Jul/23	102	167
Aug/23	204	102
Sep/23	107	147
Total sales volume for fiscal 2023	1,633	1,302
Average unit selling price per ton for fiscal 2023	$10,677	$10,387

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

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property and equipment, the valuation of derivative liabilities of the notes, the recoverability of long-lived assets, valuation of warrants and the valuation of deferred tax assets.

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

Refer to Note 14 – Segment reporting for details of revenue segregation of our Consolidated Financial Statements.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. We maintain allowance for doubtful accounts for estimated losses. We review our accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of September 30, 2023 and 2022, allowance for doubtful accounts was $14,719 and $7,249, respectively.

Inventory, net

We value our inventory at the lower of cost, determined on a weighted average basis, or net realizable value. We review our inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. We recorded inventory reserve of $8,809 and $49,652 as of September 30, 2023 and 2022, respectively.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective October 1, 2023. We are currently evaluating the impact of its pending adoption of ASU 2016-13 on our consolidated financial statements but do not expect this guidance will have a material impact on our consolidated financial statements.

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

Results of Operations for the Years Ended September 30, 2023 and 2022

	For the Years Ended September 30,		Variance
	2023	2022	Amount	%
Revenue	$110,364,887	$99,213,379	$11,151,508	11.2%
Cost of revenues	(106,078,132)	(93,775,293)	12,302,839	13.1%
Gross profit	4,286,755	5,438,086	(1,151,331)	(21.2%)
Allowance for doubtful debts	32,007	(57,173)	(89,180)	(156.0%)
Selling and distribution expenses	(145,292)	(305,367)	(160,075)	(52.4%)
General and administrative expenses	(2,132,095)	(4,133,178)	(2,001,083)	(48.4%)
Income from operations	2,041,375	942,368	1,099,007	116.6%
Change in fair value of derivative liability	873,767	419,649	454,118	108.2%
Interest income	743,858	516,869	226,989	43.9%
Interest expense	(650,813)	(134,144)	516,669	385.2%
Amortization of debt issuance costs	(1,691,609)	(48,160)	1,643,449	3,412.5%
Government grant	1,439,208	-	1,439,208	100.0%
Other income, net	101,520	409,030	(307,510)	(75.2%)
Income before income taxes	2,857,306	2,105,612	751,694	35.7%
Provision for income taxes	(313,493)	118,367	431,860	364.8%
Net income	$2,543,813	$2,223,979	$319,834	14.4%

Our revenue is generated from the following major product categories: Shiitake, Mu Er, bulk trading and other products. Since June 2021, the Company’s operations were expanded into bulk agricultural commodity trading, such as cotton and corn bulk trading, The Company obtains control over these commodities as a principal from its suppliers before selling these commodities to its customers.

The following table sets forth the breakdown of our revenues for the years ended September 30, 2023 and 2022, respectively:

	For the years ended September 30,				Variance
	2023	%	2022	%	Amount	%
Tapioca	$39,977,734	36.2%	-	-	$39,977,734	100.0%
Corn	27,430,969	24.9%	10,778,197	10.9%	16,652,772	154.5%
Shiitake	19,655,465	17.8%	19,859,533	20.0%	(204,068)	(1.0)%
Mu Er	16,301,157	14.8%	19,123,152	19.3%	(2,821,995)	(14.8)%
Cotton	5,547,927	5.0%	47,950,345	48.3%	(42,402,418)	(88.4)%
Cornstarch	1,338,782	1.2%	-	-	1,338,782	100.0%
Other edible fungi	112,853	0.1%	1,502,152	1.5%	(1,389,299)	(92.5)%
Total	$110,364,887	100.0%	$99,213,379	100.0%	$11,151,508	11.2%

Total revenues for the year ended September 30, 2023 increased by $11.2 million, or 11.2%, to $110.4 million from $99.2 million for the year ended September 30, 2022.

The trading of agriculture products (i.e. tapioca, corn, cotton and cornstarch) was mainly based on market opportunity of matching suppliers and customers. Hence, the sales volume may fluctuate according to market demand and supply and there is no pattern of such agriculture product trading.

Revenue from sales of tapioca increased by $40.0 million, or 100%, to $40.0 million for the year ended September 30, 2023 from nil for the same period of last year. The increase was mainly attributable to trading of tapioca for the year ended September 30, 2023, while no such trading for the same period of last year.

Revenue from sales of corn increased by $16.7 million, or 154.5%, to $27.4 million for the year ended September 30, 2023 from $10.8 million for the same period of last year. The increase was mainly attributable to the increase in trading volume for the year ended September 30, 2023 as compared to the same period of last year.

Revenue from sales of Shiitake decreased by $0.2 million, or 1.0%, to $19.7 million for the year ended September 30, 2023 from $19.9 million for the same period of last year, mainly due to the decrease in average unit sales price of our Shiitake products. The average unit sales price of Shiitake decreased from $12,971 per ton for the year ended September 30, 2022 to $12,024 per ton for the year ended September 30, 2023, which resulted in a decrease of $1.5 million in revenue from sales of Shiitake. The decrease in average unit sales price of Shiitake is in line the decrease in the price of raw materials due to higher harvest in 2023. The decrease was partially offset by an increase in sales volume from 1,531 tons for the year ended September 30, 2022 to 1,635 tons for the year ended September 30, 2023, which resulted in an increase of $1.3 million in revenue from sales of Shiitake. The increase in sales volume of Shiitake was mainly attributable to the recovery of market demand for our Shiitake products.

Revenue from sales of Mu Er decreased by $2.8 million, or 14.8%, to $16.3 million for the year ended September 30, 2023 from $19.1 million for the year ended September 30, 2022, mainly due to the decreased sales volume and decreased average unit sales price. Sales volume of Mu Er decreased to 1,303 tons for the year ended September 30, 2023 from 1,393 tons for the year ended September 30, 2022, which resulted in a decrease of $1.2 million in revenue from sales of Mu Er. The decrease in sales volume of Mu Er was caused by reduced customers’ orders which resulted by the decrease in market demand for Mu Er. Also, the average unit sales price of Mu Er decreased from $13,733 per ton for the year ended September 30, 2022 to $12,508 per ton for the year ended September 30, 2023, which resulted in a decrease of $1.6 million in revenue from sales of Mu Er. The decrease in average unit sales price of Mu Er was in line with the decrease in the price of raw materials due to lower harvest in 2023.

Revenue from sales of cotton decreased by $42.4 million, or 88.4%, to $5.5 million for the year ended September 30, 2023 from $48.0 million for the same period of last year. The decrease was mainly attributable to less profitable trading opportunity of cotton in fiscal 2023 as compared to fiscal 2022.

Revenue from sales of cornstarch increased by $1.4 million, or 100%, to $1.4 million for the year ended September 30, 2023 from nil for the same period of last year. The increase was mainly attributable to trading of cornstarch for the year ended September 30, 2023, while no such trading for the same period of last year.

Revenue from sales of other edible fungi decreased by $1.4 million, or 92.5%, to $0.1 million for the year ended September 30, 2023 from $1.5 million for the same period of last year, mainly due to the decreased sales volume arising from reduced market demand of other edible fungi which resulted in a decrease of customer orders.

Cost of revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended September 30, 2023 and 2022, respectively:

	For the years ended September 30,				Variance
	2023	%	2022	%	Amount	%
Tapioca	$39,903,506	37.6%	-	-	$39,903,506	100.0%
Corn	27,429,966	25.9%	10,669,201	11.4%	16,760,765	157.1%
Shiitake	17,538,319	16.5%	17,325,773	18.5%	212,546	1.2%
Mu Er	14,236,143	13.4%	16,689,136	17.8%	(2,452,992)	(14.7)%
Cotton	5,547,811	5.2%	47,715,009	50.9%	(42,167,198)	(88.4)%
Cornstarch	1,335,921	1.3%	-	-	1,335,921	100.0%
Other edible fungi	86,466	0.1%	1,376,174	1.4%	(1,289,709)	(93.7)%
Total	$106,078,132	100.0%	$93,775,293	100.0%	$12,302,839	13.1%

Cost of revenues increased by $12.3 million, or 13.1%, to $106.1 million for the year ended September 30, 2023 from $93.8 million for the same period of last year. As illustrated in the table above, the increase was mainly attributed by the cost of revenue associated with trading of tapioca and corn, the increase was partially offset by the decrease in cost of revenue associated with trading of cotton and the decrease in sales volume of Mu Er.

Gross Profit

The following table sets forth the breakdown of gross profit for the years ended September 30, 2023 and 2022, respectively:

	For the years ended September 30,				Variance
	2023	%	2022	%	Amount	%
Tapioca	$74,228	1.7%	-	-	$74,228	100.0%
Corn	1,003	0.02%	108,996	2.0%	(107,993)	(99.1)%
Shiitake	2,117,146	49.4%	2,533,760	46.6%	(416,614)	(16.4)%
Mu Er	2,065,014	48.2%	2,434,016	44.8%	(369,002)	(15.2)%
Cotton	116	0.0%	235,336	4.3%	(235,220)	(100)%
Corn starch	2,861	0.1%	-	-	2,861	100.0%
Other edible fungi	26,387	0.6%	125,978	2.3%	(99,591)	(79.1)%
Total	$4,286,755	100.0%	$5,438,086	100.0%	($1,151,331)	(21.2)%

Overall gross profit decreased by $1.2 million, or 21.2%, to $4.3 million for the year ended September 30, 2023 from $5.4 million for the same period of fiscal 2022. The decreased gross profit was caused by product mix for the year ended September 30, 2023, as compared to the prior period.

Selling and distribution expenses

Selling and distribution expenses decreased by $0.2 million, or 52.4%, to $0.1 million for the year ended September 30, 2023 from $0.3 million for the year ended September 30, 2022. The decrease was primarily due to a decrease in shipping expenses by $0.2 million when comparing with the same period of last year. The trading of agricultural products, such as tapioca, corn, cotton and cornstarch, did not incur shipping expenses as the transactions of agricultural products were completed by the transfer of rights of those agricultural products to the buyers. Also, the decrease in shipping expenses was due to a new customer willing to absorb shipping expenses incurred during a rush Chinese New Year order. Additionally, certain shipping agents provided discount on shipping charges.

General and administrative expenses

General and administrative expenses decreased by $2.0 million, or 48.4%, to $2.1 million for the year ended September 30, 2023 from $4.1 million for the same period of last year. The decrease was primarily attributable to the share-based compensation expenses of $2.0 million arising from restricted shares granted to certain employees for the year ended September 30, 2022, while no such share-based compensation expenses for the year ended September 30, 2023.

Change in fair value of derivative liability

On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. As of September 30, 2023, the fair value of this derivative liability was nil, the change in fair value of derivative liability of $0.9 million and $0.4 million was recorded in other income for the years ended September 30, 2023 and 2022, respectively.

Interest income

Interest income increased by $0.2 million, or 43.9%, to $0.7 million for the year ended September 30, 2023 from $0.5 million for the same period of last year. The increase was mainly attributed to 6.5% per annum interest earned on a deposit of RMB50 million ($7.0 million) from a third party. On November 5, 2021, one of our subsidiaries signed an Equity Transfer Framework Agreement to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd., from four third parties for a total consideration of RMB509.6 million (approximately $71.6 million). On November 5, 2021, the Company paid a deposit of RMB50 million ($7.0 million) as a prepayment for the acquisition. However, the Company decided to withdraw from the investment due to the adjustment of its business strategy and a third party is willing to undertake the above-mentioned investment. Upon consummation of the investment by that third party, the above-mentioned deposit will be returned to the Company from the seller and the Company charged that third party with an interest of 6.5% per annum on that deposit counting from the payment date.

Interest expense

Interest expense increased by $0.5 million, 385.2%, to $0.6 million for the year ended September 30, 2023 from $0.1 million for the same period of last year. The increase in interest expense was primarily attributable to the higher average loan balances for the year ended September 30, 2023 as compared to the same period of last year.

Amortization of debt issuance costs

Amortization of debt issuance costs increased by $1.6 million, or 3,412.5%, to $1.7 million for the year ended September 30, 2023 from $0.05 million for the same period of last year. On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. The debt discount was amortized over the term of the convertible promissory note and, for the year ended September 30, 2023, the Company recorded amortization of debt issuance cost of $1.7 million and $48,150 in other expenses for the year ended September 30, 2023 and 2022, respectively.

Government grant

Government grant increased by $1.4 million, or 100%, to $1.4 million for the year ended September 30, 2023 from nil for the same period of last year. Government grant was received from district government in respect of fund raised from capital market for the year ended September 30, 2023.

Provision for income taxes

For the years ended September 30, 2023 and 2022, our income tax expense was $0.3 million and income tax benefits of $0.1 million, respectively. The income tax expenses for the year ended September 30, 2023 were as a result of certain PRC subsidiaries that have taxable income from operations. In fiscal 2022, the income tax benefits were mainly attributable to deferred tax assets which mainly arising from unutilized tax losses carried forward from certain subsidiaries which can be utilized against future taxable income.

Net income

As a result of the factors described above, our net income was $2.5 million for the year ended September 30, 2023, from net income of $2.2 million for the same period of last year.

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

As of September 30, 2023, we had cash of $12.8 million. As of September 30, 2023, advances to suppliers amounted to $116.3 million and is expected to be fully utilized by September 2024. We made these advances based on the sales orders we received and expect to receive in the future months. As of September 30, 2023, we had accounts receivable of $24.7 million and we expect to collect the remaining balance by March 2024. Our current liabilities amounted to $11.7 million at September 30, 2023, in comparison to $8.3 million at September 30, 2022. This increase of current liabilities was mainly attributable to the increase in loans.

Indebtedness. As of September 30, 2023, we have long-term loans - current portion of $0.7 million, long-term loans - non-current portion of $1.7 million, short-term loans of $2.4 million and convertible promissory notes of $5.8 million. Beside these debts, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

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

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans. As of September 30, 2023, we had total assets of $174.8 million, which includes advances to suppliers of $116.3 million, accounts receivable of $24.7 million and cash of $12.8 million, working capital of $147.4 million and total equity of $162.0 million. Our advances to suppliers were mainly in anticipation of higher revenue to be generated in fiscal 2024, these advances to suppliers were to secure sufficient supply from our suppliers so as to meet our anticipated sales.

Working Capital. Total working capital as of September 30, 2023 amounted to $147.5 million, compared to $144.9 million as of September 30, 2022.

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

Cash flows

The following table sets forth summary of our cash flows from continuing operations for the years ended September 30, 2023, 2022 and 2021.

	For the Years Ended September 30,
	2023	2022	2021
Net cash (used in) provided by operating activities	($75,754,162)	$20,635,488	($53,231,108)
Net cash provided by (used in) investing activities	35,896,193	(41,991,079)	(12,127,728)
Net cash provided by financing activities	11,017,942	11,634,868	122,665,288
Effect of exchange rate changes on cash	462,261	(8,363,680)	(153,454)
Net (decrease) increase in cash	(28,377,766)	(18,084,403)	57,152,998
Cash, beginning of year	41,167,501	59,251,904	2,098,906
Cash, end of year	$12,789,735	$41,167,501	$59,251,904

Operating activities

Net cash used in operating activities was $75.8 million for the year ended September 30, 2023, which mainly consisted of an increase of $71.3 million in advances to suppliers for purchasing mushrooms, corn, cotton, red dates and soybean in anticipation of sales orders and an increase of $9.0 million in accounts receivable due to sales, as mainly offset by net income of $2.5 million and collection of notes receivables of $3.6 million.

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

Investing activities

Net cash provided by investing activities was $35.9 million for the year ended September 30, 2023, which mainly consisted of collection of $35.4 million fixed term deposit and $7.5 million from withdrawn acquisition, as offset by $7.1 million used in long-term investment.

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

Financing activities

Net cash provided by financing activities was $11.0 million for the year ended September 30, 2023, which mainly consisted of net proceeds of $7.9 million from issuance of ordinary shares and borrowing of $4.8 million loans, as mainly offset by repayment of $1.7 million loans.

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

The following table presents the company’s material contractual obligations as of September 30, 2023:

		Less than	1-2	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
Short-term loans	$2,412,281	$2,412,281	-	-	-
Long-term loans	2,328,845	676,284	1,652,561	-	-
Operating lease obligations	747,307	119,232	98,975	286,384	242,716
Total	$5,488,433	$3,207,797	$1,751,536	$286,384	$242,716

____

(1) As of September 30, 2023, the Company had outstanding loans of $4.7 million (see Note 8 of the notes to consolidated financial statements for details).

(2) As of September 30, 2023, the Company had operating lease commitment of $0.7 million (see Note 13 of the notes to consolidated financial statements for details).

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this report:

Name	Age	Position(s)

Yefang Zhang	57	Chief Executive Officer and Chairwoman of Board of Directors

Zhengyu Wang	55	Director

Lingge Wu	30	Chief Financial Officer

Dehong Zhang	54	Chief Operating Officer

Qingyi Fu	39	Director (Independent)

Hongdao Qian	61	Director (Independent)

Hui Ruan	56	Director (Independent)

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

Summary Executive Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2023 and 2022.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)
Yefang Zhang	2022	175,587	-	308	175,895
Chief Executive Officer	2023	161,626	-	-	161,626

Wenhua Liu(3)	2022	18,298		1,094	19,392
Former Chief Financial Officer	2023	-	-	-	-

Dehong Zhang(4)	2022	49,904		8,994	58,898
Chief Operating Officer	2023	61,248	-	7,484	68,732

Lingge Wu(5)	2022	29,599		1,767	31,366
Chief Financial Officer	2023	30,284	-	1,626	31,910

______________

(1) No officer received a bonus in the years ended September 30, 2023 and 2022.

(2) Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3) Wenhua Liu resigned on March 22, 2022.

(4) Dehong Zhang began his position as Chief Operating Officer on March 1, 2021.

(5) Lingge Wu was appointed as our Chief Financial Officer on March 22, 2022.

Director Compensation

The following section presents information regarding the compensation paid during the fiscal years ended September 30, 2023 and 2022 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). Currently we have the following Non-Employee Directors: Zhengyu Wang, husband of Yefang Zhang, and three (3) Non-Employee Directors: Qinyi Fu, Hongdao Qian and Hui Ruan.

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

Summary Director Compensation Table

Name	Fiscal Year	Fees earned or paid in cash ($)	All Other Compensation ($)(1)	Total ($)
Hongdao Qian (2)	2023	10,000	-	10,000
	2022	10,000	-	10,000

Hui Ruan (3)	2023	10,000	-	10,000
	2022	10,000	-	10,000

Qinyi Fu (4)	2023	10,000	-	10,000
	2022	10,000	-	10,000

_____________

(1) No Non-Employee Director received other compensation for the years ended September 30, 2023 and 2022.

(2) Mr. Hongdao Qian’s term began on July 7, 2017. He is entitled to a board fee of $10,000 per year beginning from July 7, 2017.

(3)  Dr. Hui Ruan’s term began on June 19, 2020. He is entitled to a board fee of $10,000 per year beginning from June 19, 2020.

(4) Qinyi Fu’s term began on June 3, 2021. He is entitled to a board fee of $10,000 per years beginning from June 3, 2021.

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

Yefang Zhang

We entered into an employment agreement with our Chief Executive Officer, Ms. Yefang Zhang, effective August 6, 2020. Under the terms of Ms. Zhang’s employment, Ms. Zhang is entitled to the following:

•	Base compensation of RMB87,300 per month.

•	Reimbursement of reasonable expenses incurred by Ms. Zhang.

Ms. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Lingge Wu

We entered into a new employment agreement with our chief financial officer, Ms. Lingge Wu, effective March 22, 2022. Under the terms of Ms. Wu’s employment, Ms. Wu is entitled to the following:

•	Base compensation of RMB 250,000 per year.

•	Reimbursement of reasonable expenses incurred by Ms. Wu.

Ms. Wu’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Dehong Zhang

We renewed the employment agreement with our chief operating officer, Mr. Dehong Zhang, effective on April 1, 2023. Under the terms of Mr. Zhang’s employment, Mr. Zhang is entitled to the following:

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this report.

Country of Principal Executive Offices:	China
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	5

Gender Identity	Female	Male
Directors	1	4
Demographic Background
Underrepresented Individual in Home Country Jurisdiction		1
LGBTQ+		-
Did not disclose demographic background		-

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

D. Employees

As of September 30, 2023, we employed a total of 56  full-time and no part time employees in the following functions:

	Number of Employees
Department	September 30,	September 30,	September 30,
	2023	2022	2021
Senior Management	7	7	6
Human Resource & Administration	4	3	4
Finance	7	7	8
Procurement	4	4	3
Production	36	22	35	(1)
Sales & Marketing	8	6	3
Quality Control	2	2	2
E-commerce	0	4	5	(2)
Business Development	2	1	1
Total	70	56	67

____________

(1) Some production employees resigned due to COVID-19 in 2022.

(2) We began to reduce the size of our E-commerce business in the fiscal year ended September 30, 2020, and close most of our E-commerce operations in January 2023.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended September 30, 2023, 2022 and 2021, we contributed approximately $55,801, $69,393 and $50,889 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Over 76% of our employees at FLS Mushroom, Farmmi biotechnology and Farmmi Food are female workers. We have bought life insurance for all workers of Farmmi Food’s factory.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders.”

Equity Compensation Program

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

At the annual shareholder meeting held in July 2021, our shareholders approved a 40 million shares incentive plan. In February 2022 we filed a registration statement on Form S-8 for the 2021 Plan, and we subsequently canceled the reserved but unissued 30 million shares in February 2022.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our Ordinary Shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants. For the year ended September 30, 2022, 10 million ordinary shares were issued to eight employees and $2 million was accounted as share-based compensation expense in general and administration expenses. As of September 30, 2023, the remaining ordinary shares available to be issued under our 2021 plan were 2,857 shares following the reverse share split completed in September 2023.

Compensation Recoupment (Clawback) Policy

We maintain a compensation clawback policy, which we adopted in November 2023 in compliance with Nasdaq listing requirements. In the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under U.S. federal securities law, the policy provides that the Company will recoup compensation from each current or former executive officer who, during the three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. The Compensation Committee administers the Company’s Clawback Policy and has discretion to determine how to seek recovery under the policy and may forgo recovery if it determines that recovery would be impracticable.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of January 24, 2024 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 6,291,786 Ordinary Shares issued and outstanding. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of January 24, 2024 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000. The shareholders of record listed in the table are not located in the United States.

	Ordinary Shares beneficially owned(1)(2)
	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(3)(4)	47,500	0.76%
Zhengyu Wang(3)(4)	47,500	0.76%
Lingge Wu	-	-
Dehong Zhang	-	-
Hongdao Qian	-	-
Hui Ruan	-	-
Qinyi Fu	-	-
All directors and executive officers as a group (seven (7) persons)	47,500	0.76%
Principal Shareholders:
FarmNet Limited(3)	46,500	0.74%

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

(4) Consists of 46,500 ordinary shares held directly by FarmNet Limited and 1,000 ordinary shares held directly by children individually who are members of the household of Yefang Zhang and Zhengyu Wang.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions for the years ended September 30, 2023, 2022 and 2021, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

The relationship and the nature of related party transactions are summarized as follow:

Name of related party	Relationship to the Company	Nature of transactions
Zhejiang Yili Yuncang Technology Group Co., Ltd	10% equity interest owned by the Company	Prepayment of electricity and water expenses for office leased to the Company
FarmNet Limited	Owned 0.8% equity interest of the Company	Payment of expenses by the Company.
Epakia Canada Inc	Legal representative of Epakia Canada Inc is a director of the Company	Payment of expenses by the Company.
Shanghai Zhongjian Yiting Medical Health Technology Partnership	A partnership jointly set up by the Company with another limited partner ("LP").	Payment of expenses by the Company.
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of Mr Zhengyu Wang and Ms Yefang Zhang, CEO of the Company	Lease factory building to the Company and charging water and electricity for offices leased to the Company.
Forasen Holdings Group Co., Ltd	Owned by Mr Zhengyu Wang, a director of the Company	Purchases from the Company
Yefang Zhang	CEO and Chairwoman of the Board of Directors of the Company	Payment of expenses for the Company and provide a guarantee as additional security for a loan.
Xinyang Wang	Shareholder of Nongyuan Network	Provide guarantees and a real property as additional security for certain loans.
Dehong Zhang	The brother of Ms Yefang Zhang, CEO and Chairwoman of the Board of Directors of the Company	Provide guarantees as an additional security for certain loans
Ms Aihong Wang	The sister of Mr Zhengyu Wang, a director of the Company	Provide a guarantee as an additional security for a revolving loan

Due from related parties consisted of the following:

	As of	As of
	September 30,	September 30,
	2023	2022

Zhejiang Yili Yuncang Holding Group Co., Ltd	$103,417	-
Zhejiang Yili Yuncang Technology Group Co., Ltd	-	$29,055
FarmNet	4,100	-
Epakia Canada Inc	2,996	-
Shanghai Zhongjian Yiting Medical Health Technology Partnership	308	30,928
Dehong Zhang	137	-
Total	$110,958	$59,983

Amount due from Zhejiang Yili Yuncang Holding Group Co., Ltd was mainly related to prepayment of electricity and water expenses for offices leased to the Company.

Amounts due from FarmNet Limited, Epakia Canada Inc, Shanghai Zhongjian Yiting Medical Health Technology Partnership and Dehong Zhang were mainly related to expenses paid by the Company which can be recoverable from these related parties.

Due to related parties from the Company consisted of the following:

	As of	As of
	September 30,	September 30,
	2023	2022

Zhejiang Tantech Bamboo Technology Co., Ltd.	$24,496	$948
Yefang Zhang	9,150	-
Forasen Holdings Group Co., Ltd	168	-
Total	$33,814	$948

Amount due to Zhejiang Tantech Bamboo Technology Co., Ltd. were related to water and electricity expenses for offices leased to the Company.

Amount due to Forasen Holdings Group Co., Ltd and Yefang Zhang were related to payment of expenses by related parties for the Company. Amount was due on demand and non-interest bearing.

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

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the years ended September 30, 2023, 2022 and 2021, the Company recorded sales to related parties of nil, $1,016 and $1,952, respectively.

Operating lease from related parties

The following table summarizing operating leases with related parties, Zhejiang Tantech Bamboo Technology Co., Ltd. and Zhejiang Yili Yuncang Holding Group Co., Ltd, detailing lease begin date, lease end date, leasing purpose, leasing areas in square meters, annual rent in RMB and its equivalent in USD.

Zhejiang Tantech Bamboo Technology Co., Ltd.	Lease No 1	Lease No. 2	Lease No. 3	Total
Lease begin date	August 1, 2021	July 14, 2021	March 1, 2023
Lease end date	July 31, 2031	July 13, 2031	February 29, 2028
Leasing purpose	Factory building	Factory building	Office
Annual rent in RMB	168,854	421,431	131,835	722,120
Annual rent in USD	$23,940	$59,750	$18,691	$102,381
Area (in square meters)	1,180	1,914	479	3,573

Zhejiang Yili Yuncang Holding Group Co., Ltd
Lease begin date	August 1, 2023
Lease end date	July 31, 2025
Leasing purpose	Office
Annual rent in RMB	9,795
Annual rent in USD	$1,389
Area (in square meters)	15

For the years ended September 30, 2023, 2022 and 2021, the Company incurred lease expenses of $66,116, $88,847 and $86,556, respectively.

Sublease to a related party

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB 283,258 (equivalent of $41,639). This lease was terminated on February 14, 2022.

For the years ended September 30, 2022 and 2021, the Company recorded lease income of $14,262 and $40,026, respectively.

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 8). The Company’s related parties also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 8).

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

Therefore, we do not believe that there are business activities of Mr. Wang and Ms. Zhang that would compete directly with our business operations. We have also adopted a policy that prohibits loans to related parties by the Company.

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

As of January 24, 2024, there were approximately 21 holders of record of our Ordinary Shares.

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

C. Material contracts

On February 25, 2022, Farmmi, Inc. entered into a securities purchase agreement with certain purchasers pursuant to Regulation S under the Securities Act of 1933. Pursuant to the Securities Purchase Agreement, Farmmi agreed to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from Farmmi in the aggregate 30,000,000 of Farmmi’s ordinary shares at $0.20 per share for $6,000,000.

On September 26, 2022, Farmmi entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company issued to the Investor, in an unregistered private transaction, an unsecured promissory note on September 26, 2022 in the original principal amount of $6,440,000.00 (the “Note”), convertible into ordinary shares, of the Company for $6,000,000.00 in gross proceeds.

On September 30 2022, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd entered into a Share Transfer Agreement and Supplemental Agreement with Zhejiang Jingcai Industrial Co., Ltd. to sell Zhejiang FLS Mushroom Co., LTD for RMB 24,100,000.

On July 12, 2023, Farmmi entered into a securities purchase agreement with certain purchasers pursuant to Regulation S of the Securities Act. Pursuant to the agreement, the company agreed to issue and sell to the purchasers and the Purchasers agreed to purchase from the Company, an aggregate of 21,052,632 ordinary shares, at a price of $0.38 per share for aggregate gross proceeds of 8,000,000.

On November 13, 2023, Farmmi and Streeterville entered an Amendment to the Convertible Promissory Note to extend the term of the Note from twelve months to twenty four months from the Purchase Price Date, or until September 28, 2024.

On January 12, 2024, Farmmi and Streeterville entered into a Forbearance Agreement, under which Streeterville agreed to withdraw a December Redemption Notice and not to seek to enforce any remedies under the Note with respect to the December Redemption Notice.

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

As of September 30, 2023, we had approximately $4.7 million in outstanding bank loans, with interest rate ranging from 3.2% to 16.2%, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately RMB0.3 million ($47,411) lower/higher, respectively, mainly as a result of interest expense on loans.

We had cash of $12.8 million as of September 30, 2023, and no other short-term investments and long-term held-to-maturity investments as of September 30, 2023.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated by 7.9% in 2021, appreciated by 1.2% in 2022 and depreciated by 2.5% in 2023. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to 1% change in foreign currency translation are summarized as follows.

	Year Ended September 30,
	2023	2022	2021
Impact on revenue	$1,103,649	$982,311	$392,839
Impact on operating expenses	$22,454	$44,512	$10,973
Impact on net income	$25,438	$22,020	$47,049

Currently, all of our assets, liabilities, revenues and costs are denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering will be in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets may be denominated in U.S. dollar in the future. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars in the future. See “Item 3 - Key Information - Risk Factors - Risks Related to Doing Business in China - Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund as described in Item 13.

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

As of September 30, 2023, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s SEC filings.

(b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2023. Based on the assessment, management determined that, as of September 30, 2023, we did not maintain effective internal control over financial reporting, because:

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

Especially for the identified material weakness related to internal control, we plan to hire experts to improve and test our internal control and the set up a series of standard and recurring internal audit work procedures before September 2024. We schedule to perform self-assessment of internal control effectiveness on a continuous basis, which will be led by our accounting and risk management department within fiscal year 2024. We also plan to hire more competent personnel and involve professional service companies to help us implement SOX 404 compliance together with the establishment of our internal audit function.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors-Risks Relating to Our Business and Industry-If we fail to implement and maintain an effective internal controls over financing reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud." in the annual report for the year ended September 30, 2023.

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

Item 16C. Principal Accountant Fees and Services

YCM CPA Inc was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2023 and 2022.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

During fiscal year 2023 and 2022, YCM CPA Inc’s audit fees were $235,000 and $220,000, respectively.

Audit-Related Fees

During fiscal years 2023 and 2022, YCM CPA Inc’s audit-related fees were $0.

Tax Fees

During fiscal years 2023 and 2022, YCM CPA Inc’s tax fees were $0.

All Other Fees

During fiscal years 2023 and 2022, YCM CPA Inc’s other fees were $0.

Audit Committee Pre-Approval Policies

Before YCM CPA Inc was engaged by the Company to render audit or non-audit services, the engagement was pre-approved by the Company’s audit committee. All services rendered by YCM CPA Inc have been so pre-approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2023 that were attributed to work performed by persons other than YCM CPA Inc’s full-time permanent employees was less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2023.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policy

Not applicable.

Item 16K. Cybersecurity

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1	Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1	2017-11-15
1.2	Third Amended and Restated Memorandum and Articles of Association of Farmmi, Inc.	Herewith
2.1	Specimen Ordinary Share Certificate	By Reference	F-1	2017-11-15
2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934	Herewith
4.1	Employment Agreement with Yefang Zhang	By Reference	20-F	2021-01-29
4.2	Employment Agreement with Lingge Wu	By Reference	6-k	2022-03-25
4.3	Employment Agreement with Dehong Zhang	Herewith
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

		By Reference	6-K	2020-05-20
4.11	Translation of Non-competition Agreement by and between Farmmi, Inc. and Forasen Group, dated December 16, 2016	By Reference	F-1	2017-11-15
4.12	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc. and Tantech Holdings Ltd, dated June 30, 2017	By Reference	20-F	2021-01-29
4.13	Securities Purchase Agreement	By Reference	6-K	2018-11-02
4.14	Shareholder Pledge Agreement	By Reference	6-K/A	2018-11-09

4.15	Registration Rights Agreement	By Reference	6-K	2018-11-02
4.16	Summary Translation of Lease Agreement with Zhejiang Tantech Bamboo Technology Co., Ltd, dated July 6, 2020	By Reference	20-F	2021-01-29
4.17	Translation of Lease Agreement with Forasen Group, dated August 1, 2020	By Reference	20-F	2021-01-29
4.18	Summary Translation of Lease Agreement with four individuals, dated June 15, 2020	By Reference	20-F	2021-01-29
4.19	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated March 22, 2021	By Reference	6-K	2021-03-24
4.20	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated April 28, 2021	By Reference	6-K	2021-05-03
4.21	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated September 13, 2021	By Reference	6-K	2021-9-14
4.22	Securities Purchase Agreement with Investors dated February 25, 2022	By Reference	6-K	2022-03-02
4.23	Securities Purchase Agreement with Streeterville Capital, LLC dated September 26, 2022	By Reference	6-K	2022-09-27
4.24	Convertible Promissory Note dated September 26, 2022	By Reference	6-K	2022-09-27
4.25	Amendment to Convertible Promissory Note dated November 13, 2023	By Reference	6-K	2023-12-08
4.26	Forbearance Agreement with Streeterville Capital, LLC dated January 12, 2024	By Reference	6-K	2024-01-18
8.1	List of subsidiaries	Herewith
11.1	Code of Business Conduct and Ethics of Farmmi, Inc.	By Reference	F-1	2017-11-15
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith

15.1	Consent of YCM CPA, Inc.	Herewith
97.1	Clawback Policy	Herewith
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Farmmi, Inc.

Date: January 29, 2024	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

FARMMI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

FARMMI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Farmmi, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Farmmi, Inc. and subsidiaries (collectively, the “Company”) as of September 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended September 30, 2023, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for years ended September 30, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or are required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments.

Estimates of Reserves on Advance to Suppliers

Description of the Matter

As described in Note 4 to the consolidated financial statements, the Company has approximately $116.3 million  advance to suppliers as of September 30, 2023. The Company’s management reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. Reserves estimates depend on analyzing historical quantity and quality, monitoring suppliers’ ability to deliver a sufficient supply and other economic factors.

We identified the allowance of advance to suppliers as a critical audit matter because the estimates involve significant judgements of the management. There are uncertainties in estimating reserves and recoverability of these advances.

How the Critical Audit Matter Was Addressed in the Audit

In order to address the matter above, we performed the following audit procedures, among others:

•	Conducted background research of the major suppliers and their guarantees;
•	Analyzed and tested the historical usage data, purchase history and the aging of the outstanding balances;
•	Obtained the purchase contracts and tested the advances made associated with the contracts;
•	Obtained existing future sales orders and analyzed the reasonableness of the purchase contract;
•	Sent confirmations to major suppliers to identify any corroboratory or contrary evidence.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781

Irvine, California

January 29, 2024

Farmmi, Inc.

Consolidated Balance Sheets

	September 30,	September 30,
	2023	2022
Assets
Current Assets
Cash	$12,789,735	$41,167,501
Short-term deposit	-	35,144,444
Short-term investments	-	5,820
Notes receivable	-	3,528,235
Accounts receivable, net	24,677,445	16,351,244
Advances to suppliers, net	116,343,961	48,633,604
Other receivable	-	7,440,705
Inventories, net	3,901,848	716,278
Other current assets	347,228	206,566
Due from a related party	110,958	59,983
Total current assets	158,171,175	153,254,380

Biological assets	9,187,640	9,638,722
Long-term investments	6,900,280	140,578
Property and equipment, net	24,532	44,868
Intangible assets, net	-	6,747
Right-of-use assets, net	516,459	534,351
Deferred tax assets	-	163,207
Total Assets	$174,800,086	$163,782,853

Liabilities and Shareholders' Equity
Current Liabilities
Short-term loans	$2,412,281	$-
Long-term loans - current portion	676,284	1,505,353
Convertible promissory notes	5,788,742	2,178,511
Derivative liability	-	3,450,000
Note payable	-	12,385
Accounts payable	1,105,674	197,137
Due to related parties	33,814	948
Operating lease liabilities – current	69,062	46,543
Other current liabilities	627,125	898,444
Total current liabilities	10,712,982	8,289,321
Long-term loans - non-current portion	1,652,561	292,285
Operating lease liabilities – non-current	458,617	517,156
Total Liabilities	12,824,160	9,098,762

Commitment and contingencies

Shareholders' Equity
Ordinary share, $0.20 par value, 500 million shares authorized, 6,094,078 and 2,988,835 shares issued and outstanding at September 30, 2023 and 2022, respectively[1]	1,218,816	597,768
Additional paid-in capital	160,571,517	152,162,565
Statutory reserve	1,695,629	1,153,813
Retained earnings	16,905,488	14,903,491
Accumulated other comprehensive (loss) income	(18,415,524)	(14,133,546)
Total Shareholders' Equity	161,975,926	154,684,091

Total Liabilities and Shareholders' Equity	$174,800,086	$163,782,853

1. On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight. All shares and associated amounts have been retroactively restated to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Years Ended September 30,
	2023	2022	2021
Revenues
Sales to third parties	$110,364,887	$99,212,363	$39,287,999
Sales to related parties	-	1,016	1,952
Total revenues	110,364,887	99,213,379	39,289,951
Cost of revenues	(106,078,132)	(93,775,293)	(34,180,670)
Gross profit	4,286,755	5,438,086	5,109,281

Operating expenses
Allowance for doubtful accounts	32,007	(57,173)	875,094
Selling and distribution expenses	(145,292)	(305,367)	(292,709)
General and administrative expenses	(2,132,095)	(4,133,178)	(2,838,790)
Total operating expenses	(2,245,380)	(4,495,718)	(2,256,405)

Income from operations	2,041,375	942,368	2,852,876

Other income (expenses)
Change in fair value of derivative liability	873,767	419,649	-
Interest income	743,858	516,869	33,576
Interest expense	(650,813)	(134,144)	(73,866)
Amortization of debt issuance costs	(1,691,609)	(48,160)	-
Government grant	1,439,208	-	-
Other income, net	101,520	409,030	(379,225)
Total other income (expenses), net	815,931	1,163,244	(419,515)

Income before income taxes	2,857,306	2,105,612	2,433,361
Provision for income taxes	(313,493)	118,367	(25,571)
Net income from continuing operations	2,543,813	2,223,979	2,407,790
Discontinued operations
Net loss from discontinued operations, net of tax	-	-	(51,352)
Net income	2,543,813	2,223,979	2,356,438
Net loss attributable to non-controlling interest from discontinued operations	-	-	1,976
Net income	$2,543,813	$2,223,979	$2,358,414

Comprehensive income
Net income	$2,543,813	$2,223,979	$2,356,438
Foreign currency translation	(4,281,978)	(16,344,967)	1,990,561
Total comprehensive (loss) income	(1,738,165)	(14,120,988)	4,398,351
Comprehensive income attributable to noncontrolling interest	-	-	(46,525)
Comprehensive (loss) income attributable to Farmmi, Inc.	$(1,738,165)	$(14,120,988)	$4,351,826

Weighted average number of ordinary shares[1]
Basic	3,628,923	2,905,984	514,212
Diluted	8,452,875	2,905,984	522,276
Earnings per ordinary share[1]
Earnings (loss) per ordinary share - basic	$0.70	$0.77	$4.58
- Continuing operations	$0.70	$0.77	$4.68
- Discontinued operations	-	-	$(0.10)

Earnings (loss) per ordinary share - diluted	$0.30	$0.77	$4.51
- Continuing operations	$0.30	$0.77	$4.61
- Discontinued operations	-	-	$(0.10)

________

1. On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight. All shares and associated amounts have been retroactively restated to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Changes in Shareholder’s Equity

For the Years Ended September 30, 2023, 2022 and 2021

			Additional			Other	Farmmi, Inc.’s		Total
	Ordinary shares[1]		Paid in	Statutory	Retained	Comprehensive	Shareholders'	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Equity	Interest	Equity
Balance at September 30, 2020	102,588	$20,518	$20,335,228	$972,092	$6,770,426	$186,912	$28,285,176	$869,981	$29,155,157

Share-based compensation expenses	2,983	597	1,260,077	-	-	-	1,260,674	-	1,260,674
Issuance of ordinary shares and warrants, net	1,307,758	261,552	125,748,986	-	-	-	126,010,538		126,010,538
Warrants exercised for cash	1,375,572	275,114	(256,064)	-	-	-	19,050	-	19,050
Foreign currency translation gain	-	-	-	-	-	1,942,060	1,942,060	48,501	1,990,561
Net income for the year	-	-	-	-	2,358,414	-	2,358,414	(1,976)	2,356,438
Statutory reserve	-	-	-	1,463	(1,463)	-	-	-	-

Balance at September 30, 2021	2,788,901	$557,781	$147,088,227	$973,555	$9,127,377	$2,128,972	$159,875,912	$916,506	$160,792,418

Share-based compensation expenses	50,000	10,000	1,997,328	-	-	-	2,007,328	-	2,007,328
Issuance of ordinary shares, net	150,000	30,000	5,970,000	-	-	-	6,000,000	-	6,000,000
Reverse share-split adjustment	(66)	(13)	13	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	(16,344,967)	(16,344,967)	-	(16,344,967)
Disposal of a subsidiary	-	-	(2,893,003)	-	3,732,393	82,449	921,839	(916,506)	5,333
Net income for the year	-	-	-	-	2,223,979	-	2,223,979	-	2,223,979
Statutory reserve	-	-	-	180,258	(180,258)	-	-	-	-

Balance at September 30, 2022	2,988,835	$597,768	$152,162,565	$1,153,813	$14,903,491	$(14,133,546)	$154,684,091	-	$154,684,091

Issuance of ordinary shares, net	2,631,579	526,316	7,403,684	-	-	-	7,930,000	-	7,930,000
Issuance of ordinary shares for promissory notes redemption	474,137	94,827	1,005,173	-	-	-	1,100,000	-	1,100,000
Reverse share-split adjustment	(473)	(95)	95	-	-	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(4,281,978)	(4,281,978)	-	(4,281,978)
Net income for the year	-	-	-	-	2,543,813	-	2,543,813	-	2,543,813
Statutory reserve	-	-	-	541,816	(541,816)	-	-	-	-

Balance at September 30, 2023	6,094,078	$1,218,816	$160,571,517	$1,695,629	$16,905,488	$(18,415,524)	$161,975,926	-	$161,975,926

1. On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight. All shares and associated amounts have been retroactively restated to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Consolidated Statements of Cash Flows

	2023	2022	2021
Cash flows from operating activities
Net income	$2,543,813	$2,223,979	$2,356,438
Net loss from discontinued operations	-	-	51,352
Net income from continuing operations	2,543,813	2,223,979	2,407,790
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Changes in allowances - accounts receivable	7,915	(89)	(116,862)
Changes in allowances - advances to suppliers	-	3,526	(758,232)
Changes in allowances - inventories	(40,963)	53,736	(19,323)
Changes in allowances - long-term investment	92,944	-	-
Depreciation and amortization	26,870	64,287	68,418
Amortization of operating lease right-of-use assets	45,473	85,280	-
Non-cash lease expenses	-	-	91,573
Loss on short-term investment	5,870	145,843	-
Gain from disposal of property and equipment	-	-	-
Loss on disposal of property and equipment	124	-	-
Loss from disposal of subsidiaries	(5,592)	15,243	-
Amortization of debt issuance costs	1,691,609	48,160	-
Interest receivable from other receivable	-	(445,693)	-
Amortization of biological assets	217,207	218,317	-
Deferred income tax provision	164,600	(176,633)	-
Change in fair value of derivative liability	(873,767)	(419,649)	-
Share-based compensation	-	2,007,328	1,260,674
Changes in operating assets and liabilities:
Accounts receivable	(9,045,179)	6,483,703	(13,040,158)
Advances to suppliers	(71,298,597)	12,767,241	(40,989,649)
Notes receivables	3,558,349	(3,818,479)	-
Inventory, net	(3,272,753)	515,599	(1,212,031)
Other current assets	(222,440)	(49,765)	(258,117)
Accounts payable	946,285	156,598	26,404
Operating lease liabilities	(63,467)	(38,478)	(75,879)
Other current liabilities	(232,463)	795,434	(559,915)
Net cash provided by (used in) operating activities from continuing operations	(75,754,162)	20,635,488	(53,231,108)
Net cash provided by operating activities from discontinued operations	-	-	324,095
Net cash (used in) provided by operating activities	(75,754,162)	20,635,488	(52,907,013)

Cash flows from investing activities
Purchase of property and equipment	(314)	(2,946)	(4,686)
Purchase of intangible assets	-	-	(1,363)
Additions to biological assets	-	-	-
Short-term deposits	35,444,402	(35,296,981)	(2,772,430)
Advances to a third party	-	-	(107,817)
Acquisition of subsidiaries	-	(1,521,422)	-
Repayment of advances to a third party	-	106,500	-
Proceeds from disposal of subsidiary, net of cash	12,998	2,662,459	-
Purchase of long-term investments	(7,088,880)	(152,142)	-
Purchase of short-term investments	-	(152,142)	-
Other receivables	(7,504,211)	(7,607,108)	(9,241,432)
Advances to related parties	(7,096)	(27,297)	-
Repayment of advances to related party	30,872	-	-
Net cash used in investing activities from continuing operations	35,896,193	(41,991,079)	(12,127,728)
Net cash used in investing activities from discontinued operations	-	-	(130,492)
Net cash provided by (used in) investing activities	35,896,193	(41,991,079)	(12,258,220)

Cash flows from financing activities
Gross proceeds from bank acceptance notes payable	-	13,404	-
Repayment of bank acceptance notes payable	(12,491)	-	(3,388,525)
Net proceeds from share issuance	7,930,000	6,000,000	126,029,588
Net proceeds from convertible note issuance	-	6,000,000	-
Borrowings from bank loans	4,779,323	1,959,591	2,310,358
Repayments of bank loans	(1,688,040)	(2,283,527)	(628,931)
Repayment of advances from related parties	-	(54,600)	(2,147,199)
Proceeds from advances from related parties	9,150	-	489,997
Net cash provided by financing activities from continuing operations	11,017,942	11,634,868	122,665,288
Net cash (used by) provided by financing activities from discontinued operations	-	-	(252,488)
Net cash provided by financing activities	11,017,942	11,634,868	122,412,800

Effect of exchange rate changes on cash	462,261	(8,363,680)	(150,204)

Net (decrease) increase in cash	(28,377,766)	(18,084,403)	57,097,363

Cash, beginning of year	41,167,501	59,251,904	2,165,151

Cash, end of year	$12,789,735	$41,167,501	$59,262,514
Less: cash from discontinued operations	-	-	(10,610)
Cash, end of year	$12,789,735	$41,167,501	$59,251,904
	-		-
Reconciliation of cash and restricted cash, beginning of year
Cash	$41,167,501	$59,251,904	$481,906
Restricted cash	-	-	1,617,000
Cash from continuing operations	41,167,501	59,251,904	2,098,906
Cash from discontinued operations	-	-	66,245
Cash and restricted cash, beginning of year	$41,167,501	$59,251,904	$2,165,151

Reconciliation of cash and restricted cash, end of year
Cash	$12,789,735	$41,167,501	$59,251,904
Cash from continuing operations	12,789,735	41,167,501	59,251,904
Cash from discontinued operations	-	-	10,610
Cash and restricted cash, end of year	$12,789,735	$41,167,501	$59,262,514

Supplemental disclosure information:
Income taxes paid	$67,572	$5,443	$22,100
Interest paid	$165,179	$82,970	$116,700

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$2,888	-	$593,457
Conversion of notes to ordinary shares	$1,100,000	-	-
Accrued interest for convertible notes	$1,691,609	$5,753	-

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

On September 7, 2021, Zhejiang Yitang Medical Service Co., Ltd. (“Yitang Mediservice”) was established under the laws of the PRC. Nongyuan Network and Farmmi Ecology own 95% and 5% of the equity interests in Yitang Mediservice, respectively. In April 20, 2023, Yitang Mediservice was reorganized and Farmmi Medical Health and Farmmi Ecology own 95% and 5% of the equity interests in Yitang Mediservice.

On September 17, 2021, Zhejiang Yiting Medical Technology Co., Ltd. (“Yiting Meditech”) was established under the laws of the PRC. Yitang Mediservice owns 100% interest in Yiting Meditech.

On January 10, 2022, Lishui Yifeng Medical Health Technology Co., Ltd (“Yifeng Medihealth”) was established under the laws of the PRC. Yitang Mediservice owns 100% of the equity interest in Yifeng Medihealth. Yifeng Medihealth was deregistered in April 2023.

On January 10, 2022, Lishui Yilong Enterprise Management Co., Ltd (“Yilong Enterprise”) was established under the laws of the PRC. Yitang Mediservice owns 100% of the equity interest in Yilong Enterprise. Yilong Enterprise was deregistered in April 2023.

On January 19, 2022, Lishui Yifeng Yilong Medical Technology Development Partnership (Limited Partnership) (“YF YL MediTech”) was established under the laws of the PRC. Yifeng Medihealth owns 20% and Yilong Enterprise owns 80% interest in YF YL MediTech. YF YL MediTech was deregistered in April 2023.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and nature of business (Continued)

On January 19, 2022, Lishui Yitang Shangke Medical and Health Technology Partnership (Limited Partnership) (“YT SK Medihealth”) was established under the laws of the PRC. Yifeng Medihealth owns 20% and Yilong Enterprise owns 80% interest in YT SK Medihealth. Yifeng Medihealth was deregistered in April 2023.

On May 27, 2022, Zhejiang Farmmi Ecological Agriculture Technology Co., Ltd (“Farmmi Eco Agri”) was established under the laws of the PRC. Farmmi International owns 100% of the equity interest in Farmmi Eco Agri.

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

On August 24, 2023, Farmmi USA Inc (“Farmmi USA”) was established under the laws of the United States of America. FAMI owns 100% equity of Farmmi USA.

As of September 30, 2023, details of the subsidiaries of FAMI are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal activities
FAMI	July 28, 2015	Cayman	Parent	Holding company
Farmmi International	August 20, 2015	Hong Kong	100%	Holding company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100%	Holding company
Farmmi Technology	June 6, 2016	Zhejiang, China	100%	Holding company
Farmmi Agricultural	December 8, 2015	Zhejiang, China	100%	Holding company
FLS Mushroom	March 25, 2011	Zhejiang, China	100%	Light processing and distribution of dried mushrooms
Farmmi Food	December 26, 2017	Zhejiang, China	100%	Dehydrating, further processing and distribution of edible fungus
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	100%	Technology development, technical services and technical consultation related to agricultural products
Farmmi Biotech	April 7, 2021	Zhejiang, China	100%	Research and development of mushroom powder and mushroom extract
Farmmi Ecology	April 25, 2021	Zhejiang, China	100%	Holding company
Farmmi Supply Chain	May 11, 2021	Zhejiang, China	100%	Agricultural products supply chain
Farmmi Health Development	September 17, 2021	Zhejiang, China	100%	Health development
Farmmi Medical Health	September 18, 2021	Zhejiang, China	100%	Medical health
Farmmi Holdings	September 18, 2021	Zhejiang, China	100%	Holding company
Jiangxi Xiangbo	June 18, 2021	Jiangxi, China	100%	Holding company
Yudu Yada	November 10, 2010	Jiangxi, China	100%	Forestry development
Guoning Zhonghao	June 15, 2021	Zhejiang, China	100%	Agriculture exporting
Farmmi Eco Agri	May 27, 2022	Zhejiang, China	100%	Agriculture products
Farmmi Canada	July 13, 2022	Canada	100%	Agriculture products
Ningbo Farmmi Trade	November 14, 2022	Zhejiang, China	100%	Agriculture products
Yitang Mediservice	September 7, 2021	Zhejiang, China	100%	Medical services
Yiting Meditech	September 17, 2021	Zhejiang, China	100%	Medical technology
Farmmi USA	August 24, 2023	California, USA	100%	Trading
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading

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

The condensed consolidating table below disaggregated the Consolidated Balance Sheets of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated as of September 30, 2023 and 2022.

	As of September 30, 2023
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Intercompany receivables	$144,664,527	$131,992,092	$7,086,579	$151,681,406	-
Current assets excluding intercompany receivables	138,871,675	353,985	18,841,671	103,844	$158,171,175
Current assets	$283,536,202	$132,346,077	$25,928,250	$151,785,250	$158,171,175
Investment in subsidiaries	-	$37,712,692	-	-	-
Non-current assets excluding investment in subsidiaries	$16,627,615	-	$1,296	-	$16,628,911
Non-current assets	$16,627,615	$37,712,692	$1,296	-	$16,628,911
Total assets	$300,163,817	$170,058,769	$25,929,546	$151,785,250	$174,800,086
Intercompany payables	$290,760,077	$124,634,218	$19,812,080	$218,229	-
Current liabilities excluding intercompany payables	634,111	756,017	3,530,735	5,792,119	$10,712,982
Current liabilities	$291,394,188	$125,390,235	$23,342,815	$6,010,348	$10,712,982
Non-current liabilities	$533,315	$106,737	1,471,126	-	$2,111,178
Total liabilities	$291,927,503	$125,496,972	$24,813,941	$6,010,348	$12,824,160
Total shareholders' equity (net assets)	$8,236,314	$44,561,797	$1,115,605	$145,774,902	$161,975,926

	As of September 30, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Intercompany receivables	$163,676,919	$114,994,912	-	$140,445,311	-
Current assets excluding intercompany receivables	$91,926,232	$33,986	$57,133,125	$4,161,037	$153,254,380
Current assets	$255,603,151	$115,028,898	$57,133,125	$144,606,348	$153,254,380
Investment in subsidiaries	-	$40,424,517	-	-	-
Non-current assets excluding investment in subsidiaries	$10,500,217	$8,484	$19,772	-	$10,528,473
Non-current assets	$10,500,217	$40,433,001	$19,772	-	$10,528,473
Total assets	$266,103,368	$155,461,899	$57,152,897	$144,606,348	$163,782,853
Intercompany payables	$255,440,223	$109,255,668	$54,420,549	$702	-
Current liabilities excluding intercompany payables	$590,393	$226,814	$1,789,357	$5,682,757	$8,289,321
Current liabilities	$256,030,616	$109,482,482	$56,209,906	$5,683,459	$8,289,321
Non-current liabilities	$657,734	$151,707	-	-	$809,441
Total liabilities	$256,688,350	$109,634,189	$56,209,906	$5,683,459	$9,098,762
Total shareholders' equity (net assets)	$9,415,018	$45,827,710	$942,991	$138,922,889	$154,684,091

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended September 30, 2023, 2022 and 2021.

	For the year ended September 30, 2023
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$74,224,063	$16,034,543	$20,106,281	-	$110,364,887
Cost of revenues	(70,021,350)	(16,023,779)	(20,033,003)	-	(106,078,132)
Gross profit	4,202,713	10,764	73,278	-	4,286,755
Operating expenses	(1,028,294)	(71,676)	(231,462)	(913,948)	(2,245,380)
Income (loss) from operations	3,174,419	(60,912)	(158,184)	(913,948)	2,041,375
Other income (expenses)	1,514,162	(68,416)	634,225	(1,264,040)	815,931
Income (loss) before income taxes	4,688,581	(129,328)	476,041	(2,177,988)	2,857,306
Provision for income taxes	(270,874)	(8,556)	(34,063)	-	(313,493)
Net income (loss)	$4,417,707	($137,884)	$441,978	($2,177,988)	$2,543,813

	For the year ended September 30, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$64,795,082	$9,111,073	$25,307,224	-	$99,213,379
Cost of revenues	(60,272,018)	(9,053,547)	(24,449,728)	-	(93,775,293)
Gross profit	4,523,064	57,526	857,496	-	5,438,086
Operating expenses	(782,009)	(50,344)	(701,516)	(2,961,849)	(4,495,718)
Income (loss) from operations	3,741,055	7,182	155,980	(2,961,849)	942,368
Other income (expenses)	560,497	20,510	213,771	368,466	1,163,244
Income (loss) before income taxes	4,301,552	27,692	369,751	(2,593,383)	2,105,612
Provision for income taxes	114,801	9,182	(5,616)	-	118,367
Net income (loss)	$4,416,353	$36,874	$364,135	(2,593,383)	$2,223,979

	For the financial year ended September 30, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Revenues from continuing operations	$33,068,045	$762,771	$5,459,135	$-	$39,289,951
Cost of revenues from continuing operations	(28,847,801)	(742,933)	(4,589,936)	-	(34,180,670)
Gross profit from continuing operations	4,220,244	19,838	869,199	-	5,109,281
Operating expenses	588,892	(8,940)	(804,851)	(2,031,506)	(2,256,405)
Income (loss) from operations	4,809,136	10,898	64,348	(2,031,506)	2,852,876
Other expenses	(391,819)	(19,990)	(2,033)	(5,673)	(419,515)
Income (loss) before income taxes	4,417,317	(9,092)	62,315	(2,037,179)	2,433,361
Provision for income taxes	(8,085)	-	(17,486)	-	(25,571)
Net income (loss) from continuing operations	$4,409,232	$(9,092)	$44,829	$(2,037,179)	$2,407,790

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended September 30, 2023, 2022 and 2021.

	For the year ended September 30, 2023
		WFOE
	Other	that is the
	entities	primary	VIE
	that are	beneficiary	and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Net cash (used in) provided by operating activities	($17,601,436)	($579,125)	($45,586,506)	($11,987,095)	($75,754,162)
Net cash provided by (used in) investing activities	(7,121,332)	-	43,017,525	-	35,896,193
Net cash provided by (used in) financing activities	32,778	539,287	2,515,877	7,930,000	11,017,942
Effect of exchange rate changes on cash	462,420	5,227	(5,386)	-	462,261
Net (decrease) increase in cash and restricted cash	(24,227,570)	(34,611)	(58,490)	(4,057,095)	(28,377,766)
Cash, beginning of year	183,030	37,393	61,196	4,057,179	41,167,501
Cash, end of year	($24,044,540)	$2,782	$2,706	$84	$12,789,735

	For the year ended September 30, 2022
		WFOE
	Other	that is the
	entities	primary	VIE
	that are	beneficiary	and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Net cash (used in) provided by operating activities from continuing operations	$(14,188,275)	$(3,189,440)	$46,404,339	$(8,391,136)	$20,635,488
Net cash provided by (used in) investing activities from continuing operations	1,140,848	2,738,559	(45,870,486)	-	(41,991,079)
Net cash provided by (used in) financing activities from continuing operations	649,782	373,382	(899,449)	11,511,153	11,634,868
Effect of exchange rate changes on cash and restricted cash	(8,345,494)	(5,078)	(13,108)	-	(8,363,680)
Net (decrease) increase in cash and restricted cash	(20,743,139)	(82,577)	(378,704)	3,120,017	(18,084,403)
Cash and restricted cash from continuing operations, beginning of year	183,030	116,447	434,135	522,915	59,251,904
Cash and restricted cash from continuing operations, end of year	$(20,560,109)	$33,870	$55,431	$4,057,179	$41,167,501

	For the financial year ended September 30, 2021

		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary of	VIE and its		Consolidated
	consolidated	the VIE	subsidiaries	FAMI	total
Net cash provided by (used in) operating activities
from continuing operations	$67,709,967	$3,246,067	$(338,559)	$(123,848,583)	$(53,231,108)
Net cash used in investing activities from continuing
operations	(9,353,935)	(2,772,430)	(1,363)	-	(12,127,728)
Net cash provided by (used in) financing activities
from continuing operations	144,197	(616,095)	(1,232,191)	124,369,377	122,665,288
Effect of exchange rate changes on cash and
restricted cash	(506,653)	258,485	94,714	-	(153,454)
Net increase (decrease) in cash and restricted cash	57,993,576	116,027	(1,477,399)	520,794	57,152,998
Cash and restricted cash from continuing operations,
beginning of year	183,030	420	1,913,335	2,121	2,098,906
Cash and restricted cash from continuing operations,	$58,176,606	$116,447	$435,936	$522,915	$59,251,904
end of year

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Consolidation of variable interest entities (Continued)

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute 95% of VIE’s earnings after eliminating VIE’s accumulated losses and making appropriation of VIE’s after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIE’s earnings will be through payment of service fees to Farmmi Agricultural, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes and Farmmi Agricultural is subject to corporate income tax up to 25% for its net income. Under the VIE agreements, when there is a change of shareholder in VIE, amount owed by VIE to the Company should be first settled. The condensed consolidating table below quantified the transfer between FAMI, its subsidiaries, VIE and its subsidiaries, WFOE that is the primary beneficiary of the VIE and the investors for the years ended September 30, 2023, 2022 and 2021, respectively. These transfers were mainly for the purpose of providing working capital between FAMI, its subsidiaries, VIE and its subsidiaries and WFOE that is the primary beneficiary of the VIE.

	For the year ended September 30, 2023
	Transfer to
		WFOE that
		is the		Other
		primary	VIE	entities
		beneficiary	and its	that are
Transfer from	FAMI	of the VIE	subsidiaries	consolidated	Investors
FAMI	-	-	-	$212,652	-
WFOE that is the primary beneficiary of the VIE	-	-	$505,077	$9,054,194	-
VIE and its subsidiaries	-	$1,411,434	-	$12,944	-
Other entities that are consolidated	-	$1,893,667	$71,277	-	-

	For the year ended September 30, 2022
	Transfer to
		WFOE that
		is the		Other
		primary	VIE	entities
		beneficiary	and its	that are
Transfer from	FAMI	of the VIE	subsidiaries	consolidated	Investors
FAMI		$1,217,137	-	$913,005	-
WFOE that is the primary beneficiary of the VIE	-		$14,594,586	$19,188,742	-
VIE and its subsidiaries	-	$6,394,084		$15,293,176	-
Other entities that are consolidated	$984,655	$26,961,378	$14,744,568		-

	For the year ended September 30, 2021
	Transfer to
		WFOE that
		is the		Other
		primary	VIE	entities
		beneficiary	and its	that are
Transfer from	FAMI	of the VIE	subsidiaries	consolidated	Investors
FAMI		$-	$45,500	$124,670,237	$-
WFOE that is the primary beneficiary of the VIE	$1,668,758		$-	$38,204,550	$-
VIE and its subsidiaries	$-	$-		$1,601,406	$-
Other entities that are consolidated	$319,981	$24,075,199	$5,624,880		$-

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property and equipment, the valuation of derivative liabilities of the notes, the recoverability of long-lived assets, valuation of warrants and the valuation of deferred tax assets.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in PRC. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $68,531) per bank are covered by "deposit insurance regulation" promulgated by the State Council of the People’s Republic of China.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Short-term deposit

Short-term deposit relates to fixed terms cash deposits with financial institutions with original maturities of more than three months and less than a year. As of September 30, 2023 and 2022, the Company had short-term deposit of nil and $35,144,444 earning interest at 2.05% per annum with one year maturity on October 15, 2022.

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of September 30, 2023 and 2022, allowance for doubtful accounts was $14,719 and $7,249, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of September 30, 2023 and 2022, allowance for doubtful accounts was $3,176 and $3,258, respectively.

Inventory, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. The Company recorded inventory reserve of $8,809 and $49,652 as of September 30, 2023 and 2022, respectively.

Biological assets

Biological assets mainly consist of bamboo forests managed for future bamboo harvest and sales, of which the Company owned 82 forest right certificates with expiry dates ranging from December 30, 2026 to December 9, 2070 and with an area of 9.6 km2. The forest types are mixed mature forests which can be harvested for commercial purposes. The forests mainly consist of bamboo, fir trees and other trees. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over its estimated useful lives.

Depreciation expense was $0.2 million and $0.2 million for the years ended September 30, 2023 and 2022, respectively.

Property and equipment, net

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

Amortization expenses were $6,805, $31,984 and $46,085 for the years ended September 30, 2023, 2022 and 2021, respectively.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for fiscal years ended September 30, 2023, 2022 and 2021.

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

The Company’s contract liabilities primarily include advance from customers. As of September 30, 2023 and 2022, the contract liabilities are $0.4 million and $0.6 million, respectively, and included in other current liabilities on the consolidated balance sheets. For fiscal years ended September 30, 2023, 2022 and 2021, there was no revenue recognized from performance obligations related to prior periods.

Refer to Note 14 - Segment reporting for details of revenue segregation.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The component of basic and diluted EPS were as follows:

Year Ended September 30,	2023	2022	2021
Net income available for ordinary shareholders (A)	$2,543,813	$2,223,979	$2,356,437
- continuing operations	$2,543,813	$2,223,979	$2,407,790
- discontinued operations	-	-	($51,353)

Weighted average outstanding ordinary shares (B)
- basic	3,628,923	2,905,984	514,213
- diluted	8,452,875	2,905,984	522,276

Earnings (loss) per ordinary share - basic (A/B)	$0.70	$0.77	$4.58
- Continuing operations	$0.70	$0.77	$4.68
- Discontinued operations	$0.00	$0.00	($0.10)

Earnings (loss) per ordinary share - diluted (A/B)	$0.30	$0.77	$4.51
- Continuing operations	$0.30	$0.77	$4.61
- Discontinued operations	$0.00	$0.00	($0.10)

____________

1. On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight. All shares and associated amounts have been retroactively restated to reflect the reverse stock split.

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

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2023 and 2022 and indicates the fair value hierarchy of the valuation technique that the Company utilized to determine such fair value.

Fair value measured as of September 30, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$-	$-	$-	$-
Biological assets	$-	$-	$9,187,640	$9,187,640
Liabilities:
Derivative liability	$-	$-	$-	$-

	Fair value measured as of September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$5,820	$-	$-	$5,820
Biological assets	$-	$-	$9,638,722	$9,638,722
Liabilities:
Derivative liability	$-	$-	$3,450,000	$3,450,000

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

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and advances to suppliers. As of September 30, 2023 and 2022, $12.8 million and $76.3 million of the Company’s cash is maintained in banks within the People’s Republic of China of which deposits of RMB0.5 million (equivalent to $68,531) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

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

The exchange rates in effect as of September 30, 2023 and 2022 were RMB1 for $0.1371 and $0.1406, respectively. The average exchange rates for the years ended September 30, 2023, 2022 and 2021 were RMB1 for $0.1418, $0.1521 and $0.1540, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $60,204, $244,490 and $235,956 for the years ended September 30, 2023, 2022 and 2021, respectively.

Value added tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, Farmmi Eco Agri’s and Nongyuan Network’s major operation can be classified as agriculture products and its revenue is exempt from VAT, Nongyuan Network was exempted from VAT up to January 2023. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities have the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Income taxes

The Company is subject to the income tax laws of the PRC, a subsidiary in Canada is subject to income tax laws of Canada and a subsidiary in the United States of America is subject to income tax laws of the United States of America. No taxable income was generated outside the PRC for the year ended September 30, 2021. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Income taxes (Continued)

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2023 and 2022. As of September 30, 2023, the tax years ended December 31, 2015 through December 31, 2022 for the Company’s subsidiaries remain open for statutory examination by PRC and Canada tax authorities.

Statement of Cash Flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and uncertainties

The operations of the Company are primarily located in PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Accounts receivable, net

Accounts receivable from the Company consisted of the following:

	As of	As of
	September 30,	September 30,
	2023	2022

Accounts receivable	$24,692,164	$16,358,493
Less: allowance for doubtful accounts	(14,719)	(7,249)
Accounts receivable, net	$24,677,445	$16,351,244

Allowance for doubtful accounts of $14,719 and $7,249 was made for certain accounts receivable as of September 30, 2023 and 2022, respectively. The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers.

Note 4 - Advances to suppliers, net

Advances to suppliers consisted of the following:

	As of	As of
	September 30,	September 30,
	2023	2022
Advances to suppliers:
Lishui Zhelin Trading Co., Ltd	$53,405,200	$7,289,180
Jingning Liannong Trading Co., Ltd	20,231,750	16,761,798
Qingyuan Nongbang Mushroom Industry Co., Ltd	15,417,317	12,521,949
Zhongjin Boda (Hangzhou) Industrial Co., Ltd	10,964,912	-
Ningbo Runcai Supply Chain Management Co., Ltd	10,279,605	-
Ningbo Caixiang Trading Co., Ltd.	-	4,372,934
Others	6,048,353	7,691,001
Total	$116,347,137	$48,636,862
Less: allowance for doubtful accounts	(3,176)	(3,258)
Advances to suppliers, net	$116,343,961	$48,633,604

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

On April 1, 2020, the Company signed a framework cooperation agreement with Lishui Zhelin Trading Co., Ltd. (“Zhelin Trade”), which is valid for 4 years. Zhelin Trade is located in the agricultural product distribution center in Liandu District - Southwest Zhejiang Agricultural Trade City, which has convenient logistics and timely agricultural product information. Therefore, the cooperation agreement stipulates that Zhelin Trade will process and deliver edible mushroom products on behalf of Zhelin Trade, and the Company is required to make advance payment to ensure the timeliness of goods supply and delivery.

On August 5, 2023, the Company signed an agricultural product framework agreement with Zhongjin Boda (Hangzhou) Industrial Co., Ltd (“Zhongjin Boda”), mainly for the purchase of agricultural products such as corn, cotton, soybeans, etc. The agreement was signed for a period of 2 years. Zhongjin Boda used to be a large supplier of the company and had sufficient capacity to supply goods.

On August 25, 2023, the Company signed an agricultural product framework agreement with Ningbo Runcai Supply Chain Management Co., Ltd (“Ningbo Runcai”), mainly for the purchase of agricultural products such as red dates and corn. The agreement was signed for a period of 2 years. Ningbo Runcai is located in Ningbo, the largest port city in Zhejiang Province, and has abundant sources of goods that can meet the company's procurement needs for supply.

The Company has signed agreements with these two suppliers mainly as a reserve supplier of bulk agricultural products.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Advances to suppliers, net (Continued)

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

Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for doubtful accounts of $3,176 and $3,258 was made for certain advances to suppliers as of September 30, 2023 and 2022.

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

Note 5 - Inventories, net

Inventories, net, from the Company’s continuing operations consisted of the following:

	As of	As of
	September 30,	September 30,
	2023	2022

Raw materials	$520,216	$620,252
Packaging materials	69,420	63,703
Finished goods	3,321,021	81,975
Inventory	3,910,657	765,930
Less: allowance for inventory reserve	(8,809)	(49,652)
Inventory, net	$3,901,848	$716,278

Allowance for inventory reserve were $8,809 and $49,652 as of September 30, 2023 and 2022, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Other receivable

On November 5, 2021, one of the Company’s subsidiaries singed an Equity Transfer Framework Agreement to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd., from four third parties for a total consideration of RMB509.6 million (approximately $71.6 million). On November 5, 2021, the Company paid a deposit of RMB50 million ($7.0 million) as a prepayment for the acquisition. However, the Company decided to withdraw from the investment due to the adjustment of its business strategy and a third party is willing to undertake the above-mentioned investment. Upon consummation of the investment by that third party, the above-mentioned deposit will be returned to the Company from the seller and the Company may charge that third party with an interest of 6.5% per annum on that deposit counting from the payment date. The Company received RMB50 million ($7.0 million) in full on October 12, 2022. As of September 30, 2023 and 2022, interest receivable amounted to nil and RMB2.9 million ($0.4 million), respectively.

Note 7 - Property and equipment, net

Property and equipment from the Company’s continuing operations, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	September 30,	September 30,
	2023	2022

Machinery and equipment	$62,973	$64,449
Transportation equipment	48,009	49,241
Office equipment	19,492	20,254
Subtotal	130,474	133,944
Accumulated depreciation	(105,942)	(89,076)
Total	$24,532	$44,868

Depreciation expense was $19,752, $32,303 and $22,332 for the years ended September 30, 2023, 2022 and 2021, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Loans

Short-term and long-term loans from the Company consist of the following:

	As of	As of
	September 30,	September 30,
	2023	2022
Short-term loans
Xiaoshan Rural Commercial Bank	$1,041,667	$-
China Guangfa Bank Co., Ltd.	685,307	-
Bank of Beijing	411,184	-
Industrial Bank Co., Ltd	274,123	-
Total short-term loan	$2,412,281	$-
Long-term loans - current portion
Bank of Beijing	$-	$1,124,622
WeBank Co., Ltd	285,934	-
Jiangsu Suning Bank	186,472	140,578
Huaneng Guicheng Trust Co., Ltd.	100,054	80,832
China Resources Shenzhen Investment Trust Co., Ltd.	82,237	159,321
Zhejiang Mintai Commercial Bank	21,587	-
Total long-term loans - current portion	$676,284	$1,505,353

Long-term loans - non-current portion
Bank of Beijing	1,096,491	-
Xiaoshan Rural Commercial Bank	328,947	-
WeBank Co., Ltd	127,874	-
Huaneng Guicheng Trust Co., Ltd.	48,999	57,988
Jiangsu Suning Bank	32,261	140,578
Zhejiang Mintai Commercial Bank	17,989	-
China Resources Shenzhen Investment Trust Co., Ltd.	-	93,719
Total long-term loans - non-current portion	$1,652,561	$292,285

Total short-term and long-term loans	$4,741,126	$1,797,638

The following table summarizing the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective annual interest rate of each secured and unsecured short-term and long-term loan:

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of September 30, 2023	date	date	in RMB	in USD	rate	Note
Secured short-term loans
Xiaoshan Rural Commercial Bank	June 19, 2023	June 18, 2024	7,600,000	$1,041,667	3.20%	1
China Guangfa Bank Co., Ltd.	November 1, 2022	October 31, 2023	5,000,000	685,307	3.95%	2
Industrial Bank Co., Ltd	January 16, 2023	January 14, 2024	2,000,000	274,123	5.13%	3
Total secured short-term loans			14,600,000	$2,001,097

Unsecured short-term loan
Bank of Beijing	January 17, 2023	January 17, 2024	3,000,000	411,184	4.65%
Total unsecured short-term loans			3,000,000	$411,184

Total short-term loans			17,600,000	$2,412,281

Secured long-term loans
Long-term loans, current portion
WeBank Co., Ltd	April 12, 2023	April 1, 2025	885,000	$121,300	12.56%	4
WeBank Co., Ltd	May 15, 2023	May 15, 2025	500,000	68,531	9.00%	4
WeBank Co., Ltd	August 14, 2022	August 1, 2024	479,167	65,675	14.40%	4
WeBank Co., Ltd	May 15, 2023	May 1, 2025	90,000	12,336	13.86%	4
WeBank Co., Ltd	August 1, 2023	July 28, 2025	67,500	9,252	14.11%	4
WeBank Co., Ltd	August 1, 2023	August 1, 2025	64,500	8,840	12.78%	4
Jiangsu Suning Bank	September 2, 2022	September 1, 2024	1,000,000	137,061	12.0%	5
Jiangsu Suning Bank	May 15, 2023	May 1, 2025	210,000	28,783	13.86%	6
Jiangsu Suning Bank	August 1, 2023	August 1, 2025	150,500	20,628	12.78%	6
Huaneng Guicheng Trust Co., Ltd.	December 30, 2022	December 28, 2024	430,000	58,936	12.91%	7
Huaneng Guicheng Trust Co., Ltd.	August 1, 2023	August 1, 2025	300,000	41,118	16.2%	7
China Resources Shenzhen Investment Trust Co., Ltd.	July 1, 2022	July 1, 2024	600,000	82,237	14.4%	8
Zhejiang Mintai Commercial Bank	August 1, 2023	July 28, 2025	157,500	21,587	14.11%	9
Total long-term loans, current portion			4,934,167	$676,284
Long-term loans, non-current portion
Bank of Beijing	April 3, 2023	April 2, 2026	8,000,000	1,096,491	4.75%	10
Xiaoshan Rural Commercial Bank	June 19, 2023	June 18, 2026	2,400,000	328,947	4.50%	1
WeBank Co., Ltd	April 12, 2023	April 1, 2025	442,500	60,651	12.56%	4
WeBank Co., Ltd	May 15, 2023	May 15, 2025	333,333	45,687	9.00%	4
WeBank Co., Ltd	August 1, 2023	August 1, 2025	56,250	7,710	13.86%	4
WeBank Co., Ltd	August 1, 2023	July 28, 2025	52,500	7,196	14.11%	4
WeBank Co., Ltd	August 1, 2023	August 1, 2025	48,375	6,630	12.78%	4
Huaneng Guicheng Trust Co., Ltd.	August 1, 2023	August 1, 2025	250,000	34,265	16.20%	7
Huaneng Guicheng Trust Co., Ltd.	December 30, 2022	December 28, 2024	107,500	14,734	12.91%	7
Jiangsu Suning Bank	May 15, 2023	May 1, 2025	122,500	16,790	13.86%	6
Jiangsu Suning Bank	August 1, 2023	August 1, 2025	112,875	15,471	12.78%	6
Zhejiang Mintai Commercial Bank	July 1, 2022	July 1, 2024	131,250	17,989	14.4%	6
Total long-term loans, non-current portion			12,057,083	$1,652,561

Total short-term and long-term loans			34,591,250	$4,741,126

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
For the year ended September 30, 2022	date	date	in RMB	in USD	rate	Note
Secured long-term bank loans
Long-term loans, current portion
Bank of Beijing	April 6, 2022	April 5, 2026	8,000,000	$1,124,622	4.8%	2
Jiangsu Suning Bank	September 2, 2022	September 1, 2024	1,000,000	140,578	12.0%	5
China Resources Shenzhen Investment Trust Co., Ltd.	July 1, 2022	July 1, 2024	800,000	112,462	14.4%	6
Huaneng Guicheng Trust Co., Ltd.	August 14, 2022	August 1, 2024	575,000	80,832	14.4%	7
China Resources Shenzhen Investment Trust Co., Ltd.	April 30, 2021	April 28, 2023	333,334	46,859	10.8%	6
Total long-term loans, current portion			10,708,334	$1,505,353
Long-term loans, non-current portion
Jiangsu Suning Bank	September 2, 2022	September 1, 2024	1,000,000	140,578	12.0%	6
China Resources Shenzhen Investment Trust Co., Ltd.	July 1, 2022	July 1, 2024	666,667	93,719	14.4%	6
Huaneng Guicheng Trust Co., Ltd.	August 14, 2022	August 1, 2024	412,500	57,988	14.4%	7
Total long-term loans, non-current portion			2,079,167	$292,285

Total short-term and long-term loans			12,787,501	$1,797,638

___________

(1) The loan is secured by real property owned by Mr. Dehong Zhang, a legal representative of Farmmi Food.

(2) The loan is guaranteed by Ms Xinyang Wang, the 100% shareholder of Nongyuan Network, Ms Aihong Wang, sister to Mr Zhengyu Wang, Chairman of the Company, and Mr. Dehong Zhang, a legal representative of Farmmi Food.

(3) The loan is guaranteed by Mr. Dehong Zhang, a legal representative of Farmmi Food for up to RMB2 million ($0.3 million).

(4) The loan is guaranteed by Mr. Dehong Zhang, a legal representative of Farmmi Food for up to RMB5 million ($0.7 million).

(5) The loan is guaranteed by the CEO of the Company, Ms Yefang Zhang on the outstanding principal and interest.

(6) The loan is guaranteed by Mr. Dehong Zhang, a legal representative of Farmmi Food on the outstanding principal and interest.

(7) These loans are guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Agricultural for up to RMB3 million ($0.4 million) of the outstanding principal and interest.

(8) These loans are guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Agricultural for up to RMB3 million ($0.4 million) of the outstanding principal and interest.

(9) The loan is guaranteed by Mr. Dehong Zhang, a legal representative of Farmmi Food for up to RMB5 million ($0.7 million).

(10) The loan is guaranteed by Ms Xinyang Wang, the 100% shareholder of Nongyuan Network, for up to RMB16 million ($2.2 million) of the outstanding principal and interest and is collateralized by a property owned by Ms Xinyang Wang which has a valuation of RMB19.2 million ($2.6 million).

Interest expenses amounted to $0.2 million, $0.1 million and $53,009 for the years ended September 30, 2023, 2022 and 2021, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Convertible promissory note and derivative liability

On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. The debt discount was amortized over the term of the convertible promissory note and, for the years ended September 30, 2023 and 2022, the Company recorded amortization of debt issuance cost of $1.7 million and $48,160 in other expenses, respectively.

Subsequent to September 30, 2022, the Company received comments from the Staff of NASDAQ Listing Qualifications that the Note did not provide for a floor price for the possible future conversions and that a future priced security without a floor price has public interest implications pursuant to NASDAQ Listing Rule 5101 (the “Rule”); management of the Company determined that the floor price under the Note is assumed to be $0.12, which is calculated based on an 80% discount of the Nasdaq Minimum Price of $0.5785 on the date of the Company’s entry into the Agreement with the Investor; and the Company believes it to be in the best interests of the Company and the shareholders that the Company shall repay the Note in cash in the event conversions would result in the aggregate effective conversion price falling below $0.12. After the effect of the reverse stock split adjustment, the floor price of the Note is assumed to be $0.96.

As of September 30, 2023 and 2022, the fair value of this derivative liability was nil and $3.45 million. For the years ended September 30, 2023 and 2022, the change in fair value of derivative liability of $0.9 million and $0.42 million was recorded in other income, respectively. For the year ended September 30, 2023, 474,137 ordinary shares were issued for the redemption of $1.1 million convertible notes. As of September 30, 2023 and 2022, the balance of the convertible promissory note, net of amortization, amounted to $5.8 million and $2.2 million, respectively.

The following table provides quantitative information regarding Level 3 fair value measurements inputs of the derivative liability at the measurement date:

	As of	As of
	September 30,	September 30,
	2023	2022
Exercise price	-	$0.45
Ordinary share price	-	$0.56
Term (in years)	-	1
Volatility	-	88.39%
Risk-free interest rate	-	4.05%
Dividend yield	-	-

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Shareholders’ Equity

Ordinary shares

On September 12, 2020, the authorized share capital of the Company was increased from 20,000,000 ordinary shares of $0.001 par value each to 200,000,000 ordinary shares of $0.001 par value each. On July 22, 2021, the authorized share capital of the Company was increased from 200,000,000 ordinary shares of $0.001 par value each to 600,000,000 ordinary shares of $0.001 par value each. On May 31, 2022, the Company consolidated its ordinary share at a ratio of one-for-twenty-five. On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight and, immediately following the share consolidation, the authorized share capital of the Company be increased from $2.5 million divided into 12.5 million ordinary shares of $0.20 par value each to $100 million divided into 500 million ordinary shares of $0.20 par value each, by creation of an additional 487.5 million ordinary shares of $0.20 par value each.

During the year ended September 30, 2022, the Company issued 30,000,000 ordinary shares at $0.20 per ordinary share for a gross proceed of $6,000,000 in February 2022. After share consolidation in May 2022 and September 2023, the issuance of 30 million ordinary shares was first retrospectively adjusted to 1.2 million ordinary shares and then 150,000 ordinary shares.

During the year ended September 30, 2023, the Company issued 21,052,632 ordinary shares at $0.38 per ordinary share for a gross proceed of $8,000,000 in July 2023. After share consolidation in September 2023, the issuance of 21,052,632 ordinary shares was retrospectively adjusted to 2,631,579 ordinary shares.

During the year ended September 30, 2023, 474,137 ordinary shares were issued for the redemption of $1.1 million convertible notes.

Share incentive plan

The Company established a pool for shares and share options for employees. This pool contains shares and options to purchase 1,168,000 ordinary shares, equal to 10% of the number of ordinary shares outstanding at the conclusion of the initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, the Company may grant shares or options in any percentage determined for a particular grant. Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of ordinary shares on the date of grant. For the year ended September 30, 2021, 596,600 ordinary shares were issued to four employees and $805,410 was accounted as share-based compensation expense in general and administration expenses. As of September 30, 2022, the remaining ordinary shares available to be issued are 571,400 and, after the share consolidation on May 31, 2022, the remaining ordinary shares available to be issued are 22,856. As of September 30, 2023, after share consolidation on September 25, 2023, the remaining ordinary shares available to be issued are 2,857.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2023 and 2022, the balance of the required statutory reserves was $0.7 million and $1.2 million, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Taxes

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

In China the Corporate Income Tax Law generally applies an income tax rate of 25% to all enterprises. Most of the China subsidiaries are subject to corporate income tax at a statutory rate of 25% on net income reported after certain tax adjustments. Certain subsidiaries were identified as small-scaled minimal profit enterprises. Once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant special tax treatment to local enterprises as a way to encourage specific agricultural industry and stimulate local economy. Farmmi Eco Agri is engaged in agricultural industry and their income are tax exempted. Net income of $3.9 million, $2.8 million and $4.02 million was exempt from income tax for the years ended September 30, 2023, 2022 and 2021, respectively. The estimated tax savings as the result of the tax break for the years ended September 30, 2023, 2022 and 2021 amounted to $1.0 million, $0.7 million and  $1.0 million, respectively. After adjusted for share consolidation, per share effect of the tax exemption were $0.27, $0.24 and $1.95 for the years ended September 30, 2023, 2022 and 2021, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended September 30, 2023, 2022 and 2021:

	For the Years Ended September 30,
	2023	2022	2021
Statutory PRC income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemption (a)	(40.9%)	(50.8%)	(41.0%)
Favorable tax rate impact (a)	13.3%	(14.8%)	(0.3%)
Permanent difference	-	0.1%	(8.2%)
Changes of deferred tax assets valuation allowances	(5.8%)	7.2%	2.0%
Non-PRC entities not subject PRC income tax	19.4%	27.7%	23.6%
Total	11.0%	(5.6%)	1.1%

_______

(a) Income tax exemption refers to entity engaged in agricultural industry and its income is tax exempted. Favorable refer to entities are identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Taxes (continued)

Corporation income tax (“CIT”) (Continued)

The provision for income tax from the Company consists of the following:

	For the Years Ended September 30,
	2023	2022	2021
Current income tax provision	$148,893	$58,266	$25,571
Deferred income tax provision	164,600	(176,633)	-
Total	$313,493	($118,367)	$25,571

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	As of	As of
	September 30,	September 30,
	2023	2022
Net operating loss (“NOL”) carry forward	$284,283	$168,126
Allowance for inventory	2,202	12,413
Allowance for doubtful accounts	4,474	836
Valuation allowance	(290,959)	(18,168)
Total	-	$163,207

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax basis and U.S. GAAP. Certain subsidiaries had a cumulative net operating loss of approximately $0.7 million as of September 30, 2023, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a valuation allowance of $181,375 was recorded against the gross deferred tax asset balance at September 30, 2023. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that certain subsidiaries will not generate sufficient future taxable income to utilize the net operating loss.

Note 12 - Concentration of major customers and suppliers

For the year ended September 30, 2023, two major customers accounted for approximately 41% and 12% of the Company’s total sales, respectively. For the year ended September 30, 2022, two major customers accounted for approximately 31% and 16% of the Company’s total sales, respectively. For the year ended September 30, 2021, two major customers accounted for approximately 64% and 14% of the Company’s total sales, respectively. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2023, two major customers accounted for approximately 87% and 12% of the Company’s accounts receivable balance, respectively. As of September 30, 2022, two major customers accounted for approximately 65% and 34% of the Company’s accounts receivable balance, respectively.

For the year ended September 30, 2023, one major suppliers accounted for approximately 14% of the total purchases. For the year ended September 30, 2022, two major suppliers accounted for approximately 23% and 21% of the total purchases, respectively. For the year ended September 30, 2021, four major suppliers accounted for approximately 37%, 20%, 18% and 16% of the total purchases, respectively.

As of September 30, 2023, three major suppliers accounted for approximately 46%, 18% and 13% of the Company’s advances to suppliers’ balance. As of September 30, 2022, four major suppliers accounted for approximately 35%, 26%, 15% and 15% of the Company’s advances to suppliers’ balance.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Leases

The Company rent its factories in Lishui City Zhejiang Province from a related party, Zhejiang Tantech Bamboo Technology Co., Ltd., for processing dried edible fungi and a floor in an office building in Hangzhou from third parties.

As of September 30, 2023 and 2022, the remaining average lease term was 7.1 years and 8.2 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 10.2% per annum and 10.0% per annum, as of September 30, 2023 and 2022, respectively.

Supplemental balance sheet information related to operating leases from the Company’s continuing operations was as follows:

	As of	As of
	September 30,	September 30,
	2023	2022
Right-of-use assets under operating leases	$516,459	$534,351

Operating lease liabilities, current	69,062	46,543
Operating lease liabilities, non-current	458,617	517,156
Total operating lease liabilities	$527,679	$563,699

For the years ended September 30,
2024	$119,232
2025	98,975
2026	98,975
2027	98,975
2028	88,434
Thereafter	242,716
Total Future minimum lease payments	747,307
Less: Imputed interest	(219,628)
Total	$527,679

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Segment reporting

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

The following table presents revenue by major product categories (from third parties and related party) from the Company’s continuing operations for the years ended September 30, 2023, 2022 and 2021, respectively:

	For the Years Ended September 30,
	2023	2022	2021
Tapioca	$39,977,734	-	-
Corn	27,430,969	$10,778,197	$1,796,006
Shiitake	19,655,465	19,859,533	20,494,362
Mu Er	16,301,157	19,123,152	16,524,723
Cotton	5,547,927	47,950,345	-
Cornstarch	1,338,782	-	-
Other products	112,853	1,502,152	474,860
Total	$110,364,887	$99,213,379	$39,289,951

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of related party	Relationship to the Company	Nature of transactions
Zhejiang Yili Yuncang Technology Group Co., Ltd	10% equity interest owned by the Company	Prepayment of electricity and water expenses for office leased to the Company
FarmNet Limited	Owned 0.8% equity interest of the Company	Payment of expenses by the Company.
Epakia Canada Inc	Legal representative of Epakia Canada Inc is a director of the Company	Payment of expenses by the Company.
Shanghai Zhongjian Yiting Medical Health Technology Partnership	A partnership jointly set up by the Company with another limited partner ("LP").	Payment of expenses by the Company.
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of Mr Zhengyu Wang and Ms Yefang Zhang, CEO of the Company	Lease factory building to the Company and charging water and electricity for offices leased to the Company.
Forasen Holdings Group Co., Ltd	Owned by Mr Zhengyu Wang, the Chairman of Board of Directors of the Company	Purchases from the Company
Yefang Zhang	CEO of the Company	Payment of expenses for the Company and provide a guarantee as additional security for a loan.
Xinyang Wang	Shareholder of Nongyuan Network	Provide guarantees and a real property as additional security for certain loans.
Dehong Zhang	Ms Yefang Zhang's, CEO of the Company, brother	Provide guarantees as an additional security for certain loans
Ms Aihong Wang	Mr Zhengyu Wang's, the Chairman of Board of Directors of the Company, sister.	Provide a guarantee as an additional security for a revolving loan

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Related party transactions (continued)

Due from related parties consisted of the following:

	As of	As of
	September 30,	September 30,
	2023	2022

Zhejiang Yili Yuncang Holding Group Co., Ltd	$103,417	$-
Zhejiang Yili Yuncang Technology Group Co., Ltd	-	29,055
FarmNet	4,100	-
Epakia Canada Inc	2,996	-
Shanghai Zhongjian Yiting Medical Health Technology Partnership	308	30,928
Dehong Zhang	137	-
Total	$110,958	$59,983

Amount due from Zhejiang Yili Yuncang Holding Group Co., Ltd was mainly related to prepayment of electricity and water expenses for offices leased to the Company.

Amounts due from FarmNet Limited, Epakia Canada Inc, Shanghai Zhongjian Yiting Medical Health Technology Partnership and Dehong Zhang were mainly related to expenses paid by the Company which can be recoverable from these related parties.

Due to related parties from the Company consisted of the following:

	As of	As of
	September 30,	September 30,
	2023	2022

Zhejiang Tantech Bamboo Technology Co., Ltd.	$24,496	$948
Yefang Zhang	9,150	-
Forasen Holdings Group Co., Ltd	168	-
Total	$33,814	$948

Amount due to Zhejiang Tantech Bamboo Technology Co., Ltd. were related to water and electricity expenses for offices leased to the Company.

Amount due to Forasen Holdings Group Co., Ltd and Yefang Zhang were related to payment of expenses by related parties for the Company. Amount was due on demand and non-interest bearing.

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the years ended September 30, 2023, 2022 and 2021, the Company recorded sales to related parties of nil, $1,016 and $1,952, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Related party transactions (continued)

Operating lease from related parties

The following table summarizing operating leases with related parties, Zhejiang Tantech Bamboo Technology Co., Ltd. and Zhejiang Yili Yuncang Holding Group Co., Ltd, detailing lease begin date, lease end date, leasing purpose, leasing areas in square meters, annual rent in RMB and its equivalent in USD.

Zhejiang Tantech Bamboo Technology Co., Ltd.	Lease No 1	Lease No. 2	Lease No. 3	Total
Lease begin date	August 1, 2021	July 14, 2021	March 1, 2023
Lease end date	July 31, 2031	July 13, 2031	February 29, 2028
Leasing purpose	Factory building	Factory building	Office
Annual rent in RMB	168,854	421,431	131,835	722,120
Annual rent in USD	$23,940	$59,750	$18,691	$102,381
Area (in square meters)	1,180	1,914	479	3,573

Zhejiang Yili Yuncang Holding Group Co., Ltd
Lease begin date	August 1, 2023
Lease end date	July 31, 2025
Leasing purpose	Office
Annual rent in RMB	9,795
Annual rent in USD	$1,389
Area (in square meters)	15

For the years ended September 30, 2023, 2022 and 2021, the Company incurred lease expenses of $66,116, $88,847 and $86,556, respectively.

Sublease to a related party

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB 283,258 (equivalent of $41,639). This lease was terminated on February 14, 2022.

For the years ended September 30, 2022 and 2021, the Company recorded lease income of $14,262 and $40,026, respectively.

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 8). The Company’s related parties also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 8).

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Subsequent events

On September 26, 2022, Farmmi, Inc., a Cayman Islands company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note (the “Note” and together with the Purchase Agreement, the “Agreements”) in the original principal amount of $6,440,000, convertible into ordinary shares of the Company (the “Ordinary Shares”) for $6,000,000 in gross proceeds. The Note bears interest at a rate of 7% per year and have a term of twelve months after the purchase price of the Note is delivered by the Investor to the Company (the “Purchase Price Date”). Under the Agreements, the Investor has the right to redeem the Note six months after the Purchase Price Date, and redemptions may be satisfied in cash, Ordinary Shares or a combination of cash and Ordinary Shares at the Company’s election.

On November 13, 2023 (the “Agreement Date”), the Company and the Investor entered an Amendment to Convertible Promissory Note (the “Extension Agreement”), both parties mutually agreed to extend the term of the Note from twelve months to twenty-four months from the Purchase Price Date, or September 28, 2024. As consideration for the term extension and related costs incurred by the Investor, the Company agreed to pay to the Investor an extension fee equal to seven percent (7%) of the outstanding balance of the Note as of the Agreement Date (the “Extension Fee”), which is added to the remaining outstanding balance of the Note. The Company further agreed to repay the Note by a minimum of $250,000 per month beginning December 2023 and also to pay ten percent (10%) of any funds raised through public offerings within five trading days of the closing dates until the remaining outstanding balance of the Note is paid in full. In addition, the Company is required to pay any redemption amount in cash, if on the applicable redemption date, the Redemption Conversion Price (defined in the Note) is below $1.00 per share. Other than the terms amended by the Extension Agreement, other provisions of the Note remain unchanged.

On January 12, 2024, the Company and the Investor entered a Forbearance Agreement, the Company entered into a forbearance agreement (the “Agreement”) with the Investor, pursuant to which the Investor agreed to refrain and forbear from bringing any action to enforce any remedies against the Company for failure to deliver the cash amount in accordance to a certain redemption notice delivered to the Company by the Lender on January 20, 2023 (the “Forbearance”). In exchange for the Forbearance, the Company agreed to pay the Lender a forbearance fee equal to 10% of the outstanding balance as of the date of the Agreement.

The Forbearance will terminate immediately upon the Company’s failure to comply with certain terms and conditions set forth in the Agreement. Upon termination of the Forbearance, the Investor may seek all recourse available to it under the terms of the Note, the Agreement, any other documents entered into in conjunction therewith, or applicable laws. In addition, except as expressly set forth in the Agreement, the Forbearance does not constitute a waiver of, or an amendment to, any right, power, or remedy of the Investor under the Note or all other documents entered into in conjunction therewith as in effect prior to the date of the Agreement.

In January 2024, 200,000 ordinary shares were issued for the redemption of $0.2 million convertible notes.

Note 17 - Condensed financial information of the parent company

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

The Company did not pay any dividend for the periods presented. As of September 30, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Condensed financial information of the parent company (continued)

Farmmi, Inc.

Parent Company Balance Sheets

	As of	As of
	September 30,	September 30,
	2023	2022
Assets
Current assets
Cash	$84	$4,057,179
Other receivables	103,760	103,858
	103,844	4,161,037
Non-current assets
Investment in subsidiaries	167,664,201	156,151,565
Total assets	$167,768,045	$160,312,602

Liabilities and Shareholders’ Equity

Current liabilities
Interest payable	3,377	-
Convertible promissory notes	5,788,742	2,178,511
Derivative liability	-	3,450,000
Total liabilities	5,792,119	$5,628,511

Commitments and contingencies

Shareholders’ equity
Ordinary share, $0.20 par value, 500 million shares authorized, 6,094,078 and 2,988,835 shares issued and outstanding at September 30, 2023 and 2022, respectively	1,218,816	597,768
Additional paid-in capital	160,571,517	152,162,565
Retained earnings	185,593	1,923,758
Total shareholders’ equity	161,975,926	154,684,091

Total liabilities and shareholders’ equity	$167,768,045	$160,312,602

1. On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight and, immediately following the share consolidation, the authorized share capital of the Company be increased from $2.5 million divided into 12.5 million ordinary shares of $0.20 par value each to $100 million divided into 500 million ordinary shares of $0.20 par value each. The issued and outstanding ordinary shares had been retrospectively adjusted from 23,906,985 ordinary shares to 2,988,835 ordinary shares at September 30, 2022. Also, the ordinary share amount and additional paid-in capital had been retrospectively adjusted from $597,675 and $152,162,658 to $597,768 and $152,162,565 as of September 30, 2022, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Condensed Financial Information of the Parent Company (continued)

Farmmi, Inc.

Parent Company Statements of Operations

	For the Years Ended September 30,
	2023	2022	2021
Operating expenses:
General and administrative expenses	($913,948)	($2,961,849)	($2,031,506)

Other expenses
Change in fair value of derivative liability	873,767	419,649	-
Interest expenses	(445,766)	-	-
Amortization of debt issuance costs	(1,691,609)	(48,160)	-
Other expenses	(432)	(3,024)	(5,672)

Loss from operations	(2,177,988)	(2,593,384)	(2,037,178)
Equity in income of subsidiaries and VIE	4,721,801	4,817,363	4,395,592

Comprehensive income attributable to the Company	$2,543,813	$2,223,979	$2,358,414

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Condensed financial information of the parent company (continued)

Farmmi, Inc.

Parent Company Statements of Cash Flows

	For the Years Ended September 30,
	2023	2022	2021
Cash flows from operating activities
Net income	$2,543,813	$2,223,979	$2,358,414
Adjustments to reconcile net income to net cash used in operating activities
Equity in earnings of subsidiaries	(4,721,801)	(4,817,363)	(4,395,592)
Amortization of debt issuance costs	1,691,609	48,160	-
Change in fair value of derivative liability	(873,767)	(419,649)	-
Share-based compensation	-	2,007,328	1,260,674
Other current assets	98	21,223	(125,081)
Other current liabilities	(50,869)	54,246	(40,000)
Net cash used in operating activities	(1,410,917)	(882,076)	(941,585)

Cash flows from investing activities
Investing in subsidiaries	(10,576,178)	(7,529,060)	(122,726,999)
Net cash used in investing activities	(10,576,178)	(7,529,060)	(122,726,999)

Cash flows from financing activities
Net proceeds from share issuance	7,930,000	6,000,000	126,029,588
Net proceeds from issuance of convertible promissory notes	-	6,000,000	-
Proceeds from advances from related parties	-	-	298,297
Repayment of advances from related parties	-	(54,600)	(2,138,508)
Net cash provided by financing activities	7,930,000	11,945,400	124,189,377

Net (decrease) increase in cash and restricted cash	(4,057,095)	3,534,264	520,793

Cash, beginning of year	4,057,179	522,915	2,122

Cash, end of year	$84	$4,057,179	$522,915

