Form 20-F
period 2024-09-30
Farmmi, Inc.
filed 2025-01-24
CIK 1701261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Fl 1, Building No. 1,888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Zhimin Lu, Chief Financial Officer

+86-0578-82612876

lzm@farmmi.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,678,953 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes   ☒ No

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

Item 3. Key Information

Our Corporate Structure

Farmmi, Inc. (the “Farmmi,” “we,” “our” or “us”) is not a PRC operating company but a holding company incorporated in the Cayman Islands (“Cayman”). As a holding company, we own equity interests, directly or indirectly, in our operating subsidiaries. The vast majority of the business operations are conducted by our subsidiaries based in mainland China, or PRC, and we also have expanded our operations in the U.S. and Canada.

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

 In addition, prior to January 2024, we had also operated limited products sales through online and e-commerce channels. PRC laws and regulations restrict and impose conditions on foreign investment in internet based, value-added telecommunication services, mobile application services and certain other businesses. Accordingly, we had operated our online and e-commerce sales in China mainly through our consolidated affiliated entities and relied on contractual arrangements among our PRC subsidiaries, previously consolidated affiliated entities and their nominee shareholder to control the business operations. Those affiliated entities were consolidated for accounting purposes but were not entities in which our Cayman holding company, or our investors, owned equity. Such structure and the contractual arrangements were designed to enable Farmmi to have power to direct significant activities of those entities and to receive economic benefits from these entities where PRC law prohibits, restricts or imposes conditions on direct foreign investment in such entities.

Our consolidated affiliated entities have been treated as Variable Interest Entities under the Statement of Financial Accounting Standards Board Accounting Standards Codification 810 Consolidation, and we were regarded as the primary beneficiary of those consolidated affiliated entities (i.e., VIEs). Accordingly, we treated our VIEs as our consolidated entities under U.S. GAAP and we consolidated the financial results of our former VIEs in our consolidated financial statements in accordance with U.S. GAAP prior to January 2024.

The following diagram illustrates our Company’s organizational structure as of the date of this annual report:

Farmmi, Inc.
(Cayman Islands)
100%
100%
Farmmi International Limited
(Hong Kong)
Farmmi USA Inc
75%
Suppchains Group Inc
100%
Suppchains Transport Inc
Abroad
Domestic
100%
100%
100%
Zhejiang Suyuan Agricultural Technology Co., Ltd
浙江素源农业科技有限公司
95%
Farmmi (Hangzhou) Enterprise Management Co., Ltd.
农米（杭州）企业管理有限公司
Farmmi (Hangzhou) Health Development Co., Ltd.
农米（杭州）健康发展有限公司
浙江发米蜜生物科技有限公司
Zhejiang Famimi Biotechnology Co., Ltd.
100%
Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd.
浙江农米生态农业科技有限公司
100%
Zhejiang Farmmi Healthcare Technology Co., Ltd.
浙江农米健康医疗科技有限公司
95%
5%
Zhejiang Yitang Medical Service Co., Ltd.
浙江易棠医疗服务有限公司
100%
Zhejiang Yiting Medical Technology Co., Ltd.
浙江易庭医疗科技有限公司
5%
100%
100%
100%
100%
100%
Lishui Farmmi E-commerce Co. LTD
丽水农米电子商务有限公司
Zhejiang Farmmi Biotechnology Co., Ltd.
浙江农米生物科技有限公司
Zhejiang Farmmi Food Co., Ltd.
浙江农米食品有限公司
Zhejiang Farmmi Agricultural Supply Chain Co., Ltd.
浙江农米农业供应链有限公司
Ningbo Farmmi Baitong Trade Co., Ltd
宁波农米佰通贸易有限公司
100%
100%
Jiangxi Xiangbo Agriculture and Forestry Development Co., LTD
江西相柏农林开发有限公司
Guoning Zhonghao (Ningbo) Trade Co., Ltd.
国宁中昊（宁波）贸易有限公司
100%
Yudu County Yada Forestry Co., LTD
于都县亚达林业有限公司

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries established under PRC law. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of our PRC subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our PRC subsidiaries has obtained a valid business license from the local SAMR, and no application for any such license has been denied. Our PRC subsidiaries are also required to obtain certain licenses and permits. Among our PRC subsidiaries, Farmmi Food and Farmmi Biotech are required to obtain food business licenses pursuant to the PRC Food Safety Law. As of the date of this report, as advised by our PRC legal counsel, Zhengbiao Law Firm, we and our PRC subsidiaries have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC, we are deemed as an “Existing Issuer” because we had been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions. We may be subject to additional compliance requirements in the future, and we cannot assure you that we will be able to get the above-mentioned clearance of filing procedures on a timely basis, or at all. If we or our PRC Subsidiaries in the future fail to undertake filing procedures as stipulated in the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our PRC Subsidiaries, and impose a fine of between RMB 1,000,000 and RMB 10,000,000. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which went into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As of the date of this report, we believe that we and our subsidiaries have not provided or publicly disclosed any documents or materials involving state secrets or work secrets of PRC government agencies or any of which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. We intend to comply with the Confidentiality Provisions and other relevant PRC laws and regulations in our future offerings.

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

For the fiscal year ended September 30, 2024, we provided working capital loans of $151.8 million in aggregate to our subsidiaries.

For the fiscal year ended September 30, 2023, we provided working capital loans of $151.7 million in aggregate to our subsidiaries.

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

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended September 30, 2024, 2023, and 2022 and the selected consolidated balance sheets data as of September 30, 2024 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars)

Statements of operations data:

	For the Years Ended September 30,
	2024	2023	2022	2021	2020
Revenues	$64,131,332	$110,364,887	$99,213,379	$39,289,951	$28,363,963
Gross profit	3,873,714	4,286,755	5,438,086	5,109,281	4,651,422
Operating expenses	(3,078,029)	(2,245,380)	(4,495,718)	(2,256,405)	(2,384,339)
Income from operations	795,685	2,041,375	942,368	2,852,876	2,267,083
Income tax expenses	(264)	(313,493)	118,367	(25,571)	(16,753)
Net (loss) income from continuing operations	(4,627,772)	2,543,813	2,223,979	2,407,790	1,077,302
Net loss from discontinued operations, net of tax	-	-	-	(51,352)	(263,847)
Net (loss) income	$(4,627,772)	$2,543,813	$2,223,979	$2,356,438	$813,455
(Loss) earnings per share, basic
Continuing operations	(0.66)	0.70	0.77	4.68	13.26
Discontinued operations	-	-	-	(0.10)	(3.25)
(Loss) earnings per share, diluted
Continuing operations	(0.66)	0.30	0.77	4.61	13.26
Discontinued operations	-	-	-	(0.10)	(3.25)
Weighted average ordinary share outstanding, basic	7,088,326	3,628,923	2,905,984	514,212	81,224
Weighted average ordinary share outstanding, diluted	7,088,326	8,452,875	2,905,984	522,276	81,224

Balance sheets data

	2024	2023	2022	2021	2020
Current assets	$161,925,796	$158,171,175	$153,254,380	$155,305,536	$37,022,171
Total assets	$186,733,719	$174,800,086	$163,782,853	$165,686,901	$38,191,746
Current liabilities	$10,060,240	$10,712,982	$8,289,321	$4,146,426	$8,367,387
Total liabilities	$16,717,482	$12,824,160	$9,098,762	$4,894,483	$9,036,589
Total shareholders' equity (net assets)	$170,016,237	$161,975,926	$154,684,091	$160,792,418	$29,155,157

Selected Consolidated Financial Schedule

The tables below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into FAMI, PRC subsidiaries, and non-PRC subsidiaries for the year ended September 30, 2024, and into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the fiscal years ended September 30, 2023, and 2022.

	For the year ended September 30, 2024
	Non-PRC	PRC			Consolidated
	Subsidiaries	Subsidiaries	FAMI	Eliminations	total
Revenues	$9,400	$64,121,932	-	-	$64,131,332
Cost of revenues	(4,480)	(60,253,138)	-	-	(60,257,618)
Gross profit	4,920	3,868,794	-	-	3,873,714
Operating expenses	(338,119)	(1,936,427)	(803,483)	-	(3,078,029)
(Loss) income from operations	(333,199)	1,932,367	(803,483)	-	795,685
Other (expenses) income	(4,853,175)	4,529,659	(5,099,677)	-	(5,423,193)
(Loss) income before income taxes	(5,186,374)	6,462,026	(5,903,160)	-	(4,627,508)
Income tax expenses	949	(1,213)	-	-	(264)
Net (loss) income	$(5,185,425)	$6,460,813	$(5,903,160)	-	$(4,627,772)

	For the year ended September 30, 2023
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$74,224,063	$16,034,543	$20,106,281	-	$110,364,887
Cost of revenues	(70,021,350)	(16,023,779)	(20,033,003)	-	(106,078,132)
Gross profit	4,202,713	10,764	73,278	-	4,286,755
Operating expenses	(1,028,294)	(71,676)	(231,462)	(913,948)	(2,245,380)
Income (loss) from operations	3,174,419	(60,912)	(158,184)	(913,948)	2,041,375
Other income (expenses)	1,514,162	(68,416)	634,225	(1,264,040)	815,931
Income (loss) before income taxes	4,688,581	(129,328)	476,041	(2,177,988)	2,857,306
Provision for income taxes	(270,874)	(8,556)	(34,063)	-	(313,493)
Net income (loss)	$4,417,707	$(137,884)	$441,978	$(2,177,988)	$2,543,813

	For the year ended September 30, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$64,795,082	$9,111,073	$25,307,224	-	$99,213,379
Cost of revenues	(60,272,018)	(9,053,547)	(24,449,728)	-	(93,775,293)
Gross profit	4,523,064	57,526	857,496	-	5,438,086
Operating expenses	(782,009)	(50,344)	(701,516)	(2,961,849)	(4,495,718)
Income (loss) from operations	3,741,055	7,182	155,980	(2,961,849)	942,368
Other income (expenses)	560,497	20,510	213,771	368,466	1,163,244
Income (loss) before income taxes	4,301,552	27,692	369,751	(2,593,383)	2,105,612
Provision for income taxes	114,801	9,182	(5,616)	-	118,367
Net income (loss)	$4,416,353	$36,874	$364,135	$(2,593,383)	$2,223,979

The tables below disaggregated the Consolidated Balance Sheets of the Company into FAMI, PRC subsidiaries and non-PRC subsidiaries as of September 30, 2024, and into FAMI, the VIE and its subsidiaries, the WFOE that was the primary beneficiary of the VIEs and an aggregation of other entities that were consolidated as of September 30, 2023.

	As of September 30, 2024
	Non-PRC	PRC			Consolidated
	Subsidiaries	Subsidiaries	FAMI	Eliminations	total
Intercompany receivables	$63,632,744	$7,653	$151,457,184	$(215,097,581)	-
Current assets excluding intercompany receivables	680,374	160,950,651	294,771	-	161,925,796
Current assets	64,313,118	160,958,304	151,751,955	(215,097,581)	161,925,796
Investment in subsidiaries	68,019,556		-	(68,019,556)	-
Non-current assets excluding investment in subsidiaries	7,969,062	16,838,861	-	-	24,807,923
Non-current assets	75,988,618	16,838,861	-	(68,019,556)	24,807,923
Total assets	140,301,736	177,797,165	151,751,955	(283,117,137)	186,733,719
Intercompany payables	135,718,879	78,130,518	962,080	(214,811,477)	-
Current liabilities excluding intercompany payables	3,564,540	1,057,154	5,438,546	-	10,060,240
Current liabilities	139,283,419	79,187,672	6,400,626	(214,811,477)	10,060,240
Non-current liabilities	6,237,130	420,112	-	-	6,657,242
Total liabilities	145,520,549	79,607,784	6,400,626	(214,811,477)	16,717,482
Total shareholders' equity (net assets)	$(5,218,813)	$98,189,381	$145,351,329	$(68,305,660)	$170,016,237

	As of September 30, 2023
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Intercompany receivables	$144,664,527	$131,992,092	$7,086,579	$151,681,406	-
Current assets excluding intercompany receivables	138,871,675	353,985	18,841,671	103,844	$158,171,175
Current assets	$283,536,202	$132,346,077	$25,928,250	$151,785,250	$158,171,175
Investment in subsidiaries	-	$37,712,692	-	-	-
Non-current assets excluding investment in subsidiaries	$16,627,615	-	$1,296	-	$16,628,911
Non-current assets	$16,627,615	$37,712,692	$1,296	-	$16,628,911
Total assets	$300,163,817	$170,058,769	$25,929,546	$151,785,250	$174,800,086
Intercompany payables	$290,760,077	$124,634,218	$19,812,080	$218,229	-
Current liabilities excluding intercompany payables	634,111	756,017	3,530,735	5,792,119	$10,712,982
Current liabilities	$291,394,188	$125,390,235	$23,342,815	$6,010,348	$10,712,982
Non-current liabilities	$533,315	$106,737	1,471,126	-	$2,111,178
Total liabilities	$291,927,503	$125,496,972	$24,813,941	$6,010,348	$12,824,160
Total shareholders' equity (net assets)	$8,236,314	$44,561,797	$1,115,605	$145,774,902	$161,975,926

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

	For the years ended September 30,
	2024	2023	2022
Period ended exchange rate US$1=RMB	7.0176	7.2960	7.1124
Period average exchange rate US$1=RMB	7.2043	7.0533	6.5746

B. Capitalization and Indebtedness

Not applicable by 20-F as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not applicable by 20-F as an annual report.

D. Risk Factors

Before you decide to purchase our Ordinary Shares, you should understand the high degree of risk involved. You should carefully consider the following risks and other information in this report, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Ordinary Shares could decline, perhaps significantly.

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

•	We face many uncertainties with the VIE structure we had used in our operations prior to 2024.

•	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including COVID-19. Although the impact of COVID-19 was temporary on our business and operations in 2021 due to some shutdowns in China, any outbreak of contagious diseases in the future, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to continue our operations, as well as temporary closures of our facilities and ports or the facilities of our customers and third-party service providers. Any disruption or delay of our customers or third-party service providers would likely impact our operating results and the ability of the Company to continue as a going concern. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that could affect demand for our products and significantly impact our operating results.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers in fiscal year 2024 were principally Shanghai Yunmihui Supply Chain Group Co. Ltd (“Yunmihui”), and Ningbo Senjia Yamei Trading Co., Ltd (“Senjia Yamei”). They are unrelated parties. For the fiscal years ended September 30, 2024, 2023, and 2022, sales to Yunmihui accounted for approximately 55.0%, 40.5%, and 31.2% of our total revenue, respectively. If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

We buy our supplies from a relatively limited number of suppliers.

During the years ended September 30, 2024, 2023, and 2022, we had the following suppliers that accounted for 15% or more of our purchases.

	For the years ended September 30,
Supplier Name	2024	2023	2022
Ningbo Caixiang Trading Co., Ltd	-	8.2%	23.0%
Jingning Liannong Trading Co., Ltd	23.8%	13.5%	20.9%
Lishui Zhelin Trading Co., Ltd	15.7%	9.5%	6.0%
Qingyuan Nongbang Mushroom Industry Co., Ltd	22.3%	7.9%	9.3%

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

Our primary business activities have historically focused on edible fungi products. Because our focus is limited in this way, any risk affecting the edible fungi industry or consumers’ desire for edible fungi products could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits. Although we have expanded into the agricultural product supply chain trading business since June 2021, we still lack product diversification in our overall product trading.

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

We operate our business primarily through our subsidiaries based in mainland China. Currently the agriculture industry is highly supported by the Chinese government. For example, to further strengthen and standardize the support of comprehensive agricultural development to the characteristic industries with agricultural advantages, the Chinese National Office of Comprehensive Agricultural Development has decided to carry out the compilation of The Plan for Comprehensive Agricultural Development to Support the Agricultural Advantage and Characteristic Industries (2019-2021) (the “New Plan”). Edible fungi are emphasized and classified as a “dominant and characteristic industry,” which may become the objects of policy-support issue in the future. However, the New Plan has not yet been formally approved and the final result remains to be further observed.

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

As part of business operations, we collect, process, store and transmit our employees, business partners and other third party data. Our customers, business partners and employees expect us to adequately safeguard and protect their sensitive personal and business information. We may experience cyber-attacks and other security incidents of varying degrees from time to time, and we may incur significant costs in protecting against or remediating such incidents. In addition, we are subject to a variety of laws and regulations in the PRC and other countries relating to cybersecurity and data protection. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and cooperation partners could be severely damaged. Affected third parties or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, which could cause us to incur significant expense and liability, and our business and operations could be materially and adversely affected.

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

Furthermore, if such enterprise fails to pay in full or in part its HPF contributions, such enterprise will be ordered by the HPF enforcement authorities to make such contributions and may be compelled by the people’s court that has jurisdiction over the matter to make such contributions. Pursuant to the relevant HPF laws and regulations, HPF contributions are only required for employees with urban housing registration. For employees with rural housing registration, contributions are voluntary and are not required. In addition, there are discrepancies in the interpretation and enforcement of such regulations at the national and local level. Local and national enforcement practices at times vary significantly.

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

Edible fungi are exposed to diseases and pests. Pests and diseases during the cultivation process may significantly decrease the quantity of the qualified edible fungi provided to us, which may force us to breach our contracts with our clients by not being able to supply enough products to them timely and further impact our revenues.

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

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of time commitment. For example, our Chief Executive Officer and Chairwoman, Yefang Zhang, and her husband and a director of the Company through January 18, 2025, Zhengyu Wang, collectively own all of Forasen Group. Zhengyu Wang was also the chairman of the board of directors of Tantech Holdings Ltd (“Tantech”), another Nasdaq listed company until December 19, 2024, and Yefang Zhang is currently the chairwoman of Tantech’s board of directors.

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

As of September 30, 2024 and 2023, we had approximately $2.4 million and $4.7 million in outstanding loans. In the future, if we have outstanding bank loans, although we believe we have adequate capital to repay those bank loans, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, we could be subject to penalty and our business could be negatively affected.

While we do not believe they will impact our liquidity, the terms of the debt agreements impose significant operating and financial restrictions on us. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including but not limited to incurring or guaranteeing additional indebtedness; transferring or selling assets currently held by us; and transferring ownership interests in certain of our subsidiaries. The failure to comply with any of these covenants could cause a default under our other debt agreements. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on favorable terms, if any.

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

For example, on December 20, 2013, Forasen Group signed a guarantee agreement with Bank of China to guarantee the loan and credit of up to RMB 15,000,000 on a loan from the Bank of China to Zhejiang Feiyan Down Products Co., Ltd (“Feiyan”). Relying on this guarantee, Feiyan was able to borrow RMB 15,000,000 from the Bank of China.

Feiyan subsequently defaulted on its debt and Forasen Group entrusted Zhejiang FLS Mushroom Co., Ltd (“FLS Mushroom”) to repay the money on Forasen Group’s behalf. Accordingly, FLS Mushroom signed a credit transfer agreement with Bank of China by which it promised to honor the guarantee in Forasen Group’s place.

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

While 2023 and 2022, we saw the Renminbi’s depreciation against the U.S. dollar, 2021 saw the Renminbi’s appreciation against the U.S. dollar. We are subject to exchange rate risk between U.S. dollar and Renminbi because we sell our products in U.S. dollar from time to time, and our export distributors settle in U.S. dollar and these distributors may also be affected by U.S. dollar exchange rate. Among our export sales for the year ended September 30, 2024, approximately 8.19% were sold to U.S., 37.87% sold to Canada, 17.08% sold to Japan, 10.87% sold to Europe, and 25.47% sold to the Middle East. Settlement currency is USD for export transactions no matter what the destination country is.

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

We maintain our cash with various banks located in mainland China. Cash maintained in banks within the People’s Republic of China of less than RMB 0.5 million (equivalent to $72,149) per bank are covered by "Deposit Insurance Regulation" promulgated by the State Council of the People’s Republic of China. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or escrow agent.

We are substantially dependent upon our senior management.

We are highly dependent on our senior management to manage our business and operations. In particular, we rely substantially on our Chief Executive Officer and Chairwoman, Ms. Yefang Zhang to manage our operations. Ms. Zhang has been involved in the mushroom industry for more than twenty years. Ms. Zhang cofounded Lishui Jingning Huali Co., Ltd in 1994 with her husband Mr. Zhengyu Wang to engage in the mushroom business. Due to her experience in the industry and long relationships with our customer base, Ms. Zhang would be difficult to replace.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key person life insurance on any of our senior management, including Ms. Zhang. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense, and the pool of suitable candidates is limited. We may be unable to quickly locate a suitable replacement for any senior management that we lose. In addition, if any member of our senior management joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although some of our senior management have signed confidentiality agreements in connection with their employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes developing export customers of our existing products of edible fungi, increasing varieties of agricultural products and expanding our e-commerce platforms. Pursuing these strategies have resulted in, and will continue to result in, substantial demands on management resources. In particular, the management of our growth will require, among other things:

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

In three public offerings on March 22, 2021, April 28, 2021, and September 13, 2021, we offered an aggregate of more than 500 million shares. The significant increase in the number of outstanding shares that resulted from such offerings, together with successively decreasing offering prices per share, has resulted in material volatility in our stock price. Between October 1, 2023 and the date of this report, our shares have closed between a low of $0.1979 and a high of $1.65 per share. If we engage in future capital raises at dilutive prices, or if investors believe that we will do so, our stock price could continue to be volatile.

Our investments in other businesses may not be successful.

On November 5, 2021, we purchased 124,590,064 shares of Shanghai Jiaoda Onlly Co., Ltd (“Jiaoda Onlly”), a Shanghai Stock Exchange listed company under the ticker 600530.SH, from shareholders of Jiaoda Onlly. Jiaoda Onlly operates elderly care institutions and engages in the research and development, production and sale of health food. We, through one of our subsidiaries, Zhejiang Yitang Medical Service Co., Ltd (“Yitang”), purchased a total of 16% of the shares of Jiaoda Onlly from China Capital Investment Group Co., Ltd (“CCIG”) and its affiliates for approximately RMB 509 million (approximately US$71.6 million). In January 2022, we determined that the investment in Jiaoda Onlly no longer aligned with our business objectives and transferred our obligations and rights under the Equity Transfer Framework Agreement to two unrelated parties. Although we did not suffer a financial loss in this transaction, we could incur a loss in future investments.

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

As of the date of this Annual Report, we have not received any inquiry, notice, warning or sanction regarding obtaining approval, completing filing or other procedures in connection with issuing securities to foreign investors from the CSRC or any other Chinese regulatory authorities that have jurisdiction over our operations. Based on the above and our understanding of the Chinese laws and regulations currently in effect, we were not required to submit an application to the CSRC or any other Chinese regulatory authorities for issuing securities to foreign investors. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities, and we cannot assure you that the relevant Chinese regulatory authorities, including the CSRC, would reach the same conclusion as us. If it is determined in the future that the approval of, filing or other procedure with the CSRC or any other regulatory authority is required for issuing our securities to foreign investors, it is uncertain whether we will be able and how long it will take for us to obtain the approval or complete the filing or other procedure, despite our best efforts. If we, for any reason, are unable to obtain or complete, or experience significant delays in obtaining or completing, the requisite relevant approval(s), filing or other procedure(s), we may face sanctions by the CSRC or other Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from our public offerings into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our shares. In addition, if the CSRC or other regulatory authorities later promulgate new rules requiring that we obtain their approvals or complete filing or other procedures for any future public offerings, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such a requirement could have a material adverse effect on the trading price of our shares, including potentially making those shares worthless.

If the Chinese government determines that our corporate structure does not comply with Chinese regulations, or if Chinese regulations change or are interpreted differently in the future, the value of our ordinary shares may decline in value or become worthless.

In July 2021, the Chinese government provided new guidance on Chinese companies raising capital outside of mainland China, including through arrangements called variable interest entities, or VIEs. We are not in an industry that is subject to foreign ownership limitations in mainland China. While our business operations are conducted by our PRC subsidiaries, our previous product sales via online and e-commerce channels, which accounted for a smaller portion of our business, were conducted by former VIE through a series of contractual arrangements entered into between our subsidiaries and VIE and the shareholder of the VIE. As a result of these contractual arrangements, we had exerted control over former VIE and consolidated the VIE’s operating results in our financial statements under U.S. GAAP. We believe our previous ownership structure and the contractual arrangements among our subsidiaries, former VIE and the shareholder of the VIE were not in violation of the PRC laws, rules and regulations; and those contractual arrangements were valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with our belief.

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

Our current auditor, YCM CPA INC., an independent registered public accounting firm that is headquartered in the United States, is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. YCM CPA INC. has been subject to PCAOB inspections and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections or investigations of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. Under a revised securities law that became effective on March 1, 2020, Article 177 provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

If the PRC tax authorities determine that the actual management body of Farmmi, Inc. (“FAMI”) is within the territory of China, FAMI may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

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

The Holding Foreign Companies Accountable Act, recent regulatory actions taken by the SEC and the Public Company Accounting Oversight Board, and proposed rule changes submitted by Nasdaq calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs.

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

On March 24, 2021, the SEC adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

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

Since our Ordinary Shares became listed on The Nasdaq Capital Market in February 2018, the trading price of our Ordinary Shares has fluctuated substantially. Between January 1, 2024 and the date of this report, our shares have closed between a low of $0.195 and a high of $1.42 per share, and the last reported trading price on January 22, 2025 was $0.2622 per Ordinary Share. The trading prices of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

As a Nasdaq listed company, we are required to comply with Nasdaq continued listing requirements. On April 22, 2023, we received a letter from The Nasdaq Stock Market LLC. (“Nasdaq”) stating that for 30 consecutive business days preceding the date of the Notice, the bid price of our ordinary shares had closed below the $1.00 per share minimum required for continued listing under Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). We were provided 180 calendar days, or until October 21, 2024, to regain compliance with the rule. On October 22, 2024, Nasdaq granted us an additional 180 calendar day period, or until April 21, 2025, to regain compliance with the Minimum Bid Price Rule. Nasdaq’s determination to grant the second compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

To regain compliance, the bid price of the Company’s ordinary shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule or maintain compliance with the other listing requirements necessary for the Company to maintain the listing of its ordinary shares on Nasdaq. If we fail to regain compliance or maintain compliance with other applicable listing requirements, Nasdaq may delist our ordinary shares.

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

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and most of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

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

Mr. Wang and Ms. Zhang decided to spin off various business sectors from Forasen Group and to develop them separately. Since 2010, they began to spin off bamboo-based charcoal businesses by establishing several offshore and domestic companies and re-organizing related operating entities in China. In 2011, they established Tantech Holdings Ltd, which completed an IPO and listing on the Nasdaq Capital Market in March 2015. Since 2015, Ms. Zhang and Mr. Wang started to spin off the edible fungi business from Forasen Group by establishing several offshore companies and re-organizing related operating entities in China. In July 2015, FMI was established. After a series of transactions, Forest Food is indirectly controlled by FMI and no longer has any common relationship with Forasen Group. FMI also controls some other companies which develop our e-commerce business of edible fungi products and other agricultural products. In February 2018, FMI completed its initial public offering and its Ordinary Shares commenced trading on Nasdaq under the symbol “FAMI.”

Historical Timeline

•	November 1994: Our Chairwoman and CEO Ms. Yefang Zhang and her husband Mr. Zhengyu Wang founded Lishui Jingning Huali Co., Ltd in China to start edible fungi business by selling dried edible fungi.

•	May 2003: Forest Food was established in China.

•	December 2006: We passed ISO 22000 certification.

•	December 2008: We passed QS certification.

•	August 2010: We passed BRC certification.

•	March 2011: FLS Mushroom was established in China.

•	July 2015: Farmmi, Inc. was incorporated in the Cayman Islands.

•	August 2015: Farmmi International was incorporated in Hong Kong.

•	December 2015: Nongyuan Network was established in China.

•	December 2015: Suyuan Agriculture was established in China.

•	May 2016: Farmmi Enterprise was established in China.

•	July 2016: Farmmi Technology was established in China.

•	December 2016: Farmmi Liangpin Market (www.farmmi.com/www.farmmi88.com) began operating.

36

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

•

March 2019: Lishui Farmmi E-Commerce Co., Ltd (“Farmmi E-Commerce”) was established under the laws of the PRC. Nongyuan Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.

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

37

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

•	In April 2021, FAMI incorporated Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd (“Farmmi Ecology”) in China through its wholly-owned subsidiary Farmmi International Limited.

•	April 7, 2021, Farmmi incorporated Zhejiang Farmmi Biotechnology Co., Ltd (“Farmmi Biotechnology”), through its former wholly-owned subsidiary Hangzhou Suyuan Agriculture Technology Co., Ltd.

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

•	In May 2021, Farmmi Ecology incorporated Zhejiang Farmmi Agricultural Supply Chain Co., Ltd (“Farmmi Supply Chain”) in China.

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

•	On August 26, 2021, Suyuan Agriculture has changed its name to Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd, and its capital was increased to RMB 50 million.

•

Zhejiang Yitang Medical Service Co., Ltd was incorporated on September 7, 2021. Upon formation, Nongyuan Network and Farmmi Ecology owned 95% and 5% of the equity interests in Yitang Medical Service, respectively. On April 20, 2023, Nongyuan Network transferred the 95% equity it held in Yitang Medical Service to Farmmi Medical Health. After the transfer, Yitang Medical Service becomes one of our wholly owned subsidiaries.

38

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

•	Zhejiang Yiting Medical Technology Co., Ltd was incorporated on September 17, 2021.

•	We incorporated Farmmi (Hangzhou) Health Development Co., Ltd on September 17, 2021.

•	We incorporated Zhejiang Farmmi Medical Health Technology Co., Ltd on September 18, 2021.

•	We incorporated Zhejiang Farmmi Holdings Group Co., Ltd on September 18, 2021.

•

On September 27, 2021, we acquired Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd (“Jiangxi Xiangbo), from a third party, Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd, for a total price of RMB 70 million (approximately $10.9 million). The acquisition transaction was completed on October 27, 2021. Together with Jiangxi Xianbo, its 100% controlled subsidiary Yudu County Yada Forestry Co., Ltd became a part of us.

•

On September 27, 2021, we signed as a sale and purchase agreement to acquire 100% interest in an entity, Guoning Zhonghao (Ningbo) Trade Co., Ltd, from a third party, Ningbo Guoning Zhonghao Technology Co., Ltd, for a total price of RMB 5,000 (approximately $776). The acquisition transaction was completed on December 1, 2021.

•

On September 27, 2021, Farmmi Agricultural and Hangzhou Dawo Software Co., Ltd, the only shareholders of Zhejiang Forest Food Co., Ltd (“Zhejiang Forest Food”), entered into a Share Transfer Agreement to transfer all of their equity in Zhejiang Forest to Lishui Zhongjun Technology Co., Ltd, an unrelated party, for a total price of RMB 18,200,000 (approximately $2.82 million). The divestment was completed on October 1, 2021. We received the whole proceed of disposal on November 5, 2021. After this transfer, Zhejiang Forest has been divested from the Company.

•

On November 5, 2021, we signed an Equity Transfer Framework Agreement to purchase 124,590,064 shares of Shanghai Jiaoda Onlly Co., Ltd (“Jiaoda Onlly”), a Shanghai Stock Exchange listed company under the ticker 600530.SH, from former shareholders of Jiaoda Onlly for approximately RMB 509 million (approximately US$71.6 million).

•	Lishui Yilong Enterprise Management Co., Ltd, a subsidiary of Nongyuan Network, was incorporated on January 10, 2022. It was deregistered in April 2023.

•	Lishui Yifeng Medical Health Technology Co., Ltd, a subsidiary of Nongyuan Network, was incorporated on January 10, 2022. It was deregistered in April 2023.

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

•

On January 27, 2022, Yitang entered into an agreement to assign its obligations and rights under the Equity Transfer Framework Agreement with respect to Jiaoda Onlly to Shanghai Shijie Decoration Design Engineering Co., Ltd and Shanghai Yunjian Industrial Development Co., Ltd, two unrelated parties.

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

•	We incorporated Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd on May 27, 2022.

•

On May 31, 2022, Farmmi effected a share consolidation of its authorized shares including issued and unissued ordinary shares at the ratio of one-for-twenty-five. As a result of the share consolidation, the Company’s 600,000,000 authorized shares of a single class, par value of US$0.001 each, were consolidated into 24,000,000 shares, par value of US$0.025 each.

•

We formed a wholly-owned subsidiary in Canada, Farmmi Canada Inc. on July 13, 2022. Farmmi Canada is engaged in the production and sales of agricultural products, such as mushroom, as well as agricultural trade business in Canada and other international markets. Farmmi Canada was deregistered on December 31, 2024.

•	We incorporated Zhejiang Suyuan Agricultural Technology Co., Ltd on July 25, 2022.

40

•

On September 26, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued to Streeterville, in an unregistered private transaction, an unsecured promissory note on September 26, 2022 in the original principal amount of $6,440,000.00 (the “Note”), convertible into ordinary shares, $0.025 par value, of the Company (the “Ordinary Shares”), for $6,000,000.00 in gross proceeds. On November 13, 2023, Farmmi and Streeterville entered an Amendment to the Convertible Promissory Note, which, among other things, extended the term of the Note from twelve months to twenty four months from the Purchase Price Date, or until September 28, 2024. On January 12, 2024, the Company and Streeterville entered into a Forbearance Agreement under which Streeterville agreed to withdraw the December Redemption Notice and not to seek to enforce any remedies under the Note with respect to the December Redemption Notice. In exchange for the forbearance, the Company agreed to pay to Streeterville a forbearance fee equal to ten percent (10%) of the outstanding balance of the Note.

•

On September 30, 2022, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd, the then-shareholder of FLS Mushroom, entered into a Share Transfer Agreement and Supplementary Agreement to transfer all of the equity in FLS Mushroom to Zhejiang Jingcai Industrial Co., Ltd, an unrelated party, for RMB 24.1 million. The divestiture of FLS Mushroom was completed following the closing of the transaction.

•

In November 2022, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd formed a new subsidiary, Ningbo Farmmi Baitong Trading Co., Ltd (“Farmmi Ningbo”). Farmmi Ningbo is engaged in the production and sales of agricultural products, such as mushroom, as well as agricultural trade business.

•

In March 2023, at the annual meeting of the Company, the shareholders approved an ordinary resolution that the authorized share capital of the Company be increased from (i) US$600,000, divided into 24,000,000 ordinary shares of US$0.025 par value each, to (ii) US$2,500,000, divided into 100,000,000 ordinary shares of US$0.025 par value each, by the creation of additional 76,000,000 ordinary shares of US$0.025 par value each.

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

•

On September 21, 2023, at an extraordinary general meeting of shareholders, the Company’s shareholders approved an ordinary resolution that, immediately following the Share Consolidation, the authorized share capital of the Company be increased from (i) US$2,500,000 divided into 12,500,000 ordinary shares of US$0.20 nominal or par value each, to (ii) US$100,000,000 divided into 500,000,000 ordinary shares of US$0.20 nominal or par value each, by the creation of an additional 487,500,000 ordinary shares of US$0.20 nominal or par value each.

•

On January 31, 2024, Zhejiang Suyuan Agricultural Technology Co., Ltd (“Suyuan”), a wholly owned subsidiary, entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd, an unrelated third party. Pursuant to the agreement, Suyuan sold 100% of the equity of its wholly owned subsidiary, Zhejiang Farmmi Holdings Group Co., Ltd (“Farmmi Holding”), to the buyer for RMB 43.1 million (approximately $6.0 million). The sale of Farmmi Holding was to reduce the costs associated with maintaining Farmmi Holding and its wholly owned subsidiary, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd (“Farmmi Agriculture”). After the share transfer, Farmmi Agriculture’s contractual arrangements with Nongyuan Network has been transferred to the buyer.

•

On July 30, 2024, the Company entered into a note purchase agreement (the “Purchase Agreement”) with Atlas Sciences, LLC, a Utah limited liability company (the “Atlas”), pursuant to which the Company issued to Atlas an unsecured promissory note dated July 30, 2024 in the original principal amount of $5,355,000.00 (the “Atlas Note”) for $5,000,000.00 in gross proceeds. The Company used all of the proceeds from the Atlas Note to repay its indebtedness owed to Streeterville Capital, LLC under the Convertible Promissory Note it issued on September 26, 2022.

•

On August 22, 2024,  the Company and certain institutional investors  entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such Purchasers an aggregate of 3,433,167 ordinary shares, par value $0.20 per share, in a registered direct offering and Series A warrants to purchase up to 3,433,167 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $1.03 million before deducting the placement agent’s fees and other estimated offering expenses.

•

On September 18, 2024, Farmmi International Limited, a wholly owned subsidiary of the Company (“Farmmi International”), entered into a share transfer agreement with Lishui Jiuanju Trading Co., Ltd, an unrelated third party. Pursuant to the agreement, Farmmi International sold 100% of the equity of its wholly owned subsidiary, Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd, to the buyer for RMB 12,000 (approximately $1,700.00). Prior to the entry into the agreement, Farmmi Ecology’s 5% equity interest in Zhejiang Yitang Medical Service Co., Ltd, a wholly owned subsidiary of the Company, had been transferred to Farmmi (Hangzhou) Health Development Co., Ltd, a subsidiary.

•

On September 23, 2024, Farmmi International entered into a share transfer agreement with Jiuanju, pursuant to which Farmmi International sold 100% of the equity of its wholly owned subsidiary, Lishui Farmmi Technology Co., Ltd, to the buyer for RMB 620,000 (approximately $88,070). Prior to the entry into the agreement, Farmmi Technology’s 50% equity interest in Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd, a wholly owned subsidiary of the Company, had been transferred to Farmmi (Hangzhou) Enterprise Management Co., Ltd, a subsidiary.

•

In July 2024, Farmmi USA Inc , a wholly-owned subsidiary of the Company, formed SuppChains Group Inc , a California corporation (“SuppChains”). Upon formation, Farmmi USA owns directly 75% of the outstanding shares of SuppChains, with the remaining 25% owned by Ttone Trucking Inc, a California company owned by Hui Xu, an unrelated third party.

•

In October 2024, SuppChains formed a wholly-owned subsidiary, SuppChains Transport Inc (“SuppChains Transport”), a California corporation. SuppChains and SuppChains Transport mainly conduct warehousing and logistics services business in the U.S.

•

On November 4, 2024, the Company formed a wholly owned subsidiary, Zhejiang Famimi Biotechnology Co., Ltd (“Famimi”), with the Company’s wholly-owned subsidiaries, Zhejiang Suyuan Agricultural Technology Co., Ltd and Lishui Farmmi E-Commerce Co. Ltd, owning 95% and 5%, respectively, of the equity of Famimi. Famimi is focused on agricultural product export trading business for edible fungi and other agricultural products.

B. Business Overview

General

We are a supplier of agricultural products. Our business has historically been focused on the processing and/or sales of a variety of mushrooms, edible fungi and other agricultural products. In the recent years, in response to the market demand, our product sales have been more evenly divided among Shiitake mushrooms, Mu Er mushrooms, and bulk agricultural commodity trading such as cotton and corn bulk trading.

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

We are headquartered in the edible fungi rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s eighth largest province in population in 2021 according to the seventh census in China, with 65.4 million residents. As the first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most developed provinces in China. Its province-wide GDP of approximately RMB 8.25 trillion in 2023 placed it as the fourth highest in China in aggregate amount and fifth per capita.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.52 million residents live in the city, and city-wide GDP is approximately RMB 196 billion in 2023. Lishui’s primary industries include food processing, wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceuticals and electronic machinery. Lishui has cultivated edible fungi for almost 1,000 years. It is one of the major production areas of edible fungi in the southeastern China. Lishui produces approximately 0.6 million tons of edible fungi every year, contributing to 50% volume of Zhejiang Province. Lishui also has rich species of edible fungi, among which there are over 30 species of commercially cultivated mushroom.

We sell most of our products to domestic distributors in China, which then sell in China and internationally. For the year ended September 30, 2024, we sold approximately 98.66% of our products in China and 1.34% outside mainland China, including in the U.S., Japan, Canada, and other countries or regions. Prior to January 15, 2023, we also had sold our products online through our own e-commerce platforms, Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat). All of our online platforms were closed as of January 15, 2023 because of the costs and expenses associated with their operations.

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

Product quality is always our main focus. We have established a food quality traceability system to trace and correct any possible quality issues in any step. We have also established a sound quality management system and have obtained the BRC international food certification issued by Intertek Certification Ltd to certify we meet the BRC Global Standard for Food Safety, and Food Safety Management System Certificate issued by China Quality Certification Centre to certify we meet the GB/T 27341-2009/GB 14881-2013 standard.

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

E-commerce for Agricultural Products

E-commerce is the trading or facilitation of trading in products or services using computer networks, such as the Internet. There are different kinds of e-commerce business models: web portal model, online content provider, online retailer, online distributor, online market maker, online community provider and cloud application service provider. Our online sales operations make profits by selling products made by the manufacturers online.

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

Lishui Shangeng

For the fiscal year ended September 30, 2024, we mainly process and/or trading four categories of agricultural products: Shiitake mushrooms, Mu Er mushrooms, cotton, corn, other edible fungi, and other agricultural products.

Shiitake

The Shiitake (Xiang Gu in Chinese and Lentinula edodes in Latin) is a variety of mushroom that originated from Eastern Asia. Shiitake have many uses in the cuisines of East Asia. In Chinese cuisine, they are often sautéed in vegetarian dishes such as Buddha’s Delight. In Japan, they are served in miso soup, used as the basis for a kind of vegetarian soup called dashi, and as an ingredient in many steamed and simmered dishes. As a potent immune-boosting mushroom, it has antitumor and antiviral properties and can potentially lower blood pressure and cholesterol if consumed regularly.

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

Mu Er

Mu Er (also known as auricularia heimuer or black ear fungus) is a variety of mushroom that is dark brown to black and native to Asia and some Pacific islands with humid climates. It is usually sold in dried form and needs to be soaked in water before use. It has little real flavor of its own and has slippery but slightly springy and crunchy texture. It is commonly found in “Hot and Sour Soup”, and also widely used in stir-fried dishes. Mu Er has potential medicinal properties. For example, it is believed that it can help with health issues by benefiting the lungs, stomach and liver if consumed regularly.

Depending on the growing area, our Mu Er products include varieties from Zhejiang Mu Er and Northeastern Mu Er. Depending on the shape, our Mu Er products include Mu Er in whole and Mu Er strings. According to some clients’ requirements, we also provide washed Mu Er which is cleaner than normal Mu Er products after we soak dried Mu Er in water to make it flat and remove the hidden impurities.

Other edible fungi

Based on the clients’ needs and the supply, we also process and sell other edible fungi from time to time, such as bamboo fungi (Zhu Sun in Chinese), agrocybe aegerila (Cha Shu Gu in Chinese), pleurotus eryngii (Xin Bao Gu in Chinese), grifola frondosa (Hui Shu Hua in Chinese), coprinus comatus (Ji Tui Gu in Chinese), and hericium erinaceus (Hou Tou Gu in Chinese).

Other agricultural products

Historically, we had sold tea and other agricultural products through our online stores and e-commerce channels. The online sales platforms had helped diversify our product categories and expand our product sales. In June 2021, we started our bulk agricultural commodity trading business through Zhejiang Farmmi Agricultural Supply Chain Co., Ltd and Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd.

For agricultural product trading business, we use our well-developed channels to purchase certain agricultural commodities from upstream third-party suppliers and then sell them directly to third-party customers. Our bulk product trading volumes are typically adjusted depending on the seasonality of agricultural products and market demand. Corn and cotton have accounted for a large percentage of our bulk commodity trading operations. We expect to make product and volume adjustments as needed in our agricultural commodity trading operations in response to customer demand and market condition.

Raw Materials and Suppliers

As a supplier of edible fungi products, we deal with raw materials which primarily include Shiitake mushrooms, Mu Er, and other bulk dried edible fungi. We typically enter into a standard form of agreements with our suppliers, including major suppliers and family farms, which set forth the terms and conditions of the transactions, subject to specific quantity and price terms to be set forth in subsequent purchase orders. The purchase agreements provide that we and the suppliers are independent parties. These companies and family farms supply dried edible fungi materials to us based on our purchase orders. We then further process the edible fungi.

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

Most of our family farm suppliers conduct their initial and rough sorting manually. Some family farms may use machines to conduct advanced sorting so the percentage of the dried fungi within the size range required by us is higher. We pay higher purchase prices to these family farms because they can save us time on initial sorting. In addition, while most of our raw materials are fungi in whole, if our clients need Shiitake slice products, we will purchase dried Shiitake slices to process at our own facilities. If our clients need Mu Er string products, we will use our own equipment to cut the dried whole Mu Er into strings.

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

Previously, we purchased all raw materials directly from various family farms. In March 2016, some of the family farms we cooperated with established JLT and QNMI as co-operatives to represent local family farms. On April 1, 2016, we entered into a three-year framework purchase agreement with each of JLT and QNMI. The framework purchase agreements were renewed for another three years in April 2022 upon expiration. Since April 2016, we switched to JLT and QNMI for the majority of our purchases from individual family farms. Therefore, since the year ended September 30, 2016, JLT and QNMI, have been our major suppliers related edible fungi. For the years ended September 30, 2024, 2023, and 2022, JLT and QNMI contributed 23.8% and 22.3%, 13.5% and 7.9%, and 20.9% and 9.3%, respectively, of our edible fungi raw material supplies, respectively. The allocation of our total purchases vary from time to time between these two major suppliers depend upon the specific needs of our clients at certain point of time. JLT is located in Jingning County and QNMI is located in Qingyuan County. These two counties are famous for growing different kinds of edible fungi due to their unique geographic characteristics. As such, we order different types of mushrooms from these two companies. For instance, when we need flower Shiitake, we order it from JLT since Jingning County is famous for growing flower Shiitake. When we need Dengwai Shiitake, we order it from QNMI since Qingyuan County is famous for growing Dengwai Shiitake. Therefore, their respective supplies to us vary from time to time. As the quantity of different kinds of edible fungi ordered by our clients vary, the quantitative allocation of supplies among JLT, QNMI and other family farms changes.

In addition, we cooperate with a number of family farms which may provide dried edible fungi directly to us. We have a few employees who provide technology support to the family farms. These family farms are located in Zhejiang Province, Henan Province, Hubei Province, Jiangxi Province, Fujian Province and Jilin Province.

Shiitake

Among the family farms that we cooperate with, 5 are located in Qingyuan County, Lishui, Zhejiang Province. One of our major suppliers, QNMI, is located in Qingyuan County. We have also set up a branch in Qingyuan to have a closer access to the raw materials. Qingyuan is the birthplace of artificial cultivation of Shiitake dating back to about 1,000 years ago. The county of Qingyuan is located in a warm monsoon climate which is considered ideal for the cultivation of Shiitake. The county was officially named by Chinese Government as “The Town of Lentinula Mushroom in China” in 1994. Qingyuan Shiitake is a China national recognized “protected geographical indication product”. A geographical indication product is a product named by the geographical location because of its premium quality and unique production location. The value of the public brand “Qingyuan Lentinula Mushroom” was estimated as RMB 4.926 billion (approximately $0.77 billion) in 2022. The brand was the No. 1 public brand in edible fungi category in China for eight years in a row.

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

	a.	How well farms keep track of the cultivation process

Our supplier farms are responsible for complying with legal requirements and our quality standards. First of all, they need to produce edible fungi in compliance of PRC law about food safety. Our purchase agreements with family farms also provide that the family farms shall accept the guidance of local governmental agencies of the industry and the technical organization and shall produce the products in compliance of the standardized specifications. Second, the family farms should record the whole production process according to the traceability requirements. The products provided by the family farms should comply with the relevant quality standards and our requirements for the species and the specifications. We have the right to exam the farms, conduct the sampling inspection, and require the suppliers to correct the problems.

In order to enter into the trading of agricultural products in bulk, the Company signed a framework agreement on agricultural products purchase and sales cooperation with Ningbo Caixiang Trading Co., Ltd on May 25, 2021. Ningbo Caixiang Trading Co., Ltd is located in Ningbo City, a port city, and is the gathering and distributing place of agriculture products in bulks in the Yangtze River (Chang Jiang) Delta region, with rich resources of agricultural products. The contract with Ningbo Caixiang Trading Co., Ltd expired in May 2022, and the two parties renewed the agricultural product supply agreement in May 2022, with a validity of 3 years. The agreement agreed that Ningbo Caixiang should provide the Company with agricultural products of no less than RMB 200 million yuan (including but not limited to cotton, corn, etc.) and pay part of the payment in advance to lock up the goods.

On April 1, 2020, the Company signed a framework cooperation agreement with Lishui Zhelin Trade Co., Ltd (“Zhelin Trade”), which is valid for 4 years. Zhelin Trade is located in the agricultural product distribution center in Liandu District - Southwest Zhejiang Agricultural Trade City, which has convenient logistics and timely agricultural product information. Therefore, the cooperation agreement stipulates that Zhelin Trade will process and deliver edible mushroom products on behalf of Zhelin Trade, and the Company is required to make advance payment to ensure the timeliness of goods supply and delivery.

Due to the increase of edible fungus business and preventing untimely supply of goods arising from natural disasters, the Company signed a cooperation agreement with Suizhou Huayu Ecological Agriculture Co., Ltd on August 1, 2022. Suizhou Huayu is located in Suizhou City, Hubei Province. Suizhou City is the main production area of edible fungi in central China. The cultivation of edible fungi in this area is mainly family farms and cooperatives. Advance payment is required to ensure supply, The timely and stable supply of goods and the quality of goods can be guaranteed by paying the suppliers in advance.

Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for doubtful accounts of nil and $3,176 was made for certain advances to suppliers as of September 30, 2024 and 2023.

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand and crop condition etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

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

56

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

Quality Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period
Processing of dried
cultivated edible
fungi products by
			BRC Global	sorting, drying and
Intertek	BRC Certificate of	Farmmi	Standard for Food	packing in plastic
Certification Ltd	Registration	Biotechnology	Safety	bags	2023.9.13 to 2025.10.2

			GB/T 27341-	Processing of Dried
China Quality	HCCP system	Farmmi	2009/GB 14881-	Mushroom and
Certification Centre	Certificate	Biotechnology	2013	Dried Black Fungus	2024.9.16 to 2027.9.27

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

For Mu Er, we use additional process of burning mushroom filaments to refine the quality. After the workers finish the check and examination of the Mu Er on the conveyor belt, when it is falling to the oscillating screen, a fire device in front projects fire so the impurities which are hard to remove by hand such as mushroom filaments can be burned. In accordance with some clients’ requirements, we also soak dried Mu Er in water to make it flat and remove the hidden impurities.

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

Most of our products are sold in mainland China. The chart below is a breakdown of total revenues by geographic market for the years ended September 2024, 2023, and 2022, respectively.

	For the years ended September 30,
	2024	2023	2022
International Markets	1.3%	0.6%	1.8%
Domestic Markets	98.7%	99.4%	98.2%
Total	100.0%	100.0%	100.0%

International Markets and Customers

The majority of our export items are dried Shiitake and dried Mu Er. They are sold to international markets through a related party, Forasen Group (until March 2018), and unaffiliated trading companies in China. Currently we export dried edible fungi including dried Shiitake and dried Mu Er. In the fiscal year 2024, approximately 93.88% of our export revenues are from Japan, the Middle East and Canada (including approximately 25.47% from the Middle East, 8.19% from the U.S., 17.08% from Japan, 37.87% from Canada, and 10.87% from Europe). The remaining approximately 6.12% of our export revenues comes from other countries.

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

Since the beginning of 2018, we have signed multiple sales contracts with Qingdao Gabsan Trading Co., Ltd, a Chinese trading company affiliated with H-MART Group, a supermarket chain which operates Korean supermarkets in the U.S., Canada, Europe and India.

We plan to continue increasing our export sales and develop more export customers. We intend to further investing our resources in promoting overseas market, including attending more export fairs and developing cross-border e-commerce.

Domestic Markets and Customers

Six categories of our products are mostly sold in China. Our domestic sales used to depend heavily on our major clients, Yunmihui contributed 55% of our total sales for the year ended September 30, 2024. Yunmihui and Hongren International contributed to 40.5% and 11.7% of our total sales for the year ended September 30, 2023, respectively. Yunmihui and Senjiayamei contributed to 31.2% and 15.6% of our total sales for the year ended September 30, 2022, respectively.

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

2. Established supplier relationships. We have strong relationships with our significant suppliers to ensure access to relatively high-quality dried edible fungi. We have built long time and stable relationship with the family farms that we cooperate with. Our employees provide technological support to the family farms in need. Our procurement price is usually higher than the market price. Some of the family farms have cooperated with us for more than 10 years. They provide steady supply of raw materials to us.

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

2. Lack of experience in E-commerce. We had previously devoted substantial resources to our decision to build, develop and reconstruct our online stores. Since then, we have closed all online stores due to unsuccessful operation. We do not have the experience required for scaled e-commerce operations. As a result, our product sales have primarily relied on traditional sales channels which may limit our growth and prospects.

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

One of our key competitors is Zhejiang Jingning Nature Food Co. Ltd (“Jingning”), also in Lishui. Founded in 1987, Jingning has a facility in Lishui that covers approximately 18,000 square meters and fixed assets worth more than RMB 1 billion. Jingning’s products have been awarded for quality and technology, and its brand has been recognized as a “Famous Brand of Lishui”.

Another competitor is Zhejiang Tianhe Food Co., Ltd (“Tianhe”), which is also based in Lishui. Founded in 1979, Tianhe operates four facilities in Zhejiang for processing and packaging fresh and dried products, as well as a retail site in Shanghai. Tianhe offers a variety of specialty products, including in particular, fresh mushroom products. Tianhe’s operations include 9 acres of land, 16,000 square meters of production facilities and 4,000 square meters of refrigeration facilities.

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

62

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

2021

The first batch of assured consumer company in Liandu District

Key agricultural leading enterprises in Liandu District, Lishui City

Zhejiang Farmmi Biotechnology Co., Ltd and Zhejiang Farmmi Food Co., Ltd subsidiaries awarded title of Sunshine Factory

2022

Joined the National Restaurant Association.

The tenth batch of city-level key agricultural leading enterprises of Lishui, Zhejiang Province

Business Development Efforts

We believe technological innovations will help our Company achieve its long-term strategic objectives.

Our business development employees provide technology support to the family farms in need, improve the technology used in our production, and help with the maintenance of our online stores. Over the past three fiscal years, we spent, in aggregate, RMB 86,955 for intellectual property and RMB 3,516,698 on software and website development, technical service and product design.

In July 2019, we appointed Eitan Neubauer as a senior technology consultant. Mr. Neubauer serves as the CEO of the Israel-based Neubauer Agro-Business & Projects Company. He previously held the position of Counselor of Agriculture, Science and International Cooperation of the Israeli Embassy in China and has considerable experience in trade management and agricultural technology.

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

Marketing Channels

We mainly market our products by attending trade fairs, such as The China Import and Export Fair, Anuga (originally short for Allgemeine Nahrungs und Genussmittel-Ausstellung, a leading international food fair) and FOODEX JAPAN.

Capital Expenditures and Divestitures

We had capital expenditures of approximately $29,450, $314, and $2,946 for the years ended September 30, 2024, 2023 and 2022, respectively.

We do not have any principal capital expenditures since the beginning of the last three fiscal years to the date of this report or any principal capital expenditures in progress.

On September 18, 2024, Farmmi International Limited (“Farmmi International”), a wholly owned subsidiary of the Company, entered into a share transfer agreement with Lishui Jiuanju Trading Co., Ltd (“Jiuanju”), an unrelated third party. Under the agreement, Farmmi International sold 100% of the equity of its wholly owned subsidiary, Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd (“Farmmi Ecology”), to the buyer for RMB 12,000 (approximately $1,700). The sale of Farmmi Ecology was to reduce operational costs associated with maintaining Farmmi Ecology. Prior to the entry into the agreement, Farmmi Ecology’s 5% equity interest in Zhejiang Yitang Medical Service Co., Ltd, a wholly owned subsidiary of the Company, had been transferred to Farmmi (Hangzhou) Health Development Co., Ltd, a subsidiary of the Company. The purchase price paid by the buyer to Farmmi International was determined based on the fair value of Farmmi Ecology.

On September 23, 2024, Farmmi International entered into a share transfer agreement with Jiuanju, pursuant to which Farmmi International sold 100% of the equity of its wholly owned subsidiary, Lishui Farmmi Technology Co., Ltd (“Farmmi Technology”), to the buyer for RMB 620,000 (approximately $88,070). The sale of Farmmi Technology was to reduce operational costs. Prior to the entry into the agreement, Farmmi Technology’s 50% equity interest in Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd, a wholly owned subsidiary of the Company, had been transferred to Farmmi (Hangzhou) Enterprise Management Co., Ltd, a subsidiary of the Company. The purchase price paid by the buyer to Farmmi International was determined based on the fair value of Farmmi Technology.

Governmental Support

Our local government has been supporting our development in different ways, including providing subsidies. The following chart is a summary of selected projects.

			Subsidy Amount
Year	Governmental Agency	Project	(RMB)

2022	Liandu District, Lishui City	Other taxes subsidy	2,404
		Chinese New Year job subsidy	1,500
		Export subsidy	1,000,000
		Agricultural subsidy	10,000
		Exhibition subsidy	7,700
		Food safety subsidy	20,000
		Job training subsidy	8,500
		Product international certification award	10,000

2023	Xiaoshan District, Hangzhou City	Fund raised in capital market	10,151,164
2024	Liandu District, Lishui City	Job stabilization subsidy、Provincial subsidies for leading enterprises、Funds to encourage exports	65,066.91

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

On December 19, 2020, MOFCOM and NDRC released the Measures for the Security Review of Foreign Investments, which took effect on January 18, 2021. For foreign investments within the following scope, foreign investors or the relevant parties in China (hereinafter referred to collectively as the “parties concerned”) shall take the initiative to declare to the office of the working mechanism prior to implementation of the investments:…(II) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies and other important fields relating to national security, and obtaining the actual controlling stake in the investee enterprise. Prior to a decision made by the office of the working mechanism, the parties concerned shall not make the investment. The parties concerned shall not make the investment unless the office of the working mechanism decides that security review is not required. Where the declared foreign investment affects national security, a decision on prohibiting the investment shall be made. Foreign-invested entities of the group have businesses that conduct Internet services but not related to national security within the scope of the regulations above.

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

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC subsidiaries or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC subsidiaries or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

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

On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators. According to the PRC Anti-Monopoly Law, if a business operator carries out a concentration in violation of the law, the relevant authority shall order the business operator to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore the pre-concentration status, and impose a fine of up to RMB 500,000.

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the amended Anti-Monopoly Law, which increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB 5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The amended Anti-Monopoly Law also empowers the relevant authority to investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

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

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2016 MIIT Catalog, which took effect on March 1, 2016. According to the 2016 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating websites is classified as commercial ICP services. Before we sold Zhejiang Farmmi Holdings Group Co., Ltd ,we through Nongyuan Network, the PRC VIE before, hold an ICP license that is valid until August 14, 2021. And according to the announcement from Zhejiang Communication Administration, the IPC license does not need to be renewed anymore.

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

The draft Foreign Investment Law for the first time defines “foreign investor,” “foreign investment,” “Chinese investor” and “actual control.” A foreign investor is not only determined based on the place of its incorporation, but also on the conditions of the “actual control.” The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trust, will be treated as Foreign-invested enterprises, or FIEs, whereas foreign investment in China in the foreign investment restricted industries by a foreign investor may nonetheless apply for being, when approving market entry clearance by the foreign investment administration authority, treated as a PRC domestic investment if the foreign investor is determined by the foreign investment administration authority as being “controlled” by PRC subsidiaries and/or citizens. In this connection, “actual control” is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

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

In July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Reform Plan for the Taxation and Administration System of State Taxes and Local Taxes (hereinafter referred to as the Reform Plan). The Reform Plan clearly stipulates that from January 1, 2019, all social insurance premiums, such as basic old-age insurance premium, basic medical insurance premium, unemployment insurance premium, industrial injury insurance premium and maternity insurance premium, will be levied by the tax authorities. The Reform Plan makes the collection of social insurance fees more transparent and standardized and reduces a certain degree of flexibility that enterprises can enjoy before. For enterprises that have not paid all the related fees before, the Reform Plan will increase the financial burden of enterprises, which may even face administrative penalties and illegal risks. The details of how to levy social insurance fees need to be clarified.

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

In addition, the Notice of the General Affairs Department of SAFE on The Relevant Operation Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which was promulgated on August 29, 2008 by SAFE, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

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

In July 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or Circular 36, on August 4, 2014. This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

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

Farmmi (Hangzhou) Enterprise Management Co., Ltd (“Farmmi Enterprise”)

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

Zhejiang Farmmi Food Co., Ltd (“Farmmi Food”)

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

Lishui Farmmi E-Commerce Co., Ltd (“Farmmi E-Commerce”)

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

Zhejiang Farmmi Biotechnology Co., Ltd (“Farmmi Biotech”)

We incorporated Farmmi Biotech on April 7, 2021, with initial registered capital of RMB 20 million.

Zhejiang Farmmi Agricultural Supply Chain Co., Ltd (“Farmmi Supply Chain”)

We incorporated Farmmi Supply Chain on May 11, 2021, with initial registered capital of RMB 100 million.

Zhejiang Yitang Medical Service Co., Ltd (“Yitang Medical”）

We incorporated Yitang Medical on September 7, 2021, with initial registered capital of RMB 100 million.

Zhejiang Yiting Medical Technology Co., Ltd (“Yiting Medical”)

We incorporated Yiting Medical on September 17, 2021, with initial registered capital of RMB 10 million.

Farmmi (Hangzhou) Health Development Co., Ltd (“Farmmi Hangzhou Health Development”)

We incorporated Farmmi Hangzhou Health Development on September 17, 2021, with initial registered capital of US $300 million.

Zhejiang Farmmi Healthcare Technology Co., Ltd (“Zhejiang Farmmi Healthcare”)

We incorporated Farmmi Medical Healthcare on September 18, 2021, with initial registered capital of RMB 500 million.

Jiangxi Xiangbo Agriculture and Forestry Development Co., Ltd (“Jiangxi Xiangbo”)

On September 27, 2021, we acquired Jiangxi Xiangbo from Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd for a total price of RMB 70 million. Together with Jiangxi Xiangbo, its 100% percent subsidiary Yudu County Yada Forestry Co., Ltd became the subsidiary of FAMI.

Guoning Zhonghao (Ningbo) Trade Co., Ltd (“Guoning Zhonghao”)

On September 27, 2021, we acquired Guoning Zhonghao from Ningbo Guoning Zhonghao Technology Co., Ltd and Jianxin Huang for a total price of RMB 5,000.

Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd (“Farmmi Eco Agri-Tech”)

We incorporated Farmmi Eco Agri-Tech , or Farmmi Eco Agri, on May 27, 2022, with initial registered capital of RMB 100 million.

Zhejiang Suyuan Agricultural Technology Co., Ltd (“Suyuan”)

We incorporated Zhejiang Suyuan Agricultural Technology Co., Ltd on July 25, 2022, with initial registered capital of US$100 million.

Ningbo Farmmi Baitong Trading Co., Ltd

We incorporated Ningbo Farmmi Baitong Trading Co., Ltd on  November 17, 2022, with initial registered capital of RMB 20 million.

Farmmi USA Inc. (“Farmmi USA”)

On April 30, 2023, we incorporated a wholly-owned subsidiary in the United States of America, Farmmi USA Inc. (“Farmmi USA”). Farmmi USA engages in trading in USA.

SuppChains Group Inc (“SuppChains”)

Farmmi USA formed SuppChains Group Inc, a California corporation in July 2024. Farmmi USA owns directly 75% of the outstanding shares of SuppChains, with the remaining 25% owned by Ttone Trucking Inc, a California company owned by Hui Xu, an unrelated third party. SuppChains mainly conducts warehousing and logistics services business in the U.S.

SuppChains Transport Inc (“SuppChains Transport”)

SuppChains formed SuppChains Transport Inc, a California corporation and a wholly-owned subsidiary, in October 2024. SuppChains Transport mainly conducts warehousing and logistics services business in the U.S.

Zhejiang Famimi Biotechnology Co., Ltd (“Famimi”)

On November 4, 2024, we formed Famimi, a wholly-owned subsidiary in China, with Suyuan and Farmmi E-Commerce each holding 95% and 5% of the equity. Famimi focuses on agricultural product export trading business for edible fungi and other agricultural products.

D. Property and Equipment

We do not own any real property. We rent our factories in Lishui from our related parties, Zhejiang Tantech Bamboo Technology Co., Ltd, for processing dried edible fungi and a floor in an office building in Hangzhou from third parties. The following is a list of our main properties we rent:

Productive
		Land/Building	Space		Capacity		Extent of	Products
Lessee	Property	Use Term	(m2)		(ton)		Utilization	Processed
Shiitake,
	# 5 Building, 888							Mu Er,
	Tianning Street, Liandu							other
Zhejiang Farmmi	District, Lishui City,							edible
Biotechnology Co., Ltd	Zhejiang Province	July 14, 2021 - July 13, 2031	1,914	(1)	1,818.3		95%	fungi

	1st floor of #1, Basement							Shiitake,
	of Building 1, 888							Mu Er,
	Tianning Street,							other
	Lishui City,	August 1, 2020 - July 31,						edible
Farmmi Food	Zhejiang Province	2031	936.84	(2)	890		95%	fungi

floor 1 of Building
4, Basement of Building
4, 888 Tianning Street,
	Lishui City, Zhejiang	August 1, 2020 - July 31,
Farmmi Food	Province	2031	242.97		230	(3)	95%	N/A

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

Business Overview

We currently produce and/or sell the following categories of agricultural products: Shiitake mushrooms, Mu Er, cotton, corn, forestry and other products. We do not grow fungi, but purchase dried edible fungi from third party suppliers, mainly from family farms, and two co-operatives representing family farms, Jingning Liannong Trading Co. Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”), with whom we have worked with for many years. JLT and QNMI are two companies in Lishui area where our facilities are located. They are co-operatives representing family farms which plant and provide edible fungi. JLT and QNMI themselves do not have any facility and do not process any fungi. They are established to share resources such as procurement information and to enjoy the advantage of economy of scale. After we select and filter the dried edible fungi for specific size and better quality, we may further dehydrate them again, as deemed necessary, to ensure the uniform level of dryness of our products. We then package the fungi products for sale. The only products we process and package are edible fungi, which are processed and packaged at our own processing facilities. For other agricultural products, such as rice and edible oil, we purchase them from third-party suppliers and sell these products at our online store Farmmi Jicai. Mainly through distributors, we offer gourmet dried mushrooms to domestic and overseas retail supermarkets, produce distributors and foodservice distributors and operators. We have become an enterprise with advanced processing equipment and business management experience, and we pride ourselves on consistently producing quality mushrooms and serving our customers with a high level of commitment.

During the fiscal year ended September 30, 2024 98.66% of our products were sold in China to domestic distributors and the remaining 1.34% were sold outside mainland China, including the U.S., Japan, Canada and other countries or regions, through distributors. We tested a few offline stores in Hangzhou, Zhejiang but closed them by March 2020 due to the impact of the COVID-19 outbreak. In addition, in order to enhance our e-commerce marketing presence, we developed our own e-commerce websites Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat; closed on December 31, 2020).

Our total revenues for the year ended September 30, 2024 decreased by $46.2 million or 41.9%, compared to the same period in 2023. We expect our sales of edible fungi products will grow in the coming years, as the consumption of fungi products in China has been rising significantly, and edible fungi has become one of the most important parts of planting industry. Meanwhile, although China has the most production of edible fungi, consumption of edible fungi per capita is significantly lower than other countries such as USA and Japan. Therefore, there is great potential for the sales of edible fungi in the Chinese market as well as the international markets. We believe our sales will grow in the future with our increased brand awareness, which will grow along with the demand for edible fungi products.

Growth Strategy

Increasing our market share – the premium quality of our products has long been recognized by our customers. Consumers’ increasing awareness of healthy dietary may lead to increased demand of our products. Our development plan mainly focuses on developing high-quality agricultural products market. Through our expansion to international market and enhancing stable relationship with suppliers, we expect to expand our product lines and improve our brand awareness and customer loyalty, to meet the demands of market and customers, and improve our sales performance.

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

Securing high quality raw materials with competitive price – to meet the increasing demand for our products, we have been increasing our cooperation with major suppliers, with whom we have been working together for many years, to secure the quality and quantity of our raw materials. We also have dedicated teams that constantly visit and communicate with the family farm suppliers, to monitor the quality and quantity of raw materials. By working closely with our suppliers throughout the planting seasons, we have been providing such suppliers technical support to secure the stable supply of our raw materials. With our deep understanding of the edible fungi market, we have been able to purchase raw materials of premium quality at favorable prices. Edible fungi can be stored for a long time after simple processing; therefore, we have been purchasing edible fungi when we expect their purchase price to increase and store them to fulfill future sales orders. This strategy has been proven effective and will continue to be used by us as a cost control method.

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

Price Inelasticity of Raw Materials May Reduce Our Profit

As a processor of edible fungi, we rely on a continuous and stable supply of edible fungi raw materials to ensure our operation and expansion. The price of edible fungi may be inelastic when we wish to purchase supplies, resulting in an increase in raw material prices and thus reduce our profit. In addition, although we compete primarily in the high-end market which puts more emphasis on the flavor, texture and quality of our products, we risk losing customers by increasing our selling prices.

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

On the other hand, although we believe we distinguish our Company from competitors on the basis of product quality, the edible fungi industry is fragmented and subject to relatively low barriers of entry. Many of our competitors can provide products at relatively lower prices to increase their supplies, which may affect our profit margins as we seek to compete with them.

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

As the table below illustrates, our sales volume of Shiitake mushroom for the year ended September 30, 2024 was approximately 1,496 tons, representing a decrease of 139 tons as compared with 1,635 tons sales volume in fiscal 2023. The decrease in sales of Shiitake mushroom was due to market demand declined which reduced orders by customers. At the same time, our sales volume of Mu Er for the year ended September 30, 2024 was approximately 1,186 tons, representing a decrease of 117 tons, as compared with 1,303 tons sales volume in fiscal 2023. The sales volume of Mu Er decreased due to market demand declined which reduced orders by customers. As China’s mushroom industry is moving from rapid expansion to a more mature stage, we expect the effect of industry growth on promoting our sales volume will decrease.

	Shiitake	Mu Er
Period	(tons)	(tons)
Oct/23	212.25	102.37
Nov/23	105.71	90.51
Dec23	82.54	112.38
Jan/24	230.38	99.67
Feb/24	87.01	81.11
Mar/24	106.67	96.71
Apr/24	130.89	122.21
May/24	112.12	93.71
Jun/24	109.57	97.77
Jul/24	106.53	92.65
Aug/24	93.68	110.50
Sep/24	118.63	86.42
Total sales volume for fiscal 2024	1,496.00	1,186.00
Average unit selling price per ton for fiscal 2024	$11,895	$12,501

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

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. We maintain allowance for doubtful accounts for estimated losses. We review our accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of September 30, 2024 and 2023, allowance for doubtful accounts was approximately $0.3 million and $14,719, respectively.

Inventory, net

We value our inventory at the lower of cost, determined on a weighted average basis, or net realizable value. We review our inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. We recorded inventory reserve of $13,197 and $8,809 as of September 30, 2024 and 2023, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Results of Operations for the Years Ended September 30, 2024 and 2023

	For the year ended September 30,		Variance
	2024	2023	Amount	%
Revenue	$64,131,332	$110,364,887	$(46,233,555)	(41.9%)
Cost of revenues	(60,257,618)	(106,078,132)	(45,820,514)	(43.2%)
Gross profit	3,873,714	4,286,755	(413,041)	(9.6%)
Allowance for doubtful debts	(418,661)	32,007	450,668	1,408.0%
Selling and distribution expenses	(135,848)	(145,292)	(9,444)	(6.5%)
General and administrative expenses	(2,523,520)	(2,132,095)	391,425	18.4%
Income from operations	795,685	2,041,375	(1,245,690)	(61.0%)
Change in fair value of derivative liability	-	873,767	(873,767)	(100.0%)
Interest income	3,887	743,858	(739,971)	(99.5%)
Interest expense	(1,690,551)	(650,813)	(1,039,738)	(159.8%)
Amortization of debt issuance costs	(60,301)	(1,691,609)	1,631,308	96.4%
Government grant	-	1,439,208	(1,439,208)	(100.0%)
Other income, net	265,429	101,520	163,909	161.5%
Loss on disposal of subsidiaries	(3,941,657)	-	(3,941,657)	(100.0%)
(Loss) income before income taxes	(4,627,508)	2,857,306	(7,484,814)	(262.0%)
Income tax expenses	(264)	(313,493)	(313,229)	(99.9%)
Net (loss) income	$($4,627,772)	$2,543,813	$(7,171,585)	(281.9%)

Our revenue is generated from the following major product categories: Shiitake, Mu Er, bulk trading and other products. Since June 2021, the Company’s operations were expanded into bulk agricultural commodity trading, such as cotton and corn bulk trading, The Company obtains control over these commodities as a principal from its suppliers before selling these commodities to its customers.

The following table sets forth the breakdown of our revenues for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,				Variance
	2024	%	2023	%	Amount	%
Tapioca	-	-	$39,977,734	36.2%	$(39,977,734)	100.0%
Corn	$30,971,188	48.4%	27,430,969	24.9%	3,540,219	12.9%
Shiitake	17,791,882	27.7%	19,655,465	17.8%	(1,863,583)	(9.5%)
Mu Er	14,820,286	23.1%	16,301,157	14.8%	(1,480,871)	(9.1%)
Cotton	-	0.0%	5,547,927	5.0%	(5,547,927)	(100.0%)
Red dates	507,083	0.8%	-	-	507,083	100.0%
Cornstarch	-	0.0%	1,338,782	1.2%	(1,338,782)	(100.0%)
Other edible fungi	31,493	0.0%	112,853	0.1%	(81,360)	(72.1%)
Logistic services	9,400	0.0%	-	-	9,400	100.0%
Total	$64,131,332	100.0%	$110,364,887	100.0%	$(46,233,555)	(41.9%)

Total revenues for the year ended September 30, 2024 decreased by $46.2 million, or 41.9%, to $64.1 million from $110.4 million for the year ended September 30, 2023.

The trading of agriculture products (i.e. tapioca, corn, cotton, red dates and cornstarch) was mainly based on market opportunity of matching suppliers and customers. Hence, the sales volume may fluctuate according to market demand and supply and there is no pattern of such agriculture product trading.

Revenue from sales of tapioca decreased by $40.0 million, or 100%, to nil for the year ended September 30, 2024 from $40.0 million for the same period of last year. The decrease was mainly attributable to no trading of tapioca for the year ended September 30, 2024.

Revenue from sales of corn increased by $3.5 million, or 12.9%, to $31.0 million for the year ended September 30, 2024 from $27.4 million for the same period of last year. The increase was mainly attributable to the increase in trading volume for the year ended September 30, 2024 as compared to the same period of last year.

Revenue from sales of Shiitake decreased by $1.9 million, or 9.5%, to $17.8 million for the year ended September 30, 2024 from $19.7 million for the same period of last year, mainly due to the decrease in sales volume from 1,635 tons for the year ended September 30, 2023 to 1,496 tons for the year ended September 30, 2024, which resulted in a decrease of $1.7 million in revenue from sales of Shiitake. The decrease in sales volume of Shiitake was caused by reduced customers’ orders which resulted by the decrease in market demand for Shiitake. The impact of average unit sales price of Shiitake on the revenue from sales of Shiitake was minimal, the average unit sales price of Shiitake was $11,895 per ton for the year ended September 30, 2024 as compared to $12,024 per ton for the same period of last year, which resulted in a decrease of $0.2 million in revenue from sales of Shiitake.

Revenue from sales of Mu Er decreased by $1.5 million, or 9.1%, to $14.8 million for the year ended September 30, 2024 from $16.3 million for the same period of last year, mainly due to the decreased sales volume. Sales volume of Mu Er decreased to 1,186 tons for the year ended September 30, 2024 from 1,303 tons for the same period of last year, which resulted in a decrease of $1.5 million in revenue from sales of Mu Er. The decrease in sales volume of Mu Er was caused by reduced customers’ orders which resulted by the decrease in market demand for Mu Er. The impact of average unit sales price of Mu Er on the revenue from sales of Mu Er was minimal, the average unit sales price of Mu Er was $12,501 per ton for the year ended September 30, 2024 as compared to $12,508 per ton for the same period of last year.

Revenue from sales of cotton decreased by $5.5 million, or 100%, to nil for the year ended September 30, 2024 from $5.5 million for the same period of last year. The decrease was mainly attributable to no trading of cotton in fiscal 2024.

Revenue from sales of red dates increased by $0.5 million, or 100%, to $0.5 million for the year ended September 30, 2024 from nil for the same period of last year. The increase was mainly attributable to trading opportunity of red dates for the year ended September 30, 2024, which no such trading for the same period of last year.

Revenue from sales of cornstarch decreased by $1.3 million, or 100%, to nil for the year ended September 30, 2024 from $1.3 million for the same period of last year. The decrease was mainly attributable to no trading of cornstarch in fiscal 2024.

Cost of revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,				Variance
	2024	%	2023	%	Amount	%
Tapioca	-	-	$39,924,566	37.7%	$(39,924,566)	100.0%
Corn	$30,943,638	51.5%	27,412,575	25.8%	3,531,063	12.9%
Shiitake	15,686,337	26.0%	17,541,012	16.5%	(1,854,675)	(10.6%)
Mu Er	13,095,015	21.7%	14,238,307	13.4%	(1,143,292)	(8.0%)
Cotton	-	-	5,539,602	5.2%	(5,539,602)	(100.0%)
Red dates	506,414	0.8%	-	-	506,414	100.0%
Cornstarch	-	-	1,336,902	1.3%	(1,336,902)	(100.0%)
Other edible fungi	21,734	0.0%	85,168	0.1%	(63,434)	(74.5%)
Logistic services	4,480	0.0%	-	-	4,480	100.0%
Total	$60,257,618	100.0%	$106,078,132	100.0%	$(45,820,514)	(43.2%)

Cost of revenues decreased by $45.8 million, or 43.2%, to $60.3 million for the year ended September 30, 2024 from $106.1 million for the same period of last year. As illustrated in the table above, the decrease was mainly attributed by the cost of revenue associated with trading of tapioca, cotton and cornstarch, the decrease was partially offset by the increase in cost of revenue associated with trading of corn and red dates.

Gross Profit

The following table sets forth the breakdown of gross profit for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,				Variance
	2024	%	2023	%	Amount	%
Tapioca	-	-	$53,168	1.2%	$(53,168)	100.0%
Corn	$27,550	0.7%	18,394	0.4%	9,156	49.8%
Shiitake	2,105,545	54.4%	2,114,453	49.3%	(8,908)	(0.4%)
Mu Er	1,725,271	44.5%	2,062,850	48.1%	(337,579)	(16.4%)
Cotton	-	-	8,325	0.2%	(8,325)	(100.0%)
Red dates	669	0.1%	-	-	669	100.0%
Corn starch	-	-	1,880	0.0%	(1,880)	(100.0%)
Other edible fungi	9,759	0.3%	27,685	0.6%	(17,926)	(64.7%)
Logistic services	4,920	0.1%	-	-	4,920	100.0%
Total	$3,873,714	100.0%	$4,286,755	100.0%	$(413,041)	(9.6%)

Overall gross profit decreased by $0.4 million, or 9.8%, to $3.9 million for the year ended September 30, 2024 from $4.3 million for the same period of last year. The decreased gross profit was caused by a decrease in gross margin of Mu Er to 11.6% for the year ended September 30, 2024 from 12.7% for the same period of last year and no trading opportunity of tapioca for the year ended September 30, 2024, as compared to the prior year. The decrease in gross margin of Mu Er was mainly attributable to the increase in procurement cost of Mu Er as the suppliers increased the prices of Mu Er due to higher farming costs.

Allowance for receivables, inventories, and long-term investments

Allowance for receivables, inventories, and long-term investments were approximately $0.4 million for the year ended September 30, 2024, representing an increase of approximately $0.5 million, or 1,408.0%, from $32,007 for the same period of last year. The increase was mainly attributable to allowance of approximately $0.3 million for receivables which was primarily due to the ageing of certain receivables over one year, and impairment allowance of approximately $0.1 million for long-term investments as the carrying amount of certain long-term investments exceeded its fair value.

Selling and distribution expenses

Selling and distribution expenses decreased by $9,444, or 6.5%, to approximately $0.1 million for the year ended September 30, 2024 from approximately $0.1 million for the same period of last year. The decrease was primarily due to a decrease in warehouse expenses of $33,965 due to the reduction in trading opportunities of agricultural products which, in turn, reduced the need of warehousing those agricultural products, the decrease was partially offset by an increase in shipping expenses by $28,445 which was due to an increase in shipping charges.

General and administrative expenses

General and administrative expenses increased by approximately $0.4 million, or 18.4%, to approximately $2.5 million for the year ended September 30, 2024 from approximately $2.1 million for the same period of last year. The increase was primarily attributable to the increase of approximately $0.3 million in leasing expenses as a subsidiary was newly set up in the USA in commencing warehouse renting business, and approximately $0.2 million incurred in research and development expenses.

Change in fair value of derivative liability

On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. The change in fair value of derivative liability of $0.9 million was recorded in other income for the year ended September 30, 2023. No such other income for the year ended September 30, 2024.

Interest income

Interest income decreased by $0.7 million, or 99.5%, to $3,887 for the year ended September 30, 2024 from $0.7 million for the same period of last year. For the year ended September 30, 2023, interest earned was mainly attributed to 6.5% per annum interest earned on a deposit of RMB 50 million ($7.0 million) from a third party. On November 5, 2021, one of our subsidiaries signed an Equity Transfer Framework Agreement to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd, from four third parties for a total consideration of RMB 509.6 million (approximately $71.6 million). On November 5, 2021, the Company paid a deposit of RMB 50 million ($7.0 million) as a prepayment for the acquisition. However, the Company decided to withdraw from the investment due to the adjustment of its business strategy and a third party is willing to undertake the above-mentioned investment. Upon consummation of the investment by that third party, the above-mentioned deposit will be returned to the Company from the seller and the Company charged that third party with an interest of 6.5% per annum on that deposit counting from the payment date. No such interest earned for the year ended September 30, 2024.

Interest expense

Interest expense increased by approximately $1.0 million, 159.8%, to approximately $1.7 million for the year ended September 30, 2024 from approximately $0.7 million for the same period of last year. The increase in interest expense was primarily attributable to the interest expenses incurred on the convertible promissory notes and loans.

Amortization of debt issuance costs

Amortization of debt issuance costs decreased by $1.6 million, or 96.4%, to nil for the year ended September 30, 2024 from $1.7 million for the same period of last year. On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. The debt discount was amortized over the term of the convertible promissory note and, for the year ended September 30, 2023, the Company recorded amortization of debt issuance cost of $1.7 million for the year ended September 30, 2023.

On July 30, 2024, the Company entered into a note purchase agreement (the “Purchase Agreement”) with Atlas Sciences, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note dated July 30, 2024 in the original principal amount of $5,355,000 (the “Note”) for $5,000,000 in gross proceeds. The Company recorded amortization of $60,301 debt issuance costs for the year ended September 30, 2024.

Government grant

Government grant decreased by $1.4 million, or 100%, to nil for the year ended September 30, 2024 from $1.4 million for the same period of last year. Government grant was received from district government in respect of fund raised from capital market for the year ended September 30, 2023. No such government grant for the year ended September 30, 2024.

Other income

Other income increased by approximately $0.2 million, or 161.5%, to approximately $0.3 million for the year ended September 30, 2024 from $0.1 million for the same period of last year. The increase was mainly due to that a subsidiary was newly set up in the USA in earning warehouse sub-lease renting income.

Loss on disposal of subsidiaries

On January 31, 2024, Zhejiang Suyuan Agricultural Technology Co., Ltd (“Suyuan”), a wholly owned subsidiary of the Company, entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd, an unrelated third party. Under the agreement, Suyuan agreed to sell 100% of the equity of its wholly owned subsidiary, Zhejiang Farmmi Holdings Group Co., Ltd (“Farmmi Holding”), to the buyer for RMB 43.1 million (approximately $6.0 million). The sale of Farmmi Holding was intended to streamline the business operations of certain of the Company’s subsidiaries in China and reduce the costs associated with maintaining Farmmi Holding and its wholly owned subsidiary, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd (“Farmmi Agriculture”).

As previously reported, prior to January 2023, Hangzhou Nongyuan Network Technology Co., Ltd (“Nongyuan Network” or “VIE”), through a series of VIE agreements with Farmmi Agriculture, operated the e-commerce websites and online sales of agriculture products for the Company’s subsidiaries in China. Such contractual arrangements enabled Farmmi Agriculture to have effective control over and receive substantially all of the economic benefits of Nongyuan Network. After January 2023, the e-commerce platform operations have been halted. After the share transfer, Farmmi Agriculture’s contractual arrangements with Nongyuan Network would be transferred to the buyer.

Prior to the entry into the agreement, all of the business operations, customers and suppliers of Farmmi Holding and Farmmi Agriculture had been transferred to other operating subsidiaries of the Company. The purchase price to be paid by the buyer to Suyuan reflects the aggregate value of all the assets of the disposed entities.

On September 18, 2024, Farmmi International Limited (“Farmmi International”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with Lishui Jiuanju Trading Co., Ltd (“Jiuanju”), an unrelated third party. Under the agreement, Farmmi International agreed to sell 100% of the equity of its wholly owned subsidiary, Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd (“Farmmi Ecology”), to the buyer for RMB 12,000 (approximately $1,700). The sale of Farmmi Ecology was intended to streamline the business operations of the Company’s subsidiaries in China and reduce the costs associated with maintaining Farmmi Ecology. Prior to the entry into the agreement, Farmmi Ecology’s 5% equity interest in Zhejiang Yitang Medical Service Co., Ltd, a wholly owned subsidiary of the Company, had been transferred to Farmmi (Hangzhou) Health Development Co., Ltd, a subsidiary of the Company. The purchase price to be paid by the buyer to Farmmi International was determined based on the fair value of Farmmi Ecology.

On September 23, 2024, Farmmi International entered into a share transfer agreement with Jiuanju, pursuant to which Farmmi International agreed to sell 100% of the equity of its wholly owned subsidiary, Lishui Farmmi Technology Co., Ltd (“Farmmi Technology”), to the buyer for RMB 620,000 (approximately $88,070). The sale of Farmmi Technology was intended to streamline the business operations of the Company’s subsidiaries in China and reduce the costs associated with maintaining Farmmi Technology. Prior to the entry into the agreement, Farmmi Technology’s 50% equity interest in Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd, a wholly owned subsidiary of the Company, had been transferred to Farmmi (Hangzhou) Enterprise Management Co., Ltd, a subsidiary of the Company. The purchase price to be paid by the buyer to Farmmi International was determined based on the fair value of Farmmi Technology.

As a result of the aforementioned disposal, the loss on disposal of subsidiaries was $3.9 million for the year ended September 30, 2024.

Income tax expenses

For the years ended September 30, 2024 and 2023, our income tax expense was $264 and approximately $0.3 million respectively. The income tax expenses for the years ended September 30, 2024 and 2023 were as a result of certain PRC subsidiaries that have taxable income from operations.

Net (loss) income

As a result of the factors described above, our net loss was approximately $4.6 million for the year ended September 30, 2024, from net income of $2.5 million for the same period of last year.

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

Gross Profit

The following table sets forth the breakdown of gross profit for the years ended September 30, 2023 and 2022, respectively:

	For the years ended September 30,				Variance
	2023	%	2022	%	Amount	%
Tapioca	$74,228	1.7%	-	-	$74,228	100.0%
Corn	1,003	0.02%	108,996	2.0%	(107,993)	(99.1)%
Shiitake	2,117,146	49.4%	2,533,760	46.6%	(416,614)	(16.4)%
Mu Er	2,065,014	48.2%	2,434,016	44.8%	(369,002)	(15.2)%
Cotton	116	0.0%	235,336	4.3%	(235,220)	(100)%
Corn starch	2,861	0.1%	-	-	2,861	100.0%
Other edible fungi	26,387	0.6%	125,978	2.3%	(99,591)	(79.1)%
Total	$4,286,755	100.0%	$5,438,086	100.0%	$(1,151,331)	(21.2)%

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

Interest income

Interest income increased by $0.2 million, or 43.9%, to $0.7 million for the year ended September 30, 2023 from $0.5 million for the same period of last year. The increase was mainly attributed to 6.5% per annum interest earned on a deposit of RMB 50 million ($7.0 million) from a third party. On November 5, 2021, one of our subsidiaries signed an Equity Transfer Framework Agreement to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd, from four third parties for a total consideration of RMB 509.6 million (approximately $71.6 million). On November 5, 2021, the Company paid a deposit of RMB 50 million ($7.0 million) as a prepayment for the acquisition. However, the Company decided to withdraw from the investment due to the adjustment of its business strategy and a third party is willing to undertake the above-mentioned investment. Upon consummation of the investment by that third party, the above-mentioned deposit will be returned to the Company from the seller and the Company charged that third party with an interest of 6.5% per annum on that deposit counting from the payment date.

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

As of September 30, 2024, we had cash of $0.5 million. As of September 30, 2024, advances to suppliers amounted to $122.1 million and is expected to be fully utilized by September 2025. We made these advances based on the sales orders we received and expect to receive in the future months. As of September 30, 2024, we had accounts receivable of $32.0 million and we expect to collect the remaining balance by March 2025. Our current liabilities amounted to $10.1 million as of September 30, 2024, in comparison to $10.7 million as of September 30, 2023. The decrease of current liabilities was mainly attributable to the full repayment of convertible promissory notes.

Indebtedness. As of September 30, 2024, we have promissory notes of $5.3 million, and long-term loan of $2.4 million. Beside these debts, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

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

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans. As of September 30, 2024, we had total assets of $186.7 million, which includes advances to suppliers of $122.1 million, accounts receivable of $32.5 million and inventory of $5.5 million, working capital of $151.8 million and total equity of $170.0 million. Our advances to suppliers were mainly in anticipation of higher revenue to be generated in fiscal 2025, these advances to suppliers were to secure sufficient supply from our suppliers so as to meet our anticipated sales.

Working Capital. Total working capital as of September 30, 2024 amounted to $151.8 million, compared to $147.5 million as of September 30, 2023.

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

Cash flows

The following table sets forth summary of our cash flows from continuing operations for the years ended September 30, 2024, 2023, and 2022.

	For the years ended September 30,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(16,775,531)	$(75,754,162)	$20,635,488
Net cash provided by (used in) investing activities	2,068,359	35,896,193	(41,991,079)
Net cash provided by financing activities	1,827,370	11,017,942	11,634,868
Effect of exchange rate changes on cash	576,589	462,261	(8,363,680)
Net decrease in cash	(12,303,213)	(28,377,766)	(18,084,403)
Cash, beginning of year	12,789,735	41,167,501	59,251,904
Cash, end of year	$486,522	$12,789,735	$41,167,501

Operating activities

Net cash used in operating activities was $16.8 million for the year ended September 30, 2024, which mainly consisted of an increase of $9.3 million in advances to suppliers for purchasing mushrooms, corn, cotton, red dates and soybean in anticipation of sales orders and an increase of $10.6 million in accounts receivable due to sales, as mainly offset by an increase in accounts payable of $3.0 million.

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

Investing activities

Net cash provided by investing activities was $2.1 million for the year ended September 30, 2024, which mainly consisted of proceeds from disposal of subsidiaries.

Net cash provided by investing activities was $35.9 million for the year ended September 30, 2023, which mainly consisted of collection of $35.4 million fixed term deposit and $7.5 million from withdrawn acquisition, as offset by $7.1 million used in long-term investment.

Net cash used in investing activities from continuing operations was $42.0 million for the year ended September 30, 2022, which mainly consisted of (i) placement of $35.3 million fixed term deposit with a bank for one year, and (ii) prepayment of RMB 50 million ($7.0 million) to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd, on November 5, 2021, this acquisition was subsequently withdrawn and a third party is willing to undertake this acquisition.

Financing activities

Net cash provided by financing activities was $1.8 million for the year ended September 30, 2024, which mainly consisted of proceeds of $5.0 million from promissory notes, $2.2 million borrowing from a third party and $0.8 million net proceeds from share issuance, as mainly offset by repayment of $6.1 million convertible promissory notes.

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

The following table presents the company’s material contractual obligations as of September 30, 2024:

		Less than	1-2	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
Promissory notes	$5,256,238	$5,256,238	-	-	-
Long-term loans	2,379,997	202,405	2,177,592	-	-
Operating lease obligations	7,886,019	3,656,722	3,782,108	278,959	168,230
Total	$15,522,254	$9,115,365	$5,959,700	$278,959	$168,230

(1)	As of September 30, 2024, the Company had outstanding promissory notes of $5.3 million (see Note 11 of the notes to consolidated financial statements for details).
(2)	As of September 30, 2024, the Company had outstanding long-term loan of $2.4 million (see Note 9 of the notes to consolidated financial statements for details).
(3)	As of September 30, 2024, the Company had operating lease commitment of $7.9 million (see Note 15 of the notes to consolidated financial statements for details).

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this report:

Name	Age	Position(s)

Yefang Zhang	58	Chief Executive Officer and Chairwoman of Board of Directors

Chenyang Wang	37	Director

Zhimin Lu	50	Chief Financial Officer

Qinyi Fu	40	Director (Independent)

Hongdao Qian	62	Director (Independent)

Hui Ruan	57	Director (Independent)

The business address of all such senior management and directors is Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000.

Yefang Zhang. Ms. Zhang has been our Chairwoman and CEO since July 2015. Ms. Zhang has been the sole shareholder and the director of FarmNet Limited since its incorporation in July 2015. Ms. Zhang has been the general manager of Farmmi International since August 2015. Ms. Zhang was the sole director of EN Energy Group Inc. (‘CNEY”) from November 23, 2018 to August 26, 2019, she held 100% shares of CNEY though Global Clean Energy Limited in which she is the sole director either, Ms. Zhang was the executive director of FLS Mushroom from March 2011 to September 2016. Since 2013, Ms. Zhang has been a director of Tantech Holdings Ltd (“Tantech”), a NASDAQ Capital Market listed company, Tanbsok Group Ltd and USCNHK Group Limited. Ms. Zhang was also a director of Zhengjiang Tantech Bamboo Technology Co., Ltd from January 2011 to May 2016. Ms. Zhang has been a director of Daxing’anling Hualin Investment Management Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd, which has been dissolved. From 1991 to 1994, she was a teacher at Wenzhou Wencheng Huangtan Middle School. She earned her degree of junior college in Geography from Wenzhou Normal College in July 1991. Ms. Zhang has extensive knowledge and experience in company management and food industry. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business. Ms. Zhang is the wife of our former director, Mr. Zhengyu Wang.

Chenyang Wang. Ms. Wang has been our director since January 2025. She has served as the Manager of the Securities Affairs Department of the Company responsible for the Company’s corporate reporting and compliance matters since May 2018. Prior to joining the Company, Ms. Wang was an Investment Manager with Zhejiang Yangzhechen Assets Management Co., Ltd. from October 2016 to April 2018. From October 2010 to April 2012, she was a researcher at Zhejiang Bohan Investment Management Co., Ltd. Ms. Wang earned her Master’s degree in Finance from Nankai University, China, in 2018, a Bachelor of Financial Management from Renmin University of China in 2021 and a Bachelor of Financial Engineering from South–Central Minzu University, China, in 2011.

Zhimin Lu. Prior to being appointed as the Registrant’s CFO, Mr. Zhimin Lu served as the chief financial officer of Zhongjian Heneng (Shanghai) Trading Co., Ltd, Shanghai Yunmihui Supply Chain Group Co., Ltd and Jiangsu Paidile Packaging Technology Co., Ltd, three affiliated companies, from August 2021 to August 2023. Mr. Lu had served as the assistant chief financial officer and a finance manager with Shanghai Only Vision Enterprise Group Co., Ltd from February 2018 to December 2020. He was a finance manager with Shanghai Sunsystem Electric Co., Ltd from August 2005 to April 2016. From April 2002 to December 2003, Mr. Lu was an accounting supervisor at Shanghai Aurora Office Automation Sales Co., Ltd. Mr. Lu holds an intermediate level accountant qualification certificate. He received his Bachelor degree in Accounting from the Shanghai Lixin University of Accounting and Finance in 2014 and an Associate degree in Accounting from Chongqing Technology and Business University in 1996.

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

Hongdao Qian. Mr. Qian has been our independent director since July 2017. Mr. Qian has been a professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian currently is an independent director of Tantech, a Nasdaq listed company and a related party of us. He is also an independent director of Zhejiang Sunflower Light Energy Science & Technology LLC, a public company listed on Shenzhen Stock Exchange in China, Zhejiang Kema Moca Material Limited Company, a public company listed on National Equities Exchange and Quotations in China and OuBao Security Technology Co., Ltd, a private company. Mr. Qian currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997. Mr. Qian was a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England. Mr. Qian has been appointed as a director because of his expertise in economics and law.

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

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. Our Chief Executive Officer and Chairwoman of our Board of Directors, Yefang Zhang, is married to Zhengyu Wang, a former director of the Company who resigned as a director of the Company in January 2025.

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

Summary Executive Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2024 and 2023.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)
Yefang Zhang
Chief Executive Officer	2023	161,626	-	-	161,626
	2024	162,857	-	-	162,857

Dehong Zhang(3)
Former Chief Operating Officer	2023	61,248	-	7,484	68,732
	2024	46,772		-	46,772

Lingge Wu(4)
Former Chief Financial Officer	2023	30,284	-	1,626	31,910
	2024	11,085		-	11,085

Zhimin Lu(5)	-	-		-	-
Chief Financial Officer	2024	19,428.57		-	19,428.57

______________

(1) No officer received a bonus in the years ended September 30, 2024 and 2023.

(2) Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3) Dehong Zhang, former Chief Operating Officer of the Company who resigned on December 18, 2024.

(4) Lingge Wu resigned as our Chief Financial Officer on February 4, 2024.

(5) Zhimin Lu was appointed as our Chief Financial Officer on February 4, 2024.

Director Compensation

The following section presents information regarding the compensation paid during the fiscal years ended September 30, 2024 and 2023 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). Currently we have the following Non-Employee Directors: Qinyi Fu, Hongdao Qian and Hui Ruan.

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

Summary Director Compensation Table

Name	Fiscal Year	Fees earned or paid in cash ($)	All Other Compensation ($)(1)	Total ($)
Hongdao Qian (2)	2023	10,000	-	10,000
	2024	10,000	-	10,000

Hui Ruan (3)	2023	10,000	-	10,000
	2024	10,000	-	10,000

Qinyi Fu (4)	2023	10,000	-	10,000
	2024	10,000	-	10,000

_____________

(1) No Non-Employee Director received other compensation for the years ended September 30, 2024 and 2023.

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

Zhimin Lu

We entered into an employment agreement with our chief financial officer, Mr. Zhimin Lu, effective February 4, 2024. Under the terms of Ms. Wu’s employment, Ms. Wu is entitled to the following:

•	Base compensation of RMB 204,000 per year.

•	Reimbursement of reasonable expenses incurred by Mr. Lu.

Mr. Lu’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

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

Board Committees

We have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. Each committee has three members, and each member is independent, as such term is defined by The Nasdaq Capital Market. The audit committee will be responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the Board of Directors will review and make recommendations to the board regarding our compensation policies for our officers and all forms of compensation and will also administer and have authority to make grants under our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the Board of Directors will be responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this report.

Country of Principal Executive Offices:	China
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	5

Gender Identity	Female	Male
Directors	2	3
Demographic Background
Underrepresented Individual in Home Country Jurisdiction		1
LGBTQ+		-
Did not disclose demographic background		-

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

D. Employees

As of September 30, 2024, we employed a total of 42 full-time and no part time employees in the following functions:

	Number of Employees
Department	September 30,	September 30,	September 30,
	2024	2023	2022
Senior Management	7	7	7
Human Resource & Administration	4	4	4
Finance	6	7	7
Procurement	2	4	4
Production	15	36	36
Sales & Marketing	5	8	8
Quality Control	2	2	2
E-commerce	0	0	0	(1)
Business Development	1	2	2
Total	42	70	56

____________

(1)We began to reduce the size of our E-commerce business in the fiscal year ended September 30, 2020, and close most of our E-commerce operations in January 2023.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended September 30,2024, 2023 and 2022, we contributed approximately $55,938, $55,801 and $69,393 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Over 90% of our employees at Farmmi Biotechnology and Farmmi Food are female workers. We have bought life insurance for all workers of Farmmi Food’s factory.

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

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our Ordinary Shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants. For the year ended September 30, 2022, 10 million ordinary shares were issued to eight employees and $2 million was accounted as share-based compensation expense in general and administration expenses. As of September 30, 2024, the remaining ordinary shares available to be issued under our 2021 plan were 2,857 shares following the reverse share split completed in September 2023.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of January 24, 2025 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 14,526,354 Ordinary Shares issued and outstanding. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of January 24, 2025 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000. The shareholders of record listed in the table are not located in the United States.

	Ordinary Shares beneficially owned(1)(2)
	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(3)(4)	47,500	0.33%
Zhimin Lu	-	-
Chenyang Wang	-	-
Hongdao Qian	-	-
Hui Ruan	-	-
Qinyi Fu	-	-
All directors and executive officers as a group (seven (7) persons)	47,500	0.33%
Principal Shareholders:
FarmNet Limited(3)	46,500	0.32%

______________

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.

(2) Assuming the exercise of all the Warrants, no change to the initial conversion rate or the initial exercise price.

(3) The sole shareholder of FarmNet Limited is Ms. Yefang Zhang, who is the Chief Executive Officer and Chairwoman of our company. Ms. Zhang’s spouse is Mr. Zhengyu Wang, a director of our company until January 19, 2025. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held by FarmNet Limited with Ms. Zhang.

(4) Consists of 46,500 ordinary shares held directly by FarmNet Limited and 1,000 ordinary shares held directly by children individually who are members of the household of Yefang Zhang and Zhengyu Wang.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions for the years ended September 30, 2024, 2023 and 2022, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

The relationship and the nature of related party transactions are summarized as follow:

Name of related party	Relationship to the Company	Nature of transactions
Zhejiang Yili Yuncang Technology Group Co., Ltd	10% equity interest owned by the Company	Prepayment of electricity and water expenses for office leased to the Company
FarmNet Limited	Owns 0.7% equity interest of the Company	Payment of expenses by the Company.
Epakia Canada Inc	Legal representative of Epakia Canada Inc is a director of the Company	Payment of expenses by the Company.
Forasen Group Co., Ltd	Owned by Mr. Zhengyu Wang, a former director of the Company who resigned effective January 19, 2025	Sales from the Company.
Zhang Bin	Zhang Bin serves as the supervisor of Farmmi Food.	Sales from the Company.
Shanghai Zhongjian Yiting Medical Health Technology Partnership	A partnership jointly set up by the Company with another limited partner ("LP").	Payment of expenses by the Company.
Zhang Dehong	Brother of Ms. Yefang Zhang, CEO and Chairwoman of the Company	Provide guarantee and payment of expenses by the Company.
Yefang Zhang	Chief Executive Officer and Chairwoman of the Company	Payment of expenses for the Company.
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of Mr. Zhengyu Wang and Ms. Yefang Zhang, CEO of the Company	Lease factory building to the Company and charging water and electricity for offices leased to the Company.
Forasen Holdings Group Co., Ltd	Owned by Mr. Zhengyu Wang, a former director of the Company who resigned effective January 19, 2025	Purchases from the Company

Due from related parties consisted of the following:

		As of	As of
		September 30,	September 30,
		2024	2023
Due from related parties	Name of related parties
Other receivables	Dehong Zhang	$202,547	$137
Other receivables	Zhejiang Yili Yuncang Holding Group Co., Ltd	99,441	103,417
Other receivables	FarmNet	4,100	4,100
Other receivables	Epakia Canada Inc	2,996	2,996
Trade receivables	Forasen Group Co., Ltd	2,094	-
Trade receivables	Zhang Bin	1,184	-
Other receivables	Shanghai Zhongjian Yiting Medical Health Technology Partnership	-	308
Total		$312,362	$110,958

Amount due from Zhejiang Yili Yuncang Holding Group Co., Ltd was mainly related to prepayment of electricity and water expenses for offices leased to the Company.

Amounts due from FarmNet Limited, Epakia Canada Inc, Forasen Group Co., Ltd, Zhang Bin, Shanghai Zhongjian Yiting Medical Health Technology Partnership and Dehong Zhang were mainly related to expenses paid by the Company which can be recoverable from these related parties.

Due to related parties from the Company consisted of the following:

		As of	As of
		September 30,	September 30,
		2024	2023
Due to related parties	Name of related parties
Other payable	Yefang Zhang	$356,975	$9,150
Other payable	Zhejiang Tantech Bamboo Technology Co., Ltd	144,525	24,496
Other payable	Forasen Holdings Group Co., Ltd	-	168
		$501,500	$33,814

Amount due to Zhejiang Tantech Bamboo Technology Co., Ltd were related to water and electricity expenses for offices leased to the Company.

Amount due to Forasen Holdings Group Co., Ltd and Yefang Zhang were related to payment of expenses by related parties for the Company. Amount was due on demand and non-interest bearing.

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the years ended September 30, 2024, 2023, and 2022, the Company recorded sales to related parties of $2,785, nil, and $1,016, respectively.

Operating lease from related parties

The following table summarizes operating leases with related parties Zhejiang Tantech Bamboo Technology Co., Ltd detailing lease begin date, lease end date, leasing purpose, leasing areas in square meters, and annual rent in RMB and its equivalent in USD.

Zhejiang Tantech Bamboo Technology Co., Ltd	Lease No 1	Lease No. 2	Lease No. 3	Total
Lease begin date	August 1, 2021	July 14, 2021	March 1, 2023
Lease end date	July 31, 2031	July 13, 2031	February 29, 2028
Leasing purpose	Factory building	Factory building	Office
Annual rent in RMB	168,854	421,431	131,835	722,120
Annual rent in USD	$23,438	$58,497	$18,299	$100,234
Area (in square meters)	1,180	1,914	479	3,573

For the years ended September 30, 2024, 2023, and 2022, the Company incurred lease expenses of $100,235, $66,116, and $88,847, respectively.

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

As of January 24, 2025, there were approximately 11 holders of record of our Ordinary Shares.

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

On September 30 2022, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd entered into a Share Transfer Agreement and Supplemental Agreement with Zhejiang Jingcai Industrial Co., Ltd to sell Zhejiang FLS Mushroom Co., Ltd for RMB 24,100,000.

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

 On July 30, 2024, Farmmi and Atlas Sciences, LLC,  ( “Atlas”), entered into a purchase agreement Pursuant to the agreement, the company agreed to issue Atlas an unsecured promissory note in the original principal amount of $5,355,000 for $5,000,000 in gross proceeds. The Company used all of the proceeds from the Note to repay its indebtedness owed to Streeterville under the Convertible Promissory Note it issued on September 26, 2022.

On August 22, 2024, Farmmi and certain institutional purchasers  entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such purchasers an aggregate of 3,433,167 ordinary shares, par value $0.20 per share in a registered direct offering and Series A warrants to purchase up to 3,433,167 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $1.03 million before deducting the placement agent’s fees and other estimated offering expenses.

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

As of September 30, 2024, we had approximately $2.18 million in outstanding loans, with interest rate of 4.5%, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately $21,775 lower/higher, respectively, mainly as a result of interest expense on loans.

We had cash of $0.95 million as of September 30, 2024, and no other short-term investments and long-term held-to-maturity investments as of September 30, 2024.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated by 7.9% in 2021, appreciated by 1.2% in 2022, and depreciated by 2.5% in 2023. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to 1% change in foreign currency translation are summarized as follows.

	Year Ended September 30,
	2024	2023	2022
Impact on revenue	$636,500	$1,103,649	$982,311
Impact on operating expenses	$30,780	$22,454	$44,512
Impact on net income	$46,278	$25,438	$22,020

Currently, majority of our assets, liabilities, revenues and costs are denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering will be in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets may be denominated in U.S. dollar in the future. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars in the future. See “Item 3 - Key Information - Risk Factors - Risks Related to Doing Business in China - Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

As of September 30, 2024, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s SEC filings.

(b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2024. Based on the assessment, management determined that, as of September 30, 2024, we did not maintain effective internal control over financial reporting, because:

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

Especially for the identified material weakness related to internal control, we plan to hire experts to improve and test our internal control and the set up a series of standard and recurring internal audit work procedures before September 2025. We schedule to perform self-assessment of internal control effectiveness on a continuous basis, which will be led by our accounting and risk management department within fiscal year 2025. We also plan to hire more competent personnel and involve professional service companies to help us implement SOX 404 compliance together with the establishment of our internal audit function.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors-Risks Relating to Our Business and Industry-If we fail to implement and maintain an effective internal controls over financing reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud." in the annual report for the year ended September 30, 2024.

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

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at http://farmmi.com/.

Item 16C. Principal Accountant Fees and Services

YCM CPA INC. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2024 and 2023.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2024 and 2023, YCM CPA INC.’s audit fees were $235,000 and $235,000, respectively.

Audit-Related Fees

During fiscal years 2024 and 2023, YCM CPA INC.’s audit-related fees were $0.

Tax Fees

During fiscal years 2024 and 2023, YCM CPA INC.’s tax fees were $0.

All Other Fees

During fiscal years 2024 and 2023, YCM CPA INC.’s other fees were $0.

Audit Committee Pre-Approval Policies

Before YCM CPA INC. was engaged by the Company to render audit or non-audit services, the engagement was pre-approved by the Company’s audit committee. All services rendered by YCM CPA INC. have been so pre-approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2024 that were attributed to work performed by persons other than YCM CPA INC.’s full-time permanent employees was less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2024.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our Ordinary Shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Listing Rule 5635 (“NASDAQ Rule 5635”) generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to an issuance (or potential issuance) of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) certain transactions other than a public offering involving issuances equaling 20% or more of the Company’s ordinary shares or voting power for less than the greater of market or book value. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the Company to follow their home country practice rather than this shareholder approval requirement. The corporate governance practice in our home country, the Cayman Islands, does not require to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described in Nasdaq Rule 5635 above. The Company has elected to follow Cayman Islands practices in lieu of the requirements of Nasdaq Rule 5635 in connection with an issuance of securities.

Nasdaq Rule 5620(a) generally requires each Nasdaq listed company to hold an annual meeting of shareholders no later than one year after the end of a company’s fiscal year-end. Nasdaq Rule 5250(c)(3) generally requires each company to disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company, relating to compensation or other payment in connection with such person's candidacy or service as a director of the Company. Nasdaq Rule 5250(d) sets forth requirements regarding distributions of annual and interim reports to shareholders. The corporate governance practice in the Cayman Islands does not have the foregoing requirements. The Company has elected to follow Cayman Islands practice in lieu of the requirements of Nasdaq Rules 5620(a), 5250(c)(3) and 5250(d).

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policy

We have adopted an insider trading policy to provide guidance on the purchases, sales and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq. The insider trading policy is filed as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We assess risks arising from cybersecurity threats against our information systems that may result in adverse effects on our information systems or any information residing therein. We conduct periodic assessments to identify such cybersecurity threats.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. We regularly monitor and test our safeguards and regularly conduct training for our employees on these safeguards in collaboration with the administrative department and management. Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our IT department, to manage the risk assessment and mitigation process.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Company’s Board of Directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risks, and has not delegated oversight authority for cybersecurity risks to any committee. Our management, led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing, identifying and managing material cybersecurity risks and threats to our Company and the prevention, mitigation and remediation of material cybersecurity incidents and risks. Our Chief Executive Officer, as the management representative, reports to the Board of Directors on an annually basis with respect to the status and updates of any material cybersecurity risks our Company may face and on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

In the 2024 fiscal year, we did not experience any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers, customers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.”

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1	Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1	2017-11-15
1.2	Third Amended and Restated Memorandum and Articles of Association of Farmmi, Inc.	By Reference	20-F	2024-01-29
2.1	Specimen Ordinary Share Certificate	By Reference	F-1	2017-11-15
2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934	Herewith
4.1	Employment Agreement with Yefang Zhang	By Reference	20-F	2021-01-29
4.3	Employment Agreement with Zhimin Lu	By Reference	20-F	2024-01-29
4.11	Translation of Non-competition Agreement by and between Farmmi, Inc. and Forasen Group, dated December 16, 2016	By Reference	F-1	2017-11-15
4.12	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc. and Tantech Holdings Ltd, dated June 30, 2017	By Reference	20-F	2021-01-29
4.13	Securities Purchase Agreement	By Reference	6-K	2018-11-02
4.14	Shareholder Pledge Agreement	By Reference	6-K/A	2018-11-09

4.15	Registration Rights Agreement	By Reference	6-K	2018-11-02
4.16	Summary Translation of Lease Agreement with Zhejiang Tantech Bamboo Technology Co., Ltd, dated July 6, 2020	By Reference	20-F	2021-01-29
4.17	Translation of Lease Agreement with Forasen Group, dated August 1, 2020	By Reference	20-F	2021-01-29
4.18	Summary Translation of Lease Agreement with four individuals, dated June 15, 2020	By Reference	20-F	2021-01-29
4.19	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated March 22, 2021	By Reference	6-K	2021-03-24
4.20	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated April 28, 2021	By Reference	6-K	2021-05-03
4.21	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated September 13, 2021	By Reference	6-K	2021-9-14
4.22	Securities Purchase Agreement with Investors dated February 25, 2022	By Reference	6-K	2022-03-02
4.23	Securities Purchase Agreement with Atlas Sciences, , LLC dated July 30, 2024	By Reference	6-K	2024-08-01
4.24	Securities Purchase Agreement with Investors dated August 22, 2024	By Reference	6-K	2024-08-27
4.25	Placement Agent Agreement, dated August 22, 2024, between the Company and Maxim Group LLC	By Reference	6-K	2024-08-27
4.26	Share Transfer Agreement dated September 18, 2024 by and between Farmmi International Limited and Lishui Jiuanju Trading Co., Ltd	By Reference	6-K	2024-09-24
4.27	Share Transfer Agreement dated September 23, 2024 by and between Farmmi International Limited and Lishui Jiuanju Trading Co., Ltd	By Reference	6-K	2024-09-24
8.1	List of subsidiaries	Herewith
11.1	Code of Business Conduct and Ethics of Farmmi, Inc.	By Reference	F-1	2017-11-15
11.2	Insider Trading Policy	Herewith
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith
15.1	Consent of YCM CPA INC.	Herewith
97.1	Clawback Policy	By Reference	20-F	2024-01-29
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Farmmi, Inc.

Date: January 24, 2025	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

FARMMI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023, AND 2022

133

FARMMI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Farmmi, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Farmmi, Inc. and its subsidiaries (collectively, the “Company”) as of September 30, 2024 and 2023 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended September 30, 2024, 2023 and 2022 and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023 and the results of its operations and its cash flows for years ended September 30, 2024, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimate of Reserve for Advances to Suppliers

Description of the Matter

As described in Note 4 to the consolidated financial statements, the Company recognizes net advances to suppliers totaling approximately $122 million as of September 30, 2024. The Company’s management reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. The reserve estimate depends on analyzing historical quantitative and qualitative information, monitoring vendors’ abilities to deliver sufficient supplies, and other economic factors.

We identified the allowance for doubtful advances to suppliers as a critical audit matter because the estimate involves significant judgements of management. There are uncertainties in estimating reserves and recoverability of these advances.

How the Critical Audit Matter Was Addressed in the Audit

In order to address the matter above, we performed the following audit procedures, among others:

•	Conducted background research on the major suppliers and their guarantees;
•	Analyzed and tested the historical usage data, purchase history, and the aging of the outstanding balances;
•	Obtained the purchase contracts and tested the advances made in association with the contracts;
•	Reviewed support regarding subsequent refunds received or expected to be received from suppliers;
•	Sent confirmations to major suppliers to identify any corroboratory or contrary evidence.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781

Irvine, California

January 24, 2025

FARMMI, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,
	2024	2023
Assets
Current assets
Cash	$486,522	$12,789,735
Accounts receivable, net	32,460,438	24,677,445
Advances to suppliers, net	122,127,761	116,343,961
Inventories, net	5,490,877	3,901,848
Other current assets	1,047,836	347,228
Due from a related party	312,362	110,958
Total current assets	161,925,796	158,171,175

Biological assets, net	9,333,216	9,187,640
Long-term investments, net	7,032,573	6,900,280
Property and equipment, net	42,293	24,532
Right-of-use assets, net	7,399,841	516,459
Other non-current assets	1,000,000	-
Total non-current assets	24,807,923	16,628,911

Total assets	$186,733,719	$174,800,086

Liabilities and shareholders' equity
Current liabilities
Short-term loans	-	2,412,281
Long-term loans - current portion	202,405	676,284
Convertible promissory notes	-	5,788,742
Promissory notes	5,256,238	-
Accounts payable	69,999	1,105,674
Due to related parties	501,500	33,814
Operating lease liabilities – current	3,391,141	69,062
Other current liabilities	638,957	627,125
Total current liabilities	10,060,240	10,712,982

Long-term loans - non-current portion	2,177,592	1,652,561
Operating lease liabilities – non-current	4,025,625	458,617
Other non-current liabilities	454,025
Total non-current liabilities	6,657,242	2,111,178

Total liabilities	16,717,482	12,824,160

Commitment and contingencies

Shareholders' equity
Ordinary share, $0.20 par value: 500 million shares authorized; 10,678,953 and 6,094,078 shares issued and outstanding as of September 30, 2024 and 2023, respectively	2,135,791	1,218,816
Additional paid-in capital	161,571,245	160,571,517
Statutory reserve	697,443	1,695,629
Retained earnings	13,248,995	16,905,488
Accumulated other comprehensive loss	(7,664,144)	(18,415,524)
Total Farmmi, Inc.’s shareholders' equity	169,989,330	161,975,926
Non-controlling interest	26,907	-
Total shareholders' equity	170,016,237	161,975,926

Total liabilities and shareholders' equity	$186,733,719	$174,800,086

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the year ended September 30,
	2024	2023	2022

Sales to third parties	$64,128,547	$110,364,887	$99,212,363
Sales to related parties	2,785	-	1,016
Revenues	$64,131,332	$110,364,887	99,213,379
Cost of revenues	(60,257,618)	(106,078,132)	(93,775,293)
Gross profit	3,873,714	4,286,755	5,438,086
Operating expenses
Bad debt	(418,661)	32,007	(57,173)
Selling and distribution	(135,848)	(145,292)	(305,367)
General and administrative	(2,523,520)	(2,132,095)	(4,133,178)
Total operating expenses	(3,078,029)	(2,245,380)	(4,495,718)

Income from operations	795,685	2,041,375	942,368
Other (expense) income
Change in fair value of derivative liability	-	873,767	419,649
Interest income	3,887	743,858	516,869
Interest expense	(1,690,551)	(650,813)	(134,144)
Amortization of debt issuance costs	(60,301)	(1,691,609)	(48,160)
Government grant	-	1,439,208	-
Other income, net	265,429	101,520	409,030
Loss on disposal of subsidiaries	(3,941,657)	-	-
Total other (expense) income, net	(5,423,193)	815,931	1,163,244

(Loss) income before income taxes	(4,627,508)	2,857,306	2,105,612
Income tax (expense) benefit	(264)	(313,493)	118,367
Net (loss) income	(4,627,772)	2,543,813	2,223,979
Less: net income attributable to non-controlling interest	26,907	-	-
Net (loss) income attributable to Farmmi, Inc.	$(4,654,679)	$2,543,813	$2,223,979

Comprehensive income (loss)
Net (loss) income attributable to Farmmi, Inc.	$(4,654,679)	$2,543,813	$2,223,979
Foreign currency translation adjustment	10,751,380	(4,281,978)	(16,344,967)
Comprehensive income (loss) attributable to Farmmi, Inc.	$6,096,701	$(1,738,165)	$(14,120,988)
Weighted average number of ordinary shares
Basic	7,088,326	3,628,923	2,905,984
Diluted	7,088,326	8,452,875	2,905,984
(Loss) earnings per ordinary share
Basic	$(0.66)	$0.70	$0.77
Diluted	$(0.66)	$0.30	$0.77

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended September 30, 2024, 2023 and 2022

						Accumulated
			Additional			Other	Total	Non-
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Shareholders'	controlling	Total
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Equity	Interest	Equity
Balance as of September 30, 2021	2,788,901	$557,781	$147,088,227	$973,555	$9,127,377	$2,128,972	$159,875,912	916,506	$160,792,418
Share-based compensation expense	50,000	10,000	1,997,328	-	-	-	2,007,328	-	2,007,328
Issuance of ordinary shares, net	150,000	30,000	5,970,000	-	-	-	6,000,000	-	6,000,000
Reverse share-split adjustment	(66)	(13)	13	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	(16,344,967)	(16,344,967)	-	(16,344,967)
Disposal of a subsidiary	-	-	(2,893,003)	-	3,732,393	82,449	921,839	(916,506)	5,333
Net income	-	-	-	-	2,223,979	-	2,223,979	-	2,223,979
Statutory reserve	-	-	-	180,258	(180,258)	-	-	-	-
Balance as of September 30, 2022	2,988,835	$597,768	$152,162,565	$1,153,813	$14,903,491	$(14,133,546)	$154,684,091	-	$154,684,091
Issuance of ordinary shares, net	2,631,579	526,316	7,403,684	-	-	-	7,930,000	-	7,930,000
Issuance of ordinary shares for promissory notes redemption	474,137	94,827	1,005,173	-	-	-	1,100,000	-	1,100,000
Reverse share-split adjustment	(473)	(95)	95	-	-	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(4,281,978)	(4,281,978)	-	(4,281,978)
Net income	-	-	-	-	2,543,813	-	2,543,813	-	2,543,813
Statutory reserve	-	-	-	541,816	(541,816)	-	-	-	-
Balance as of September 30, 2023	6,094,078	$1,218,816	$160,571,517	$1,695,629	$16,905,488	$(18,415,524)	$161,975,926	-	$161,975,926
Issuance of ordinary shares for promissory notes redemption	1,154,000	230,800	923,200	-	-	-	1,154,000	-	1,154,000
Reverse share-split adjustment	(2,292)	(458)	458	-	-	-	-	-	-
Issuance of ordinary shares, net	3,433,167	686,633	76,070	-	-	-	762,703	-	762,703
Foreign currency translation gain	-	-	-	-	-	10,751,380	10,751,380	-	10,751,380
Disposal of subsidiaries	-	-	-	(998,186)	998,186	-	-	-	-
Net loss	-	-	-	-	(4,654,679)	-	(4,654,679)	26,907	(4,627,772)
Statutory reserve	-	-	-	-	-	-	-	-	-
Balance as of September 30, 2024	10,678,953	$2,135,791	$161,571,245	$697,443	$13,248,995	$(7,664,144)	$169,989,330	$26,907	$170,016,237

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended September 30,
	2024	2023	2022
Cash flows from operating activities
Net (loss) income	$(4,627,772)	$2,543,813	$2,223,979
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Changes in allowances - accounts receivable	280,158	7,915	(89)
Changes in allowances - advances to suppliers	(3,217)	-	3,526
Changes in allowances - inventories	3,933	(40,963)	53,736
Changes in allowances - long-term investment	137,786	92,944	-
Depreciation	11,121	26,870	64,287
Amortization of operating lease right-of-use assets	364,301	45,473	85,280
Loss on short-term investment	-	5,870	145,843
Loss on disposal of property and equipment	-	124	-
Loss (gain) from disposal of subsidiaries	3,941,657	(5,592)	15,243
Amortization of debt issuance costs	60,301	1,691,609	48,160
Interest receivable from other receivable	-	-	(445,693)
Interest expenses	1,404,229	-	-
Amortization of biological assets	213,240	217,207	218,317
Deferred income tax provision	-	164,600	(176,633)
Change in fair value of derivative liability	-	(873,767)	(419,649)
Share-based compensation	-	-	2,007,328
Changes in operating assets and liabilities:
Accounts receivable	(10,553,909)	(9,045,179)	6,483,703
Advances to suppliers	(9,327,123)	(71,298,597)	12,767,241
Notes receivables	-	3,558,349	(3,818,479)
Inventory, net	(1,401,002)	(3,272,753)	515,599
Other current assets	(318,052)	(222,440)	(49,765)
Other non-current assets	(1,000,000)	-	-
Accounts payable	3,006,640	946,285	156,598
Operating lease liabilities	(359,177)	(63,467)	(38,478)
Other current liabilities	937,330	(232,463)	795,434
Other non-current liabilities	454,025	-	-
Net cash (used in) provided by operating activities	(16,775,531)	(75,754,162)	20,635,488

Cash flows from investing activities
Purchase of property, plant and equipment	(29,450)	(314)	(2,946)
Short-term deposits	-	35,444,402	(35,296,981)
Acquisition of subsidiaries	-	-	(1,521,422)
Repayment of advances to a third party	-	-	106,500
Proceeds from disposal of subsidiaries, net of cash	2,097,809	12,998	2,662,459
Purchase of long-term investments	-	(7,088,880)	(152,142)
Purchase of short-term investments	-	-	(152,142)
Other receivables	-	7,504,211	(7,607,108)
Advances to related parties	-	(7,096)	(27,297)
Repayment of advances to related party	-	30,872	-
Net cash provided by (used in) investing activities	2,068,359	35,896,193	(41,991,079)

Cash flows from financing activities
Proceeds from promissory notes	5,000,000	-	-
Repayment of promissory notes	(130,000)	-	-
Repayment of convertible promissory notes	(6,050,625)	-	-
Borrowings from a third-party loan	2,184,592	-	-
Repayment of a third-party loan	(7,000)	-	-
Gross proceeds from bank acceptance notes payable	-	-	13,404
Repayment of bank acceptance notes payable	-	(12,491)	-
Net proceeds from share issuance	762,703	7,930,000	6,000,000
Net proceeds from convertible promissory note issuance	-	-	6,000,000
Borrowings from bank loans	-	4,779,323	1,959,591
Repayments of bank loans	(164,719)	(1,688,040)	(2,283,527)
Repayment of advances from related parties	(482,807)	-	(54,600)
Proceeds from advances to related parties	715,226	9,150	-
Net cash provided by financing activities	1,827,370	11,017,942	11,634,868

Effect of exchange rate changes on cash	576,589	462,261	(8,363,680)
Net decrease in cash	(12,303,213)	(28,377,766)	(18,084,403)
Cash, beginning of year	12,789,735	41,167,501	59,251,904
Cash, end of year	$486,522	$12,789,735	$41,167,501

Supplemental disclosure information:
Income taxes paid	$1,213	$67,572	$5,443
Interest paid	$65,556	$165,179	$82,970

Non-cash financing activities
Right-of-use assets obtained in exchange for operating lease obligations	$7,268,186	$2,888	-
Conversion of notes to ordinary shares	$1,154,000	$1,100,000	-
Accrued interest for convertible promissory notes	$1,328,630	$1,691,609	$5,753

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and nature of business

Farmmi, Inc. (“FAMI” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FAMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, which in turn owns 100% equity interest of Farmmi (Hangzhou) Enterprise Management Co., Ltd (“Farmmi Enterprise”), Lishui Farmmi Technology Co., Ltd (“Farmmi Technology”), Zhejiang Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd (“Farmmi Ecology”), and Farmmi (Hangzhou) Health Development Co., Ltd (“Farmmi Heath Development”), four wholly foreign-owned entities (each, a “WFOE”) formed by Farmmi International under the laws of the People’s Republic of China (“PRC” or “China”).

Farmmi Health Development owns 100% equity interest in Zhejiang Farmmi Medical Health Technology Co., Ltd (“Farmmi Medical Health”), which was established under the laws of the PRC on September 18, 2021.

Farmmi Enterprise, Farmmi Technology, and Farmmi Ecology own 30%, 40%, and 30%, respectively, of equity interests in Zhejiang Farmmi Holdings Group Co., Ltd (“Farmmi Holdings”), which was established under the laws of the PRC on September 18, 2021.

On December 23, 2021, a board resolution of Zhejiang Farmmi Agricultural Technology Group Co., Ltd (“Farmmi Agricultural”) (formerly known as Hangzhou Suyuan Agriculture Technology Co., Ltd, “Suyuan Agriculture”), a company incorporated in the PRC, was passed to reorganize certain companies mentioned below with nil consideration.

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

On September 27, 2021, the Company, through its subsidiary Zhejiang Farmmi Agricultural Supply Chain Co., Ltd, acquired Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd (“Jiangxi Xiangbo”), established under the laws of the PRC, from Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd for a total price of RMB 70 million ($11 million). After the consummation of the acquisition, Farmmi Supply Chain owns 100% equity interest in Jiangxi Xiangbo, which in turn owns 100% interest in Yudu County Yada Forestry Co., Ltd, established under the laws of the PRC (“Yudu Yada”). As a result, Jiangxi Xiangbo and Yudu Yada became subsidiaries of the Company.

On September 27, 2021, the Company, through its subsidiary Zhejiang Farmmi Agricultural Supply Chain Co., Ltd, acquired Guoning Zhonghao (Ningbo) Trading Co., Ltd (“Guoning Zhonghao”), established under the laws of the PRC, from Ningbo Guoning Zhonghao Technology Co., Ltd and Jianxin Huang, an individual, for a total consideration of RMB 5,000 ($788). After the consummation of the acquisition, Farmmi Supply Chain owns 100% equity interest in Guoning Zhonghao.

Farmmi Agricultural owns 100% of equity interests in Zhejiang FLS Mushroom Co., Ltd (“FLS Mushroom”), Zhejiang Farmmi Biotechnology Co., Ltd (“Farmmi Biotech”), and Zhejiang Farmmi Food Co., Ltd (“Farmmi Food”) and 77.2% equity interest in Lishui Farmmi E-Commerce Co., Ltd (“Farmmi E-Commerce”). FLS Mushroom, Farmmi Biotech, Farmmi Food, and Farmmi E-Commerce were all established under the laws of the PRC. The remaining 22.8% equity interest in Farmmi E-Commerce is owned by Hangzhou Nongyuan Network Technology Co., Ltd (“Nongyuan Network”). Nongyuan Network was incorporated on December 8, 2015 under the laws of the PRC and focuses on the development of network marketing and provides a network platform for sales of agriculture products.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and nature of business (Continued)

On September 18, 2016, Farmmi Agricultural entered into a series of contractual agreements with Zhengyu Wang, the then sole owner of Nongyuan Network. These agreements include an Exclusive Management Consulting and Technology Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement, a Proxy Agreement, and a Power of Attorney (collectively, the “Original VIE Agreements”). The Original VIE Agreements empowered Farmmi Agricultural to exercise management control over the activities that most significantly impact the operation results of Nongyuan Network, obligated Farmmi Agricultural to absorb a majority of the risk of loss from Nongyuan Network’s activities and entitled Farmmi Agricultural to receive a majority of their residual returns. In essence, Farmmi Agricultural and the Company had gained effective control over Nongyuan Network.

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

On September 7, 2021, Zhejiang Yitang Medical Service Co., Ltd (“Yitang Mediservice”) was established under the laws of the PRC. Nongyuan Network and Farmmi Ecology own 95% and 5% of the equity interests in Yitang Mediservice, respectively. In April 20, 2023, Yitang Mediservice was reorganized, and Farmmi Medical Health and Farmmi Ecology own 95% and 5% of the equity interests in Yitang Mediservice.

On September 17, 2021, Zhejiang Yiting Medical Technology Co., Ltd (“Yiting Meditech”) was established under the laws of the PRC. Yitang Mediservice owns 100% interest in Yiting Meditech.

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

On September 27, 2021, an agreement was signed to divest 100% interest in Forest Food to a third party for total cash consideration of RMB 18.2 million (approximately $2.8 million) on October 1, 2021. Certain prior periods of the Company have been reclassified to conform to current period presentation as discontinued operations. Such reclassifications had no effect on net income (loss) or cash flows as previously reported.

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

On August 24, 2023, Farmmi USA Inc (“Farmmi USA”) was established under the laws of the United States of America. FAMI owns 100% equity of Farmmi USA.

On January 31, 2024, an agreement was signed to divest 100% interest in Nongyuan Network, Farmmi Holdings, and Farmmi Agricultural to a third party for a total cash consideration of RMB 43.1 million ($6.0 million).

On July 23, 2024, SuppChains Group Inc (“SuppChains”) was established under the laws of the United States of America. Farmmi USA owns 75% equity of SuppChains.

On September 18, 2024 and September 23, 2024, 100% interest in Farmmi Ecology and Farmmi Technology, respectively, were divested to third parties.

As of September 30, 2024, details of the subsidiaries of FAMI are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal activities
FAMI	July 28, 2015	Cayman	Parent	Holding company
Farmmi International	August 20, 2015	Hong Kong	100%	Holding company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100%	Holding company
Farmmi Health Development	September 17, 2021	Zhejiang, China	100%	Holding company
Zhejiang Suyuan Agricultural	July 25, 2022	Zhejiang, China	100%	Holding company
Farmmi Food	December 26, 2017	Zhejiang, China	100%	Agriculture products
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	100%	Agriculture products
Farmmi Biotech	April 7, 2021	Zhejiang, China	100%	Agriculture products
Farmmi Supply Chain	May 11, 2021	Zhejiang, China	100%	Agriculture products
Farmmi Healthcare	September 18, 2021	Zhejiang, China	100%	Medical health
Jiangxi Xiangbo	June 18, 2021	Jiangxi, China	100%	Holding company
Yudu Yada	November 10, 2010	Jiangxi, China	100%	Forestry development
Guoning Zhonghao	June 15, 2021	Zhejiang, China	100%	Agriculture exporting
Yitang Mediservice	September 7, 2021	Zhejiang, China	100%	Medical services
Yiting Meditech	September 17, 2021	Zhejiang, China	100%	Medical technology
Farmmi Eco Agri	May 27, 2022	Zhejiang, China	100%	Agriculture products
Farmmi Canada	July 13, 2022	Canada	100%	Agriculture products
Ningbo Farmmi Trade	November 14, 2022	Zhejiang, China	100%	Trading
Farmmi USA	April 20, 2023	USA	100%	Agriculture products
SuppChains	July 23, 2024	USA	75%	Warehousing

FAMI through its subsidiaries (herein collectively referred to as the “Company”) are principally engaged in processing, distributing, and trading dried shiitake mushrooms, mu er (also known as Auricularia heimuer or black ear fungus), corn, cotton, forestry, and other products.

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

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. Results of subsidiaries and businesses acquired from third parties are consolidated from the date on which control is transferred to the Company.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property and equipment, the valuation of beneficial conversion feature of the convertible notes, valuation of the warrants, and the valuation of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in the People’s Republic of China. Cash maintained in banks within the PRC of less than RMB 0.5 million (equivalent to $71,249) per bank are covered by "deposit insurance regulation" promulgated by the State Council of the People’s Republic of China.

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history and current credit-worthiness, and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

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

Biological assets

Biological assets mainly consist of bamboo forests managed for future bamboo harvest and sales, of which the Company owned 82 forest right certificates with expiry dates ranging from December 30, 2026 to December 9, 2070 and with an area of 9.6 km2. The forest types are mixed mature forests which can be harvested for commercial purposes. The forests mainly consist of bamboo, fir trees, and other trees. Biological assets are initially measured at cost and subsequently amortized on a straight-line basis over the terms of the forest right certificates.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Long-term investments

The Company’s long-term investments consist of equity securities without readily determinable fair value.

The Company adopted Accounting Standards Codification (“ASC”) Topic 321, Investments-Equity Securities (“ASC 321”) from September 1, 2018. Pursuant to ASC 321, for equity securities measured at fair value with changes in fair value record in earnings, the Company does not assess whether those investments are impaired. For those equity securities that the Company selects to use the measurement alternative, the Company uses the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

As of September 30, 2024 and 2023, the Company evaluated its investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies' financial performance and near-term prospects. Based on the evaluation, the Company’s long-term investments are not impaired.

The Company invests from time to time in equity securities of private companies. If the Company determines that the Company has control over these companies, the Company includes them in the consolidated financial statements. If the Company determines that the Company does not have control over these companies, the Company then determines if the Company has an ability to exercise significant influence via voting interests, board representation, or other business relationships.

The Company accounts for the investments where the Company exercises significant influence using either an equity method of accounting or at fair value by electing the fair value option under ASC Topic 825, Financial Instruments. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, the Company applies it to all its financial interests in the same entity (equity and debt, including guarantees) that are eligible items. All gains and losses from fair value changes, unrealized and realized, are presented as changes in fair values of equity and long-term investments, net on the consolidated statements of income.

If the Company concludes that it does not have an ability to exercise significant influence over an investee, the Company may elect to account for the security without a readily determinable fair value using the measurement alternative under ASC Topic 312, Investments – Equity Securities. This measurement alternative allows the Company to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

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

The Company’s contract liabilities primarily include advances from customers. As of September 30, 2024, and 2023, contract liabilities were $22,607 and $0.4 million, respectively, and are included in other current liabilities on the consolidated balance sheets. For the fiscal years ended September 30, 2024, 2023, and 2022, there were no revenues recognized from performance obligations related to prior periods.

Refer to Note 14 - Segment reporting for details of revenue segregation.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense, and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 2024, 2023, and 2022:

Year Ended September 30,	2024	2023	2022
Net (loss) income available for ordinary shareholders (A)	$(4,654,679)	$2,543,813	$2,223,979
Weighted average outstanding ordinary shares (B)
- basic	7,088,326	3,628,923	2,905,984
- potentially dilutive shares from convertible promissory notes	-	4,823,952	-
- diluted	7,088,326	8,452,875	2,905,984

(Loss) earnings per ordinary share - basic (A/B)	$(0.66)	$0.70	$0.77

(Loss) earnings per ordinary share - diluted (A/B)	$(0.66)	$0.30	$0.77

Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share for the nine months ended September 30, 2024, and 2023 are as follows:

	As of	As of
	September 30,	September 30,
	2024	2023
Warrants to purchase ordinary shares	3,433,167	-

Fair value of financial instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements, and enhances disclosure requirements.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Debt issuance costs and debt discounts

The Company may record debt issuance costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash, or equity (such as warrants). These costs are amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity, a proportionate share of the unamortized amounts is immediately expensed.

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

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, and advances to suppliers. As of September 30, 2024 and 2023, $0.07 million and $12.8 million, respectively, of the Company’s cash is maintained in banks within the People’s Republic of China, of which deposits of RMB 0.5 million (equivalent to $71,249) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Leases

The Company accounts for leases following ASC 842, Leases (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term.

The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management services, utilities and property taxes. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. As of September 30, 2024 and 2023, the Company did not have any impairment loss for its operating lease right-of-use assets.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Foreign currency translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of September 30, 2024 and 2023 for US$1 were RMB 7.0176 and RMB 7.2960, respectively. The average exchange rates for the years ended September 30, 2024, 2023, and 2022 for US$1 were RMB 7.2043, RMB 7.0533, and RMB 6.5728, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $88,649, $60,204, and $244,490 for the years ended September 30, 2024, 2023, and 2022, respectively.

Value added tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in the PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, Farmmi Eco Agri’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities have the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Income taxes

The Company is subject to the income tax laws of the PRC; a subsidiary in Canada is subject to income tax laws of Canada; and subsidiaries in the United States of America are subject to income tax laws of the United States of America. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2024 and 2023. As of September 30, 2024, the tax years ended December 31, 2015 through December 31, 2023 for the Company’s subsidiaries remain open for statutory examination by PRC, USA, and Canada tax authorities.

Statement of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases, and expense transactions are denominated in RMB, and a substantial part of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company’s operating entities in the PRC do not carry any business interruption insurance, product liability insurance, or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Accounts receivable, net

Accounts receivable from the Company consisted of the following:

	As of	As of
	September 30,	September 30,
	2024	2023

Accounts receivable	$32,763,352	$24,692,164
Less: allowance for doubtful accounts	(302,914)	(14,719)
Accounts receivable, net	$32,460,438	$24,677,445

Allowance for doubtful accounts of $302,914 and $14,719 was made for certain accounts receivable as of September 30, 2024 and 2023, respectively. The Company’s accounts receivable primarily include balances due from customers when the Company’s products are sold and delivered to customers.

Note 4 - Advances to suppliers, net

Advances to suppliers consisted of the following:

	As of	As of
	September 30,	September 30,
	2024	2023
Advances to suppliers:
Lishui Zhelin Trading Co., Ltd	$33,994,029	$53,405,200
Zhongjin Boda (Hangzhou) Industrial Co., Ltd	24,224,806	10,964,912
Jingning Liannong Trading Co., Ltd	24,023,751	20,231,750
Ningbo Runcai Supply Chain Management Co., Ltd	21,214,781	10,279,605
Qingyuan Nongbang Mushroom Industry Co., Ltd	18,579,142	15,417,317
Others	91,252	6,048,353
Total	$122,127,761	$116,347,137
Less: allowance for doubtful accounts	-	(3,176)
Advances to suppliers, net	$122,127,761	$116,343,961

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

On April 1, 2020, the Company signed a framework cooperation agreement with Lishui Zhelin Trading Co., Ltd (“Zhelin Trade”), which is valid for four years. Zhelin Trade is located in the agricultural product distribution center in Liandu District - Southwest Zhejiang Agricultural Trade City, which has convenient logistics and timely agricultural product information. Therefore, the cooperation agreement stipulates that Zhelin Trade will process and deliver edible mushroom products on behalf of Zhelin Trade, and the Company is required to make advance payment to ensure the timeliness of goods supply and delivery.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Advances to suppliers, net (Continued)

On August 25, 2023, the Company signed an agricultural product framework agreement with Ningbo Runcai Supply Chain Management Co., Ltd (“Ningbo Runcai”), mainly for the purchase of agricultural products such as red dates and corn. The agreement was signed for a period of two years. Ningbo Runcai is located in Ningbo, the largest port city in Zhejiang Province, and has abundant sources of goods that can meet the Company's procurement needs for supply.

The Company has signed agreements with these two suppliers mainly as a reserve supplier of bulk agricultural products.

Many competitors of the Company and other large buyers go to family farms and co-operatives to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for doubtful accounts of nil and $3,176 was made for certain advances to suppliers as of September 30, 2024 and 2023, respectively.

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand and crop condition etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

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

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to these suppliers, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. These advances to suppliers are refundable to the Company upon negotiation. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

In December 2024, the Company signed termination contracts with two major agricultural product suppliers, Ningbo Runcai and Zhongjin Boda, agreeing that the advances to suppliers can be gradually recovered before May 31, 2025. As of September 30, 2024, advances to Ningbo Runcai and Zhongjin Boda were $21.2 million and $24.2 million, respectively. As of January 13, 2025, the Company recovered $4.8 million and $4.3 million from Ningbo Runcai and Zhongjin Boda, respectively.

Note 5 - Inventories, net

Inventories, net, from the Company’s continuing operations consisted of the following:

	As of	As of
	September 30,	September 30,
	2024	2023

Raw materials	$331,311	$520,216
Packaging materials	70,052	69,420
Finished goods	5,102,711	3,321,021
Inventory	5,504,074	3,910,657
Less: allowance for inventory reserve	(13,197)	(8,809)
Inventory, net	$5,490,877	$3,901,848

The allowance for inventory reserve was $13,197 and $8,809 as of September 30, 2024 and 2023, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Biological assets, net

Biological assets, initially measured at cost and subsequently amortized on a straight-line basis over the terms of the forest right certificates

	As of	As of
	September 30,	September 30,
	2024	2023
Biological assets	$9,974,920	$9,594,298
Accumulated amortization	(641,704)	(406,658)
Total	$9,333,216	$9,187,640

Amortization expense was $0.2 million, $0.2 million, and $0.2 million for the years ended September 30, 2024, 2023, and 2022, respectively.

Estimated future amortization expense is as follows:

Amortization
For the year ending September 30,	expense
2025	$218,913
2026	218,913
2027	218,913
2028	218,913
2029	218,913
Thereafter	8,238,651
Total	$9,333,216

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Long-term investments, net

Long-term investments of the Company relate to investment of RMB 50 million ($7.1 million) in Shanghai Zhong Jian Yiting Medical Health Technology Partnership (“Partnership”) as a Limited Partner (“LP”) with a third party, Zhong Jian (Lishui) Business Management Co., Ltd., whom is a General Partner (“GP”) or the executive partner in the Partnership and GP has decision-making authority in significant financial and operating decisions of the Partnership, and investment of RMB 1 million ($0.1 million) in 10% equity of Zhejiang Yili Yuncang Technology Group Co., Ltd

Long-term investments, net of allowance, are as follows:

	As of	As of
	September 30,	September 30,
	2024	2023
Long-term investments	$7,267,442	$6,990,132
Less: impairment	(234,869)	(89,852)
Total	$7,032,573	$6,900,280

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of September 30, 2024 and 2023, impairment for long-term investments was $234,869 and $89,852, respectively.

Note 8 - Property and equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	September 30,	September 30,
	2024	2023

Machinery and equipment	$64,938	$62,973
Transportation equipment	29,489	48,009
Office equipment	3,064	19,492
Subtotal	97,491	130,474
Accumulated depreciation	(55,198)	(105,942)
Total	$42,293	$24,532

Depreciation expense was $11,122, $26,870, and $64,287 for the years ended September 30, 2024, 2023, and 2022, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Loans

Loans of the Company consisted of the following:

	As of	As of
	September 30,	September 30,
	2024	2023
Long-term loans - current portion
Huaneng Guicheng Trust Co., Ltd	$146,296	$100,054
Zhejiang Mintai Commercial Bank	39,276	21,587
WeBank Co., Ltd	16,833	285,934
Jiangsu Suning Bank	-	186,472
China Resources Shenzhen Investment Trust Co., Ltd	-	82,237
Total long-term loans - current portion	202,405	676,284

Long-term loans - non-current portion
Xinmao Group Co., Ltd	2,177,592	-
Bank of Beijing	-	1,096,491
Xiaoshan Rural Commercial Bank	-	328,947
WeBank Co., Ltd	-	127,874
Huaneng Guicheng Trust Co., Ltd	-	48,999
Jiangsu Suning Bank	-	32,261
Zhejiang Mintai Commercial Bank	-	17,989
Total long-term loans - non-current portion	$2,177,592	$1,652,561

Total loans	$2,379,997	$2,328,845

The following table summarizes the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective annual interest rate of each secured and unsecured short-term and long-term loan:

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of September 30, 2024	date	date	in RMB	in USD	rate	Note
Secured long-term loans
Long-term loans, current portion
Huaneng Guicheng Trust Co., Ltd	August 1, 2023	August 1, 2025	525,000	$74,812	16.2%	1
Huaneng Guicheng Trust Co., Ltd	December 30, 2022	December 28, 2024	501,667	71,484	16.56%	1
Zhejiang Mintai Commercial Bank	August 1, 2023	July 28, 2025	275,625	39,276	14.11%	2
WeBank Co., Ltd	August 1, 2023	July 28, 2025	118,125	16,833	14.11%	3
Total long-term loans, current portion			1,420,417	$202,405
Long-term loans, non-current portion
Xinmao Group Co., Ltd	May 1, 2024	April 30, 2027		2,177,592	4.50%	4
Total long-term loans, non-current portion				$2,177,592

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Loans (Continued)

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of September 30, 2023	date	date	in RMB	in USD	rate	Note
Long-term loans, current portion
WeBank Co., Ltd	April 12, 2023	April 1, 2025	885,000	$121,300	12.56%	3
WeBank Co., Ltd	May 15, 2023	May 15, 2025	500,000	68,531	9.00%	3
WeBank Co., Ltd	August 14, 2022	August 1, 2024	479,167	65,675	14.40%	3
WeBank Co., Ltd	May 15, 2023	May 1, 2025	90,000	12,336	13.86%	3
WeBank Co., Ltd	August 1, 2023	July 28, 2025	67,500	9,252	14.11%	3
WeBank Co., Ltd	August 1, 2023	August 1, 2025	64,500	8,840	12.78%	3
Jiangsu Suning Bank	September 2, 2022	September 1, 2024	1,000,000	137,061	12.00%	5
Jiangsu Suning Bank	May 15, 2023	May 1, 2025	210,000	28,783	13.86%	6
Jiangsu Suning Bank	August 1, 2023	August 1, 2025	150,500	20,628	12.78%	6
Huaneng Guicheng Trust Co., Ltd	December 30, 2022	December 28, 2024	430,000	58,936	12.91%	7
Huaneng Guicheng Trust Co., Ltd	August 1, 2023	August 1, 2025	300,000	41,118	16.56%	7
China Resources Shenzhen Investment Trust Co., Ltd	July 1, 2022	July 1, 2024	600,000	82,237	14.40%	8
Zhejiang Mintai Commercial Bank	August 1, 2023	July 28, 2025	157,500	21,587	14.11%	2
Total long-term loans, current portion			4,934,167	$676,284
Long-term loans, non-current portion
Bank of Beijing	April 3, 2023	April 2, 2026	8,000,000	1,096,491	4.8%	9
Xiaoshan Rural Commercial Bank	June 19, 2023	June 18, 2026	2,400,000	328,947	4.5%	10
WeBank Co., Ltd	April 12, 2023	April 1, 2025	442,500	60,651	12.6%	3
WeBank Co., Ltd	May 15, 2023	May 15, 2025	333,333	45,687	9.0%	3
WeBank Co., Ltd	August 1, 2023	August 1, 2025	56,250	7,710	13.9%	3
WeBank Co., Ltd	August 1, 2023	July 28, 2025	52,500	7,196	14.1%	3
WeBank Co., Ltd	August 1, 2023	August 1, 2025	48,375	6,630	12.8%	3
Huaneng Guicheng Trust Co., Ltd	August 1, 2023	August 1, 2025	250,000	34,265	16.2%	1
Huaneng Guicheng Trust Co., Ltd	December 30, 2022	December 28, 2024	107,500	14,734	12.9%	1
Jiangsu Suning Bank	May 15, 2023	May 1, 2025	122,500	16,790	13.9%	6
Jiangsu Suning Bank	August 1, 2023	August 1, 2025	112,875	15,471	12.8%	6
Zhejiang Mintai Commercial Bank	July 1, 2022	July 1, 2024	131,250	17,989	14.4%	2
Total long-term loans, non-current portion			12,057,083	$1,652,561

1.

These loans are guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Agricultural, for up to RMB 3 million ($0.4 million) of the outstanding principal and interest. These loans are in default.

2.	The loan is guaranteed by Mr. Dehong Zhang, a legal representative of Farmmi Food, for up to RMB 5 million ($0.7 million). These loans are in default.
3.	The loan is guaranteed by Mr. Dehong Zhang, a legal representative of Farmmi Food, for up to RMB 5 million ($0.7 million). These loans are in default.
4.

On January 1, 2024, the Company entered into a revolving loan of $5.0 million with a third party, with a flexible drawdown and repayment terms from May 1, 2024 to April 30, 2027, and with an annual interest of 4.5% per annum.

5.	The loan is guaranteed by the CEO of the Company, Ms. Yefang Zhang, on the outstanding principal and interest.
6.	The loan is guaranteed by Mr. Dehong Zhang, a legal representative of Farmmi Food, on the outstanding principal and interest.
7.	These loans are guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Agricultural, for up to RMB 3 million ($0.4 million) of the outstanding principal and interest.
8.	These loans are guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Agricultural, for up to RMB 3 million ($0.4 million) of the outstanding principal and interest.
9.

The loan is guaranteed by Ms. Xinyang Wang, the 100% shareholder of Nongyuan Network, for up to RMB 16 million ($2.2 million) of the outstanding principal and interest and is collateralized by a property, owned by Ms. Xinyang Wang, which has a valuation of RMB 19.2 million ($2.6 million).

10.	The loan is secured by real property owned by Mr. Dehong Zhang, a legal representative of Farmmi Food.

Interest expense amounted to $0.7 million, $0.65 million, and $0.1 million for the years ended September 30, 2024, 2023, and 2022, respectively.

Note 10 - Convertible promissory note

On September 26, 2022, the Company completed a $6.42 million convertible promissory note (the “Note”) with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. As of September 30, 2024 and 2023, the fair value of this derivative liability was nil and nil, respectively. For the years ended September 30, 2024, 2023, and 2022, the change in fair value of derivative liability of nil, $0.9 million, and $0.42 million, respectively, was recorded in other income.

The debt discount was amortized over the term of the convertible promissory note and, for the years ended September 30, 2024, 2023 and 2022, the Company recorded amortization of debt issuance cost of nil, $1.7 million and $48,160, respectively, in other expenses.

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

For the year ended September 30, 2024 and 2023, 1,154,000 and 474,137 ordinary shares were issued for the redemption of $1.2 million and $1.1 million convertible notes, respectively. As of September 30, 2024 and 2023, the balance of the convertible promissory note, net of amortization, amounted to nil and $5.8 million, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Promissory note

On July 30, 2024, the Company entered into a note purchase agreement (the “Purchase Agreement”) with Atlas Sciences, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note (the “Note”) dated July 30, 2024 in the original principal amount of $5,355,000 (the “Note”) for $5,000,000 in gross proceeds. The Company used all of the proceeds from the Note to repay its indebtedness owed to Streeterville Capital, LLC under the Convertible Promissory Note it issued on September 26, 2022.

The Note bears interest at a rate of 7.0% per year and has a term of twelve (12) months after the purchase price of the Note is delivered by the Investor (the “Purchase Price Date”). The Note carries an original issue discount of $350,000 and includes $5,000 for investor fees, costs, and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the Purchase Price Date, subject to a maximum monthly redemption amount of $1,000,000. Following receipt of a redemption notice, if the Company has not repaid by a minimum monthly redemption amount of $250,000, the Company is required to pay by the fifth day of the following month the difference between the minimum monthly redemption amount and the amount actually repaid in such month, or the outstanding balance will be automatically increased by 0.5% as of such fifth day. Under the Purchase Agreement, while the Note is outstanding until 5 days after the Note is satisfied in full, the Company agreed to keep adequate current public information available, maintain its Nasdaq listing and not make certain Restricted Issuance (as defined therein), among other things. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for a Major Trigger Event (as defined in the Note) and 5% for a Minor Trigger Event (as defined in the Note), with an aggregate of 25% as the maximum increase in the outstanding balance. In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements and do not purport to be complete and are qualified in their entirety by reference to the form of the Purchase Agreement and the Note.

For the year ended September 30, 2024, the interest expense of the Note was $62,921 and the amortization of debt issuance costs were $60,301.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Shareholders’ equity

Ordinary shares and warrants

FAMI is a holding company which was incorporated under the laws of the Cayman Islands on July 28, 2015. On July 22, 2021, the authorized share capital of the Company was increased from 200,000,000 ordinary shares of $0.001 par value each to 600,000,000 ordinary shares of $0.001 par value each. On May 31, 2022, the Company consolidated its ordinary shares at a ratio of one-for-twenty-five. On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight, and, immediately following the share consolidation, the authorized share capital of the Company was increased from $2.5 million divided into 12.5 million ordinary shares of $0.20 par value each to $100 million divided into 500 million ordinary shares of $0.20 par value each by creation of an additional 487.5 million ordinary shares of $0.20 par value each. As a result of the reverse share split, 2,292, 473, and 66 ordinary shares were cancelled for the years ended September 30, 2024, 2023, and 2022, respectively.

For the year ended September 30, 2022, the Company issued 30,000,000 ordinary shares at $0.20 per ordinary share for net proceeds of $6.0 million in February 2022. After share consolidation in May 2022 and September 2023, the issuance of 30 million ordinary shares was first retrospectively adjusted to 1.2 million ordinary shares and then 150,000 ordinary shares.

For the year ended September 30, 2023, the Company issued 21,052,632 ordinary shares at $0.38 per ordinary share for net proceeds of $7.9 million in July 2023. After share consolidation in September 2023, the issuance of 21,052,632 ordinary shares was retrospectively adjusted to 2,631,579 ordinary shares.

For the year ended September 30, 2024, the Company issued 3,433,167 ordinary shares at $0.30 per ordinary share for net proceeds of $0.8 million in July 2024. In connection with this offering, on August 26, 2024, 3,433,167 warrants were issued with an exercise price of $0.75, exercisable immediately, which expire five years after their issuance date on August 26, 2024 (i.e., August 25, 2029). For the year ended September 30, 2024, no warrant was exercised. As of September 30, 2024, 3,433,167 warrants are outstanding, out of the money and antidilutive.

For the years ended September 30, 2024 and 2023, 1,154,000 and 474,137 ordinary shares, respectively, were issued for the redemption of $1.2 million and $1.1 million convertible notes, respectively.

Share incentive plan

The Company established a pool for shares and share options for employees. This pool contains shares and options to purchase 1,168,000 (or 5,840 after reverse share split) ordinary shares, equal to 10% of the number of ordinary shares outstanding at the conclusion of the initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, the Company may grant shares or options in any percentage determined for a particular grant. Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of ordinary shares on the date of grant. 596,600 (or 2,983 after reverse share split) ordinary shares were granted in March 2011. As of September 30, 2024 and 2023, after share consolidation on September 25, 2023, the remaining ordinary shares available to be issued are 2,857 and 2,857, respectively.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2024 and 2023, the balance of the required statutory reserves was $0.7 million and $1.7 million, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Taxes

Corporation income tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

FAMI is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of the Cayman Islands.

Farmmi International is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

In China the Corporate Income Tax Law generally applies an income tax rate of 25% to all enterprises. Most of the China subsidiaries are subject to corporate income tax at a statutory rate of 25% on net income reported after certain tax adjustments. Certain subsidiaries were identified as small-scaled minimal profit enterprises. Once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB 1 million is subject to a reduced rate of 5% and the part between RMB 1 million and 3 million is subject to a reduced rate of 10%.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant special tax treatment to local enterprises as a way to encourage specific agricultural industry and stimulate local economy. Farmmi Eco Agri is engaged in agricultural industry and their income are tax exempted. Net income of $3.4 million, $3.9 million, and $2.8 million was exempt from income tax for the years ended September 30, 2024, 2023, and 2022, respectively. The estimated tax savings as the result of the tax break for the years ended September 30, 2024, 2023, and 2022 amounted to $0.8 million, $1.0 million, and $0.7 million, respectively. After adjusted for share consolidation, per share effect of the tax exemption were $0.12, $0.27, and $0.24 for the years ended September 30, 2024, 2023, and 2022, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended September 30, 2024, 2023, and 2022:

	For the Years Ended September 30,
	2024	2023	2022
Statutory PRC income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemption (a)	(18.2%)	(40.9%)	(50.8%)
Favorable tax rate impact (a)	-	13.3%	(14.8%)
Permanent difference	32.3%	-	0.1%
Changes of deferred tax assets valuation allowances	(9.3%)	(5.8%)	7.2%
Non-PRC entities not subject PRC income tax	(29.8%)	19.4%	27.7%
Total	0.01%	11.0%	(5.6%)

(a) Income tax exemption refers to entity engaged in agricultural industry and its income is tax exempted. Favorable refer to entities are identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB 1 million is subject to a reduced rate of 5% and the part between RMB 1 million and RMB 3 million is subject to a reduced rate of 10%.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Taxes (continued)

Corporation income tax (“CIT”) (Continued)

The income tax expenses from the Company consists of the following:

	For the years ended September 30,
	2024	2023	2022
Current income tax expense	$264	$148,893	$58,266
Deferred income tax expense	-	164,600	(176,633)
Total	$264	$313,493	($118,367)

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	As of	As of
	September 30,	September 30,
	2024	2023
Net operating loss (“NOL”) carry forward	$504,051	$284,283
Allowance for inventory	3,299	2,202
Allowance for doubtful accounts	75,729	4,474
Allowance for long-term investments	58,717	-
Valuation allowance	(641,796)	(290,959)
Total	-	-

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax basis and U.S. GAAP. Certain subsidiaries had a cumulative net operating loss of approximately $2.0 million as of September 30, 2024, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a valuation allowance of $0.6 million was recorded against the gross deferred tax asset balance at September 30, 2024. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that certain subsidiaries will not generate sufficient future taxable income to utilize the net operating loss.

Note 14 - Concentration of major customers and suppliers

For the year ended September 30, 2024, one major customer accounted for approximately 55% of the Company’s total sales. For the year ended September 30, 2023, two major customers accounted for approximately 41% and 12% of the Company’s total sales. For the year ended September 30, 2022, two major customers accounted for approximately 31% and 16% of the Company’s total sales. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2024, one major customer accounted for approximately 98% of the Company’s accounts receivable balance. As of September 30, 2023, two major customers accounted for approximately 87% and 12% of the Company’s accounts receivable balance.

For the year ended September 30, 2024, three major suppliers accounted for approximately 24%, 22%, and 16% of the total purchases. For the year ended September 30, 2023, one major supplier accounted for approximately 14% of the total purchases. For the year ended September 30, 2022, two major suppliers accounted for approximately 23% and 21% of the total purchases.

As of September 30, 2024, five major suppliers accounted for approximately 28%, 20%, 20%, 17%, and 15% of the Company’s advances to suppliers balance. As of September 30, 2023, three major suppliers accounted for approximately 46%, 18%, and 13% of the Company’s advances to suppliers balance.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Leases

The Company rents (i) its factories in Lishui City, Zhejiang Province from a related party, Zhejiang Tantech Bamboo Technology Co., Ltd, for processing dried edible fungi; (ii) a floor in an office building in Hangzhou from a third party; and (iii) a warehouse in the USA.

As of September 30, 2024 and 2023, the remaining average lease term was 2.3 years and 7.1 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.7% per annum and 10.2% per annum as of September 30, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	September 30,	September 30,
	2024	2023
Right-of-use assets under operating leases	$7,399,841	$516,459

Operating lease liabilities, current	3,391,141	69,062
Operating lease liabilities, non-current	4,025,625	458,617
Total operating lease liabilities	$7,416,766	$527,679

For the years ending September 30,
2025	$3,656,722
2026	3,782,108
2027	102,901
2028	91,943
2029	84,115
Thereafter	168,230
Total future minimum lease payments	7,886,019
Less: Imputed interest	(469,253)
Total	$7,416,766

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

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: shiitake mushrooms, mu er fungus, and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes, sells to the same or similar type of customers, and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trends. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Since June 2021, the Company’s operations have expanded into bulk agricultural commodity trading, such as cotton and corn bulk trading. The Company obtains control over these commodities as a principal from its suppliers before selling these commodities to its customers.

The following table presents revenue by major product categories (from third parties and related parties) for the years ended September 30, 2024, 2023, and 2022:

	For the years ended September 30,
	2024	2023	2022
Tapioca	-	$39,977,734	-
Corn	$30,971,188	27,430,969	$10,778,197
Shiitake	17,791,882	19,655,465	19,859,533
Mu Er	14,820,286	16,301,157	19,123,152
Cotton	-	5,547,927	47,950,345
Red dates	507,083	-	-
Cornstarch	-	1,338,782	-
Other products	31,493	112,853	1,502,152
Logistic services	9,400	-	-
Total	$64,131,332	$110,364,887	$99,213,379

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Related party transactions

The relationship and nature of related party transactions are summarized as follow:

Name of related party	Relationship to the Company	Nature of transactions
Zhejiang Yili Yuncang Technology Group Co., Ltd	10% equity interest owned by the Company	Prepayment of electricity and water expenses for office leased to the Company
FarmNet Limited	Owns 0.7% equity interest of the Company	Payment of expenses by the Company
Epakia Canada Inc	The legal representative of Epakia Canada Inc is a director of the Company.	Payment of expenses by the Company
Forasen Group Co., Ltd	Owned by Mr. Zhengyu Wang, the Chairman of the Board of Directors of the Company	Sales from the Company
Zhang Bin	Serves as the supervisor of Farmmi Food	Sales from the Company
Shanghai Zhongjian Yiting Medical Health Technology Partnership	A partnership jointly set up by the Company with another limited partner ("LP").	Payment of expenses by the Company
Zhang Dehong	The brother of the Company’s CEO, Ms. Yefang Zhang	Payment of expenses by the Company and provide guarantees as an additional security for certain loans
Yefang Zhang	Chief Executive Officer of the Company	Payment of expenses for the Company
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of Mr. Zhengyu Wang and Ms. Yefang Zhang, CEO of the Company	Lease factory building to the Company and charging water and electricity for offices leased to the Company
Forasen Holdings Group Co., Ltd	Owned by Mr. Zhengyu Wang, the Chairman of the Board of Directors of the Company	Purchases from the Company

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Related party transactions (continued)

Due from related parties consisted of the following:

		As of	As of
		September 30,	September 30,
		2024	2023
Due from related parties	Names of related parties
Other receivables	Dehong Zhang	$202,547	$137
Other receivables	Zhejiang Yili Yuncang Holding Group Co., Ltd	99,441	103,417
Other receivables	FarmNet	4,100	4,100
Other receivables	Epakia Canada Inc	2,996	2,996
Trade receivables	Forasen Group Co., Ltd	2,094	-
Trade receivables	Zhang Bin	1,184	-
Other receivables	Shanghai Zhongjian Yiting Medical Health Technology Partnership	-	308
		$312,362	$110,958

Amount due from Zhejiang Yili Yuncang Holding Group Co., Ltd was mainly related to prepayment of electricity and water expenses for offices leased to the Company.

Amounts due from FarmNet Limited, Epakia Canada Inc, Forasen Group Co., Ltd, Zhang Bin, Shanghai Zhongjian Yiting Medical Health Technology Partnership, and Dehong Zhang were mainly related to expenses paid by the Company which can be recoverable from these related parties.

Due to related parties from the Company consisted of the following:

		As of	As of
		September 30,	September 30,
		2024	2023
Due to related parties	Name of related parties
Other payable	Yefang Zhang	$356,975	$9,150
Other payable	Zhejiang Tantech Bamboo Technology Co., Ltd	144,525	24,496
Other payable	Forasen Holdings Group Co., Ltd	-	168
		$501,500	$33,814

Amount due to Zhejiang Tantech Bamboo Technology Co., Ltd was related to water and electricity expenses for offices leased to the Company.

Amounts due to Forasen Holdings Group Co., Ltd and Yefang Zhang were related to payment of expenses by related parties for the Company. Amounts were due on demand and non-interest bearing.

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the years ended September 30, 2024, 2023, and 2022, the Company recorded sales to related parties of $2,785, nil, and $1,016, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Related party transactions (Continued)

Operating leases from related parties

The following table summarizes operating leases with related party, Zhejiang Tantech Bamboo Technology Co., Ltd, detailing lease begin date, lease end date, leasing purpose, leasing area in square meters, and annual rent in RMB and its equivalent in USD.

Zhejiang Tantech Bamboo Technology Co., Ltd	Lease No 1	Lease No. 2	Lease No. 3	Total
Lease begin date	August 1, 2021	July 14, 2021	March 1, 2023
Lease end date	July 31, 2031	July 13, 2031	February 29, 2028
Leasing purpose	Factory building	Factory building	Office
Annual rent in RMB	168,854	421,431	131,835	722,120
Annual rent in USD	$23,438	$58,497	$18,299	$100,234
Area (in square meters)	1,180	1,914	479	3,573

For the years ended September 30, 2024, 2023, and 2022, the Company incurred lease expense of $100,235, $66,116, and $88,847, respectively.

The Company and Forasen Group signed a Non-Competition Agreement which provides that Forasen Group should not engage in any business that the Company engages in, except purchasing products from the Company. In addition, Mr. Wang and Ms. Zhang signed a Non-Competition Agreement with the Company and Tantech which provides that Mr. Wang and Ms. Zhang shall not vote in favor or otherwise cause Tantech to engage in the business that the Company conducts.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Dispositions of subsidiaries

On January 31, 2024, Zhejiang Suyuan Agricultural Technology Co., Ltd (“Suyuan”), a wholly owned subsidiary of the Company, entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd, an unrelated third party. Under the agreement, Suyuan agreed to sell 100% of the equity of its wholly owned subsidiary, Zhejiang Farmmi Holdings Group Co., Ltd (“Farmmi Holding”), to the buyer for RMB 43.1 million (approximately $6.0 million). The sale of Farmmi Holding was intended to streamline the business operations of certain of the Company’s subsidiaries in China and reduce the costs associated with maintaining Farmmi Holding and its wholly owned subsidiary, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd (“Farmmi Agriculture”).

As previously reported, prior to January 2023, Hangzhou Nongyuan Network Technology Co., Ltd (“Nongyuan Network” or “VIE”), through a series of VIE agreements with Farmmi Agriculture, operated the e-commerce websites and online sales of agriculture products for the Company’s subsidiaries in China. Such contractual arrangements enabled Farmmi Agriculture to have effective control over and receive substantially all of the economic benefits of Nongyuan Network. After January 2023, the e-commerce platform operations have been halted. After the share transfer, Farmmi Agriculture’s contractual arrangements with Nongyuan Network would be transferred to the buyer.

Prior to the entry into the agreement, all of the business operations, customers and suppliers of Farmmi Holding and Farmmi Agriculture had been transferred to other operating subsidiaries of the Company. The purchase price to be paid by the buyer to Suyuan reflects the aggregate value of all the assets of the disposed entities.

On September 18, 2024, Farmmi International Limited (“Farmmi International”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with Lishui Jiuanju Trading Co., Ltd (“Jiuanju”), an unrelated third party. Under the agreement, Farmmi International agreed to sell 100% of the equity of its wholly owned subsidiary, Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd (“Farmmi Ecology”), to the buyer for RMB 12,000 (approximately $1,700). The sale of Farmmi Ecology was intended to streamline the business operations of the Company’s subsidiaries in China and reduce the costs associated with maintaining Farmmi Ecology. Prior to the entry into the agreement, Farmmi Ecology’s 5% equity interest in Zhejiang Yitang Medical Service Co., Ltd, a wholly owned subsidiary of the Company, had been transferred to Farmmi (Hangzhou) Health Development Co., Ltd, a subsidiary of the Company. The purchase price to be paid by the buyer to Farmmi International was determined based on the fair value of Farmmi Ecology.

On September 23, 2024, Farmmi International entered into a share transfer agreement with Jiuanju, pursuant to which Farmmi International agreed to sell 100% of the equity of its wholly owned subsidiary, Lishui Farmmi Technology Co., Ltd (“Farmmi Technology”), to the buyer for RMB 620,000 (approximately $88,070). The sale of Farmmi Technology was intended to streamline the business operations of the Company’s subsidiaries in China and reduce the costs associated with maintaining Farmmi Technology. Prior to the entry into the agreement, Farmmi Technology’s 50% equity interest in Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd, a wholly owned subsidiary of the Company, had been transferred to Farmmi (Hangzhou) Enterprise Management Co., Ltd, a subsidiary of the Company. The purchase price to be paid by the buyer to Farmmi International was determined based on the fair value of Farmmi Technology.

The Company disposed of these subsidiaries but maintained their operations with the remaining subsidiaries; therefore, these disposals did not constitute discontinued operations.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Dispositions of subsidiaries (continued)

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities in the consolidated balance sheets as of September 30, 2024 and 2023.

	As of	As of
	September 30,	September 30,
	2024	2023
Carrying amounts of major classes of assets
Cash	$503,537	$453,107
Accounts receivable, net	3,742,878	3,062,637
Advances to suppliers	-	16,050,485
Due from related parties	-	7,769
Other receivables	121,439	69,289
Property, plant and equipment	1,253	1,296
Total assets of disposed entities	$4,369,107	$19,644,583

Carrying amounts of major classes of liabilities
Bank loans	$4,557,707	$4,535,533
Accounts payable	4,166,169	1,034,048
Other current liabilities	627,222	433,140
Total liabilities of disposed entities	$9,351,098	$1,542,323

The following is a reconciliation of the amounts of major classes of operations of disposed entities in the consolidated statements of operations and other comprehensive income (loss) for the years ended September 30, 2024 and 2023.

	For the year ended September 30,
	2024	2023
Revenue	$9,936,786	$47,107,723
Cost of revenues	(9,923,338)	(47,015,332)
Gross profit	13,448	92,391
Operating expenses	(152,525)	(375,660)
Income from operations	(139,077)	(283,269)
Other income	771,635	543,365
Income before income taxes	632,558	260,096
Income tax expenses	(32)	(52,123)
Net income	$632,526	$207,973

Note 19 - Subsequent events

In August 2024, the Company issued 3,433,167 ordinary shares at $0.30 per ordinary share for net proceeds of $0.8 million. In connection with this offering, on August 26, 2024, 3,433,167 warrants were issued with an exercise price of $0.75, exercisable immediately, which expire five years after their issuance date on August 26, 2024 (i.e., August 25, 2029). On November 6, 2024, the exercise price was adjusted to $0.20, and the warrants were accordinglyadjusted to 12,874,377. Since then, 3,847,401 warrants have been exercised, gross proceeds of $769,480 have been received, and 10,748,751 warrants remain outstanding.

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

The Company did not pay any dividend for the periods presented. As of September 30, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Condensed financial information of the parent company (continued)

Farmmi, Inc.

Parent Company Balance Sheets

	As of	As of
	September 30,	September 30,
	2024	2023
Assets
Current assets
Cash	$70	$84
Other receivables	294,701	103,760
	294,771	103,844
Non-current assets
Investment in subsidiaries	169,753,151	167,664,201
Total assets	$170,047,922	$167,768,045

Liabilities and Shareholders’ Equity
Current liabilities
Interest payable	31,685	3,377
Convertible promissory notes	-	5,788,742
Derivative liability	-	-
Total liabilities	31,685	$5,792,119

Commitments and contingencies

Shareholders’ equity
Ordinary shares, $0.20 par value: 500 million shares authorized, 10,678,953 and 6,094,078 shares issued and outstanding as of September 30, 2024 and 2023, respectively	2,135,791	1,218,816
Additional paid-in capital	161,571,245	160,571,517
Retained earnings	6,309,201	185,593
Total shareholders’ equity	170,016,237	161,975,926

Total liabilities and shareholders’ equity	$170,047,922	$167,768,045

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Condensed financial information of the parent company (Continued)

Farmmi, Inc.

Parent Company Statements of Operations

	For the year ended September 30,
	2024	2023	2022
Operating expenses:
General and administrative expenses	$(803,483)	$(913,948)	$(2,961,849)
Other expenses
Change in fair value of derivative liability	-	873,767	419,649
Interest expense	(1,535,732)	(445,766)	-
Amortization of debt issuance costs	(60,301)	(1,691,609)	(48,160)
Other expenses	(1,061)	(432)	(3,024)
Loss from operations	(2,400,577)	(2,177,988)	(2,593,384)
Equity in (loss) income of subsidiaries and VIE	(2,254,102)	4,721,801	4,817,363
Comprehensive (loss) income attributable to the Company	$(4,654,679)	$2,543,813	$2,223,979

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Condensed financial information of the parent company (Continued)

Farmmi, Inc.

Parent Company Statements of Cash Flows

	For the year ended September 30,
	2024	2023	2022
Cash flows from operating activities
Net (loss) income	$(4,654,679)	$2,543,813	$2,223,979
Adjustments to reconcile net (loss) income to net cash used in operating activities
Equity in earnings of subsidiaries	2,254,102	(4,721,801)	(4,817,363)
Interest expense	1,444,191	-	-
Amortization of debt issuance costs	60,301	1,691,609	48,160
Change in fair value of derivative liability	-	(873,767)	(419,649)
Share-based compensation	-	-	2,007,328
Other current assets	134,996	98	21,223
Other current liabilities	-	(50,869)	54,246
Net cash used in operating activities	(761,089)	(1,410,917)	(882,076)

Cash flows from investing activities
Investing in subsidiaries	1,028,374	(10,576,178)	(7,529,060)
Net cash provided by (used in) investing activities	1,028,374	(10,576,178)	(7,529,060)

Cash flows from financing activities
Proceeds from promissory notes	5,000,000	-	-
Repayment of promissory notes	(130,000)	-	-
Repayment of convertible promissory notes	(6,050,625)	-	-
Net proceeds from share issuance	762,703	7,930,000	6,000,000
Net proceeds from issuance of convertible promissory notes	-	-	6,000,000
Proceeds from advances from related parties	150,623	-	-
Repayment of advances from related parties	-	-	(54,600)
Net cash (used in) provided by financing activities	(267,299)	7,930,000	11,945,400

Net (decrease) increase in cash	(14)	(4,057,095)	3,534,264
Cash, beginning of year	84	4,057,179	522,915
Cash, end of year	$70	$84	$4,057,179

