Form 20-F
period 2025-09-30
Farmmi, Inc.
filed 2026-02-10
CIK 1701261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Zhimin Lu, Chief Financial Officer

+86-0578-82612876

lzm@farmmi.com

F3 Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $2.40 par value per share	FAMI	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,481,874 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer☒
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

There are significant legal and operational risks associated with conducting a substantial portion of our operations in mainland China, including those changes in the legal, political, and economic policies of the PRC government, the relations between China and the United States, or PRC or U.S. regulations may materially and adversely affect our business, financial condition, results of operations, and the market price of our Class A ordinary shares (the “Class A Ordinary Shares” or “Ordinary Shares”). Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless. Recent statements made and regulatory actions undertaken by the PRC government, including the recent enactment of China’s Data Security Law, as well as our obligations to comply with China’s new Cybersecurity Review Measures (which became effective on February 15, 2022), regulations and guidelines relating to the multi-level protection scheme, Personal Information Protection Law, or PIPL, the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and related guidelines (collectively, the “Trial Measures” or “Overseas Listing Rules”), and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments or continue to be listed on a U.S. or foreign stock exchange.

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

The following diagram illustrates our Company’s organizational structure as of the date of this annual report:

Farmmi, Inc.
(Cayman Islands)
100%
100%
Farmmi International Limited
(Hong Kong)
Farmmi USA Inc
75%
Suppchains Group Inc
100%
Suppchains Transport Inc
100%
SUPPCHAINS OAK INC
100%
Bluesage Marketing INC
Abroad
Domestic
100%
Zhejiang Suyuan Agricultural Technology Co., Ltd
浙江素源农业科技有限公司
100%
Farmmi (Hangzhou) Enterprise Management Co., Ltd.
农米（杭州）企业管理有限公司
100%
Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd.
浙江农米生态农业科技有限公司
100%
Lishui Farmmi E-commerce Co. LTD
丽水农米电子商务有限公司
100%
Farmmi (Hangzhou) Health Development Co., Ltd.
农米（杭州）健康发展有限公司
100%
Zhejiang Farmmi Healthcare Technology Co., Ltd.
浙江农米健康医疗科技有限公司
5%
95%
Zhejiang Yitang Medical Service Co., Ltd.
浙江易棠医疗服务有限公司
100%
100%
Zhejiang Yiting Medical Technology Co., Ltd.
浙江易庭医疗科技有限公司
Jiangxi Xiangbo Agriculture and Forestry Development Co., LTD
江西相柏农林开发有限公司
100%
Yudu County Yada Forestry Co., LTD
于都县亚达林业有限公司

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries established under PRC law. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of our PRC subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our PRC subsidiaries has obtained a valid business license from the local SAMR, and no application for any such license has been denied. Our PRC subsidiaries are also required to obtain certain licenses and permits. Among our PRC subsidiaries, Farmmi Food and Farmmi Biotech are required to obtain food business licenses pursuant to the PRC Food Safety Law. As of the date of this report, as advised by our PRC legal counsel, Zhiheng Law Firm, we and our PRC subsidiaries have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Pursuant to the Cybersecurity Law of the PRC, which was promulgated on October 28, 2025 and came into effect on January 1, 2026, listed companies are required, among other things, (a) to fulfill their security protection obligations in accordance with the requirements of the cybersecurity tiered protection system, to prevent networks from being disturbed, damaged, or accessed without authorization, as well as data leakage, theft, or tampering; (b) to take technical measures and other necessary measures to ensure the secure and stable operation of their networks, effectively respond to cybersecurity incidents, guard against cyber-related criminal activities; and strictly keep personal information collected confidential, without disclosing, tampering with, or damaging it; (c) to set up a dedicated security management organization and responsible person, conduct security background checks, and regularly provide cybersecurity education, technical training, and skill assessments for employees, if listed companies operate critical information infrastructure, and operators of critical information infrastructure are required to conduct at least one security inspection and assessment each year, report the results and improvement measures to relevant departments, and also develop emergency response plans and conduct regular drills; and (d) for listed companies that store network data overseas or provide data to overseas entities, to undergo security assessments or take corresponding security measures to ensure the security of cross-border data flows. Listed companies that violate cybersecurity regulations may face penalties such as warnings, fines, suspension of related business activities, revocation of licenses or business licenses, etc. If the violation constitutes a crime, criminal responsibility shall be pursued according to law.

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

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC, we are deemed as an “Existing Issuer” because we had been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions. We may be subject to additional compliance requirements in the future, and we cannot assure you that we will be able to get the above-mentioned clearance of filing procedures on a timely basis, or at all. If we or our PRC Subsidiaries in the future fail to undertake filing procedures as stipulated in the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our PRC Subsidiaries and impose a fine of between RMB 1,000,000 and RMB 10,000,000. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

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

For the fiscal year ended September 30, 2025, we provided working capital loans of $157.7 million in aggregate to our subsidiaries.

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

A. Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended September 30, 2025, 2024, and 2023 and the selected consolidated balance sheets data as of September 30, 2025 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars)

Statements of operations data:

	For the Years Ended September 30,
	2025	2024	2023	2022	2021
Revenues	$27,971,360	$64,131,332	$110,364,887	$99,213,379	$39,289,951
Gross profit	801,523	3,873,714	4,286,755	5,438,086	5,109,281
Operating expenses	(56,917,899)	(3,078,029)	(2,245,380)	(4,495,718)	(2,256,405)
(Loss) income from operations	(56,116,376)	795,685	2,041,375	942,368	2,852,876
Income tax (expenses) benefits	(42)	(264)	(313,493)	118,367	(25,571)
Net (loss) income from continuing operations	(53,385,988)	(4,627,772)	2,543,813	2,223,979	2,407,790
Net loss from discontinued operations, net of tax	-	-	-	-	(51,352)
Net (loss) income	$(53,385,988)	$(4,627,772)	$2,543,813	$2,223,979	$2,356,438
(Loss) earnings per share, basic
Continuing operations	(29.08)	(7.83)	8.41	9.18	56.19
Discontinued operations	-	-	-	-	(1.20)
(Loss) earnings per share, diluted
Continuing operations	(29.08)	(7.83)	8.41	9.18	56.19
Discontinued operations	-	-	-	-	(1.18)
Weighted average ordinary share outstanding, basic	1,836,043	590,694	302,410	242,165	42,851
Weighted average ordinary share outstanding, diluted	1,836,043	590,694	704,406	242,165	43,523

Balance sheets data

	2025	2024	2023	2022	2021
Current assets	$93,125,955	$161,925,796	$158,171,175	$153,254,380	$155,305,536
Total assets	$147,033,182	$186,733,719	$174,800,086	$163,782,853	$165,686,901
Current liabilities	$9,956,330	$10,060,240	$10,712,982	$8,289,321	$4,146,426
Total liabilities	$23,175,730	$16,717,482	$12,824,160	$9,098,762	$4,894,483
Total shareholders' equity (net assets)	$123,857,452	$170,016,237	$161,975,926	$154,684,091	$160,792,418

Selected Consolidated Financial Schedule

The tables below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into FAMI, PRC subsidiaries, and non-PRC subsidiaries for the years ended September 30, 2025 and 2024, and into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the fiscal year ended September 30, 2023.

	For the Year Ended September 30, 2025
	Non-PRC	PRC			Consolidated
	Subsidiaries	Subsidiaries	FAMI	Eliminations	total
Revenues	$7,326,921	$20,644,439	-	-	$27,971,360
Cost of revenues	(8,805,651)	(18,364,186)	-	-	(27,169,837)
Gross (loss) profit	(1,478,730)	2,280,253	-	-	801,523
Operating expenses	(821,384)	(55,099,230)	(997,285)	-	(56,917,899)
Loss from operations	(2,300,114)	(52,818,977)	(997,285)	-	(56,116,376)
Other income (expenses)	1,233,449	2,071,039	(574,058)	-	2,730,430
Loss before income taxes	(1,066,665)	(50,747,938)	(1,571,343)	-	(53,385,946)
Income tax expenses	-	(42)	-	-	(42)
Net loss	$(1,066,665)	$(50,747,980)	$(1,571,343)	-	$(53,385,988)

	For the year ended September 30, 2024
	Non-PRC	PRC			Consolidated
	Subsidiaries	Subsidiaries	FAMI	Eliminations	total
Revenues	$9,400	$64,121,932	-	-	$64,131,332
Cost of revenues	(4,480)	(60,253,138)	-	-	(60,257,618)
Gross profit	4,920	3,868,794	-	-	3,873,714
Operating expenses	(338,119)	(1,936,427)	(803,483)	-	(3,078,029)
(Loss) income from operations	(333,199)	1,932,367	(803,483)	-	795,685
Other (expenses) income	(4,853,175)	4,529,659	(5,099,677)	-	(5,423,193)
(Loss) income before income taxes	(5,186,374)	6,462,026	(5,903,160)	-	(4,627,508)
Income tax expenses	949	(1,213)	-	-	(264)
Net (loss) income	$(5,185,425)	$6,460,813	$(5,903,160)	-	$(4,627,772)

	For the year ended September 30, 2023
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$74,224,063	$16,034,543	$20,106,281	-	$110,364,887
Cost of revenues	(70,021,350)	(16,023,779)	(20,033,003)	-	(106,078,132)
Gross profit	4,202,713	10,764	73,278	-	4,286,755
Operating expenses	(1,028,294)	(71,676)	(231,462)	(913,948)	(2,245,380)
Income (loss) from operations	3,174,419	(60,912)	(158,184)	(913,948)	2,041,375
Other income (expenses)	1,514,162	(68,416)	634,225	(1,264,040)	815,931
Income (loss) before income taxes	4,688,581	(129,328)	476,041	(2,177,988)	2,857,306
Provision for income taxes	(270,874)	(8,556)	(34,063)	-	(313,493)
Net income (loss)	$4,417,707	$(137,884)	$441,978	$(2,177,988)	$2,543,813

The tables below disaggregated the Consolidated Balance Sheets of the Company into FAMI, PRC subsidiaries and non-PRC subsidiaries as of September 30, 2025 and 2024.

	As of September 30, 2025
	Non-PRC	PRC			Consolidated
	Subsidiaries	Subsidiaries	FAMI	Eliminations	total
Intercompany receivables	$15,120,843	$8,188	$157,699,303	$(172,828,334)	-
Current assets excluding intercompany receivables	31,988,835	61,137,050	70	-	93,125,955
Current assets	47,109,678	61,145,238	157,699,373	(172,828,334)	93,125,955
Investment in subsidiaries	69,019,556	-	-	(69,019,556)	-
Non-current assets excluding investment in subsidiaries	46,933,699	6,973,528	-	-	53,907,227
Non-current assets	115,953,255	6,973,528	-	(69,019,556)	53,907,227
Total assets	163,062,933	68,118,766	157,699,373	(241,847,890)	147,033,182
Intercompany payables	148,633,480	22,321,325	3,270	(170,958,075)	-
Current liabilities excluding intercompany payables	6,520,299	406,446	3,029,585	-	9,956,330
Current liabilities	155,153,779	22,727,771	3,032,855	(170,958,075)	9,956,330
Non-current liabilities	13,194,630	24,770	-	-	13,219,400
Total liabilities	168,348,409	22,752,541	3,032,855	(170,958,075)	23,175,730
Total shareholders' equity (net assets)	$(5,285,476)	$45,366,225	$154,666,518	$(70,889,815)	$123,857,452

	As of September 30, 2024
	Non-PRC	PRC			Consolidated
	Subsidiaries	Subsidiaries	FAMI	Eliminations	total
Intercompany receivables	$63,632,744	$7,653	$151,457,184	$(215,097,581)	-
Current assets excluding intercompany receivables	680,374	160,950,651	294,771	-	161,925,796
Current assets	64,313,118	160,958,304	151,751,955	(215,097,581)	161,925,796
Investment in subsidiaries	68,019,556		-	(68,019,556)	-
Non-current assets excluding investment in subsidiaries	7,969,062	16,838,861	-	-	24,807,923
Non-current assets	75,988,618	16,838,861	-	(68,019,556)	24,807,923
Total assets	140,301,736	177,797,165	151,751,955	(283,117,137)	186,733,719
Intercompany payables	135,718,879	78,130,518	962,080	(214,811,477)	-
Current liabilities excluding intercompany payables	3,564,540	1,057,154	5,438,546	-	10,060,240
Current liabilities	139,283,419	79,187,672	6,400,626	(214,811,477)	10,060,240
Non-current liabilities	6,237,130	420,112	-	-	6,657,242
Total liabilities	145,520,549	79,607,784	6,400,626	(214,811,477)	16,717,482
Total shareholders' equity (net assets)	$(5,218,813)	$98,189,381	$145,351,329	$(68,305,660)	$170,016,237

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

	For the Years Ended September 30,
	2025	2024	2023
Period ended exchange rate US$1=RMB	7.1190	7.0176	7.2960
Period average exchange rate US$1=RMB	7.2125	7.2043	7.0533

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

•

Our dual class share structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

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

Our key customers in fiscal year 2025 were principally Shanghai Yunmihui Supply Chain Group Co. Ltd (“Yunmihui”), and Lil Republic Limited (“Lil Republic”). They are unrelated parties. For the fiscal years ended September 30, 2025, 2024, and 2023, sales to Yunmihui accounted for approximately 68.1%, 55.0%, and 40.5% of our total revenue, respectively. If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

We buy our supplies from a relatively limited number of suppliers.

During the years ended September 30, 2025, 2024, and 2023, we had the following suppliers that accounted for 15% or more of our purchases.

	For the Years Ended September 30,
Supplier Name	2025	2024	2023
Jingning Liannong Trading Co., Ltd.	36.4%	23.8%	13.5%
Qingyuan Nongbang Mushroom Industry Co., Ltd.	34.9%	22.3%	7.9%
Changsha Golden Eagle Cross-Border Ltd	20.1%	-	-
Lishui Zhelin Trading Co., Ltd.	-	15.7%	9.5%

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

As of September 30, 2025 and 2024, we had approximately nil and $2.4 million in outstanding bank loans. In the future, if we have outstanding bank loans, although we believe we have adequate capital to repay those bank loans, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, we could be subject to penalty and our business could be negatively affected.

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

We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. For the years ended September 30, 2024 and 2023, our operating cash flow was negative, while for the year ended September 30, 2025, our operating cash flow was positive. Our related parties, including our major shareholders and affiliate companies, are willing to provide us financial support. However, it is possible for us to have negative cash flow again in the future, and for our related parties to be unable to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

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

While 2023 and 2022, we saw the Renminbi’s depreciation against the U.S. dollar, 2021 saw the Renminbi’s appreciation against the U.S. dollar. We are subject to exchange rate risk between U.S. dollar and Renminbi because we sell our products in U.S. dollar from time to time, and our export distributors settle in U.S. dollar and these distributors may also be affected by U.S. dollar exchange rate. Among our export sales for the year ended September 30, 2025, approximately 18.96% were sold to U.S., 16.48% sold to Canada, 10.12% sold to Japan, 15.96% sold to Europe, and 38.48% sold to the Middle East. Settlement currency is USD for export transactions no matter what the destination country is.

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

We maintain our cash with various banks located in mainland China. Cash maintained in banks within the People’s Republic of China of less than RMB 0.5 million (equivalent to $70,235) per bank are covered by "Deposit Insurance Regulation" promulgated by the State Council of the People’s Republic of China. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or escrow agent.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. For foreign investors, after reporting and being reviewed and approved by the appropriate government authorities, the foreign investors can transfer money through banks and other payment institutions, but the daily limit is $50,000 and the amount of each remittance cannot exceed $10,000. In addition, we can also distribute and transfer profits or dividends through our overseas third-party institutions in accordance with the law. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. For foreign investors, after reporting and being reviewed and approved by the appropriate government authorities, the foreign investors can transfer money through banks and other payment institutions, but the daily limit is $50,000 and the amount of each remittance cannot exceed $10,000. In addition, we can also distribute and transfer profits or dividends through our overseas third-party institutions in accordance with the law. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not subject to the insider short-swing profit disclosure and recovery regime.

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

Our dual class share structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, while each Class B Ordinary Share is entitled to fifty votes, with all ordinary shares voting together as a single class on most matters. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Only Class A Ordinary Shares are listed and traded on Nasdaq. Our CEO, Chairwoman and founder, Yefang Zhang, owns all of the issued Class B Ordinary Shares. As a result of the dual class share structure and the effective control of our Company, the holder of Class B Ordinary Shares has considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. This control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

Since our Ordinary Shares became listed on The Nasdaq Capital Market in February 2018, the trading price of our Ordinary Shares has fluctuated substantially. Between January 1, 2025 and the date of this report, our shares have closed between a low of $1.11 and a high of $4.4018 per share, and the last reported trading price on February 6, 2026 was $1.19 per Ordinary Share. The trading prices of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market and as a result, our Ordinary Shares could be delisted from Nasdaq, which may cause the price of our shares to decline and adversely impact our ability to raise capital.

Our Ordinary Shares are traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per common share. The closing bid price of our Ordinary Shares previously fell below $1.00 per share for 30 consecutive trading days, and as a result, we were not compliant with Nasdaq’s listing standards. Although we regained compliance, there can be no assurance we will continue to meet the minimum bid price requirements or any other requirements in the future, in which case our Ordinary Shares could be delisted.

In the event that our Ordinary Shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Ordinary Shares could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTC. In such event, it could become more difficult to sell or obtain accurate price quotations for our Ordinary Shares and there would likely also be a reduction in our coverage by securities analysts and news media, which could cause the price of our Ordinary Shares to decline further. In addition, our ability to raise additional capital may be severely impacted, which may negatively affect our plans and the results of our operations.

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

Our corporate affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, by the Companies Law (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

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

35

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

36

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

•

In July 22, 2021, shareholders approved the 2021 Share Incentive Plan (the “2021 Plan”) and authorized the Company to reserve a total of 40,000,000 unissued ordinary shares for issuance under the 2021 Plan.

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

37

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

38

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

39

•

On September 26, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued to Streeterville, in an unregistered private transaction, an unsecured promissory note on September 26, 2022 in the original principal amount of $6,440,000.00 (the “Note”), convertible into ordinary shares, $0.025 par value, for $6,000,000.00 in gross proceeds. On November 13, 2023, Farmmi and Streeterville entered an Amendment to the Convertible Promissory Note, which, among other things, extended the term of the Note from twelve months to twenty four months from the Purchase Price Date, or until September 28, 2024. On January 12, 2024, the Company and Streeterville entered into a Forbearance Agreement under which Streeterville agreed to withdraw the December Redemption Notice and not to seek to enforce any remedies under the Note with respect to the December Redemption Notice. In exchange for the forbearance, the Company agreed to pay to Streeterville a forbearance fee equal to ten percent (10%) of the outstanding balance of the Note.

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

•

On September 21, 2023, at an extraordinary general meeting of shareholders (EGM), the Company’s shareholders approved a proposal to effect a share consolidation of the Company’s authorized shares including issued and unissued ordinary shares at the ratio of one-for-eight. As a result of the Share Consolidation, the Company’s 100,000,000 authorized shares of a single class each with a par value of US$0.025, including all issued shares and unissued shares, were consolidated into 12,500,000 shares each with a par value of US$0.20.

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

•

On July 30, 2024, the Company entered into a note purchase agreement with Atlas Sciences, LLC, a Utah limited liability company (the “Atlas”), pursuant to which the Company issued to Atlas an unsecured promissory note dated July 30, 2024 in the original principal amount of $5,355,000.00 (the “Atlas Note”) for $5,000,000.00 in gross proceeds. The Company used all of the proceeds from the Atlas Note to repay its indebtedness owed to Streeterville Capital, LLC under the Convertible Promissory Note it issued on September 26, 2022.

40

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

•

On September 18, 2024, Farmmi International Limited entered into a share transfer agreement with Lishui Jiuanju Trading Co., Ltd, an unrelated third party. Pursuant to the agreement, Farmmi International sold 100% of the equity of its wholly owned subsidiary, Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd, to the buyer for RMB 12,000 (approximately $1,700.00). Prior to the entry into the agreement, Farmmi Ecology’s 5% equity interest in Zhejiang Yitang Medical Service Co., Ltd, a wholly owned subsidiary of the Company, had been transferred to Farmmi (Hangzhou) Health Development Co., Ltd, a subsidiary.

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

•

In July 2024, Farmmi USA Inc, a wholly-owned subsidiary of the Company, formed SuppChains Group Inc, a California corporation (“SuppChains”). Farmmi USA owns directly 75% of the outstanding shares of SuppChains, with the remaining 25% owned by Ttone Trucking Inc, a California company owned by Hui Xu, an unrelated third party.

•

In October 2024, SuppChains formed a wholly-owned subsidiary, SuppChains Transport Inc (“SuppChains Transport”), a California corporation. SuppChains and SuppChains Transport mainly conduct logistic and storage services business in the U.S.

•

On November 4, 2024, Zhejiang Famimi Biotechnology Co., Ltd (“Famimi”) was formed, with the Company’s wholly-owned subsidiaries, Zhejiang Suyuan Agricultural Technology Co., Ltd and Lishui Farmmi E-Commerce Co. Ltd, holding 95% and 5%, respectively, of the equity of Famimi. Famimi engaged in agricultural product export trading business before its deregistration in June 2025.

•

On February 25, 2025, at the annual general meeting of shareholders (the “2025 AGM”), the Company’s shareholders approved an ordinary resolution to effect a consolidation of the Company’s authorized shares including issued and unissued ordinary shares at the ratio of one-for-twelve (the “2025 Share Consolidation”). As a result of the share consolidation, the authorized share capital of the Company was amended from US$100,000,000 divided into 500,000,000 ordinary shares of a par or nominal value of US$0.20 each to US$100,000,000 divided into 41,666,667 ordinary shares of a nominal or par value of US$2.40 each.

•

On February 25, 2025, at the 2025 AGM, the Company’s shareholders approved an ordinary resolution to increase the authorized share capital of the Company from (i) US$100,000,000 divided into 41,666,667 ordinary shares of US$2.40 nominal or par value each, to (ii) US$12,000,000,000 divided into 5,000,000,000 ordinary shares of US$2.40 nominal or par value each, by the creation of an additional 4,958,333,333 ordinary shares of US$2.40 nominal or par value each.

41

•

On February 28, 2025, Farmmi International, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with MALONG LIMITED, a Hong Kong company, to acquire 45% of the equity of EWAYFOREST GROUP LIMITED (“EWAYFOREST”), a Hong Kong company, from the seller. EWAYFOREST owns 100% of the equity of Lishui Ganglisen Enterprise Management Co., Ltd, a Chinese company, which in turn owns 100% of the equity of Lishui Senbo Forestry Co., Ltd, a Chinese company (“Senbo Forestry”). Senbo Forestry is engaged in forestry management, improvement, planting and product sales. The total consideration for the acquisition was RMB723,324,150 ($99,085,500). As of the date of this report, Farmmi International has paid $59.6 million in cash and $35.0 million in accounts receivable.

•

On March 31, 2025, Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd, or Lishui Chida, an unrelated third party. Pursuant to the agreement, Farmmi Eco-Agri Tech sold 100% of the equities of Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. and Zhejiang Farmmi Food Co., Ltd., wholly owned subsidiaries, to the buyer for RMB10,000.00 each (approximately $1,372.24) and RMB20,000.00 in aggregate (approximately $2,746.48), respectively. The transaction was for the purpose of reducing the costs associated with maintaining those subsidiaries.

•

On April 30, 2025, Farmmi International, MALONG LIMITED and Senbo Forestry entered into a supplemental agreement to the original equity transfer agreement dated February 28, 2025. Pursuant to the supplemental agreement, MALONG and Senbo Forestry agreed to obtain a forest ownership certificate by August 30, 2025 to establish Senbo Forestry’s ownership of the forest assets. If Senbo Forestry fails to complete the ownership certification procedure, the parties agree to terminate the original equity transfer agreement and MALONG would refund all consideration paid by Farmmi International under the original agreement.

•

On June 11, 2025, Zhejiang Yitang Medical Services Co., Ltd. entered into a share transfer agreement with Lishui Chida. Pursuant to the agreement, Yitang Medical sold 100% of the equities of Guoning Zhonghao (Ningbo) Trade Co., Ltd. and Ningbo Farmmi Baitong Trade Co., Ltd. to the buyer for RMB10,000.00 (approximately $1,394) and RMB5,000.00 (approximately $697), respectively. The transaction was for the purpose of reducing the costs associated with maintaining those subsidiaries.

•

On June 13, 2025, Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. entered into a share transfer agreement with Lishui Damushan Tea Co., Ltd., an unrelated third party. Pursuant to the agreement, Farmmi Eco-Agri Tech sold 100% of the equity of Zhejiang Farmmi Biotechnology Co., Ltd., its wholly owned subsidiary, to the buyer for RMB10,000.00 (approximately $1,394) as a cost reduction measure.

•

On June 27, 2025, Zhejiang Famimi Biotechnology Co., Ltd. was dissolved through deregistration with the relevant governmental authority. Prior to its deregistration, Famimi had not conducted substantial business. The subsidiary deregistration was implemented as part of the company’s cost reduction measures.

•

On August 4, 2025, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company sold to the purchasers an aggregate of 4,166,667 ordinary shares, par value $2.40 per share, and Series C warrants to purchase up to 8,333,334 ordinary shares in a private placement for gross proceeds of approximately $10.0 million. All of the purchased shares and ordinary shares underlying the Series C warrants were registered pursuant to a registration statement on Form F-3 filed September 11, 2025 and declared effective by the SEC on September 19, 2025.

•

On August 6, 2025, Suppchains Oak Inc (“Suppchains Oak”) was established under the laws of the State of New Jersey. Suppchains Transport owns 100% equity of Suppchains Oak. Suppchains Oak conducts warehousing and logistics services business.

•

On September 30, 2025, Farmmi International, MALONG, and Senbo Forestry entered into a termination and refund agreement to the original equity transfer agreement dated February 28, 2025 and related supplemental agreement dated April 30, 2025. Pursuant to the agreement, the parties agreed to terminate the original equity acquisition transaction and that all acquisition consideration paid by Farmmi International would be refunded by MALONG, including accounts receivable of $35.0 million and an aggregate cash payment of $59,625,500. The cash refund would be completed as follows: (a) 40% of the cash consideration of $59,625,500, or $23,850,200, be repaid in a lump sum before January 31, 2026, and (b) the remaining 60% of the cash consideration, or $35,775,300, be repaid by MALONG as follows: (i) the repayment period is two (2) years from February 1, 2026 to January 30, 2028, (ii) the interest on the unpaid balance is calculated at an annualized rate of 2%, compounded daily, and is payable quarterly, and (iii) the principal balance is repaid every six months in the following installments: a total of not less than 20% of the principal balance would be refunded during the period from February 1, 2026 to July 30, 2026, not less than 25% of the remaining principal balance would be refunded during each of the six-month periods ending January 30, 2027 and July 30, 2027, respectively, and the final remaining principal balance would be refunded by January 30, 2028.

•

On December 5, 2025, at an extraordinary general meeting (the “2025 EGM”), the Company’s shareholders approved a special resolution to (i) change the authorized share capital of the Company from (i) US$12,000,000,000 divided into 5,000,000,000 Ordinary Shares of US$2.40 nominal or par value each, to (ii) US$12,000,000,000 divided into 4,500,000,000 Class A Ordinary Shares of US$2.40 nominal or par value each with one vote per share (the “Class A Ordinary Shares”), and 500,000,000 Class B Ordinary Shares of US$2.40 nominal or par value each with fifty votes per share (the “Class B Ordinary Shares”), by the redesignation of 4,500,000,000 ordinary shares into 4,500,000,000 Class A Ordinary Shares of US$2.40 nominal or par value each; and the redesignation of 500,000,000 ordinary shares into 500,000,000 Class B Ordinary Shares with a nominal or par value of US$2.40 each, and a special resolution to adopt the Fourth Amended and Restated Memorandum and Articles of Associations of the Company.

•	On January 5, 2026, the Fourth Amended and Restated Memorandum and Articles of Associations were filed with the Cayman Islands Registrar of Companies.

•	On January 12, 2026, Farmmi USA formed a wholly-owned subsidiary, Bluesage Marketing Inc (“Bluesage”), a California corporation. Bluesage engages in digital marketing business.

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

We are headquartered in the edible fungi rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s eighth largest province in population in 2021 according to the seventh census in China, with 65.4 million residents. As the first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most developed provinces in China. Its province-wide GDP of approximately RMB 9.01 trillion in 2024 placed it as the fourth highest in China in aggregate amount and fifth per capita.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.53 million residents live in the city, and city-wide GDP is approximately RMB 218 billion in 2024. Lishui’s primary industries include food processing, wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceuticals and electronic machinery. Lishui has cultivated edible fungi for almost 1,000 years. It is one of the major production areas of edible fungi in the southeastern China. Lishui produces approximately 0.6 million tons of edible fungi every year, contributing to 50% volume of Zhejiang Province. Lishui also has rich species of edible fungi, among which there are over 30 species of commercially cultivated mushroom.

We sell most of our products to domestic distributors in China, which then sell in China and internationally. For the year ended September 30, 2025, we sold approximately 96.31% of our products in China and 3.69% outside mainland China, including in the U.S., Japan, Canada, and other countries or regions. Prior to January 15, 2023, we also had sold our products online through our own e-commerce platforms, Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat). All of our online platforms were closed as of January 15, 2023 because of the costs and expenses associated with their operations.

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

Our Products

For the fiscal year ended September 30, 2025, our operations are mainly (i) processing, distributing, and trading dried Shiitake mushrooms, Mu Er (also known as Auricularia heimuer or black ear fungus), other edible fungi, and other agricultural products (e.g., tapioca, corn, cotton, and cornstarch), and (2) providing warehousing and logistics services.

Warehousing and Logistics Services

To implement our global expansion strategy and meet the growing customer demand, we launched our warehouse and logistics services business in the U.S. in the summer of 2024, with the aim to develop a food and agricultural product supply chain system. In July 2024, Farmmi USA opened our first warehouse and logistics services base in Chino, California, through the lease of warehouse spaces of 315,000 square feet from a large facility managed by established logistics companies. The facility provides special railway lines that offer sea-railway cargo transportation services. Our logistics services provided to our customers include cargo transfers and bonded warehouses. In March 2025, we further expanded our logistics service operations to the U.S. East Coast by opening a new warehouse located within an industrial park in Somerset, New Jersey. In August 2025, we leased additional warehouse spaces of approximately 183,000 square feet located in Robbinsville, New Jersey, bringing our total warehouse footprint in the U.S. to approximately 550,000 square feet. In January 2026, our U.S. subsidiary completes a Food Facility Registration with the U.S. Food and Drug Administration and has the capacity to support the storage and distribution of a wide range of foods and agricultural commodities.

Through strategic cooperations with other logistics services providers, we offer to our customers “one-piece delivery” services, including, among other things, overseas warehousing services, in-warehouse operations, final logistics services, and other related value-added services. Our U.S. subsidiaries utilize the “Warehouse Management System” (“WMS System”) developed by a third-party vendor. Leveraging the online platform of the WMS system, we provide our customers with online order management, goods management, warehouse distribution and inventory management, intelligent stocking analysis, logistics order management, settlement management, report statistics, return management, logistics optimization, logistics distribution status management.

In addition to warehousing storage, shelving storage, and warehousing management services, we also offer certain delivery services. Through collaborations with third party service providers, we facilitate deliveries of goods to designated destinations and customer inspection and acceptance.

Our logistics services are in the early stages of development, and the revenue generated from this segment only accounted for 26.2% of our total revenue for the 2025 fiscal year, or approximately $7.3 million. We expect to continue expanding our service capacities to support growing customer demand and facilitate improvement of supply chain efficiency and cost controls for our customers.

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

Other agricultural products

Historically, we had sold tea and other agricultural products through our online stores and e-commerce channels. The online sales platforms had helped diversify our product categories and expand our product sales. In June 2021, we started our bulk agricultural commodity trading business through our prior subsidiaries Zhejiang Farmmi Agricultural Supply Chain Co., Ltd and Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd, but now through Zhejiang Farmmi Ecological Agricultural Technology Co. Ltd..

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

According to the purchase agreements, the suppliers accept the guidance of both the local governmental agencies and the technical organization regarding mushroom industry and produce mushrooms in compliance of the standardized specifications. The suppliers record the whole production process in accordance with the traceability requirements. The products provided by the suppliers should comply with the relevant quality standards and our requirements for the species and the specifications. During the term of the purchase agreements, we are entitled to examine the farms, conduct sampling inspections of the products, and require the suppliers to correct any problems at any time.

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

Previously, we purchased all raw materials directly from various family farms. In March 2016, some of the family farms we cooperated with established JLT and QNMI as co-operatives to represent local family farms. On April 1, 2016, we entered into a three-year framework purchase agreement with each of JLT and QNMI. The framework purchase agreements were renewed for another three years in April 2022 upon expiration. Since April 2016, we switched to JLT and QNMI for the majority of our purchases from individual family farms. Therefore, since the year ended September 30, 2016, JLT and QNMI, have been our major suppliers related edible fungi. For the years ended September 30, 2025, 2024, and 2023, JLT and QNMI contributed 34.6% and 33.2%, 23.8% and 22.3%, and 13.5% and 7.9%, respectively, of our edible fungi raw material supplies, respectively. The allocation of our total purchases vary from time to time between these two major suppliers depend upon the specific needs of our clients at certain point of time. JLT is located in Jingning County and QNMI is located in Qingyuan County. These two counties are famous for growing different kinds of edible fungi due to their unique geographic characteristics. As such, we order different types of mushrooms from these two companies. For instance, when we need flower Shiitake, we order it from JLT since Jingning County is famous for growing flower Shiitake. When we need Dengwai Shiitake, we order it from QNMI since Qingyuan County is famous for growing Dengwai Shiitake. Therefore, their respective supplies to us vary from time to time. As the quantity of different kinds of edible fungi ordered by our clients vary, the quantitative allocation of supplies among JLT, QNMI and other family farms changes.

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

Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for credit losses of $10.1 million and nil was made for certain advances to suppliers as of September 30, 2025 and 2024.

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

Our Processing Workflow of Shiitake

We develop and manufacture our Shiitake products using the following workflow:

Our Processing Workflow of Mu Er

We develop and manufacture our Mu Er products using the following workflow:

57

Seasonality

Prior to the divestiture transaction in September 2022, most of the sales of FLS Mushroom were made to China Forest. Sales increased from July to September because the client places significantly more orders with FLS Mushroom during this period. From December to January or February, there is usually a peak because people spend more on food including edible fungi to prepare for Chinese New Year celebrations. From February to March, the sales of FLS Mushroom typically decreased because of the conclusion of Chinese New Year holiday.

Some of the company’s products are small packages of dried edible fungi. The sales peak is from December to January, as customers spend more on food including edible fungi to prepare for the New Year holidays.

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

Most of our products are sold in mainland China. The chart below is a breakdown of total revenues by geographic market for the years ended September 2025, 2024, and 2023, respectively.

	For the years ended September 30,
	2025	2024	2023
International Markets	3.7%	1.3%	0.6%
Domestic Markets	96.3%	98.7%	99.4%
Total	100.0%	100.0%	100.0%

International Markets and Customers

The majority of our export items are dried Shiitake and dried Mu Er. They are sold to international markets through a related party, Forasen Group (until March 2018), and unaffiliated trading companies in China. Currently we export dried edible fungi including dried Shiitake and dried Mu Er. In the fiscal year 2025, all of our export revenues are from Japan, the Middle East and Canada (including approximately 38.48% from the Middle East, 18.96% from the U.S., 10.12% from Japan, 16.48% from Canada, and 15.96% from Europe).

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

Domestic Markets and Customers

Six categories of our products are mostly sold in China. Our domestic sales used to depend heavily on our major clients, Yunmihui contributed 68.1% and 55% of our total sales for the year ended September 30, 2025 and 2024, respectively. Yunmihui and Hongren International contributed to 40.5% and 11.7% of our total sales for the year ended September 30, 2023, respectively.

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

63

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

Our business development employees provide technology support to the family farms in need and improve the technology used in our production.

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

Intellectual Property

We rely on trademarks and service marks to protect our intellectual property and branding. As of the date of this report, we hold over 57 registered trademarks about or related to “Farmmi”, “Farmmi Liangpin”, “Forasen” and “Puyangtang” in different applicable trademark categories in China. We also own three domain names: farmmi.com, farmmi.com.cn and farmmi88.com. These websites are not part of this report.

Marketing Channels

We mainly market our products by attending trade fairs, such as The China Import and Export Fair, Anuga (originally short for Allgemeine Nahrungs und Genussmittel-Ausstellung, a leading international food fair) and FOODEX JAPAN.

Capital Expenditures and Divestitures

We had capital expenditures of approximately $16,667, $29,450, and $314 for the years ended September 30, 2025, 2024, and 2023, respectively.

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

			Subsidy Amount
Year	Governmental Agency	Project	(RMB)
2023	Xiaoshan District, Hangzhou City	Fund raised in capital market	10,151,164
2024	Liandu District, Lishui City	Job stabilization subsidy, provincial subsidies for leading enterprises, funds to encourage exports	65,067
2025	Lian District, Lishui City	Exhibition subsidy	9,345

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

Regulation on Foreign Investments

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Encouraged Industries for Foreign Investment (2025 Edition) (released on December 15, 2025, effective from February 1, 2026), the Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Edition) promulgated by the National Development and Reform Commission and the Ministry of Commerce under Order No. 23 on September 6, 2024, and effective from November 1, 2024, and the Foreign Investment Law of the People’s Republic of China, which took effect on January 1, 2020, and its respective implementation rules and ancillary regulations. The Catalogue of Encouraged Industries and the Negative List lay out the basic framework for foreign investments in China, classifying businesses into three categories with regard to foreign investments: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Industry Guidelines or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. The Negative List specifies that Investment in Internet news service, Internet publishing service, Internet audio-visual program service, cyber culture operation (except for music) and Internet information dissemination service (except for contents opened up in China’s WTO commitments) shall be prohibited.

According to the Foreign Investment Law, foreign investments shall enjoy pre-entry national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” While foreign investors shall refrain from investing in any of the foreign “prohibited” industries, foreign-invested entities operating in foreign “restricted” industries shall require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises that have been established before the implementation of the Foreign Investment Law according to the then existing laws regulating foreign investments may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.

On December 19, 2020, MOFCOM and NDRC released the Measures for the Security Review of Foreign Investments, which took effect on January 18, 2021. In July 2025, the National Development and Reform Commission and the Ministry of Commerce released the "Measures for Foreign Investment Security Review (Revised Draft for Public Comments)" to solicit public feedback. For foreign investments within the following scope, foreign investors or the relevant parties in China (hereinafter referred to collectively as the “parties concerned”) shall take the initiative to declare to the office of the working mechanism prior to implementation of the investments:…(II) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies and other important fields relating to national security, and obtaining the actual controlling stake in the investee enterprise. Prior to a decision made by the office of the working mechanism, the parties concerned shall not make the investment. The parties concerned shall not make the investment unless the office of the working mechanism decides that security review is not required. Where the declared foreign investment affects national security, a decision on prohibiting the investment shall be made. Foreign-invested entities of the group have businesses that conduct Internet services but not related to national security within the scope of the regulations above.

On December 26, 2019, the State Council promulgated the Regulation for Implementing the Foreign Investment Law of the People's Republic of China, which took effect on January 1, 2020. The implementation regulations further clarified that the State encourages and promotes foreign investments, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, MOFCOM and SAMR jointly promulgated the Measures for the Reporting of Foreign Investment Information, which became effective on January 1, 2020. Pursuant to the Measures for the Reporting of Foreign Investment Information, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Provisions on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC subsidiaries or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC subsidiaries or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

On February 17, 2023, the CSRC issued the Trial Measures and five application guidelines, or the Overseas Listing Rules, which became effective on March 31, 2023. According to the Trial Measures for the Administration of the Offshore Offering and Listing of Securities by Domestic Enterprises, among other things, after making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed. Subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within three business days after the applications are made. In addition, overseas offerings and listings are prohibited for such China-based companies when any of the following applies: (a) where such securities offering and listing is explicitly prohibited by provisions in PRC laws, administrative regulations and relevant state rules; (b) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (c) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (d) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (e) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Overseas Listing Rules further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if a company fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listing Rules. According to the Notice by the China Securities Regulatory Commission of Launching the Information System for the Filing-Based Administration of the Overseas Offering and Listing of Domestic Enterprises published by the CSRC on February 17, 2023, existing listed companies are not required to make any filings until they conduct a new offering or financing transaction in the future. A company is regarded as an existing listed company if it (a) has already completed overseas listing or offering, or (b) has already obtained the approval for the offering or listing from overseas securities regulatory authorities or stock exchanges but has not completed such offering or listing before the effective date of the Overseas Listing Rules and also completes the offering or listing before September 30, 2023. On the effective date of the Overseas Listing Rules, PRC companies that have already submitted offering and listing applications but have not yet obtained the approvals from overseas securities regulators or exchanges shall make filings with the CSRC at a reasonable time before the completion of the offerings or listings. For those that have already obtained CSRC’s approvals for overseas listings or offerings may continue their process without additional filings but shall make the filing pursuant to the Overseas Listing Rules if they cannot complete the offering or listing before the expiration of the original approval from CSRC.

Regulations on Anti-Monopoly and Competition

On April 25, 2024, the State Council Anti-Monopoly and Anti-Unfair Competition Committee issued the Antitrust Compliance Guidelines for Business Operators, which requires business operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks.

On May 6, 2024, the State Administration for Market Regulation (SAMR) released the Provisional Regulation on Prohibiting Unfair Competition Online, under which business operators should not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Furthermore, (i) business operators are not allowed to fabricate or disseminate false or misleading information online to damage or potentially damage the business reputation or product goodwill of competitors, or (ii) use technical means to interfere with normal transactions among other business operators, impede or disrupt the normal operation of network products or services lawfully provided by other business operators, or disrupt the order of fair market competition by influencing user choices, restricting traffic flow, blocking access, downgrading search rankings, delisting products, or through other means. Business operators shall not use technical means to affect the business choices of other operators, impede or disrupt the normal operation of network products or services lawfully provided by trading counterparts, or disrupt the order of fair market transactions by restricting trading partners, sales regions or timeframes, or participation in promotional activities.

On February 7, 2021, the Anti-Monopoly Commission of the State Council published Antimonopoly Guidelines for the Platform Economy that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators. According to the PRC Anti-Monopoly Law, if a business operator carries out a concentration in violation of the law, the relevant authority shall order the business operator to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore the pre-concentration status, and impose a fine of up to RMB 500,000.

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

On November 16, 2025, in order to support and guide platform operators to effectively prevent antitrust compliance risks, improve the antitrust compliance management mechanism, protect the legitimate rights and interests of relevant entities, maintain market fair competition order, and promote the healthy development of the platform economy, the State Administration for Market Regulation issued the “Guidelines for Antitrust Compliance of Internet Platforms (Draft for Comments).” The guidelines clarified the manners in which platform operators should identify, assess and manage antitrust risks and listed eight risk scenarios drawn from enforcement practice, including data transmission, algorithm usage, service pricing and traffic allocation. It also encouraged companies to carry out internal reviews, strengthen algorithm oversight, improve risk reporting mechanisms and cooperate with investigations when required.

Regulations Relating to Cybersecurity and Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on the Internet use to protect personal information from any unauthorized disclosure. Under the Provisions on Regulating the Market Order of Internet-based Information Services which was promulgated by MIIT on December 29, 2011, an Internet content service operator may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. An Internet content service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet content service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the Internet content service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority.

In addition, the Decision on Strengthening Network Information Protection, which was promulgated by the Decision of Strengthening Information Protection on Networks on December 28, 2012, provides that electronic information that is able to identify personal identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. Internet content service operators collecting or using personal electronic information of citizens shall specify purposes, manners and scopes of information collection and use, obtain the consent of citizens concerned, and strictly keep confidential personal information collected. Internet content service operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with personal information collected. Technical and other measures are required to be taken by Internet content service operators to prevent personal information collected from unauthorized disclosure, damage or being lost. Internet content service operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy.

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

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and SAMR jointly promulgated the Measures for Determining Illegal and Non-compliant Collection and Use of Personal Information on Apps which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and social supervision by citizens.

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

On August 20, 2021, the SCNPC adopted the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On September 24, 2024, the State Council issued the Regulations on Network Data Security Management, which further regulate the internet data processing activities and emphasize the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. Specifically, the regulations require data processors to, among others, (i) adopt immediate remediation measures when finding that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing of personal information, management of important data and proposed overseas transfer of data. In addition, the draft regulations require data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the regulations, would encompass areas including, but not limited to, the status of important data processing, data security risks identified and the measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and their handling, and a security assessment with respect to sharing and provision of important data overseas.

Regulation Relating to Value-added Telecommunications Services

Licenses for Value-Added Telecommunications Services

On February 6, 2016, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunications activities in China. The Telecommunications Regulations divide the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts. On July 3, 2017, MIIT promulgated the Administrative Measures for Operating Licenses of Telecommunications Services, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015, MIIT issued the revised Catalogue of Telecommunication Services (2015 Edition), which took effect on March 1, 2016. According to the 2015 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The State Council promulgated the Administrative Measures for Internet Information Services on September 25, 2000, and revised it on December 6, 2024, which sets forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating websites is classified as commercial ICP services. Before we sold Zhejiang Farmmi Holdings Group Co., Ltd ,we through Nongyuan Network, the PRC VIE before, hold an ICP license that is valid until August 14, 2021. And according to the announcement from Zhejiang Communication Administration, the IPC license does not need to be renewed anymore.

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

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign-Invested Operation of Value-Added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. After the MOFCOM and NDRC amended the Catalog in March 2015, MIIT also issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other category of value-added telecommunications services except for e-commerce.

The vast majority of our business is processing and/or selling agricultural products, as well as selling our products on third-party e-commerce websites. Based on the advice of our PRC legal counsel, Zhejiang Zhiheng Law Firm, PRC laws and regulations allow foreign-owned entities to conduct such business directly, rather than through contractual VIE agreements. To comply with the above-mentioned foreign ownership restrictions, we operate our e-commerce websites in China through Nongyuan Network. Nongyuan Network is the holder of the domain names, trademarks and facilities necessary for daily operations of our e-commerce websites in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

The Foreign Investment Law of PRC

On January 19, 2015, MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. On January 1, 2020, the Foreign Investment Law took effect, which purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The MOFCOM, together with other relevant authorities, will determine a catalogue for special administrative measures, or the “negative list,” which will consist of a list of industry categories where foreign investments are strictly prohibited and a list of industry categories where foreign investments are subject to certain restrictions. Foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures, in contrast to the existing prior approval requirements, whereas foreign investments in the restricted industries must apply for approval from the foreign investment administration authority.

The Foreign Investment Law for defines “foreign investor,” “foreign investment,” “Chinese investor” and “actual control.” A foreign investor is not only determined based on the place of its incorporation, but also on the conditions of the “actual control.” The Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trust, will be treated as Foreign-invested enterprises, or FIEs, whereas foreign investment in China in the foreign investment restricted industries by a foreign investor may nonetheless apply for being, when approving market entry clearance by the foreign investment administration authority, treated as a PRC domestic investment if the foreign investor is determined by the foreign investment administration authority as being “controlled” by PRC subsidiaries and/or citizens. In this connection, “actual control” is broadly defined in the Foreign Investment Law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The Foreign Investment Law emphasizes the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. In addition, the Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. In addition to the investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Recently, the Chinese government has also been actively guiding the foreign investment to promote domestic economic development and industrial upgrading. To this end, the State Council issued the Notice on Several Measures for Actively and Effectively Using Foreign Investment to Promote Quality Economic Development (No. 19 [2018] of the State Council), which guides foreign investment to invest more in modern agriculture and ecological construction, among other industries. The key areas, such as optimizing tax policy, supporting innovation and encouraging mergers and acquisitions, are potentially good for the related industries in which our Company is involved, but the specific measures need to be refined and clarified, and the sustainability of the policy remains uncertain.

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

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014 and 2019, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

Pursuant to the Social Insurance Law promulgated by the SCNPC (effective from July 1, 2011 and revised on December 29, 2018), the Regulations on Work-Related Injury Insurance promulgated on December 20, 2010, the Regulations on Unemployment Insurance promulgated on January 22, 1999, the Decision of the State Council on Establishing the Basic Medical Insurance System for Urban Employees promulgated on December 14, 1998, and the Interim Regulations on the Collection and Payment of Social Insurance Premiums promulgated on January 22, 1999, an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance.

On July 20, 2018, the General Office of the CCCPC and the General Office of the State Council issued the Reform Plan for the Tax Collection and Administration System of State and Local Taxes, or the Reform Plan. The Reform Plan clearly stipulates that from January 1, 2019, all social insurance premiums, such as basic old-age insurance premium, basic medical insurance premium, unemployment insurance premium, industrial injury insurance premium and maternity insurance premium, will be levied by the tax authorities. The Reform Plan makes the collection of social insurance fees more transparent and standardized and reduces a certain degree of flexibility that enterprises can enjoy before. For enterprises that have not paid all the related fees before, the Reform Plan will increase the financial burden of enterprises, which may even face administrative penalties and illegal risks. The details of how to levy social insurance fees need to be clarified.

Pursuant to the Regulations on the Management of Housing Provident Fund promulgated by the State Council on April 3, 1999, as amended on March 24, 2002 and March 24, 2019, employers are required to make contributions to their employees' housing provident fund accounts.

On August 1, 2025, the Supreme People’s Court of China issued the “Interpretation (II) on Several Issues Concerning the Application of Law in the Trial of Labor Dispute Cases” (Judicial Interpretation No. 12 [2025]) effective on September 1, 2025. The judicial interpretation clarifies several issues in labor dispute cases, including the responsibility for employment, mixed employment, handling of labor disputes involving foreigners, and the payment of social insurance, with particular emphasis on further strictly limiting the requirements for restoring labor relations after an illegal termination of a labor contract.

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

Pursuant to the Regulations on the Sale and Purchase of and Payment in Foreign Exchange promulgated on June 20, 1996 by the People’s Bank of China, foreign-invested enterprises in China may purchase or remit foreign currency for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

In November 2012, SAFE promulgated The State Administration of Foreign Exchange Notice on Further Improving and Adjusting Policies for the Administration of Foreign Exchange for Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Provisions for Foreign Exchange Control in Connection with Direct Investment in China by Foreign Investors in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises and issued the Notice on Relevant Issues Concerning the Pilot Reform of the Foreign Exchange Capital Settlement Management for Foreign-Invested Enterprises in Certain Regions, or Circular 36, on August 4, 2014. This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

On March 30, 2015, SAFE released the Notice on Reforming the Management of Foreign Exchange Capital Settlement for Foreign-Invested Enterprises, or Circular 19, which has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under Circular 142, and annulled Circular 142 and Circular 36. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

On June 19, 2016, SAFE issued the Notice on Reforming and Standardizing the Administration of Capital Account Settlement, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party.

Circular 37

On July 4, 2014, SAFE promulgated the Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles or Circular 37, which replaced the former circular commonly known as Circular 75 promulgated by SAFE on October 21, 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

On February 13, 2015, the State Administration of Foreign Exchange (SAFE) issued the Circular on Further Simplifying and Improving Policies for Foreign Exchange Administration for Direct Investment, or Circular 13, which took effect on June 1, 2015. Circular 13 amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations Related to Taxation

Enterprise Income Tax

Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by PRC tax authorities were available to foreign-invested enterprises.

In March 2007, the National People’s Congress enacted The Enterprise Income Tax Law of the People's Republic of China, which was amended on February 24, 2017 and December 29, 2018, respectively. In December 2007, the State Council promulgated the Regulations for the Implementation of the Enterprise Income Tax Law of the People's Republic of China, or the Implementation Regulations, which was amended in 2019 and in 2024. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The main rules of the Implementation Regulations of the Enterprise Income Tax Law targeting foreign-invested enterprises include:

(i) foreign investors who use the profits distributed by resident enterprises in China for direct investment within China that meets the conditions during the period from January 1, 2025, to December 31, 2028, may offset 10% of the investment amount against the taxable amount of the foreign investors for that year. If the offset is insufficient for the year, it is allowed to be carried forward to future years;

(ii) foreign-invested enterprises and foreign enterprises that purchase domestic equipment for investment to offset corporate income tax should calculate the offset tax amount based on the actual corporate income tax and local income tax levied;

(iii) when calculating the taxable income, foreign-invested enterprises may not pre-deduct other items such as provisions, funds, and future expenses for income tax purposes, except for the bad debt provisions and funds that are allowed by regulations;

(iv) if a foreign-invested enterprise purchases goods through the issuance of fictitious value-added tax invoices, the payment for the purchased goods shall not be deducted as cost or expense when calculating the taxable income of the enterprise;

(v) foreign-invested projects approved for additional investment after April 1, 2002, that belong to encouraged projects may enjoy regular tax exemption and reduction preferential treatment;

(vi) foreign-invested enterprises that meet the conditions of small and micro-profit enterprises may also enjoy corresponding tax preferential policies, but they need to pay attention to the relevant regulations on restricted and prohibited industries by the state.

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

Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Notice on the Entry into Force and Implementation of the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation promulgated the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties in October 2009, which stipulates that non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a “conduit company” from being considered as a “beneficial owner” and a “beneficial owner” analysis shall be conducted on a case-by-case basis following the “substance-over-the-form” principle.

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

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Pilot Measures for Replacing Business Tax with Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

In April 2018, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Adjusting the Value-Added Tax Rates (Notice32 of Finance and Taxation, 2018). The Notice clearly stipulates that, from May 1, 2018, for all taxpayers who have engaged in taxable sales of VAT or imported goods, where the original 17% and 11% tax rates were applied, the tax rates shall be adjusted to 16% and 10%, respectively. This can lighten the operation burden of enterprises to a certain extent.

C. Organizational Structure

Our current corporate structure is as follows:

Farmmi, Inc. (“FAMI”)

FAMI was incorporated on July 28, 2015 under the Companies Law (as revised) of the Cayman Islands as an exempted company limited by shares. The authorized share capital of the Company is US$12,000,000,000, in such class or classes as the company’s Board of Directors may designate from time to time. FAMI has full power and authority to carry out any business not prohibited by Cayman Islands law; provided, however, that the company may not operate the business of a bank, trust company, insurance business or company manager unless it obtains the proper licensure in the Cayman Islands for such businesses. As of the date of this report, FAMI is authorized to issue 4,500,000,000 Class A Ordinary Shares of US$2.40 par value each and 500,000,000 Class B Ordinary Shares of US$2.40 par value each. There are 13,811,335 Class A Ordinary Shares and 3,873 Class B Ordinary Shares issued and outstanding.

Farmmi International Limited (“Farmmi International”)

Farmmi International is currently a holding company, and it may participate in offshore acquisition and trading of agricultural products in the future. Farmmi International was incorporated on August 20, 2015 in Hong Kong under the Companies Ordinance (Chapter 622) as a private company limited by shares. As a private company limited by shares, Farmmi International may not sell its shares publicly and may not have more than 50 members. The share capital of the Company is HK $10,000, consisting of 10,000 shares, HK $1.00 par value per share. As of the date of this report, Farmmi International has issued and outstanding 10,000 shares, all of which are held by Farmmi, Inc.

Farmmi (Hangzhou) Enterprise Management Co., Ltd (“Farmmi Enterprise”)

Farmmi Enterprise is a subsidiary that manages Farmmi’s fund and e-commerce business in China. It was incorporated on May 23, 2016 under the laws of the PRC with registered capital of $30 million. The operating period on the business license is from May 23, 2016 to May 22, 2036, when the business license can be renewed. Its business scope covers technology development, technology service: internet technology, computer software; enterprise management consultation, economic information consultation (except commodities agency), excluding matters forbidden and restricted by China. Farmmi International is its sole shareholder. Farmmi Enterprise is considered a wholly foreign owned enterprise (“WFOE”) in China by virtue of Farmmi International’s 100% ownership.

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

Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd (“Farmmi Eco-Agri Tech”)

We incorporated Farmmi Eco-Agri Tech , or Farmmi Eco Agri, on May 27, 2022, with initial registered capital of RMB 100 million.

Zhejiang Suyuan Agricultural Technology Co., Ltd (“Suyuan”)

We incorporated Zhejiang Suyuan Agricultural Technology Co., Ltd on July 25, 2022, with initial registered capital of US$100 million.

Farmmi USA Inc. (“Farmmi USA”)

On April 30, 2023, we incorporated a wholly-owned subsidiary in the United States, Farmmi USA Inc. (“Farmmi USA”). Farmmi USA engages in trading in the U.S.

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

Suppchains Oak Inc (“Suppchains Oak”)

On August 6, 2025, Suppchains Oak was established under the laws of the State of New Jersey. SuppChains owns 100% of the equity of Suppchains Oak. Suppchains Oak mainly conducts warehousing and logistics services business in the U.S.

Bluesage Marketing Inc (“Bluesage”)

On January 13, 2026, Bluesage was incorporated under the laws of the State of California. Bluesage engages in digital marketing business.

D. Property and Equipment

We do not own any real property. We rent our offices in Lishui from our related parties, Zhejiang Tantech Bamboo Technology Co., Ltd,. We also rent office and warehouse spaces in the United States. The following is a list of our main properties we rent:

		Land/Building	Space
Lessee	Property	Use Term	(sq. ft.)

Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd.	Right side of the 3rd floor, Building 1, No. 888 Tianning Street, Liandu District, Lishui, Zhejiang Province	March 1, 2023 - February 29, 2028	5,156
Farmmi USA Inc.	14210-14380 Telephone Avenue, Chino, California	August 1, 2024 - September 30, 2026	315,000
Farmmi USA Inc.	3 Montgomery Avenue, Robbinsville Township, New Jersey	September 1, 2025 - February 28, 2031	183,084
Farmmi USA Inc.	1100 Randolph Road, Somerset, New Jersey	April 1, 2025 - June 30, 2030	49,755

None of our property is affected by any environmental issues that may affect our use of the property. We do not currently have any material plans to construct, expand or improve our facilities.

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

During the fiscal year ended September 30, 2024, 98.66% of our products were sold in China to domestic distributors and the remaining 1.34% were sold outside mainland China, including the U.S., Japan, Canada and other countries or regions, through distributors. We tested a few offline stores in Hangzhou, Zhejiang but closed them by March 2020 due to the impact of the COVID-19 outbreak. In addition, in order to enhance our e-commerce marketing presence, we developed our own e-commerce websites Farmmi Jicai (www.farmmi88.com) and Farmmi Liangpin Market (mobile application and mini program on WeChat; closed on December 31, 2020).

Our total revenues for the year ended September 30, 2025 decreased by $36.2 million or 56.4%, compared to the same period in 2024. We expect our sales of edible fungi products will grow in the coming years, as the consumption of fungi products in China has been rising significantly, and edible fungi has become one of the most important parts of planting industry. Meanwhile, although China has the most production of edible fungi, consumption of edible fungi per capita is significantly lower than other countries such as USA and Japan. Therefore, there is great potential for the sales of edible fungi in the Chinese market as well as the international markets. We believe our sales will grow in the future with our increased brand awareness, which will grow along with the demand for edible fungi products.

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

Expansion of our sources of supply, productivity and sales network – to meet the increasing demand, we emphasize cooperation with major suppliers as well as small family farms to ensure the quantity and quality of raw materials. While expanding supply resource, we also plan to increase our processing capability and upgrade production facilities to increase productivity. We have been actively participating in international trade exhibitions held in China and other countries, to expand our international sales network. We also intend to invest more in our online stores, continue to train our employees, and upgrade information technology and supply chain system, with the goal of making an integrated sales network with an international approach.

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

Price Inelasticity of Raw Materials May Reduce Our Profit

As a processor of edible fungi, we rely on a continuous and stable supply of edible fungi raw materials to ensure our operation and expansion. The price of edible fungi may be inelastic when we wish to purchase supplies, resulting in an increase in raw material prices and thus reduce our profit. In addition, although we compete primarily in the high-end market, which puts more emphasis on the flavor, texture and quality of our products, we risk losing customers by increasing our selling prices.

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

As the table below illustrates, our sales volume of Shiitake mushroom for the year ended September 30, 2025 was approximately 908 tons, representing a decrease of 588 tons as compared with 1,496 tons sales volume in fiscal 2024. The decrease in sales of Shiitake mushroom was due to market demand declined which reduced orders by customers. At the same time, our sales volume of Mu Er for the year ended September 30, 2025 was approximately 746 tons, representing a decrease of 420 tons, as compared with 1,186 tons sales volume in fiscal 2024. The sales volume of Mu Er decreased due to market demand declined which reduced orders by customers. As China’s mushroom industry is moving from rapid expansion to a more mature stage, we expect the effect of industry growth on promoting our sales volume will decrease.

	Shiitake	Mu Er
Period	(tons)	(tons)
Oct/24	292.10	1.50
Nov/24	7.71	177.01
Dec/24	64.90	82.74
Jan/25	62.81	42.56
Feb/25	62.35	60.49
Mar/25	73.87	64.05
Apr/25	83.21	50.29
May/25	53.05	71.54
Jun/25	62.82	65.60
Jul/25	60.00	50.00
Aug/25	40.00	40.00
Sep/25	45.00	40.00
Total sales volume for fiscal 2025	907.81	745.77
Average unit selling price per ton for fiscal 2025	$84,756	$88.612

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU may be applied either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. This ASU is effective for fiscal years beginning after December 15, 2025 and interim reporting periods within those annual reporting periods, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40),which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which revised current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a VIE that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update require that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period.

In May 2025, the FASB issued ASU 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), Clarifications to Share-Based Consideration Payable to a Customer, which revised the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. Although it is expected that entities will conclude that fewer awards contain service conditions, for those that are determined to have service conditions, the amendments in this Update eliminate the policy election permitting a grantor to account for forfeitures as they occur. Therefore, when measuring share-based consideration payable to a customer that has a service condition, the grantor is required to estimate the number of forfeitures expected to occur. Separate policy elections for forfeitures remain available for share-based payment awards with service conditions granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this Update clarify that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor. Finally, the amendments in this Update clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. Therefore, a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. Collectively, these changes improve the decision usefulness of a grantor’s financial statements, improve the operability of the guidance, and reduce diversity in practice for accounting for share-based consideration payable to a customer. Under the amendments in this Update, revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest. This is expected to result in estimates of the transaction price that better reflect the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer and, therefore, more decision-useful financial reporting.

The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. The amendments in this Update permit a grantor to apply the new guidance on either a modified retrospective or a retrospective basis. When applying the amendments in this Update on a modified retrospective basis, a grantor should recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of 4 equity or net assets in the statement of financial position) as of the beginning of the period of adoption and should not recast any financial statement information before the period of adoption. A grantor should apply the amendments as of the date of initial application to all share-based consideration payable to a customer. When applying the amendments in this Update on a retrospective basis, a grantor should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest period presented. Additionally, an entity that elects to apply the guidance retrospectively should use the actual outcome, if known, of a performance condition or service condition as of the beginning of the annual reporting period of adoption for all prior-period estimates. If actual outcomes are unknown as of the beginning of the annual reporting period of adoption, an entity should use its estimate of the probability of achieving a service condition or performance condition as of the beginning of the annual reporting period of adoption for all prior-period estimates.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05)”, simplifies credit loss calculations by introducing a practical expedient (available to all entities) that allows entities to assume current conditions won’t change over an asset’s life, removing the need for complex macroeconomic forecasts. Additionally, a new accounting policy election (for non-public business entities) allows these entities to consider post-balance sheet collection activity to estimate expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. Early adoptions is permitted. The Company’s management does not believe the adoption of ASU 2025-05 will have a material impact on its financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software”, the amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1. Management has authorized and committed to funding the software project. 2. It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software (referred to as “significant development uncertainty”). The two factors to consider in determining whether there is significant development uncertainty are whether: 1. The software being developed has technological innovations or novel, unique, or unproven functions or features, and the uncertainty related to those technological innovations, functions, or features, if identified, has not been resolved through coding and testing. 2. The entity has determined what it needs the software to do (for example, functions or features), including whether the entity has identified or continues to substantially revise the software’s significant performance requirements. The amendments in this Update specify that the disclosures in Subtopic 360- 10, Property, Plant, and Equipment—Overall, are required for all capitalized internal-use software costs, regardless of how those costs are presented in the financial statements. Additionally, the amendments clarify that the intangibles disclosures in paragraphs 350-30-50-1 through 50-3 are not required for capitalized internal-use software costs. Furthermore, the amendments in this Update supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs from Subtopic 350-50 into Subtopic 350-40. 4 within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The amendments in this Update permit an entity to apply the new guidance using any of the following transition approaches: 1. A prospective transition approach 2. A modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption 3. A retrospective transition approach. Under a prospective transition approach, an entity should apply the amendments in this Update to new software costs incurred as of the beginning of the period of adoption for all projects, including in-process projects. Under a modified transition approach, an entity should apply the amendments in this Update on a prospective basis to new software costs incurred (for all projects, including costs incurred for in-process projects), except for in-process projects that, as of the date of adoption, the entity determines do not meet the capitalization requirements under the amendments but meet the capitalization requirements under current guidance. For those in-process projects, an entity should derecognize any capitalized costs through a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the date of adoption. Under a retrospective transition approach, an entity should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the first period presented.

In September 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) - Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”, the amendments in this Update exclude from derivative accounting nonexchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. However, this scope exception does not apply to (1) variables based on a market rate, market price, or market index, (2) variables based on the price or performance of a financial asset or financial liability of one of the parties to the contract, (3) contracts (or features) involving the issuer’s own equity that are evaluated under the guidance in Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and (4) call options and put options on debt instruments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption. If an entity applies the modified retrospective transition method described in the preceding paragraph, upon adoption the entity may elect on an instrument by-instrument basis to (1) measure contracts previously accounted for as derivatives that are no longer accounted for as derivatives in their entirety under the amendments in this Update at fair value with changes in fair value recognized in earnings and (2) stop applying the fair value option for contracts that contained embedded features that otherwise would have been bifurcated but are no longer accounted for as derivatives under the amendments in this Update.

The amendments in this Update clarify that an entity should apply the guidance in Topic 606, including the guidance on noncash consideration in paragraphs 606-10-32-21 through 32-24, to a contract with share-based noncash consideration (for example, shares, share options, or other equity instruments) from a customer for the transfer of goods or services. The guidance in other Topics (including Topic 815 on derivatives and hedging and Topic 321 on equity securities) does not apply to share-based noncash consideration from a customer for the transfer of goods or services unless and until the entity’s right to receive or retain the share-based noncash consideration is unconditional under Topic 606. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption, including modified contracts accounted for as separate contracts in accordance with paragraph 606-10-25-12, or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326) Purchased Loans”, the amendments in this update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned” (defined below) are purchased seasoned loans and accounted for using the gross-up approach at acquisition. Specifically, after an entity determines that a loan is a non-PCD asset based on its assessment of credit deterioration experienced since origination, the entity should apply the guidance described in the amendments to determine whether the loan is seasoned and, therefore, should be accounted for using the gross-up approach. All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim reporting period, it should apply the amendments as of the beginning of that interim reporting period or the beginning of the annual reporting period that includes that interim reporting period.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815) Hedge Accounting Improvements”, Issue 1: Similar Risk Assessment for Cash Flow Hedges - the amendments in this Update expand the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge by changing the requirement to designate a group of individual forecasted transactions from having a shared risk exposure to having a similar risk exposure. Entities are required to assess risk similarity both at hedge inception and on an ongoing basis. The amendments also clarify that a group of individual forecasted transactions can be considered to have a similar risk exposure if the derivative used as the hedging instrument is highly effective against each hedged risk in the group. In addition, in some cases, entities are permitted to perform an ongoing qualitative assessment of whether a group of individual forecasted transactions has a similar risk exposure. The amendments in this Update improve GAAP by expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions, thereby enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions. Entities that aggregate larger groups of individual forecasted transactions in accordance with the amendments can achieve hedge accounting in a more efficient, cost-effective manner while reducing the risk of missed forecasts for highly effective economic hedges. Furthermore, the amendments improve operability and foster consistent application of the similar risk assessment. Therefore, an entity’s financial statements can provide more relevant information to investors about the entity’s risk management activities related to cash flow hedges of groups of forecasted transactions. 4 The amendments in this Update improve GAAP because the application of hedge accounting will not be limited by whether the execution of the nonfinancial purchase or sale transaction is in the spot or forward market. Relative to current GAAP, which limits designation of nonfinancial components to those that are contractually specified, a model based on the clearly-and-closely-related criteria permits hedge accounting for eligible components of forecasted spot-market transactions, forward-market transactions, and subcomponents of explicitly referenced components in an agreement’s pricing formula. Furthermore, the amendments also may enable entities to reduce missed forecasts for highly effective economic hedges, more closely aligning hedge accounting with the economics of entities’ risk management activities. The amendments in this Update also clarify that entities may designate a variable price component in a contract that is accounted for as a derivative as the hedged risk if all other hedge criteria are satisfied. That clarification improves GAAP because it resolves diversity in practice about whether hedge accounting may be applied in those situations and allows hedge accounting to be applied to highly effective economic hedges. Issue 4: Net Written Options as Hedging Instruments The amendments in this Update on the use of net written options as hedging instruments improve GAAP by updating the hedge accounting guidance to accommodate differences in the loan and swap markets that developed after the cessation of the London Interbank Offered Rate. Specifically, the amendments in this Update eliminate the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk. Issue 5: Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge) The amendments in this Update eliminate the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). The amendments require that an entity exclude the debt instrument’s fair value hedge basis adjustment from the net 5 investment hedge effectiveness assessment. As a result, an entity immediately recognizes in earnings the gains and losses from the remeasurement of the debt instrument’s fair value hedge basis adjustment at the spot exchange rate. Entities are prohibited from applying this guidance by analogy to other circumstances. The amendments in this Update improve GAAP by enabling entities that utilize dual hedging strategies to reflect the economic offset of changes attributable to both interest rate risk and foreign exchange risk. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. For entities other than public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted on any date on or after the issuance of this Update. Entities should apply the amendments in this Update on a prospective basis for all hedging relationships. An entity may elect to adopt the amendments in this Update for hedging relationships that exist as of the date of adoption. Upon adoption of the amendments in this Update, entities are permitted to modify certain critical terms of certain existing hedging relationships without dedesignating the hedge.

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832) Accounting for Government Grants Received by Business Entities”, The amendments in this Update establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. A grant related to an asset is a government grant, or part of a government grant, that is conditioned on the purchase, construction, or acquisition of an asset (for example, a long-lived asset or inventory). A grant related to income is a government grant, or part of a government grant, other than a grant related to an asset (for example, a grant that reimburses a business entity for operating expenses). The amendments in this Update require that a government grant received by a business entity should not be recognized until: 1. It is probable that (a) a business entity will comply with the conditions attached to the grant and (b) the grant will be received. 2. A business entity meets the recognition guidance for a grant related to an asset or a grant related to income. 3 The amendments in this Update require that a grant related to an asset be recognized on the balance sheet as a business entity incurs the related costs for which the grant is intended to compensate, either as: 1. Deferred income (the deferred income approach) 2. An adjustment to the cost basis in determining the carrying amount of the asset (the cost accumulation approach). A grant related to income and a grant related to an asset for which the deferred income approach is elected should be recognized in earnings on a systematic and rational basis over the periods in which a business entity recognizes as expenses the costs for which the grant is intended to compensate. When a business entity elects the cost accumulation approach for a grant related to an asset, there is no separate subsequent recognition of the government grant proceeds in earnings. The carrying amount of the asset that reflects the government grant proceeds would be used to determine depreciation or other subsequent accounting for that asset. The amendments in this Update require that a business entity present a grant related to income and a grant related to an asset for which the deferred income approach is elected as part of earnings either (1) separately under a general heading such as other income or (2) deducted from the related expense. In addition, the amendments in this Update require, consistent with current disclosure requirements, that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. Under a modified prospective approach, prior-period results should not be restated and there is no cumulative-effect adjustment. 2. A modified retrospective approach to both: a. Government grants that are entered into on or after the beginning of the earliest period presented b. Government grants that are not complete as of the beginning of the earliest period presented. A government grant is complete when substantially all of the government grant proceeds have been recognized before the beginning of the earliest period presented. Under a modified retrospective approach, all prior period results should be restated for government grants that are not complete as of the beginning of the earliest period presented through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented. 3. A retrospective approach to all government grants through a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements”, the amendments in this Update clarify interim disclosure requirements and the applicability of Topic 270. The amendments in this Update result in a comprehensive list of interim disclosures that are required by GAAP. In developing the list of disclosures required by other Topics, the Board focused on identifying the interim disclosures that are currently required under GAAP. The objective of the amendments is to provide clarity about the current requirements, rather than evaluate whether to expand or reduce interim disclosure requirements. The amendments in this Update also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The intent of the disclosure principle, which is modeled after a previous SEC disclosure requirement, is to help entities determine whether disclosures not specified in Topic 270 should be provided in interim reporting periods. The amendments in this Update also clarify the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The Board expects that these clarifications will enhance consistency in interim reporting for all entities. The Board considers the amendments in this Update to be necessary to reflect the development of interim reporting over time. The amendments in this Update are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted for all entities. The amendments in this Update can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”, thirty-three issues are addressed in this Update. Generally, the amendments in this Update are not intended to result in significant changes for most entities. However, the Board recognizes that changes to guidance may result in accounting changes for some entities. Therefore, the Board is providing transition guidance for the amendments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: 1. Prospectively to all transactions recognized on or after the date that the entity first applies the amendments 2. Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis. For example, it may apply certain amendments prospectively while applying others retrospectively. For the amendments in this Update to Topic 260 (that is, Issue 4), an entity should apply the amendments retrospectively to each prior reporting period presented in the period of adoption.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.

Results of Operations for the Years Ended September 30, 2025 and 2024

	For the Years Ended September 30,		Variance
	2025	2024	Amount	%
Revenue	$27,971,360	$64,131,332	$(36,159,972)	(56.4)%
Cost of revenues	(27,169,837)	(60,257,618)	(33,087,781)	(54.9)%
Gross profit	801,523	3,873,714	(3,072,191)	(79.3)%
Impairment loss for biological assets	(8,868,597)	-	8,868,597	100.0%
Allowance for credit losses	(45,112,391)	(418,661)	44,693,730	10,675.4%
Selling and distribution expenses	(309,085)	(135,848)	173,237	127.5%
General and administrative expenses	(2,627,826)	(2,523,520)	104,306	4.1%
(Loss) income from operations	(56,116,376)	795,685	(56,912,061)	(7,152.6)%
Interest income	10,517	3,887	6,630	170.6%
Interest expense	(418,313)	(1,690,551)	(1,272,238)	(75.3)%
Amortization of debt issuance costs	(294,699)	(60,301)	(234,398)	(388.7)%
Government grant	9,345	-	9,345	100.0%
Other income, net	1,521,887	265,429	1,256,458	473.4%
Gain (loss) on disposal of subsidiaries	1,901,693	(3,941,657)	5,843,350	148.2%
Loss before income taxes	(53,385,946)	(4,627,508)	48,758,438	1,053.7%
Income tax expenses	(42)	(264)	(222)	(84.1)%
Net loss	$(53,385,988)	$(4,627,772)	$48,758,216	1,053.6%

Our revenue is generated from processing, distributing, and trading dried Shiitake mushrooms, Mu Er (also known as Auricularia heimuer or black ear fungus), other edible fungi, other agricultural products trading business (e.g., tapioca, corn, cotton, and cornstarch), and logistic services. The Company obtains control over these commodities as a principal from its suppliers before selling these commodities to its customers.

The following table sets forth the breakdown of our revenues for the years ended September 30, 2025 and 2024, respectively:

	For the Years Ended September 30,				Variance
	2025	%	2024	%	Amount	%
Shiitake	$10,667,870	38.1%	$17,791,882	27.7%	$(7,124,012)	(40.0)%
Mu Er	9,162,453	32.8%	14,820,286	23.1%	(5,657,833)	(38.2)%
Logistic services	7,326,921	26.2%	9,400	-	7,317,521	77,846.0%
Corn	784,933	2.8%	30,971,188	48.4%	(30,186,255)	(97.5)%
Other edible fungi	29,183	0.1%	31,493	0.0%	(2,310)	(7.3)%
Red dates	-	-	507,083	0.8%	(507,083)	(100.0)%
Total	$27,971,360	100.0%	$64,131,332	100.0%	$(36,159,972)	(56.4)%

Total revenues for the year ended September 30, 2025 decreased by $36.2 million, or 56.4%, to $28.0 million from $64.1 million for the year ended September 30, 2024.

The trading of agriculture products (i.e. corn, and red dates) was mainly based on market opportunity of matching suppliers and customers. Hence, the sales volume may fluctuate according to market demand and supply and there is no pattern of such agriculture product trading.

Revenue from sales of Shiitake decreased by $7.1 million, or 40.0%, to $10.7 million for the year ended September 30, 2024 from $17.8 million for the same period of last year, mainly due to the decrease in sales volume from 1,496 tons for the year ended September 30, 2024 to 908 tons for the year ended September 30, 2025, which resulted in a decrease of $7.0 million in revenue from sales of Shiitake. The decrease in sales volume of Shiitake was caused by reduced customers’ orders which resulted by the decrease in market demand for Shiitake. The impact of average unit sales price of Shiitake on the revenue from sales of Shiitake was minimal, the average unit sales price of Shiitake was $11,751 per ton for the year ended September 30, 2025 as compared to $11,895 per ton for the same period of last year, which resulted in a decrease of $0.1 million in revenue from sales of Shiitake.

Revenue from sales of Mu Er decreased by $5.6 million, or 38.1%, to $9.2 million for the year ended September 30, 2025 from $14.8 million for the same period of last year, mainly due to the decreased sales volume. Sales volume of Mu Er decreased to 746 tons for the year ended September 30, 2025 from 1,186 tons for the same period of last year, which resulted in a decrease of $5.5 million in revenue from sales of Mu Er. The decrease in sales volume of Mu Er was caused by reduced customers’ orders which resulted by the decrease in market demand for Mu Er. The impact of average unit sales price of Mu Er on the revenue from sales of Mu Er was minimal, the average unit sales price of Mu Er was $12,286 per ton for the year ended September 30, 2025 as compared to $12,501 per ton for the same period of last year, which resulted in a decrease of $0.2 in revenue from sales of Mu Er.

Revenue from logistic services increased by $7.3 million, or 77,846%, to $7.3 million for the year ended September 30, 2025 from $9,400 for the same period of last year. On December 12, 2024, the Company signed an Overseas Warehouse Distribution Service Agreement with a third party, to provide “one piece shipping service”. “One piece shipping service” refers to the overseas warehousing services, in-warehouse operations, final logistics services, and other related value-added services provided by the Company to the third party using “Warehouse Management System” (hereinafter referred to as “WMS System”). WMS system refers to a platform developed by the third party Company and rent by the Company, aimed at providing online order management for the third party. The functions supported by this information system may include but are not limited to goods management, warehousing distribution and inventory management, intelligent stocking analysis, logistics order management, settlement management, report statistics, return management, logistics optimization, logistics distribution status management, etc. Revenue from logistic services was related to the “one piece shipping service” provided by the Company since December 2024.

Revenue from sales of corn decreased by $30.2 million, or 97.5%, to $0.8 million for the year ended September 30, 2025 from $31.0 million for the same period of last year. The decrease was mainly attributable to the decrease in trading volume for the year ended September 30, 2025 as compared to the same period of last year.

Revenue from sales of red dates decreased by $0.5 million, or 100%, to $0.5 million for the year ended September 30, 2025 from nil for the same period of last year. The decrease was mainly attributable to no trading of red dates in fiscal 2025.

Cost of revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended September 30, 2025 and 2024, respectively:

	For the Years Ended September 30,				Variance
	2025	%	2024	%	Amount	%
Shiitake	$9,396,225	34.6%	$15,686,337	26.0%	$(6,290,112)	(40.1)%
Mu Er	8,163,704	30.0%	13,095,015	21.7%	(4,931,311)	(37.7)%
Logistic services	8,805,651	32.4%	4,480	-	8,801,171	196,454.7%
Corn	784,608	2.9%	30,943,638	51.5%	(30,159,030)	(97.5)%
Other edible fungi	19,649	0.1%	21,734	0.0%	(2,085)	(9.6)%
Red dates	-	-	506,414	0.8%	(506,414)	100.0%
Total	$27,169,837	100.0%	$60,257,618	100.0%	$(33,087,781)	(54.9)%

Cost of revenues decreased by $33.1 million, or 54.9%, to $27.2 million for the year ended September 30, 2025 from $60.3 million for the same period of last year. As illustrated in the table above, the decrease was mainly attributed by the cost of revenue associated with trading of corn and red dates, and the decrease in sales of shiitake and Mu Er, the decrease was partially offset by the increase in cost of revenue associated with logistic services.

Gross Profit

The following table sets forth the breakdown of gross profit for the years ended September 30, 2025 and 2024, respectively:

	For the Years Ended September 30,				Variance
	2025	%	2024	%	Amount	%
Shiitake	$1,271,645	158.7%	$2,105,545	54.4%	$(833,900)	(39.6)%
Mu Er	998,749	124.6%	1,725,271	44.5%	(726,522)	(42.1)%
Logistic services	(1,478,730)	(184.5)%	4,920	0.1%	(1,483,650)	(30,155.5)%
Corn	325	0.0%	27,550	0.7%	(27,225)	(98.8)%
Other edible fungi	9,534	1.2%	9,759	0.3%	(225)	(2.3)%
Red dates	-	-	669	0.0%	(669)	(100.0)%
Total	$801,523	100.0%	$3,873,714	100.0%	$(3,072,191)	(79.3)%

Overall gross profit decreased by $3.1 million, or 79.3%, to $0.8 million for the year ended September 30, 2025 from $3.9 million for the same period of last year. The decreased gross profit was caused by a decrease in gross profits of shiitake by $0.8 million and Mu Er by $0.7 million, as well as gross loss incurred by logistic services due to gestation period of aforementioned “one piece shipping service” commenced since December 2024.

Impairment loss for biological assets

Impairment loss for biological assets was approximately $8.9 million for the year ended September 30, 2025, representing an increase of approximately $8.9 million, or 100%, from nil for the same period of last year. The carrying amount of the biological assets was compared to the future discounted net cash flows expected to be generated by the biological assets and the Company determined that the carrying amount of the biological assets exceeded its fair value and impairment loss was recognized.

Allowance for credit losses

Allowance for credit losses were approximately $45.1 million for the year ended September 30, 2025, representing an increase of approximately $44.7 million, or 10,675.4%, from approximately $0.4 million for the same period of last year. The increase was mainly attributable to allowance of approximately $34.4 million for accounts receivable due to deterioration ageing of certain receivables, allowance of approximately $10.1 million for advances to suppliers due to deterioration ageing of certain advances to suppliers, allowance of approximately $0.7 million for other current assets due to deterioration ageing of other current assets, and allowance made for due from related parties of $96,754.

Selling and distribution expenses

Selling and distribution expenses increased by $0.2 million, or 127.5%, to approximately $0.3 million for the year ended September 30, 2025 from approximately $0.1 million for the same period of last year. The increase was primarily attributable to selling and distribution expenses incurred for the “one piece shipping service” since December 2024.

General and administrative expenses

General and administrative expenses increased by approximately $0.1 million, or 4.1%, to approximately $2.6 million for the year ended September 30, 2025 from approximately $2.5 million for the same period of last year. The increase was primarily attributable to the increase in staff and related expenses of approximately $0.4 million incurred for the “one piece shipping service” since December 2024 and increase in certain professional legal and auditing expenses of approximately $0.3 million, as partially offset by decrease in research and development expenses of approximately $0.6 million.

Interest expense

Interest expense decreased by $1.3 million, or 75.3%, to approximately $0.4 million for the year ended September 30, 2025 from $1.7 million for the same period of last year. The interest expenses incurred for the year ended September 30, 2024 was primarily attributable to interest expenses and fees charged by convertible promissory notes which was fully repaid on July 30, 2024 and, as a result, the interest expenses for the year ended September 30, 2025 decreased significantly.

Amortization of debt issuance costs

Amortization of debt issuance costs increased by $0.2 million, or 388.7%, to $0.3 million for the year ended September 30, 2025 from $60,301 for the same period of last year. On July 30, 2024, the Company and Atlas Sciences, LLC, (“Atlas”), entered into an agreement. Pursuant to the agreement, the Company agreed to issue Atlas an unsecured promissory note in the original principal amount of $5,355,000 for $5,000,000 in gross proceeds. The debt discount was amortized over the term of the promissory note and, for the year ended September 30, 2025, the Company recorded amortization of debt issuance cost of $0.3 million in other expenses.

Other income

Other income increased by approximately $1.3 million, or 473.4%, to approximately $1.5 million for the year ended September 30, 2025 from approximately $0.3 million for the same period of last year. The increase was mainly due to four subsidiaries was set up in the USA and leased three warehouses in earning warehouse sub-lease rental income.

Gain (loss) on disposal of subsidiaries

On March 31, 2025, an agreement was signed to divest 100% interest in Farmmi Food and Farmmi Supply Chain to a third party for a total cash consideration of RMB20,000 ($2,754). In June 2025, agreements was signed to divest 100% interest in Farmmi Biotech, Guoning Zhonghao and Ningbo Farmmi Trade to third parties for a total cash consideration of RMB10,000 ($1,405), RMB10,000 ($1,405), and RMB5,000 ($702), respectively. The gain on disposal of these subsidiaries was $1.0 million for the year ended September 30, 2025.

On January 31, 2024, an agreement was signed to divest 100% interest in Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”), Zhejiang Farmmi Holdings Group Co., Ltd. (“Farmmi Holdings”), and Zhejiang Farmmi Agricultural Technology Group Co., Ltd. (“Farmmi Agricultural”) to a third party for a total cash consideration of RMB43.1 million ($6.0 million). The loss on disposal of these subsidiaries was $3.9 million for the year ended September 30, 2024.

Income taxes

For the years ended September 30, 2025 and 2024, our income tax expense was $42 and $264 respectively. The income tax expenses for the years ended September 30, 2025 and 2024 were as a result of certain PRC subsidiaries that have taxable income from operations.

Net loss

As a result of the factors described above, our net loss was approximately $53.4 million for the year ended September 30, 2025, from net income of $4.6 million for the same period of last year.

Results of Operations for the Years Ended September 30, 2024 and 2023

	For the year ended September 30,		Variance
	2024	2023	Amount	%
Revenue	$64,131,332	$110,364,887	$(46,233,555)	(41.9)%
Cost of revenues	(60,257,618)	(106,078,132)	(45,820,514)	(43.2)%
Gross profit	3,873,714	4,286,755	(413,041)	(9.6)%
Allowance for doubtful debts	(418,661)	32,007	450,668	1,408.0%
Selling and distribution expenses	(135,848)	(145,292)	(9,444)	(6.5)%
General and administrative expenses	(2,523,520)	(2,132,095)	391,425	18.4%
Income from operations	795,685	2,041,375	(1,245,690)	(61.0)%
Change in fair value of derivative liability	-	873,767	(873,767)	(100.0)%
Interest income	3,887	743,858	(739,971)	(99.5)%
Interest expense	(1,690,551)	(650,813)	(1,039,738)	(159.8)%
Amortization of debt issuance costs	(60,301)	(1,691,609)	1,631,308	96.4%
Government grant	-	1,439,208	(1,439,208)	(100.0)%
Other income, net	265,429	101,520	163,909	161.5%
Loss on disposal of subsidiaries	(3,941,657)	-	(3,941,657)	(100.0)%
(Loss) income before income taxes	(4,627,508)	2,857,306	(7,484,814)	(262.0)%
Income tax expenses	(264)	(313,493)	(313,229)	(99.9)%
Net (loss) income	$(4,627,772)	$2,543,813	$(7,171,585)	(281.9)%

Our revenue is generated from the following major product categories: Shiitake, Mu Er, bulk trading and other products. Since June 2021, the Company’s operations were expanded into bulk agricultural commodity trading, such as cotton and corn bulk trading, The Company obtains control over these commodities as a principal from its suppliers before selling these commodities to its customers.

The following table sets forth the breakdown of our revenues for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,				Variance
	2024	%	2023	%	Amount	%
Tapioca	-	-	$39,977,734	36.2%	$(39,977,734)	100.0%
Corn	$30,971,188	48.4%	27,430,969	24.9%	3,540,219	12.9%
Shiitake	17,791,882	27.7%	19,655,465	17.8%	(1,863,583)	(9.5)%
Mu Er	14,820,286	23.1%	16,301,157	14.8%	(1,480,871)	(9.1)%
Cotton	-	0.0%	5,547,927	5.0%	(5,547,927)	(100.0)%
Red dates	507,083	0.8%	-	-	507,083	100.0%
Cornstarch	-	0.0%	1,338,782	1.2%	(1,338,782)	(100.0)%
Other edible fungi	31,493	0.0%	112,853	0.1%	(81,360)	(72.1)%
Logistic services	9,400	0.0%	-	-	9,400	100.0%
Total	$64,131,332	100.0%	$110,364,887	100.0%	$(46,233,555)	(41.9)%

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

Cost of revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,				Variance
	2024	%	2023	%	Amount	%
Tapioca	-	-	$39,924,566	37.7%	$(39,924,566)	100.0%
Corn	$30,943,638	51.5%	27,412,575	25.8%	3,531,063	12.9%
Shiitake	15,686,337	26.0%	17,541,012	16.5%	(1,854,675)	(10.6)%
Mu Er	13,095,015	21.7%	14,238,307	13.4%	(1,143,292)	(8.0)%
Cotton	-	-	5,539,602	5.2%	(5,539,602)	(100.0)%
Red dates	506,414	0.8%	-	-	506,414	100.0%
Cornstarch	-	-	1,336,902	1.3%	(1,336,902)	(100.0)%
Other edible fungi	21,734	0.0%	85,168	0.1%	(63,434)	(74.5)%
Logistic services	4,480	0.0%	-	-	4,480	100.0%
Total	$60,257,618	100.0%	$106,078,132	100.0%	$(45,820,514)	(43.2)%

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

Gross Profit

The following table sets forth the breakdown of gross profit for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,				Variance
	2024	%	2023	%	Amount	%
Tapioca	-	-	$53,168	1.2%	$(53,168)	100.0%
Corn	$27,550	0.7%	18,394	0.4%	9,156	49.8%
Shiitake	2,105,545	54.4%	2,114,453	49.3%	(8,908)	(0.4)%
Mu Er	1,725,271	44.5%	2,062,850	48.1%	(337,579)	(16.4)%
Cotton	-	-	8,325	0.2%	(8,325)	(100.0)%
Red dates	669	0.1%	-	-	669	100.0%
Corn starch	-	-	1,880	0.0%	(1,880)	(100.0)%
Other edible fungi	9,759	0.3%	27,685	0.6%	(17,926)	(64.7)%
Logistic services	4,920	0.1%	-	-	4,920	100.0%
Total	$3,873,714	100.0%	$4,286,755	100.0%	$(413,041)	(9.6)%

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

Change in fair value of derivative liability

On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. The change in fair value of derivative liability of $0.9 million was recorded in other income for the year ended September 30, 2023. No other income was recognized for the year ended September 30, 2024.

Interest income

Interest income decreased by $0.7 million, or 99.5%, to $3,887 for the year ended September 30, 2024 from $0.7 million for the same period of last year. For the year ended September 30, 2023, interest earned was mainly attributed to 6.5% per annum interest earned on a deposit of RMB 50 million ($7.0 million) from a third party. On November 5, 2021, one of our subsidiaries signed an Equity Transfer Framework Agreement to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd, from four third parties for a total consideration of RMB 509.6 million (approximately $71.6 million). On November 5, 2021, the Company paid a deposit of RMB 50 million ($7.0 million) as a prepayment for the acquisition. However, the Company decided to withdraw from the investment due to the adjustment of its business strategy and a third party is willing to undertake the above-mentioned investment. Upon consummation of the investment by that third party, the above-mentioned deposit will be returned to the Company from the seller and the Company charged that third party with an interest of 6.5% per annum on that deposit counting from the payment date. No interest income was recognized for the year ended September 30, 2024.

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

As of September 30, 2025, we had cash of $0.8 million. As of September 30, 2025, advances to suppliers amounted to $46.3 million and is expected to be fully utilized by September 2026. We made these advances based on the sales orders we received and expect to receive in the future months. As of September 30, 2025, we had accounts receivable of $13.1 million and we expect to collect the remaining balance by September 2026. Our current liabilities amounted to $10.0 million as of September 30, 2025, in comparison to $10.1 million as of September 30, 2024.

Indebtedness. As of September 30, 2025, we have promissory notes of $2.5 million, and long-term loan of $1.8 million. Beside these debts, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

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

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans. As of September 30, 2025, we had total assets of $147.0 million, which includes notes receivables of $59.6 million, advances to suppliers of $46.3 million, accounts receivable of $13.1 million and inventory of $1.5 million, working capital of $831.2 million and total equity of $123.9 million.

Working Capital. Total working capital as of September 30, 2025 amounted to $83.2 million, compared to $151.9 million as of September 30, 2024.

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

Cash flows

The following table sets forth summary of our cash flows from continuing operations for the years ended September 30, 2025, 2024, and 2023.

	For the Years Ended September 30,
	2025	2024	2023
Net cash provided by (used in) operating activities	$52,461,825	$(16,775,531)	$(75,754,162)
Net cash (used in) provided by investing activities	(59,702,705)	2,068,359	35,896,193
Net cash provided by (used in) financing activities	7,561,982	1,827,370	11,017,942
Effect of exchange rate changes on cash	(3,526)	576,589	462,261
Net increase (decrease) in cash	317,576	(12,303,213)	(28,377,766)
Cash and restricted cash, beginning of year	486,522	12,789,735	41,167,501
Cash and restricted cash, end of year	$804,098	$486,522	$12,789,735

Operating activities

Net cash provided by operating activities was $52.5 million for the year ended September 30, 2025, which mainly consisted of a decrease of $62.8 million in advances to suppliers due to the refund of advances by certain suppliers, allowance for credit loss of $34.4 million for accounts receivable and $10.1 million for advances to suppliers due to deterioration of ageing, as mainly offset by net loss of $53.4 million.

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

Investing activities

Net cash used in investing activities was $59.7 million for the year ended September 30, 2025, which mainly consisted of purchase of long-term investments of $59.7 million, proceeds from disposal of subsidiaries, net of cash, $60,538 and purchase of property and equipment of $16, 667.

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

Financing activities

Net cash provided by financing activities was $7.6 million for the year ended September 30, 2025, which mainly consisted of issuance of ordinary shares of $9.9 million, and proceeds of $4.4 million from promissory notes, as partially offset by repayment of $4.8 million to a third-party loan and repayment of $2.6 million promissory notes.

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

The following table presents the company’s material contractual obligations as of September 30, 2025:

		Less than	1-2	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
Promissory notes	$2,519,134	$2,519,134	-	-	-
Long-term loans	1,809,780	-	-	1,809,780	-
Operating lease obligations	22,282,865	7,025,712	3,456,560	10,798,040	1,002,553
Total	$26,611,779	$9,544,846	$3,456,560	$12,607,820	$1,002,553

(1)	As of September 30, 2025, the Company had outstanding promissory notes of $2.5 million (see Note 11 of the notes to consolidated financial statements for details).
(2)	As of September 30, 2025, the Company had outstanding long-term loan of $1.8 million (see Note 12 of the notes to consolidated financial statements for details).
(3)	As of September 30, 2025, the Company had operating lease commitment of $22.3 million (see Note 16 of the notes to consolidated financial statements for details).

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this report:

Name	Age	Position(s)

Yefang Zhang	59	Chief Executive Officer and Chairwoman of Board of Directors

Chenyang Wang	38	Director

Zhimin Lu	51	Chief Financial Officer

Qinyi Fu	41	Director (Independent)

Hongdao Qian	63	Director (Independent)

Hui Ruan	58	Director (Independent)

The business address of all such senior management and directors is F3 Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000.

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

Summary Executive Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2025 and 2024.

				All Other
	Fiscal	Salary	Bonus	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)
Yefang Zhang(3)	2025	148,700	-	-	148,700
Chief Executive Officer	2024	162,857	-	-	162,857

Dehong Zhang(4)	2025	45,338	-	2,134	47,472
Former Chief Operating Officer	2024	46,772	-	-	46,772

Zhimin Lu(5)	2025	22,821.50	-	-	22,821.50
Chief Financial Officer	2024	19,428.57	-	-	19,428.57

Chenyang Wang(6)	2025	11,000	-	4,800	15,800
Director	2024	8,057	-	4,800	12,857

______________

(1) No officer received a bonus in the years ended September 30, 2025 and 2024.

(2) Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3) Compensation paid included (i) salaries paid of RMB72,946.76 (approximately $10,246.77) as the CEO of the Company and of $84,952 as an officer of U.S. subsidiaries, (ii) social security payment of $5,642.

(4) Dehong Zhang, former Chief Operating Officer of the Company, resigned on December 18, 2024.

(5) Zhimin Lu was appointed as our Chief Financial Officer on February 4, 2024.

(6) Chenyang Wang has served as a director of the Company since January 2025.

Director Compensation

The following section presents information regarding the compensation paid during the fiscal years ended September 30, 2025 and 2024 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). Currently we have the following Non-Employee Directors: Qinyi Fu, Hongdao Qian and Hui Ruan.

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

Summary Director Compensation Table

Name	Fiscal Year	Fees earned or paid in cash ($)	All Other Compensation ($)(1)	Total ($)
Hongdao Qian (2)	2025	10,000	-	10,000
	2024	10,000	-	10,000

Hui Ruan (3)	2025	10,000	-	10,000
	2024	10,000	-	10,000

Qinyi Fu (4)	2025	10,000	-	10,000
	2024	10,000	-	10,000

_____________

(1) No Non-Employee Director received other compensation for the years ended September 30, 2025 and 2024.

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

Zhimin Lu

We entered into an employment agreement with our chief financial officer, Mr. Zhimin Lu, effective February 4, 2024. Under the terms of Mr. Lu’s employment, Mr. Lu is entitled to the following:

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

A director may vote in respect of any contract or transaction in which he is interested, provided, however, that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

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

D. Employees

As of September 30, 2025, we employed a total of 15 full-time and no part time employees in the following functions:

	Number of Employees
	September 30,	September 30,	September 30,
Department	2024	2023	2025
Senior Management	7	7	5
Human Resource & Administration	4	4	2
Finance	6	7	5
Procurement	2	4	1
Production	15	36	0
Sales & Marketing	5	8	1
Quality Control	2	2	0
Business Development	1	2	1
Total	42	70	15

 _______

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. For the years ended September 30, 2025, 2024 and 2023, we contributed approximately $32,725, $55,938, and $55,801 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders.”

Equity Compensation Program

We have established a pool for shares and share options for our employees. This pool contains shares and options to purchase our Ordinary Shares, equal to 10% of the number of ordinary shares outstanding at the conclusion of our initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, we may grant shares or options in any percentage determined for a particular grant.

At the annual shareholder meeting held in July 2021, our shareholders approved a 40 million shares incentive plan. In February 2022 we filed a registration statement on Form S-8 for the 2021 Plan, and we subsequently canceled the reserved but unissued 30 million shares in February 2022.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our Ordinary Shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants. For the year ended September 30, 2022, 10 million ordinary shares were issued to eight employees and $2 million was accounted as share-based compensation expense in general and administration expenses. As of September 30, 2025, the remaining ordinary shares available to be issued under our 2021 plan were 238 shares following the reverse share split completed in February 2025.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of February 6, 2026 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of ordinary shares beneficially owned are based on 13,811,335 Class A Ordinary Shares and 3,873 Class B Ordinary Shares issued and outstanding. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable, convertible or repayable within 60 days of February 6, 2026 are deemed outstanding and are deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., F3 Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000. The shareholders of record listed in the table are not located in the United States.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership(1)	Percentage of Aggregate Voting Power(2)
	Number	Number	%	%
Director and Executive Officers:(3)
Yefang Zhang, CEO and Chairwoman(4)(5)	82	3,873	0.03%	0.14%
Zhimin Lu, CFO	—	—	—	—
Chenyang Wang, Director	—	—	—	—
Hongdao Qian, Independent Director	—	—	—	—
Hui Ruan, Independent Director	—	—	—	—
Qinyi Fu, Independent Director	—	—	—	—
All directors and executive officers as a group	82	3,873	0.03%	0.14%
5% or Greater Shareholders:
Alera Capital Inc(6)	1,000,000	—	7.24%	7.23%
Bravell Partners Inc(7)	1,000,000	—	7.24%	7.23%
Cavora Holdings Inc(8)	1,000,000	—	7.24%	7.23%
Vanta Capital Inc(9)	980,000	—	7.09%	7.09%
UFIST Trading LLC(10)	833,334	—	6.03%	6.03%

______________

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)	Percentage is calculated based on 13,811,335 Class A Ordinary Shares and 3,873 Class B Ordinary Shares issued and outstanding.

(3)

Unless otherwise indicated, the address for each director or executive officer is in the care of our Company at Farmmi, Inc., Fl 1, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, People’s Republic of China 323000.

(4)	Ms. Yefang Zhang is the Chief Executive Officer, Chairwoman of the Board, and the Founder of the Company.

(5)

Consists of (i) 3,873 Class B Ordinary Shares held by FarmNet Limited, of which Yefang Zhang is the sole shareholder, and (ii) 82 Class A Ordinary Shares owned by Ms. Zhang’s children who are members of the household of Ms. Zhang.

(6)

Such Class A Ordinary Shares may be deemed to be beneficially owned by Guangyue Xu, President and Director of Alera Capital Inc. The shareholder granted a voting proxy with respect to such shares to Yefang Zhang, who disclaims beneficial ownership over these shares. The address of Alera Capital Inc is 1410 North Ave, Ste 126, Spearfish, SD 57783.

(7)

Such Class A Ordinary Shares may be deemed to be beneficially owned by Wei Huang, the Chief Executive Officer of Bravell Partners Inc. The shareholder granted a voting proxy with respect to such shares to Yefang Zhang, who disclaims beneficial ownership over these shares. The address of Bravell Partners is 114 S Main Ave Unit 211, Sioux Falls, SD 57104.

(8)

Such Class A Ordinary Shares may be deemed to be beneficially owned by Sheng Huang, the President of Cavora Holdings Inc. The shareholder granted a voting proxy with respect to such shares to Yefang Zhang, who disclaims beneficial ownership over these shares. The address Cavora Holdings Inc is: 218 E 7th St Ste 121, Casper, WY 82601.

(9)

Such Class A Ordinary Shares may be deemed to be beneficially owned by Jia Liu, who is the President of Vanta Capital Inc. The shareholder granted a voting proxy with respect to such shares to Yefang Zhang, who disclaims beneficial ownership over these shares. The address of Vanta Capital Inc is: 1603 Capitol Ave Ste 1019, Cheyenne, WY 82001.

(10)

Such Class A Ordinary Shares may be deemed to be beneficially owned by Ailing Huang, who is the Chief Executive Officer of UFIST Trading LLC, a California limited liability company. The shareholder granted a voting proxy with respect to such shares to Yefang Zhang, who disclaims beneficial ownership over these shares. The address of UFIST Trading LLC is: 5032 Highview St, Chino Hills, CA 91709.

B. Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions for the years ended September 30, 2025, 2024, and 2023, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

The relationship and nature of related party transactions are summarized as follow:

Name of related party	Relationship to the Company	Nature of transactions
Zhejiang Yili Yuncang Technology Group Co., Ltd	10% equity interest owned by the Company	Prepayment of electricity and water expenses for office leased to the Company
FarmNet Limited	Owns 0.7% equity interest of the Company	Payment of expenses by the Company
Epakia Canada Inc	The legal representative of Epakia Canada Inc is a director of the Company.	Payment of expenses by the Company
Forasen Group Co., Ltd	Owned by Mr. Zhengyu Wang, the Chairman of the Board of Directors of the Company	Sales from the Company
Zhang Bin	Serves as the supervisor of Farmmi Food	Sales from the Company
Shanghai Zhongjian Yiting Medical Health Technology Partnership	A partnership jointly set up by the Company with another limited partner ("LP").	Payment of expenses by the Company
Zhang Dehong	The brother of the Company’s CEO, Ms. Yefang Zhang	Payment of expenses by the Company and provide guarantees as an additional security for certain loans
Yefang Zhang	Chief Executive Officer of the Company	Payment of expenses for the Company
Forasen Holdings Group Co., Ltd	Owned by Mr. Zhengyu Wang, the Chairman of the Board of Directors of the Company	Purchases from the Company
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of Mr. Zhengyu Wang and Ms. Yefang Zhang, CEO of the Company	Lease factory building to the Company and charging water and electricity for offices leased to the Company.

Due from related parties consisted of the following:

		As of	As of
		September 30,	September 30,
		2025	2024
Due from related parties	Name of related parties
Other receivables	Dehong Zhang	-	$202,547
Other receivables	Zhejiang Yili Yuncang Holding Group Co., Ltd	-	99,441
Other receivables	FarmNet	-	4,100
Other receivables	Epakia Canada Inc	-	2,996
Trade receivables	Forasen Group Co., Ltd	-	2,094
Trade receivables	Zhang Bin	-	1,184
Total		-	$312,362

Amount due from Zhejiang Yili Yuncang Holding Group Co., Ltd was mainly related to prepayment of electricity and water expenses for offices leased to the Company.

Amounts due from FarmNet Limited, Epakia Canada Inc, Forasen Group Co., Ltd, Zhang Bin, and Dehong Zhang were mainly related to expenses paid by the Company which can be recoverable from these related parties.

Due to related parties from the Company consisted of the following:

		As of	As of
		September 30,	September 30,
		2025	2024
Due to related parties	Name of related parties
Other payable	Yefang Zhang	$241,773	$356,975
Other payable	Zhejiang Tantech Bamboo Technology Co., Ltd.	52,146	144,525
Total		$293,919	$501,500

Amount due to Zhejiang Tantech Bamboo Technology Co., Ltd was related to water and electricity expenses for offices leased to the Company.

Amounts due to Yefang Zhang were related to payment of expenses by related parties for the Company. Amounts were due on demand and non-interest bearing.

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the years ended September 30, 2025, 2024, and 2023, the Company recorded sales to related parties of $138, $2,785, and nil, respectively.

Operating leases from related parties

The following table summarizes operating leases with related party, Zhejiang Tantech Bamboo Technology Co., Ltd, detailing lease begin date, lease end date, leasing purpose, leasing area in square meters, and annual rent in RMB and its equivalent in USD.

Zhejiang Tantech Bamboo Technology Co., Ltd.	Lease No 1
Lease begin date	March 1, 2023
Lease end date	February 29, 2028
Leasing purpose	Office
Annual rent in RMB	131,835
Annual rent in USD	$18,279
Area (in square meters)	479

For the years ended September 30, 2025, 2024, and 2023, the Company incurred lease expense of $18,279, $100,235, and $66,116, respectively.

Non-Competition Agreement

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

Item 9. The Offer and Listing

A. Offer and listing details

Our Class A Ordinary Shares have been listed on NASDAQ since February 16, 2018.

As of February 6, 2026, there were approximately 26 holders of record of our ordinary shares.

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FAMI.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-221569, filed with the SEC on November 15, 2017, as amended by the Fourth Amended and Restated Memorandum and Articles of Association effective as of January 5, 2026.

C. Material contracts

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

 On July 30, 2024, Farmmi and Atlas Sciences, LLC, ( “Atlas”), entered into a purchase agreement Pursuant to the agreement, the company agreed to issue Atlas an unsecured promissory note in the original principal amount of $5,355,000 for $5,000,000 in gross proceeds (the “July 2024 Note”). The Company used all of the proceeds from the note to repay its indebtedness owed to Streeterville under the convertible promissory note it issued on September 26, 2022.

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

On January 31, 2025, Farmmi and Atlas entered into an exchange agreement, pursuant to which the parties agreed to partition a new promissory note in the original principal amount of $100,000.00, or the partitioned note, from the July 2024 Note, and exchange the partitioned note for 480,769 ordinary shares, par value $0.20, of the Company.

On February 28, 2025, Farmmi International entered into an equity transfer agreement with MALONG LIMITED to acquire 45% of the equity of EWAYFOREST from the seller. EWAYFOREST owns 100% of the equity of Lishui Ganglisen Enterprise Management Co., Ltd, a Chinese company, which in turn owns 100% of the equity of Lishui Senbo Forestry Co., Ltd, a Chinese company. Senbo Forestry is engaged in forestry management, improvement, planting and product sales. The total consideration for the acquisition was RMB723,324,150 ($99,085,500). As of the date of this report, Farmmi International has paid $59.6 million in cash and $35.0 million in accounts receivable.

On April 30, 2025, Farmmi International, MALONG LIMITED and Senbo Forestry entered into a supplemental agreement to the original equity transfer agreement dated February 28, 2025. Pursuant to the supplemental agreement, MALONG and Senbo Forestry agreed to obtain a forest ownership certificate by August 30, 2025 to establish Senbo Forestry’s ownership of the forest assets. If Senbo Forestry fails to complete the ownership certification procedure, the parties agree to terminate the original equity transfer agreement and MALONG would refund all consideration paid by Farmmi International under the original agreement.

On August 4, 2025, Farmmi entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company agreed to sell an aggregate of 4,166,667 ordinary shares, par value $2.40 per share, and Series C warrants to purchase up to 8,333,334 ordinary shares in a private placement for gross proceeds of approximately $10 million. The warrants are exercisable upon issuance, have an exercise price of $2.4 per share and have a term of three years from the date of issuance. The exercise price and the number of warrant shares are subject to adjustment upon the occurrence of certain events, such as share splits, business combination or similar recapitalization transactions.

On September 30, 2025, Farmmi International, MALONG, and Senbo Forestry entered into a termination and refund agreement to the original equity transfer agreement dated February 28, 2025 and related supplemental agreement dated April 30, 2025. Pursuant to the agreement, the parties agreed to terminate the original equity acquisition transaction and that all acquisition consideration paid by Farmmi International would be refunded by MALONG, including accounts receivable of $35.0 million and an aggregate cash payment of $59,625,500. The cash refund would be completed as follows: (a) 40% of the cash consideration of $59,625,500, or $23,850,200, be repaid in a lump sum before January 31, 2026, and (b) the remaining 60% of the cash consideration, or $35,775,300, be repaid by MALONG as follows: (i) the repayment period is two (2) years from February 1, 2026 to January 30, 2028, (ii) the interest on the unpaid balance is calculated at an annualized rate of 2%, compounded daily, and is payable quarterly, and (iii) the principal balance is repaid every six months in the following installments: a total of not less than 20% of the principal balance would be refunded during the period from February 1, 2026 to July 30, 2026, not less than 25% of the remaining principal balance would be refunded during each of the six-month periods ending January 30, 2027 and July 30, 2027, respectively, and the final remaining principal balance would be refunded by January 30, 2028.

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

E. Taxation

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Kaufman & Canoles, P.C., our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Zhejiang Zhiheng Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

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

As of September 30, 2025, we had approximately $1.81 million in outstanding long-term loans with interest rate of 4.5% per annum and $2.52 million in promissory notes with interest rate of 7% per annum, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately $21,775 and $25,191 lower/higher, respectively, mainly as a result of interest expense on loans and promissory notes.

We had cash of $0.8 million as of September 30, 2025, and no other short-term investments and long-term held-to-maturity investments as of September 30, 2025.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB appreciated by 1.2% in 2022, depreciated by 2.5% in 2023, and depreciated by 1.4% in 2024. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to 1% change in foreign currency translation are summarized as follows.

	Year Ended September 30,
	2025	2024	2023
Impact on revenue	$279,574	$636,500	$1,103,649
Impact on operating expenses	$24,465	$30,780	$22,454
Impact on net income	$4,583	$46,278	$25,438

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

As of September 30, 2025, our company carried out an evaluation, under the supervision of and with the participation of management, including our Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Included in this Annual Report on Form 20-F, the chief executive officer and chief financial officer concluded that our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were ineffective in timely alerting them to information required to be included in the Company’s SEC filings.

(b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2025. Based on the assessment, management determined that, as of September 30, 2025, we did not maintain effective internal control over financial reporting, because:

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

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We have hired additional accounting staffs and are in the process of improving our system security environment and conducting regular backup plan and penetration testing to ensure the network and information security. In addition, we plan to address the weaknesses identified above by implementing the following measures:

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

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors-Risks Relating to Our Business and Industry-If we fail to implement and maintain an effective internal controls over financing reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud." in the annual report for the year ended September 30, 2025.

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

Item 16C. Principal Accountant Fees and Services

YCM CPA INC. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years 2025 and 2024.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

During fiscal years 2025 and 2024, YCM CPA INC.’s audit fees were $250,000 and $235,000, respectively.

Audit-Related Fees

During fiscal years 2025 and 2024, YCM CPA INC.’s audit-related fees were $0.

Tax Fees

During fiscal years 2025 and 2024, YCM CPA INC.’s tax fees were $0.

All Other Fees

During fiscal years 2025 and 2024, YCM CPA INC.’s other fees were $0.

Audit Committee Pre-Approval Policies

Before YCM CPA INC. was engaged by the Company to render audit or non-audit services, the engagement was pre-approved by the Company’s audit committee. All services rendered by YCM CPA INC. have been so pre-approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal year 2025 that were attributed to work performed by persons other than YCM CPA INC.’s full-time permanent employees was less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2025.

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

Governance

Our Company’s Board of Directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risks, and has not delegated oversight authority for cybersecurity risks to any committee. Our management, led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing, identifying and managing material cybersecurity risks and threats to our Company and the prevention, mitigation and remediation of material cybersecurity incidents and risks. Our Chief Executive Officer, as the management representative, reports to the Board of Directors on an annual basis with respect to the status and updates of any material cybersecurity risks our Company may face and on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

In the 2025 fiscal year, we did not experience any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers, customers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.”

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1	Memorandum and Articles of Association of Farmmi, Inc.	By Reference	F-1	2017-11-15
1.2	Fourth Amended and Restated Memorandum and Articles of Association of Farmmi, Inc.	By Reference	6-K	2026-02-03
2.1	Specimen Ordinary Share Certificate	By Reference	F-1	2017-11-15
2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934	Herewith
4.1	Employment Agreement with Yefang Zhang	By Reference	20-F	2021-01-29
4.2	Employment Agreement with Zhimin Lu	By Reference	20-F	2024-01-29
4.3	Translation of Non-competition Agreement by and between Farmmi, Inc. and Forasen Group, dated December 16, 2016	By Reference	F-1	2017-11-15
4.4	Non-competition Agreement by and among Zhengyu Wang, Yefang Zhang, Farmmi, Inc. and Tantech Holdings Ltd, dated June 30, 2017	By Reference	20-F	2021-01-29
4.5	Summary Translation of Lease Agreement with Zhejiang Tantech Bamboo Technology Co., Ltd, dated July 6, 2020	By Reference	20-F	2021-01-29
4.6	Securities Purchase Agreement with Atlas Sciences, , LLC dated July 30, 2024	By Reference	6-K	2024-08-01
4.7	Securities Purchase Agreement with Investors dated August 22, 2024	By Reference	6-K	2024-08-27
4.8	Placement Agent Agreement, dated August 22, 2024, between the Company and Maxim Group LLC	By Reference	6-K	2024-08-27
4.9	Indemnification Agreement dated January 19, 2025 by and between Farmmi, Inc. and Chenyang Wang	Herewith
4.10	Exchange Agreement dated January 31, 2025, by and between Atlas Sciences, LLC and Farmmi, Inc.	By Reference	6-K	2025-03-06
4.11	Equity Transfer Agreement dated February 28, 2025, by and between Farmmi International Limited and Malong Limited	By Reference	6-K	2025-03-06
4.12	Share Transfer Agreement dated March 31, 2025, by and between Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. and Lishui Chida Logistics Co., Ltd.	By Reference	6-K	2025-04-04
4.13	Share Transfer Agreement dated June 11, 2025, by and between Zhejiang Yitang Medical Services Co., Ltd. and Lishui Chida Logistics Co., Ltd. (English translation)	By Reference	6-K	2025-07-01
4.14	Share Transfer Agreement dated June 13, 2025, by and between Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. and Lishui Damushan Tea Co., Ltd. (English translation)	By Reference	6-K	2025-07-01
4.15	Supplemental Agreement to Equity Transfer Agreement dated April 30, 2025, by and among Farmmi International Limited, Malong Limited and	Herewith
4.16	Securities Purchase Agreement, dated August 4, 2025, by and among Farmmi, Inc. and the Purchasers		6-K	2025-08-04
4.17	Asset Purchase Termination and Refund Agreement dated September 30, 2025, by and among Farmmi International Limited, MALONG LIMITED, and Lishui Senbo Forestry Co., Ltd.	Herewith
4.18	Sublease Agreement dated July 10, 2024, by and between Port Logistics Group, LLC. And Farmmi USA Inc.	Herewith
4.19	Multi-Tenant Industrial Triple Net Lease dated March 20, 2025, by and between JWH Real Estate Holding Corp. and Farmmi USA Inc.	Herewith
4.20	Industrial Lease Agreement dated August 1, 2025, by and between PPF Industrial Three Montgomery Way, LLC and Farmmi USA Inc.	Herewith
8.1	List of subsidiaries	Herewith
11.1	Code of Business Conduct and Ethics of Farmmi, Inc.	By Reference	F-1	2017-11-15
11.2	Insider Trading Policy	By Reference	20-F	2025-01-24
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 and Securities and Exchange Commission Release 34-46427	Herewith
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Herewith
15.1	Consent of YCM CPA INC.	Herewith
97.1	Clawback Policy	By Reference	20-F	2024-01-29
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Farmmi, Inc.

Date: February 10, 2026	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

FARMMI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024, AND 2023

134

FARMMI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Farmmi, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Farmmi, Inc. and its subsidiaries (collectively, the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

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

Note receivable

Description of the Matter

As described in Note 5 to the financial statements, the Company has a note receivable totaling approximately $59.6 million as of September 30, 2025, of which approximately $31 million is current and approximately $28.6 million is non-current. We identified valuation (recoverability) of the note receivable as a critical audit matter due to its non-routine transaction background (serving as a refund of cash paid in connection with a cancelled investment), significant amount, and the involvement of significant management judgment regarding its recoverability, altogether requiring extensive audit efforts and significant audit judgment.

How the Critical Audit Matter Was Addressed in the Audit

In order to address the above matter, we performed the following audit procedures, among others:

•	We reviewed the relevant legal documents regarding the investment cancellation and establishment of the note receivable and verified the sufficiency of the relevant financial statement disclosures.
•	We obtained and evaluated a third-party background check on the counterparty indicating ability to pay.
•

We requested and received a confirmation letter from a knowledgeable external source (the counterparty) to obtain relevant and reliable audit evidence about outstanding balance and repayment schedule indicating willingness to pay.

•	We tested subsequent cash collection from the counterparty indicating ability to pay.
•	We evaluated the reasonableness of management's assessment of the note’s recoverability.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781

Irvine, California

February 10, 2026

FARMMI, INC.

CONSOLIDATED BALANCE SHEETS

	As of	As of
	September 30,	September 30,
	2025	2024
Assets
Current assets
Cash and restricted cash	$804,098	$486,522
Accounts receivable, net	13,095,167	32,460,438
Advances to suppliers, net	46,304,704	122,127,761
Note receivable, current portion	31,005,260	-
Inventories, net	1,544,462	5,490,877
Other current assets, net	372,264	1,047,836
Due from a related party	-	312,362
Total current assets	93,125,955	161,925,796

Non-current assets
Note receivable	28,620,240	-
Long-term investments, net	6,932,404	7,032,573
Biological assets, net	-	9,333,216
Right-of-use assets, net	16,440,531	7,399,841
Security deposits	1,877,272	-
Property and equipment, net	36,780	42,293
Other non-current assets	-	1,000,000
Total non-current assets	53,907,227	24,807,923

Total assets	$147,033,182	$186,733,719

Liabilities and shareholders' equity
Current liabilities
Long-term loans - current	-	202,405
Promissory notes	2,519,134	5,256,238
Accounts payable	15,695	69,999
Due to related parties	293,919	501,500
Operating lease liabilities - current	5,030,911	3,391,141
Other current liabilities	2,096,671	638,957
Total current liabilities	9,956,330	10,060,240

Non-current liabilities
Long-term loans - non-current	1,809,780	2,177,592
Operating lease liabilities - non-current	11,409,620	4,025,625
Other non-current liabilities	-	454,025
Total non-current liabilities	13,219,400	6,657,242

Total liabilities	23,175,730	16,717,482

Commitment and contingencies

Shareholders' equity
Ordinary shares, $2.40 par value, 5 billion shares authorized, 5,481,874 and 889,906 shares issued and outstanding as of September 30, 2025 and 2024, respectively	13,156,498	2,135,774
Additional paid-in capital	161,426,802	161,571,262
Statutory reserve	687,173	697,443
(Accumulated deficit) Retained earnings	(39,839,384)	13,248,995
Accumulated other comprehensive loss	(11,313,205)	(7,664,144)
Total Farmmi, Inc.’s shareholders' equity	124,117,884	169,989,330
Noncontrolling interest	(260,432)	26,907
Total shareholders' equity	123,857,452	170,016,237

Total liabilities and shareholders' equity	$147,033,182	$186,733,719

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended September 30,
	2025	2024	2023

Sales to third parties	$27,971,222	$64,128,547	$110,364,887
Sales to related parties	138	2,785	-
Revenues	$27,971,360	$64,131,332	$110,364,887
Cost of revenues	(27,169,837)	(60,257,618)	(106,078,132)
Gross profit	801,523	3,873,714	4,286,755
Operating expenses
Impairment loss for biological assets	(8,868,597)	-	-
(Allowance) reversal of allowance for credit losses	(45,112,391)	(418,661)	32,007
Selling and distribution expenses	(309,085)	(135,848)	(145,292)
General and administrative expenses	(2,627,826)	(2,523,520)	(2,132,095)
Total operating expenses	(56,917,899)	(3,078,029)	(2,245,380)

(Loss) income from operations	(56,116,376)	795,685	2,041,375
Other income (expenses)
Change in fair value of derivative liability	-	-	873,767
Interest income	10,517	3,887	743,858
Interest expense	(418,313)	(1,690,551)	(650,813)
Amortization of debt issuance costs	(294,699)	(60,301)	(1,691,609)
Government grant	9,345	-	1,439,208
Other income, net	1,521,887	265,429	101,520
Gain (loss) on disposal of subsidiaries	1,901,693	(3,941,657)	-
Total other income (expenses), net	2,730,430	(5,423,193)	815,931

(Loss) income before income taxes	(53,385,946)	(4,627,508)	2,857,306
Income tax expense	(42)	(264)	(313,493)
Net (loss) income	(53,385,988)	(4,627,772)	2,543,813
Less: Net (loss) income attributable to non-controlling interest	(287,339)	26,907	-
Net (loss) income attributable to Farmmi, Inc.	$(53,098,649)	$(4,654,679)	$2,543,813

Comprehensive (loss) income
Net (loss) income	$(53,098,649)	$(4,654,679)	$2,543,813
Foreign currency translation	(3,649,061)	10,751,380	(4,281,978)
Comprehensive (loss) income attributable to Farmmi, Inc.	$(56,747,710)	$6,096,701	$(1,738,165)

Weighted average number of ordinary shares
Basic	1,836,043	590,694	302,410
Diluted	1,836,043	590,694	704,406
(Loss) earnings per ordinary share
Basic	$(28.92)	$(7.88)	$8.41
Diluted	$(28.92)	$(7.88)	$3.61

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended September 30, 2025, 2024, and 2023

	Ordinary shares		Additional Paid in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Farmmi Inc,'s Shareholders'	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Deficits)	Income (loss)	Equity	Interest	Equity
Balance as of September 30, 2022	249,063	$597,751	$152,162,582	$1,153,813	$14,903,491	$(14,133,546)	$154,684,091	-	$154,684,091
Issuance of ordinary shares, net	219,298	526,315	7,403,685	-	-	-	7,930,000	-	7,930,000
Issuance of ordinary shares for promissory notes redemption	39,511	94,826	1,005,174	-	-	-	1,100,000	-	1,100,000
Reverse share-split adjustment	(39)	(94)	94	-	-	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(4,281,978)	(4,281,978)	-	(4,281,978)
Net income for the year	-	-	-	-	2,543,813	-	2,543,813	-	2,543,813
Statutory reserve	-	-	-	541,816	(541,816)	-	-	-	-
Balance as of September 30, 2023	507,833	$1,218,798	$160,571,535	$1,695,629	$16,905,488	$(18,415,524)	$161,975,926	-	$161,975,926
Issuance of ordinary shares for promissory notes redemption	96,167	230,801	923,199	-	-	-	1,154,000	-	1,154,000
Reverse share-split adjustment	(191)	(458)	458	-	-	-	-	-	-
Issuance of ordinary shares, net	286,097	686,633	76,070	-	-	-	762,703	-	762,703
Foreign currency translation gain	-	-	-	-	-	10,751,380	10,751,380	-	10,751,380
Disposal of subsidiaries	-	-	-	(998,186)	998,186	-	-	-	-
Net (loss) income for the year	-	-	-	-	(4,654,679)	-	(4,654,679)	26,907	(4,627,772)
Balance as of September 30, 2024	889,906	$2,135,774	$161,571,262	$697,443	$13,248,995	$(7,664,144)	$169,989,330	$26,907	$170,016,237
Issuance of ordinary shares for promissory notes redemption	100,182	240,437	3,847	-	-	-	244,284	-	244,284
Issuance of ordinary shares for warrants exercised	325,825	781,980	-	-	-	-	781,980	-	781,980
Issuance of ordinary shares, net	4,166,667	10,000,001	(150,001)	-	-	-	9,850,000	-	9,850,000
Reverse share-split adjustment	(706)	(1,694)	1,694	-	-	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(3,649,061)	(3,649,061)	-	(3,649,061)
Disposal of subsidiaries	-	-	-	(10,270)	10,270	-	-	-	-
Net loss for the year	-	-	-	-	(53,098,649)	-	(53,098,649)	(287,339)	(53,385,988)
Balance as of September 30, 2025	5,481,874	$13,156,498	$161,426,802	$687,173	$(39,839,384)	$(11,313,205)	$124,117,884	$(260,432)	$123,857,452

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities
Net (loss) income	$(53,385,988)	$(4,627,772)	2,543,813
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Changes in allowances - accounts receivable	34,352,880	280,158	7,915
Changes in allowances - advances to suppliers	9,994,385	(3,217)	-
Changes in allowances - inventories	(8,088)	3,933	(40,963)
Changes in allowances - other current assets	676,460	-	-
Changes in allowances - due from related parties	96,754	-	-
Changes in allowances - long-term investment	-	137,786	92,944
Changes in impairment- biological assets	8,868,597	-	-
Depreciation	14,382	11,121	26,870
Amortization of operating lease right-of-use assets	3,062,366	364,301	45,473
Loss on short-term investment	-	-	5,870
Loss on disposal of property and equipment	-	-	124
(Gain) loss from disposal of subsidiaries	(1,901,693)	3,941,657	(5,592)
Amortization of debt issuance costs	294,699	60,301	1,691,609
Interest expenses for promissory note redemption	94,166	1,404,229	-
Amortization of biological assets	212,412	213,240	217,207
Deferred income tax provision	-	-	164,600
Change in fair value of derivative liability	-	-	(873,767)
Changes in operating assets and liabilities:
Accounts receivable, net	(15,950,605)	(10,553,909)	(9,045,179)
Advances to suppliers, net	62,838,313	(9,327,123)	(71,298,597)
Note receivable	-	-	3,558,349
Inventories, net	3,714,122	(1,401,002)	(3,272,753)
Other current assets	1,181,680	(318,052)	(222,440)
Other non-current assets - security deposits	(877,272)	(1,000,000)	-
Accounts payable	841,728	3,006,640	946,285
Operating lease liabilities	(3,066,268)	(359,177)	(63,467)
Other current liabilities	1,408,795	937,330	(232,463)
Other non-current liabilities	-	454,025	-
Net cash provided by (used in) operating activities	52,461,825	(16,775,531)	(75,754,162)

Cash flows from investing activities
Purchase of property, plant and equipment	(16,667)	(29,450)	(314)
Short-term deposits	-	-	35,444,402
Proceeds from disposal of subsidiaries, net of cash	(60,538)	2,097,809	12,998
Cash paid for investment	(59,625,500)	-	(7,088,880)
Other receivables	-	-	7,504,211
Advances to related parties	-	-	(7,096)
Repayment of advances to related party	-	-	30,872
Net cash (used in) provided by investing activities	(59,702,705)	2,068,359	35,896,193

Cash flows from financing activities
Proceeds from promissory notes	-	5,000,000	-
Repayment of promissory notes	(2,586,986)	(130,000)	-
Repayment of convertible promissory notes	-	(6,050,625)	-
Borrowings from a third party loan	4,439,900	2,184,592	-
Repayment of a third party loan	(4,807,712)	(7,000)	-
Repayment of bank acceptance notes payable	-	-	(12,491)
Proceed from issuance of ordinary shares for warrants exercised	781,980	-	-
Proceed from issuance of ordinary shares, net	9,850,000	762,703	7,930,000
Borrowing from bank loans	-	-	4,779,323
Repayments of bank loans	-	(164,719)	(1,688,040)
Repayment of advances from related parties	(115,200)	(482,807)	-
Proceeds from advances from related parties	-	715,226	9,150
Net cash provided by (used in) financing activities	7,561,982	1,827,370	11,017,942

Effect of exchange rate changes on cash	(3,526)	576,589	462,261
Net increase (decrease) in cash	317,576	(12,303,213)	(28,377,766)
Cash and restricted cash, beginning of year	486,522	12,789,735	41,167,501
Cash and restricted cash, end of year	$804,098	$486,522	$12,789,735

Representing:
Cash, end of year	$803,477	$486,522	$12,789,735
Restricted cash, end of year	621	-	-
Total cash and restricted cash, end of year	$804,098	$486,522	$12,789,735

Supplemental disclosure information:
Income taxes paid	-	$1,213	$67,572
Interest paid	$288,402	$65,556	$165,179

Non-cash investing activities
Note receivable for refund due from cancelled investment	$59,625,500	-	-

Non-cash financing activities
Right-of-use assets obtained in exchange for operating lease obligations	$13,221,424	$7,268,186	$2,888
Issuance of ordinary shares for promissory notes redemption	$244,284	$1,154,000	$1,100,000
Interest expenses for promissory note redemption	$94,166	$1,328,630	$1,691,609

The accompanying notes are an integral part of these consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and nature of business

Farmmi, Inc. (“FAMI” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FAMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, which in turn owns 100% equity interest in Zhejiang Suyuan Agricultural Technology Co., Ltd (“Zhejiang Suyuan Agricultural”), Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Farmmi (Hangzhou) Health Development Co., Ltd (“Farmmi Heath Development”), and these subsidiaries were established under the laws of the People’s Republic of China (“PRC” or “China”). Also, FAMI owns 100% equity interest in Farmmi USA Inc (“Farmmi USA”), which was established under the laws of the State of California.

Farmmi Enterprise owns 100% equity interest in Zhejiang Farmmi Ecological Agriculture Technology Co., Ltd (“Farmmi Eco Agri”). Farmmi Eco Agri owns 100% equity interests in Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”), Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”), Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. (“Farmmi Supply Chain”), Ningbo Farmmi Baitong Trade Co., Ltd (“Ningbo Farmmi Trade”) and Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”).

Farmmi Supply Chain owns 100% equity interest in Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd (“Jiangxi Xiangbo”) and Guoning Zhonghao (Ningbo) Trading Co., Ltd. (“Guoning Zhonghao”). Jiangxi Xiangbo owns 100% equity interest in Yudu County Yada Forestry Co., Ltd. (“Yudu Yada”).

Farmmi Health Development owns 100% equity interest in Zhejiang Farmmi Healthcare Technology Co., Ltd (“Farmmi Healthcare”). Farmmi Healthcare and Farmmi Health Development own 95% and 5% of the equity interests in Zhejiang Yitang Medical Service Co., Ltd. (“Yitang Mediservice”), respectively. Yitang Mediservice owns 100% interest in Zhejiang Yiting Medical Technology Co., Ltd. (“Yiting Meditech”).

On July 13, 2022, Farmmi Canada Inc. (Farmmi Canada) was established under the laws of Canada. Farmmi Inc. owns 100% of the equity interest in Farmmi Canada. Farmmi Canada was dissolved on December 31, 2024.

On July 23, 2024, SuppChains Group Inc (“SuppChains”) was established under the laws of the State of California. Farmmi USA owns 75% equity of SuppChains.

On October 31, 2024, Suppchains Transport Inc (“Suppchains Transport”) was established under the laws of the State of California. SuppChains owns 100% equity of SuppChains Transport.

On November 4, 2024, Zhejiang Famimi Biotechnology Co., Ltd (“Famimi Biotech”) was established under the laws of PRC, where Zhejiang Suyuan Agricultural owns 95% and Farmmi E-Commerce owns 5% of Famimi Biotech, respectively.

In March 2025, the Company internally reorganized its subsidiaries. After reorganization, Yitang Mediservice owns 100% interest in Jiangxi Xiangbo, Guoning Zhonghao and Ningbo Farmmi Trade.

On March 31, 2025, an agreement was signed to divest 100% interest in Farmmi Food and Farmmi Supply Chain to a third party for a total cash consideration of RMB20,000 ($2,754).

In June 2025, agreements were signed to divest 100% interest in Farmmi Biotech, Guoning Zhonghao and Ningbo Farmmi Trade to third parties for a total cash consideration of RMB10,000 ($1,405), RMB10,000 ($1,405), and RMB5,000 ($702), respectively.

On August 6, 2025, Suppchains Oak Inc (“Suppchains Oak”) was established under the laws of the State of New Jersey, the United States of America. Suppchains Transport owns 100% equity of Suppchains Oak.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and nature of business (Continued)

As of September 30, 2025, details of the subsidiaries of FAMI are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal activities
FAMI	July 28, 2015	Cayman	Parent	Holding company
Farmmi International	August 20, 2015	Hong Kong	100%	Holding company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100%	Holding company
Farmmi Health Development	September 17, 2021	Zhejiang, China	100%	Holding company
Zhejiang Suyuan Agricultural	July 25, 2022	Zhejiang, China	100%	Holding company
Farmmi Eco Agri	May 27, 2022	Zhejiang, China	100%	Agriculture products
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	100%	Agriculture products
Farmmi Healthcare	September 18, 2021	Zhejiang, China	100%	Medical health
Yitang Mediservice	September 7, 2021	Zhejiang, China	100%	Medical services
Yiting Meditech	September 17, 2021	Zhejiang, China	100%	Medical technology
Jiangxi Xiangbo	June 18, 2021	Jiangxi, China	100%	Holding company
Yudu Yada	November 10, 2010	Jiangxi, China	100%	Forestry development
Farmmi USA	April 20, 2023	California, USA	100%	Agriculture products
SuppChains	July 23, 2024	California, USA	75%	Trading
Suppchains Transport	October 31, 2024	California, USA	100%	Trading
Suppchains Oak	August 6, 2025	New Jersey, USA	100%	Trading

FAMI through its subsidiaries (herein collectively referred to as the “Company”) are principally engaged in processing, distributing, and trading dried Shiitake mushrooms, Mu Er (also known as Auricularia heimuer or black ear fungus), other edible fungi, other agricultural products trading business (e.g., tapioca, corn, cotton, and cornstarch), and logistic services.

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the impairment of long-term investments and right-of-use assets, the useful lives of biological assets and property and equipment, and the valuation of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in the People’s Republic of China and the United States of America. Cash maintained in banks within the PRC of less than RMB 0.5 million (equivalent to $70,235) per bank are covered by "deposit insurance regulation" promulgated by the State Council of the People’s Republic of China. Cash maintained with U.S. financial institutions of less than $250,000 are covered by the Federal Deposit Insurance Corporation or other programs.

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

Equity investment without readily determinable fair value measured at Measurement Alternative

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

As of September 30, 2025, and 2024, the Company evaluated its investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies’ financial performance and near-term prospects. Based on the evaluation, the company’s long-term investments are not impaired.

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

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in ordinary shares or in-substance ordinary shares are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

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

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of September 30, 2025, and 2024, impairment for long-term investments was approximately $0.2 million and $0.2 million, respectively.

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

Revenue recognition

The Company follows ASU 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligation(s) in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligation(s) in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s principal businesses are (i) processing, distributing, and trading dried Shiitake mushrooms, Mu Er (also known as Auricularia heimuer or black ear fungus), other edible fungi, and other agricultural products (e.g., tapioca, corn, cotton, and cornstarch), and (ii) providing warehousing and logistics services (including operation services, outbound delivery services, storage services, and special work order services).

Revenue from trading and sales of agricultural products (including dried Shiitake mushrooms, Mu Er, and other edible fungi), operation services, and special work order services

The Company enters into contracts with customers as a principal and primary obligator and has the discretion to determine prices and vendors. Each contract contains one performance obligation, which is transferring the product(s) or service(s) to the Company’s customer in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, the Company requires certain customers to pay in advance or offers a credit term within six months for business customers with good credit worthiness. The Company recognizes revenue at the point in time when the control of the product(s) or service(s) has been transferred to the customer. The transfer of control is considered complete when the product(s) or service(s) have been accepted and received by the customer.

Revenue from outbound delivery and storage services

The Company enters into contracts with customers as a principal and primary obligator and has the discretion to determine prices and vendors. Outbound delivery and storage services are considered distinct services that are recognized over time when the performance obligations have been provided. Outbound delivery services are performed by the Company for the customers generally from shipment pickup to delivery. Storage services are recognized over the duration of the storage contractual period.

Contract balances and remaining performance obligations

The Company’s contract liabilities primarily include advances from customers. As of September 30, 2025 and 2024, contract liabilities were approximately $0.6 million and $22,607, respectively, and are included in other current liabilities on the consolidated balance sheets. For the fiscal years ended September 30, 2025, 2024, and 2023, there were no revenues recognized from performance obligations related to prior periods.

Refer to Note 17 - Segment reporting for details of revenue segregation.

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

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 2025, 2024, and 2023:

Years Ended September 30,	2025	2024	2023
Net (loss) income available for ordinary shareholders (A)	$(53,098,649)	$(4,654,679)	$2,543,813
Weighted average outstanding ordinary shares (B)
- basic	1,836,043	590,694	302,410
- potentially dilutive shares from convertible promissory notes	-	-	401,996
- diluted	1,836,043	590,694	704,406

(Loss) earnings per ordinary share - basic (A/B)	$(28.92)	$(2.54)	$0.70

(Loss) earnings per ordinary share - diluted (A/B)	$(28.92)	$(2.54)	$0.30

Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share for the years ended September 30, 2025, 2024, and 2023 are as follows:

Years Ended September 30,	2025	2024	2023
Warrants to purchase ordinary shares	9,080,374	1,072,865	-
Potentially dilutive shares from promissory notes	41,718	-	-

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to suppliers, other current assets, due from a related party, remaining acquisition consideration payable, promissory notes, accounts payable, due to related parties, operating lease liabilities - current, and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer term long-term loans and operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

Debt issuance costs and debt discounts

The Company may record debt issuance costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash or equity (such as issuance of ordinary shares). These costs are amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity, a proportionate share of the unamortized amounts is immediately expensed.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, and advances to suppliers. As of September 30, 2025 and 2024, $30,502 and $0.07 million, respectively, of the Company’s cash is maintained in banks within the People’s Republic of China, of which deposits of RMB0.5 million (equivalent to $70,235) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. As of September 30, 2025 and 2024, cash balances of $772,975 and $414,737, respectively, were maintained at U.S. financial institutions and each U.S. account was insured by the Federal Deposit Insurance Corporation or other programs subject to $250,000 limitations. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. As of September 30, 2025 and 2024, the Company did not have any impairment loss for its operating lease right-of-use assets.

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

The exchange rates in effect as of September 30, 2025 and 2024 for US$1 were RMB 7.1190 and RMB 7.0176, respectively. The average exchange rates for the years ended September 30, 2025, 2024, and 2023, for US$1 were RMB 7.2125, RMB 7.2043, and RMB 7.0533, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $81,704, $88,649, and $60,204 for the years ended September 30, 2025, 2024, and 2023, respectively.

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

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2025, and 2024. As of September 30, 2025, the tax years ended December 31, 2015 through December 31, 2023 for the Company’s subsidiaries remain open for statutory examination by PRC, and USA tax authorities.

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

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU may be applied either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. This ASU is effective for fiscal years beginning after December 15, 2025 and interim reporting periods within those annual reporting periods, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40),which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which revised current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a VIE that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update require that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period.

In May 2025, the FASB issued ASU 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), Clarifications to Share-Based Consideration Payable to a Customer, which revised the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. Although it is expected that entities will conclude that fewer awards contain service conditions, for those that are determined to have service conditions, the amendments in this Update eliminate the policy election permitting a grantor to account for forfeitures as they occur. Therefore, when measuring share-based consideration payable to a customer that has a service condition, the grantor is required to estimate the number of forfeitures expected to occur. Separate policy elections for forfeitures remain available for share-based payment awards with service conditions granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this Update clarify that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor. Finally, the amendments in this Update clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. Therefore, a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. Collectively, these changes improve the decision usefulness of a grantor’s financial statements, improve the operability of the guidance, and reduce diversity in practice for accounting for share-based consideration payable to a customer. Under the amendments in this Update, revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest. This is expected to result in estimates of the transaction price that better reflect the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer and, therefore, more decision-useful financial reporting.

The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. The amendments in this Update permit a grantor to apply the new guidance on either a modified retrospective or a retrospective basis. When applying the amendments in this Update on a modified retrospective basis, a grantor should recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of 4 equity or net assets in the statement of financial position) as of the beginning of the period of adoption and should not recast any financial statement information before the period of adoption. A grantor should apply the amendments as of the date of initial application to all share-based consideration payable to a customer. When applying the amendments in this Update on a retrospective basis, a grantor should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest period presented. Additionally, an entity that elects to apply the guidance retrospectively should use the actual outcome, if known, of a performance condition or service condition as of the beginning of the annual reporting period of adoption for all prior-period estimates. If actual outcomes are unknown as of the beginning of the annual reporting period of adoption, an entity should use its estimate of the probability of achieving a service condition or performance condition as of the beginning of the annual reporting period of adoption for all prior-period estimates.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (Continued)

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05)”, simplifies credit loss calculations by introducing a practical expedient (available to all entities) that allows entities to assume current conditions won’t change over an asset’s life, removing the need for complex macroeconomic forecasts. Additionally, a new accounting policy election (for non-public business entities) allows these entities to consider post-balance sheet collection activity to estimate expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. Early adoptions is permitted. The Company’s management does not believe the adoption of ASU 2025-05 will have a material impact on its financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software”, the amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1. Management has authorized and committed to funding the software project. 2. It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software (referred to as “significant development uncertainty”). The two factors to consider in determining whether there is significant development uncertainty are whether: 1. The software being developed has technological innovations or novel, unique, or unproven functions or features, and the uncertainty related to those technological innovations, functions, or features, if identified, has not been resolved through coding and testing. 2. The entity has determined what it needs the software to do (for example, functions or features), including whether the entity has identified or continues to substantially revise the software’s significant performance requirements. The amendments in this Update specify that the disclosures in Subtopic 360- 10, Property, Plant, and Equipment—Overall, are required for all capitalized internal-use software costs, regardless of how those costs are presented in the financial statements. Additionally, the amendments clarify that the intangibles disclosures in paragraphs 350-30-50-1 through 50-3 are not required for capitalized internal-use software costs. Furthermore, the amendments in this Update supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs from Subtopic 350-50 into Subtopic 350-40. 4 within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The amendments in this Update permit an entity to apply the new guidance using any of the following transition approaches: 1. A prospective transition approach 2. A modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption 3. A retrospective transition approach. Under a prospective transition approach, an entity should apply the amendments in this Update to new software costs incurred as of the beginning of the period of adoption for all projects, including in-process projects. Under a modified transition approach, an entity should apply the amendments in this Update on a prospective basis to new software costs incurred (for all projects, including costs incurred for in-process projects), except for in-process projects that, as of the date of adoption, the entity determines do not meet the capitalization requirements under the amendments but meet the capitalization requirements under current guidance. For those in-process projects, an entity should derecognize any capitalized costs through a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the date of adoption. Under a retrospective transition approach, an entity should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the first period presented.

In September 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) - Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”, the amendments in this Update exclude from derivative accounting nonexchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. However, this scope exception does not apply to (1) variables based on a market rate, market price, or market index, (2) variables based on the price or performance of a financial asset or financial liability of one of the parties to the contract, (3) contracts (or features) involving the issuer’s own equity that are evaluated under the guidance in Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and (4) call options and put options on debt instruments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption. If an entity applies the modified retrospective transition method described in the preceding paragraph, upon adoption the entity may elect on an instrument by-instrument basis to (1) measure contracts previously accounted for as derivatives that are no longer accounted for as derivatives in their entirety under the amendments in this Update at fair value with changes in fair value recognized in earnings and (2) stop applying the fair value option for contracts that contained embedded features that otherwise would have been bifurcated but are no longer accounted for as derivatives under the amendments in this Update.

The amendments in this Update clarify that an entity should apply the guidance in Topic 606, including the guidance on noncash consideration in paragraphs 606-10-32-21 through 32-24, to a contract with share-based noncash consideration (for example, shares, share options, or other equity instruments) from a customer for the transfer of goods or services. The guidance in other Topics (including Topic 815 on derivatives and hedging and Topic 321 on equity securities) does not apply to share-based noncash consideration from a customer for the transfer of goods or services unless and until the entity’s right to receive or retain the share-based noncash consideration is unconditional under Topic 606. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption, including modified contracts accounted for as separate contracts in accordance with paragraph 606-10-25-12, or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326) Purchased Loans”, the amendments in this update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned” (defined below) are purchased seasoned loans and accounted for using the gross-up approach at acquisition. Specifically, after an entity determines that a loan is a non-PCD asset based on its assessment of credit deterioration experienced since origination, the entity should apply the guidance described in the amendments to determine whether the loan is seasoned and, therefore, should be accounted for using the gross-up approach. All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim reporting period, it should apply the amendments as of the beginning of that interim reporting period or the beginning of the annual reporting period that includes that interim reporting period.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815) Hedge Accounting Improvements”, Issue 1: Similar Risk Assessment for Cash Flow Hedges - the amendments in this Update expand the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge by changing the requirement to designate a group of individual forecasted transactions from having a shared risk exposure to having a similar risk exposure. Entities are required to assess risk similarity both at hedge inception and on an ongoing basis. The amendments also clarify that a group of individual forecasted transactions can be considered to have a similar risk exposure if the derivative used as the hedging instrument is highly effective against each hedged risk in the group. In addition, in some cases, entities are permitted to perform an ongoing qualitative assessment of whether a group of individual forecasted transactions has a similar risk exposure. The amendments in this Update improve GAAP by expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions, thereby enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions. Entities that aggregate larger groups of individual forecasted transactions in accordance with the amendments can achieve hedge accounting in a more efficient, cost-effective manner while reducing the risk of missed forecasts for highly effective economic hedges. Furthermore, the amendments improve operability and foster consistent application of the similar risk assessment. Therefore, an entity’s financial statements can provide more relevant information to investors about the entity’s risk management activities related to cash flow hedges of groups of forecasted transactions. 4 The amendments in this Update improve GAAP because the application of hedge accounting will not be limited by whether the execution of the nonfinancial purchase or sale transaction is in the spot or forward market. Relative to current GAAP, which limits designation of nonfinancial components to those that are contractually specified, a model based on the clearly-and-closely-related criteria permits hedge accounting for eligible components of forecasted spot-market transactions, forward-market transactions, and subcomponents of explicitly referenced components in an agreement’s pricing formula. Furthermore, the amendments also may enable entities to reduce missed forecasts for highly effective economic hedges, more closely aligning hedge accounting with the economics of entities’ risk management activities. The amendments in this Update also clarify that entities may designate a variable price component in a contract that is accounted for as a derivative as the hedged risk if all other hedge criteria are satisfied. That clarification improves GAAP because it resolves diversity in practice about whether hedge accounting may be applied in those situations and allows hedge accounting to be applied to highly effective economic hedges. Issue 4: Net Written Options as Hedging Instruments The amendments in this Update on the use of net written options as hedging instruments improve GAAP by updating the hedge accounting guidance to accommodate differences in the loan and swap markets that developed after the cessation of the London Interbank Offered Rate. Specifically, the amendments in this Update eliminate the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk. Issue 5: Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge) The amendments in this Update eliminate the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). The amendments require that an entity exclude the debt instrument’s fair value hedge basis adjustment from the net 5 investment hedge effectiveness assessment. As a result, an entity immediately recognizes in earnings the gains and losses from the remeasurement of the debt instrument’s fair value hedge basis adjustment at the spot exchange rate. Entities are prohibited from applying this guidance by analogy to other circumstances. The amendments in this Update improve GAAP by enabling entities that utilize dual hedging strategies to reflect the economic offset of changes attributable to both interest rate risk and foreign exchange risk. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. For entities other than public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted on any date on or after the issuance of this Update. Entities should apply the amendments in this Update on a prospective basis for all hedging relationships. An entity may elect to adopt the amendments in this Update for hedging relationships that exist as of the date of adoption. Upon adoption of the amendments in this Update, entities are permitted to modify certain critical terms of certain existing hedging relationships without dedesignating the hedge.

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832) Accounting for Government Grants Received by Business Entities”, The amendments in this Update establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. A grant related to an asset is a government grant, or part of a government grant, that is conditioned on the purchase, construction, or acquisition of an asset (for example, a long-lived asset or inventory). A grant related to income is a government grant, or part of a government grant, other than a grant related to an asset (for example, a grant that reimburses a business entity for operating expenses). The amendments in this Update require that a government grant received by a business entity should not be recognized until: 1. It is probable that (a) a business entity will comply with the conditions attached to the grant and (b) the grant will be received. 2. A business entity meets the recognition guidance for a grant related to an asset or a grant related to income. 3 The amendments in this Update require that a grant related to an asset be recognized on the balance sheet as a business entity incurs the related costs for which the grant is intended to compensate, either as: 1. Deferred income (the deferred income approach) 2. An adjustment to the cost basis in determining the carrying amount of the asset (the cost accumulation approach). A grant related to income and a grant related to an asset for which the deferred income approach is elected should be recognized in earnings on a systematic and rational basis over the periods in which a business entity recognizes as expenses the costs for which the grant is intended to compensate. When a business entity elects the cost accumulation approach for a grant related to an asset, there is no separate subsequent recognition of the government grant proceeds in earnings. The carrying amount of the asset that reflects the government grant proceeds would be used to determine depreciation or other subsequent accounting for that asset. The amendments in this Update require that a business entity present a grant related to income and a grant related to an asset for which the deferred income approach is elected as part of earnings either (1) separately under a general heading such as other income or (2) deducted from the related expense. In addition, the amendments in this Update require, consistent with current disclosure requirements, that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. Under a modified prospective approach, prior-period results should not be restated and there is no cumulative-effect adjustment. 2. A modified retrospective approach to both: a. Government grants that are entered into on or after the beginning of the earliest period presented b. Government grants that are not complete as of the beginning of the earliest period presented. A government grant is complete when substantially all of the government grant proceeds have been recognized before the beginning of the earliest period presented. Under a modified retrospective approach, all prior period results should be restated for government grants that are not complete as of the beginning of the earliest period presented through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented. 3. A retrospective approach to all government grants through a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements”, the amendments in this Update clarify interim disclosure requirements and the applicability of Topic 270. The amendments in this Update result in a comprehensive list of interim disclosures that are required by GAAP. In developing the list of disclosures required by other Topics, the Board focused on identifying the interim disclosures that are currently required under GAAP. The objective of the amendments is to provide clarity about the current requirements, rather than evaluate whether to expand or reduce interim disclosure requirements. The amendments in this Update also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The intent of the disclosure principle, which is modeled after a previous SEC disclosure requirement, is to help entities determine whether disclosures not specified in Topic 270 should be provided in interim reporting periods. The amendments in this Update also clarify the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The Board expects that these clarifications will enhance consistency in interim reporting for all entities. The Board considers the amendments in this Update to be necessary to reflect the development of interim reporting over time. The amendments in this Update are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted for all entities. The amendments in this Update can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”, thirty-three issues are addressed in this Update. Generally, the amendments in this Update are not intended to result in significant changes for most entities. However, the Board recognizes that changes to guidance may result in accounting changes for some entities. Therefore, the Board is providing transition guidance for the amendments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: 1. Prospectively to all transactions recognized on or after the date that the entity first applies the amendments 2. Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis. For example, it may apply certain amendments prospectively while applying others retrospectively. For the amendments in this Update to Topic 260 (that is, Issue 4), an entity should apply the amendments retrospectively to each prior reporting period presented in the period of adoption.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.

Note 3 - Accounts receivable, net

Accounts receivable from the Company consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024

Accounts receivable	$47,284,561	$32,763,352
Less: Allowance for credit losses	(34,189,394)	(302,914)
Accounts receivable, net	$13,095,167	$32,460,438

Allowance for credit losses of $34,189,394 and $302,914 was made for certain accounts receivable as of September 30, 2025 and 2024, respectively. The Company’s accounts receivable primarily include balances due from customers when the Company’s products are sold and delivered to customers.

The movement of allowance for credit losses was as follows:

	For the	For the
	Year Ended	Year Ended
	September 30,	September 30,
	2025	2024
Balance as of beginning of year	$302,914	$7,249
Additions	-	280,158
Reversal	33,451,447	-
Translation adjustments	435,033	15,507
Balance as of end of year	$34,189,394	$302,914

Note 4 - Advances to suppliers, net

Advances to suppliers consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Advances to suppliers:
Lishui Zhelin Trading Co., Ltd	$23,470,221	$33,994,029
Qingyuan Nongbang Mushroom Industry Co., Ltd	16,848,007	18,579,142
Jingning Liannong Trading Co., Ltd	16,092,973	24,023,751
Zhongjin Boda (Hangzhou) Industrial Co., Ltd	-	24,224,806
Ningbo Runcai Supply Chain Management Co., Ltd	-	21,214,781
Others	19,153	91,252
Total	$56,430,354	$122,127,761
Less: Allowance for credit losses	(10,125,650)	-
Advances to suppliers, net	$46,304,704	$122,127,761

The movement of allowance for credit losses was as follows:

	For the	For the
	Year Ended	Year Ended
	September 30,	September 30,
	2025	2024
Balance as of beginning of year	-	$3,176
Additions	9,994,385	-
Reversal	-	(3,217)
Translation adjustments	131,265	41
Balance as of end of year	$10,125,650	-

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

On August 5, 2023, the Company signed an agricultural product framework agreement with Zhongjin Boda (Hangzhou) Industrial Co., Ltd (“Zhongjin Boda”), mainly for the purchase of agricultural products such as corn, cotton, soybeans, etc. The agreement was signed for a period of 2 years. Zhongjin Boda used to be a large supplier of the Company and had sufficient capacity to supply goods. In April 2025, the advance to Zhongjin Boda was fully refunded to the Company and was used as part of the cash consideration to acquire 45% equity of Ewayforest Group Limited.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Advances to suppliers, net (Continued)

On August 25, 2023, the Company signed an agricultural product framework agreement with Ningbo Runcai Supply Chain Management Co., Ltd (“Ningbo Runcai”), mainly for the purchase of agricultural products such as red dates and corn. The agreement was signed for a period of two years. Ningbo Runcai is located in Ningbo, the largest port city in Zhejiang Province, and has abundant sources of goods that can meet the Company's procurement needs for supply. In May 2025, the advance to Ningbo Runcai was fully refunded to the Company and was used as part of the cash consideration to acquire 45% equity of Ewayforest Group Limited.

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

In December 2024, the Company signed termination contracts with two major agricultural product suppliers, Ningbo Runcai and Zhongjin Boda, agreeing that the advances to suppliers have been gradually recovered before May 31, 2025. As of September 30, 2025 and 2024, advances to Ningbo Runcai was nil and $21.2 million, and advances to Zhongjin Boda was nil and $24.2 million, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Note receivable

On February 28, 2025, Farmmi International Limited (“Farmmi International” or the “Buyer”), a wholly-owned subsidiary of Farmmi, Inc. (the “Company”), entered into an equity transfer agreement with Malong Limited, a Hong Kong company (the “Seller”) to acquire 45% equity of Ewayforest Group Limited (the “Target”), a Hong Kong company and a wholly owned subsidiary of the Seller. The Target owns 100% of the equity of Lishui Ganglisen Enterprise Management Co., Ltd, a Chinese company, which in turn owns 100% of the equity of Lishui Senbo Forestry Co., Ltd, a Chinese company (“Senbo Forestry”). Senbo Forestry is engaged in forestry management, improvement, planting and product sales. The Target had an appraised value of approximately RMB1.6 billion (approximately $220.2 million) as of December 31, 2024 based on an asset appraisal report issued by an independent third party appraisal firm.

Pursuant to the agreement, Farmmi International would pay a total purchase price of RMB723,324,150 ($99,676,733) for 45% of the Target’s equity (the “Equity”). The parties had agreed that the Buyer would pay $35 million in cash and $35 million in the form of accounts receivable by March 31, 2025, with the remaining purchase price of $29,085,500 to be settled by September 2025. The parties had further agreed the date on which the Seller received the first installment of the purchase price should be deemed the closing date of the transaction. Within one month after receiving the first installment of the purchase price, the Seller should complete the procedures for amending the Target’s articles of association and transferring the Equity. The Target was also required to have a two-member board of directors with one director appointed by each of the Buyer and the Seller. The agreement contains customary representations, warranties and covenants of the Buyer and the Seller, and is subject to certain customary closing conditions. However, due to the inability to obtain the Forest Ownership Certificate, the ownership of the relevant assets could not be confirmed. On September 30, 2025, both parties agreed to terminate the original asset/equity acquisition transaction and reached an agreement regarding the refund of the already paid consideration. The acquisition consideration to be refunded to the Company includes accounts receivable amounting to $35 million, and the cash portion of the consideration amounting to $59,625,500. As of September 30, 2025, accounts receivable of $35 million was reverted to the Company.

Both parties agree that 40% of the cash consideration of $59,625,500, amounting to $23,850,200, shall be refunded by the Seller to the Buyer in a lump sum before January 31, 2026. The Company received $23,850,200 on January 27, 2026.

Both parties agree that 60% of the cash consideration of $59,625,500, totaling $35,775,300, shall be repaid by the Seller in installments to the Buyer. The specific arrangement is as follows:

(1) The repayment period is two (2) years, from February 1, 2026 to January 30, 2028.

(2) Interest is calculated at an annualized rate of 2%, with interest to be paid once per quarter. Interest is calculated on a daily basis based on the specific outstanding balance.

(3) The principal is to be repaid every six months, with the specific time and amount as follows:

From February 1, 2026 to July 30, 2026, a total of no less than 20% shall be returned during this period:

From August 1, 2026 to January 30, 2027, a total of no less than 25% shall be returned;

From February 1, 2027 to July 30, 2027, a total of no less than 25% shall be returned;

From August 1, 2027 to January 30, 2028, the balance to be settled during this period.

Note 6 - Inventories, net

Inventories, net, consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Raw materials	-	$331,311
Packaging materials	-	70,052
Finished goods	1,544,462	5,102,711
Inventory	1,544,462	5,504,074
Less: Allowance for inventory reserve	-	(13,197)
Inventory, net	$1,544,462	$5,490,877

The allowance for inventory reserve was nil and $13,197 as of September 30, 2025 and 2024, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Long-term investments, net

Long-term investments of the Company relate to investment of RMB50 million (approximately $7.1 million) in Shanghai Zhong Jian Yiting Medical Health Technology Partnership (“Partnership”) as a Limited Partner (“LP”) with a third party, Zhong Jian (Lishui) Business Management Co., Ltd., who is a General Partner (“GP”) or the executive partner in the Partnership and GP has decision-making authority in significant financial and operating decisions of the Partnership, and investment of RMB1 million (approximately $0.1 million) in 10% equity of Zhejiang Yili Yuncang Technology Group Co., Ltd

Long-term investments, net of allowance, are as follows:

	As of	As of
	September 30,	September 30,
	2025	2024

Long-term investments	$7,163,928	$7,267,442
Less: Impairment	(231,524)	(234,869)
Total	$6,932,404	$7,032,573

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of September 30, 2025 and 2024, impairment for long-term investments was $231,524 and $234,869, respectively.

Note 8 - Biological assets, net

Biological assets, initially measured at cost and subsequently amortized on a straight-line basis over the terms of the forest right certificates, are as follows:

	As of	As of
	September 30,	September 30,
	2025	2024

Biological assets	$9,832,842	$9,974,920
Accumulated amortization	(847,766)	(641,704)
Sub-total	8,985,076	9,333,216
Less: impairment loss	(8,985,076)	-
Total	-	$9,333,216

Amortization expense was $0.2 million, $0.2 million, and $0.2 million for the years ended September 30, 2025, 2024, and 2023, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Security deposits

Security deposits relate to rental deposits paid to three third-party landlords for leasing warehouse spaces. These leases have expiry dates ranging from September 2026 to January 2031.

Note 10 - Property and equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024

Machinery and equipment	-	$64,938
Transportation equipment	$29,450	29,489
Office equipment	16,672	3,064
Subtotal	46,122	97,491
Accumulated depreciation	(9,342)	(55,198)
Total	$36,780	$42,293

Depreciation expense was $14,382, $11,122, and $26,870 for the years ended September 30, 2025, 2024, and 2023, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Promissory notes

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

For the years ended September 30, 2025, 2024, and 2023, 100,182, 96,167, and 39,511 ordinary shares were issued for the redemption $244,284, $1,154,000, and $1,100,000 of the promissory notes and $2.6 million, $130,000, and nil in cash were paid for the repayment of the promissory notes, respectively. As of September 30, 2025 and 2024, the balance of the promissory notes amounted to approximately $2.5 million and $5.3 million, respectively.

For the years ended September 30, 2025, 2024, and 2023, the interest expense of the promissory notes was $269,091, $493,469 and $445,766, respectively, and the amortization of debt issuance costs was $294,699, $60,301, and $1,691,609, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Long-term loans

Long-term loans consist of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Long-term loans - current portion
Huaneng Guicheng Trust Co., Ltd.	-	$146,296
Zhejiang Mintai Commercial Bank	-	39,276
WeBank Co., Ltd	-	16,833
Total long-term loans - current portion	-	202,405

Long-term loan, non-current portion
Xinmao Group Co., Ltd.	$1,809,780	$2,177,592
Total long-term loan, non-current portion	$1,809,780	$2,177,592

The following table summarizes the loan commencement date, loan maturity date, and the effective annual interest rate of the unsecured long-term loan:

	Loan	Loan	Effective	Loan
As of September 30, 2025	commencement	maturity	interest	amount
Long-term loans, non-current portion	date	date	rate	in USD	Note
Xinmao Group Co., Ltd.	May 1, 2024	April 30, 2027	4.50%	1,809,780	4
Total long-term loans, non-current portion				$1,809,780

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of September 30, 2024	date	date	in RMB	in USD	rate	Note
Secured long-term loans
Long-term loans, current portion
Huaneng Guicheng Trust Co., Ltd.	August 1, 2023	August 1, 2025	525,000	$74,812	16.2%	1
Huaneng Guicheng Trust Co., Ltd.	December 30, 2022	December 28, 2024	501,667	71,484	16.56%	1
Zhejiang Mintai Commercial Bank	August 1, 2023	July 28, 2025	275,625	39,276	14.11%	2
WeBank Co., Ltd	August 1, 2023	July 28, 2025	118,125	16,833	14.11%	3
Total long-term loans, current portion			1,420,417	$202,405
Long-term loans, non-current portion
Xinmao Group Co., Ltd.	May 1, 2024	April 30, 2027		2,177,592	4.50%	4
Total long-term loans, non-current portion				$2,177,592

1.

These loans are guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Agricultural, for up to RMB 3 million ($0.4 million) of the outstanding principal and interest. These loans are in default. Farmmi Supply Chain was divested on March 31, 2025.

2.	The loan is guaranteed by Mr. Dehong Zhang, a legal representative of Farmmi Food, for up to RMB 5 million ($0.7 million). These loans are in default. Farmmi Food was divested on March 31, 2025.
3.	The loan is guaranteed by Mr. Dehong Zhang, a legal representative of Farmmi Food, for up to RMB 5 million ($0.7 million). These loans are in default. Farmmi Food was divested on March 31, 2025.
4.

On January 1, 2024, the Company entered into a revolving loan of $5.0 million with a third party, with a flexible drawdown and repayment terms from May 1, 2024 to April 30, 2027, and with an annual interest of 4.5% per annum.

For the years ended September 30, 2025, 2024, and 2023, the interest expense was $149,222, $215,120, and $205,047 respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Shareholders’ equity

Ordinary shares and warrants

FAMI is a holding company which was incorporated under the laws of the Cayman Islands on July 28, 2015. On May 31, 2022, the Company consolidated its ordinary shares at a ratio of one-for-twenty-five. On September 25, 2023, the Company consolidated its ordinary shares at a ratio of one-for-eight, and, immediately following the share consolidation, the authorized share capital of the Company was increased from $2.5 million divided into 12.5 million ordinary shares of $0.20 par value each to $100 million divided into 500 million ordinary shares of $0.20 par value each by creation of an additional 487.5 million ordinary shares of $0.20 par value each. On March 17, 2025, the Company consolidated its ordinary shares at a ratio of one-for-twelve from $100,000,000 divided into 500,000,000 ordinary shares of a par value of $0.20 each to $100,000,000 divided into 41,666,667 ordinary shares of a par value of $2.40 each, and, immediately following the share consolidation, the authorized share capital of the Company was increased from $100,000,000 to$12,000,000,000, divided into 5,000,000,000 ordinary shares of $2.40 par value each. As a result of the reverse share split, 706, 191, and 39 ordinary shares were cancelled for the years ended September 30, 2025, 2024, and 2023, respectively.

For the year ended September 30, 2023, the Company issued 21,052,632 ordinary shares at $0.38 per ordinary share for a net proceed of $7.9 million in July 2023. After share consolidation in September 2023, and March 2025, the issuance of 21,052,632 ordinary shares was retrospectively adjusted to 2,631,579, and to 219,298 ordinary shares, respectively.

For the year ended September 30, 2024, the Company issued 3,433,167 (or 286,097 after reverse share split) ordinary shares at $0.30 per ordinary share for a net proceed of $0.8 million in August 2024.

For the year ended September 30, 2025, the Company issued 4,166,667 ordinary shares at $2.40 per share for a net proceed of $9.85 million.

Warrants

2024 warrants - Series A

On August 22, 2024, Farmmi and certain institutional purchasers entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such purchasers an aggregate of 3,433,167 ordinary shares, par value $0.20 per share, in a registered direct offering and Series A warrants to purchase up to 3,433,167 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $1.03 million before deducting the placement agent’s fees and other estimated offering expenses. In connection with this offering, on August 26, 2024, 3,433,167 warrants were issued with an exercise price of $0.75, exercisable immediately, which expire five years after their issuance date on August 26, 2024 (i.e., August 25, 2029). On December 6, 2024, the warrant was adjusted to an exercise price of $0.20 (or $2.40 after adjusted for the effect of the reverse share split) and, correspondingly, the number of warrants adjusted to 12,874,377 (or 1,072,865 after adjusted for the effect of the reverse share split). As of September 30, 2025, 325,825 warrants were exercised for proceeds of $781,980. As of September 30, 2024, no warrant was exercised. As of September 30, 2025 and 2024, 747,040 and 1,072,865 warrants, respectively, were outstanding, out-of-money and antidilutive.

2025 warrants - Series C

On August 4, 2025, the Company entered into a definitive securities purchase agreement, (the "Purchase Agreement") with certain accredited investors (“Selling Shareholders”), pursuant to which the Company offered to sell to the Selling Shareholders an aggregate of 4,166,667 Ordinary Shares, par value $2.4 per share, of the Company and Series C warrants to purchase up to 8,333,334 Ordinary Shares in a private placement for gross proceeds of $10.0 million (the “August 2025 PIPE”). The Offering closed on August 6, 2025. The Warrants are exercisable immediately following issuance at an initial exercise price of $2.40 per ordinary share and expire 3 years from the date of issuance. The exercise price and the number of ordinary shares issuable upon the exercise of the Warrants, or the Warrant Shares, are subject to adjustment upon the occurrence of certain events, including stock dividends or share splits, business combination, other recapitalization transactions or similar transactions. Upon such reset of the exercise price, the number of Warrant Shares will be proportionately increased such that the aggregate exercise price payable for the adjusted number of Warrant Shares will be the same as the aggregate exercise price on the date of issuance for the Warrant Shares then outstanding. In addition, subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Warrant, subject to the prior written consent of the Holder, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company. As of September 30, 2025, no warrant was exercised. As of September 30, 2025, 8,333,334 warrants were outstanding, out-of-money and antidilutive.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the warrants issued, outstanding, and expired as of and for the years ended, September 30, 2025 and 2024.

		Exercised
	Warrants	price
Warrants outstanding, as of September 30, 2023	-	-
Issued	1,072,865	$2.40
Exercised	-	-
Expired	-	-
Warrants outstanding, as of September 30, 2024	1,072,865	$2.40
Issued	8,333,334	$2.40
Exercised	(325,825)	$2.40
Expired	-	-
Warrants outstanding, as of September 30, 2025	9,080,374	$2.40
Warrants exercisable, as of September 30, 2025	9,080,374	$2.40

			Remaining
	Warrant	Exercise	contractual
Warrants Outstanding as of September 30, 2025	exercisable	price	life
2024 warrants - Series A	747,040	$2.40	3.9 years
2025 warrants - Series C	8,333,334	$2.40	2.8 years

Issuance of ordinary shares for promissory notes redemption

For the years ended September 30, 2025, 2024, and 2023, 100,182, 96,167, and 39,511 ordinary shares, respectively, were issued for the redemption of $244,284, $1.2 million, and $1.1 million promissory notes, respectively.

Share incentive plan

The Company established a pool for shares and share options for employees. This pool contains shares and options to purchase 1,168,000 (or 5,840 after reverse share split) ordinary shares, equal to 10% of the number of ordinary shares outstanding at the conclusion of the initial public offering. Subject to approval by the Compensation Committee of our Board of Directors, the Company may grant shares or options in any percentage determined for a particular grant. Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of ordinary shares on the date of grant. 596,600 (or 2,983 after reverse share split) ordinary shares were granted in March 2011. As of September 30, 2025 and 2024, after share consolidation on March 17, 2025, the remaining ordinary shares available to be issued are 238 and 238, respectively.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2025 and 2024, the balance of the required statutory reserves was $0.7 million and $0.7 million, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Taxes

Corporation income tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

FAMI is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of the Cayman Islands.

Under the United States of America tax laws, an entity is subject to a 21% corporate tax rate.

Under the Hong Kong tax laws, an entity, that incorporated under the laws of Hong Kong China, is not subject to income tax if no revenue is generated in Hong Kong.

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

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant special tax treatment to local enterprises as a way to encourage specific agricultural industry and stimulate local economy. Farmmi Eco Agri is engaged in agricultural industry and their income are tax exempted. Net income of $1.9 million, $3.4 million, and $3.9 million was exempt from income tax for the years ended September 30, 2025, 2024, and 2023, respectively. The estimated tax savings as the result of the tax break for the years ended September 30, 2025, 2024, and 2023 amounted to $0.5 million, $0.8 million, and $1.0 million, respectively. After adjusted for share consolidation, per share effect of the tax exemption were $0.26, $1.43, and $3.19 for the years ended September 30, 2025, 2024, and 2023, respectively.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended September 30, 2025, 2024, and 2023:

	For the Years Ended September 30,
	2025	2024	2023
Statutory PRC income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemption (a)	0.8%	(18.2)%	(40.9)%
Favorable tax rate impact (a)	-	-	13.3%
Permanent difference	0.9%	32.3%	0.0%
Effect of disposal of subsidiaries	(0.5)%	-	-
Changes of deferred tax assets valuation allowances	(25.0)%	(9.3)%	(5.8)%
Non-PRC entities not subject PRC income tax	(1.2)%	(29.8)%	19.4%
Total	0.0%	0.01%	11.0%

(a) Income tax exemption refers to entity engaged in agricultural industry and its income is tax exempted. Favorable tax rate impact refers to entities that are identified as a small-scale minimal profit enterprise, for the portion of taxable income not more than RMB 1 million is subject to a reduced tax rate of 5% and for the portion of taxable income between RMB 1 million and RMB 3 million is subject to a reduced tax rate of 10%.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Taxes (Continued)

Corporation income tax (“CIT”) (Continued)

The income tax expenses of the Company consist of the following:

	For the Years Ended September 30,
	2025	2024	2023
Current income tax expenses	$42	$264	$148,893
Deferred income tax expenses	-	-	164,600
Total	$42	$264	$313,493

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	As of	As of
	September 30,	September 30,
	2025	2024
Net operating loss (“NOL”) carry forward	$347,923	$504,051
Allowance for inventory	-	3,299
Allowance for credit losses	11,250,097	75,729
Allowance for long-term investments	57,881	58,717
Valuation allowance	(11,655,901)	(641,796)
Total	-	-

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax basis and U.S. GAAP. Certain subsidiaries had a cumulative net operating loss of approximately $1.4 million as of September 30, 2025, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a valuation allowance of $11.7 million was recorded against the gross deferred tax asset balance at September 30, 2025. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that certain subsidiaries will not generate sufficient future taxable income to utilize the net operating loss.

Note 15 - Concentration of major customers and suppliers

For the year ended September 30, 2025, two major customers accounted for approximately 68% and 22% of the Company’s total sales. For the year ended September 30, 2024, one major customer accounted for approximately 55% of the Company’s total sales. For the year ended September 30, 2023, two major customers accounted for approximately 41% and 12% of the Company’s total sales. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2025, one major customer accounted for approximately 99.7% of the Company’s accounts receivable balance. As of September 30, 2024, one major customer accounted for approximately 98% of the Company’s accounts receivable balance.

For the year ended September 30, 2025, three major suppliers accounted for approximately 36%, 35% and 20% of the total purchases. For the year ended September 30, 2024, three major suppliers accounted for approximately 24%, 22%, and 16% of the total purchases. For the year ended September 30, 2023, one major supplier accounted for approximately 14% of the total purchases.

As of September 30, 2025, three major suppliers accounted for approximately 42%, 30%, and 29% of the Company’s advances to suppliers balance. As of September 30, 2024, five major suppliers accounted for approximately 28%, 20%, 20%, 17%, and 15% of the Company’s advances to suppliers balance.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Leases

The Company rents (i) its factories in Lishui City, Zhejiang Province from a related party, Zhejiang Tantech Bamboo Technology Co., Ltd, for processing dried edible fungi; (ii) a floor in an office building in Hangzhou from a third party; and (iii) three warehouses in the USA.

As of September 30, 2025 and 2024, the remaining average lease term was 4.3 years and 2.3 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate, nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 14.6% per annum and 4.7% per annum as of September 30, 2025, and 2024, respectively.

Supplemental balance sheet information related to operating leases is as follows:

	As of	As of
	September 30,	September 30,
	2025	2024

Right-of-use assets under operating leases	$16,440,531	$7,399,841

Operating lease liabilities, current	5,030,911	3,391,141
Operating lease liabilities, non-current	11,409,620	4,025,625
Total operating lease liabilities	$16,440,531	$7,416,766

As of
September 30,
For the years ending September 30,	2025
2026	$7,025,712
2027	3,456,560
2028	3,559,453
2029	3,669,199
2030	3,569,388
Thereafter	1,002,553
Total future minimum lease payments	22,282,865
Less: Imputed interest	(5,842,334)
Total	$16,440,531

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: shiitake mushrooms, mu er fungus, and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes, sells to the same or similar type of customers, and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trends. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only two operating segments and therefore two reportable segments as defined by ASC 280. Since June 2021, the Company’s operations have expanded into bulk agricultural commodity trading, such as cotton and corn bulk trading. The Company obtains control over these commodities as a principal from its suppliers before selling these commodities to its customers. To implement global expansion strategy and meet the growing customer demand, the Company launched its warehouse and logistics services business in the U.S. in the summer of 2024, with the aim to develop a food and agricultural product supply chain system. In July 2024, Farmmi USA opened its first warehouse and logistics services base in Chino, California, through the lease of warehouse spaces of 315,000 square feet from a large facility managed by established logistics companies. The facility provides special railway lines that offer sea-railway cargo transportation services. The logistics services provided to customers include cargo transfers and bonded warehouses. In March 2025, the Company further expanded its logistics service operations to the U.S. East Coast by opening a new warehouse located within an industrial park in Somerset, New Jersey. In August 2025, the Company leased additional warehouse spaces of approximately 183,000 square feet located in Robbinsville, New Jersey, bringing its total warehouse footprint in the U.S. to 640,000 square feet. In January 2026, the U.S. subsidiary completes a Food Facility Registration with the U.S. Food and Drug Administration and has the capacity to support the storage and distribution of a wide range of foods and agricultural commodities.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended September 30, 2025, 2024 and 2023 are as follows:

	For the Years Ended September 30,
	2025	2024	2023
Revenue recognition at a point in time
Sales of agricultural products
Shiitake	$10,667,870	$17,791,882	$19,655,465
Mu Er	9,162,453	14,820,286	16,301,157
Other products	29,183	31,493	112,853
Agricultural products trading business
Tapioca	-	-	39,977,734
Corn	784,933	30,971,188	27,430,969
Cotton	-	-	5,547,927
Red dates	-	507,083	-
Cornstarch	-	-	1,338,782
Logistic services
Operation services	1,471,700	9,400	-
Special work order services	442,025	-	-
Sub-total	22,558,164	64,131,332	110,364,887
Revenue recognition over time
Logistic services
Outbound delivery services	5,175,610	-	-
Storage services	237,586	-	-
Total	$27,971,360	$64,131,332	$110,364,887

	For the Years Ended September 30,
	2025	2024	2023
Products revenue	$20,644,439	$64,121,932	$110,364,887
Services revenue	7,326,921	9,400	-
Total	$27,971,360	$64,131,332	$110,364,887

Revenue by geographical segment for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended September 30,
	2025	2024	2023
PRC	$20,644,439	$64,121,932	$110,364,887
United States of America	7,326,921	9,400	-
Total	$27,971,360	$64,131,332	$110,364,887

	For the Year Ended September 30, 2025
	USA	PRC	Total
Revenues	$7,326,921	$20,644,439	$27,971,360
Cost of revenues	(8,805,651)	(18,364,186)	(27,169,837)
Gross (loss) profit	(1,478,730)	2,280,253	801,523
Operating expenses	(821,384)	(56,096,515)	(56,917,899)
Loss from operations	(2,300,114)	(53,816,262)	(56,116,376)
Other income (expenses)	1,338,800	1,391,630	2,730,430
Loss before income taxes	(961,314)	(52,424,632)	(53,385,946)
Income tax expenses	-	(42)	(42)
Net loss	$(961,314)	$(52,424,674)	$(53,385,988)

	For the Year Ended September 30, 2024
	USA	PRC	Total
Revenues	$9,400	$64,121,932	$64,131,332
Cost of revenues	(4,480)	(60,253,138)	(60,257,618)
Gross profit	4,920	3,868,794	3,873,714
Operating expenses	(338,119)	(2,739,910)	(3,078,029)
(Loss) income from operations	(333,199)	1,128,884	795,685
Other income (expenses)	34,888	(5,458,081)	(5,423,193)
Loss before income taxes	(298,311)	(4,329,197)	(4,627,508)
Income tax benefits (expenses)	949	(1,213)	(264)
Net loss	$(297,362)	$(4,330,410)	$(4,627,772)

	For the Year Ended September 30, 2023
	USA	PRC	Total
Revenues	-	$110,364,887	$110,364,887
Cost of revenues	-	(106,078,132)	(106,078,132)
Gross profit	-	4,286,755	4,286,755
Operating expenses	-	(2,245,380)	(2,245,380)
Income from operations	-	2,041,375	2,041,375
Other income	-	815,931	815,931
Income before income tax	-	2,857,306	2,857,306
Income tax expenses	-	(313,493)	(313,493)
Net income	-	$2,543,813	$2,543,813

As of September 30, 2025 and 2024, the Company’s long-lived assets are located in PRC and the United States of America:

	As of	As of
	September 30,	September 30,
	2025	2024
United States of America	$46,933,699	$7,969,062
PRC	6,973,528	16,838,861
Total long-lived assets	$53,907,227	$24,807,923

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Related party transactions

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Related party transactions (Continued)

Due from related parties consisted of the following:

		As of	As of
		September 30,	September 30,
		2025	2024
Due from related parties	Name of related parties
Other receivables	Dehong Zhang	-	$202,547
Other receivables	Zhejiang Yili Yuncang Holding Group Co., Ltd	-	99,441
Other receivables	FarmNet	-	4,100
Other receivables	Epakia Canada Inc	-	2,996
Trade receivables	Forasen Group Co., Ltd	-	2,094
Trade receivables	Zhang Bin	-	1,184
Total		-	$312,362

Amount due from Zhejiang Yili Yuncang Holding Group Co., Ltd was mainly related to prepayment of electricity and water expenses for offices leased to the Company.

Amounts due from FarmNet Limited, Epakia Canada Inc, Forasen Group Co., Ltd, Zhang Bin, and Dehong Zhang were mainly related to expenses paid by the Company which can be recoverable from these related parties.

Due to related parties from the Company consisted of the following:

		As of	As of
		September 30,	September 30,
		2025	2024
Due to related parties	Name of related parties
Other payable	Yefang Zhang	$241,773	$356,975
Other payable	Zhejiang Tantech Bamboo Technology Co., Ltd.	52,146	144,525
Total		$293,919	$501,500

The amount due to Zhejiang Tantech Bamboo Technology Co., Ltd was related to water and electricity expenses for offices leased to the Company.

Amounts due to Yefang Zhang were related to payment of expenses by related parties for the Company. Amounts were due on demand and non-interest bearing.

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the years ended September 30, 2025, 2024, and 2023, the Company recorded sales to related parties of $138, $2,785, and nil, respectively.

Operating leases from related parties

The following table summarizes operating leases with related party, Zhejiang Tantech Bamboo Technology Co., Ltd, detailing lease begin date, lease end date, leasing purpose, leasing area in square meters, and annual rent in RMB and its equivalent in USD.

Zhejiang Tantech Bamboo Technology Co., Ltd.	Lease No 1
Lease begin date	March 1, 2023
Lease end date	February 29, 2028
Leasing purpose	Office
Annual rent in RMB	131,835
Annual rent in USD	$18,279
Area (in square meters)	479

For the years ended September 30, 2025, 2024, and 2023, the Company incurred lease expense of $18,279, $100,235, and $66,116, respectively.

Non-Competition Agreement

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

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Dispositions of subsidiaries

On March 31, 2025, an agreement was signed to divest 100% interest in Farmmi Food and Farmmi Supply Chain to a third party for a total cash consideration of RMB20,000 ($2,754).

In June 2025, agreements were signed to divest 100% interest in Farmmi Biotech, Guoning Zhonghao, and Ningbo Farmmi Trade to third parties for a total cash consideration of RMB10,000 ($1,405), RMB10,000 ($1,405), and RMB5,000 ($702), respectively.

Prior to the entry into the above-mentioned agreements, all of the business operations, customers, and suppliers of Farmmi Food, Farmmi Supply Chain, Farmmi Biotech, Guoning Zhonghao and Ningbo Farmmi Trade had been transferred to other operating subsidiaries of the Company. The purchase price to be paid by the buyers to the Company reflected the aggregate value of all the net assets of the disposed entities.

The Company disposed of these subsidiaries but maintained their operations with the remaining subsidiaries; therefore, these disposals did not constitute discontinued operations.

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities in the consolidated balance sheets as of the date of disposition and September 30, 2024.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Dispositions of subsidiaries (Continued)

	As of date	As of
	of disposal	September 30,
	2025	2024
Carrying amounts of major classes of assets
Cash	$67,654	$55,211
Accounts receivable, net	257,092	215,071
Advances to suppliers	294,248	71,822
Inventories, net	113,498	388,166
Due from related parties	-	205,825
Other current assets	15,098	11,642
Right-of-use assets, net	255,224	403,269
Property and equipment	7,543	13,186
Total assets of disposed entities	$1,010,357	$1,364,192

Carrying amounts of major classes of liabilities
Bank loans	$199,525	$202,405
Accounts payable	905,941	65,593
Operating lease liabilities	267,955	420,194
Due to related parties	-	112,105
Other current liabilities	481,969	276,004
Total liabilities of disposed entities	$1,855,390	$1,076,301

The following is a reconciliation of the amounts of major classes of operations of disposed entities in the consolidated statements of operations and other comprehensive income (loss) for the period from October 1, 2024 to the date of disposal and for the year ended September 30, 2024.

	For the Period	For the
	from October 1,	Year Ended
	2024 to the Date	September 30,
	of Disposal	2024

Revenue	$1,604,649	$3,881,787
Cost of revenues	(1,453,782)	(3,704,006)
Gross profit	150,867	177,781
Operating expenses	(1,125,446)	(441,279)
Loss from operations	(974,579)	(263,498)
Other expenses	(123,134)	(53,547)
Loss before income taxes	(1,097,713)	(317,045)
Income tax expenses	-	(811)
Net loss	$(1,097,713)	$(317,856)

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Subsequent events

Management has reviewed events occurring through the date the consolidated financial statements were issued and, except as disclosed elsewhere in the consolidated financial statements, no subsequent events occurred that require accrual or disclosure, except for:

Farmmi, Inc. (the “Company”) convened its extraordinary general meeting of shareholders on December 5, 2025, and passed special resolutions that

1.	The authorized shares, and the issued and outstanding shares, of the Company be reclassified and redesignated into Class A Ordinary Shares and Class B Ordinary Shares (the “Redesignation”);

2.	The Fourth Amended and Restated Memorandum and Articles of Associations of the Company be adopted (the “Amended and Restated Memorandum and Articles”);

3.

The authorized share capital of the Company be amended from (i) US$12,000,000,000 divided into 5,000,000,000 Ordinary Shares of US$2.40 nominal or par value each, to (ii) US$12,000,000,000 divided into 4,500,000,000 Class A Ordinary Shares of US$2.40 nominal or par value each with one vote per share (the “Class A Ordinary Shares”), and 500,000,000 Class B Ordinary Shares of US$2.40 nominal or par value each with fifty votes per share (the “Class B Ordinary Shares”), by the redesignation of 4,500,000,000 Ordinary Shares into 4,500,000,000 Class A Shares of US$2.40 nominal or par value each, and the redesignation of 500,000,000 Ordinary Shares into 500,000,000 Class B Shares with a nominal or par value of US$2.40 each.

The terms of, and rights attaching to the Class A Ordinary Shares and the Class B Ordinary Shares will be materially identical to the existing Ordinary Shares of par value US$2.40 each in the capital of the Company save that the Class B Ordinary Shares: (i) shall have 50 times the voting rights per share of Class A Ordinary Shares, and (ii) shall be convertible into Class A Ordinary Shares, as provided in the Fourth Amended and Restated Memorandum and Articles of Association.

4.	Simultaneously with the Redesignation, the Ordinary Shares in the Company issued and outstanding be redesignated as follows:

-

all the existing authorized and issued Ordinary Shares of the Company be redesignated as Class A Ordinary Shares save for 3,873 Ordinary Shares issued and currently registered in the name of Farmnet Limited; and

-	the 3,873 Ordinary Shares held by Farmnet Limited be redesignated as 3,873 Class B Ordinary Shares.

5.

The authorized share capital of the Company be reduced from (i) US$12,000,000,000 divided into 4,500,000,000 Class A Ordinary Shares of US$2.40 nominal or par value each, and 500,000,000 Class B Ordinary Shares of US$2.40 nominal or par value each, to (ii) US$50 divided into 4,500,000,000 Class A Ordinary Shares of US$0.000,000,01 nominal or par value each, and 500,000,000 Class B Ordinary Shares of US$0.000,000,01 nominal or par value each, by the reduction of the par value of each Class A share and each Class B share by US$2.399,999,99 (the “Capital Reduction”).

On January 13, 2026, Bluesage Marketing Inc (“Bluesage”) was established under the laws of the State of California, the United States of America. Farmmi USA owns 100% equity of Bluesage.

Note 21 - Condensed financial information of the parent company

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

The footnote disclosures contain supplemental information relating to the operations of the Company, and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 - Condensed financial information of the parent company (Continued)

Farmmi, Inc.

Parent Company Balance Sheets

	As of	As of
	September 30,	September 30,
	2025	2024
Assets
Current assets
Cash	$70	$70
Other receivables	-	294,701
Total current assets	70	294,771
Non-current assets
Investment in subsidiaries	126,420,113	169,753,151
Total assets	$126,420,183	$170,047,922

Liabilities and Shareholders’ Equity
Current liabilities
Interest payable	43,597	31,685
Promissory notes	2,519,134	-
Total liabilities	2,562,731	$31,685

Commitments and contingencies

Shareholders’ equity
Ordinary shares, $2.40 par value, 5 billion shares authorized, 5,481,874 and 889,906 shares issued and outstanding as of September 30, 2025 and 2024, respectively	13,156,498	2,135,791
Additional paid-in capital	161,426,802	161,571,245
(Accumulated losses) Retained earnings	(50,725,848)	6,309,201
Total shareholders’ equity	123,857,452	170,016,237

Total liabilities and shareholders’ equity	$126,420,183	$170,047,922

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 - Condensed financial information of the parent company (Continued)

Farmmi, Inc.

Parent Company Statements of Operations

	For the Years Ended September 30,
	2025	2024	2023
Operating expenses:
General and administrative expenses	$(997,285)	$(803,483)	$(913,948)
Other expenses
Change in fair value of derivative liability	-	-	873,767
Interest expense	(269,091)	(1,535,732)	(445,766)
Amortization of debt issuance costs	(294,699)	(60,301)	(1,691,609)
Other expenses	-	(1,061)	(432)
Loss from operations	(1,561,075)	(2,400,577)	(2,177,988)
Equity in (loss) income of subsidiaries	(51,537,574)	(2,254,102)	4,721,801
Comprehensive (loss) income attributable to the Company	$(53,098,649)	$(4,654,679)	$2,543,813

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 - Condensed financial information of the parent company (Continued)

Farmmi, Inc.

Parent Company Statements of Cash Flows

	For the Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities
Net (loss) income	$(53,098,649)	$(4,654,679)	$2,543,813
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Equity in loss (earnings) of subsidiaries	51,537,574	2,254,102	(4,721,801)
Interest expenses for promissory note redemption	94,166	1,444,191	-
Amortization of debt issuance costs	294,699	60,301	1,691,609
Change in fair value of derivative liability	-	-	(873,767)
Other current assets	2	134,996	98
Other current liabilities	441,343	-	(50,869)
Net cash used in operating activities	(730,865)	(761,089)	(1,410,917)

Cash flows from investing activities
Investing in subsidiaries	(7,200,929)	1,028,374	(10,576,178)
Net cash (used in) provided by investing activities	(7,200,929)	1,028,374	(10,576,178)

Cash flows from financing activities
Proceeds from promissory notes	-	5,000,000	-
Repayment of promissory notes	(2,586,986)	(130,000)	-
Repayment of convertible promissory notes	-	(6,050,625)	-
Issuance of ordinary shares for warrants exercised	781,980	-	-
Issuance of ordinary shares, net	9,850,000	762,703	7,930,000
Proceeds from advances from related parties	-	150,623	-
Repayment of advances from related parties	(113,200)	-	-
Net cash provided by (used in) financing activities	7,931,794	(267,299)	7,930,000

Net decrease in cash	-	(14)	(4,057,095)
Cash, beginning of year	70	84	4,057,179
Cash, end of year	$70	$70	$84

